Form 10-K, Exhibit 13
period 1993-12-31
CHESAPEAKE CORP /VA/
filed 1994-03-07
CIK 19731

EXHIBIT 13.1

















                              Portions of the
                           CHESAPEAKE CORPORATION
                       Annual Report To Stockholders
                    For the year ended December 31, 1993

Financial Review  1991-1993


Earnings Overview

     Operationally,  1993 was  a good  year  for Chesapeake;  however, poor sales prices,  especially for  kraft products,  resulted in  lower earnings

than  in either 1992 or 1991.   Increases in sales volume and productivity,

combined  with  effective  cost  control and  working  capital  management,

enabled the  Company to  achieve record  cash flow  from operations and  to

reduce  its long-term  debt despite  lower earnings.   Disposal  of certain

assets,  which were  no  longer strategic,  had  a net  positive  impact on earnings, offset in part by a charge relating to a change in deferred taxes resulting from the new federal tax law.

                                          1989    1990    1991    1992
1993


Graph: Sales by Business Segment          813.1   841.2   840.5   888.4
885.0
       (Millions of Dollars)

       (Percent)
          Kraft products                     46%     43%     41%     41%
 39%
          Tissue                             24      28      31      32
 32
          Packaging                          30      29      28      27
 29
                       Total                100     100     100     100
100

          Chesapeake's 1993  net sales were  $885.0 million,  1% less  than

1992's record net  sales of $888.4 million  and  5% higher  than 1991's net

sales of  $840.5  million.   For  the third  straight  year, all  three  of

Chesapeake's    major businesses--kraft  products,  tissue  and packaging--

achieved  record shipments.   Shipments were up 11%  for kraft products, 4%

for  tissue and  3%  for packaging  over  last year.    Competitive pricing
pressures  that  began  for the  industry  in  1990  continued to  confront

Chesapeake for  many of its products in 1993.  Overall kraft product prices were down  13% from 1992.  Prices of certain  kraft products began  to show

some improvement near the end   of 1993 and  in early 1994.  Tissue  prices

began to improve during the  second quarter, with the first of  three price increases  implemented  in  1993, and  were  up  slightly  compared to  the previous year.  Overall packaging prices approximated those of the previous year.  Net sales of the consumer products business  declined 5% as a result of the reorganization of that business, and net sales of  building products were  down 6% from 1992 because of the conveyance of the assets of the wood

treating business to Universal  Forest Products, Inc. at the   beginning of

the fourth quarter.   Sales of Chesapeake's land development  business more

than doubled over last year's depressed levels, but remain a small part  of

Chesapeake's total operations.            Chesapeake continued its emphasis

on  specialty products that the Company believes have less price volatility and  higher growth  and  profitability potential  than commodity  products.

During  1993, sales of  these specialty products  remained at approximately

60% of Chesapeake's total sales.   During the last three years, low selling

prices for commodity products, such as bleached market pulp and corrugating medium,  have offset  much of  the benefit  derived from  specialty product sales.

                                          1989    1990    1991    1992
1993
   Graph:  Net Income
        (Millions of Dollars)
           Income before cumulative
             effect of accounting
             changes                      47.6    16.7     15.4    14.4
10.4
           Net Income                     47.6    16.7     15.4     4.7
10.4

          Net income for 1993 was $10.4 million, or $.44 a  share, down 28%

from $14.4 million, or $.63  a share, earned in 1992 before  the cumulative effect of  accounting changes, and down  32% from $15.4 million,  or $.75 a share, earned in 1991.  Included  in 1993 results was an after tax  gain of

$3.4 million, or $.15 share, resulting  from the disposal of certain assets as part
of the  Company's plan  to reduce assets  which were  no longer  strategic.

These transactions included the  conveyance of the assets of  the Company's

wood   treating  business   to   Universal  Forest   Products,  Inc.;   the

consolidation of  a packaging plant at  West Des Moines, Iowa,  with one in

Sandusky,  Ohio; and the sale of approximately 19,000 acres of timberlands.

Net income  for 1993 also includes a charge of $2.4 million, or $.10 share,

to  reflect changes  in  deferred taxes  resulting  from the  1993  Revenue

Reconciliation Act.  During 1992 Chesapeake adopted Statements of Financial

Accounting  Standards No.  106  "Employers'  Accounting for  Postretirement

Benefits Other Than Pensions" and  No. 109  "Accounting  for Income Taxes",

which resulted in a net one-time, after-tax charge of $9.7 million, or $.46

a share.   The one-time effect consisted of  a transition obligation charge of  $11.9 million  to accrue for  the costs  of future  health benefits for retirees and current  employees after  retirement, and an  increase in  net income  of $2.2 million from  changing the method  of accounting for income taxes.  These  new accounting standards, which reduced net  income for 1992 to  $4.7 million, or  $.17 a share,  had no effect  on cash flow  or income before the cumulative  effect of accounting changes. See Notes  4, 6 and 13 to the  consolidated financial  statements for information  regarding these accounting changes.

                                          1989    1990    1991    1992
1993
Graph:  Income from Operations            102.5   58.9     58.5    52.2
44.0
        (Millions of Dollars)

          Income from operations for 1993 was $44.0 million, or $8.2 million less than in 1992. Increased depreciation expense of $3.7 million in 1993 was primarily related to the first full year of depreciation on the recovery boiler and related equipment completed at Chesapeake Paper

Products'  West Point  mill  during 1992.    Included in  1993's  operating

expenses was  approximately $2.0 million  relating to the  consolidation of the Company's West Des Moines, Iowa packaging plant into its Sandusky, Ohio facility and  additional  expenses related  to  the reorganization  of  the

consumer  products   business.    Operating  expenses   for  1992  included

approximately  $4.8  million of  unusual charges  related primarily  to the reorganization of the  Finess consumer products business and  the write-off of some older equipment replaced by the start-up of the new recovery boiler

at  Chesapeake  Paper  Products' West  Point,  Virginia  mill.   Also,  the

shutdown  of  an old  recovery boiler  at the  West  Point mill  before its replacement was operational increased 1992 costs by $2.8 million during the

year.   Cost  of products sold  increased by  1% from  1992 and represented approximately 76%  of net sales for  the year.  Gross  profit and operating

margins were down  1% compared to the previous year.   Selling, general and

administrative  expenses in 1993 decreased  $4.6 million, or  4%, from 1992 and remained at 12% of net sales.

                                          1989    1990    1991    1992
1993

Graph: Interest Expense                    25.9    29.4    35.4     31.4
32.0
       (Millions of Dollars)

    The  $7.0  million  increase in  other  income,  net  in 1993  resulted primarily from the  sale, in  the fourth quarter,  of approximately  19,000 acres  of timberland  holdings  that were  no  longer strategic.  The  sale produced a pre-tax gain of approximately  $8 million.  Interest expense for

1993, net of $.4 million of capitalized interest, was $32.0  million, while interest expense for 1992, net of $3.7 million of capitalized interest, was

$31.4 million.   Excluding capitalized interest,  interest expense in  1993 decreased  $2.7 million  from 1992  due to  reduced debt  levels  and lower interest rates.

     Income  taxes for  1993 include a  charge of  $2.4 million,  or $.10 a share, to reflect changes in deferred taxes resulting from the 1993 Revenue

Reconciliation Act.

                                          1989    1990    1991    1992

1993

Graph: EBIT + D
       (Millions of Dollars)
       Earnings before cumulative
         effect of accounting
              changes                     104.4    58.5     61.5   53.9
52.7
       Non-Cash charges for
              Depreciation, Cost of
         Timber Harvested and
              Amortization                 50.3    58.5     64.8   68.3
71.9
                                          154.7   117.0    126.3  122.2
124.6

Liquidity and Capital Structure

     Net cash provided by operating activities was a record $113.6  million in 1993, 64% higher than the $69.2 million generated in 1992.  EBIT +  D, a measure of internal  cash flow combining  earnings before interest,  income taxes  and the cumulative effect of accounting changes plus noncash charges for depreciation,  cost of  timber harvested  and amortization,  was $124.6

million for  1993, 2% more than  1992's $122.2 million.   Compared to 1992,

working capital decreased $35.1  million to $87.1 million at  year-end 1993 due to  a decrease in inventories  and an increase in  accounts payable and accrued expenses.  The  ratio of current assets to current  liabilities was

1.9  at year-end  1993 compared  to 1992's  2.4 and  1991's 2.1.   Accounts

receivable  at  year-end  1993 decreased  $  .9  million  with the  average collection period up one day from last year.  Inventories at the end of the year decreased $25.5 million compared to 1992. Inventories of the treated wood business, sold to Universal Forest Products at the beginning of the fourth quarter of 1993, were $13.5 million at year-end 1992.  The remaining decrease  occurred  primarily in  the  finished  goods and  work-in-process inventories of the kraft
products  and  tissue  businesses.    The  annual  inventory  turnover rate

increased  from 6.8 for 1992 to 7.6 for 1993.  Accounts payable and accrued expenses increased $10.5 million due to the timing of payments.

     The Company is in a very capital intensive industry and generally uses long-term debt  to fund major capital  expansions that cannot be  funded by

internally  generated  funds.     In  1993,  increased  sales  volume   and

productivity,  combined   with  effective  cost  control,  working  capital

management and controlled  capital spending, resulted in net  cash provided

by  operations exceeding  capital investments  by nearly  $50 million.   In

turn,  Chesapeake was able to reduce its  long-term debt by $50 million, or

13%,  during  1993.   In conjunction  with the  first  quarter sale  of $85

million principal amount of 7.2% debentures due March 15, 2005, the Company entered  into an  interest rate  swap agreement  in order  to  increase the

portion of its debt  that would bear interest  at a floating rate.   During

the third  quarter this interest  rate swap was  terminated resulting in  a pre-tax gain of  $1 million to  Chesapeake.  The  gain is being  recognized

over  the estimated  18  month  life of  the  swap.    See Note  3  to  the

consolidated   financial   statements   for   additional   long-term   debt

information.

                                          1989    1990    1991    1992

1993

Graph:  Capital Structure                 704.4   783.7   820.8   849.6
799.7
        (Millions of Dollars)

        (Percent)
          Long-Term Debt                     43%     49%     51%     45%
 42%
          Deferred Taxes                     13      11      10      11
 12
          Stockholders' Equity               44      40      39      44

 46
                   Total                    100     100     100     100
100

     Chesapeake's total capitalization  was $799.7  million at  the end  of

1993.   The year end ratio of long-term  debt to total capital decreased to

42% for 1993 compared to 45% for 1992 and 51% for 1991.  Chesapeake's long-

term debt to total capital ratio target range is  35% to 45%.  The year end ratio of  long-term debt to stockholders' equity was 91% for 1993, 103% for

1992 and 131% for 1991.  The  1993 decrease in the ratio of long-term  debt to  stockholders' equity was attributable  to lower debt  levels, while the

1992  decrease resulted primarily from  the public offering  of 2.5 million shares of the Company's common stock.

During    1993    the     Company maintained cash dividends of $.72  a

share, the same level as  the previous

four  years.   Chesapeake's  dividends paid  as  a percentage  of  net cash provided by  operating activities were 15%  for 1993, 24% for  1992 and 22%

for 1991. Outstanding common shares at year end 1993  totaled 23.5 million,

up .2  million for shares issued in connection with employee benefit plans.

Outstanding shares increased 2.7 million in 1992 due to the public offering of 2.5 million shares of  the Company's common stock and the issuance of .2 million  shares in  connection with  employee benefit  plans.  In  the five years  prior  to 1992,  the number  of outstanding  shares of  common stock remained  virtually unchanged, as purchases of shares by the Company offset shares  issued for employee benefit plans. No  shares were purchased by the

Company under board of directors' stock purchase  authorizations in 1993 or

1992.    See  Note 7 to  the consolidated financial  statements for capital

stock   and  additional  paid-in  capital  information.     Year  end  1993

stockholders'  equity per  share was  $15.65, approximating  1992  and 1991 amounts.  The market price for Chesapeake's common stock ranged from $17.13 per  share to  $25.75 per share  in 1993, with  a year end  market price of

$25.50 per share.

                                          1989    1990    1991    1992
1993
Graph:  Net Cash Provided by
          Operating Activities             98.6   69.2     67.8    69.2
113.6
        (Millions of Dollars)



Capital Expenditures

     Expenditures  for  property, plant  and  equipment  in  1993 were  $64 million,  25% less than the $85 million spent in 1992.  Capital spending in

1991 was $92 million.  About one-third of the capital spending  in 1993 was related to the rebuild of the No. 2 paper machine and expansion of the pulp

mill and bleach plant at Chesapeake Paper Products' West Point mill.    The

Company also spent  $7 million completing  the final phase of  an expansion program  that doubled  the  capacity of  Color-Box, Chesapeake  Packaging's

consumer  graphic packaging  subsidiary.   Other  capital expenditures  for

1993,  none of  which was  individually material,  focused on   operational

improvements throughout the Company.

          1989                            1990    1991    1992    1993
Graph:  Total Assets                      789.7   875.9   915.5   958.9
919.3
        (Millions of Dollars)

        (Percent)
         Goodwill & Other                     8%      8%       9%     8%
  9%
         Current Assets                      23      22       21     22
 20
         Property, Plant & Equipment         69      70       70     70
 71
            Total                           100     100      100    100
100



     About  one-half of the capital spending  in both 1992 and 1991 related to the $100 million project  at Chesapeake Paper Products' West  Point mill for a recovery boiler, evaporators and related equipment. This project was completed late in the third quarter of 1992 with the successful start of the recovery boiler.

     Planned capital spending  for 1994 approximates  1993 levels, with  no

1994  capital  project  individually more  than  5%  of  the total  planned

spending.   Projected capital expenditures  are expected to  be funded with

internally generated cash  supplemented by proceeds  from borrowings.   See

Note 13 to the consolidated  financial statements for information regarding capital commitments.



Operating Results

          Until  the  early  1980s, Chesapeake's  products  were  primarily

commodities  in  slow  growth  markets.     Because  of  strategic  changes

implemented by  management,  approximately  60%  of  sales  now  come  from specialty products that the Company believes have less price volatility and

higher  growth and  profitability potential than  commodity products.   Low

prices  of commodity products, such as bleached market pulp and corrugating medium,  have offset  much of  the benefit  derived from  specialty product sales in the past three years.

     Another strategic  change  is the  increased  use of  recycled  fiber.

Chesapeake is  a leader  among paper manufacturers  in the use  of recycled fiber.  During 1993 Chesapeake recycled nearly 568,000 tons of fiber.  100%

of the  paper produced  at Wisconsin Tissue  is made  from recycled  fiber,

while more than 35% of Chesapeake Paper Products' raw material was recycled

fiber  in  1993.   This  high  recycled  content  lowers production  costs,

provides marketing advantages and reduces solid waste to landfills.

                                          1989    1990    1991    1992
1993

Graph:  Capital Expenditures              139.5   128.5    92.2    85.0
63.9
        (Millions of Dollars)

1993 vs. 1992

  Kraft Products

     Chesapeake  Paper Products recorded a  slight loss in  1993 because of terrible pricing.  Negative price variances from 1992 totaled approximately

$40 million.  Overall average sales  prices declined an additional 13% from

1992's  already depressed levels.  Prices for bleached hardwood pulp, which

dropped  dramatically  late in  1992,  fell  another 33%  in  1993.   Total

shipments were up 11%  in 1993 to a record 798,000  tons.  Productivity and quality  gains  were experienced  in all  product  categories, as  the mill achieved record  good tons produced per  day for the year  and reduced off-

quality production  by  8% compared  to  last year.   Specialty  white  top

paperboard, which has higher profit margins than brown paperboard, remained at 80% of  the paperboard mix.  Depreciation expense  increased 15% because of the first full year  of depreciation on the recovery boiler  and related equipment, which were completed near the  end of the third quarter of 1992.

Operating costs for 1992 were increased by the premature shutdown of an old recovery boiler  prior to the start of the  new boiler and by the write-off of the old recovery boiler and related equipment.

     Chesapeake Building Products  was formed  in 1993 with  the merger  of

Chesapeake Forest  Products' lumber  division and Chesapeake  Wood Treating

Co.  Results of the lumber division improved significantly in 1993 as sales volume and prices increased 6% and 27%, respectively,  from the prior year.

Substantially all of the assets of the wood treating business were conveyed to Universal Forest Products at the beginning of the fourth quarter. Net sales of the wood treating business were approximately $16 million in the fourth quarter  of 1992.  The  Company recorded charges of  $1.3 million in

1993
and $1.0 million in 1992 related to the conveyance.   The combined earnings

in 1993  and 1992 of normal operations of this business nearly offset these charges.

  Tissue

     Wisconsin Tissue's  EBIT for 1993 improved  6% over 1992 and  was just below 1991's record results.  Sales  prices, which eroded in 1992, began to recover in the second quarter  of 1993 when the  first of three 1993  price increases was implemented, and  for the year averaged slightly  higher than

in 1992.   Even with the increases achieved during  the year, average sales prices remain below levels experienced in the late 1980s.  Shipments were a

record  220,000  tons in  1993, up  4% from  1992.   Secondary  fiber costs

increased during 1993 resulting  in slightly lower margins.   Paper machine

operating rates averaged at or above 100% for all four paper machines.

     The reorganized Chesapeake Consumer Products business reduced its loss in 1993 by $2.9 million, or 52%, from 1992.  Net sales declined 5% from the previous year, because of the reorganization  of the Finess portion of this

business.   Operating expenses increased due to additional costs related to the reorganization of the business.

                                          1989    1990    1991    1992
1993

Graph: Dividends Declared Per Share        .72     .72     .72     .72
.72
       (Dollars)

  Packaging

     Chesapeake  Packaging's EBIT  for  1993 increased  15%  from 1992,  as

results improved  for two of  its three businesses.   Average  sales prices

approximated 1992 levels, while total shipments were a record 3,725 million

square  feet,  an  increase  of  3% from  1992  shipments.    Shipments  of
corrugated shipping  containers increased 1%, while  shipments of point-of-

sale displays decreased

2%.   Shipments of consumer graphic packaging  increased 25% as a result of the  completion of  the final  phase of  a capital  expansion program  that

doubled  the  capacity of  the Color-Box  facility.   Additional  growth is

anticipated in  graphic packaging  and corrugated shipping  containers with the  January  24,  1994  acquisition  of  Lawless  Holding  Corporation  by

Chesapeake Packaging.   Operating expenses  were increased in  1993 by  the

consolidation  of the  West Des  Moines, Iowa  packaging facility  into the

Sandusky, Ohio facility.


                                          1989    1990    1991    1992
1993
Graph:  Earnings Per Share:
        (Dollars)
             Earnings before cumulative
          effect of accounting
           changes                        2.31     .81      .75     .63
.44
        Earnings                          2.31     .81      .75     .17
.44


1992 vs. 1991

    Chesapeake  achieved record  net sales  in 1992  of $888.4  million, 6%

higher than 1991's $840.5 million.  For the second straight year, all three of Chesapeake's major businesses  - kraft products, tissue and  packaging -

achieved record  shipments.  Shipments  were up 2% for  kraft products, 11%

for  tissue and  6% for packaging  from 1991.   Despite  the improvement in

sales   volume,   continued  pricing   pressures  prevented   any  earnings

improvement.   The combined decline  in prices from  1991 in our  kraft and tissue businesses was $10 million.  Net sales of consumer products grew 11%

and net sales  of treated wood  products were up 22%  from 1991.   The real
estate business  remained depressed, with sales  approximating 1991 levels.

Chesapeake's shift to specialty products continued in 1992, as sales of these products increased 8% over 1991 and represented approximately 60% of

Chesapeake's total  sales.         Income for  1992, before  the cumulative

effect of accounting  changes, was $14.4 million, or $.63  a share, down 6%

from $15.4 million, or $.75 a share,
earned in  1991.  New  accounting standards, adopted  in 1992, reduced  net income for 1992 by $9.7 million, or $.46 a share, to $4.7 million,  or $.17 a share, but  had no effect  on cash flow or  income before the  cumulative effect of accounting changes.

                                                1989    1990    1991   1992
1993

Graph:  Return on Common
          Stockholders'Equity*             17.0%    5.3%    4.9%    4.5%
2.8%
       *Before cumulative effect of
         accounting changes - 1992
        (Percent)


     Income from operations  for 1992  was $52.2 million,  or $6.3  million less than in 1991.  Included in 1992's operating expenses was approximately

$4.8  million of unusual charges related primarily to the reorganization of the  Finess  consumer products  business and  the  write-off of  some older equipment replaced  by the  start of  a new  recovery boiler at  Chesapeake

Paper Products' West Point mill.  The shutdown of an old recovery boiler at the  West Point mill before its replacement was operational increased costs by $2.8 million  during 1992.  Cost  of products sold increased  by 7% from

1991  primarily as  a  result of  the  increase  in sales  and  represented

approximately  75% of  net  sales for  the  year.   Increased  depreciation

expense of $4.4 million in  1992 was primarily related to the  new recovery boiler and related equipment.  Despite these additional costs, gross profit

and operating margins  declined only 1% from  the previous year.   Selling,

general and  administrative expenses  increased $3.6 million,  or 3%,  from

1991, but  remained at 12%  of net sales.   Despite the  difficult economic

times of 1992, bad debt expense declined to $1.7 million, compared to $3.4 million in the previous year.

     The $1.3 million decrease in other income, net in 1992 was due in part to accrued costs associated with the anticipated sale of the Company's wood
treating business.   Interest  expense for  1992,  net of  $3.7 million  of

capitalized interest, was  $31.4 million, while interest expense  for 1991,

net of $2.5 million of capitalized interest, was $35.4  million.  Excluding capitalized interest, interest expense decreased $2.8 million due to  lower debt levels and lower interest rates.


  Kraft Products

     Chesapeake Paper Products'  EBIT for  1992 was slightly  over that  of

1991 as a  result of higher volumes and a modest  increase of 1% in overall

average  sales prices.   Kraft  shipments were  a record  721,000  tons, an

increase  of 2% from  1991.   Shipments of  specialty white  top paperboard

exceeded  80% of the paperboard  mix, as shipments  of white top paperboard increased 20% to  285,000 tons.  Prices for bleached  hardwood pulp dropped

dramatically during  the latter part  of the fourth  quarter.   Slow market

conditions near the  end of the year and record  production for 1992 caused finished goods inventory levels to increase substantially late in the year.

About $2.8  million of additional operating costs  were incurred due to the temporary reduction  of chemical  recovery capabilities resulting  from the premature shutdown of  an old recovery boiler prior  to the start of  a new

recovery boiler.   Operating costs also increased due to write-offs of some

older  equipment replaced  by the  new boiler  late in  the  third quarter.

Depreciation expense increased 10%  because of the new recovery  boiler and related equipment.

     Results of the  wood treating business in 1992 improved  over 1991, as shipments and  average selling  prices increased  6% and 1%,  respectively.

The results of Chesapeake Forest Products' lumber division, a small part of

Chesapeake's total operations, showed significant improvement in 1992, as both sales volumes and sales prices increased significantly.

  Tissue

     Wisconsin Tissue's EBIT  for 1992 was only 9% less  than 1991's record results despite severe pricing pressures throughout most of the  year.  The average sales prices for  tissue products dropped 5% to  approximately 1984 levels, as  industry operating rates averaged  less than 90% for  the year.

Shipments, however,  were a record 211,000  tons, up 11% from  1991.  Paper machine operating rates  averaged near 100% for  the year and  direct costs continued to be tightly controlled.

     Chesapeake Consumer  Products continued  to show improvement  in sales and overall performance during 1992.  Compared to 1991, sales increased 11%

and operating  losses  were reduced  20%, or  $1.3 million.   The  Appleton

portion of  the business  that lost  more than $12  million in  1990 turned

profitable  for  the  year,   but  the  Finess  portion  continued   to  be

unprofitable.  Costs  increased during  the fourth quarter  due to  charges related to the reorganization of the Finess portion of the business.


  Packaging

     Overall EBIT  for Chesapeake  Packaging declined approximately  25% in

1992,  as  results  of its  businesses  were  mixed.   Corrugated  shipping

container  sales volume increased 10% and consumer graphic packaging gained

5%.   Shipments of  point-of-sale displays  declined 5%  due to changes  in promotional  spending of  large consumer  products companies  and increased competitiveness.  Overall average selling  prices were unchanged from 1991.

A  permanent display  division was  formed during  1992 in  order to  offer customers a full-service merchandising program.

Other

     More information  about Chesapeake's businesses is  provided under the caption  "Business Segment Highlights" and  in Note 14  to the consolidated financial statements.


Environmental

     Chesapeake has a strong commitment to protecting the environment.  The

Company  has an  environmental  audit program  to  monitor compliance  with environmental laws and regulations.  The Company is committed to abiding by the  environmental, health and safety principles of the American Forest and

Paper Association.  Each expansion project  has been planned to comply with

applicable   environmental   regulations  and   to   enhance  environmental

protection  at existing facilities.   The Company  faces increasing capital

expenditures  and  operating  costs  to  comply  with  expanding  and  more stringent  environmental regulations,  although  compliance  with  existing environmental  regulations is  not expected  to  have a  materially adverse effect  on  the  Company's  earnings,  financial  position  or  competitive position.  See Note 13 to the consolidated financial statements for further capital spending information relating to environmental compliance.

     Chesapeake  operates under,  and  believes that  it is  in substantial compliance with, the terms of  various air emission and water  and effluent discharge permits and other environmental regulations.

                                                  1989    1990    1991
1992      1993

Graph:    Stockholders' Equity Per
            Share                          15.28  15.36    15.43  15.88
15.65
          (Dollars)

          Common Stock Price Range
            Low                           17.88   12.75    13.25  18.25
17.13
            High                          24.13   21.50    24.00  29.13
25.75
          (Dollars)

BUSINESS SEGMENT HIGHLIGHTS*





                                                          1993
                      1992                                   1991

   (Dollar amounts in millions)



              Net sales:
          Kraft products                  $343.5   39%    $365.8   41%
$339.1     41%                            Tissue                   283.5
32         276.2                           32      260.5   31
          Packaging                        252.7   29     243.8    27
238.2      28
          Corporate                          5.3    -        2.6    -
 2.7        -
                                          $885.0  100%    $888.4  100%
$840.5    100%


Operating income:
          Kraft products                  $12.5    20%    $23.8    36%
$21.5      30%
          Tissue                            31.1   51       26.3   40
28.2       40
          Packaging                        17.6    29      15.5    24
21.3       30
                                          61.2    100%    65.6    100%
71.0      100%
          Corporate                        (8.5)          (11.7)
(9.5)
            Income before interest, taxes
              and cumulative effect of
                accounting changes        $52.7           $53.9
$61.5


*1992 and 1991 results have been restated to conform with the current year presentation. See Note 14 to consolidated financial statements for further information regarding business segments.

              RECENT QUARTERLY RESULTS

    Per Share

                                          Income (loss)   Earnings (loss)
                                          Before          Before
                                          Cumulative      Cumulative
                                          Effect of       Net     Effect of
          Net                                Gross   Accounting      Income
Accounting
Earnings
 Dividends
      Stock Price
Quarter   Sales                           Profit  Changes         (loss)
 Changes
 (loss)
 Declared   High
    Low
         (Dollars in millions except per share amounts)

1991:

  First   $198.4                          $ 38.7  $ 2.4   $ 2.4   $ .12
   $ .12
$ .18     $17.25                          $13.25
  Second   218.9                            39.1    2.4     2.4
 .12     .12  .18      21.63                           16.13
  Third    219.4                            41.2    4.9     4.9     .23
 .23
  .18      21.50                           18.25
  Fourth   203.8                            42.6    5.7     5.7     .28
 .28
  .18      24.00                           19.00

    Totals                                $840.5  $161.6  $15.4   $15.4   $
 .75$ .75
$ .72

1992:

  First   $210.1                          $ 37.1  $ 2.3   $(7.4)  $ .11
 $(.35)
$ .18     $29.13                          $23.00
  Second   229.3                            40.6    4.3     4.3     .19
 .19
  .18      25.38                           21.88
  Third    236.2                            44.1    6.5     6.5     .28
 .28
  .18      25.25                           19.38
  Fourth   212.8                            37.1    1.3     1.3     .05
 .05
  .18      23.25                           18.25
30

    Totals                                $888.4  $158.9  $14.4   $ 4.7   $

 .63  $ .17
$ .72


1993:

  First   $209.3                          $ 32.4  $ (.8)  $ (.8)  $(.03)
 $(.03)
$ .18     $23.13                          $19.00
  Second   236.4                            35.7    1.3     1.3     .05
 .05
  .18      21.50                           17.63
  Third    238.3                            41.0    2.6     2.6     .11
 .11
  .18      20.63                           17.13
  Fourth   201.0                            37.0    7.3     7.3     .31
 .31
  .18      25.75                           19.63

    Totals                                $885.0  $146.1  $10.4   $10.4   $
 .44$ .44
$ .72

                     RESPONSIBILITY FOR FINANCIAL STATEMENTS


 Chesapeake Corporation is responsible for the preparation, integrity and fair

presentation of   its  published financial   statements.    The   financial
statements

have    been prepared  in accordance  with   generally  accepted accounting
principles

and, as such, include, where necessary, amounts based on judgments and estimates made by management.

 To fulfill its responsibilities, Chesapeake maintains and continues to refine a system of internal accounting controls, policies and procedures to provide

reasonable   assurance   that  the   Company's   assets  are   safeguarded,
transactions are

executed in accordance with proper management authorization, and the financial records are reliable for the preparation of financial statements. This system of internal controls, policies and procedures is evaluated regularly by the

Company's internal audit staff to confirm that it is adequate and is operating effectively.

 As  indicated in  the  report of  independent  accountants, Coopers  &
 Lybrand

performs an annual audit  of Chesapeake's consolidated financial statements for

the purpose of determining that the statements are presented fairly, in all material respects, in conformity with generally accepted accounting principles.

The independent accountants are appointed annually by Chesapeake's board of

directors   based  upon  a  recommendation  by  the  audit  committee,  and the

appointment is ratified by Chesapeake's stockholders.

 The audit committee of the board of directors, composed of outside directors,

meets  periodically  with  the   Company's  management,  internal  auditors

 and

independent accountants to review internal accounting controls and financial reporting practices  and the nature, extent  and results of audit  efforts.

 The

independent accountants and the internal auditors have direct and independent access to the audit committee.

                                                /s/Andrew J. Kohut
                                            Andrew J. Kohut
                                         Vice President Finance &

Chief Financial Officer
January 25, 1994

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Stockholders and Board of Directors
Chesapeake Corporation:

  We  have   audited the    accompanying   consolidated balance   sheet  of
Chesapeake
Corporation and subsidiaries   as of December  31, 1993 and  1992,  and the
related
consolidated  statements of income and retained earnings and cash flows for each
of the  three years  in the period  ended December  31, 1993.   These
 financial
statements  are   the  responsibility  of    the  Company's   management.

 Our
responsibility is to  express an opinion on these financial  statements based on
our audits.

  We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material
misstatement.  An audit includes examining, on a test basis, evidence supporting
the amounts and disclosures in the financial statements.  An audit also includes
assessing  the accounting  principles  used and  significant  estimates made  by
management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chesapeake Corporation and subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in notes 4, 6 and 13 to the consolidated financial statements,

the Company changed its methods of accounting for postretirement benef its other than pensions and accounting for income taxes in 1992.



                                              /s/ COOPERS & LYBRAND


COOPERS & LYBRAND
Richmond, Virginia
January 25, 1994

                     CHESAPEAKE CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET



                     December 31,
                                            1993     1992
                      (In millions)
ASSETS

Current assets:
          Cash                            $     .7        $     .7
          Accounts receivable                 87.5            88.4
          Inventories                         79.7           105.2
          Deferred income taxes               12.2            12.4
          Other                                6.1             5.2

              Total current assets           186.2           211.9


Property, plant and equipment:
          Plant sites and buildings          140.8           134.3
          Machinery and equipment            999.4           984.9
          Construction in progress            19.3            14.8
           1,159.5                         1,134.0
          Less accumulated depreciation      545.5           507.1

                                              614.0          626.9

          Timber and timberlands              39.8            41.4

               Net property, plant and equipment     653.8           668.3

Other assets                                  79.3            78.7

                                          $  919.3        $  958.9

                                                    December 31,
                                           1993    1992
                                                   (In millions)

LIABILITIES AND STOCKHOLDERS' EQUITY



Current liabilities:
          Accounts payable and accrued expenses   $ 90.5  $ 80.0
          Current maturities of long-term debt       1.5     4.3
          Dividends payable                  4.2     4.2
          Income taxes payable               2.9     1.2

               Total current liabilities    99.1    89.7




Long-term debt                             333.1   382.8


Postretirement benefits other than pensions         20.5       19.6


Deferred income taxes                       98.6    96.4




Stockholders' equity:
  Common stock, $1 par value;
  authorized, 60 million shares;
  outstanding, 23.5 million and
  23.3 million shares                     23.5      23.3
Additional paid-in capital                 102.6    98.8
Retained earnings                          241.9   248.3

                                           368.0   370.4
                                          $919.3  $958.9

 The accompanying Notes to Consolidated Financial Statements are part of the financial statements.

                     CHESAPEAKE CORPORATION AND SUBSIDIARIES
             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                            For the years ended December 31,
                                           1993    1992    1991
                             (In millions except per share data)

Income:

          Net sales                       $885.0  $888.4  $840.5

          Costs and expenses:

           Cost of products sold    668.7
663.0      616.8
           Depreciation   and   cost  of   timber
harvested   70.2                            66.5    62.1
           Selling,  general  and  administrative
expenses   102.1                           106.7   103.1
           Income from operations
44.0        52.2                            58.5

          Other income, net                  8.7     1.7     3.0
            Income before  interest, taxes and
cumulative
              effect of accounting changes
52.7        53.9                            61.5

          Interest expense                 (32.0)   (31.4)         (35.4)

          Income before taxes and cumulative
effect of
            accounting changes   20.7       22.5     26.1
          Income taxes                      10.3     8.1    10.7

          Income before cumulative effect of
accounting
                                                changes     10.4
14.4        15.4

          Cumulative effect of accounting changes                      -
(9.7)          -

             Net income  $ 10.4  $  4.7  $
15.4

          Per share:

           Earnings  before cumulative  effect of
accounting  changes               $  .44  $.63       $  .75
            Cumulative   effect    of   accounting
changes                         -           (.46)       -

             Earnings        $  .44  $  .17  $.75

Retained earnings:

          Balance, beginning of year      $248.3  $260.3  $259.7
          Net income                        10.4     4.7    15.4
          Cash dividends declared, $.72 per share each year          (16.8)
(16.7)      (14.8)

          Balance, end of year
$241.9    $248.3                          $260.3


The accompanying Notes to Consolidated Financial Statements are part of the financial statements.

                     CHESAPEAKE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                               For the years ended December 31,
                                           1993    1992    1991
                                  (In millions)

Operating activities:
  Net income                              $ 10.4  $  4.7  $ 15.4
  Adjustments to reconcile net income to net cash
   provided by operating activities:
          Depreciation, cost of timber harvested
           and amortization of intangibles           72.4           68.6
65.2
          Deferred income taxes               2.4           (2.5)   (2.4)
     Cumulative effect of accounting changes                      -
9.7            -
 (Gains) losses on sales of property, plant and equipment    (9.4)
( .4)         .2
     (Gains) losses on sales of businesses            1.3            1.0
(1.3)
     Changes in operating assets and liabilities, net
       of acquisitions and dispositions:
        Accounts receivable                    .9           (4.4)   (1.0)
        Inventories                          25.5            2.0    (12.4)
        Other assets                        (3.0)   (4.3)   (1.6)
        Accounts payable and accrued expenses        10.5           (3.5)
6.5
        Income taxes payable           1.7           (2.2)   ( .8)

        Other payables                       .9      .5        -

   Net cash provided by operating activities        113.6   69.2    67.8

Investing activities:
  Purchases of property, plant and equipment (63.9)  (84.7)  (90.0)

  Acquisitions                            -       -    (1.1)
  Proceeds from sales of property, plant and equipment    15.9       1.5
4.4
  Other     (.3)                            ( .2)   (2.5)

  Net cash used in investing activities    (48.3) (83.4)  (89.2)

Financing activities:
  Proceeds from long-term debt                  82.1          .2   109.3
  Payments on long-term debt                  (80.3)       (36.8)  (10.5)
  Net borrowings (payments) on credit lines            (54.3)        2.7
(63.3)
  Proceeds from issuances of common stock      3.7          63.7      .6
  Dividends paid                               (16.8)      (16.3)  (14.8)
  Other                                       .3      .4      .3
Net cash provided by financing activities (65.3)  13.9    21.6

    Increase (decrease) in cash                .0           ( .3)     .2
  Cash at beginning of year                   .7     1.0      .8

  Cash at end of year                     $   .7  $   .7  $  1.0

Supplemental cash flow information:
  Interest payments                       $ 32.7  $ 35.2  $ 37.5

  Income tax payments, net of refunds     $  3.7  $ 13.9  $ 14.3


The accompanying Notes to Consolidated Financial Statements are part of the financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        Summary of Significant Accounting Policies

          a. Principles of Consolidation:  The consolidated financial

statements    include  the     accounts  and    operations   of  Chesapeake
Corporation and  subsidiaries   (the    "Company").      All    significant
intercompany  accounts  and transactions are eliminated.

          b. Inventories: Inventories are valued at the lower of cost or market. The cost of certain product and manufacturing materials inventories is determined by the last-in, first-out (LIFO) method. The cost of other inventories is determined principally by the average cost method.

          c.  Property, Plant and Equipment:  Property, plant and

equipment, except timber and timberlands, are stated at cost. Timber  and timberlands are stated at cost net of the accumulated cost of timber harvested.

The  costs  of major  rebuilds  and  replacements  of  plant and  equipment are

capitalized, and the costs of ordinary maintenance and repairs are charged to income as incurred. When properties are sold or retired, their costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are reflected in income.

          d. Depreciation:   Depreciation for  financial reporting

purposes is computed principally by the straight-line method, based  on the estimated useful lives of the assets. Depreciation rates vary according to the class of equipment or buildings and average 6% for equipment and 4%  for buildings.

          e. Cost of Timber Harvested: Cost of timber harvested is computed on quantities cut from individual Company-owned tracts based on costs and estimated volumes of recoverable timber.

          f. Income Taxes:  The Company defers to future periods the income  tax  effects resulting from  temporary  differences (principally depreciation) between financial and taxable income.

          g. Earnings Per Share:  Earnings per share are based on the weighted average number of outstanding common shares and equivalents
 (23,431,411

in 1993, 22,679,425 in 1992 and 20,543,658 in 1991).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        Summary of Significant Accounting Policies, continued

          h. Other:  Goodwill, the cost in excess of estimated  fair value of identifiable assets of acquired businesses (net of $10.1 million and

$9.1 million accumulated amortization at year-end 1993 and 1992, respectively), is being amortized on a straight-line basis. Specifically identifiable purchased intangible assets (net of $3.9 million and $3.2 million accumulated amortization at year-end 1993 and 1992, respectively) are being amortized according to estimated economic lives. Amortization periods are limited to 40

years or less.   Research and development costs, not  significant in
 amount, are

charged to operations as incurred.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



2.   Inventories

     Year-end inventories consist of:

                                          1993         1992      1991
                                              (In millions)
     Finished goods and work in process        $49.3     $70.6 $ 64.8
     Materials and supplies         30.4           34.6  42.4

           Totals                            $79.7      $105.2 $107.2


    Inventories determined  by the  LIFO method,  included in  the above,

totaled (in millions) $15.8 for 1993, $22.9 for 1992 and $18.9 for 1991, or

$4.5, $5.6 and $5.2 less than the respective amounts of such inventories stated

at  current  costs.    The  amount   of  work  in  process  inventories  is
insignificant in

relation to total inventories.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.        Long-Term Debt

          Long-term debt at year-end consists of:
                                                   1993    1992
  (In millions)
          Notes payable - banks (unsecured):
       Credit lines, interest
        1993 3.40%, 1992 3.43% to 3.85%     $  3.1  $57.4

      Term loan, interest 3.77% to 3.83%, due 1996-2003
40.0                                        50.0

      8.85% term loan                   -            12.0

      Unsecured notes:

        11.75% notes, due 1995                 50.0            50.0

        9.375% notes, due 1996            -            50.0

        10.375% notes, due 2000                55.0            55.0

         9.875% notes, due 2003                 60.0            60.0

        7.20% notes, due 2005                85.0         -

      Industrial development authority obligations:
         9% note, due 1994                    10.5            10.5
         10% to 10.125% notes, due 2004-2009       20.8 20.8

         6.375% to 6.875% notes, due 1994-2003        6.2   9.7

        65% of prime rate notes, due 1994-1999           3.2  3.8

 Other debt, interest 4.0% to 10.25%, due 1994-2005  .8     7.9

                      Totals                    334.6          387.1

          Less current maturities                1.5             4.3
                                              $333.1          $382.8

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



3.        Long-Term Debt, continued

          Principal  payments on  long-term debt

(excluding renewable credit lines and $10.5 million note) for the next five years are (in millions): 1994  $1.5; 1995 $51.0; 1996 $5.1; 1997 $6.5;  and
 1998

$5.5. Because of the availability of long-term financing under the terms of the committed credit lines, the $10.5 million note and the borrowings under uncommitted credit lines have been classified as long-term debt.

     The Company maintains two-year renewable credit lines with several banks under which it can borrow up to $75 million at the prime rate or lower.  Nominal  commitment fees are  paid on the

unused amount. Other lines of credit totaling $75 million are maintained with several banks on an uncommitted basis.

        During the first quarter of 1993 the Company issued $85 million principal amount of 7.2% debentures due March 15, 2005. The net proceeds from the sale of these debentures were used to redeem at par the $50 million outstanding principal balance of the Company's 9.375% notes due March 15, 1996, to reduce outstanding bank credit line borrowings and for general corporate purposes.

      Certain  loan   agreements  include provisions  permitting  the
 holder of the debt to require the Company to repurchase all or a portion of such debt outstanding upon the occurrence of specified  events involving  a change  of control  or ownership. In addition, various loan agreements contain provisions that restrict the disposition of certain assets, require the Company to maintain a ratio of long-term debt to
total capital not in excess of  60% and to meet an  annual cash flow test.
 The Company is required to maintain adjusted stockholders' equity of at least $310 million and a consolidated current ratio of at least 1.5 under
 the provisions of certain loan agreements.   Under the most restrictive
 covenant, the Company had approximately $70.1 million of retained earnings available for dividends as of December 31, 1993.

      Interest expense is net of capitalized interest of $.4 million, $3.7 million and $2.5 million for 1993, 1992 and 1991,

respectively.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


3.        Long-Term Debt, continued
           In accordance with Statement of Financial Accounting Standards No. 107 "Disclosure about Fair Value of Financial
Instruments," the  Company has  estimated the fair  value of long-term debt for 1993 to be  $365.6 million, or 10% higher than the book value of
 $333.1
 million.
The fair value is based on the quoted market prices for similar issues or current rates offered for debt of the same or similar maturities.
 The difference between fair and book values is due to the decline of interest rates during the past few years. The Company believes that its long-term debt was financed at the most favorable rates available at the dates borrowed.

 The carrying amounts of trade receivables and trade payables approximate fair value because of the short maturity of the instruments.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


4.        Income Taxes

          In 1992, the Company elected early adoption of the liability method of accounting for deferred income taxes pursuant to Statement of Financial Accounting Standards No. 109. As a result,

first quarter 1992 earnings were restated for an accounting change that increased net income $2.2 million, or $.11 per share.

     The provision for  income taxes consists of:

                                                 1993    1992   1991
                                                 (In millions)
          Currently payable:
            Federal                     $ 7.2           $10.9   $11.8
            State                       .7             (.3)    1.3

            Total current                  7.9    10.6     13.1

          Deferred:
            Federal                  2.2            (3.0)  (2.2)
            State                        .2        .5  (.2)

           Total deferred             2.4   (2.5)           (2.4)

            Total income taxes           $10.3 $ 8.1     $10.7

       Deferred income taxes result from temporary differences in the recognition ofincome and expenses for income tax and financial
 statement  purposes.   Significant components of the year end
deferred income tax assets and liabilities are:
                                          1993     1992
                                              (In millions)
     Postretirement medical benefits                 $  7.9  $  7.3
       Alternative minimum tax credit  21.2    15.1
          Other                             14.2    13.4
            Deferred tax assets             43.3    35.8
          Accumulated depreciation        (117.1) (110.1)
          Pension accrual                 (7.8)   (6.7)
          Other                             (4.8)   (3.0)
            Deferred tax liabilities       (129.7)    (119.8)

              Net deferred taxes           $(86.4)         $(84.0)

          Classified in balance sheet as
            Current assets                $ 12.2  $ 12.4
            Long term liabilities            (98.6)        (96.4)
              Net deferred taxes          $(86.4) $(84.0)

       The 1991 deferred tax provision totaled $(2.4) million and was composed of accelerated depreciation $(2.4) million; pension expense $.5 million; inventory  valuation $.4  million; facility  shutdown $.4 million;

 and other $(1.3) million.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



4.        Income Taxes, continued

          The differences between the Company's effective income tax rate and the statutory federal income tax rate are:

                                                     1993    1992   1991

          Federal income tax rate                         35.0%
34.0%                                      34.0%

          State income tax, net of federal
            income tax benefit                2.6         .5     2.9

          Purchase accounting adjustments        1.8       1.6   7.5

    Effect on deferred taxes of tax rate increase   11.7  -      -

          Other, net                    (1.5)       -          (3.4)

        Consolidated effective income tax rate 49.6% 36.1% 41.0%


       Income tax expense for 1993 includes a charge of $2.4 million, or$.10 a share, to reflect changes in deferred taxes resulting from the 1993 Revenue Reconciliation Act.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

5. Employee Retirement Plans

  The Company maintains several noncontributory defined benefit retirement plans

covering substantially all employees.   Pension benefits are based
 primarily on

the employees' compensation  and/or years of service.   Annual pension
 costs are

actuarially determined, and the plans are funded with sufficient assets to meet future benefit payment and regulatory requirements. The net periodic pension cost includes amortization of prior service costs over periods of the greater of

15 years or the average remaining employee service period.

 Assumptions used in determining the net pension credit (based upon beginning of the year assumptions) for 1993, 1992 and 1991 and related pension obligations

(based upon year end assumptions) as of October 1 were:

                                          1993    1992    1991

Discount rate                             7 1/2%  8 1/2%  8 3/4%

Increase in future compensation levels    5       5 1/4   5 1/2

Long-term rate of return on assets        9 1/2   9 1/2   9 1/4

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


5.Employee Retirement Plans, continued

     The following table, based on actuarial valuations as of October 1, 1993 and 1992, sets forth the plans' funded status and amounts recognized in the Company's consolidated financial statements for 1993 and 1992:
                                                     1993    1992
                                                      (In millions)
          Accumulated benefit obligation:
              Vested benefits             $ 63.0  $ 49.3
              Nonvested benefits             8.6     6.3
                                          Totals            71.6    55.6

     Effect of projected future salary increases   20.6 16.8

   Projected benefit obligation for service rendered to date
92.2        72.4

    Plan assets at fair value, primarily corporate equity and
         debt securities                 119.3   108.1

          Plan assets in excess of projected benefit obligation     27.1
35.7

          Unrecognized net (gain) loss from past experience different from
       that assumed and effects of changes in assumptions   3.1  (4.3)

          Unrecognized net (asset) at beginning of plan year being
           amortized principally over 17 years     (13.4)          (14.8)

          Prepaid pension cost recognized in Other assets         $ 16.8  $
16.6


         The components of the net pension credit for 1993, 1992 and 1991 are as follows:

                                              1993    1992    1991
                                        (In millions)

Service cost - benefits earned during the period $ 3.5   $ 3.0  $ 2.7

Interest cost on projected benefit obligation  6.1  4.8   4.2

       Actual (return) loss on plan assets (13.3) (19.3) (17.9)

      Net amortization and deferral      1.9         9.7     9.9

       Net pension credit             $(1.8)      $(1.8) $(1.1)

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


6.    Postretirement Benefits Other Than Pensions

The Company provides certain health care and life insurance benefits to certain hourly and salaried employees who retire under the provisions of the Company's retirement plans. The Company does not pre-fund these benefits.

In 1992, the  Company adopted  Statement of Financial  Accounting Standards

 No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), which requires recognition of the liability for these benefits during the period employees render service rather than the Company's previous practice of recognizing these costs as claims were paid. The Company elected to recognize immediately, as an accounting
 change,  the   accumulated   liability measured   as of  January 1,  1992.
First quarter 1992 results were restated for a one-time pre-tax charge of
 $19.1 million ($11.9 million, or $ .57 per share, net of taxes).   The
 adoption of SFAS  106 decreased 1992  income before  taxes and cumulative effect of accounting changes by approximately $.5 million.

Postretirement benefits expense  was $2.3 million in 1993,  $2.2 million in
 1992 and $1.3 million in 1991. The components of expense in 1993 and 1992 were as follows:
                                                   1993    1992

            (In millions)
Service cost-benefits earned during the period    $  .6   $  .6
Interest cost on accumulated postretirement benefit obligation  1.7     1.6
 Net postretirement benefit cost          $ 2.3   $ 2.2


The following table sets forth the accumulated postretirement benefit obligation recognized in the Company's consolidated balance sheet as of December 31, 1993 and 1992.

                                                  1993    1992

              (In millions)

Retirees  $15.6                           $13.4
Fully eligible active plan participants   5.2           4.1
Other active plan participants              4.1     3.3
  Accumulated postretirement benefit obligation   24.9     20.8
Unrecognized net loss                       (4.4)      (1.2)
   Accrued   postretirement  benefit
obligation                                $20.5      $19.6

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



6.Postretirement Benefits Other Than Pensions, continued

 The assumed health care cost trend rate used in measuring future benefit costs was 14% in 1992 and 13% in 1993, gradually declining to 5.5%
 by 2003  and remaining at  that level thereafter.   A 1% increase  in this
 annual trend rate would increase the accumulated postretirement benefit obligation at December 31, 1993 by $1.7 million and the 1993 postretirement benefit expense by $.2 million.

The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% in 1993 and 8.5% in 1992 and the assumed rate of increase in future compensation levels was 5% in 1993 and 5.5% in 1992.
  The Company will continue to manage and control postretirement benefits, and pay benefits as incurred.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.   Capital Stock and Additional Paid-In Capital
     Changes in common stock and additional paid-in capital during 1991, 1992, and 1993 are:


 Common Stock                          Additional

Aggregate  Paid-In
                                                                   Shares
          Par Value                         Capital
                                  (Dollar amounts in millions)
          Balances, January 1, 1991       20,435,826      $20.4   $ 33.7

          Issuances of shares:
            Employee stock plans 199,309   .2           3.5

          Other                           -         -        .3

       Balances, December 31, 1991     20,635,135      20.6      37.5

          Issuances of shares:
       Public offering  2,500,000      2.5 57.0
      Employee stock plans 194,397   .2           4.0

          Other                        -             -       .3

      Balances, December 31, 1992     23,329,532    23.3      98.8

          Issuances of shares:
              Employee stock plans      184,846         .2     3.5

          Other                 -                   -    .3

   Balances, December 31, 1993     23,514,378      $23.5       $102.6

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


7.        Capital Stock and Additional Paid-In Capital, continued
          In    addition to  its   common  stock, the  Company's authorized
capital includes 500,000  shares of preferred  stock ($100

par),  of which    100,000  shares  are  designated   as  Series  A  Junior
Participating  Preferred      Stock  ("Series  A  Preferred").    None  was
outstanding during the three years ended December 31, 1993.

      On April 1, 1992, the Company sold 2.5 million shares  of its common
 stock in an underwritten public offering at $25.00 per share.   The net
 proceeds from the  sale, after underwriting  discounts and

expenses payable by the Company, were approximately $59.5 million, and were used to repay at maturity a $25 million, 11.5% note due August 1, 1992,

 to  reduce  amounts    outstanding   under  the  Company's  committed  and
uncommitted bank lines of credit and for general corporate purposes.

       Each outstanding share of the Company's common stock has attached to it one preferred share purchase right,

which  entitles the shareholder to buy one  unit (one one-thousandth of a
 share)  of  Series   A   Preferred   at  an   exercise price   of   $70  a
share, subject to adjustment.  The rights will become exercisable only if a person or group acquires or announces a tender offer for 20% or more of Chesapeake's common stock. When exercisable, Chesapeake may issue a share of common stock in exchange for each right other than those held by such person or group. If a person or group acquires 30% or more of the common stock, each right will entitle the holder, other than the acquiring party, upon payment of the exercise price, to acquire Series A Preferred or, at the option of Chesapeake, common stock, having a value equal to twice the right's purchase price.
 If Chesapeake is acquired in a merger or other business combination or if 50% of its earnings power is sold, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving Company having a market value equal to twice the exercise price of the rights.

  The rights will expire on March 15, 1998, and may be redeemed by the Company at any time prior to the tenth day after an announcement that a 20% position has been acquired, unless such period has been extended by the board of directors.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.    Stock Options
        The 1993 Incentive Plan provides that the executive compensation committee of the board of directors or its delegate may grant stock opt ions,  stock appreciation  rights  ("SARs"), stock  awards,


performance shares or stock units and may make incentive awards to the Company's key employees and officers. The maximum aggregate number of shares of common stock that may be issued under the plan is the sum of 1% of the outstanding shares of common stock as of January 1 of each calendar yearduring the term of the plan. The plan also limits the number of shares that may be covered by the grant of options, SARs, stock awards, performance shares and stock units in any calendar year. The annual limitation is 1% of the outstanding shares of common stock as of January 1 of that year increased by 1) the number of shares available but not  awarded during all prior years during the term of  the plan plus 2) any forfeited or terminated grants that were not exercised. In addition, the maximum aggregate number of shares that may be covered by performance shares and that may be issued in any calendar year as a stock award or in settlement of stock units is 30% of the annual share limitation. The annual share limitation for 1993 was 233,295 shares. The options granted may be either incentive stock options ("ISOs") or nonqualified stock options. Options may be granted at not less than the fair market value at the date of grant if the option is an ISO, or not less than 85% of the fair market value if the option is a nonqualified stock option. SARs may be granted in relation to option grants ("corresponding SARs") or independently of option grants. Grants may provide options and SARs exercisable over periods of up to 10 years.

       The Non-employee Director Stock Option Plan provides for grants to the Company's non-employee directors of stock options for up to 93,500 shares of the Company's common stock. Automatic awards will be made in lieu of projected increases in the cash retainer and meeting fees payable to participants. Each participant may also choose to receive an elective award in lieu of all or part of his or her regular cash retainer of an option to purchase 125 shares for each $1,000 of foregone retainer. The option price per share for automatic awards and elective awards will be the average closing price of the Company's common stock for

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8.   Stock Options, continued

     the twenty trading days before the October 31 that immediately precedes the grant date.

       For both plans, payment may be made by the participant in cash or the Company's common stock. Up to 326,795 shares plus 1% of shares outstanding as of January 1 of each calendar year through 2002 may be issued after December 31, 1993, upon exercise of options or SARs for these two plans.

       The 1987 Stock Option Plan provided for grants to the Company's key employees and officers of stock options and corresponding SARs for up to 1,000,000 shares of the Company's authorized, but unissued common stock and up to 200,000 SARs independent of stock options. As of December 31, 1993, there were 1,032,964 shares issuable under this plan, including 375,308 shares available for grants. With the adoption of the 1993

Incentive Plan, awards under this plan were discontinued.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.        Stock Options, continued

          The following schedule summarizes stock option activity for the three years ended December 31, 1993:

            Number of
 Option Price
                                   Stock Options       Per Share


     Outstanding, January 1, 1991       665,775  14.17 to  22.75
                Granted         171,400  13.89      to
19.50
                         Exercised       127,962 13.89 to  21.43
                            Cancelled 35,879     14.58 to  21.43

          Outstanding, December 31, 1991     673,334  13.89 to  22.75
          Granted                         163,900  21.66 to  25.23
          Exercised                       101,079  13.89 to  21.43
          Cancelled                        32,912  18.65 to  21.43

          Outstanding, December 31, 1992       703,243  13.89 to  25.23
          Granted                        194,100  19.15 to  20.49
          Exercised                         11,905  18.65 to  20.88
          Cancelled                  31,882  16.63 to  23.88
     Outstanding, December 31, 1993          853,556  13.89 to  25.23

     Exercisable:
       December 31, 1991 367,685    14.38 to  22.75
        December 31, 1992  389,842    13.89 to  22.75
        December 31, 1993  504,044    13.89 to  25.23

          Available for grants:
            December 31, 1991 484,569
            December 31, 1992        438,099
            December 31, 1993  506,203

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued




9.        Employees' Stock Plans and Other Compensation Plans

          The  Company  has  stock  purchase plans  for  certain   eligible
salaried and  hourly employees.   Shares of the Company's common stock are
 purchased based upon participant and Company  contributions.  At
December 31, 1993, 590,285 shares remain available for issuance under these plans.

     The Company also has a noncontributory Employee Stock Ownership Plan that covers eligible salaried and hourly employees. Shares of the Company's stock are purchased at the Company's discretion. No purchases were made in 1993, 1992 or 1991.

      The Company also sponsors, in accordance with the provisions of
 Section 401(k) of the Internal Revenue Code, pre-tax savings programs for eligible salaried and hourly employees. Certain participants' contributions are matched up to designated contribution levels by the Company. Contributions are invested in several investment options, which may include common stock of the Company, as selected by the participating employee. At December 31, 1993, 200,000 shares of the Company's common stock are reserved for issuance under these programs.

      The 1993 Incentive Plan (see Note 8) provides that the executive compensation committee of the board of directors may select certain officers to receive annual incentive awards in the form of cash, common stock or a combination thereof, based upon the Company's overall financial performance and the officer's individual performance. Annual incentive awards for officers during 1992 and 1991 were granted under the Officers' Incentive Program.

     The Long-Term Incentive Plan provides that the executive compensation committee of the board of directors may award key employees shares of restricted stock with or without restricted stock units.

A maximum of 300,000 shares of common stock may be issued under the plan. As of December 31, 1993, award potentials had been granted with respect to 83,500 shares of common stock, of which 2,092 restricted stock shares and 864 restricted stock units had been earned.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


9.   Employees' Stock Plans and Other Compensation Plans, continued


      ith the adoption in 1993 of the 1993 Incentive Plan, awards under the Officers' Incentive Program and the Long-Term Incentive Plan, which plans were in effect for 1992 and 1991, were discontinued.

The Company has other incentive compensation plans in effect for key employees under which awards are based principally on operating results.

    The   charges to income for  these plans approximated $4.9   million in
1993, $4.8 million in 1992 and  $5.1 million in 1991.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.  Litigation
       The Company is a defendant in various litigation related to fire
 retardant treated plywood ("FRT plywood").   Between 1984 and  1988, the
 Company treated plywood with a chemical intended to retard the spread of flames. It has been alleged that the fire retardant chemical applied to the FRT plywood has caused some of the plywood prematurely to lose' some of its structural strength under certain circumstances.
 Management   believes  that,  to  the   extent  that     the  Company  has
responsibility  for any such claims,  its insurance carriers and the supplier of the fire retardant chemical will indemnify the Company for significant portions of the claims. Although the outcome of the claims related to FRT plywood is not determinable at this time, the Company believes that the resolution of the claims, individually or in the
aggregate,   will   not   have a    materially   adverse   effect   on  its
consolidated financial position or results of operations.

      The Company is a party to various other legal actions which are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, the Company believes the outcome of any of these proceedings, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


11.  Supplemental Income Statement Information

                                            1993    1992    1991
                                                   (In millions)

     a.  Other income, net:
           Interest earned             $  .2           $  .1   $  .1
Gains on sales of property and equipment 9.4  1.3      .4
      Gains (losses) from sales of businesses (1.3) (1.0) 1.3
           Miscellaneous income        5.4             4.8     4.5
           Miscellaneous deductions    (5.0)  (3.5) (3.3)

                 Totals             $ 8.7           $ 1.7   $  3.0

b.  Selected charges to costs and expenses:
      Taxes  other  than payroll  and income taxes:
      Property              $ 6.6   $ 6.2 $ 6.1
      Other           1.1      .8  .6

          Totals            $ 7.7   $ 7.0 $ 6.7

      Maintenance and repairs         $55.5 $56.8 $56.8

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.  Supplemental Balance Sheet Information

                                                   1993    1992
                                                    (In millions)

      a.   Accounts receivable, net:
             Trade        $89.4           $89.9
             Other           1.1           1.2
              Allowance for doubtful accounts (3.0)      (2.7)

                 Totals           $87.5   $88.4


          b.  Other assets
                Goodwill, net        $28.0   $28.9
                 Purchased intangible assets,net  2.3          3.0
                  Other         49.0     46.8
                      Totals   $79.3   $ 78.7


          c.  Accounts payable and accrued expenses:
                Accounts payable:
                Trade creditors      $31.0   $ 27.1
                Bank checks in transit 10.2         8.0
                                                   41.2     35.1
                Accrued expenses:
                 Interest        7.8     8.5
                 Compensation and employee benefits 24.3        20.5
                 Other         17.2     15.9
                                 49.3     44.9
                                      Totals $90.5   $ 80.0

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.       Commitments and Other Matters

          At December 31, 1993, commitments, primarily for capital expenditures, approximated $35 million of the Company's 1994 $65 million capital spending estimate. These commitments include anticipated expenditures of $16 million in 1994 related to environmental protection in connection with planned expansions and upgrades mainly at the Company's facilities in West Point, Virginia and Menasha, Wisconsin.
   The remaining commitments of $19 million are for various capital projects, none of which is individually material.

     Uncommitted environmental protection projects may cost the Company another $9 million during the next several years. Additional non-determinable environmental protection expenditures could be required in the future when facilities are expanded or if more stringent standards become applicable.

       The Company leases certain assets (principally transportation and information processing equipment and office space) generally for three to five year terms. The present value of any unrecorded capital leases and the impact on net income if these leases were recorded are not material. Rental expense for operating leases totaled (in millions) $13.1 for 1993, $14.0 for 1992 and $12.6 for 1991. As of December 31, 1993,
 aggregate minimum rental payments in future years on noncancelable leases
approximated  $12.9  million.   The amounts  applying  to future  years
 are (in millions):  1994 $4.9; 1995 $3.7; 1996 $1.8; 1997 $1.4; 1998 $.4;
 and thereafter $.7.

      Early in the fourth quarter of 1993 Chesapeake conveyed to Universal Forest Products, Inc. the assets of Chesapeake's Fredericksburg,
 Virginia;   North  East,  Maryland;  Stockertown, Pennsylvania; Elizabeth
 City, North Carolina; and Holly Hill, South Carolina facilities; and the machinery and equipment from the Pocomoke City, Maryland
facility.   The assets, which were  conveyed under lease and purchase
 agreements having a present value of $3.4 million, represented substantially all of the assets of the former Chesapeake Wood Treating
 Co.   Net sales of this  business were $85.8  million in 1993,  $97.7 million in 1992  and $81.7 million  in 1991.

This conveyance concluded Chesapeake's involvement in the wood treating business and enables the Company to better focus on its three primary
 businesses.     Also, in the fourth, quarter Chesapeake announced

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.   Commitments and Other Matters

      the consolidation of the Company's West Des Moines, Iowa packaging plant into its Sandusky, Ohio facility. Lastly, during the fourth quarter, the Company sold approximately  19,000 acres  of timberland
 holdings  which were  no longer  strategic.   These three events  netted
 to  a $5.4  million pre-tax gain during the fourth quarter.

     As of December 31, 1993 Chesapeake signed an agreement of merger for Chesapeake Packaging Co. to acquire Lawless Holding Corporation,
 based  in  North Tonawanda,  New  York.   Lawless  Holding Corporation
 had annual sales of over $60 million in 1992 and includes the Lawless Container Corporation corrugated container plant in North
 Tonawanda, corrugated sheet plants located in Scotia, New York, Le Roy, New York and Madison, Ohio, and Lawless Packaging and Display, a
 consumer  graphic packaging plant  located in  Buffalo, New York.   This
 transaction closed  on January 24, 1994.

      During the fourth quarter of 1992, Chesapeake adopted new, required accounting rules for postretirement benefits other than pensions and for income  taxes, recording, as accounting  changes, a net  one-time,
 after-tax charge  of  $9.7  million, or  $.46  per  share.   The
 cumulative effect consisted of a transition obligation charge of $19.1 million pretax, or $11.9 million after tax, to accrue for the costs of future health benefits for retirees and current employees after retirement, and an increase in net income of $2.2 million from changing the method of accounting for income taxes. These new accounting rules had no effect on cash flow or income before the cumulative effect of accounting changes.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.   Business Segment Information

       The Company's three business segments are kraft products, tissue and packaging. The kraft products segment includes kraft, forest and building products. Tissue is comprised of commercial, industrial and consumer tissue products. Packaging consists of point-of-sale displays, special packaging, consumer  graphic packaging and corrugated shipping containers. General corporate expenses, gains (losses) from the sales of businesses and land development are shown as corporate.

      Sales between segments reflect transfer prices at market value. Intersegment sales not included below were $18.5 million in 1993, $17.3 million in 1992 and $16.6 million in 1991. Segment operating income is
 revenue  less allocable  operating  expenses.   Operating expenses include
 all expenses except interest, income taxes and the cumulative effect of accounting changes.

     Segment identifiable assets are those which are directly used in segment operations. Timber and timberlands are included in the kraft products segment. Corporate assets are cash, certain nontrade receivables, real estate held for sale and other assets.

      Industry segment groupings were changed in 1993 to better reflect the way Chesapeake manages its businesses. Prior year amounts have been restated to reflect this change.

     Export sales, principally to Europe, Canada and Asia, were (in millions): 1993 $62.9; 1992 $67.1; and 1991 $51.9.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.    Business Segment Information, continued

        Financial information by business segments:

                                                1993    1992    1991
                                                  (In millions)
          Net sales:
    Kraft products    $343.5    $365.8    $339.1
    Tissue    283.5     276.2    260.5
    Packaging        252.7     243.8    238.2
    Corporate       5.3       2.6     2.7
       Consolidated net sales        $885.0    $888.4    $840.5

  Operating income:
    Kraft products     $12.5    $23.8    $21.5
    Tissue    31.1     26.3      28.2
    Packaging        17.6     15.5      21.3
        61.2    65.6    71.0
  Corporate               (8.5)    (11.7)     (9.5)
    Income before interest, taxes and
     cumulative effect of accounting changes     52.7    53.9    61.5
  Interest expense      (32.0)    (31.4)    (35.4)
    Income before taxes and cumulative effect of
     accounting changes    $20.7    $22.5    $26.1

  Identifiable assets:
    Kraft products    $433.5     $451.8    $409.6
    Tissue               335.1      358.8     367.5
    Packaging                 118.4      111.4     107.4
    Corporate    32.3    36.9      31.0

         Consolidated assets          $919.3    $958.9    $915.5

  Capital expenditures:
    Kraft products    $41.9    $66.8    $69.9
    Tissue              9.5       6.9       8.7
      Packaging              12.4      11.2      13.4
      Corporate       .1       .1        .2
      Totals    $63.9    $85.0    $92.2

  Depreciation and cost of timber harvested
      Kraft products    $36.3    $33.1    $30.8
      Tissue             24.3      24.3      22.9
    Packaging                9.2       8.7        8.0
    Corporate       .4       .4       .4
      Totals    $70.2    $66.5    $62.1

              ELEVEN-YEAR COMPARATIVE RECORD

(Dollar amounts in millions except per share data)
                1993   19921  1991  1990  1989

Operating Results
  Net sales   $885.0  $888.4  $840.5  $841.2   $813.1
  Net cost except depreciation and cost
   of timber harvested    794.1  799.4   752.3  756.3  686.7
  Depreciation and cost of timber
   harvested   70.2  66.5    62.1  55.8  47.9
  Income before taxes and cumulative effect
   of accounting changes  20.7  22.5  26.1  29.1  78.5
  Income taxes  10.3  8.1  10.7  12.4  30.9
    Income before cumulative effect of
    accounting changes  10.4  14.4  15.4  16.7  47.6
  Cumulative effect of accounting changes    -  9.7   -   -   -
  Net income             10.4  4.7    15.4  16.7  47.6
  Cash dividends declared on common stock   16.8  16.7    14.8  14.8  14.8
  Income retained for use in the business   (6.4)  (12.0)   .6  1.9  32.8
  Net cash provided by operating activities  113.6  69.2   67.8  69.2  98.6
  Percent of income before cumulative effect
   of accounting changes
     To net sales   1.2%  1.6%     1.8%  2.0%  5.9%
     To stockholders' equity   2.8  4.5     4.9  5.3  17.0
     To total assets   1.1  1.6     1.8  2.1  7.2
Common Stock
  Number of stockholders of record  7,778  7,964   7,741  7,789  7,387
    Shares  outstanding (in  thousands)    23,514   23,330    20,635
20,436  20,564
  Per share
    Earnings before cumulative effect of
     accounting changes   $.44  $  .63  $  .75  $  .81  $ 2.31
    Earnings               .44  .17      .75  .81  2.31
    Dividends declared              .72  .72      .72  .72  .72
    Stockholders' equity            15.65  15.88   15.43  15.36  15.28
Financial Position
Working capital  $ 87.1  $122.2  $101.7  $ 92.8  $ 98.3
Property,  plant and equipment, net 53.8 668.3  641.6 616.2 544.7
  Total assets            919.3  958.9   915.5  875.9  789.7
  Total capital         799.7  849.6   820.8  783.7  704.4
    Long-term debt            333.1  382.8   415.9  381.0  301.1
    Deferred income taxes         98.6  96.4    86.5  88.9  89.2
    Stockholders' equity            368.0  370.4   318.4  313.8  314.1
  Percent of long-term debt
    To total capital    41.7%  45.1%      50.7%  48.6%  42.7%
    To stockholders' equity   90.5  103.3    130.6   121.4  95.9
Additional Data
  Capital expenditures  $63.9  $ 85.0  $ 92.2  $128.5  $139.5
   Acres of timberland owned (in thousands)   3295  3505 3505  3505    3575
   Number of employees  4,833    5,062    5,039    5,104   4,945

              NOTES TO ELEVEN-YEAR COMPARATIVE RECORD


  Accounting  policies are stated  in Note 1 of  Notes to Consolidated
 Financial Statements.   Percent of income  before cumulative effect  of
 accounting changes information is calculated using beginning of year and acquisition amounts where appropriate.

  1. Includes net one-time, after tax charge of $9.7 million, or $.46 per share, related to the adoption of SFAS 106 and SFAS 109 in 1992.

  5. Excludes 17,000 - 25,000 acres held by land development subsidiaries during 1989 - 1993.

OPERATING MANAGERS AND LOCATIONS

CHESAPEAKE PAPER PRODUCTS Company
  Thomas Blackburn
    West Point, Virginia

    Recycling Centers
    Baltimore, Maryland
    Greensboro, North Carolina
    Norfolk, Virginia
    Richmond, Virginia
    Roanoke, Virginia

CHESAPEAKE FOREST PRODUCTS Company
  Thomas Blackburn
    West Point, Virginia
    Elizabeth City, North Carolina
    Keysville, Virginia
    Pocomoke City, Maryland


  Chesapeake Building Products Company
    Jack C. King
       West Point, Virginia
       Keysville, Virginia
       Milford, Virginia
       Princess Anne, Maryland


WISCONSIN TISSUE MILLS INC.
  Charles S. Cianciola
    Menasha, Wisconsin
    Neenah, Wisconsin


CHESAPEAKE CONSUMER PRODUCTS Company
  William A. Raaths
    Appleton, Wisconsin


LAND DEVELOPMENT
  Joel K. Mostrom

    Delmarva Properties, Inc.
         Robert F. Brake
             West Point, Virginia

    Stonehouse Inc.
         Joel K. Mostrom
             Williamsburg, Virginia*

OPERATING MANAGERS AND LOCATIONS, (Continued)

CHESAPEAKE PACKAGING CO.
  Samuel J. Taylor

  Chesapeake Display and Packaging Company
    George F. Barnes

    Bruce M. Pinover
      Winston-Salem, North Carolina

    Bruce A. Watson
      Sandusky, Ohio*
      West Des Moines, Iowa

    Permanent Display Division
      George F. Barnes
        Rural Hall, North Carolina

  Color-Box, Inc.
    Jack L. Creech
      Richmond, Indiana

  Chesapeake Packaging Divisions
    Robert F. Schick

    Robert S. Argabright, II
      Baltimore, Maryland

    Edward R. Badyna
      Binghamton, New York
      Scranton, Pennsylvania

    Terry R. Jenkins
      Louisville, Kentucky
      St. Anthony, Indiana

    Gerald E. Nelson
      Richmond, Virginia

    Edward P. Godsey
      Roanoke, Virginia


Corporate Headquarters

1021 E. Cary Street, Box 2350
Richmond, Virginia  23218-2350*
804/697-1000

* Leased real property