Form 10-K, Exhibit 13
CHESAPEAKE CORP /VA/
filed 1995-03-14
CIK 19731

EXHIBIT 13.1

















                                Portions of the
                            CHESAPEAKE CORPORATION
                         Annual Report To Stockholders
                     For the year ended December 31, 1994










Financial Review  1992-1994
Earnings Overview

     Significant increases in pulp and paper prices made 1994 the "year of recovery" for the paper industry, as producers were able to restore much of the profitability lost in the down cycle of the prior four years. These price increases were driven by stronger demand for paper products, resulting from the strengthening global economy; and by tight supplies, caused by limited capacity additions by paper manufacturers during the down cycle. These factors have much of the paper industry currently operating at high utilization rates.

                                                   1992     1993    1994
Graph: Sales by Business Segment                  888.4    885.0   990.5
              (Millions of Dollars)
              Kraft products                       41%      39%    34%
              Tissue                               32       32     31
              Packaging                            27       29     35
              Corporate                             -       -       -
             Total                                100%    100%    100%

             For Chesapeake, the price recovery, coupled with the Company's productivity gains and improved product mix resulting from strategic investments made during the past few years, enabled the Company to achieve record net sales in 1994 and the highest earnings since 1989. Chesapeake's 1994 net sales were a record $990.5 million, 12% higher than 1993's net sales of $885.0 million and
11% higher than the previous record net sales of $888.4 million in 1992.   Net
income for 1994 was $37.6 million, or $1.58 a share, up from $10.4 million, or $.44 a share, earned in 1993, and up from $14.4 million, or $.63 a share, earned in 1992, before the cumulative effect of accounting changes. Besides improved selling prices, 1994 earnings were positively impacted by outstanding operating performances and cost control. Increased prices for certain raw materials offset part of this impact. Earnings for 1994 include an after-tax charge of $2.8 million, or $.12 a share, related to adoption of the LIFO method of accounting for substantially all applicable inventories in the tissue and packaging segments. See Note 2 to the consolidated financial statements for additional information regarding the change in inventory valuation methods. Results for 1994 also include a pre-tax charge of $4.9 million, or $.13 a share after tax, associated with an enhanced retirement program at Chesapeake Paper Products Company and Chesapeake Forest Products Company.

                                                    1992    1993   1994
Graph:  Net Income
        (Millions of Dollars)
           Income before cumulative
             effect of accounting
             changes                                 14.4   10.4    37.6
           Net Income                                 4.7   10.4    37.6

     Chesapeake continues its emphasis on specialty products that the Company believes have less price volatility and higher growth and profitability potential than commodity products. Because of strategic changes implemented by management, more than 60% of Chesapeake's total sales now come from these specialty products. Until the early 1980s, Chesapeake's products were primarily commodities in slow growth markets. During 1993 and 1992, low selling prices for commodity products offset much of the benefit derived from specialty product sales.

     Another strategic emphasis is the use of recycled fiber. Chesapeake is a leader among paper manufacturers in the use of recycled fiber. The total of all fiber used at Wisconsin Tissue and Chesapeake Paper Products together is balanced at one-half virgin fiber and one-half recycled fiber. During 1994, Chesapeake recycled over 564,000 tons of fiber. At Wisconsin Tissue, 100% of the paper produced is made from recycled fiber, while approximately 34% of Chesapeake Paper Products' raw material was recycled fiber in 1994. This high recycled content provides marketing advantages and, overall, reduces solid waste sent to landfills. At both mills, the Company has the technology to utilize less expensive grades of recycled fiber to help offset the rapidly escalating cost of this raw material.

Liquidity and Capital Structure
     Net cash provided by operating activities was $96.6 million in 1994, 15% less than the record $113.6 million generated in 1993. EBIT + D, a measure of internal cash flow combining earnings before interest, income taxes and the cumulative effect of accounting changes plus non-cash charges for depreciation, cost of timber harvested and amortization, was $162.1 million for 1994, 30% higher than 1993's $124.6 million. Compared to 1993, working capital increased $57.2 million to $144.3 million at year-end 1994, due to temporary cash investments, higher accounts receivable related to stronger sales and higher inventories due, in part, to the Lawless acquisition. The ratio of current assets to current liabilities was 2.1 at year end 1994 compared to 1993's 1.9 and 1992's 2.4. Accounts receivable increased $39.5 million, with the average collection period up three days from last year. Inventories at the end of the year increased $10.1 million compared to 1993. Inventories of the Lawless Container Corporation, acquired in the first quarter of 1994, were approximately $6 million at year-end 1994. The remaining increase occurred primarily in finished goods and manufacturing supplies at other packaging facilities, offset in part by decreases in finished goods of kraft products and by a $4.4 million reduction in inventories due to a change to the LIFO method of valuing substantially all applicable inventories at Wisconsin
Tissue and Chesapeake Packaging. The annual inventory turnover rate increased from 7.6 to 8.6. Accounts payable and accrued expenses increased $26.3 million due to the Lawless acquisition and the timing of payments.

                                                 1992    1993    1994

Graph:  Income from Operations                   52.2    44.0    81.1
       (Millions of Dollars)

        The Company is in a very capital intensive industry and generally uses long-term debt to fund major capital expansions that cannot be funded by internally generated funds. In 1994, increased sales volume and productivity, effective cost control and controlled capital spending resulted in net cash provided by operations exceeding capital expenditures and acquisitions by nearly $25 million. Long-term debt increased $30.9 million during
1994; however,
Chesapeake had $32.8 million of temporary cash investment year end, as the Company elected not to use these funds to reduce long-term debt in order to avoid prepayment penalties. During the first quarter, Chesapeake completed the public offering of $50 million of 25-year tax-exempt bonds associated with projects at its Chesapeake Paper Products Company kraft products mill. See Note 3 to the consolidated financial statements for additional long-term debt information.
            Chesapeake's total capitalization was $862.5 million at the end of 1994. The year-end ratio of long-term debt to total capital was 42% for 1994 compared to 42% for 1993 and 45% for 1992. Chesapeake's long-term debt to total capital ratio target range is 35% to 45%. The year-end ratio of long-term debt to stockholders' equity was 93% for 1994, 91% for 1993 and 103% for 1992. The large 1993 decrease in the ratio of long-term debt to stockholders' equity was attributable to lower debt levels.

                                               1992          1993      1994
Graph: Interest Expense                        31.4          32.0      31.1
             (Millions of Dollars)

            During 1994, the Company maintained cash dividends of $.72 a share, the same level as the previous five years. Chesapeake's dividends paid as a percentage of net cash provided by operating activities were 18% for 1994, 15% for 1993 and 24% for 1992. Outstanding common shares at year-end 1994 totaled
23.8 million, up .3 million for shares issued in connection with employee benefit plans. In the five years prior to 1992, when 2.5 million shares of the Company's common stock were issued in connection with a public offering, the number of outstanding shares of common stock remained virtually unchanged, as purchases of shares by the Company generally offset shares issued for employee benefit plans. No shares were purchased by the Company under board
of directors' stock purchase authorizations in 1994, 1993 or 1992.   See Note
7 to the consolidated financial statements for capital stock and additional paid-in capital information. Year-end 1994 stockholders' equity was $393.3 million, or $16.56 a share, up 7% over year-end 1993. The market price for Chesapeake's common stock ranged from $22.25 per share to $35.88 per share in 1994, with a year-end market price of $33.00 per share, 29% higher than 1993's year-end market price of $25.50 per share.

                                                  1992            1993      1994
Graph: EBIT + D
              (Millions of Dollars)
              Earnings before interest,
              income taxes and the cumulative
              effect of accounting changes        53.9            52.7      89.3

              Noncash charges for depreciation,
              cost of timber harvested and
              amortization                        68.3            71.9      72.8

        Total EBIT +  D                          122.2           124.6     162.1

Capital Expenditures
     Expenditures for property, plant and equipment in 1994 were $54 million, 16% less than the $64 million spent in 1993. Capital spending in 1992 was $85 million. None of the 1994 capital expenditures was individually material, as capital spending focused on smaller incremental additions and operational improvements throughout the Company.

    About one-third of the capital spending in 1993 was related to modifications in the paper mill and bleach plant areas at the West Point kraft products mill. About one-half of capital spending in 1992 related to the completion of a recovery boiler, evaporators and related equipment at the West Point kraft products mill. Planned capital spending for 1995 is expected to be in the $120-$130 million range. Approximately $48 million of this spending relates to expansion plans for the packaging and kraft businesses. The planned expansions include a new West Coast manufacturing plant to be located in Visalia, California, for the Company's Color-Box graphic packaging business and additional equipment at the existing Color-Box plant in Richmond, Indiana. The expansions are expected to increase Color-Box's graphic packaging manufacturing capacity by approximately 30%. Also planned is an upgrade of the No. 2 paper machine at the Chesapeake Paper Products Company kraft mill in West Point, Virginia, that is expected to increase mill production capacity by about 8%. These projects are consistent with Chesapeake's strategy of expanding the packaging business, lowering costs and focusing capital spending on projects that are expected to have a high return on investment. No other 1995 projects are expected to account for more than 5% of the total planned spending. Projected capital expenditures are expected to be funded with internally generated cash supplemented by proceeds from borrowings. See Note 13 to the consolidated financial statements for information regarding capital commitments.

                                                 1992     1993     1994
Graph: Capital Structure
              (Millions of Dollars)              849.6   799.7     862.5
        Long-Term Debt                            45%       42%      42%
        Deferred Taxes                            11        12       12
          Stockholders' Equity                    44        46       46
                   Total                         100%      100%     100%


Operating Results
1994 vs. 1993
      Chesapeake's 1994 net sales were a record $990.5 million, up 12% over 1993's net sales of $885.0 million. Improved sales prices for kraft products and tissue, increased shipments of kraft products and packaging and improved product mix for tissue accounted for most of the improvement. Sales from continuing operations were up 16%. Sales of $64 million from Lawless Holding Corporation, acquired in January 1994, partially offset the absence of $86 million in sales during 1993 from the Company's former treated wood business. For the fourth consecutive year, the Company's kraft and packaging businesses achieved record shipments. Net sales of consumer products were up 11% over last year, while sales of the lumber division of Chesapeake Building Products improved 16%. Sales of the Company's land development business, a small part of Chesapeake's total operations, were down slightly compared to 1993.
     Net income for 1994 was $37.6 million, or $1.58 a share, up from $10.4 million, or $.44 a share, earned in 1993. Included in 1994 earnings is a pre-tax charge of $4.4 million, or $.12 a share after tax, the method of accounting for certain inventories in the tissue and packaging segments from the average cost valuation method to the LIFO valuation method. Also included is a pre-tax charge of $4.9 million, or $.13 a share after tax, associated with an enhanced retirement program at Chesapeake Paper Products Company and Chesapeake Forest Products Company. Pre-tax savings from implementation of the program were approximately $1 million in 1994 and are projected to be $3.5 million annually thereafter. Included in 1993 results was an after-tax gain of $3.4 million, or $.15 a share, resulting from the disposal of certain assets which were no longer of strategic importance.
These transactions included the conveyance of the assets of the Company's wood treating business to Universal Forest Products, Inc., the consolidation of a packaging plant at West Des Moines, Iowa, with one at Sandusky, Ohio, and the sale of approximately 19,000 acres of timberlands.
Net income for 1993 also included a charge of $2.4 million, or $.10 a share, to reflect changes in deferred taxes resulting from the 1993 Revenue Reconciliation Act.
     Income from operations for 1994 was $81.1 million, or $37.1 million greater than in 1993. Depreciation increased less than $1 million over the previous year due to the low capital spending of the past two years. Operating expenses included a $4.4 million charge relating to the expansion of the LIFO method of valuing substantially all applicable inventories of the tissue and packaging segments and a $4.9 million pre-tax charge relating to the enhanced retirement program for Chesapeake Paper Products and Chesapeake Forest Products.
Operating expenses for 1993 included approximately $2.0 million relating to the consolidation of two packaging facilities and expenses relating to the reorganization of the consumer products business. Cost of products sold was up $55 million, or 8%, from 1993, and represented approximately 73% of net sales for 1994 compared to 76% in 1993. Gross profit and operating margins were up 3% compared to the previous year. Selling, general and administrative expenses in 1994 increased $12.7 million compared to 1993, but remained at 12% of net sales.

                                               1992     1993     1994
Graph:  Net Cash Provided by
         Operating Activities                  69.2    113.6     96.6
         (Millions of Dollars)

       Other income, net in 1994 was $8.2 million as a result sale of land that was no longer considered to be of strategic importance, a nonrecurring gain from the settlement of an indemnification issue related to a prior business acquisition, the sale of equipment that was no longer used by the Company and interest income from cash investments. In the fourth quarter of 1993 the Company sold approximately 19,000 acres of timberland holdings that were no longer considered to be of strategic importance, producing a pre-tax gain of approximately $8.0 million. Interest expense for 1994, net of $.5 million of capitalized interest, was $31.1 million, while interest expense for 1993, net of $.4 million of capitalized interest, was $32.0 million. Excluding capitalized interest, interest expense in 1994 decreased $.8 million due primarily to lower debt levels.

    Income taxes for 1993 included a charge of $2.4 million, or $.10 a share, to reflect changes in deferred taxes resulting from the 1993 Revenue Reconciliation Act.

                                                 1992     1993     1994

Graph:  Total Assets                             958.9   919.3   1,013.1
        (Millions of Dollars)

         Goodwill & Other                           8%        9%      9%
         Current Assets                            22        20      27
         Property, Plant & Equipment               70        71      64
            Total                                 100%      100%    100%

Kraft Products
            EBIT for the kraft products segment was $39.0 million in 1994 compared to $12.5 million in 1993. Results of 1994 include a $4.9 million charge for the enhanced retirement program at Chesapeake Paper Products Company and Chesapeake Forest Products Company, while results of 1993 include a gain of over $8.0 million related to the sale of land that was no longer considered to be of strategic importance to the Company. Gains on sales of non-strategic land totaled $.6 million in 1994.
     Earnings of Chesapeake Paper Products Company in 1994 improved significantly from last year's slight loss due to higher sales prices, record shipments and improved production and quality. Containerboard and market pulp price increases implemented during 1994 resulted in overall prices that were 20% above 1993 levels. The largest gains came from market pulp. Shipments of kraft products were a record 850,000 tons, up 6% over the previous record set last year. Production volume for 1994 averaged a record 2,170 good tons per day compared to 2,018 good tons per day in 1993.
Operating rates for the West Point
mill's four machines averaged at or above 100%, while off-quality production was reduced 14% from the prior year.
Specialty white top paperboard, which has a higher profit margin than brown paperboard, increased to 83% of the paperboard mix compared to approximately 80% last year. Earnings in 1994 were negatively impacted by higher recycled fiber costs, which caused the West Point mill to absorb approximately $15 million in additional costs compared to 1993. Further sales price increases were implemented in January 1995; however, recycled fiber costs remained at record high levels.
            Earnings of Chesapeake Building Products, formed in 1993 with the merger of Chesapeake Forest Products' lumber division and Chesapeake Wood Treating Co., improved over 1993's good results, as volume of the lumber
division increased 16% and sales prices for lumber remained strong.   The wood
treating portion of this business was conveyed to Universal Forest Products, Inc. at the beginning of the fourth quarter of 1993. Net sales of the wood treating business were $86 million in 1993, while 1993 charges of $1.3 million related to the conveyance were approximately offset by earnings from normal operations that year.

                                                 1992       1993      1994

Graph:  Capital Expenditures                     84.7       63.9      54.3
         (Millions of Dollars)

Tissue
    Wisconsin Tissue's EBIT for 1994 was a record due to improved product mix, higher sales prices and high productivity. Shipments of converted products were up 3% compared to 1993. Overall tissue shipments were 217,000 tons, or 1% below 1993 levels, as fewer nonconverted parent rolls were sold. Tissue pricing for 1994 was 6% above 1993 levels as a result of price increases in late 1993 and in 1994 and improved product mix. Paper machine operating rates averaged at or above 100% and productivity for the converting operations was excellent. Higher recycled fiber costs during the latter part of the year reduced earnings by approximately $5 million. During 1994, the Company changed the method of valuation of raw materials, work-in-process and finished goods of Wisconsin Tissue from the average cost method to the LIFO method resulting in a charge of $3.9 million. Results of the tissue segment in 1994 were positively impacted by a nonrecurring settlement gain. The uncertain pricing environment for recycled fiber could possibly offset any benefit of 1995 price improvements.
            The Consumer Products business, formed in 1989, achieved its first positive EBIT in 1994, as the business continued to benefit from the reorganization efforts of 1992 and 1993 which reduced the variety of products sold, increased operating efficiencies and reduced overhead. EBIT of this business improved $3.6 million over last year's loss and net sales improved 11% over the prior year. Operating expenses for 1993 included additional costs related to the reorganization.

Packaging
    Chesapeake Packaging's EBIT for 1994 improved 40% from 1993, as results improved for two of its three businesses. Compared to 1993, net sales were up for each business and up 38% overall. Lawless Holding Corporation, acquired in January 1994, added $64 million to sales for the year, with profitable results that were in line with expectations. Average sales prices were up approximately 5%. Shipments for 1994 were at record levels, with the fastest growth in graphic packaging, which benefited from the completion late in 1993 of the final phase of a capital expansion program which doubled the capacity of this business. Earnings for the corrugated shipping container business were down slightly because rising containerboard prices caused margins to be down for much of the year. A focus on new end users, permanent displays and expanding assembly and packing services contributed to improvement in the point-of-sale display business after several years of flat sales and earnings. Also contributing were cost savings realized from the consolidation of the West Des Moines, Iowa, packaging facility into the Sandusky, Ohio, facility. EBIT of the fast growing graphic packaging business also improved over 1993 levels. During 1994, the Company changed the method of valuation of certain inventories in the packaging segment to the LIFO valuation method, resulting in a charge to operations of $.5 million. Additional growth is anticipated for the packaging segment in 1995 with the expected start-up of the Color-Box West Coast manufacturing facility in Visalia, California, and additional planned capital investments throughout the packaging system.

1993 vs. 1992
    Chesapeake's 1993 net sales were $885.0 million, 1% less than 1992's then-record net sales of $888.4 million. For the third straight year, all three of Chesapeake's major businesses--kraft products, tissue and packaging
-- achieved record shipments. Competitive pricing pressures that began for the industry in 1990 continued to confront Chesapeake for many of its products in 1993. Overall kraft product prices were down 13% from 1992.
Tissue prices, which began to improve during the second quarter of 1993 with the first of three price increases implemented during that year, were up slightly compared to 1992.
Overall packaging prices approximated those of the previous year. Net sales of the Consumer Products business declined 5% as a result of the reorganization of that business, and net sales of building products were down 6% from 1992 because of the conveyance of the assets of the wood treating business to Universal Forest Products, Inc. at the beginning of the fourth quarter of 1993. Sales of Chesapeake's land development business more than doubled over 1992's depressed levels, but remained a small part of Chesapeake's total operations.

                                               1992      1993     1994
Graph: Earnings Per Share
              (Dollars)
              Earnings before cumulative
               effect of accounting changes    .63       .44      1.58
              Earnings                         .17       .44      1.58

     Net income for 1993 was $10.4 million, or $.44 a share, million, or $.63 a share, earned in 1992 before the cumulative effect of accounting changes. Included in 1993 results was an after-tax gain of $3.4 million, or $.15 a share, resulting from the disposal of certain assets as part of the Company's plan to reduce assets which were no longer of strategic importance. These transactions included the conveyance of the assets of the Company's wood treating business to Universal Forest Products, Inc.; the consolidation of a packaging plant at West Des Moines, Iowa, with one in Sandusky, Ohio; and the sale of approximately 19,000 acres of timberlands. Net income for 1993 also includes a charge of $2.4 million, or $.10 a share, to reflect changes in deferred taxes resulting from the 1993 Revenue Reconciliation Act. During 1992, Chesapeake adopted Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes," which resulted in a net one-time, after-tax charge of $9.7 million, or $.46 a share. The one-time effect consisted of a transition obligation charge of $11.9 million to accrue for the costs of future health benefits for retirees and current employees after retirement, and an increase in net income of $2.2 million from changing the method of accounting for income taxes. These accounting standards, which reduced net income for 1992 to $4.7 million, or $.17 a share, had no effect on cash flow or income before the cumulative effect of accounting changes. See Notes 4, 6 and 13 to the consolidated financial statements for information regarding these accounting changes.

                                                1992      1993      1994
Return on Common Stockholders'
            Equity                               4.5%      2.8%     10.2%
             (Percent)

     Income from operations for 1993 was $44.0 million, or $8.2 million less than in 1992. Increased depreciation expense of $3.7 million in 1993 was primarily related to the first full year of depreciation on the recovery boiler and related equipment completed at Chesapeake Paper Products' West Point, Virginia, kraft mill during 1992. Included in 1993's operating expenses was approximately $2.0 million relating to the consolidation of the Company's West Des Moines, Iowa, packaging plant into its Sandusky, Ohio, facility and additional expenses related to the reorganization of the consumer products business. Operating expenses for 1992 included approximately $4.8 million of unusual charges related primarily to the reorganization of the Finess consumer products business and the write-off of some older equipment replaced by the new recovery boiler at the West Point kraft mill. Also, the shutdown of an old recovery boiler at the West Point kraft mill before its replacement was operational increased 1992 costs by $2.8 million. Cost of products sold increased by 1% from 1992 and represented approximately 76% of net sales for the year. Gross profit and operating margins were down 1% compared to the previous year. Selling, general and administrative expenses in 1993 decreased $4.6 million, or 4%, from 1992 and remained at 12% of net sales.
    The $7.0 million increase in other income, net in 1993 resulted primarily from the sale, in the fourth quarter, of approximately 19,000 acres of timberland holdings that were no longer of strategic importance and produced a pre-tax gain of approximately $8.0 million. Interest expense for 1993, net of $.4 million of capitalized interest, was $32.0 million, while interest expense for 1992, net of $3.7 million of capitalized interest, was $31.4 million. Excluding capitalized interest, interest expense in 1993 decreased $2.7 million from 1992 due to reduced debt levels and lower interest rates.
     Income taxes for 1993 included a charge of $2.4 million, or $.10 a share, to reflect changes in deferred taxes resulting from the 1993 Revenue Reconciliation Act.

Kraft Products
     Chesapeake Paper Products recorded a slight loss in 1993 because of terrible market conditions. Negative price variances from 1992 totaled approximately $40 million. Overall average sales prices declined an additional 13% from 1992's already depressed levels. Prices for bleached hardwood pulp, which dropped dramatically late in 1992, fell another 33% in 1993. Total shipments were up 11% in 1993 to a then-record 798,000 tons. Productivity and quality gains were experienced in all product categories, as the mill achieved then-record good tons produced per day for the year and reduced off quality production by 8% compared to 1992. Specialty white top paperboard, which has higher profit margins than brown board, remained at 80% of the paperboard mix. Depreciation expense increased 15% because of the first full year of depreciation on the recovery boiler and related equipment, which were completed near the end of the third quarter of 1992. Operating costs for 1992 were increased by the premature shutdown of an old recovery boiler prior to the start of the new boiler and by the write-off of the old recovery boiler and related equipment.
     Earnings of the lumber division of Chesapeake Building Products improved significantly, as sales volume and prices increased 6% and 27%, respectively, from 1992 levels. Net sales of the wood treating business, conveyed to Universal Forest Products at the beginning of the fourth quarter of 1993, were down $21 million compared to 1992. The Company recorded charges of $1.3 million in 1993 and $1.0 million in 1992 related to the conveyance. The combined earnings in 1993 and 1992 of normal operations of this business nearly offset these charges.

Tissue
            Wisconsin Tissue's EBIT for 1993 improved 6% over 1992. Sales prices, which eroded in 1992, began to recover in the second half of 1993 when the first of three 1993 price increases was implemented, and for the year averaged slightly higher than in 1992. Even with the increases achieved during the year, average sales prices remained below levels experienced in the late 1980s. Shipments were a record 220,000 tons in 1993, up 4% from 1992. Recycled fiber costs increased during 1993 resulting in slightly lower margins. Paper machine operating rates averaged at or above 100% for all four paper machines.
     The reorganized Chesapeake Consumer Products business reduced its loss in 1993 by $2.9 million, or 52%, from 1992. Net sales declined 5% from 1992, because of the reorganization of the Finess portion of this business. Operating expenses increased due to additional costs related to the reorganization of the business.

Packaging
            Chesapeake Packaging's EBIT for 1993 increased 15% from 1992, as results improved for two of its three businesses. Average sales prices approximated 1992 levels, while total shipments were at then-record levels. Overall net sales increased 4% over 1992. Sales of corrugated shipping containers increased 2%, while sales of point-of-sale displays decreased 2%. Sales of consumer graphic packaging increased 13% as a result of the completion of the final phase of a capital expansion program that doubled the capacity of the Color-Box facility. Operating expenses for 1993 included a charge for the consolidation of the operations of the West Des Moines, Iowa, packaging facility into the Sandusky, Ohio, facility.

 Other
            More information about Chesapeake's businesses is provided in Note 14 to the consolidated financial statements.

Environmental
            Chesapeake has a strong commitment to protecting the environment. The Company has an environmental audit program to monitor compliance with environmental laws and regulations. The Company is committed to abiding by the environmental, health and safety principles of the American Forest & Paper Association. Each expansion project has been planned to comply with applicable environmental regulations and to enhance environmental protection at existing facilities. The Company faces increasing capital expenditures and operating costs to comply with expanding and more stringent environmental regulations, although compliance with existing environmental regulations is not expected to have a materially adverse effect on the Company's earnings, financial position or competitive position. See Note 13 to the consolidated financial statements for further capital spending information relating to environmental compliance.
            Wisconsin Tissue Mills Inc., a wholly owned subsidiary of the Company, has received a notice from the United States Fish and Wildlife Service that it had been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act with respect to possible natural resource damages liability relating to polychlorinated biphenyls in the Fox River and Green Bay system. See Note 10 to the consolidated financial statements for further information regarding this notice.
            The U.S. Environmental Protection Agency ("EPA") has published draft rules under the Clean Water Act and the Clean Air Act which would impose new air and water quality standards for pulp and paper mills (the "Cluster Rules"). The EPA has indicated that it intends to issue the final Cluster Rules in the fall of 1995. The definitive Cluster Rules are expected to require compliance within three years after the date of their adoption. Base preliminary estimates, if the Cluster Rules were adopted in substantially their present form, compliance would require capital expenditures totaling approximately $55 million at the Company's two paper mills. The Company has joined with the American Forest & Paper Products Association and most of its members in stating that they believe that the Cluster Rules, as proposed, are inappropriate, unjustified and do not comply with applicable law. The eventual capital expense impact on the Company of compliance with the definitive Cluster Rules is not presently determinable, and will depend on a number of factors, including: the scope of the standards imposed and time permitted for compliance; the Company's strategic decisions related to compliance, including potential changes in product mix and markets; and developments in compliance technology. The additional effect, if any, on the Company's business of compliance with the definitive Cluster Rules will depend on a number of other factors, including: the domestic and international competitive effects of compliance; and the effect of evolving consumer demands related to environmental issues on the Company and its competitors.
            Chesapeake operates under, and believes that it is in substantial compliance with, the terms of various air emission and water and effluent discharge permits and other environmental regulations.


RECENT QUARTERLY RESULTS
                                                                        Per Share
                                Income (loss)          Earnings (loss)
                                Before                 Before
                                Cumulative             Cumulative
                                Effect of    Net       Effect of
               Net    Gross     Accounting   Income    Accounting   Earnings   Dividends   Stock Price
Quarter        Sales  Profit*   Changes*     (loss)*   Changes*      (loss)*   Declared  High      Low

                             (Dollar amounts in millions except per share amounts)
1992:

  First         $210.1  $ 37.1      $ 2.3        $(7.4)   $ .11        $(.35)     $ .18    $29.13  $23.00
  Second         229.3    40.6        4.3          4.3      .19          .19        .18     25.38   21.88
  Third          236.2    44.1        6.5          6.5      .28          .28        .18     25.25   19.38
  Fourth         212.8    37.1        1.3          1.3      .05          .05        .18     23.25   18.25

    Totals      $888.4  $158.9      $14.4        $ 4.7    $ .63        $ .17      $ .72


1993:

  First         $209.3  $ 32.4      $ (.8)       $ (.8)   $(.03)       $(.03)     $ .18    $23.13  $19.00
  Second         236.4    35.7        1.3          1.3      .05          .05        .18     21.50   17.63
  Third          238.3    41.0        2.6          2.6      .11          .11        .18     20.63   17.13
  Fourth         201.0    37.0        7.3          7.3      .31          .31        .18     25.75   19.63

    Totals      $885.0  $146.1      $10.4        $10.4    $ .44        $ .44      $ .72


1994:

  First         $212.0  $ 35.2      $ 2.0        $ 2.0    $ .09        $ .09      $ .18    $27.25  $22.25
  Second         236.9               42.9          4.9     4.9           .21        .21       .18   26.38          22.63
  Third          266.9               56.7         14.4                 14.4         .60       .60     .18          35.00          24
  Fourth         274.7    61.1       16.3         16.3      .68          .68        .18     35.88   28.25

    Totals      $990.5  $195.9      $37.6        $37.6    $1.58        $1.58      $ .72

*First, second and third quarters of 1994 have been restated to reflect the change in method of accounting for certain inventories as of January 1, 1994. Before restatement, amounts for the first three quarters, respectively, were:
Gross Profit (in millions): $36.3, $44.0 and $57.8; Net Income (in millions):
$2.7, $5.6 and $15.1; and Earnings Per Share: $.11, $.24 and $.64.


                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Stockholders and Board of Directors
Chesapeake Corporation:

     We have audited the accompanying consolidated balance sheet of Chesapeake Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chesapeake Corporation and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

         As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for certain inventories in 1994. As discussed in notes 4, 6 and 13 to the consolidated financial statements, the Company changed its methods of accounting for postretirement benefits other than pensions and accounting for income taxes in 1992.


                                           /s/ Coopers & Lybrand L.L.P.

Richmond, Virginia
January 25, 1995


                    CHESAPEAKE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEET




                                                            December 31,
                                                         1994        1993
                                                            (In millions)
ASSETS
Current assets:
         Cash and cash equivalents                    $   33.2     $     .7
         Accounts receivable                             127.1         87.5
         Inventories                                      89.8         79.7
         Deferred income taxes                            15.9         12.2
         Other                                             5.6          6.1

             Total current assets                        271.6        186.2


Property, plant and equipment:
         Plant sites and buildings                       155.5        140.8
         Machinery and equipment                       1,052.2        999.4
         Construction in progress                         21.1         19.3
            1,228.8                                    1,159.5
         Less accumulated depreciation                   622.7        545.5

                                                         606.1        614.0

         Timber and timberlands                           40.3         39.8

              Net property, plant and equipment          646.4        653.8

        Other assets                                      95.1         79.3

                                                      $1,013.1     $  919.3
















                                                            December 31,
                                                          1994        1993
                                                           (In millions)

LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
         Accounts payable and accrued expenses            $  116.8    $ 90.5
         Current maturities of long-term debt                  1.0       1.5
         Dividends payable                                     4.3       4.2
         Income taxes payable                                  5.2       2.9

              Total current liabilities                      127.3      99.1




Long-term debt                                               364.0     333.1


Postretirement benefits other
 than pensions                                                23.3      20.5


Deferred income taxes                                        105.2      98.6




Stockholders' equity:
         Common stock, $1 par value;
           authorized, 60 million shares;
           outstanding, 23.8 million and
            23.5 million shares                               23.8      23.5
         Additional paid-in capital                          107.1     102.6
         Retained earnings                                   262.4     241.9


                                                             393.3     368.0

                                                          $1,013.1    $919.3

The accompanying Notes to Consolidated Financial Statements are part of the financial statements.


                    CHESAPEAKE CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS


                                            For the years ended December 31,
                                                   1994       1993      1992
                                          (In millions except per share data)
Income:

    Net sales                                       $990.5    $885.0    $888.4

    Costs and expenses:

      Cost of products sold                          723.7     668.7     663.0
      Depreciation and cost of timber
       harvested                                      70.9      70.2      66.5
      Selling, general and administrative
       expenses                                      114.8     102.1     106.7
        Income from operations                        81.1      44.0      52.2

    Other income, net                                  8.2       8.7       1.7
        Income before interest, taxes
          and cumulative effect of
            accounting changes                        89.3      52.7      53.9

    Interest expense                                 (31.1)    (32.0)    (31.4)

        Income before taxes and cumulative
            effect of accounting
            changes                                   58.2      20.7      22.5

    Income taxes                                      20.6      10.3       8.1

        Income before cumulative effect
          of accounting changes                       37.6                10.4      14.4

    Cumulative effect of accounting
     changes                                           -         -        (9.7)

        Net income                                  $ 37.6    $ 10.4    $  4.7

    Per share:
      Earnings before cumulative effect
        of accounting changes                       $ 1.58    $  .44    $  .63
      Cumulative effect of accounting
        changes                                        -         -        (.46)
      Earnings                                      $ 1.58    $  .44    $  .17

Retained earnings:
    Balance, beginning of year                      $241.9    $248.3    $260.3
    Net income                                        37.6      10.4       4.7
    Cash dividends declared,
     $.72 per share each year                        (17.1)    (16.8)    (16.7)

          Balance, end of year                      $262.4    $241.9    $248.3

The accompanying Notes to Consolidated Financial Statements are part of the financial statements.


                     CHESAPEAKE CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF CASH FLOWS

                                           For the years ended December 31,
                                                1994      1993      1992
                                                      (In millions)
Operating activities:
  Net income                                    $ 37.6    $ 10.4    $  4.7
  Adjustments to reconcile net
    income to net cash provided
     by operating activities:
  Depreciation, cost of timber
    harvested and amortization
     of intangibles                               73.3      72.4      68.6
  Deferred income taxes                            (.1)      2.4      (2.5)
  Cumulative effect of accounting
    changes                                        -         -         9.7
  Gains on sales of property,
     plant and equipment                          (1.4)               (9.4)      (.4)
  Losses on sales of businesses                    -         1.3       1.0
  Changes in operating assets and
     liabilities, net of acquisitions
      and dispositions:
          Accounts receivable                    (34.2)       .9      (4.4)
          Inventories                             (5.4)     25.5       2.0
          Other assets                              .3      (3.0)     (4.3)
          Accounts payable and accrued
            expenses                              21.4      10.5      (3.5)
          Income taxes payable                     2.3       1.7      (2.2)
          Other payables                           2.8        .9        .5

  Net cash provided by operating activities       96.6     113.6      69.2

Investing activities:
  Purchases of property, plant and equipment     (54.3)    (63.9)    (84.7)
  Acquisitions (net of notes payable of $16.0)   (16.7)      -         -
  Proceeds from sales of property, plant
    and equipment                                  3.3      15.9       1.5
  Other                                            5.0      ( .3)     ( .2)

  Net cash used in investing activities          (62.7)    (48.3)    (83.4)

Financing activities:
  Proceeds from long-term debt                    49.4      82.1        .2
  Payments on long-term debt                     (35.4)    (80.3)    (36.8)
  Net borrowings (payments) on credit lines                 (3.1)    (54.3)      2.7
  Proceeds from issuances of common stock          5.7       3.7      63.7
  Dividends paid                                 (17.1)              (16.8)    (16.3)
  Other                                            (.9)       .3        .4

  Net cash (used in) provided by
    financing activities                          (1.4)    (65.3)     13.9

    Increase (decrease) in cash and
      cash equivalents                            32.5        .0      ( .3)
  Cash and cash equivalents
   at beginning of year                             .7        .7       1.0

  Cash and cash equivalents at end of year      $ 33.2     $  .7     $  .7

                     CHESAPEAKE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                           For the years ended December 31,
                                                1994      1993      1992
                                                      (In Millions)

Supplemental cash flow information:
  Interest payments                              $30.5     $32.7     $35.2

  Income tax payments, net of refunds            $18.6     $ 3.7     $13.9

The accompanying Notes to Consolidated Financial Statements are part of the financial statements.



                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.         Summary of Significant Accounting Policies
           a. Principles of Consolidation: The consolidated financial statements include the accounts and operations of Chesapeake Corporation and subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated.
           b. Cash and Cash Equivalents: Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less.
           c. Inventories: Inventories are valued at the lower of cost or market. The cost of substantially all applicable product and manufacturing materials inventories is determined by the last-in, first-out (LIFO) method. The cost of other inventories is determined principally by the average cost method.
           d. Property, Plant and Equipment: Property, plant and equipment, except timber and timberlands, are stated at cost. Timber and timberlands are stated at cost net of the accumulated cost of timber harvested. The costs of major rebuilds and replacements of plant and equipment are capitalized, and the costs of ordinary maintenance and repairs are charged to income as incurred. When properties are sold or retired, their costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are reflected in income.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Summary of Significant Accounting Policies, continued
           e. Depreciation: Depreciation for financial reporting purposes is computed principally by the straight-line method, based on the estimated useful lives of the assets. Depreciation rates vary according to the class of equipment or buildings and average 6% for equipment and 4% for buildings.
           f. Cost of Timber Harvested: Cost of timber harvested is computed on quantities cut from individual company-owned tracts based on costs and estimated volumes of recoverable timber.
           g. Income Taxes: The Company defers to future periods the income tax effects resulting from temporary differences (principally depreciation) between the financial and income tax basis of assets and liabilities.
           h. Earnings Per Share: Earnings per share are based on the weighted average number of outstanding common shares and equivalents (23,775,582 in 1994, 23,431,411 in 1993 and
               22,679,425 in 1992).


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies, continued
           i. Other: Goodwill, the cost in excess of estimated fair value of identifiable assets of acquired businesses (net of $11.5 million and $10.1 million accumulated amortization at year-end 1994 and 1993, respectively), is being amortized on a straight-line basis over 40 years or less. Specifically identifiable purchased intangible assets (net of $4.4 million and $3.9 million accumulated amortization at year-end 1994 and 1993, respectively) are being amortized on a straight-line basis
               according to estimated economic lives.   Research and
               development costs, not significant in amount, are charged to operations as incurred.


            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



2.         Inventories

           Year-end inventories consist of:

                                               1994      1993       1992
                                                       (In millions)

           Finished goods                      $ 26.6    $ 29.4    $ 47.0
           Work in process                       21.5      19.9      23.6
           Materials and supplies                41.7      30.4      34.6

                Totals                         $ 89.8    $ 79.7    $105.2

           Inventories determined by the LIFO method, included in the above, totaled (in millions) $38.9 for 1994, $15.8 for 1993 and $22.9 for 1992, or $12.1, $4.5 and $5.6 less than the respective amounts of such inventories stated at current costs.
               Effective January 1, 1994, the Company changed the method of valuation of raw materials, work-in-process and finished goods of its Wisconsin Tissue Mills Inc. subsidiary from the average cost method to the LIFO method and expanded the use of the LIFO method to include all of the work-in-process and finished goods of its Chesapeake Packaging Co. subsidiary. The Company believes that, in periods of rapid cost increases such as were experienced by the paper industry during 1994, use of the LIFO method will result in a better matching of current costs with current revenues. The effects of adopting the LIFO method at Wisconsin Tissue and expanding the use of the LIFO method at Chesapeake Packaging were to reduce consolidated year-end inventories by $4.4 million and to decrease net income for 1994 by $2.8 million ($.12 per share). The cumulative effect of this change to the LIFO method on the operating results as of the beginning of 1994 and the pro forma effects on the operating results of prior years have not been presented, as the effects are not readily determinable.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued




3.   Long-Term Debt

     Long-term debt at year-end consists of:
                                                          1994      1993           (In millions)
     Notes payable - banks (unsecured):
        Credit lines, interest 3.40%                     $   -      $  3.1

        Term loan, interest 6.125% to 6.641%,
          due 1996-2003                                     40.0      40.0

     Unsecured notes:

        11.75% notes, due 1995                              50.0      50.0

        5.25% notes, due 1997                               16.0       -

        10.375% notes, due 2000                             55.0      55.0

        9.875% notes, due 2003                              60.0      60.0

        7.20% notes, due 2005                               85.0      85.0

     Industrial development authority
       obligations:
        6.25% to 6.375% notes, due 2019                     50.0       -

        9% to 10.125% notes                                  -        31.3

        6.375% to 6.875% notes, due 1995-2003                6.1       6.2

     Other debt                                              2.9       4.0

         Totals                                            365.0     334.6

     Less current maturities                                 1.0       1.5
                                                          $364.0    $333.1

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


3.         Long-Term Debt, continued
              Principal payments on long-term debt (excluding the $50.0 million notes due in 1995) for the next five years are (in millions): 1995 $1.0; 1996 $5.2; 1997 $22.6; 1998 $5.6; and
           1999 $9.2. Because of the availability of long-term financing under the terms of the committed credit lines, the $50.0 million notes due in 1995 have been classified as long-term debt.
              The Company maintains one- and two-year renewable credit lines with several banks under which it can borrow up to $100 million at the prime rate or lower. Nominal commitment fees are paid on the facilities. Other lines of credit totaling $90 million are maintained with several banks on an uncommitted basis.
              During the first quarter of 1994, Chesapeake completed the public offering of an aggregate $50 million principal amount of 25-year tax-exempt bonds associated with capital projects at its West Point, Virginia mill. The offering consisted of $31.25 million of 6.25% bonds, the proceeds of which were used to repay 9.0% to 10.125% tax-exempt bonds issued in 1984, and $18.75 million of 6.375% bonds, the proceeds of which are being used to finance new qualified projects. The call premium and write-off of the remaining deferred debt costs for the 1984 bonds increased 1994 first quarter interest expense by $.8 million.


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


3.         Long-Term Debt, continued
              Certain loan agreements include provisions permitting the holder of the debt to require the Company to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership.
           In addition, various loan agreements contain provisions that restrict the disposition of certain assets, require the Company to maintain a ratio of long-term debt to total capital not in excess of 60% and to meet an annual cash flow test. The Company is required to maintain stockholders' equity of at least $299 million and a consolidated current ratio of at least
           1.5 under the provisions of certain loan agreements. Under the most restrictive covenant, the Company had approximately $94.3 million of retained earnings available for dividends as of December 31, 1994.
              Interest expense is net of capitalized interest of $.5 million, $.4 million and $3.7 million for 1994, 1993 and 1992, respectively.


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


3.         Long-Term Debt, continued
               In accordance with Statement of Financial Accounting
           Standards No. 107, "Disclosure about Fair Value of Financial Instruments," the Company has estimated the fair value of long-term debt for 1994 to be $358.1 million, or 2% lower than book value of $364.0 million. For 1993, the Company estimated the fair market value of long-term debt to be $365.6 million, or 10% higher than the book value of $333.1 million. The fair value is based on the quoted market prices for similar issues or current rates offered for debt of the same or similar maturities. The carrying amounts of temporary cash investments, trade receivables and trade payables approximate fair value because of the short maturity of the instruments.
               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments in high quality financial instruments and, by policy, limits the amount of credit exposure relating to any one instrument. Concentrations of credit risk in regard to trade receivables are limited due to the large number of customers and their dispersion across different industries and geographic areas. The Company has no derivative instruments or transactions outstanding as of the end of 1994.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


4.         Income Taxes
               The provision for income taxes consists of:
                                                1994     1993      1992
                                                      (In millions)

           Currently payable:
             Federal                             $19.2    $ 7.2     $10.9
             State                                 1.5       .7       (.3)

              Total current                       20.7      7.9      10.6

           Deferred:
             Federal                                .7      2.2      (3.0)
             State                                 (.8)      .2        .5

              Total deferred                       (.1)     2.4      (2.5)

              Total income taxes                 $20.6    $10.3     $ 8.1

          Significant components of the year-end deferred income tax assets and liabilities are:
                                                          1994      1993
                                                          (In millions)

           Postretirement medical benefits               $   9.0  $   7.9
           Alternative minimum tax credit                   16.2     21.2
           Other                                            17.9     14.2
             Deferred tax assets                            43.1     43.3
           Accumulated depreciation                       (121.3)  (117.1)
           Pension accruals                                 (7.4)    (7.8)
           Other                                            (3.7)    (4.8)
             Deferred tax liabilities                     (132.4)  (129.7)
                Net deferred taxes                       $ (89.3)  $ (86.4)
           Classified in balance sheet as
             Current assets                              $  15.9  $  12.2
             Long-term liabilities                        (105.2)   (98.6)
                Net deferred taxes                       $ (89.3)  $(86.4)


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


4. Income Taxes, continued
     The differences between the Company's effective income tax rate and the statutory federal income tax rate are:
                                                 1994     1993      1992

   Federal income tax rate                       35.0%    35.0%     34.0%

   State income tax, net of federal
     income tax benefit                            .8      2.6        .5

   Effect on deferred taxes of tax
     rate increase                                  -     11.7         -

   Other, net                                      (.4)     .3       1.6

   Consolidated effective income
     tax rate                                     35.4%    49.6%     36.1%


     Income tax expense for 1993 includes a charge of $2.4 million, or $.10 a share, to reflect changes in deferred taxes resulting from the 1993 Revenue Reconciliation Act.
     In 1992 the Company elected early adoption of the liability method of accounting for deferred income taxes pursuant to Statement of Financial Accounting Standards No. 109. As a result, first quarter 1992 earnings were restated for the cumulative effect of an accounting change that increased net income $2.2 million, or $.11 per share.



          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


5.         Employee Retirement Plans
               The Company maintains several noncontributory defined benefit retirement plans covering substantially all employees. Pension benefits are based primarily on the employees' compensation and/or years of service. Annual pension costs are actuarially determined, and the plans are funded with sufficient assets to meet future benefit payment and regulatory requirements. The net periodic pension cost includes amortization of prior service costs over periods of the greater of 15 years or the average remaining employee service period.
               Assumptions used in determining the net pension credit (based upon beginning of the year assumptions) for 1994, 1993 and 1992 and related pension obligations (based upon year-end assumptions) as of October 1 were:

                                               1994      1993      1992

               Discount rate                   8 1/2%    7 1/2%    8 1/2%

               Increase in future
                compensation levels            5         5         5 1/4

               Long-term rate of return
                on assets                      9 1/4     9 1/2     9 1/2

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued




5.         Employee Retirement Plans, continued
               The following table, based on actuarial valuations as of
           October 1, 1994 and 1993, sets forth the plans' funded status and amounts recognized in the Company's consolidated financial statements for 1994 and 1993:
                                                         1994       1993
                                                         (In millions)
           Accumulated benefit obligation:
               Vested benefits                           $ 74.1    $ 63.0
               Nonvested benefits                           8.8       8.6
               Totals                                      82.9      71.6

           Effect of projected future
            salary increases                               15.7      20.6

           Projected benefit obligation
            for service rendered to date                   98.6      92.2

           Plan assets at fair value,
            primarily corporate equity and
            debt securities                               125.2     119.3

           Plan assets in excess of projected
            benefit obligation                             26.6      27.1

           Unrecognized net loss from past
             experience different from that assumed
             and effects of changes in assumptions          1.2       3.1

           Unrecognized net (asset) at beginning of
             plan year being amortized principally
             over 17 years                                (12.0)    (13.4)

           Prepaid pension cost recognized in Other
             assets                                      $ 15.8    $ 16.8


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


5.         Employee Retirement Plans, continued
               The components of the net pension credit for 1994, 1993
           and 1992 are as follows:
                                               1994      1993      1992
                                                   (In millions)

           Service cost - benefits
            earned during the period           $ 4.2     $ 3.5     $ 3.0

           Interest cost on
            projected benefit obligation         7.0       6.1       4.8

           Actual (return) on plan assets       (6.8)    (13.3)    (19.3)

           Net amortization and deferral        (5.4)      1.9       9.7

             Net pension credit                $(1.0)    $(1.8)    $(1.8)

               In the second quarter of 1994, Chesapeake Paper Products Company and Chesapeake Forest Products Company implemented an enhanced retirement program which resulted in a second quarter pre-tax charge of approximately $4.9 million, of which approximately $3.4 million related to pensions. Pre-tax savings from implementation of the program were approximately $1 million in 1994 and are projected to be $3.5 million annually thereafter.


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



6.         Postretirement Benefits Other Than Pensions
               The Company provides certain health care and life insurance benefits to certain hourly and salaried employees who retire under the provisions of the Company's retirement plans. The Company does not pre-fund these benefits.
               In 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), which requires recognition of the liability for these benefits during the period employees render service rather than the Company's previous practice of recognizing these costs as claims were paid. The Company elected to immediately recognize, as an accounting change, the accumulated liability measured as of January 1, 1992. First quarter 1992 results were restated for a one-time pre-tax charge of $19.1 million ($11.9 million, or $ .57 per share, net of taxes). The adoption of SFAS 106 decreased 1992 income before taxes and cumulative effect of accounting changes by approximately $.5 million.


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


6.         Postretirement Benefits Other Than Pensions
               During 1994, Chesapeake Paper Products Company and
           Chesapeake Forest Products Company implemented an enhanced retirement program (see Note 5).  For 1994, service cost of
           $1.3 million and interest cost of $.1 million relate to this program.  The components of postretirement benefits expense for
           1994, 1993 and 1992 are as follows:
                                                   1994     1993     1992
                                                       (In millions)
           Service cost-benefits
            earned during the period               $2.2      $ .6     $ .6
           Interest cost on accumulated
            postretirement benefit obligation       1.9       1.7      1.6
           Amortization of net loss                  .2         -        -
           Net postretirement benefit cost         $4.3      $2.3     $2.2

               The following table sets forth the accumulated postretirement benefit obligation recognized in the Company's consolidated balance sheet as of December 31, 1994 and 1993.

                                                          1994      1993
                                                          (In millions)
           Retirees                                       $19.1     $15.6
           Fully eligible active plan participants          4.0       5.2
           Other active plan participants                   4.5       4.1
             Accumulated postretirement benefit
              obligation                                   27.6      24.9
           Unrecognized prior service cost                  (.1)      -
           Unrecognized net loss                           (4.2)     (4.4)
             Accrued postretirement benefit
              obligation                                  $23.3     $20.5

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


6.         Postretirement Benefits Other Than Pensions, continued
               The assumed health care cost trend rate used in measuring future benefit costs was 13% in 1993 and 12% in 1994, gradually declining to 6.5% by 2002 and remaining at that level thereafter. A 1% increase in this annual trend rate would increase the accumulated postretirement benefit obligation at December 31, 1994 by $1.3 million and the 1994 postretirement benefit expense by $.1 million. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8.5% in 1994 and 7.5% in 1993 and the assumed rate of increase in future compensation levels was 5% in 1994 and 1993.
               The Company will continue to manage and control postretirement benefits, and pay benefits as incurred.
               During 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The effects of this adoption were not material to the Company's consolidated financial statements.


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


7.  Capital Stock and Additional Paid-In Capital

    Changes in common stock and additional paid-in capital during 1992,
  1993 and 1994 were:
                                           Common Stock              Additional
                                                    Aggregate   Paid-In
                                        Shares      Par Value   Capital
                                        (Dollar amounts in millions)
     Balances, January  1, 1992           20,635,135       $20.6      $ 37.5

     Issuances of shares:
       Public Offering                     2,500,000         2.5       57.0
       Employee stock plans                  194,397          .2        4.0

     Other                                         -         -           .3

     Balances, December 31, 1992          23,329,532        23.3       98.8

     Issuances of shares:
         Employee stock plans                184,846          .2        3.5

     Other                                         -         -           .3

     Balances, December 31, 1993          23,514,378       $23.5     $102.6

     Issuances of shares:
         Employee stock plans                239,328          .3        5.4

     Other                                         -         -          (.9)

     Balances, December 31, 1994          23,753,706       $23.8     $107.1


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


7.         Capital Stock and Additional Paid-In Capital, continued
               In addition to its common stock, the Company's authorized capital includes 500,000 shares of preferred stock ($100 par), of which 100,000 shares are designated as Series A Junior Participating Preferred Stock ("Series A Preferred"). None was outstanding during the three years ended December 31, 1994.
                    Each outstanding share of the Company's common stock has attached to it one preferred share purchase right, which entitles the shareholder to buy one unit (one one-thousandth of a share) of Series A Preferred at an exercise price of $70 a share, subject to adjustment. The rights will become exercisable only if a person or group acquires or announces a tender offer for 20% or more of Chesapeake's common stock. When exercisable, Chesapeake may issue a share of common stock in exchange for each right other than those held by such person or group. If a person or group acquires 30% or more of the common stock, each right will entitle the holder, other than the acquiring party, upon payment of the exercise price, to acquire Series A Preferred or, at the option of Chesapeake, common stock, having a value equal to twice the right's purchase price. If Chesapeake is acquired in a merger or other business combination or if 50% of its earnings power is sold, each right will entitle the holder, other than the acquiring


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


7. Capital Stock and Additional Paid-In Capital, continued person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the rights. The rights will expire on March 15, 1998, and may be redeemed by the Company at any time prior to the tenth day after an announcement that a 20% position has been acquired, unless such period has been extended by the board of directors.
               On April 1, 1992, the Company sold 2.5 million shares of its common stock in an underwritten public offering at $25.00 per share. The net proceeds from the sale, after underwriting discounts and expenses payable by the Company, were approximately $59.5 million, and were used to reduce certain long-term debt and amounts outstanding under the Company's committed and uncommitted bank lines of credit and for general corporate purposes.



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8.         Stock Options
               The 1993 Incentive Plan provides that the executive compensation committee of the board of directors or its delegate may grant stock options, stock appreciation rights ("SARs"), stock awards, performance shares or stock units and may make incentive awards to the Company's key employees and officers. The maximum aggregate number of shares of common stock that may be issued under the plan is the sum of 1% of the outstanding shares of common stock as of January 1 of each calendar year during the term of the plan. The plan also limits the number of shares that may be covered by the grant of options, SARs, stock awards, performance shares and stock units in any calendar year. The annual limitation is 1% of the outstanding shares of common stock as of January 1 of that year increased by 1) the number of shares available but not awarded during all prior years during the term of the plan plus 2) any forfeited or terminated grants that were not exercised. In addition, the maximum aggregate number of shares that may be covered by performance shares and that may be issued in any calendar year as a stock award or in settlement of stock units is 30% of the annual share limitation. The annual share limitation for 1994 was 301,788 shares. The options granted may be either incentive stock options
           ("ISOs") or nonqualified stock options.   Options may be granted at
            not less than the

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



8.         Stock Options, continued
           fair market value at the date of grant if the option is an ISO, or not less than 85% of the fair market value if the option is a nonqualified stock option. SARs may be granted in relation to option grants ("corresponding SARs") or independently of option grants. Grants may provide options and SARs exercisable over periods of up to 10 years.
               The Nonemployee Director Stock Option Plan provides for grants to the Company's nonemployee directors of stock options for up to 93,500 shares of Chesapeake common stock. Automatic awards will be made in lieu of projected increases in the cash retainer and meeting fees payable to participants. Each participant may also choose to receive an elective award in lieu of all or part of his or her regular cash retainer of 125 shares for each $1,000 of foregone retainer. The option price per share for automatic awards and elective awards will be the average closing price of Chesapeake common stock for the twenty trading days before the October 31 that immediately precedes the grant date.
               For both plans, payment may be made by the participant in cash
           or Chesapeake common stock.   Up to 328,643 shares, plus 1% of
           shares outstanding as of January 1 of each calendar year through 2002, may be issued after December 31, 1994, upon exercise of options or SARs granted under the two plans.


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8.         Stock Options, continued
               The 1987 Stock Option Plan provided for grants to the Company's key employees and officers of stock options and corresponding SARs for up to 1,000,000 shares of Chesapeake's authorized but unissued common stock and up to 200,000 SARs independent of stock options. As of December 31, 1994, there were 842,699 shares issuable related to options granted under this plan. With the adoption of the 1993 Incentive Plan, awards under this plan were discontinued.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued


8.  Stock Options, continued
    The following schedule summarizes stock option activity for the three years ended December 31, 1994:
                                             Number of    Option Price
                                           Stock Options    Per Share

       Outstanding, January  1, 1992          673,334     $13.89 to $22.75
         Granted                              163,900      21.66 to  25.23
         Exercised                            101,079      13.89 to  21.43
         Cancelled                             32,662      18.65 to  21.43

       Outstanding, December 31, 1992         703,493      13.89 to  25.23
         Granted                              194,100      19.15 to  20.49
         Exercised                             11,905      18.65 to  20.88
         Cancelled                             31,982      16.63 to  23.88

       Outstanding, December 31, 1993         853,706      13.89 to  25.23
         Granted                              203,200      20.63 to  32.63
         Exercised                            166,189      18.65 to  23.88
         Cancelled                             40,009      16.63 to  22.88

       Outstanding, December 31, 1994         850,708      13.89 to  32.63

     Exercisable:
         December 31, 1992                     389,842     13.89 to  22.75
         December 31, 1993                     504,044     13.89 to  25.23
         December 31, 1994                     478,381     13.89 to  32.63

       Available for grants:
         December 31, 1992                     438,099
         December 31, 1993                     506,203
         December 31, 1994                     483,321


      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



9. Employees' Stock Plans and Other Compensation Plans

       The Company has stock purchase plans for certain eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased based upon participant and company contributions. At December 31, 1994, 1,094,468 shares remain available for issuance under these plans.
        The Company also has a noncontributory Employee Stock Ownership
   Plan that covers eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased at the Company's discretion.
   No purchases were made in 1994, 1993 or 1992.
       The Company also sponsors, in accordance with the provisions of
   Section 401(k) of the Internal Revenue Code, pre-tax savings programs for eligible salaried and hourly employees. Certain participants' contributions are matched up to designated contribution levels by the Company. Contributions are invested in several investment options, which may include Chesapeake common stock, as selected by the participating employee. At December 31, 1994, 500,000 shares of Chesapeake common stock are reserved for issuance under these programs.
       The 1993 Incentive Plan (see Note 8) provides that the executive compensation committee of the board of directors may select certain officers to receive annual incentive awards in


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


9. Employees' Stock Plans and Other Compensation Plans, continued

   the form of cash, common stock or a combination, based upon the Company's overall financial performance and the officer's individual performance. Annual incentive awards for officers during 1992 were granted under the Officers' Incentive Program.
       The 1993 Incentive Plan provides that the executive compensation committee of the board of directors may grant performance share awards to key employees and officers. During 1994, performance share awards with respect to 62,600 shares of common stock were granted, of which an estimated 13,572 restricted stock shares and 7,635 restricted stock units were earned for 1994 performance.
       With the adoption in 1993 of the 1993 Incentive Plan, awards under the Officers' Incentive Program and the Long-Term Incentive Plan were discontinued. As of December 31, 1994, 6,364 restricted stock shares and 3,077 restricted stock units had been earned under the Long-Term Incentive Plan. There are no outstanding grants under this plan. The Company has other incentive compensation plans in effect for key employees under which awards are based principally on operating results.
       The charges to income for these plans approximated $8.3 million in 1994, $4.9 million in 1993 and $4.8 million in 1992.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


10.    Litigation
       The Company is a defendant in various litigation related to fire retardant treated plywood ("FRT plywood"). Between 1984 and 1988, the Company treated plywood with a chemical intended to retard the spread of flames. It has been alleged that the fire retardant chemical applied to the FRT plywood has caused some of the plywood prematurely to lose some of its structural strength under certain circumstances. Management believes that, to the extent that the Company has responsibility for any such claims, its insurance carriers and the supplier of the fire retardant chemical will indemnify the Company for significant portions of the claims. Although the outcome of the claims related to FRT plywood is not determinable at this time, the Company believes that the resolution of the claims, individually or in the aggregate, will not have a materially adverse effect on its consolidated financial position or results of operations.
       In June 1994, Wisconsin Tissue Mills Inc., a wholly-owned subsidiary of the Company, received a notice from the United States Fish and Wildlife Service that it had been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act with respect to possible natural resource damages liability relating to polychlorinated biphenyls in the Fox River and


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



10.    Litigation, continued
   Green Bay system. The notice invites the PRPs to participate in the development and performance of a natural resource damage assessment with respect to the alleged discharges. Wisconsin Tissue and the four other PRPs have requested that the U.S. Fish and Wildlife Service delay the proposed damage assessment to permit voluntary restoration and remediation to proceed. The U.S. Fish and Wildlife Service has not yet commenced the natural resource damage assessment process. The ultimate cost to Wisconsin Tissue, if any, associated with this matter cannot be predicted with certainty at this time, due to: the unknown magnitude of any contamination; the varying costs of alternative clean-up methods; the evolving nature of the clean-up technologies and governmental regulations; the inability to determine the Company's share of any multi-party clean-up; the extent to which contribution will be available from other parties; and the scope of potential recoveries from insurance carriers and prior owners of Wisconsin Tissue.
       In December 1994, the Company's Wisconsin Tissue Mills Inc. subsidiary was notified by the United States Department of Justice of a civil antitrust investigation into possible agreements in restraint of trade in the commercial and industrial markets for sanitary tissue products. The Department of Justice requested information and documents


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



10.    Litigation, continued
   related to the investigation for the period commencing January 1, 1990. Wisconsin Tissue is cooperating in the investigation by providing a response to the request for information.
       The Company is a party to various other legal actions which are ordinary and incidental to its business.
       While the outcome of legal actions cannot be predicted with certainty, the Company believes the outcome of any of these proceedings, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



11.   Supplemental Income Statement Information
                                               1994      1993      1992
                                                      (In millions)
      Other income, net:
      Interest earned                           $  .6     $  .2     $  .1
      Gains on sales of property
        and equipment                             3.0       9.4       1.3
      Losses from sales of
        businesses                                -        (1.3)     (1.0)
      Miscellaneous income                        8.4       5.4       4.8
      Miscellaneous deductions                   (3.8)     (5.0)     (3.5)

         Totals                                 $ 8.2     $ 8.7     $ 1.7



              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


12.         Supplemental Balance Sheet Information
                                                          1994      1993
                                                         (In millions)
            a.  Accounts receivable, net:
                 Trade                                   $128.1     $89.4
                 Other                                      2.8       1.1
                 Allowance for doubtful accounts           (3.8)     (3.0)

                      Totals                             $127.1     $87.5


            b.  Other assets:
                  Goodwill, net                          $ 43.6     $28.0
                  Purchased intangible assets, net          1.8       2.3
                  Other                                    49.7      49.0

                       Totals                            $ 95.1     $79.3


            c.  Accounts payable and accrued expenses:
                 Accounts payable:
                   Trade creditors                       $ 44.6     $31.0
                   Bank checks in transit                  13.3      10.2
                                                           57.9      41.2
                 Accrued expenses:
                   Interest                                 9.2       7.8
                   Compensation and employee benefits      31.0      24.3
                   Other                                   18.7      17.2
                                                           58.9      49.3
                         Totals                          $116.8     $90.5




             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


13.        Commitments and Other Matters
               At December 31, 1994, commitments, primarily for capital expenditures, approximated $57 million of the Company's 1995 $125 million capital spending estimate. These commitments include anticipated expenditures of $6 million in 1995 related to environmental protection in connection with planned expansions and upgrades, mainly at the Company's facilities in West Point, Virginia, and Menasha, Wisconsin. The remaining commitments of $51 million are for various capital projects, none of which is individually material.
               Uncommitted environmental protection projects may cost the Company another $8.0 million during the next several years. Additional nondeterminable environmental protection expenditures could be required in the future when facilities are expanded or if more stringent standards become applicable.
               The Company leases certain assets (principally transportation and information processing equipment and office space) generally for three to five-year terms. The present value of any unrecorded capital leases and the impact on net income if these leases were recorded are not material. Rental expense for operating leases totaled (in millions) $12.7 for 1994, $13.1 for 1993 and $14.0 for 1992. As of December 31, 1994, aggregate minimum rental payments in future years on noncancelable leases approximated $21.0 million.
           The amounts applying to future years are (in millions):   1995 $7.1;
           1996 $4.9; 1997 $3.6; 1998 $2.3; 1999 and thereafter $3.1.


                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT, Continued


13.        Commitments and Other Matters, continued
               On January 24, 1994, Chesapeake Packaging Co. acquired Lawless Holding Corporation, based in North Tonawanda, New York. Lawless Holding Corporation had annual sales of approximately $60 million in 1993 and includes the Lawless Container Corporation corrugated container plant in North Tonawanda; corrugated sheet plants located in Scotia, New York, Le Roy, New York and Madison, Ohio; and Lawless Packaging and Display, a consumer graphic packaging plant located in Buffalo, New York.
               Early in the fourth quarter of 1993, Chesapeake conveyed to Universal Forest Products, Inc. the assets of Chesapeake's Fredericksburg, Virginia; North East, Maryland; Stockertown, Pennsylvania; Elizabeth City, North Carolina; and Holly Hill, South Carolina facilities; and the machinery and equipment from the Pocomoke City, Maryland facility. The assets, which were conveyed under lease and purchase agreements having a present value of $3.4 million, represented substantially all of the assets of the former Chesapeake Wood Treating Co. Net sales of this business were $85.8 million in 1993 and $97.7 million in 1992. This conveyance concluded Chesapeake's involvement in the wood treating business and enabled the Company to better focus on its three primary businesses. Also, in the fourth quarter of 1993, Chesapeake announced the consolidation of the Company's West Des Moines, Iowa, packaging plant into its Sandusky, Ohio, facility. Lastly, during the fourth quarter of


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


13.        Commitments and Other Matters, continued
           1993, the Company sold approximately 19,000 acres of timberland holdings which were no longer of strategic importance. These three events netted to a $5.4 million pre-tax gain during the fourth quarter of 1993.
               During the fourth quarter of 1992, Chesapeake adopted new, required accounting rules for postretirement benefits other than pensions and for income taxes, recording, as accounting changes, a net one-time, after-tax charge of $9.7 million, or $.46 per share. The cumulative effect consisted of a transition obligation charge of $19.1 million pre-tax, or $11.9 million after-tax, to accrue for the costs of future health benefits for retirees and current employees after retirement, and an increase in net income of $2.2 million from changing the method of accounting for income taxes. These new accounting rules had no effect on cash flow or income before the cumulative effect of accounting changes.

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


14.        Business Segment Information
               The Company's three business segments are kraft products, tissue and packaging. The kraft products segment includes kraft, forest and building products. Tissue is comprised of commercial, industrial and consumer tissue products. Packaging consists of corrugated shipping containers, point-of-sale displays and consumer graphic packaging. General corporate expenses, gains (losses) from the sales of businesses and land development are shown as corporate.
               Sales between segments reflect transfer prices at market value. Intersegment sales not included below were $28.0 million in 1994, $18.5 million in 1993 and $17.3 million in 1992. Segment operating income is revenue less allocable operating expenses. Operating expenses include all expenses except interest, income taxes and the cumulative effect of accounting changes.
               Segment identifiable assets are those which are directly used in segment operations. Timber and timberlands are included in the kraft products segment. Corporate assets are cash, certain nontrade receivables, real estate held for sale and other assets.
               Export sales, principally to Europe, Canada and Asia, were (in millions): 1994 $94.9; 1993 $62.9; and 1992 $67.1.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


14.   Business Segment Information, continued

      Financial information by business segments:
                                                1994      1993       1992
                                                      (In millions)
      Net sales:
         Kraft products                         $330.8    $343.5    $365.8
         Tissue                                  304.1     283.5     276.2
         Packaging                               349.8     252.7     243.8
         Corporate                                 5.8       5.3       2.6
            Consolidated net sales              $990.5    $885.0    $888.4

      Operating income:
         Kraft products                         $ 36.1     $12.5     $23.8
         Tissue                                   40.7      31.1      26.3
         Packaging                                24.7      17.6      15.5
                                                 101.5      61.2      65.6

      Corporate                                  (12.2)     (8.5)    (11.7)
         Income before interest,
           taxes and cumulative effect
            of accounting changes                 89.3      52.7      53.9
      Interest expense                           (31.1)    (32.0)    (31.4)
         Income before taxes and
           cumulative effect of accounting
            changes                             $ 58.2     $20.7     $22.5

      Identifiable assets:
         Kraft products                       $  434.7    $433.5    $451.8
         Tissue                                  323.9     335.1     358.8
         Packaging                               189.7     118.4     111.4
         Corporate                                64.8      32.3      36.9

            Consolidated assets               $1,013.1    $919.3    $958.9

      Capital expenditures:
         Kraft products                          $23.5     $41.9     $66.8
         Tissue                                    9.9       9.5       6.9
         Packaging                                20.8      12.4      11.2
         Corporate                                  .1        .1        .1
            Totals                               $54.3     $63.9     $85.0

      Depreciation and cost of timber
       harvested:
         Kraft products                          $36.0     $36.3     $33.1
         Tissue                                   23.6      24.3      24.3
         Packaging                                11.0       9.2       8.7
         Corporate                                  .3        .4        .4
            Totals                               $70.9     $70.2     $66.5

EXCERPT FROM ELEVEN-YEAR COMPARATIVE RECORD
(Dollar amounts in millions except per share data)
                                          1994   1993     1992    1991    1990


Operating Results
  Net sales                               $990.5 $885.0   $888.4  $840.5  $841.2
  Net cost except depreciation
    and cost of timber harvested           861.4  794.1    799.4   752.3   756.3
  Depreciation and cost of timber
    harvested                               70.9   70.2     66.5    62.1    55.8
  Income before taxes and
    cumulative effect of accounting
      changes                               58.2   20.7     22.5    26.1    29.1
  Income taxes                              20.6   10.3      8.1    10.7    12.4
  Income before cumulative effect
    of accounting changes                   37.6   10.4     14.4    15.4    16.7
  Cumulative effect of accounting
    changes                                  -      -        9.7     -       -
  Net income                                37.6   10.4      4.7    15.4    16.7
  Cash dividends declared on common
    stock                                   17.1   16.8     16.7    14.8    14.8
  Income retained for use in the
    business                                20.5   (6.4)   (12.0)     .6     1.9
  Net cash provided by operating
    activities                              96.6  113.6     69.2    67.8    69.2
  Percent of income before cumulative
    effect of accounting changes
      To net sales                           3.8%   1.2%     1.6%    1.8%    2.0%
      To stockholders' equity               10.2    2.8      4.5     4.9     5.3
      To total assets                        4.1    1.1      1.6     1.8     2.1

Common Stock
  Number of stockholders of record         7,804  7,778    7,964   7,741   7,789
  Shares outstanding (in thousands)       23,754 23,514   23,330  20,635  20,436
  Per share
    Earnings before cumulative effect
     of accounting changes                $ 1.58  $  .44  $  .63  $  .75  $  .81
    Earnings                                1.58     .44     .17     .75     .81
    Dividends declared                       .72     .72     .72     .72     .72
    Stockholders' equity                   16.56   15.65   15.88   15.43   15.36
Financial Position
  Working capital                       $  144.3 $ 87.1   $122.2  $101.7  $ 92.8
  Property, plant and
   equipment, net                          646.4  653.8    668.3   641.6   616.2
  Total assets                           1,013.1  919.3    958.9   915.5   875.9
  Total capital                            862.5  799.7    849.6   820.8   783.7
    Long-term debt                         364.0  333.1    382.8   415.9   381.0
    Deferred income taxes                  105.2   98.6     96.4    86.5    88.9
    Stockholders' equity                   393.3  368.0    370.4   318.4   313.8
  Percent of long-term debt
    To total capital                        42.2%  41.7%    45.1%   50.7%   48.6%
    To stockholders' equity                 92.6   90.5    103.3   130.6   121.4
Additional Data
  Capital expenditures                     $54.3  $63.9   $ 85.0  $ 92.2  $128.5
  Acres of timberland owned
   (in thousands)                            328    329     350      350     350
  Number of employees                      5,209  4,833   5,062    5,039   5,104

EXCERPT FROM NOTES TO ELEVEN-YEAR COMPARATIVE RECORD


          Accounting policies are stated in Note 1 of Notes to Consolidated Financial Statements. Percent of income before cumulative effect of accounting changes information is calculated using beginning of year and acquisition amounts where appropriate.
          1. Includes an after-tax charge of $2.8 million, or $.12 per share, related to a change to the LIFO method of accounting for certain inventories.
          2. Includes net one-time, after tax charge of $9.7 million, or $.46 per share, related to the adoption of SFAS 106 and SFAS 109 in 1992.
          5. Excludes 17,000 - 25,000 acres held by land development subsidiaries during 1990 - 1994.



                       OPERATING MANAGERS AND LOCATIONS*


CHESAPEAKE PAPER PRODUCTS COMPANY
          Thomas Blackburn
            West Point, Virginia

            Recycling Centers
            Baltimore, Maryland
            Greensboro, North Carolina
            Norfolk, Virginia

CHESAPEAKE FOREST PRODUCTS COMPANY
          Thomas Blackburn
            West Point, Virginia
            Elizabeth City, North Carolina
            Keysville, Virginia
            Pocomoke City, Maryland


          Chesapeake Building Products Company
            Jack C. King
               West Point, Virginia
               Keysville, Virginia
               Milford, Virginia
               Princess Anne, Maryland


WISCONSIN TISSUE MILLS INC.
          Charles S. Cianciola
            Menasha, Wisconsin
            Neenah, Wisconsin


CHESAPEAKE CONSUMER PRODUCTS COMPANY
          Vincent W. Hockett
            Appleton, Wisconsin


LAND DEVELOPMENT
          Joel K. Mostrom

            Delmarva Properties, Inc.
               Robert F. Brake
                 West Point, Virginia

            Stonehouse Inc.
               Joel K. Mostrom
                 Williamsburg, Virginia**



OPERATING MANAGERS AND LOCATIONS, (Continued)

CHESAPEAKE PACKAGING CO.
            Samuel J. Taylor

            Chesapeake Display and Packaging Company
               George F. Barnes

                 Bruce M. Pinover
                    Winston-Salem, North Carolina
                    Rural Hall, North Carolina**
                    Pennsauken, New Jersey**

                 Bruce A. Watson
                    Sandusky, Ohio**
                    Marion, Iowa

               Permanent Display Division
                 George F. Barnes
                   Rural Hall, North Carolina**

            Color-Box, Inc.
               Jack L. Creech
                 Richmond, Indiana
                 Buffalo, New York

            Chesapeake Packaging Divisions
               Robert F. Schick

                 Robert S. Argabright, II
                    Baltimore, Maryland

                 Edward R. Badyna
                    Binghamton, New York
                    Scranton, Pennsylvania

                 Edward P. Godsey
                    Roanoke, Virginia

                 Wesley N. Herman
                    North Tonawanda, New York
                    Le Roy, New York
                    Madison, Ohio
                    Scotia, New York

                 Terry R. Jenkins
                    Louisville, Kentucky
                    St. Anthony, Indiana

                 Gerald E. Nelson
                    Richmond, Virginia


Corporate Headquarters

1021 E. Cary Street, Box 2350
Richmond, Virginia  23218-2350**
804/697-1000

 * As of December 31, 1994
** Leased real property