Form 10-K, Exhibit 13
period 1995-12-31
CHESAPEAKE CORP /VA/
filed 1996-03-15
CIK 19731

EXHIBIT 13.1












                         Portions of the
                     CHESAPEAKE CORPORATION
                 Annual Report to Stockholders
              For the year ended December 31, 1995

Financial Review  1993-1995
Earnings Overview

     Chesapeake achieved record net sales, earnings and cash flow in 1995.
Net sales for 1995 of $1,233.7 million surpassed the one billion dollar mark for the first time and were 25% higher than the previous record net sales of $990.5 million achieved in 1994 and 39% higher than 1993 net sales of $885.0 million.  Net income for 1995 of $93.4 million, or $3.88 a share, was 2.5 times the $37.6 million, or $1.58 a share, earned in 1994, 9 times the $10.4 million, or $.44 a share, earned in 1993 and 55% higher than the previous record earnings achieved in 1988.  Cash flow from operations of
$141.0 million was up 40% from last year and was 24% higher than the previous peak set in 1993.  Results for 1995 were favorably impacted by higher average selling prices for most of the Company's major product lines, higher margins and higher shipments for the packaging and tissue businesses.
                                             1993     1994     1995
Graph: Sales by Business Segment            885.0    990.5   1,233.7
       (Millions of Dollars)

       (Percent)
          Packaging                            29%      35%       37%
          Tissue                               32       31        30
Kraft products                                 39       34        33
          Corporate                             -        -         -
             Total                            100      100       100

     Chesapeake continues its emphasis on specialty products that the Company believes have less price volatility and higher growth and profitability potential than commodity products. Because of strategic initiatives implemented by management, more than 60% of Chesapeake's total sales now come from these specialty products. Until the early 1980s, Chesapeake's products were primarily commodities in slow growth markets.

                                          1993      1994      1995
    Graph:  Net Income                        10.4      37.6      93.4
        (Millions of Dollars)

Liquidity and Capital Structure
     Net cash provided by operating activities was a record $141.0 million in 1995, 40% higher than the $100.4 million generated in 1994. EBIT + D, a measure of internal cash flow combining earnings before interest, income taxes and the cumulative effect of accounting changes plus non-cash charges for depreciation, cost of timber harvested and amortization, was $247.8 million for 1995, 53% higher than 1994's EBIT+D of $162.1 million.
Compared to year-end 1994, working capital decreased $2.0 million to $142.3 million at year-end 1995, as a result of the use of temporary cash investments to repay debt and an increase in accounts payable and accruals, offset in part by higher accounts receivable related to stronger sales and higher inventories related to acquisitions and slower demand at the end of the year. The ratio of current assets to current liabilities was 2.0 at year-end 1995 compared to year-end 1994's 2.1 and year-end 1993's 1.9. Accounts receivable at year-end 1995 increased $13.3 million from year-end 1994, with the average collection period unchanged from last year. Inventories at the end of 1995 increased $22.7 million compared to year-end 1994. The increase occurred primarily in the packaging and tissue businesses. The annual inventory turnover rate decreased from 8.6 for 1994 to 8.1 for 1995. Accounts payable and accrued expenses at year-end 1995 increased $9.5 million from year-end 1994 due to acquisitions and the timing of payments.


                                            1993    1994    1995
  Graph:  Income from Operations            44.0    81.1    161.3
        (Millions of Dollars)

     The Company generally uses long-term debt to fund major capital expansions that cannot be funded by internally generated funds. Capital expenditures and acquisitions of $227.4 million in 1995 exceeded net cash provided by operating activities by $86.4 million. As a result, during 1995 long-term debt increased $29.6 million and Chesapeake used $32.8 million of temporary cash investments it had at year-end 1994 to fund capital additions and acquisitions. Additional cash of $28.9 million came from the sale of the Consumer Products business. See Note 3 to the consolidated financial statements on page 22 for additional long-term debt information.
     Chesapeake's total capitalization was $980.5 million at the end of 1995 compared to $863.5 million at the end of 1994. The year-end ratio of long-term debt to total capital was 40% for 1995, down from 42% for 1994 and 1993. Chesapeake's long-term debt-to-total-capital ratio target range is 35% to 45%. The year-end ratio of long-term debt to stockholders'
equity was   84% for 1995, 93% for 1994 and 91% for 1993.

                                       1993      1994      1995
Graph: Interest Expense                32.0      31.1      30.8
       (Millions of Dollars)

        During 1995, the Company increased quarterly cash dividends to
$.20 a share from $.18 a share. For the year, dividends were $.78 a share compared to $.72 a share in 1994. Chesapeake's dividends paid as a percentage of net cash provided by operating activities were 13% for 1995, 17% for 1994 and 15% for 1993. Outstanding common shares at year-end 1995 totaled 23.8 million shares. Purchases of shares by the Company during 1995 generally offset shares issued for employee benefit plans. No shares were purchased by the Company under board of directors' stock purchase
authorizations in 1994 or 1993.   See Note 7 to the consolidated financial
statements on page 24 for capital stock and additional paid-in capital information. Year-end 1995 stockholders' equity was $468.3 million, or $19.68 a share, up 19% over year-end 1994. The market price for Chesapeake's common stock ranged from $27.50 per share to $39.00 per share in 1995, with a year-end market price of $29.63 per share.

                                                 1993    1994   1995
  Graph:  EBIT + D
         (Millions of Dollars)
        Earnings before interest and
          income taxes                             52.7    89.3    172.4
        Noncash charges for depreciation,
         cost of timber harvested and
         amortization                              71.9    72.8     75.4

         Total EBIT +  D                          124.6   162.1    247.8

Capital Expenditures
     Expenditures for property, plant and equipment in 1995 totaled $227.4 million, of which more than 60% were for acquisitions and other growth related projects. Acquisition costs totaled $69.7 million, and included the purchase of the assets of the Flagstaff, Ariz. tissue mill, a facility in upstate New York to be operated as an additional tissue converting plant and the Chicago tissue mill. The remaining capital expenditures of $157.7 million in 1995 related primarily to the internal expansions of the packaging and kraft businesses announced in 1994. These expenditures included: a manufacturing plant located in Visalia, Calif., for the Company's Color-Box graphic packaging business; additional equipment at the existing Color-Box plant in Richmond, Ind.; modernization of the North Tonawanda, N.Y., corrugated container plant; and an upgrade of the No. 2 paper machine at the West Point, Va., kraft products mill. Also, the Company purchased a site in Bellemont, Ariz., where it is nearing completion of a tissue converting facility. No other 1995 capital projects were individually material. Capital spending in 1994 was $87.0 million and included $33.0 million for the acquisition of five packaging plants. The remaining capital expenditures for 1994 were focused on maintenance and reliability rather than growth projects. Capital spending in 1993 was $64.0 million, of which about one-third related to modifications in the paper mill and bleach plant areas at the West Point, Va., kraft products mill.
    Planned capital expenditures, including acquisitions, for 1996 are expected to be approximately $200 million. About one-half of this spending relates to strategic initiatives in the packaging and tissue businesses. These initiatives include: a new manufacturing plant in Pelahatchie, Miss.; the second phase of the Visalia, Calif., manufacturing plant for the Company's Color-Box graphic packaging business; the planned acquisition of the Display Division of Dyment Limited; and new tissue converting equipment at the Bellemont, Ariz., and Greenwich, N.Y., facilities. These projects are consistent with Chesapeake's strategy of expanding the packaging and tissue businesses, lowering costs and focusing capital spending on projects that are expected to have a high return on investment. No other 1996 projects are expected to account for more than 5% of the total planned spending. Projected capital expenditures are expected to be funded with internally generated cash supplemented by proceeds from borrowings. See
Note 13 to the consolidated financial statements on page 27 for information regarding capital commitments.

                                                1993   1994    1995
Graph:  Capital Structure
   (Millions of Dollars)                         799.7 862.5   980.5

        (Percent)
          Long-Term Debt                           42%    42%     40%
          Deferred Taxes                           12     12      12
          Stockholders' Equity                     46     46      48
                   Total                          100    100     100

Operating Results
1995 vs. 1994
      Chesapeake's 1995 net sales were a record $1,233.7 million, up 25% over 1994's net sales of $990.5 million. Higher shipments for the packaging and tissue segments and greatly improved selling prices for most major product lines were responsible for the increase. For the fifth consecutive year, the Company's packaging businesses achieved record shipments.
     Net income for 1995 was a record $93.4 million, or $3.88 a share, up
2.5 times from the $37.6 million, or $1.58 a share, earned in 1994. Earnings for 1995 included: a pre-tax gain of $1.8 million, or $.05 a share after tax, from the sale of the Consumer Products business; a $3 million pre-tax, or $.08 a share after tax, reduction in earnings related to lost production associated with completion of a paper machine rebuild project at the West Point, Va., kraft products mill; and onetime pre-tax charges of $8.0 million, or $.21 a share after tax, associated with an enhanced retirement package for certain hourly employees at Chesapeake Paper Products and with certain post-closing obligations related to Chesapeake's former wood treating operations. Included in 1994 earnings was a pre-tax charge of $4.4 million, or $.12 a share after tax, reflecting a change in the method of accounting for certain inventories in the tissue and packaging segments from the average cost valuation method to the LIFO valuation method. Also included in 1994 results was a pre-tax charge of $4.9 million, or $.13 a share after tax, associated with an enhanced retirement program for certain salaried employees at Chesapeake Paper Products Company and Chesapeake Forest Products Company.
     Income from operations for 1995 was $161.3 million, or nearly twice 1994's $81.1 million. Depreciation increased $2.7 million over the previous year due to higher capital spending and acquisitions. Income for 1995 was reduced as a result of lost production associated with the paper machine rebuild project. Operating expenses for 1995 and 1994 included the charges related to the enhanced retirement programs, while operating expenses for 1994 included the charge relating to the expansion of the LIFO method of valuing certain inventories. Cost of products sold increased $144.2 million, or 20%, from 1994, but as a percentage of net sales dropped to 70% for 1995 compared to 73% for 1994. Gross profit and operating margins were up 4% and 5%, respectively, compared to the previous year. Selling, general and administrative expenses in 1995 increased $16.1 million compared to 1994, but were 11% of net sales in 1995, compared to 12% last year.

                                             1993    1994    1995
Graph:  Net Cash Provided by
          Operating Activities                    113.6   100.4       141.0
        (Millions of Dollars)

Other income, net in 1995 was $11.1 million, up $2.9 million, as a result of the gains on the sale of Consumer Products and the sale of land that was no longer considered to be of strategic importance. Interest expense for 1995 was $30.8 million, with no interest capitalized during the year. Interest expense for 1994, net of $.5 million of capitalized interest, was $31.1 million. Excluding capitalized interest, interest expense decreased $.8 million.

                                           1993     1994      1995
Graph:  Total Assets                           919.3   1,016.9   1,146.3
        (Millions of Dollars)
        (Percent)
         Goodwill & Other                      9%       9%        7%
         Current Assets                       20       27        25
         Property, Plant & Equipment          71       64        68
            Total                            100      100       100

Packaging
     The packaging segment was again the largest in terms of  revenue, as net sales and shipments were at record levels for all three packaging businesses--point-of-sale displays, graphic packaging and corrugated shipping containers. Higher margin point-of-sale displays showed the strongest improvement, continuing the momentum begun in 1994. Net sales of point-of-sale displays were up 36% and shipments were up 15% compared to last year. Overall net sales were up 29% compared to 1994. Chesapeake Packaging's EBIT of $36.9 million for 1995 improved 49% from its EBIT of
$24.7 million for 1994. Packaging results for 1994 include the change in the method of valuing certain inventories to the LIFO valuation method, which resulted in a pre-tax charge to operations of $.5 million. The new graphic packaging plant at Visalia, Calif., which began production late in the second quarter of 1995, is in full operation.  A fourth graphic packaging facility in Pelahatchie, Miss., is scheduled to be doing business by mid-1996.  Plans have been announced for a new custom packing facility in Memphis, Tenn., and a letter of intent has been signed to acquire the Display Division of Dyment Limited, with locations in Erlanger, Ky., and Toronto, Canada.
Tissue
     Wisconsin Tissue's net sales were 23% higher than last year as a result of higher selling prices, an improved product mix for converted products and strategic growth initiatives. Selling prices were up 16% from 1994, while tissue shipments of 235,000 tons were 8% higher than last year. EBIT for 1995 was a record, up 18% over the previous record set in 1994, despite recovered paper costs adding approximately $30 million in costs compared to 1994. Recovered paper costs moderated during the second half of 1995. The change in the method of valuation of raw materials, work-in-process and finished goods inventories of Wisconsin Tissue from the average cost method to the LIFO method resulted in a charge of $3.9 million in 1994. Results of the tissue segment in 1994 were positively impacted by a nonrecurring settlement gain. The Flagstaff, Ariz., mill, purchased in May 1995, successfully began operating in the third quarter and construction on a new tissue converting facility in the Flagstaff area is nearing completion.  The acquisition of Chicago Tissue was concluded in November
1995.   A facility in upstate New York was acquired in the third quarter of
1995, which will operate as an additional tissue converting plant. The Flagstaff and Chicago acquisitions increased primary tissue production capacity by 90,000 tons per year, or approximately 50%.
      The Consumer Products business achieved its second positive EBIT in 1995, with net sales increasing 5% from 1994. During 1995 Chesapeake announced its intention to sell this business. Although many improvements had been made in Consumer Products, resulting in profitability in 1994 and 1995, the Company determined that it had better strategic alternatives available for its capital. The sale of Consumer Products to The Fonda
Group, Inc. was completed on December 29, 1995.

Kraft Products
     EBIT for the kraft products segment was $100.4 million in 1995 compared to $36.1 million in 1994. Earnings for both years include the charges related to enhanced retirement programs. Earnings for 1995 also include the charges for post-closing obligations related to the Company's former treated wood business. Gains on the sale of land no longer considered to be strategic were $3.7 million in 1995 compared to $.6 million in 1994.
     Earnings of Chesapeake Paper Products Company in 1995 improved
significantly from last year due primarily to higher selling prices.   Net
sales improved 21% over the prior year as selling prices were up for all major product lines. Average selling prices were 41% higher than last year. The largest gains were in market pulp. Shipments of 769,000 tons were down 10% from 1994 due to lost production associated with a rebuild of a paper machine and weaker market conditions near the end of 1995. However, the rebuild of the paper machine has increased production capacity of the West Point, Va., mill by 70,000 tons per year. Specialty white top paperboard, which has a higher profit margin than brown paperboard, increased to 90% of the paperboard mix compared to approximately 83% last year. Prices of recycled paper, a major raw material, had dropped significantly by year-end from a mid-year peak, but for the year averaged 50% higher than 1994's levels and added approximately $17 million in additional costs compared to 1994. A weakening of market conditions for kraft products is expected to put pressure on earnings of this segment in early 1996.
     Earnings of Chesapeake Building Products declined somewhat from 1994's excellent results, as lumber markets were weaker for most of the year. Selling prices and shipments for lumber were down, causing net sales to decline by 9%.

                                             1993    1994     1995
Graph:  Capital Expenditures                      63.9    87.0    227.4
          and Acquisitions
        (Millions of Dollars)

1994 vs. 1993
     Chesapeake's 1994 net sales were a then-record $990.5 million, up 12% over 1993's net sales of $885.0 million. Improved sales prices for kraft products and tissue, increased shipments of kraft products and packaging and improved product mix for tissue accounted for most of the improvement. Sales from continuing operations were up 16%. Sales of $64.0 million from Lawless Holding Corporation, acquired in January 1994, partially offset the absence of $86.0 million in sales during 1993 from the Company's former treated wood business. For the fourth consecutive year, the Company's kraft and packaging businesses achieved record shipments.

                                           1993     1994     1995
Graph: Earnings Per Share                   .44     1.58      3.88
        (Dollars)

     Net income for 1994 was $37.6 million, or $1.58 a share, up from $10.4 million, or $.44 a share, earned in 1993. Included in 1994 earnings was a pre-tax charge of $4.4 million, or $.12 a share after tax, reflecting a change in the method of accounting for certain inventories in the tissue and packaging segments from the average cost valuation method to the LIFO valuation method. Also included was a pre-tax charge of $4.9 million, or $.13 a share after tax, associated with an enhanced retirement program at Chesapeake Paper Products Company and Chesapeake Forest Products Company. Included in 1993 results was an after-tax gain of $3.4 million, or $.15 a share, resulting from the disposal of certain assets which were no longer of strategic importance. These transactions included the conveyance of the assets of the Company's wood treating business to Universal Forest Products, Inc., the consolidation of a packaging plant at West Des Moines, Iowa, with one at Sandusky, Ohio, and the sale of approximately 19,000 acres of timberlands. Net income for 1993 also included a charge of $2.4 million, or $.10 a share, to reflect changes in deferred taxes resulting from the 1993 Revenue Reconciliation Act.
     Income from operations for 1994 was $81.1 million, or $37.1 million greater than in 1993. Depreciation increased less than $1.0 million over the previous year due to the low capital spending of the previous two years. Operating expenses in 1994 included the charges relating to the expansion of the LIFO method of valuing inventories and the enhanced retirement program for Chesapeake Paper Products and Chesapeake Forest Products. Operating expenses for 1993 included approximately $2.0 million relating to the consolidation of two packaging facilities and expenses relating to the reorganization of the Consumer Products business. Cost of products sold in 1994 was up $55 million, or 8%, from 1993, and represented approximately 73% of net sales for 1994 compared to 76% in 1993. Gross profit and operating margins were up 3% in 1994 compared to the previous year. Selling, general and administrative expenses in 1994 increased $12.7 million compared to 1993, but remained at 12% of net sales.


                                           1993     1994    1995
Return on Common Stockholders'
       Equity                                    2.8%    10.2%        23.7%
      (Percent)

     Other income, net in 1994 was $8.2 million as a result of the sale of land that was no longer considered to be of strategic importance, a nonrecurring gain from the settlement of an indemnification issue related to a prior business acquisition, the sale of equipment that was no longer used by the Company and interest income from cash investments. In the fourth quarter of 1993, the Company sold approximately 19,000 acres of timberland holdings that were no longer considered to be of strategic importance, producing a pre-tax gain of approximately $8.0 million. Interest expense for 1994, net of $.5 million of capitalized interest, was $31.1 million, while interest expense for 1993, net of $.4 million of capitalized interest, was $32.0 million. Excluding capitalized interest, interest expense in 1994 decreased $.8 million from 1993 due primarily to lower debt levels.
     Income taxes for 1993 included a charge of $2.4 million, or $.10 a share, to reflect changes in deferred taxes resulting from the 1993 Revenue Reconciliation Act.
Packaging
     Chesapeake Packaging's EBIT for 1994 improved 40% from 1993, as results improved for two of its three businesses. Compared to 1993, net sales were up for each business and up 38% overall. Lawless Holding Corporation, acquired in January 1994, added $64.0 million to sales for the year, with profitable results that were in line with expectations. Average sales prices for 1994 were up approximately 5% from 1993. Shipments for 1994 were at then-record levels, with the fastest growth in graphic packaging, which benefited from the completion late in 1993 of the final phase of a capital expansion program which doubled the capacity of this business. Earnings for the corrugated shipping container business were down slightly in 1994 because rising containerboard prices caused margins to be down for much of the year. A focus on new end-users, permanent displays and expanding assembly and packing services contributed to improvements in the point-of-sale display business in 1994 after several years of flat sales and earnings. Also contributing were cost savings realized from the consolidation of the West Des Moines, Iowa, packaging facility into the Sandusky, Ohio, facility. EBIT of the fast growing graphic packaging business for 1994 also improved over 1993 levels. During 1994, the Company changed the method of valuation of certain inventories in the packaging segment to the LIFO valuation method, resulting in a pre-tax charge to operations of $.5 million.
Tissue
     Wisconsin Tissue's EBIT for 1994 was a then-record due to improved product mix, higher sales prices and high productivity. Shipments of converted products were up 3% compared to 1993. Overall tissue shipments in 1994 were 217,000 tons, or 1% below 1993 levels, as fewer nonconverted parent rolls were sold. Tissue pricing for 1994 was 6% above 1993 levels as a result of price increases in late 1993 and in 1994 and improved
product mix.   Paper machine operating rates averaged at or above 100% and productivity for the converting operations was excellent. Higher recovered paper costs during the latter part of the year reduced earnings by approximately $5 million. During 1994, the Company changed the method of valuation of raw materials, work-in-process and finished goods inventories of Wisconsin Tissue from the average cost method to the LIFO method, resulting in a pre-tax charge of $3.9 million. Results of the tissue segment in 1994 were positively impacted by a nonrecurring settlement gain.
      The Consumer Products business, formed in 1989, achieved its first positive EBIT in 1994, as the business continued to benefit from the reorganization efforts of 1992 and 1993 which reduced the variety of products sold, increased operating efficiencies and reduced overhead. EBIT of this business for 1994 improved $3.6 million over 1993's loss, and net sales improved 11% over the prior year. Operating expenses for 1993 included additional costs related to the reorganization.
Kraft Products
     EBIT for the kraft products segment was $39.0 million in 1994 compared to $12.5 million in 1993. Results for 1994 included a $4.9 million charge for the enhanced retirement program at Chesapeake Paper Products Company and Chesapeake Forest Products Company, while results for 1993 included a gain of over $8.0 million related to the sale of land that was no longer considered to be of strategic importance to the Company. Gains on sales of
non-strategic land totaled $.6 million in 1994.      Earnings of Chesapeake
Paper Products Company in 1994 improved significantly from 1993's slight loss due to higher sales prices, record shipments and improved production and quality. Containerboard and market pulp price increases implemented during 1994 resulted in overall prices that were 20% above 1993 levels.
The largest gains came from market pulp. Shipments of kraft products were a record 850,000 tons, up 6% from the previous record set in 1993. Production volume for 1994 averaged a record 2,170 good tons per day compared to 2,018 good tons per day in 1993. Operating rates for the West Point, Va., mill's four machines averaged at or above 100% in 1994, while off-quality production was reduced 14% from the prior year. Specialty white top paperboard increased to 83% of the paperboard mix in 1994 compared to approximately 80% in 1993. Earnings in 1994 were negatively impacted by higher recycled fiber costs, which caused the West Point mill to absorb approximately $15.0 million in additional costs compared to 1993.
     Earnings of Chesapeake Building Products, formed in 1993 with the merger of Chesapeake Forest Products' lumber division and Chesapeake Wood Treating Co., improved over 1993's good results. Net sales increased 16%, as shipments for the lumber division increased 16% and sales prices for
lumber remained strong.   The wood treating portion of this business was
conveyed to Universal Forest Products, Inc. at the beginning of the fourth quarter of 1993. Net sales of the wood treating business were $86.0 million in 1993.
Other
     More information about Chesapeake's businesses is provided under the caption "Business Segment Highlights" on page iii and in Note 14 to the consolidated financial statements on page 28.
Environmental
   Chesapeake has a strong commitment to protecting the environment. The Company has an environmental audit program to monitor compliance with environmental laws and regulations. The Company is committed to abiding by the environmental, health and safety principles of the American Forest & Paper Association. Each expansion project has been planned to comply with applicable environmental regulations and to enhance environmental protection at existing facilities. The Company faces increasing capital expenditures and operating costs to comply with expanding and more stringent environmental regulations, although compliance with existing environmental regulations is not expected to have a materially adverse effect on the Company's earnings, financial position or competitive position. See Note 13 to the consolidated financial statements on page 27 for further capital spending information relating to environmental compliance.
     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state "superfund" laws impose liability, without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with a release or threat of a release of a hazardous substance into the environment. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by third parties, as well as to properties currently owned and used by a company even if contamination is attributable entirely to prior owners. While joint and several liability is authorized under CERCLA, as a practical matter the cost of clean-up or other remediation is generally allocated among the waste generators. Except for the United States Department of Interior, Fish and Wildlife Service ("FWS") assessment of the Fox River discussed below, the Company is not presently named as a PRP at any CERCLA-related sites. However, there can be no assurance that the Company will not be named as a PRP at any other sites in the future or that the costs associated with additional sites would not be material to the Company's financial position or results of operation.
     In June 1994, the FWS, a federal natural resources trustee, notified Wisconsin Tissue Mills Inc.("WT"), a wholly-owned subsidiary of the Company, that it had identified WT and four other companies located along the lower Fox River in northeast Wisconsin as PRPs for purposes of natural resources liability under CERCLA arising from alleged releases of polychlorinated biphenyls ("PCBs") in the Fox River and Green Bay System. The FWS alleges that natural resources, including endangered species, fish, birds, tribal lands or lands held by the United States in trust for various tribes, have been exposed to PCBs that were released from facilities located along the Fox River. The notice invites the PRPs to participate in the development and performance of a natural resource damage assessment with respect to the alleged discharges. WT and the four other PRPs are engaged in negotiations with the FWS concerning the proposed damage assessment and restoration plans.
     WT and the four other PRPs are also engaged in discussions with the Wisconsin Department of Natural Resources ("WDNR") with respect to resolving possible state claims concerning remediation, restoration and natural resource damage related to the alleged discharge of PCBs into the Fox River and Green Bay System. The PRPs have proposed a settlement to WDNR, and are engaged with WDNR in continuing discussions of the settlement proposal. WT's obligation under the proposed settlement would not be material to the Company's financial position or results of operations. Based upon presently available information, the Company believes that there are additional parties, some of which may have substantial resources, that may also be identified as PRPs with respect to this matter and could be expected to participate in any settlement.
     The ultimate cost to WT, if any, associated with this matter cannot be predicted with certainty at this time, due to: the inability to determine the outcome of pending settlement discussions or, if a settlement cannot be reached, the Company's share of any multi-party clean-up; the unknown magnitude of any contamination; the varying costs of alternative clean-up methods; the evolving nature of clean-up technologies and governmental regulations; the extent to which contribution will be available from other parties; and the scope of potential recoveries from insurance carriers and prior owners of WT. The Company believes that it is entitled to indemnification from the prior owner of WT, pursuant to a stock purchase agreement between the parties, with respect to all liabilities related to this matter. That prior owner has reimbursed the Company for out-of-pocket costs and attorneys' fees related to investigation of the matter. The Company believes that such prior owner intends to, and has the financial ability to, honor its indemnification obligation under the stock purchase agreement.
     In March 1995, the United States Environmental Protection Agency ("EPA") issued "Final Guidance" for basin-wide water quality standards pursuant to the Great Lakes Water Quality Agreement between the U.S. and Canada regarding the development of water quality standards for the Great Lakes and their tributaries. Under federal law, the affected states will be required within two years to implement specific regulations that are consistent with the provisions of the Final Guidance. Dischargers would then have an additional period of up to five years during which to comply with any new, more stringent, permit limits derived under the Final Guidance. The Final Guidance is currently the subject of administrative and judicial challenges by the paper industry and other groups, and of pending legislation in the U.S. Congress. WT is evaluating the potential effects of the Final Guidance on its operations and results, which effects cannot be predicted with certainty at this time. However, based on the Company's initial review of the Final Guidance, the Company believes that compliance would not have a material adverse effect on its financial position or results of operations.
     The EPA has published draft rules under the Clean Water Act and the Clean Air Act which would impose new air and water quality standards for pulp and paper mills (the "Cluster Rules"). The definitive Cluster Rules, when proposed, are expected to require compliance within three years after the date of adoption. Based on the Company's preliminary estimates, if the Cluster Rules were adopted in substantially their present form, compliance would require capital expenditures totaling approximately $55.0 million at the Company's two paper mills in West Point, Va., and Menasha, Wis. The Company has joined with the American Forest & Paper Association and most of its members in stating that they believe that the Cluster Rules, as proposed, are inappropriate, unjustified and do not comply with applicable law. The eventual capital expense impact on the Company of compliance with the definitive Cluster Rules is not presently determinable, and will depend on a number of factors, including: the scope of the standards imposed and time permitted for compliance; the Company's strategic decisions related to compliance, including potential changes in product mix and markets; and developments in compliance technology. The additional effect, if any, on the Company's business of compliance with the definitive Cluster Rules will depend on a number of other factors, including: the domestic and international competitive effects of compliance; and the effect of evolving consumer demands related to environmental issues on the Company and its competitors.
     Chesapeake operates under, and believes that it is in substantial compliance with, the terms of various air emission and water and effluent discharge permits and other environmental regulations.

RECENT QUARTERLY RESULTS
                                                                Per Share

                             Net
         Net       Gross     Income    Earnings     Dividends  Stock Price
Quarter  Sales     Profit    (loss)    (loss)       Declared   High    Low

                      (Dollar amounts in millions except per share amounts)

 1993:
First   $209.3     $ 32.4    $ (.8)    $(.03)       $ .18     $23.13    $19.00
Second   236.4       35.7      1.3       .05          .18      21.50     17.63
Third    238.3       41.0      2.6       .11          .18      20.63     17.13
Fourth   201.0       37.0      7.3       .31          .18      25.75     19.63

Totals  $885.0     $146.1    $10.4     $ .44        $ .72

 1994:
First   $212.0     $ 35.2    $ 2.0     $ .09        $ .18     $27.25    $22.25
Second   236.9       42.9      4.9       .21          .18      26.38     22.63
Third    266.9       56.7     14.4       .60          .18      35.00     24.63
Fourth   274.7       61.1     16.3       .68          .18      35.88     28.25

Totals  $990.5     $195.9    $37.6     $1.58        $ .72

 1995:
First   $ 291.1     $ 70.5    $20.8     $ .87       $ .18     $34.25    $28.50
Second    315.1       71.4     18.5       .77         .20      33.75     28.50
Third     330.8       82.6     29.9      1.24         .20      39.00     30.75
Fourth    296.7       67.7     24.2      1.00         .20      35.38     27.50

Totals $1,233.7     $292.2    $93.4     $3.88       $ .78




                     REPORT OF INDEPENDENT ACCOUNTANTS




To the Stockholders and Board of Directors
Chesapeake Corporation:

         We have audited the accompanying consolidated balance sheet of Chesapeake Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chesapeake Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

         As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for certain inventories in 1994.


                                        /s/ Coopers & Lybrand L.L.P.

Richmond, Virginia
January 24, 1996











                  CHESAPEAKE CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEET


                                                         December 31,
                                                      1995        1994
                                                         (In millions)
ASSETS
Current assets:
      Cash and cash equivalents                       $    5.2     $   37.0
      Accounts receivable                                140.4        127.1
      Inventories                                        112.5         89.8
      Deferred income taxes                               16.6         15.9
      Other                                                6.9          5.6

          Total current assets                           281.6        275.4


Property, plant and equipment:
      Plant sites and buildings                          163.0        155.5
      Machinery and equipment                          1,208.3      1,052.2
      Construction in progress                            45.1         21.1
                                                       1,416.4      1,228.8
      Less accumulated depreciation                      675.5        622.7

                                                         740.9        606.1

      Timber and timberlands                              40.0         40.3

           Net property, plant and equipment             780.9        646.4

Other assets                                              83.8         95.1

                                                      $1,146.3     $1,016.9















                                                         December 31,
                                                       1995        1994
                                                        (In millions)
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Accounts payable and accrued expenses                $ 130.2   $ 120.6
      Current maturities of long-term debt                      .9       1.0
      Dividends payable                                        4.8       4.3
      Income taxes payable                                     3.4       5.2

           Total current liabilities                         139.3     131.1




Long-term debt                                               393.6     364.0


Postretirement benefits other
 than pensions                                                26.5      23.3


Deferred income taxes                                        118.6     105.2




Stockholders' equity:
      Common stock, $1 par value;
        authorized, 60 million shares;
        outstanding, 23.8 million and
         23.8 million shares                                  23.8      23.8
      Additional paid-in capital                             107.3     107.1
      Retained earnings                                      337.2     262.4


                                                             468.3     393.3

                                                          $1,146.3  $1,016.9

The accompanying Notes to Consolidated Financial Statements are part of the financial statements.









                  CHESAPEAKE CORPORATION AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS



                                         For the years ended December 31,
                                                1995       1994      1993
                                       (In millions except per share data)
Income:

 Net sales                                        $1,233.7    $990.5    $885.0

 Costs and expenses:

   Cost of products sold                             867.9     723.7     668.7
   Depreciation and cost of timber
    harvested                                         73.6      70.9      70.2
   Selling, general and administrative
    expenses                                         130.9     114.8     102.1
     Income from operations                          161.3      81.1      44.0

   Other income, net                                  11.1       8.2       8.7
     Income before interest and taxes                172.4      89.3      52.7

 Interest expense                                    (30.8)    (31.1)    (32.0)

     Income before taxes                             141.6      58.2      20.7

 Income taxes                                         48.2      20.6      10.3

     Net income                                     $ 93.4     $ 37.6    $ 10.4

 Earnings per share                                 $ 3.88    $ 1.58    $  .44

Retained earnings:
 Balance, beginning of year                         $262.4    $241.9    $248.3
 Net income                                           93.4      37.6      10.4
 Cash dividends declared per share,
  $.78 in 1995, $.72 in 1994 and 1993                (18.6)    (17.1)    (16.8)

       Balance, end of year                        $ 337.2    $262.4    $241.9

The accompanying Notes to Consolidated Financial Statements are part of the financial statements.















                     CHESAPEAKE CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF CASH FLOWS
                                           For the years ended December 31,
                                                   1995      1994      1993
                                                         (In millions)
Operating activities:
  Net income                                       $ 93.4    $ 37.6    $ 10.4
  Adjustments to reconcile net income to
   net cash provided by operating activities:
      Depreciation, cost of timber harvested
       and amortization of intangibles               75.8      73.3      72.4
      Deferred income taxes                          11.6       (.1)      2.4
      Gains on sales of property,
        plant and equipment                          (5.6)      (1.4)     (9.4)
      (Gains)losses on sales of businesses           (1.8)         -       1.3
      Changes in operating assets and
       liabilities, net of acquisitions
        and dispositions:
        Accounts receivable                         (22.6)    (34.2)       .9
        Inventories                                 (29.0)     (5.4)     25.5
        Other assets                                  8.4        .3      (3.0)
        Accounts payable and accrued
          expenses                                    9.9      25.2      10.5
        Income taxes payable                         (2.3)      2.3       1.7
        Other payables                                3.2       2.8        .9
  Net cash provided by operating activities         141.0     100.4     113.6

Investing activities:
  Purchases of property, plant and equipment       (157.7)    (54.3)    (63.9)
  Acquisitions (net of notes payable of $16.0
    in 1994)                                        (69.7)     (16.7)       -
  Proceeds from sales of property, plant
      and equipment                                   7.4       3.3      15.9
  Proceeds from sale of business                     28.9        -         -
  Other                                               6.7       5.0      ( .3)

  Net cash used in investing activities            (184.4)    (62.7)    (48.3)

Financing activities:
  Proceeds from long-term debt                        1.2      49.4      82.1
  Payments on long-term debt                        (71.7)    (35.4)    (80.3)
  Net borrowings (payments) on credit lines         100.0      (3.1)    (54.3)
  Proceeds from issuances of common stock             5.8       5.7       3.7
  Purchases of outstanding common stock              (5.6)      -         -
  Dividends paid                                    (18.1)    (17.1)    (16.8)
  Other                                                -        (.9)       .3

  Net cash (used in) provided by
    financing activities                             11.6      (1.4)    (65.3)

    Increase (decrease) in cash and
     cash equivalents                               (31.8)      36.3       .0
  Cash and cash equivalents
     at beginning of year                            37.0        .7        .7

  Cash and cash equivalents at end of year         $  5.2    $ 37.0     $  .7

                     CHESAPEAKE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF CASH FLOWS, Continued

                                           For the years ended December 31,
                                                 1995       1994      1993
                                                       (In Millions)
Supplemental cash flow information:
  Interest payments                                $32.8      $30.5     $32.7

  Income tax payments, net of refunds              $36.4      $18.6     $ 3.7


The accompanying Notes to Consolidated Financial Statements are part of the financial statements.







































                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies
    a. Principles of Consolidation: The consolidated financial statements include the accounts and operations of Chesapeake Corporation and subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated. Certain prior year amounts have been reclassified to conform to current presentations.
    b. Cash and Cash Equivalents: Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less.
    c. Inventories: Inventories are valued at the lower of cost or market. The cost of substantially all applicable product and manufacturing materials inventories is determined by the last-in, first-out (LIFO) method. The cost of other inventories is determined principally by the average cost method.
    d. Property, Plant and Equipment: Property, plant and equipment, except timber and timberlands, are stated at cost. Timber and timberlands are stated at cost net of the accumulated cost of timber harvested. The costs of major rebuilds and replacements of plant and equipment are capitalized, and the costs of ordinary maintenance and repairs are charged to income as incurred. When properties are sold or retired, their costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are reflected in income.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
1.  Summary of Significant Accounting Policies, continued
    e. Depreciation: Depreciation for financial reporting purposes is computed principally by the straight-line method, based on the estimated useful lives of the assets. Depreciation rates vary according to the class of equipment or buildings and average 5% for equipment and 4% for buildings.
    f. Cost of Timber Harvested: Cost of timber harvested is computed on quantities cut from individual company-owned tracts based on costs and estimated volumes of recoverable timber.
    g. Income Taxes: The Company defers to future periods the income tax effects resulting from temporary differences (principally depreciation) between the financial and income tax basis of assets and liabilities.
    h. Earnings Per Share: Earnings per share are based on the weighted average number of outstanding common shares and equivalents (24,050,719 in 1995, 23,775,582 in 1994 and 23,431,411 in 1993).
    i. Other: Goodwill, the cost in excess of estimated fair value of identifiable assets of acquired businesses (net of $12.5 million and $11.5 million accumulated amortization at year-end 1995 and 1994, respectively), is being amortized on a straight-line basis over 40 years or less. The Company reviews goodwill annually for impairment. Specifically identifiable purchased intangible assets (net of $4.1 million and $4.4 million accumulated amortization at year-end 1995 and 1994, respectively) are being amortized on a straight-line basis according to estimated economic lives. Research and development costs, not significant in amount, are

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1. Summary of Significant Accounting Policies, continued charged to operations as incurred.
    j. Risks and Uncertainties: Chesapeake operates in three business segments which offer a diversity of products over a broad geographic base. The Company is not dependent on any single customer, group of customers, market, geographic area or supplier of materials, labor or services. Financial statements include, where necessary, amounts based on the judgments and estimates of management. These estimates include allowances for bad debts, accruals for landfill closing costs, environmental remediation costs, loss contingencies for litigation, self-insured medical and workers compensation insurance and income taxes and determinations of discount and other rate assumptions for pensions and post-retirement benefit expenses.

















           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


2.  Inventories

    Year-end inventories consist of:
                                            1995      1994     1993
                                                 (In millions)
        Finished goods                         $ 33.7    $ 26.6    $ 29.4
        Work-in-process                          33.3      21.5      19.9
        Materials and supplies                   45.5      41.7      30.4

                Totals                         $112.5    $ 89.8    $ 79.7

     Inventories determined by the LIFO method, included in the above, totaled (in millions) $63.7 for 1995, $43.6 for 1994 and $15.8 for 1993, or $16.2, $12.1 and $4.5 less than the respective amounts of such inventories stated at current costs.

        Effective January 1, 1994, the Company changed the method of valuation of raw materials, work-in-process and finished goods of its Wisconsin Tissue Mills Inc. ("WT"), a wholly-owned subsidiary of the Company, from the average cost method to the LIFO method and expanded the use of the LIFO method to include all of the work-in-process and finished goods of its Chesapeake Packaging Co. subsidiary. The Company believes that, in periods of rapid cost increases, use of the LIFO method will result in a better matching of current costs with current revenues. The effects of adopting the LIFO method at WT and expanding the use of the LIFO method at Chesapeake Packaging were to reduce consolidated 1994 year-end inventories by $4.4 million and to decrease net income for 1994 by $2.8 million ($.12 per share). The cumulative effect of this change to the LIFO method on the operating results as of the beginning of 1994 and the pro forma effects on the operating results of prior years have not been presented, as the effects are not readily determinable.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued




3. Long-Term Debt

  Long-term debt at year-end consists of:
                                                    1995      1994
                                                    (In millions)
  Notes payable - banks (unsecured):
     Credit lines, interest 5.91% to 6.16%         $ 100.0    $   -

     Term loan, interest 6.78%, due 2000              25.0      40.0

  Unsecured notes:

     11.75% notes                                         -      50.0

     5.25% notes, due 1997                             11.2      16.0

     10.375% notes, due 2000                           55.0      55.0

     9.875% notes, due 2003                            60.0      60.0

     7.20% notes, due 2005                             85.0      85.0

  Industrial development authority
    obligations:
     6.25% to 6.375% notes, due 2019                   50.0      50.0

     6.375% to 6.875% notes, due 1996-2003              6.0       6.1

  Other debt                                            2.3       2.9

      Totals                                          394.5     365.0

  Less current maturities                                .9       1.0
                                                     $393.6    $364.0











          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



3.  Long-Term Debt, continued
         Principal payments on long-term debt (excluding credit lines) for the next five years are (in millions): 1996 $.9; 1997 $12.3; 1998 $.0; 1999 $3.5; and 2000 $80.9. Because of the availability of long-term financing under the terms of the committed credit lines, the borrowings under uncommitted credit lines have been classified as long-term debt.
         The Company maintains credit lines with several banks maturing in the year 2000, under which it can borrow up to $160 million at interest rates not to execeed LIBOR plus .3%. Nominal facility fees are paid on the credit lines. Other lines of credit totaling $140 million are maintained with several banks on an uncommitted basis.
         Certain loan agreements include provisions permitting the holder of the debt to require the Company to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership. In addition, various loan agreements contain provisions that restrict the disposition of certain assets, require the Company to maintain a ratio of long-term debt to total capital not in excess of 60% and to meet an annual cash flow test.
         Interest expense is net of capitalized interest of $.4 million and $3.7 million for 1994 and 1993, respectively. No interest was capitalized in 1995.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



3.  Long-Term Debt, continued
         The Company has estimated the fair value of long-term debt for 1995 to be $419.7 million, or 7% higher than the book value of $393.6 million. For 1994, the Company estimated the fair market value of long-term debt to be $358.1 million, or 2% lower than the book value of $364.0 million. The fair value is based on the quoted market prices for similar issues or current rates offered for debt of the same or similar maturities. The carrying amounts of temporary cash investments, trade receivables and trade payables approximate fair value because of the short maturity of the instruments.
         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments in high quality financial instruments and, by policy, limits the amount of credit exposure relating to any one instrument. Concentrations of credit risk in regard to trade receivables are limited due to the large number of customers and their dispersion across different industries and geographic areas. The Company has no derivative instruments or transactions outstanding as of the end of 1995.






           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



4.  Income Taxes
    The provision for income taxes consists of:
                                             1995     1994      1993
                                                   (In millions)

        Currently payable:
          Federal                                $32.7    $19.2     $ 7.2
          State                                    2.8      1.5        .7

           Total current                          35.5     20.7       7.9

        Deferred:
          Federal                                 12.5       .7       2.2
          State                                     .2      (.8)       .2

           Total deferred                         12.7      (.1)      2.4

           Total income taxes                    $48.2    $20.6     $10.3

            Significant components of the year-end deferred income tax assets and liabilities are:
                                                       1995     1994
                                                       (In millions)
        Postretirement medical benefits                  $  10.2  $   9.0
        Alternative minimum tax credit                       1.7     16.2
        Other                                               21.9     17.9
          Deferred tax assets                               33.8     43.1
        Accumulated depreciation                          (124.4)       (121.3)
        Pension accruals                                    (7.0)         (7.4)
        Other                                               (4.4)         (3.7)
          Deferred tax liabilities                        (135.8)       (132.4)
             Net deferred taxes                          $(102.0)      $ (89.3)
        Classified in balance sheet as
          Current assets                                 $  16.6       $  15.9
          Long-term liabilities                           (118.6)       (105.2)
             Net deferred taxes                          $(102.0)      $ (89.3)


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

4. Income Taxes, continued
     The differences between the Company's effective income tax rate and the statutory federal income tax rate are:
                                                 1995     1994      1993
   Federal income tax rate                      35.0%    35.0%     35.0%

   State income tax, net of federal
     income tax benefit                          1.4        .8       2.6

   Effect on deferred taxes of tax
     rate increase                                 -         -       11.7
   Other, net                                    (2.4)      (.4)       .3

   Consolidated effective income
     tax rate                                     34.0%    35.4%     49.6%

     Income tax expense for 1993 includes a charge of $2.4 million, or $.10 a share, to reflect changes in deferred taxes resulting from the 1993 Revenue Reconciliation Act.











           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.  Employee Retirement Plans
         The Company maintains several noncontributory defined benefit retirement plans covering substantially all employees.  Pension benefits are based primarily on the employees' compensation and/or years of service.  Annual pension costs are actuarially determined, and the plans are funded with sufficient assets to meet future benefit payment and regulatory requirements.  The net periodic pension cost includes amortization of prior service costs over periods of the greater of 15 years or the average remaining employee service period.
         Assumptions used in determining the net pension credit (based upon beginning-of-the-year assumptions) for 1995, 1994 and 1993 and related pension obligations (based upon year-end assumptions) as of
    October 1 were:
                                            1995      1994      1993
         Discount rate                       7 3/4%   8 1/2%     7 1/2%
         Increase in future
          compensation levels                4         5         5

         Long-term rate of return
          on assets                          9 1/4     9 1/4      9 1/2















           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


5.  Employee Retirement Plans, continued
         The following table, based on actuarial valuations as of October 1,
    1995 and 1994, sets forth the plans' funded status and amounts recognized in the Company's consolidated financial statements for 1995 and 1994:
                                                       1995      1994
                                                       (In millions)
        Accumulated benefit obligation:
            Vested benefits                           $ 93.9    $ 74.1
            Nonvested benefits                           9.9       8.8
               Totals                                  103.8      82.9

        Effect of projected future
         salary increases                               19.1      15.7

        Projected benefit obligation
         for service rendered to date                  122.9      98.6

        Plan assets at fair value,
         primarily corporate equity and
         debt securities                               143.3     125.2

        Plan assets in excess of projected
         benefit obligation                             20.4      26.6

        Unrecognized net loss from past
          experience different from that assumed
          and effects of changes in assumptions          2.3       1.2

        Unrecognized net asset at beginning of
          plan year being amortized principally
          over 17 years                                (10.6)    (12.0)

        Prepaid pension cost recognized in Other
          assets                                       $ 12.1    $ 15.8









          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



5.  Employee Retirement Plans, continued
         The components of the net pension credit for 1995, 1994 and 1993 are as follows:
                                           1995      1994      1993
                                                (In millions)
        Service cost - benefits
         earned during the period             $  3.9     $ 4.2     $ 3.5

        Interest cost on
         projected benefit obligation            8.2       7.0       6.1

        Actual return on plan assets           (22.1)     (6.8)    (13.3)

        Net amortization and deferral            9.4      (5.4)      1.9

          Net pension credit                  $ ( .6)    $(1.0)    $(1.8)

         In the second quarter of 1995, Chesapeake Paper Products Company ("CPPC") implemented an enhanced retirement program for certain hourly employees at its West Point, Va., mill which resulted in a pre-tax charge of approximately $3.1 million related to pensions. In the second quarter of 1994, CPPC and Chesapeake Forest Products Company implemented an enhanced retirement program for certain salaried employees which resulted in a pre-tax charge of approximately $3.4 million related to pensions.





           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


 6. Postretirement Benefits Other Than Pensions
         The Company provides certain health care and life insurance benefits to certain hourly and salaried employees who retire under the provisions of the Company's retirement plans.  The Company does not pre-fund these benefits.
         During 1995 and 1994, CPPC and Chesapeake Forest Products Company
    implemented enhanced retirement programs for certain hourly and salaried employees (see Note 5).  Service cost of $1.6 million relates to the
    1995 program and service cost of $1.3 million and interest cost of $.1 million relate to the 1994 program.  The components of postretirement benefits expense for 1995, 1994 and 1993 are as follows:
                                               1995     1994     1993
                                                    (In millions)
        Service cost-benefits
         earned during the period                  $2.4      $2.2     $ .6
        Interest cost on accumulated
         postretirement benefit obligation          2.3       1.9      1.7
        Amortization of net loss                     .2        .2       -
        Net postretirement benefit cost            $4.9      $4.3     $2.3










             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.  Postretirement Benefits Other Than Pensions, continued
         The following table sets forth the accumulated postretirement benefit obligation recognized in the Company's consolidated balance sheet as of December 31, 1995 and 1994.
                                                      1995      1994
                                                       (In millions)
        Retirees                                          $19.6     $19.1
        Fully eligible active plan participants             4.0       4.0
        Other active plan participants                      4.8       4.5
          Accumulated postretirement benefit
           obligation                                      28.4       27.6
        Unrecognized prior service cost                     (.1)           (.1)
        Unrecognized net loss                              (1.8)     (4.2)
          Accrued postretirement benefit
           obligation                                     $26.5     $23.3

         The assumed health care cost trend rate used in measuring future benefit costs was 13% in 1993, 12% in 1994 and 11% in 1995, gradually declining to 5.75% by 2002 and remaining at that level thereafter. A 1% increase in this annual trend rate would increase the accumulated postretirement benefit obligation at December 31, 1995 by $1.7 million and the 1995 postretirement benefit expense by $.2 million. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.75% in 1995, 8.5% in 1994 and 7.5% in 1993 and the assumed rate of increase in future compensation levels was 4.75% in 1995 and 5% in 1994 and 1993.
         During 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The effects of this adoption were not material to the Company's consolidated financial statements.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



7.  Capital Stock and Additional Paid-In Capital
    Changes in common stock and additional paid-in capital during 1993,
  1994 and 1995 were:
                                           Common Stock
                                                                Additional
                                                    Aggregate   Paid-In
                                        Shares      Par Value   Capital
                                          (Dollar amounts in millions)
  Balances, January 1, 1993            23,329,532          $23.3        $98.8

  Issuances of shares:
    Employee stock plans                  184,846             .2          3.5

  Other                                         -         -                .3


  Balances, December 31, 1993          23,514,378           23.5        102.6

  Issuances of shares:
    Employee stock plans                  239,328             .3          5.4

  Other                                         -         -               (.9)

  Balances, December 31, 1994          23,753,706           23.8        107.1

  Issuances of shares:
    Employee stock plans                  231,327             .2          4.8

  Purchases of shares                    (192,600)      (.2)             (5.6)

  Other                                         -         -               1.0

  Balances, December 31, 1995          23,792,433          $23.8       $107.3
/TABLE

         In addition to its common stock, the Company's authorized capital includes 500,000 shares of preferred stock ($100 par), of which 100,000 shares are designated as Series A Junior Participating Preferred Stock ("Series A Preferred"). None was outstanding during the three years ended December 31, 1995.
              Each outstanding share of the Company's common stock has attached to it one preferred share purchase right, which entitles the shareholder to buy one unit (one one-thousandth of a share) of Series A Preferred at an exercise price of $70 a share, subject to adjustment. The rights will become exercisable only if a person or group acquires or announces a tender offer for 20% or more of Chesapeake's common stock. When exercisable, Chesapeake may issue a share of common stock in exchange for each right other than those held by such person or group. If a person or group acquires 30% or more of the common stock, each right will entitle the holder, other than the acquiring party, upon payment of the exercise price, to acquire Series A Preferred or, at the option of Chesapeake, common stock, having a value equal to twice the right's purchase price. If Chesapeake is acquired in a merger or other business combination or if 50% of its earnings power is sold, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the rights. The rights will expire on March 15, 1998, and may be redeemed by the Company at any time prior to the tenth day after an announcement that a 20% position has been acquired, unless such period has been extended by the board of directors.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8.  Stock Options
        The 1993 Incentive Plan provides that the executive compensation committee of the board of directors or its delegate may grant stock options, stock appreciation rights ("SARs"), stock awards, performance shares or stock units and may make incentive awards to the Company's key employees and officers. The maximum aggregate number of shares of common stock that may be issued under the plan is the sum of 1% of the outstanding shares of common stock as of January 1 of each calendar year during the term of the plan. The plan also limits the number of shares that may be covered by the grant of options, SARs, stock awards, performance shares and stock units in any calendar year. The annual limitation is 1% of the outstanding shares of common stock as of January 1 of that year increased by 1) the number of shares available but not awarded during all prior years during the term of the plan plus 2) any forfeited or terminated grants that were not exercised. In addition, the maximum aggregate number of shares that may be covered by performance shares and that may be issued in any calendar year as a stock award or in settlement of stock units is 30% of the annual share limitation. The annual share limitation for 1995 was 281,676 shares. The options granted may be either incentive stock options ("ISOs") or nonqualified stock options. Options may be granted at not less than the fair market value at the date of grant if the option is an ISO, or not less than 85% of the fair market value if the option is a nonqualified stock option. SARs may be granted in relation to option grants ("corresponding SARs") or independently of option grants. Grants may provide options and SARs

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



8.  Stock Options, continued
    exercisable over periods of up to 10 years.
        The Nonemployee Director Stock Option Plan provides for grants to the Company's nonemployee directors of stock options for up to 93,500 shares of Chesapeake common stock. Automatic awards will be made in lieu of projected increases in the cash retainer and meeting fees payable to participants. Each participant may also choose to receive an elective award in lieu of all or part of his or her regular cash retainer of 125 shares for each $1,000 of foregone retainer. The option price per share for automatic awards and elective awards will be the average closing price of Chesapeake common stock for the 20 trading days before the October 31 that immediately precedes the grant date.
        For both plans, payment may be made by the participant in cash or Chesapeake common stock. Up to 694,415 shares, plus 1% of shares outstanding as of January 1 of each calendar year through 2002, may be issued after December 31, 1995, upon exercise of options or SARs granted under the two plans.
        The 1987 Stock Option Plan provided for grants to the Company's key employees and officers of stock options and corresponding SARs for up to 1,000,000 shares of Chesapeake's authorized but unissued common stock and up to 200,000 SARs independent of stock options. As of December 31, 1995, there were 666,967 shares issuable related to options granted under this plan. With the adoption of the 1993 Incentive Plan, awards under this plan were discontinued.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.  Stock Options, continued
    The following schedule summarizes stock option activity for the three years ended December 31, 1995:
                                          Number of      Option Price
                                        Stock Options      Per Share
   Outstanding, January 1, 1993            703,493     $13.89 to $     25.23
      Granted                              194,100      19.15 to       20.49
      Exercised                             11,905      18.65 to       20.88
      Cancelled                             31,982      16.63 to       23.88

  Outstanding, December 31, 1993           853,706      13.89 to       25.23
      Granted                              203,200      20.63 to       32.63
      Exercised                            166,189      18.65 to       23.88
      Cancelled                             40,209      16.63 to       22.88

  Outstanding, December 31, 1994           850,508      13.89 to       32.63
      Granted                              214,725      28.69 to       33.54
      Exercised                            187,856      13.89 to       27.81
      Cancelled                             34,977      18.65 to       32.98

  Outstanding, December 31, 1995           842,400      18.65 to       33.54

   Exercisable:
      December 31, 1993                    504,044      13.89 to       25.23
      December 31, 1994                    478,381      13.89 to       32.63
      December 31, 1995                    453,744      18.65 to       32.63

  Available for grants:
      December 31, 1993                    506,203
      December 31, 1994                    483,321
      December 31, 1995                    519,082

      During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". This standard, which will be effective for 1996, defines a "fair value" method of accounting for employee stock option plans and similar equity instruments, but also allows for continued use of present accounting standards for measuring


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.    Stock Options, continued
  compensation costs of these plans. Entities electing to continue to use present accounting standards to measure costs, must make certain pro forma disclosures as if the "fair value" based method had been applied. The Company plans to continue to use present accounting standards and expects the pro forma disclosures to be immaterial to 1996 earnings.



















           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



9.  Employees' Stock Plans and Other Compensation Plans
         The Company has stock purchase plans for certain eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased based upon participant and company contributions. At December 31, 1995, 986,500 shares remain available for issuance under these plans.
          The Company also has a noncontributory Employee Stock Ownership Plan that covers eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased at the Company's discretion. No purchases were made in 1995, 1994 or 1993. In November 1995, the Company filed notice of intent with the Internal Revenue Service to terminate this plan in 1996.
         The Company also sponsors, in accordance with the provisions of
    Section 401(k) of the Internal Revenue Code, pre-tax savings programs for eligible salaried and hourly employees. Certain participants' contributions are matched up to designated contribution levels by the Company. Contributions are invested in several investment options, which may include Chesapeake common stock, as selected by the participating employee. At December 31, 1995, 500,000 shares of Chesapeake common stock are reserved for issuance under these programs.
         The 1993 Incentive Plan (see Note 8) provides that the executive compensation committee of the board of directors may select certain officers to receive annual incentive awards in the form of cash, common stock or a combination, based upon the Company's overall financial
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



9.  Employees' Stock Plans and Other Compensation Plans, continued

    performance and the officer's individual performance.
         The 1993 Incentive Plan provides that the executive compensation committee of the board of directors may grant performance share awards to key employees and officers. During 1994, performance share awards with respect to 62,600 shares of common stock were granted, of which 9,605 shares of restricted stock and 5,402 restricted stock units were earned for 1994 performance and an estimated 22,035 shares of restricted stock and 12,395 restricted stock units were earned for 1995 performance.
         With the adoption in 1993 of the 1993 Incentive Plan, awards under the Officers' Incentive Program and the Long-Term Incentive Plan were discontinued. As of December 31, 1995, 6,364 shares of restricted stock and 3,077 restricted stock units had been earned under the Long-Term Incentive Plan. There are no outstanding grants under this plan. The Company has other incentive compensation plans in effect for key employees under which awards are based principally on operating results.
         The charges to income for these plans approximated $10.8 million in 1995, $8.3 million in 1994 and $4.9 million in 1993.






           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


10. Litigation
         WT has received a notice from the United States Fish and Wildlife Service that WT has been identified as a potentially responsible party with respect to possible natural resource damages in the Fox River and Green Bay System. See Financial Review 1993-1995, Environmental for further information regarding this notice.
         The Company is a party to various other legal actions which are ordinary and incidental to its business.
         While the outcome of legal actions cannot be predicted with certainty, the Company believes the outcome of any of these proceedings, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations.












           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



11.   Supplemental Income Statement Information
                                            1995      1994      1993
                                                  (In millions)
   Other income, net:
     Interest earned                       $  .7     $  .6     $  .2
     Gains on sales of property
       and equipment                         5.6       1.4       9.4
     Gains (losses) from sales of
       businesses                            1.8    -           (1.3)
     Miscellaneous income                    7.8      10.0       5.4
     Miscellaneous deductions               (4.8)     (3.8)     (5.0)

        Totals                             $11.1     $ 8.2     $ 8.7



































           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



12. Supplemental Balance Sheet Information
                                                     1995      1994
                                                      (In millions)
        a.  Accounts receivable, net:
              Trade                                      $128.4         $128.1
              Other                                        15.2       2.8
              Allowance for doubtful accounts              (3.2)     (3.8)

                   Totals                                $140.4    $127.1


         b.  Other assets:
               Goodwill, net                              $41.5     $43.6
               Purchased intangible assets, net             1.4            1.8
               Other                                       40.9      49.7

                    Totals                               $ 83.8     $95.1


         c.  Accounts payable and accrued expenses:
              Accounts payable:
                Trade creditors                           $38.4     $44.6
                Bank checks in transit                     20.5      17.1
                                                           58.9      61.7
              Accrued expenses:
                Interest                                    6.7       9.2
                Compensation and employee benefits         36.0      31.0
                Other                                      28.6      18.7
                                                           71.3      58.9
                      Totals                             $130.2    $120.6















           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



13. Commitments and Other Matters
         At December 31, 1995, commitments, primarily for capital expenditures, approximated $101.0 million of the Company's 1996 capital spending estimate of $200.0 million. These commitments include anticipated expenditures of $11.0 million in 1996 related to environmental protection in connection with planned expansions and upgrades mainly at the Company's facilities in West Point, Va., and Menasha, Wisc. The remaining commitments of $90.0 million are for various capital projects, none of which is individually material. Additional nondeterminable environmental protection expenditures could be required in the future when facilities are expanded or if more stringent standards become applicable.
         The Company leases certain assets (principally transportation and information processing equipment and office space) generally for three to five-year terms. The present value of any unrecorded capital leases and the impact on net income if these leases were recorded are not material. Rental expense for operating leases totaled (in millions) $13.8 for 1995, $12.7 for 1994 and $13.1 for 1993. As of
    December 31, 1995, aggregate minimum rental payments in future years on noncancelable leases approximated $29.6 million. The amounts
    applying to future years are (in millions):   1996 $6.7; 1997 $5.3;
    1998 $4.1; 1999 $3.6; 2000 $3.6 and thereafter $6.3.
         In December 1995, CPPC announced its planned participation in a comprehensive energy partnership with Virginia Power. Through the partnership, Virginia Power plans to build a steam and electricity
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


13. Commitments and Other Matters, continued
    generating facility at CPPC's mill in West Point, Va.,     and become the
    primary supplier of all forms of energy to the mill. This facility is scheduled for completion in late 1997 and is subject to regulatory approval by the Virginia State Corporation Commission and the signing of definitive agreements with Virginia Power and outside financing entities.
         In May 1995, WT acquired the assets of Orchids Paper Products Company in Flagstaff, Ariz., consisting primarily of a mill that produces approximately 35,000 tons per year of recycled tissue. WT is currently building a tissue converting plant in nearby Bellemont, Ariz., to support the Flagstaff operations. In November 1995, WT purchased the Chicago, Ill., mill of Chicago Tissue Company, L.P.
    This mill has the capacity to produce in excess of 55,000 tons of tissue annually. The Company expects that these tons will be converted to tissue products at WT's Menasha, Wisc. site and a planned facility in Greenwich, N.Y.
         In July 1995, The Company announced that it would not build a tissue mill on its 1,200 acre site in Alabama purchased in 1991. In December 1995, The Company sold its consumer tissue business, Chesapeake Consumer Products Company, to The Fonda Group, Inc. This business had sales of approximately $48.0 million in 1995, $46.0 million in 1994 and $41.0 million in 1993.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



13. Commitments and Other Matters, continued

         In January 1996, Color-Box, Inc., Chesapeake's graphic packaging business, announced it would locate its newest graphic packaging plant in Pelahatchie, Miss. Start-up is expected in mid-1996. This facility, combined with Color-Box's three other facilities, will give Chesapeake a national presence in the graphic packaging industry.
    Also in January 1996, Chesapeake Display and Packaging Company, a wholly-owned subsidiary of Chesapeake Packaging Co., announced that it had signed a letter of intent to purchase the Display Division of Dyment Limited. Dyment's Display Division, which has operations in Erlanger, Ky., and Toronto, Canada, has annual sales of approximately US $35.0 million. Lastly, in January 1996, Chesapeake Display and Packaging Company announced that Memphis, Tenn., will be the site of a new custom packing facility scheduled to be operational in March 1996.
         In January 1994, Chesapeake Packaging Co., a wholly-owned subsidiary of the Company, acquired Lawless Holding Corporation, which reported annual sales of approximately $60.0 million in 1993 and includes a corrugated container plant in North Tonawanda, N.Y.; corrugated sheet plants located in Scotia, N.Y., Le Roy, N.Y. and Madison, Ohio; and a graphic packaging plant located in Buffalo, N.Y.
         Early in the fourth quarter of 1993, the Company conveyed under lease and purchase agreements to Universal Forest Products, Inc., substantially all of the assets of the former Chesapeake Wood Treating Co. Net sales of this business were $85.8 million in 1993. This conveyance concluded Chesapeake's involvement in the wood treating business. During


    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

13. Commitments and Other Matters, continued the second quarter of 1994 the Company recorded additional post-closing obligations related to its former wood treating operations.
    Also, in the fourth quarter of 1993, the Company announced the consolidation of the Company's West Des Moines, Iowa, packaging plant into its Sandusky, Ohio, facility. Lastly, during the fourth quarter of 1993, the Company sold approximately 19,000 acres of timberland holdings which were no longer of strategic importance. These three events netted to a $5.4 million pre-tax gain during the fourth quarter of 1993.















           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


14. Business Segment Information
         The Company's three business segments are packaging, tissue and kraft products. Packaging consists of point-of-sale displays, graphic packaging and corrugated shipping containers. Tissue is comprised of commercial and industrial tissue products. The kraft products segment
    includes kraft, forest and building products.    General corporate
    expenses, gains (losses) from the sales of businesses and land development are shown as corporate.
         Sales between segments reflect transfer prices at market value. Intersegment sales not included below were $48.4 million in 1995, $28.0 million in 1994 and $18.5 million in 1993. Segment operating income is revenue less allocable operating expenses. Operating expenses include all expenses except interest, income taxes and the cumulative effect of accounting changes.
         Segment identifiable assets are those which are directly used in segment operations. Timber and timberlands are included in the kraft products segment. Corporate assets are cash, certain nontrade receivables, real estate held for sale and other assets.
         Export sales, principally to Europe, Canada and Asia, were (in millions): 1995 $138.0; 1994 $94.9; and 1993 $62.9.






           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


14.   Business Segment Information, continued

   Financial information by business segments:
                                             1995      1994      1993
                                                   (In millions)
   Net sales:
      Packaging                               $  452.6    $349.8    $252.7
      Tissue                                     372.7     304.1     283.5
      Kraft products                             401.0     330.8     343.5
      Corporate                                    7.4       5.8       5.3
         Consolidated net sales               $1,233.7    $990.5    $885.0

   Operating income:
      Packaging                               $   36.9    $ 24.7    $ 17.6
      Tissue                                      48.1      40.7      31.1
      Kraft products                             100.4      36.1      12.5
                                                 185.4     101.5      61.2

      Corporate                                  (13.0)    (12.2)     (8.5)
      Income before interest and
       taxes                                     172.4      89.3      52.7
   Interest expense                              (30.8)    (31.1)    (32.0)
      Income before taxes                     $  141.6    $ 58.2    $ 20.7

   Identifiable assets:
      Packaging                               $  231.3  $  190.3    $118.4
      Tissue                                     411.7     324.1     335.1
      Kraft products                             461.9     434.7     433.5
      Corporate                                   41.4      67.8      32.3

          Consolidated assets                 $1,146.3  $1,016.9    $919.3

   Capital expenditures and acquistions:
      Packaging                               $   43.5  $   53.5    $ 12.4
      Tissue                                     107.4       9.9       9.5
      Kraft products                              76.2      23.5      41.9
      Corporate                                     .3        .1        .1
         Totals                               $  227.4  $   87.0    $ 63.9

   Depreciation and cost of timber
    harvested:
      Packaging                               $   13.1  $   11.0    $  9.2
      Tissue                                      23.9      23.6      24.3
      Kraft products                              36.3      36.0      36.3
      Corporate                                     .3        .3        .4
        Totals                                $   73.6  $   70.9    $ 70.2

ELEVEN-YEAR COMPARATIVE RECORD

(Dollar amounts in millions except per share data)
                                     1995      1994       1993   1992  1991
Operating Results
  Net sales                          $1,233.7  $990.5    $885.0 $888.4  $840.5

  Net cost except depreciation
   and cost of timber harvested       1,018.5   861.4     794.1  799.4   752.3

  Depreciation and cost of
   timber harvested                      73.6    70.9      70.2   66.5    62.1

  Income before taxes and
   cumulative effect of
    accounting changes                  141.6    58.2      20.7   22.5    26.1

  Income taxes                           48.2    20.6      10.3    8.1    10.7

  Income before cumulative
   effect of accounting changes          93.4    37.6      10.4   14.4    15.4

  Cumulataive effect of
   accounting changes                       -       -       -       9.7    -

  Net income                             93.4    37.6      10.4    4.7    15.4

  Cash dividends declared
   on common stock                       18.6    17.1      16.8   16.7    14.8

  Income retained for use
   in the business                       74.8    20.5      (6.4) (12.0)     .6

  Net cash provided by
   operating activities                 141.0   100.4     113.6   69.2    67.8

  Percent of income before cumulative
   effect of accounting changes
    To net sales                          7.6%    3.8%      1.2%   1.6%    1.8%

    To stockholders' equity               23.7    10.2      2.8    4.5     4.9

    To total assets                        9.2     4.1      1.1    1.6     1.8

Common Stock
  Number of stockholders of record       7,456    7,804   7,778  7,964   7,741

  Shares outstanding (in thousands)     23,792   23,754  23,514 23,330  20,635

  Per share
   Earnings before cumulative effect
    of accounting changes               $ 3.88   $ 1.58  $  .44  $ .63   $ .75

   Earnings                               3.88     1.58     .44    .17   $ .75
   Dividends declared                      .78      .72     .72    .72     .72
   Stockholders' equity                  19.68    16.56   15.65  15.88   15.43



ELEVEN-YEAR COMPARATIVE RECORD

(Dollar amounts in millions except per share data)

                                     1995     1994     1993    1992    1991
Financial Position
  Working capital                  $142.3    $144.3    $ 87.1   $122.2  $101.7

  Property, plant and
   equipment, net                   780.9     646.4     653.8    668.3   641.6

  Total assets                    1,146.3   1,016.9     919.3    958.9   915.5

  Total capital                     980.5     862.5     799.7    849.6   820.8

   Long-term debt                   393.6     364.0     333.1    382.8   415.9

   Deferred income taxes            118.6     105.2      98.6     96.4    86.5

   Stockholders' equity             468.3     393.3     368.0    370.4   318.4

  Percent of long-term debt
   To total capital                  40.1%    42.2%     41.7%    45.1%   50.7%

   To stockholders' equity            84.0    92.6      90.5    103.3   130.6


Additional Data
  Capital expenditures and
   acquisitions                      $227.4   $87.0    $63.9    $85.0   $92.2

  Acres of timberland owned
   (in thousands)                       325     328      329      350     350

  Number of employees                 5,305   5,209    4,833    5,062   5,039

















NOTES TO ELEVEN-YEAR COMPARATIVE RECORD

    Accounting policies are stated in Note 1 of Notes to Consolidated Financial Statements. This summary retroactively reflects common stock splits of two-for-one in 1987 and three-for-two in 1986. Percent of income before cumulative effect of accounting changes information is calculated using beginning of year and acquisition amounts where appropriate.
    1. Includes an after-tax charge of $2.8 million, or $.12 per share, related to a change to the LIFO method of accounting for certain inventories.
    2. Includes net one-time, after tax charge of $9.7 million, or $.46 per share, related to the adoption of SFAS 106 and SFAS 109 in 1992.
    4. Excludes 16,000 - 25,000 acres held by land development subsidiaries during 1988 - 1995.














                     OPERATING MANAGERS AND LOCATIONS*


CHESAPEAKE PAPER PRODUCTS COMPANY
    Thomas Blackburn
         West Point, Virginia

         Recycling Centers
         Greensboro, North Carolina
         Norfolk, Virginia

CHESAPEAKE FOREST PRODUCTS COMPANY
    Thomas Blackburn
         West Point, Virginia
         Elizabeth City, North Carolina
         Keysville, Virginia
         Pocomoke City, Maryland


    Chesapeake Building Products Company
         Jack C. King
            West Point, Virginia
            Keysville, Virginia
            Milford, Virginia
            Princess Anne, Maryland


WISCONSIN TISSUE MILLS INC.
    William A. Raaths
         Menasha, Wisconsin
         Bellemont, Arizona
         Chicago, Illinois
         Flagstaff, Arizona
         Neenah, Wisconsin


LAND DEVELOPMENT
    Joel K. Mostrom

          Delmarva Properties, Inc.
              West Point, Virginia

         Stonehouse Inc.
              Williamsburg, Virginia**














OPERATING MANAGERS AND LOCATIONS*, (Continued)

CHESAPEAKE PACKAGING CO.
         Samuel J. Taylor

         Chesapeake Display and Packaging Company
            George F. Barnes

              Bruce M. Pinover
                 Winston-Salem, North Carolina

              Bruce A. Watson
                 Sandusky, Ohio**

              Permanent Display Division
                 William D. Legard
                   Rural Hall, North Carolina**

             Custom Packaging Divisions
                 Phylis R. Trivette
                   Rural Hall, North Carolina**
                   Marion, Iowa
                   Pennsauken, New Jersey**

         Color-Box, Inc.
            Jack L. Creech
              Richmond, Indiana
              Buffalo, New York
              Visalia, California





























OPERATING MANAGERS AND LOCATIONS*, (Continued


        Chesapeake Packaging Divisions
            Robert F. Schick

              Edward P. Godsey
                 Baltimore, Maryland

              Edward R. Badyna
                 Binghamton, New York
                 Scranton, Pennsylvania

              John A. Goodloe
                 Roanoke, Virginia

              Wesley N. Herman
                 North Tonawanda, New York
                 Le Roy, New York
                 Madison, Ohio
                 Scotia, New York

              Terry R. Jenkins
                 Louisville, Kentucky
                 St. Anthony, Indiana

              Anthony S. Brozna
                 Richmond, Virginia

Corporate Headquarters
1021 E. Cary Street, Box 2350
Richmond, Virginia  23218-2350**
804/697-1000


* As of December 31, 1995
** Leased real property