Form 10-K, Exhibit 13
period 1996-12-31
CHESAPEAKE CORP /VA/
filed 1997-03-27
CIK 19731

EXHIBIT 13.1






















                         Portions of the
                     CHESAPEAKE CORPORATION
                 Annual Report to Stockholders
              For the year ended December 31, 1996
















RECENT QUARTERLY RESULTS
                                                                Per Share

              Net       Gross        Net                    Dividends    Stock Price
Quarter            Sales     Profit       Income    Earnings     Declared   High        Low

                             (Dollar amounts in millions except per share amounts)

1994:
 First                $  212.0     $ 35.2       $ 2.0                  $0.09                $0.18       $27.25         $22.25
 Second                  236.9       42.9         4.9      0.21         0.18      26.38             22.63
 Third                   266.9       56.7        14.4      0.60         0.18      35.00             24.63
 Fourth                  274.7       61.1        16.3      0.68         0.18      35.88     28.25

    Totals            $  990.5     $195.9       $37.6     $1.58        $0.72

1995:
 First                $  291.1     $ 70.5       $20.8     $0.87        $0.18     $34.25    $28.50
 Second                  315.1       71.4        18.5      0.77         0.20      33.75     28.50
 Third                   330.8       82.6        29.9      1.24         0.20      39.00     30.75
 Fourth                  296.7       67.7        24.2      1.00         0.20      35.38             27.50

    Totals            $1,233.7     $292.2       $93.4     $3.88        $0.78

1996:
 First                $  277.7     $ 53.8       $ 7.9     $0.33        $0.20     $30.50    $25.25
 Second                  276.6       51.5         3.9      0.17         0.20      30.50     25.25
 Third                   309.3       62.8         9.5      0.40         0.20      27.63     23.13
 Fourth                  295.0       60.4         8.8      0.37         0.20      31.75             26.50

                Totals           $1,158.6      $228.5    $30.1         $1.27      $0.80




                     REPORT OF INDEPENDENT ACCOUNTANTS




To the Stockholders and Board of Directors
Chesapeake Corporation:

         We have audited the accompanying consolidated balance sheet of Chesapeake Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chesapeake Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                        /s/ Coopers & Lybrand L.L.P.

Richmond, Virginia
January 23, 1997













                  CHESAPEAKE CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEET

                                                      December 31,
                                                    1996        1995
                                                         (In millions)
ASSETS
Current assets:
      Cash and cash equivalents                       $    9.8     $    5.2
      Accounts receivable, net                           153.9        140.4
      Inventories                                        134.4        112.5
      Deferred income taxes                               16.5         16.6
      Other                                               11.2          6.9

          Total current assets                           325.8        281.6


Property, plant, and equipment:
      Plant sites and buildings                          197.1        163.0
      Machinery and equipment                          1,342.9      1,208.3
      Construction in progress                            40.0         45.1
                                                       1,580.0      1,416.4
      Less accumulated depreciation                      756.3        675.5

                                                         823.7        740.9

      Timber and timberlands                              39.8         40.0

           Net property, plant, and equipment            863.5        780.9

Other assets                                             100.9         83.8

                                                      $1,290.2     $1,146.3

















                                                       December 31,
                                                    1996          1995
                                                     (In millions)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable and accrued expenses             $  157.6    $  130.2
      Current maturities of long-term debt                   3.9         0.9
      Dividends payable                                      4.7         4.8
      Income taxes payable                                   0.6         3.4

           Total current liabilities                       166.8       139.3

Long-term debt                                             499.4       393.6


Postretirement benefits other
 than pensions                                              28.0        26.5


Deferred income taxes                                      126.9       118.6


Stockholders' equity:
      Common stock, $1 par value;
        authorized, 60 million shares;
        outstanding, 23.4 million and
         23.8 million shares                                23.4        23.8
      Additional paid-in capital                            97.2       107.3
      Retained earnings                                    348.5       337.2


                                                           469.1       468.3

                                                        $1,290.2    $1,146.3

The accompanying Notes to Consolidated Financial Statements are part of the financial statements.















                   CHESAPEAKE CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS


                                         For the years ended December 31,
                                            1996          1995      1994
                                       (In millions except per share data)
Income:

 Net sales                                    $ 1,158.6     $1,233.7    $990.5

 Costs and expenses:

   Cost of products sold                          843.0        867.9     723.7
   Depreciation and cost of timber
    harvested                                      87.1         73.6      70.9
   Selling, general, and administrative
    expenses                                      154.2        130.9     114.8
     Income from operations                        74.3        161.3      81.1

   Other income, net                                6.7         11.1       8.2
     Income before interest and taxes              81.0        172.4      89.3

 Interest expense                                 (33.9)       (30.8)    (31.1)

     Income before taxes                           47.1        141.6      58.2

 Income taxes                                      17.0         48.2      20.6

     Net income                                $   30.1      $  93.4    $ 37.6

 Earnings per share                            $   1.27      $  3.88    $ 1.58

Retained earnings:
 Balance, beginning of year                    $  337.2      $ 262.4    $241.9
 Net income                                        30.1         93.4      37.6
 Cash dividends declared per share,
  $0.80 in 1996, $0.78 in 1995, and
  $0.72 in 1994                                   (18.8)       (18.6)    (17.1)

     Balance, end of year                      $  348.5      $ 337.2    $262.4

The accompanying Notes to Consolidated Financial Statements are part of the financial statements.
















                     CHESAPEAKE CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF CASH FLOWS
                                           For the years ended December 31,
                                                   1996      1995      1994
                                                         (In millions)
Operating activities:
  Net income                                       $ 30.1    $ 93.4    $ 37.6
  Adjustments to reconcile net income to
   net cash provided by operating activities:
      Depreciation, cost of timber harvested,
        and amortization of intangibles              90.2      75.8      73.3
      Deferred income taxes                           7.8      11.6      (0.1)
      (Gains) losses on sales of property,
         plant, and equipment, net                    0.5                (5.6)     (1.4)
      Gain on sale of business                        -        (1.8)      -
      Changes in operating assets and
         liabilities, net of acquisitions
          and dispositions:
           Accounts receivable                       12.8               (22.6)    (34.2)
           Inventories                              (10.8)              (29.0)     (5.4)
           Other assets                              (5.0)      8.4       0.3
           Accounts payable and accrued expenses                6.9      12.6      28.4
           Income taxes payable                      (2.8)               (2.3)      2.3
           Other payables                             1.5       3.2       2.8
  Net cash provided by operating activities         131.2     143.7     103.6

Investing activities:
  Purchases of property, plant and equipment       (128.8)   (157.7)    (54.3)
  Acquisitions                                      (47.2)    (69.7)    (16.7)
  Proceeds from sales of property, plant,
      and equipment                                   3.3       7.4       3.3
  Proceeds from sale of business                       -       28.9        -
  Other                                                -        6.7       5.0

  Net cash used in investing activities            (172.7)   (184.4)    (62.7)

Financing activities:
  Proceeds from long-term debt                       11.5       1.2      49.4
  Payments on long-term debt                        (15.2)              (71.7)    (35.4)
  Net borrowings (payments) on credit lines                    84.7     100.0      (3.1)
  Proceeds from issuances of common stock             0.1       2.2       1.9
  Purchases of outstanding common stock             (16.0)     (5.6)      -
  Dividends paid                                    (18.9)              (18.1)    (17.1)
  Other                                              (0.1)      0.9      (0.3)

  Net cash provided by (used in) financing
    activities                                       46.1       8.9      (4.6)
    Increase (decrease) in cash and
     cash equivalents                                 4.6               (31.8)     36.3
  Cash and cash equivalents
     at beginning of year                             5.2      37.0       0.7

  Cash and cash equivalents at end of year          $ 9.8     $ 5.2     $37.0

The accompanying Notes to Consolidated Financial Statements are part of the financial statements.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.  Summary of Significant Accounting Policies
    a. Principles of Consolidation: The consolidated financial statements include the accounts and operations of Chesapeake Corporation and subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated. Certain prior-year amounts have been reclassified to conform to current presentations.
    b. Cash and Cash Equivalents: Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less.
    c. Inventories: Inventories are valued at the lower of cost or market. The cost of substantially all applicable product and manufacturing materials inventories is determined by the last-in, first-out (LIFO) method. The cost of other inventories is determined principally by the average cost method.
    d. Property, Plant, and Equipment: Property, plant, and equipment, except timber and timberlands, are stated at cost. Timber and timberlands are stated at cost net of the accumulated cost of timber harvested. The costs of major rebuilds and replacements of plant and equipment are capitalized, and the costs of ordinary maintenance and repairs are charged to income as incurred. When properties are sold or retired, their costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are reflected in income.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

 1.      Summary of Significant Accounting Policies, continued
    e. Depreciation: Depreciation for financial reporting purposes is computed principally by the straight-line method, based on the estimated useful lives of the assets. Depreciation rates vary according to the class of equipment or buildings and average 6% for equipment and 4% for buildings.
    f. Cost of Timber Harvested: Cost of timber harvested is computed on quantities cut from individual company-owned tracts based on costs and estimated volumes of recoverable timber.
    g. Income Taxes: The Company defers to future periods the income tax effects resulting from temporary differences (principally depreciation) between the financial and income tax basis of assets and liabilities.
    h. Earnings Per Share: Earnings per share are based on the weighted average number of outstanding common shares and equivalents (23,644,843 in 1996; 24,050,719 in 1995; and 23,775,582 in 1994).
    i. Stock-Based Compensation: During 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." This standard defines a "fair-value-based" method of accounting for stock option plans and similar equity instruments, but also allows for continued use of Accounting Principles Board ("APB") Opinion No. 25 to account for these plans and instruments, provided that financial statements include pro forma disclosure as if the fair value method had been

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1. Summary of Significant Accounting Policies, continued adopted. APB No. 25 measures compensation cost using the intrinsic-value-based method. The Company has elected to continue to use APB No. 25 and provide pro forma disclosures.
    j. Other: Goodwill, the cost in excess of estimated fair value of identifiable assets of acquired businesses (net of $13.8 million and $12.5 million accumulated amortization at year-end 1996 and 1995, respectively), is being amortized on a straight-line basis over 40 years or less. The Company reviews goodwill annually for impairment. Specifically identifiable purchased intangible assets (net of $4.2 million and $4.1 million accumulated amortization at year-end 1996 and 1995, respectively) are being amortized on a straight-line basis according to estimated economic lives.
         Research and development costs, not significant in amount, are charged to operations as incurred.
    k. Risks and Uncertainties: Chesapeake operates in three business segments -- Packaging, Tissue and Kraft Products -- which offer a diversity of products over a broad geographic base. The Company is not dependent on any customer, group of customers, market, geographic area, or supplier of materials, labor, or services.Financial statements include, where necessary, amounts based on the judgments and estimates of management. These estimates include allowances for bad debts, accruals for landfill closing costs, environmental remediation costs, loss contingencies for litigation, self-insured medical and workers compensation insurance and income taxes, and determinations of discount and other rate assumptions for pensions and post-retirement benefit expenses. Actual results could differ from these estimates.

2.      Inventories

        Year-end inventories consist of:
                                            1996      1995     1994
                                                 (In millions)
        Finished goods                         $ 44.1    $ 33.7    $ 26.6
        Work in process                          35.9      33.3      21.5
        Materials and supplies                   54.4      45.5      41.7

                Totals                         $134.4    $112.5    $ 89.8

Inventories determined by the LIFO method, included in the above, totaled (in millions) $75.7 for 1996, $63.7 for 1995, and $43.6 for 1994,
or $5.1, $16.2 and $12.1 less than the respective amounts of such inventories stated at current costs.
    Effective January 1, 1994, the Company changed the method of valuation of raw materials, work in process and finished goods of Wisconsin Tissue Mills Inc. ("WT"), a wholly-owned subsidiary of the Company, from the average cost method to the LIFO method and expanded the use of the LIFO method to include substantially all of the work in process and finished goods of its Chesapeake Packaging Co. subsidiary. The Company believes that, in periods of rapid cost increases, use of the LIFO method will result in a better matching of current costs with current revenues. The effects of adopting the LIFO method at WT and expanding the use of the LIFO method at Chesapeake Packaging were to reduce consolidated 1994 year-end inventories by $4.4 million and decrease net income for 1994 by $2.8 million ($0.12 per share). The cumulative effect of this change to the LIFO method on the operating results as of the beginning of 1994 has not been presented, as the effect is not readily determinable.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


3.  Long-Term Debt

    Long-term debt at year-end consists of:
                                                       1996      1995
                                                       (In millions)
    Notes payable - banks (unsecured):
         Credit lines, interest 3.71% to 6.95%        $187.7    $100.0

         Term loan, interest 6.78%, due 2000            25.0      25.0

      Unsecured notes:

         5.25% notes, due 1997                           9.0      11.2

         10.375% notes, due 2000                        55.0      55.0

         9.875% notes, due 2003                         60.0      60.0

         7.20% notes, due 2005                          85.0      85.0

      Industrial development authority
        obligations:

         6.375% to 6.875% notes, due 1997-2003           5.9       6.0

         6.25% to 6.375% notes, due 2019                50.0      50.0

         5.8% notes, due 2021                           10.0         -

      Other debt                                         15.7       2.3

         Totals                                         503.3     394.5

      Less current maturities                             3.9       0.9
                                                       $499.4    $393.6














           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


3.  Long-Term Debt, continued
         Principal payments on long-term debt (excluding credit lines and capital leases) for the next five years are (in millions): 1997 $1.9; 1998 $1.5; 1999 $4.7; 2000 $81.1; and 2001 $1.1. Because of the
    availability of long-term financing under the terms of the committed credit lines, the $9.0 million notes due in 1997 and the borrowings under uncommitted credit lines have been classified as long-term debt.
         The Company maintains credit lines with several banks, domestically and internationally, maturing in 1999-2001, under which it can borrow up to $225 million at interest rates not to exceed LIBOR plus 0.3%. Nominal facility fees are paid on the credit lines. Other lines of credit totaling $120 million are maintained with several banks on an uncommitted basis.
         Certain loan agreements include provisions permitting the holder of the debt to require the Company to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership. In addition, various loan agreements contain provisions that restrict the disposition of certain assets, require the Company to maintain a ratio of long-term debt to total capital not in excess of 60% and to meet an annual cash flow test.
         Interest expense is net of capitalized interest of $0.3 million and $0.5 million for 1996 and 1994, respectively. No interest was capitalized in 1995.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



3. Long-Term Debt, continued
         The Company has estimated the fair value of long-term debt for 1996 to be $515.9 million, or 3% higher than the book value of $499.4 million. For 1995, the Company estimated the fair value of long-term debt to be $419.7 million, or 7% higher than the book value of $393.6 million. The fair value is based on the quoted market prices for similar issues or current rates offered for debt of the same or similar maturities. The carrying amounts of temporary cash investments, trade receivables, and trade payables approximate fair value because of the short maturity of the instruments.
         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments in high quality financial instruments and, by policy, limits the amount of credit exposure relating to any one instrument. Concentrations of credit risk in regard to trade receivables are limited due to the large number of customers and their dispersion across different industries and geographic areas. The Company has no material derivative instruments or transactions outstanding as of the end of 1996.






           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


4.  Income Taxes
    The provision for income taxes consists of:

                                             1996     1995      1994
                                                   (In millions)
        Currently payable:
          Federal                                $ 9.4    $32.7     $19.2
          State                                   (0.2)     2.8       1.5
              Total current                        9.2     35.5      20.7

        Deferred:
          Federal                                  7.4     12.5       0.7
          State                                    1.1      0.2      (0.8)
          Foreign                                 (0.7)           -    -
              Total deferred                       7.8     12.7      (0.1)

                 Total income taxes              $17.0    $48.2     $20.6














          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

4. Income Taxes, continued
     Significant components of the year-end deferred income tax assets and liabilities are:
                                                 1996           1995
                                                    (In millions)

   Postretirement medical benefits                   $ 10.8        $ 10.2
   Other                                               20.9          23.6
     Deferred tax assets                               31.7          33.8
   Accumulated depreciation                          (133.3)       (124.4)
   Pension accruals                                    (7.5)         (7.0)
   Other                                               (1.3)         (4.4)
     Deferred tax liabilities                        (142.1)       (135.8)
     Net deferred taxes                             $(110.4)      $(102.0)

   Classified in balance sheet as
     Current assets                                  $ 16.5       $  16.6
     Long-term liabilities                           (126.9)       (118.6)
       Net deferred taxes                           $(110.4)      $(102.0)























           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.  Income Taxes, continued
         The differences between the Company's effective income tax rate and the statutory federal income tax rate are:
                                               1996     1995      1994

   Federal income tax rate                           35.0%             35.0%          35.0%

   State income tax, net of federal
     income tax benefit                               1.2               1.4            0.8

   Other, net                                        (0.1)             (2.4)          (0.4)

   Consolidated effective income
     tax rate                                        36.1%             34.0%          35.4%


   The Company's intention is to reinvest permanently the undistributed earnings of its foreign subsidiaries. Computation of the potential deferred taxes associated with these undistributed earnings is not practicable.












      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


5.  Employee Retirement Plans
         The Company maintains several noncontributory defined benefit retirement plans covering substantially all U.S. employees.  Pension benefits are based primarily on the employees' compensation and/or years of service.  Annual pension costs are actuarially determined, and the plans are funded with sufficient assets to meet future benefit payment and regulatory requirements.  The net periodic pension cost includes amortization of prior service costs over periods of the greater of 15 years or the average remaining employee service period.
         Assumptions used in determining the net pension credit (based on beginning-of-the-year assumptions) for 1996, 1995, and 1994 and related pension obligations (based on year-end assumptions) as of
    October 1 were:
                                            1996      1995      1994
    Discount rate                            7 %       7 %       8 1/4%

         Increase in future
          compensation levels                4         4         5

         Long-term rate of return
          on assets                          9 1/4      9 1/4    9 1/4












           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


5.  Employee Retirement Plans, continued
         The following table, based on actuarial valuations as of October
    1, 1996 and 1995, sets forth the plans' funded status and amounts recognized in the Company's consolidated financial statements for 1996 and 1995:
                                                      1996      1995
                                                      (In millions)
        Accumulated benefit obligation:
            Vested benefits                              $103.8    $ 93.9
            Nonvested benefits                             12.2       9.9
               Totals                                     116.0     103.8

        Effect of projected future
         salary increases                                  21.1      19.1

        Projected benefit obligation
         for service rendered to date                     137.1     122.9

        Plan assets at fair value,
         primarily corporate equity and
         debt securities                                  158.2     143.3

        Plan assets in excess of projected
         benefit obligation                                21.1      20.4

        Unrecognized net (gain) loss from past
          experience different from that assumed
          and effects of changes in assumptions            (2.2)      2.3

        Unrecognized net asset at beginning of
          plan year being amortized principally
        over 17 years                                      (9.2)    (10.6)

        Prepaid pension cost recognized in Other
            assets                                        $ 9.7    $ 12.1









          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



5.  Employee Retirement Plans, continued
         The components of the net pension cost (credit) for 1996, 1995, and 1994 are as follows:
                                           1996      1995      1994
                                                (In millions)
        Service cost - benefits
         earned during the period              $ 4.9     $ 3.9     $ 4.2

        Interest cost on
         projected benefit obligation            9.4       8.2       7.0

        Actual return on plan assets           (18.6)    (22.1)     (6.8)

        Net amortization and deferral            5.4       9.4      (5.4)

          Net pension cost (credit)            $ 1.1     $(0.6)    $(1.0)

         In the second quarter of 1995, Chesapeake Paper Products Company ("CPPC") implemented an enhanced retirement program for certain hourly employees at its West Point, VA, mill which resulted in a pre-tax charge of approximately $3.1 million related to pensions. In the second quarter of 1994, CPPC and Chesapeake Forest Products Company ("CFPC") implemented an enhanced retirement program for certain salaried employees which resulted in a pre-tax charge of approximately $3.4 million related to pensions.







            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



6.  Postretirement Benefits Other Than Pensions
         The Company provides certain health care and life insurance benefits to certain hourly and salaried employees who retire under the provisions of the Company's retirement plans.  The Company does not pre-fund these benefits.
         During 1995 and 1994, CPPC and CFPC implemented enhanced retirement programs for certain hourly and salaried employees (see Note 5).  Service cost of $1.6 million relates to the 1995 program and service cost of $1.3 million and interest cost of $0.1 million relate to the 1994 program.  The components of postretirement benefits expense for 1996, 1995, and 1994 are as follows:
                                               1996     1995     1994
                                                    (In millions)
        Service cost-benefits
         earned during the period                 $ 1.1      $2.4     $2.2
        Interest cost on accumulated
         postretirement benefit obligation          2.1       2.3      1.9
        Amortization of net loss                 -            0.2      0.2
        Net postretirement benefit cost            $3.2      $4.9     $4.3










             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.  Postretirement Benefits Other Than Pensions, continued
         The following table sets forth the accumulated postretirement benefit obligation recognized in the Company's consolidated balance sheet as of
    December 31, 1996 and 1995.
                                                      1996      1995
                                                       (In millions)
        Retirees                                          $19.6     $19.6
        Fully eligible active plan participants             5.0       4.0
        Other active plan participants                      5.1       4.8
          Accumulated postretirement benefit
           obligation                                      29.7       28.4
        Unrecognized prior service cost                    (0.1)          (0.1)
        Unrecognized net loss                              (1.6)     (1.8)
          Accrued postretirement benefit
           obligation                                     $28.0     $26.5

         The assumed health care cost trend rate used in measuring future benefit costs was 12% in 1994, 11% in 1995 and 10% in 1996, gradually declining to 5.75% by 2002 and remaining at that level thereafter. A 1% change in this annual trend rate would change the accumulated postretirement benefit obligation at December 31, 1996 by $2.3 million and the 1996 postretirement benefit expense by $0.3 million. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.75% in 1996, 7.75% in 1995 and 8.5% in 1994 and the assumed rate of increase in future compensation levels was 4.75% in 1996, 4.75% in 1995, and 5% in 1994.
         During 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The effects of this adoption were not material to the Company's consolidated financial statements.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.  Capital Stock and Additional Paid-In Capital
    Changes in common stock and additional paid-in capital during 1994,
  1995, and 1996 were:
                                           Common Stock
                                                              Additional
                                                    Aggregate   Paid-In
                                        Shares      Par Value   Capital
                                           (Dollar amounts in millions)
  Balances, January 1, 1994            23,514,378     $23.5       $102.6

  Issuances of shares:
    Employee stock plans                  239,328       0.3          4.8

  Other                                         -         -         (0.3)

  Balances, December 31, 1994          23,753,706       23.8        107.1

  Issuances of shares:
    Employee stock plans                  231,327        0.2          4.7

  Purchases of shares                    (192,600)      (0.2)        (5.4)

  Other                                         -          -          0.9

  Balances, December 31, 1995          23,792,433       23.8        107.3

  Issuances of shares:
    Employee stock plans                  195,748        0.2          5.3

  Purchases of shares                    (590,044)      (0.6)       (15.4)

  Balances, December 31, 1996          23,398,137      $23.4       $ 97.2












       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


7.  Capital Stock and Additional Paid-In Capital, continued

         In addition to its common stock, the Company's authorized capital includes 500,000 shares of preferred stock ($100 par), of which 100,000 shares are designated as Series A Junior Participating Preferred Stock ("Series A Preferred"). None was outstanding during the three years ended December 31, 1996.
            Each outstanding share of the Company's common stock has attached to it one preferred share purchase right, which entitles the shareholder to buy one unit (one one-thousandth of a share) of Series A Preferred at an exercise price of $70 a share, subject to adjustment.
    The rights will become exercisable only if a person or group acquires or announces a tender offer for 20% or more of Chesapeake's common stock. When exercisable, Chesapeake may issue a share of common stock in exchange for each right other than those held by such person or group. If a person or group acquires 30% or more of the common stock, each right will entitle the holder, other than the acquiring party, upon payment of the exercise price, to acquire Series A Preferred or, at the option of Chesapeake, common stock, having a value equal to twice the right's purchase price. If Chesapeake is acquired in a merger or other business combination or if 50% of its earnings power is sold, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the rights. The rights will expire on March 15, 1998, and may be redeemed by the Company at any time prior to the tenth day after an announcement that a 20% position

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

7. Capital Stock and Additional Paid-In Capital, continued has been acquired, unless such period has been extended by the board of directors.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8.  Stock Options
         The 1993 Incentive Plan provides that the executive compensation committee of the board of directors or its delegate may grant stock options, stock appreciation rights ("SARs"), stock awards, performance shares, or stock units and may make incentive awards to the Company's key employees and officers. The maximum aggregate number of shares of common stock that may be issued under the plan is the sum of 1% of the outstanding shares of common stock as of January 1 of each calendar year during the term of the plan. The plan also limits the number of shares that may be covered by the grant of options, SARs, stock awards, performance shares, and stock units in any calendar year. The annual limitation is 1% of the outstanding shares of common stock as of January 1 of that year increased by (1) the number of shares available but not awarded during all prior years during the term of the plan plus
    (2) any forfeited or terminated grants that were not exercised. In addition, the maximum aggregate number of shares that may be covered by performance shares and that may be issued in any calendar year as a stock award or in settlement of stock units is 30% of the annual share limitation. The annual share limitation for 1996 was 320,954 shares.
    The options granted may be either incentive stock options ("ISOs") or nonqualified stock options. Options may be granted at not less than the fair market value at the date of grant if the option is an ISO, or not less than 85% of the fair market value if the option is a nonqualified stock option. SARs may be granted in relation to option grants ("corresponding SARs") or independently of option grants.
    Grants may provide options and SARs exercisable over periods of up to 10 years. Most grants vest over a period of one to three years.
         The Nonemployee Director Stock Option Plan provided for grants to the Company's nonemployee directors of stock options for up to 93,500 shares of Chesapeake common stock. The grants consisted of Automatic Awards as a part of the nonemployee directors' compensation, in addition to a cash retainer and meeting fees, and Elective Awards which participants could choose to receive in lieu of all or a portion of their cash retainer. The option price was the average closing price of Chesapeake common stock for the 20 trading days before the October 31 that immediately preceded the grant date. Options for a total of 47,825 shares were granted to nonemployee directors under the Nonemployee Director Stock Option Plan. In 1996 the Nonemployee
    Director Stock Option Plan was replaced by the Directors' Stock Option and Deferred Compensation Plan, which provides for annual grants of stock options each May 1 beginning May 1, 1997, and ending May 1, 2007, to nonemployee directors as a part of the directors' compensation in addition to their cash retainer and meeting fees. A maximum of 350,000 shares of common stock may be issued under the Directors' Stock Option and Deferred Compensation Plan. The option price will be the average closing price of Chesapeake common stock for the 20 trading days preceding the grant date. Participants will each receive options for 1,500 shares on May 1, 1997.
         For these plans, payment of the option price may be made by the participant in cash or by surrendering shares of Chesapeake common stock. Up to 1,148,888 shares, plus 1% of shares outstanding as of January 1 of each calendar year through 2002, may be issued after December 31, 1995, upon exercise of options or SARs granted under the three plans.
         The 1987 Stock Option Plan provided for grants to the Company's key employees and officers of stock options and corresponding SARs for up to 1,000,000 shares of Chesapeake's authorized but unissued common stock and up to 200,000 SARs independent of stock options. As of December 31, 1996, there were 653,317 shares issuable related to options granted under this plan. With the adoption of the 1993
    Incentive Plan, awards under this plan were discontinued.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.  Stock Options, continued
        The following schedule summarizes stock option activity for the three years ended December 31, 1996:
                                       Number of     Weighted-Average
                                     Stock Options    Exercise Price
    Outstanding, January 1, 1994           853,706             $20.27
        Granted                            203,200              27.72
        Exercised                          166,189              19.75
        Forfeited/expired                   40,209              18.05

    Outstanding, December 31, 1994         850,508              22.26
        Granted                            214,725              32.96
    Outstanding, December 31, 1995         842,400              25.32
        Granted                            228,775              24.95
        Exercised                           16,317              20.22       Forfeited/expired    11,255           28.44

    Outstanding, December 31, 1996        1,043,603             25.28

    Exercisable:
    December 31, 1994                      478,381
    December 31, 1995                      453,744
    December 31, 1996                      616,252

    Weighted-average fair value of
     options granted during the year
    1995   $8.73
    1996    6.78


               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8. Stock Options, continued

            Information about options outstanding at December 31, 1996, is summarized below:
                           Options                          Options
                            Outstanding                       Exercisable
                               Weighted-
                   Range       Number         Average                  Weighted-            Number    Weighted
                   of  Outstanding    Remaining   Average      Exercisable        Average
                   Exercise           At          Contractual  Exercise           at   Exercise
                   Prices             12/31/96    Life         Price              12/31/96  Price
                   $15.00-$20.00          250,426  5.0                    $19.20  250,426          $19.20

                   $20.00-$25.00          380,536  7.5                     23.62         170,436           22.68

                   $25.00-$30.00          196,116  7.6                     27.77         120,581           27.79

                   $30.00-$35.00            216,525                8.5                           32.96   74,809           33.01

                           1,043,603      7.1              25.28   616,252                       23.52





                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


                      8.          Stock Options, continued

                                  Information about performance shares is shown below:

                                                 1996      1995
                                                Outstanding grants January 1              9,939    47,593

                                                New shares granted  89,250                    -

                                                Shares forfeited     3,741                    -

                                                Shares converted to restricted stock units          7,920*   37,654

                                                Shares paid out          -                    -

                                                Outstanding grants December 31           87,528     9,939



                                               Information about restricted stock and stock units is shown below:
  1996                                                1995
Outstanding grants January 1                         52,661    15,007

New grants                                                -         -

Converted performance shares                          7,920*   37,654

Shares forfeited                                          -         -

Shares vested                                         5,159         -

Outstanding grants December 31                       55,422    52,661


*Estimate for restricted stock earned for 1996 performance








       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8.  Stock Options, continued

    During 1995, the Financial Accounting Standards Board issued
  SFAS No. 123, "Accounting for Stock-Based Compensation."  This
  standard, effective in 1996, defines a "fair-value-based"  method of accounting for stock option plans and similar equity instruments, but also allows for the continued use of present accounting standards with respect to stock-based employee compensation.  The Company has elected to continue use of present accounting standards in accounting for its plans.
    Had compensation cost related to the issuance of stock options been determined on the "fair-value-based" methodology described in
  SFAS No. 123 at the grant dates, the Company's net income and earnings per share would have declined to the pro forma amounts indicated below:
             1996                            1995

                        (In millions except per share data)
     Net Income
         As reported                              $30.1        $93.4
         Pro forma                                $29.5        $92.2

    Earnings per share
         As reported                              $1.27        $3.88
         Pro forma                                $1.23        $3.83








        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


8.  Stock Options, continued
         The Black-Scholes option pricing model was used to calculate      "fair-value" based on the following assumptions:
                                               1996        1995
         Dividend yield                         2.7%        2.7%

         Risk-free interest rates               6.6%        6.3%

         Volatility                            26.4        26.4

         Expected option term                   6.0         6.0

         The effects of applying SFAS No. 123 for providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


9.  Employees' Stock Plans and Other Compensation Plans

         The Company has stock purchase plans for certain eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased based on participant and company contributions. At December 31, 1996, 1,124,792 shares remain available for issuance under these plans.
         The Company also sponsors, in accordance with the provisions of
    Section 401(k) of the Internal Revenue Code, pre-tax savings programs for eligible salaried and hourly employees. Certain participants' contributions are matched up to designated contribution levels by the Company. Contributions are invested in several investment options, which may include Chesapeake common stock, as selected by the participating employee. At December 31, 1996, 500,000 shares of Chesapeake common stock are reserved for issuance under these programs.
         The 1993 Incentive Plan (see Note 8) provides that the executive compensation committee of the board of directors may select certain officers to receive annual incentive awards in the form of cash, common stock, or a combination, based on the Company's overall financial performance and the officer's individual performance.
         The 1993 Incentive Plan provides that the executive compensation committee of the board of directors may grant performance share awards to key employees and officers. During 1994, performance share awards with respect to 62,600 shares of common stock were granted, of which 9,605 shares of restricted stock and 5,402 restricted stock units were earned for 1994 performance; 24,098 shares of restricted stock and 13,556 restricted stock units were earned for 1995 performance; and an estimated 5,070 shares of restricted stock and 2,850 restricted stock units were earned for 1996 performance. During 1996, performance share awards with respect to 89,250 shares of common stock were granted. No shares were earned for 1996 performance.
         With the adoption in 1993 of the 1993 Incentive Plan, awards under the Officers' Incentive Program and the Long-Term Incentive Plan were discontinued. As of December 31, 1996, 6,364 shares of restricted stock and 3,077 restricted stock units had been earned under the Long-Term Incentive Plan. There are no outstanding grants under this plan.
    The Company has other incentive compensation plans in effect for key employees under which awards are based principally on operating results.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



9.  Employees' Stock Plans and Other Compensation Plans, continued

         The charges to income for these plans approximated $7.8 million in 1996, $10.8 million in 1995, and $8.3 million in 1994.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


10. Litigation

         WT has been identified by the federal government and the state of Wisconsin as a potentially responsible party with respect to possible natural resource damages in the Fox River and Green Bay System. See "Financial Review 1994-1996, Environmental" for further information regarding this notice.
       The Company is a party to various other legal actions which are ordinary and incidental to its business.
         While the outcome of legal actions cannot be predicted with certainty, the Company believes the outcome of any of these proceedings, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

11. Supplemental Balance Sheet Information
                                                     1996      1995
                                                      (In millions)
    a.   Accounts receivable, net:
         Trade                                           $154.5         $128.4
         Other                                              4.1      15.2
         Allowance for doubtful accounts                   (4.7)     (3.2)

                Totals                                   $153.9    $140.4


         b.  Other assets:
               Goodwill, net                             $ 58.3     $41.5
               Purchased intangible assets, net             3.1            1.4
               Other                                       39.5      40.9

                    Totals                               $100.9     $83.8


         c.  Accounts payable and accrued expenses:
              Accounts payable:
                Trade creditors                          $ 55.6     $38.4
                Bank checks in transit                     18.5      20.5
                                                           74.1      58.9
              Accrued expenses:
                Interest                                    6.6       6.7
                Compensation and employee benefits         39.1      36.0
                Other                                      37.8      28.6
                                                           83.5      71.3
                      Totals                             $157.6    $130.2


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



12.  Supplemental Cash Flow Information

                                             1996      1995      1994
                                                  (In Millions)
        Cash paid for:

    Interest                                     $33.1     $32.8     $30.5

    Income taxes,
      net of refunds                             $12.9     $36.4     $18.6


    Supplemental investing and
           financing non-cash transactions

          Capital lease obligations
            assumed in acquisitions              $10.1          $   -     $   -

          Long-term debt assumed in
            acquisitions                          17.1                 -         2.3

          Acquisitions financed by
            debt                                -         -           16.0

          Issuance of common stock
            for employee benefit plans             5.4       2.7       3.2

          Dividends declared not paid              4.7       4.8       4.3

          Real estate transactions                 2.2       0.4       0.1



            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


13. Commitments and Other Matters

         At December 31, 1996, commitments, primarily for capital expenditures, approximated $53 million of the Company's 1997 capital
    spending estimate of $100 million.   These commitments include
    anticipated expenditures of $7 million in 1997 related to environmental protection in connection with planned expansions and upgrades mainly at the Company's tissue and kraft products mills. The remaining commitments of $46 million are for various capital projects, none of which is individually material. Additional nondeterminable environmental protection expenditures could be required in the future when facilities are expanded or if more stringent standards become applicable.
         The Company leases certain assets (principally manufacturing, transportation, and information processing equipment and office space) generally for three- to five-year terms. Rental expense for operating leases totaled (in millions) $14.9 for 1996, $13.8 for 1995, and $12.7 for 1994. As of December 31, 1996, aggregate minimum rental payments in future years on noncancelable operating leases approximated $45.5 million. The amounts applying to future years are (in millions): 1997 $12.5; 1998 $9.7; 1999 $7.7; 2000 $5.0; 2001 $3.8; and thereafter $6.8.
    The Company leases certain assets (principally manufacturing equipment) under agreements which are classified as capital leases. As of December 31, 1996, the aggregate minimum payments under capitalized leases included in other long-term debt totaled $10.1 million. The amounts applying to future years are (in millions): 1997 $2.0; 1998 $4.0; and 1999 $4.1. The present value of minimum capitalized lease payments at year-end was approximately $9.2 million. The present value of any unrecorded capital leases and the impact on net income if these leases were recorded are not material.
         In December, 1995, CPPC announced its planned participation in a comprehensive energy project with Virginia Power. Through the project, Virginia Power plans to build a steam and electricity generating facility at CPPC's mill in West Point, VA, and become the primary supplier of all forms of energy to the mill. This facility is scheduled for completion in 1998 and is subject to regulatory approval by the Virginia State Corporation Commission and the signing of definitive agreements with Virginia Power and outside financing entities. If the transaction is not consummated, the Company is liable to Virginia Power and others for reimbursement of such parties' expenses incurred in connection with the project, which the Company estimates total approximately $6 million to date.
         Packaging segment acquisitions during 1996 were comprised of the April purchase of substantially all assets associated with the Display Division of Dyment Limited, with locations in Erlanger, KY, and Toronto, Canada; the August purchase of the point-of-sale display and packaging business of Sailliard S.A., with 10 locations in France; and the September purchase of the assets of Triad Packaging Co., Inc. in Richmond, VA, a manufacturer of corrugated containers. In December,

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

13. Commitments and Other Matters, continued
    1996, the tissue converting assets of Jokel Desarrollos, S.A. de C.V. and Ambitec, S.A. de C.V., both in Mexico, were acquired as part of the Tissue segment. Acquisitions in 1995 were all in the Tissue segment and were comprised of the May purchase of the assets of the Flagstaff, AZ, mill of Orchids Paper Products Company; the November purchase of the Chicago, IL, mill of Chicago Tissue Company, L. P., and the purchase of a facility in Greenwich, NY, for a planned tissue converting operation. In December, 1995, the Company sold its consumer tissue business, Chesapeake Consumer Products Company, to The Fonda Group, Inc.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

14. Business Segment Information
         The Company's three business segments are Packaging, Tissue and Kraft Products. Packaging consists of point-of-sale displays, graphic packaging, and corrugated shipping containers. Tissue is comprised of commercial and industrial tissue products. The Kraft Products segment
    includes kraft, forest, and building products.    General corporate
    expenses, gain from the sale of a business and land development are shown as corporate.
         Sales between segments reflect transfer prices at market value. Intersegment sales not included below were $52.8 million in 1996, $48.4 million in 1995, and $28.0 million in 1994. Segment operating income

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.  Business Segment Information, continued

     is revenue less allocable operating expenses. Operating expenses include all expenses except interest and income taxes.
         Segment identifiable assets are those which are directly used in segment operations. Timber and timberlands are included in the Kraft Products segment. Corporate assets are cash, certain nontrade receivables, real estate held for sale, and other assets.
         Export sales, principally to Europe, Canada and Asia, were (in millions): 1996 $114.5; 1995 $138.0; and 1994 $94.9.

   Financial information by business segments:
                                             1996      1995      1994
                                                   (In millions)
   Net sales:
      Packaging                               $  474.1  $  452.6    $349.8
      Tissue                                     392.0     372.7     304.1
      Kraft Products                             284.5               401.0     330.8
      Corporate                                    8.0       7.4       5.8
         Consolidated net sales               $1,158.6  $1,233.7    $990.5

   Operating income:
      Packaging                                $  22.8   $  36.9    $ 24.7
      Tissue                                      65.0      48.1      40.7
      Kraft Products                              11.3     100.4      36.1
                                                  99.1               185.4     101.5

      Corporate                                  (18.1)    (13.0)    (12.2)
      Income before interest and
       taxes                                      81.0               172.4      89.3
   Interest expense                              (33.9)    (30.8)    (31.1)
      Income before taxes                      $  47.1   $ 141.6    $ 58.2

   Identifiable assets:
      Packaging                               $  359.7             $ 231.3  $  190.3
      Tissue                                     439.4               411.7     324.1
      Kraft Products                             456.4     461.9     434.7
      Corporate                                   34.7      41.4      67.8

          Consolidated assets                 $1,290.2  $1,146.3  $1,016.9

   Capital expenditures and acquisitions:
      Packaging                                 $ 83.2    $ 43.5    $ 37.5
      Tissue                                      61.7     107.4       9.9
      Kraft Products                              30.0      76.2      23.5
      Corporate                                    1.1       0.3       0.1
         Totals                                 $176.0    $227.4    $ 71.0

   Depreciation and cost of timber
    harvested:
      Packaging                                 $ 17.5    $ 13.1    $ 11.0
      Tissue                                      28.0      23.9      23.6
      Kraft Products                              41.2      36.3      36.0
      Corporate                                    0.4       0.3       0.3
        Totals                                  $ 87.1    $ 73.6    $ 70.9

   ELEVEN-YEAR COMPARATIVE RECORD

(Dollar amounts in millions except per share data)
                                       1996      1995     1994 1993 1992
Operating Results
  Net sales                           $1,158.6   $1,233.7  $990.5 $885.0  $888.4
  Net cost except depreciation,
   cost of timber harvested, and
    interest expense                     990.5      987.7   830.3  762.1   768.0
  Depreciation and cost of
   timber harvested                       87.1       73.6    70.9   70.2    66.5
  Interest expense                        33.9       30.8    31.1   32.0    31.4
  Income before taxes and
   cumulative effect of
    accounting changes                    47.1      141.6    58.2   20.7    22.5
  Income taxes                            17.0       48.2    20.6   10.3     8.1
  Income before cumulative
   effect of accounting changes           30.1       93.4    37.6   10.4    14.4
  Cumulataive effect of
   accounting changes                      -         -       -       -       9.7
  Net income                              30.1       93.4    37.6   10.4     4.7
  Cash dividends declared
   on common stock                        18.8       18.6    17.1   16.8    16.7
  Income retained for use
   in the business                        11.2       74.8    20.5   (6.4)  (12.0)
  Net cash provided by
   operating activities                  131.2      143.7   103.6  113.6    69.2
  Percent of income before cumulative
   effect of accounting changes
    To net sales                           2.6%       7.6%    3.8%   1.2%    1.6%
    To stockholders' equity                6.4       23.7    10.2    2.8     4.5
    To total assets                        2.6        9.2     4.1    1.1     1.6
Common Stock
  Number of stockholders of record       7,567      7,456   7,804  7,778   7,964
  Shares outstanding (in thousands)     23,398     23,792  23,754 23,514  23,330
  Per share
    Earnings before cumulative
      effect of accounting changes      $ 1.27     $ 3.88  $ 1.58  $0.44   $0.63
  Earnings                                1.27       3.88    1.58   0.44   $0.17
  Dividends declared                      0.80       0.78    0.72   0.72    0.72
  Stockholders' equity                   20.05      19.68   16.56  15.65   15.88
Financial Position
  Working capital                       $159.0     $142.3  $144.3 $ 87.1  $122.2
  Property, plant and
   equipment, net                        863.5      780.9   646.4  653.8   668.3
  Total assets                         1,290.2    1,146.3 1,016.9  919.3   958.9
  Total capital                        1,095.4      980.5   862.5  799.7   849.6
   Long-term debt                        499.4      393.6   364.0  333.1   382.8
   Deferred income taxes                 126.9      118.6   105.2   98.6    96.4
   Stockholders' equity                  469.1      468.3   393.3  368.0   370.4
  Percent of long-term debt
   To total capital                       45.6%      40.1%   42.2%  41.7%   45.1%
   To stockholders' equity               106.5       84.0    92.6   90.5   103.3
Additional Data
  Capital expenditures and
   acquisitions                            $176.0     $227.4   $71.0          $63.9     $85.0
    Acres of timberland owned
  (in thousands)  326325328329350
 Number of employees                     6,914      5,305   5,209  4,833   5,062


NOTES TO ELEVEN-YEAR COMPARATIVE RECORD

    Accounting policies are stated in Note 1 of Notes to Consolidated Financial Statements. This summary retroactively reflects common stock splits of two-for-one in 1987 and three-for-two in 1986. Percent of income before cumulative effect of accounting changes information is calculated using beginning of year and acquisition amounts where appropriate.
    1. Includes an after-tax charge of $2.8 million, or $0.12 per share, related to a change to the LIFO method of accounting for certain inventories.
    2. Includes net one-time, after-tax charge of $9.7 million, or $0.46 per share, related to the adoption of SFAS 106 and SFAS 109 in 1992.
    3.   Excludes 13,000 - 25,000 acres held by land development
                  subsidiaries during 1988 - 1996.

Financial Review  1994-1996
Earnings Overview

    Net sales for 1996 were $1,158.6 million, down 6% from 1995's record net sales of $1,233.7 million, but 17% higher than net sales of $990.5 million in 1994.  Net income for 1996 of $30.1 million, or $1.27 a share, was 67% less than record net income of $93.4 million, or $3.88 a share, earned in 1995, and 20% less than the $37.6 million, or $1.58 a share, earned in 1994.  Cash flow from operations of $131.2 million was down 9%
from the record $143.7 million of last year, but was 27% higher than the
$103.6 million achieved in 1994.  Results for 1996 were unfavorably impacted by weak market conditions for certain products in the kraft products business and start-up costs associated with several strategic growth initiatives in the packaging and tissue businesses.  Significant growth in tissue shipments helped to mitigate the impact of these conditions and costs.
                                        1994      1995               1996
Graph: Sales by Business Segment
       (Millions of $)
          Packaging                        349.8     452.6     474.1
         Tissue                            304.1     372.7     392.0
         Kraft Products                    330.8     401.0     284.5

     Chesapeake continues to concentrate on providing specialty products and services that the Company believes have less price volatility and higher growth and profitability potential than commodity products. Because of strategic initiatives implemented by management, more than 70% of Chesapeake's total 1996 sales came from these specialty products. Until the early 1980s, Chesapeake's products were primarily commodities in slow-growth markets.
         During 1993, the bottom of the last down cycle in the paper industry, Chesapeake earned $0.44 a share. During 1996, with margins in the kraft products segment similar to 1993, Chesapeake earned $1.27 a share. This substantial bottom-to-bottom earnings improvement is primarily due to the packaging and tissue businesses becoming larger and more important parts of the corporation, a strategy that Chesapeake continues to implement.
         Chesapeake expanded internationally for the first time during 1996, acquiring display and packaging facilities in Canada and France and tissue converting operations in Mexico. These acquisitions are part of the Company's strategy to expand its packaging and tissue businesses globally. Liquidity and Capital Structure
     Net cash provided by operating activities was $131.2 million in 1996, down 9% from the record $143.7 million in 1995, but 27% higher than the $103.6 million achieved in 1994. EBITDA, a measure of internal cash flow combining earnings before interest and income taxes plus non-cash charges for depreciation, cost of timber harvested, and amortization, was $170.7 million for 1996, 31% lower than 1995's EBITDA of $247.8 million. Changes in net income were the primary reason for the differences in cash flow from operations and EBITDA comparisons. Compared to year-end 1995, working capital increased $16.7 million to $159.0 million at year-end 1996, primarily as a result of higher accounts receivable and inventories, offset in part by higher accounts payable and accrued expenses. The ratio of current assets to current liabilities was 1.95 at year-end 1996, compared to year-end 1995's 2.0 and year-end 1994's 2.1. Accounts receivable increased $13.5 million from year-end 1995, with the average collection period increasing 5 days from last year. Inventories at the end of the year were up $21.9 million compared to 1995. The annual inventory turnover rate decreased from 8.1 for 1995 to 7.0 for 1996. Accounts payable and accrued expenses increased $27.4 million from year-end 1995. The increases in accounts receivable, inventories, and accounts payable and the reduction in the annual inventory turnover rate are primarily the result of growth in the specialty packaging business.

                                       1994      1995      1996
    Graph:  Net Income                      37.6      93.4      30.1
        (Millions of $)

     The Company generally uses long-term debt to fund major capital expansions that cannot be funded by internally generated funds. Net cash used in investing activities of $172.7 million was down $11.7 million, or 6%, from the prior year as a result of lower capital expenditures and acquisition costs. Net cash used in investing activities exceeded net cash provided by operating activities by $41.5 million. This was one of the primary reasons that long-term debt increased by $105.8 million in 1996 to $499.4 million. Net cash flow provided by financing activities in 1996 was $46.2 million compared to $8.9 million in 1995. This increase was primarily attributable to the change in long-term debt. See Note 3 to the consolidated financial statements for additional long-term debt information.

                                       1994      1995      1996
Graph:  EBITDA
 (Millions of $)
    Earnings before interest
      and income taxes                      89.3     172.4      81.0

    Noncash charges for depreciation,
     cost of timber harvested and
       amortization                         72.8      75.4      89.7


    Chesapeake's total capitalization was $1,095.4 million at the end of 1996 compared, to $980.5 million at the end of 1995. The year-end ratio of long-term debt to total capital was 45.6% for 1996, up from 40.1% for 1995. Chesapeake's long-term debt-to-total-capital ratio target range is 35% to 45%. The year-end ratio of long-term debt to stockholders' equity was 106.5% for 1996 and 84.0% for 1995. The higher ratios in 1996 are the result of the increase in long-term debt.
    During 1996, the Company paid quarterly cash dividends of $0.20 a share. For the year, dividends were $0.80 a share compared to $0.78 a share in 1995, as quarterly dividends were raised to $0.20 a share from $0.18 a share beginning with the second quarter of 1995. Chesapeake's dividends paid as a percentage of net cash provided by operating activities were 14% for 1996, 13% for 1995, and 17% for 1994. Outstanding common shares at year-end 1996 totaled 23.4 million shares, a decrease of 0.4 million shares from year-end 1995, as purchases of 0.6 million shares by the Company during the year exceeded shares issued for employee benefit plans. Shares purchased in 1995 generally offset shares issued for benefit plans. No shares were purchased by the Company under board of directors' stock purchase authorizations in 1994. See Note 7 to the consolidated financial statements for capital stock and additional paid-in capital information. Year-end 1996 stockholders' equity was $469.1 million, or $20.05 a share, up slightly over year-end 1995. The market price for Chesapeake's common stock ranged from $23.13 per share to $31.75 per share in 1996, with a year-end market price of $31.38 per share, up $1.75 a share from 1995's closing price of $29.63 per share.


                                       1994      1995      1996

Graph:  Income from Operations              81.1     161.3      74.3
        (Millions of $)


Capital Expenditures
      Expenditures in 1996 for property, plant, and equipment and acquisitions totaled $176.0 million and related primarily to growth initiatives in the packaging and tissue businesses. Acquisition expenditures in 1996 were $47.2 million and included: the purchase of substantially all assets of the Display Division of Dyment Limited with locations in Erlanger, KY and Toronto, Canada; the acquisition of the point-of-sale display and packaging businesses of Sailliard S.A. with 10 locations in France; the purchase of substantially all of the assets of Triad Packaging Co., Inc., a manufacturer of corrugated containers in Richmond, VA; and the acquisition of certain tissue converting assets and distribution facilities of Jokel Desarrollos, S.A. de C.V. and Ambitec, S.A. de C.V., both in Mexico. The remaining capital expenditures of $128.7 million in 1996 included: the second phase of the Visalia, CA, manufacturing plant for the Company's Color-Box graphic packaging business; a new consumer graphic packaging manufacturing plant in Pelahatchie, MS; a new custom packing operation in Memphis, TN; and new tissue converting equipment at the Bellemont, AZ, and Greenwich, NY, sites. No other 1996 capital projects were individually material. Capital spending and acquisitions in 1995 were $227.4 million, of which more than 60% were for acquisitions and other growth-related projects. Acquisition costs in 1995 totaled $69.7 million, and included the purchase of the assets of the Flagstaff, AZ, tissue mill, the tissue-converting facility in Greenwich, NY, and the Chicago, IL, tissue mill. The remaining capital expenditures of $157.7 million in 1995 related primarily to the internal expansions of the packaging and kraft businesses. These expenditures included the first phase of the manufacturing plant located in Visalia, CA, for the Company's Color-Box graphic packaging business; additional equipment at the existing Color-Box plant in Richmond, IN; modernization of the North Tonawanda, NY, corrugated container plant; a new tissue converting facility in Bellemont, AZ; and an upgrade of the No. 2 paper machine at the West Point, VA, kraft products mill. Capital spending in 1994 was $71.0 million and included the acquisition of Lawless Holding Corporation, which included five packaging plants. The remaining 1994 expenditures focused primarily on maintenance and reliability of the West Point, VA, kraft products mill.

                                       1994      1995      1996
Graph: Interest Expense                     31.1      30.8      33.9
       (Millions of $)

 Planned capital spending for 1997 is expected to be about $100 million, a level that approximates expected depreciation. Planned initiatives include: new tissue converting equipment at the Bellemont, AZ, and Greenwich, NY, facilities; expansion of the Erlanger, KY, display and packaging plant; and maintenance and reliability projects at the West Point, VA, kraft products mill. These projects are consistent with Chesapeake's strategy of expanding the packaging and tissue businesses, reducing costs, and focusing capital spending on projects that generate a high return on investment. No other 1997 projects are expected to account for more than 5% of the total planned spending. Projected 1997 capital expenditures are expected to be funded with internally generated cash. See Note 13 to the consolidated financial statements for information regarding capital commitments.
Operating Results
1996 vs 1995
      Chesapeake's 1996 net sales were $1,158.6 million, down 6% from 1995's record net sales of $1,233.7 million. Higher shipments for all three business segments, but most significantly the tissue segment, were more than offset by substantially lower selling prices in the kraft products business.

                                       1994      1995      1996
Graph:  Capital Structure
        (Millions of $)
          Long-Term Debt                   364.0     393.6     499.4
          Deferred Taxes                   105.2     118.6     126.9
          Stockholders' Equity             393.3     468.3     469.1


     Net income for 1996 was $30.1 million, or $1.27 a share, down 67% from record net income of $93.4 million, or $3.88 a share, earned in 1995. Earnings for 1996 were unfavorably impacted by lower selling prices in the kraft products segment and costs related to various growth initiatives in the packaging and tissue businesses, offset in part by higher packaging and tissue shipments and lower prices for recovered paper, a major raw material for the tissue and kraft businesses. Earnings for 1995 included a pre-tax gain of $1.8 million, or $0.05 a share after tax, from the sale of the Consumer Products business; a $3.0 million pre-tax, or $0.08 a share after tax, reduction in earnings related to lost production associated with completion of the No.2 paper machine rebuild project at the West Point, VA, kraft products mill; and onetime pre-tax charges of $8.0 million, or $0.21 a share after tax, associated with an enhanced retirement package for certain hourly employees at Chesapeake Paper Products and with certain post-closing obligations related to the sale of Chesapeake's wood treating operations.
     Income from operations for 1996 was $74.3 million, down 54% compared to 1995's $161.3 million. Depreciation increased $13.5 million over the previous year due to higher capital investment. Cost of products sold was down $24.9 million, or 3%, from 1995, but as a percentage of net sales increased to 73% for 1996 compared to 70% for 1995. Gross profit and operating margins were down 4 points and 7 points, respectively, compared to the previous year. Selling, general and administrative expenses in 1996 increased $23.3 million, or 18%, compared to 1995, and were 13% of net sales in 1996, compared to 11% last year.
     Other income (net) in 1996 was $6.7 million, down $4.4 million, as a result of the gains in 1995 on the sale of Consumer Products and the sale of
land that was no longer considered to be of strategic importance.   Interest
expense for 1996, net of $0.3 million of capitalized interest, was $33.9 million. Interest expense for 1995 was $30.8 million, with no interest capitalized during the year. Excluding capitalized interest, interest expense increased $3.4 million due to increased borrowings.
Packaging
     The packaging segment was again the largest in terms of revenue. Overall net sales were up 5% compared to 1995, and up 3% excluding the European acquisition. The domestic point-of-sale display business led the way with a 19% sales increase for the year. For the sixth consecutive year, this segment achieved record shipments, as shipments from domestic operations were up for all three packaging businesses--point-of-sale displays, consumer graphic packaging and corrugated shipping containers.
The packaging segment's EBIT of $22.8 million for 1996 was down 38% from its EBIT of $36.9 million for 1995, as this segment incurred start-up costs related to various growth initiatives. A fourth consumer graphic packaging facility located in Pelahatchie, MS, came on-line during the year, as did a new custom packing facility in Memphis, TN. The Display Division of Dyment Limited, with locations in Erlanger, KY, and Toronto, Canada, was acquired in April, 1996, and in August, 1996, Chesapeake completed the acquisition of Chesapeake Europe S.A., a point-of-sale display and packaging business in France. Growth is anticipated from our specialty packaging businesses as sales and marketing efforts are expanded to effectively utilize the capacity in our new facilities in the U.S. and Europe.

                                       1994      1995      1996
Graph:  Net Cash Provided by
          Operating Activities             103.6     143.7     131.2
        (Millions of $)

Tissue
     Wisconsin Tissue's net sales were a record in 1996, about 20% higher than last year, excluding the sale of the Consumer Products business, which was sold in the latter part of the fourth quarter of 1995. Increased sales from expanded mill and converting operations more than offset the loss of sales attributable to the Consumer Products business. Overall average selling prices changed little from 1995, but tissue shipments of 305,000 tons were 30% higher than last year. Almost 20% of shipments were from new facilities in northern AZ, Chicago, IL, and Greenwich, NY. The Flagstaff, AZ, mill, and the Chicago, IL, mill purchased in May, 1995 and November, 1995, respectively, both operated for a full year in 1996. The converting site at Bellemont, AZ, became fully operational in the first quarter of 1996 and the Greenwich, NY, site, started up in the third quarter of 1996. EBIT for 1996 was a record, up 35% over the previous record set in 1995, and up 38% excluding the Consumer Products business. Costs for recovered paper, a major raw material for this segment, were down considerably from the high prices experienced last year. Tissue converted-product sales growth continues to be strong and above industry growth rates.

                                        1994     1995      1996
Graph:  Total Assets
        (Millions of $)

       Goodwill & Other Assets              95.1      83.8      100.9
       Current Assets                      275.4     281.6      325.8
       Property, Plant & Equipment         646.4     780.9      863.5

Kraft Products
     The kraft products segment, which earned more than $100 million in 1995, experienced an $89 million reduction in EBIT in 1996 to $11.3 million, almost entirely due to reduced market pricing for its products. Earnings for 1995 included the charges related to an enhanced retirement program and the charges related to post closing obligations for the Company's former treated wood business. There were no significant sales of non-strategic land in 1996. Gains on sales were $3.7 million in 1995.
     Earnings of Chesapeake Paper Products Company in 1996 declined significantly from last year, due primarily to weak market conditions. Net sales were 29% lower than the prior year as selling prices were down for all major product lines. Average selling prices were 32% lower than last year, with the largest decline in market pulp. Shipments of 831,000 tons were up 8% from 1995, when production was lost related to a rebuild of the No. 2 paper machine. However, the rebuilt machine has increased production capacity of the West Point, VA, mill by 70,000 tons per year. Shipments of specialty white-top paperboard, which has a higher profit margin than brown paperboard, continued to increase. Prices of recovered paper, a major raw material, dropped significantly compared to 1995, favorably impacting costs by nearly $25 million.
     Earnings of Chesapeake Building Products declined somewhat from 1995's results, as lumber markets were weaker for much of the year. Net sales increased 2% from 1995, as average selling prices were down with shipments up slightly.
1995 vs 1994
      Chesapeake's 1995 net sales were a record $1,233.7 million, up 25% over 1994's net sales of $990.5 million. Higher shipments for the packaging and tissue segments and greatly improved selling prices for most product lines were responsible for the increase. The Company's packaging segment achieved its fifth consecutive year of record shipments in 1995.

                                       1994      1995      1996
Graph:  Capital Expenditures
          and Acquisitions                  71.0               227.4     176.0
        (Millions of $)

    Net income for 1995 was a record $93.4 million, or $3.88 a share, up 2.5 times the $37.6 million, or $1.58 a share, earned in 1994. Earnings for 1995 included: a pre-tax gain of $1.8 million, or $0.05 a share after tax, from the sale of the Consumer Products business; a $3.0 million pre-tax, or $0.08 a share after tax, reduction in earnings related to lost production associated with completion of a paper machine rebuild project at the West Point, VA, kraft products mill; and one-time pre-tax charges of $8.0 million, or $0.21 a share after tax, associated with an enhanced retirement package for certain hourly employees at Chesapeake Paper Products and with certain post-closing obligations related to Chesapeake's former wood treating operations. Included in 1994 earnings was a pre-tax charge of $4.4 million, or $0.12 a share after tax, reflecting a change in the method of accounting for certain inventories in the tissue and packaging segments from the average cost valuation method to the LIFO valuation method. Also included in 1994 results was a pre-tax charge of $4.9 million, or $0.13 a share after tax, associated with an enhanced retirement program for certain salaried employees at Chesapeake Paper Products Company and Chesapeake Forest Products Company.

                                        1994      1995      1996
Graph: Earnings Per Share                    1.58      3.88      1.27
        (Dollars)

     Income from operations for 1995 was $161.3 million, or nearly twice 1994's $81.1 million. Depreciation increased $2.7 million over 1994 due to higher capital spending. Income for 1995 was reduced as a result of lost production associated with the No. 2 paper machine rebuild project. Operating expenses for 1995 and 1994 included one-time charges related to the enhanced retirement programs, while operating expenses for 1994 included the charge relating to the expansion of the LIFO method of valuing certain inventories. Cost of products sold was up $144.2 million, or 20%, from 1994, but as a percentage of net sales dropped to 70% for 1995 compared to 73% for 1994. Gross profit and operating margins for 1995 were up 4 points and 5 points, respectively, compared to 1994. Selling, general, and administrative expenses in 1995 increased $16.1 million, or 14%, compared to 1994, but were 11% of net sales in 1995, compared to 12% in 1994.
     Other income (net) in 1995 was $11.1 million, up $2.9 million from 1994, as a result of the gain on the sale of the Consumer Products business and the sale of land that was no longer considered to be of strategic importance. Interest expense for 1995 was $30.8 million, with no interest capitalized during the year. Interest expense for 1994, net of $0.5 million of capitalized interest, was $31.1 million. Excluding capitalized interest, interest expense decreased $0.8 million.
Packaging
     The packaging segment was the largest in terms of revenue in 1995, as net sales and shipments were at record levels for all three packaging businesses--point-of-sale displays, consumer graphic packaging, and corrugated shipping containers. Higher-margin point-of-sale displays showed the strongest improvement, continuing the momentum begun in 1994. Net sales of point-of-sale displays were up 36% and shipments were up 15% compared to 1994. Overall net sales in 1995 were up 29% compared to 1994. Chesapeake Packaging's EBIT of $36.9 million for 1995 improved 49% from its EBIT of $24.7 million for 1994. Packaging results for 1994 included the change in the method of valuing certain inventories to the LIFO method, which resulted in a pre-tax charge to operations of $0.5 million. The graphic packaging plant at Visalia, CA, which began production late in the second quarter of 1995, was in full operation by the end of the year.

                                        1994     1995      1996
Graph:  Common Stock Price Range
          & Stockholders' Equity
        (Dollars)

       Equity Per Share                     16.56     19.68     20.05
       Common Stock Price Range
             High                           35.88     39.00     31.75
             Low                            22.25     27.50     23.13

Tissue
     Wisconsin Tissue's net sales for 1995 were 23% higher than in 1994 as a result of higher selling prices, an improved product mix for converted products, and strategic growth initiatives. Selling prices were up 16%, while tissue shipments of 235,000 were 8% higher than 1994. EBIT for 1995 was a then-record, up 18% over the previous record set in 1994, despite recovered paper costs adding approximately $30 million in costs compared to 1994. Recovered paper costs moderated during the second half of 1995. The change in the method of valuation of raw materials, work in process, and finished goods inventories of Wisconsin Tissue from the average cost method to the LIFO method resulted in a charge of $3.9 million in 1994. Results of the tissue segment in 1994 were positively impacted by a nonrecurring settlement gain. The Flagstaff, AZ, mill, purchased in May, 1995, successfully began operating in the third quarter, and construction of a tissue converting facility in Bellemont, AZ, was near completion by the end of the year. The acquisition of Chicago Tissue was concluded in November 1995. These acquisitions increased primary tissue production capacity by 90,000 tons per year, or approximately 50%. The Greenwich, NY, facility was acquired in the third quarter of 1995, with plans to operate it as an additional tissue converting plant.
      The Consumer Products business achieved its second positive EBIT in 1995, with net sales increasing to approximately $48 million, up 5% from 1994. During 1995, Chesapeake announced its intention to sell this business. Although many improvements had been made in this business, resulting in profitability in 1994 and 1995, the Company determined it had better strategic alternatives for its capital. The sale of this business to The Fonda Group, Inc. was completed on December 29, 1995.

                                       1994      1995      1996
Graph:   Return on Common
           Stockholders' Equity             10.2%     23.7%      6.4%
      (Percent)

Kraft Products
     EBIT for the kraft products segment was $100.4 million in 1995, compared to $36.1 million in 1994. Earnings for both years included charges related to enhanced retirement programs. Earnings for 1995 also included charges for post-closing obligations related to the Company's former treated wood business. Gains on the sale of land no longer considered to be of strategic importance were $3.7 million in 1995, compared to $0.6 million in 1994.
     Earnings of Chesapeake Paper Products Company in 1995 improved
significantly from 1994, due primarily to higher selling prices.   Net sales
improved 21% over 1994 as selling prices were up for all major product lines. Average selling prices in 1995 were 41% higher than in 1994. The largest gains were in market pulp. Shipments of 769,000 tons were down 10% from 1994 due to lost production associated with a rebuild of the No. 2 paper machine and weaker market conditions near the end of 1995. However, the rebuilt machine increased production capacity of the West Point, VA, mill by 70,000 tons per year. Specialty white top paperboard, which has a higher profit margin than brown paperboard, increased to 90% of the paperboard mix compared to approximately 83% in 1994. Prices of recycled paper, a major raw material, dropped significantly by year-end 1995 from a mid-year peak, but averaged 50% higher in 1995 than in 1994, and added approximately $17.0 million in additional costs compared to 1994.
     Earnings of Chesapeake Building Products in 1995 declined somewhat from 1994's excellent results, as lumber markets were weaker for most of the year. Selling prices and shipments for lumber were down, causing net sales to decline by 9%.
Other
     More information about Chesapeake's businesses is provided under the caption "Business Segment Highlights" and in Note 14 to the consolidated financial statements.
Environmental
   Chesapeake has a strong commitment to protecting the environment. The Company has an environmental audit program to monitor compliance with environmental laws and regulations. The Company is committed to abiding by the environmental, health and safety principles of the American Forest & Paper Association. Each expansion project has been planned to comply with applicable environmental regulations and to enhance environmental protection at existing facilities. The Company faces increasing capital expenditures and operating costs to comply with expanding and more stringent environmental regulations, although compliance with existing environmental regulations is not expected to have a materially adverse effect on the Company's earnings, financial position, or competitive position. See Note 13 to the consolidated financial statements on page 32 for further capital spending information relating to environmental compliance.
     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state "superfund" laws impose liability, without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with a release or threat of a release of hazardous substances into the environment. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways, and properties owned by third parties, as well as to properties currently owned and used by a company even if contamination is attributable entirely to prior owners. Except for the United States Department of Interior, Fish and Wildlife Service ("FWS") claims related to the Fox River discussed below, the Company is not presently named as a PRP at any CERCLA-related sites. However, there can be no assurance that the Company will not be named as a PRP at any other sites in the future, or that the costs associated with additional sites would not be material to the Company's financial position or results of operation.
     In June 1994, the FWS, a federal natural resources trustee, notified Wisconsin Tissue ("WT"), a wholly-owned subsidiary of the Company, that it had identified WT and four other companies located along the lower Fox River in northeast Wisconsin as PRPs for purposes of natural resources liability under CERCLA arising from alleged releases of polychlorinated biphenyls ("PCBs") in the Fox River and Green Bay System. The FWS and other governmental and tribal entities, including the state of Wisconsin, allege that natural resources, including endangered species, fish, birds, tribal lands, or lands held by the United States in trust for various Indian tribes, have been exposed to PCBs that were released from facilities located along the Fox River. The FWS is proceeding with a natural resource damage assessment with respect to the alleged discharges and on January 31, 1997, the FWS notified WT of it intent to file suit, subject to final approval by the Department of Justice, against WT to recover natural resource damages. WT and other PRPs are engaged in negotiations with the parties asserting trusteeship of the natural resources concerning the proposed damage assessment and restoration plans.
     WT and other PRPs are also engaged in discussions with the State of Wisconsin with respect to resolving possible state claims concerning remediation, restoration, and natural resource damages related to the alleged discharge of PCBs into the Fox River and Green Bay System. The PRPs have signed an interim partial settlement with Wisconsin. WT's obligation under the interim settlement would not be material to the Company's financial position or results of operations. Based on presently available information, the Company believes that there are additional parties, some of which may have substantial resources, that may also be identified as PRPs with respect to this matter and could be expected to participate in any final settlement.
     The ultimate cost to WT, if any, associated with this matter cannot be predicted with certainty at this time, due to: the inability to determine the outcome of pending settlement discussions or, if a settlement cannot be reached, WT's share of any multi-party clean-up; the uncertain extent of any contamination; the varying costs of alternative clean-up methods; the evolving nature of clean-up technologies and governmental regulations; the extent to which contribution will be available from other parties; and the scope of potential recoveries from insurance carriers and prior owners of WT. The Company believes that it is entitled to indemnification from a prior owner of WT, pursuant to a stock purchase agreement between the parties, with respect to all liabilities related to this matter. The prior owner has reimbursed WT for out-of-pocket costs and attorneys' fees related to investigation of the matter. The Company believes that the prior owner intends to, and has the financial ability to, honor its indemnification obligation under the stock purchase agreement.
     In March 1995, the United States Environmental Protection Agency ("EPA") issued "Final Guidance" for basin-wide water quality standards pursuant to the Great Lakes Water Quality Agreement between the U.S. and Canada regarding the development of water quality standards for the Great Lakes and their tributaries. The State of Wisconsin is in the process of modifying state regulations to comply with the Final Guidance. Assuming state approval, compliance with the modified state regulations will be required as early as the third quarter of 1997. Based on the regulations as presently proposed by Wisconsin, WT does not anticipate significant capital expenditures or additional operating costs in complying with the modified regulations.
     The EPA has published draft rules under the Clean Water Act and the Clean Air Act which would impose new air and water quality standards for pulp and paper mills (the "Cluster Rules"). The definitive Cluster Rules, when promulgated, are expected to require compliance within three years after the date of adoption. The rules as currently proposed would primarily affect the Company's bleached kraft products mill in West Point, VA. Based on the Company's preliminary estimates, if the Cluster Rules were adopted in substantially the form currently proposed, compliance would require capital expenditures totaling not more than approximately $55.0 million at the Company's two largest paper mills located in West Point, VA, and Menasha, WI. The eventual capital expense impact on the Company of compliance with the definitive Cluster Rules is not presently determinable and will depend on a number of factors, including: the scope of the standards imposed and time permitted for compliance; the Company's strategic decisions related to compliance, including potential changes in product mix and markets; and developments in compliance technology. The additional effect, if any, on the Company's business of compliance with the definitive Cluster Rules will depend on a number of other factors, including: the domestic and international competitive effects of compliance; and the effect of evolving consumer demands related to environmental issues on the Company and its competitors.
     Chesapeake operates under, and believes that it is in substantial compliance with, the terms of various air emission and water and effluent discharge permits and other environmental regulations.
      The "Financial Review" may include "forward-looking statements" that involve risks and uncertainties. Political, climatic, currency, regulatory, technological, competitive, and other factors could cause actual results to differ materially from those anticipated in the forward-looking statements. Additional information regarding these risk factors and uncertainties is detailed from time to time in Chesapeake Corporation's SEC filings.

                    OPERATING MANAGERS AND LOCATIONS
                      (as of December 31, 1996)





KRAFT PRODUCTS
CHESAPEAKE PAPER PRODUCTS COMPANY
  Thomas Blackburn
    West Point, VA

CHESAPEAKE FOREST PRODUCTS COMPANY
  Thomas Blackburn
   Jack C. King
    West Point, VA
     Pocomoke City, MD
     Elizabeth City, NC
     Keysville, VA
  Chesapeake Building Products Company
       Princess Anne, MD
       Keysville, VA
       Milford, VA
       West Point, VA


TISSUE
WISCONSIN TISSUE MILLS INC.
  William A. Raaths
       Menasha, WI
        Bellemont, AZ
        Flagstaff, AZ
        Chicago, IL
        Greenwich, NY
        Neenah, WI

WISCONSIN TISSUE de MEXICO, S.A. de C.V.
  Alberto Navarro Bori
       Mexico, D.E.*
        Guadalajara*
        Monterrey
        Puebla*

PACKAGING
SPECIALITY PACKAGING & MERCHANDISING SERVICES
    Andrew J. Kohut
    Chesapeake Display and Packaging Company
       George F. Barnes
         Winston-Salem, NC
          Marion, IA
          Erlanger, KY
          Rural Hall, NC*
          Pennsauken, NJ*
          Sandusky, OH*
          Memphis, TN*
          Toronto, Ontario, Canada
    Color-Box, Inc.
       Jack L. Creech
         Richmond, IN
          Visalia, CA
          Pelahatchie, MS
          Buffalo, NY
   Chesapeake Europe S.A. (France)
      Vincent W. Hockett
         Noisy-le-Grand
          Chesapeake Coffrets
           Ezy sur Eure
           Noisy-le-Grand
          Linea
           Angouleme*
          Plastiphane
           Migennes
          Raab-Pige
           Avallon
           Noisy-le-Grand
           St. Pierre des Corps
           Ussel
          Sailliard PLV
           Noisy-le-Grand
           Rosny sous Bois

   Chesapeake Packaging Co.
       Robert F. Schick
        Edward R. Badyna
            Binghamton, NY
            Scranton, PA
       Anthony S. Brozna
            Richmond, VA
       Edward P. Godsey
            Baltimore, MD
       John A. Goodloe
            Roanoke, VA
       Wesley N. Herman
            Le Roy, NY
            North Tonawanda, NY
            Scotia, NY
       Terry R. Jenkins
            St. Anthony, IN
            Louisville, KY
       Ronald J. Marchewka
            Madison, OH



LAND DEVELOPMENT
  Joel K. Mostrom
     Delmarva Properties, Inc.
         West Point, VA*
    Stonehouse Inc.
         Williamsburg, VA*


Corporate Headquarters
1021 East Cary Street, Box 2350
Richmond, VA  23218-2350*
804/697-1000


* Leased real property