Form 10-K405, Exhibit 13
period 1997-12-31
CHESAPEAKE CORP /VA/
filed 1998-03-30
CIK 19731

                                             Exhibit 13.1















                              Portions of the
                           CHESAPEAKE CORPORATION
                        Annual Report to Stockholders
                    For the year ended December 31, 1997

RECENT QUARTERLY RESULTS




                                         Income(loss)
                                         Before
                                         Extra-           Net
                 Net        Gross         ordinary        Income
Quarter          Sales      Profit       Item            (loss)
--------------------------------------------------------------------
      (Dollar amounts in millions except per share amounts)
--------------------------------------------------------------------
 1995:
  First        $  291.1     $ 70.5          $20.8           $20.8
  Second          315.1       71.4           18.5            18.5
  Third           330.8       82.6           29.9            29.9
  Fourth          296.7       67.7           24.2            24.2
                -------      -----          -----           -----
   Year        $1,233.7     $292.2          $93.4           $93.4
               ========     ======          =====           =====

1996:
  First        $  277.7     $ 53.8          $ 7.9           $ 7.9
  Second          276.6       51.5            3.9             3.9
  Third           309.3       62.8            9.5             9.5
  Fourth          295.0       60.4            8.8             8.8
                -------      -----          -----           -----
   Year        $1,158.6     $228.5          $30.1           $30.1
               ========     ======          =====           =====

1997:
  First        $  294.5     $ 44.2          $(3.5)          $(3.5)
  Second          264.3       43.2           37.1*           34.8*
  Third           233.7       53.9            9.7             9.7
  Fourth          228.5       57.6            7.6             7.6
               --------     ------           ----            ----
   Year        $1,021.0     $198.9          $50.9*          $48.6*
               ========     ======          =====           =====

                                          Per Share
               -----------------------------------------------------------------


               Earnings(loss)
               Before
               Extra-
                ordinary      Earnings
               Item           (loss)             Dividends     Stock Price
Quarter        Basic  Diluted Basic  Diluted     Declared    High       Low
-------------------------------------------------------------------------------
                    (Dollar amounts in millions except per share amounts)
-------------------------------------------------------------------------------
1995:
  First       $ 0.87  $ 0.87   $ 0.87   $ 0.87       $0.18    $34.25    $28.50
  Second        0.78    0.77     0.78     0.77        0.20     33.75     28.50
  Third         1.25    1.24     1.25     1.24        0.20     39.00     30.75
  Fourth        1.01    1.01     1.01     1.01        0.20     35.38     27.50
                                                     -----
   Year         3.92    3.88     3.92     3.88       $0.78
                                                     =====
1996:
  First       $ 0.33  $ 0.33   $ 0.33   $ 0.33       $0.20    $30.50    $25.25
  Second        0.17    0.17     0.17     0.17        0.20     30.50     25.25
  Third         0.41    0.40     0.41     0.40        0.20     27.63     23.13
  Fourth        0.38    0.37     0.38     0.37        0.20     31.75     26.50
                                                     -----
   Year         1.28    1.27     1.28     1.27       $0.80
                                                     =====
1997:
  First       $(0.15) $(0.15)  $(0.15)  $(0.15)      $0.20    $32.50    $27.13
 Second         1.58*   1.56*    1.48*    1.46*       0.20     36.00     27.25
  Third         0.41    0.41     0.41     0.41        0.20     36.50     29.94
  Fourth        0.34    0.34     0.34     0.34        0.20     36.75     31.44
                                                     -----
   Year         2.20*   2.18*    2.10*    2.08       $0.80
                                                     =====

* Includes after-tax gain of $49.1 million, or $2.07 per share, on the sale of the West Point Mill and four box plants to St. Laurent Paperboard (U.S.) during the second quarter of 1997.

                    REPORT OF INDEPENDENT ACCOUNTANTS




To the Stockholders and Board of Directors
Chesapeake Corporation:

     We have audited the accompanying consolidated balance sheet of Chesapeake Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chesapeake Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                           /s/ Coopers & Lybrand L.L.P.

Richmond, Virginia
January 22, 1998, except for
the fifth paragraph of Note 8,
as to which the date is February 10, 1998

                    CHESAPEAKE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEET

<OPTION>


                                                            December 31,
                                                         1997        1996
                                                         ----        ----
                                                            (In millions)
ASSETS
Current assets:
     Cash and cash equivalents                         $  73.3     $    9.8
     Accounts receivable, net                            111.8        153.9
     Inventories                                          98.8        134.4
     Deferred income taxes                                17.8         16.5
     Other                                                 6.6          6.2
                                                       -------     --------
          Total current assets                           308.3        320.8
                                                       -------     --------

Property, plant, and equipment:
     Plant sites and buildings                           160.6        197.1
     Machinery and equipment                             632.7      1,342.9
     Construction in progress                             25.3         40.0
                                                       -------     --------
                                                         818.6      1,580.0
     Less accumulated depreciation                       350.1        756.3
                                                       -------     --------
                                                         468.5        823.7

     Timber and timberlands                               39.8         39.8
                                                       -------     --------
          Net property, plant, and equipment             508.3        863.5
                                                       -------     --------
Other assets                                              96.4        105.9
                                                       -------     --------
                                                       $ 913.0     $1,290.2
                                                       =======     ========


                                                            December 31,
                                                        1997         1996
                                                           (In millions)

LIABILITIES AND STOCKHOLDERS' EQUITY

   Current liabilities:
    Accounts payable and accrued expenses                 $126.6    $  150.3
    Current maturities of long-term debt                      .6         3.9
    Dividends payable                                        4.3         4.7
    Income taxes payable                                     1.9         0.6
                                                           -----      ------
       Total current liabilities                           133.4       159.5
                                                           -----      ------
Long-term debt                                             264.3       499.4
                                                           -----      ------
Other long-term liabilities                                  5.8         7.3
                                                           -----      ------
Postretirement benefits other
 than pensions                                              19.1        28.0
                                                           -----      ------

Deferred income taxes                                       68.4       126.9
                                                           -----      ------

Stockholders' equity:
    Common stock, $1 par value;
      authorized, 60 million shares;
      outstanding, 21.3 million and
       23.4 million shares                                  21.3        23.4
    Additional paid-in capital                              26.4        97.2
         Foreign currency translation adjustment            (2.8)        -
         Other                                              (1.7)        -
         Retained earnings                                 378.8       348.5
                                                           -----      ------

                                                           422.0       469.1
                                                          ------     -------
                                                          $913.0    $1,290.2
                                                        ========    ========

The accompanying Notes to Consolidated Financial Statements are part of the financial statements.

                    CHESAPEAKE CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                                            For the years ended December 31,
                                                 1997         1996      1995
                                          (In millions except per share data)
Income:

    Net sales                                  $1,021.0     $1,158.6  $1,233.7

    Costs and expenses:
      Cost of products sold                       749.8        843.0     867.9
      Depreciation and cost of timber
       harvested                                   72.3         87.1      73.6
      Selling, general, and administrative
       expenses                                   160.5        154.2     130.9
    Restructuring/special charges                  18.9          -         -
                                               --------       ------    ------
        Income from operations                     19.5         74.3     161.3

      Gain on sale of businesses                   86.3          -         1.8
    Other income, net                               1.4          6.7       9.3
                                               --------       ------    ------
        Income before interest, taxes,
          and extraordinary item                  107.2         81.0     172.4

    Interest expense, net                         (22.0)       (33.9)    (30.8)
                                               --------       ------    ------
        Income before taxes and
           extraordinary item                      85.2         47.1     141.6

    Income taxes                                   34.3         17.0      48.2
                                               --------       ------    ------
        Income before extraordinary item           50.9         30.1      93.4
     Extraordinary item, net of income taxes       (2.3)         -         -
                                               --------      -------   -------
        Net income                             $   48.6      $  30.1   $  93.4
                                               ========      =======   =======
    Basic earnings per share:
        Earnings before extraordinary
          item                                 $   2.20      $  1.28   $  3.92
        Extraordinary item, net of income
          taxes                                    (.10)         -         -
                                               --------      -------   -------
        Earnings                               $   2.10      $  1.28   $  3.92
                                               ========      =======    =======
    Diluted earnings per share:
        Earnings before extraordinary
          item                                 $   2.18      $  1.27   $  3.88
        Extraordinary item, net of income
          taxes                                    (.10)         -         -
                                               --------      -------   -------
        Earnings                               $   2.08      $  1.27   $  3.88
                                               ========      =======   =======

                   CHESAPEAKE CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                                            For the years ended December 31,
                                                 1997         1996      1995
                                          (In millions except per share data)


    Retained earnings:
      Balance, beginning of year               $  348.5      $ 337.2   $ 262.4
      Net income                                   48.6         30.1      93.4
      Cash dividends declared per share,
      $0.80 in 1997 and 1996, and
      $0.78 in 1995                               (18.3)       (18.8)    (18.6)
                                               --------      -------    ------
        Balance, end of year                   $  378.8      $ 348.5   $ 337.2
                                               ========      =======   =======

    The accompanying Notes to Consolidated Financial Statements are part of the financial statements.

                     CHESAPEAKE CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF CASH FLOWS

                                           For the years ended December 31,
                                                   1997      1996      1995
                                                         (In millions)
Operating activities:
  Net income                                       $ 48.6    $ 30.1    $ 93.4
  Adjustments to reconcile net income to net cash
    (used in) provided by operating activities:
      Depreciation, cost of timber harvested,
        and amortization of intangibles              75.8      90.2      75.8
      Deferred income taxes                         (59.8)      7.8      11.6
      (Gains) losses on sales of property,
         plant, and equipment, net                    (.2)                0.5      (5.6)
      Gain on sale of businesses                    (86.3)      -      (1.8)
      Restructuring/special charges                  18.9       -         -
      Changes in operating assets and
         liabilities, net of acquisitions
          and dispositions:
           Accounts receivable, net                  (6.3)     12.8     (22.6)
           Inventories                               (2.6)    (10.8)    (29.0)
           Other assets                             (18.8)     (5.0)      8.4
           Accounts payable and accrued expenses     (4.0)      6.9      12.6
           Income taxes payable                       1.2      (2.8)     (2.3)
           Other payables                             2.1       1.5       3.2
                                                    -----     -----     -----
  Net cash (used in) provided by operating
   activities                                       (31.4)    131.2     143.7
                                                    -----     -----     -----
Investing activities:
  Purchases of property, plant, and equipment       (68.2)   (128.8)   (157.7)
  Acquisitions                                         -      (47.2)    (69.7)
  Proceeds from sales of property, plant,
      and equipment                                   1.7       3.3       7.4
  Proceeds from sale of businesses                  491.0       -        28.9
  Other                                                -        -         6.7
                                                    -----    -----     ------
  Net cash provided by(used in)investing
      activities                                    424.5    (172.7)   (184.4)
                                                   ------    ------    ------
Financing activities:
  Net borrowings (payments) on credit lines        (179.0)     84.7     100.0
  Payments on long-term debt                        (66.7)    (15.2)    (71.7)
  Proceeds from long-term debt                        8.5      11.5       1.2
  Proceeds from issuances of common stock             1.5       0.1       2.2
  Purchases of outstanding common stock             (79.4)    (16.0)     (5.6)
  Dividends paid                                    (18.7)    (18.9)    (18.1)
  Other                                               4.2      (0.1)      0.9
                                                   ------    ------    ------
  Net cash (used in) provided by financing
    activities                                     (329.6)     46.1       8.9
                                                   ------    ------    ------
    Increase (decrease) in cash and
     cash equivalents                                63.5       4.6     (31.8)
  Cash and cash equivalents
     at beginning of year                             9.8       5.2      37.0

  Cash and cash equivalents at end of year         $ 73.3     $ 9.8     $ 5.2
                                                   ======     =====     =====

The accompanying Notes to Consolidated Financial Statements are part of the financial statements.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     d. Property, Plant, and Equipment: Property, plant, and equipment, except timber and timberlands, are stated at cost. Timber and timberlands are stated at cost net of the accumulated cost of timber harvested. The costs of major rebuilds and replacements of plant and equipment are capitalized, and the costs of ordinary maintenance and repairs are charged to income as incurred. When properties are sold or retired, their costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are reflected in income. Assets are periodically reviewed for impairment based on evaluation of expected future cash flows.

     e. Depreciation: Depreciation for financial reporting purposes is computed principally by the straight-line method, based on the following estimated useful lives of the assets:

                 Building and improvements               10 - 40 years
                 Machinery and equipment                  5 - 20 years
                 Furniture and fixtures                   3 - 10 years

     f. Cost of Timber Harvested: Cost of timber harvested is computed on quantities cut from individual Company-owned tracts based on costs and estimated volumes of recoverable timber.

     g. Income Taxes: The Company defers to future periods the income tax effects resulting from temporary differences (principally benefit accruals and depreciation) between the financial and income tax basis of assets and liabilities.

     h. Earnings Per Share: During 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which requires the dual presentation of basic EPS and diluted EPS. Basic EPS is based on the weighted average number of outstanding common shares for the period (23,148,978 in 1997; 23,527,594 in 1996; and 23,824,350 in 1995). Diluted EPS adjusts the weighted average for the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in earnings (23,360,129 in 1997; 23,644,843 in 1996; and 24,050,719 in 1995).

          Differences between historical quarterly EPS amounts, reported on a primary EPS basis, and amounts now reported as basic or diluted are $.01 per share or less.

     i. Stock-Based Compensation: During 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This standard defines a "fair-value-based" method of accounting for stock option plans and similar equity instruments, but also allows for continued use of Accounting Principles Board ("APB") Opinion No. 25 to account for these plans and instruments, provided that financial statements include pro forma disclosure as if the fair value method had been adopted. APB No. 25 measures compensation cost using the intrinsic-value-based method. The Company has elected to continue to use APB No. 25 and provide pro forma disclosures.

     j. Other: Goodwill, the cost in excess of estimated fair value of identifiable assets of acquired businesses (net of $16.4 million and $13.8 million accumulated amortization at year-end 1997 and 1996, respectively), is being amortized on a straight-line basis over 40 years or less. During 1997, goodwill was reduced by $5.5 million for restructuring write-offs and by $5.4 million due to sale of businesses. The Company reviews goodwill annually for impairment based on expected future cash flows. Research and development costs, not significant in amount, are charged to income as incurred.

     k. Risks and Uncertainties: Chesapeake operates in three business segments--Tissue, Specialty Packaging, and Forest Products/Land Development--which offer a diversity of products over a broad geographic base. The Company is not dependent on any single customer, group of customers, market, geographic area, or supplier of materials, labor, or services. Financial statements include, where necessary, amounts based on the judgments and estimates or services. Financial statements include, where necessary, amounts based on the judgments and estimates of management. These estimates include allowances for bad debts, accruals for landfill closing costs, inventories, environmental remediation costs, loss contingencies for litigation, self-insured medical and workers compensation insurance, income taxes, and determinations of discount and other rate assumptions for pensions and post-retirement benefit expenses. Actual results could differ from these estimates.

     l.    Fair Value of Financial Instruments and Risk Concentrations:
           The carrying amounts of temporary cash investments, trade receivables, and trade payables approximate fair value because of the short maturity of the instruments. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments in high quality financial instruments and, by policy, limits the amount of credit exposure related to any one instrument. Concentrations of credit risk in regard to trade receivables are limited due to the large number of customers and their dispersion across different industries and geographic areas. The Company has no material derivative instruments or transactions outstanding as of the end of 1997.

      m. New Accounting Standards: During 1997, the Financial Accounting Standards Board ("FASB") issued several new pronouncements, including standards on information about capital structure, comprehensive income, and business segment reporting. These standards are not expected to have a material impact on the Company's financial statements.

      n. Foreign Currency Transactions: Foreign currency transactions and financial statements of foreign subsidiaries are translated into U.S. dollars at prevailing or current rates, respectively, except for revenue, costs, and expenses, which are translated at average current rates during each reporting period. Gains and losses resulting from foreign currency transactions are included in income currently.

2.   Divestitures and Acquisitions

         On May 23, 1997, the Company completed the sale to St. Laurent Paperboard (U.S.) Inc. ("St. Laurent (U.S.)"), a wholly-owned subsidiary of St. Laurent Paperboard Inc. ("St. Laurent")(Toronto and Montreal:
     SPI), of: (i) the sole membership interest in Chesapeake Paper Products Company LLC (successor to Chesapeake Paper Products Company ("CPPC")), a wholly-owned subsidiary of the Company which, as of the closing date, owned and operated the Company's kraft products mill located in West through a subsidiary substantially all of the assets of four of the Company's corrugated box plants; and (iii) all of the capital stock of Chesapeake Fiber Company which, as of the closing date, owned and operated directly or through a subsidiary certain assets related to the West Point Mill's wood procurement operations. The four box plants involved in the transaction are located in Richmond, VA; Roanoke, VA; Baltimore, MD; and North Tonawanda, NY.

         The purchase price of approximately $500 million was paid in cash at closing, with a post-closing purchase price adjustment of approximately $10 million paid to the buyer. The transaction resulted in a pre-tax gain for Chesapeake of $86.3 million ($49.1 million after-tax, or $2.07 a share), which was recorded in the second quarter of 1997. Chesapeake used approximately $250 million of the net after-tax proceeds to reduce debt, $79.4 million of the net after-tax proceeds to repurchase its common stock, and plans to use the remainder of the net after-tax proceeds for further repurchases of its common stock and to finance growth opportunities internally and through acquisitions.

         Chesapeake retained ownership of its 325,000 acres of timberlands following the transaction, and entered into a 15-year agreement with St. Laurent Forest Products Corp., a wholly-owned subsidiary of St. Laurent (U.S.), to supply the West Point Mill with a substantial portion of its virgin fiber requirements at market prices. St. Laurent Paper Products Corp. and St. Laurent Packaging Corp., each wholly-owned subsidiaries of St. Laurent (U.S.), entered into five-year agreements with Chesapeake to supply Chesapeake's remaining packaging operations with a portion of their liner board, corrugating medium, and corrugated sheet requirements.

         Chesapeake has agreed to indemnify St. Laurent and St. Laurent (U.S.) against losses incurred by them which are attributable to any breach of a representation, warranty, or covenant made by Chesapeake in the Purchase Agreement, provided notice is given to Chesapeake within the applicable survival period specified therein.

         In December, 1995, the Company sold its consumer tissue business, Chesapeake Consumer Products Company, to The Fonda Group, Inc.

         In February, 1998, Chesapeake Packaging Co. purchased substantially all of the assets, and assumed certain liabilities, of Rock City Box Co., Inc., of Utica, NY. This operation manufactures corrugated containers, trays, and pallets, as well as wood and foam packaging products.

     Packaging segment acquisitions during 1996 included the April purchase of substantially all of the assets associated with the Display Division of Dyment Limited, with locations in Erlanger, KY, and Toronto, Canada; and the August purchase of the point-of-sale display and packaging business of Sailliard S.A., with 10 locations in France. In December, 1996, the tissue converting assets of Jokel Desarrollos, S.A. de C.V. and Ambitec, S.A. de C.V., both in Mexico, were acquired and are included in the Tissue segment.

          Acquisitions completed in 1995 were all in the Tissue segment and were comprised of the May purchase of the assets of the Flagstaff, AZ, mill of Orchids Paper Products Company; the November purchase of the Chicago, IL, mill of Chicago Tissue Company, L. P., and the purchase of a tissue-converting facility in Greenwich, NY.

3.   Inventories

     Year-end inventories consist of:

                                               1997      1996     1995
                                                    (In millions)
         Finished goods                        $ 26.7    $ 44.1    $ 33.7
         Work in process                         36.2      35.9      33.3
         Materials and supplies                  35.9      54.4      45.5
                                               ------    ------    ------
             Totals                            $ 98.8    $134.4    $112.5
                                               ======    ======    ======

         Inventories determined by the LIFO method, included in the above, totaled (in millions) $46.0 for 1997, $75.7 for 1996, and $63.7 for 1995, or $5.3, $5.1, and $16.2 less than the respective amounts of such inventories stated at lower of cost or market.


4.   Long-Term Debt

     Long-term debt at year-end consists of:

                                                          1997      1996
                                                           (In millions)
     Notes payable - banks (unsecured):
            Credit lines, interest 3.86% to 6.00%           $ 8.7    $187.7
            Term loan, interest 5.15%, due 2002               8.3       -
            Term loan, interest 6.78%, due 2000               -        25.0

         Unsecured notes:

            5.25% notes, due 1997                             -         9.0

            10.375% notes, due 2000                          55.0      55.0

            9.875% notes, due 2003                           33.6      60.0

            7.20% notes, due 2005                            85.0      85.0

         Industrial development authority
           obligations:

            6.375% to 6.875% notes, due 1998-2003             5.8       5.9

            6.25% to 6.375% notes, due 2019                  50.0      50.0

            6.21% notes, due 2021                            10.0      10.0

         Other debt                                           8.5      15.7
                                                           ------    ------
                   Totals                                   264.9     503.3

         Less current maturities                               .6       3.9
                                                           ------    ------
                                                           $264.3    $499.4
                                                           ======    ======

         Principal payments on long-term debt (excluding credit lines and capital leases) for the next five years are (in millions): 1998 $0.1; 1999 $3.4; 2000 $55.8; 2001 $.8; and 2002 $9.1.

         The Company maintains credit lines with several banks, domestically and internationally, maturing in 2000-2002, under which it can borrow up to $68 million at interest rates not to exceed LIBOR plus 0.275%. Nominal facility fees are paid on the credit lines. Other lines of credit totaling $105 million are maintained with several banks on an uncommitted basis.

         Certain loan agreements include provisions permitting the holder of the debt to require the Company to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership. In addition, various loan agreements contain provisions that restrict the disposition of certain assets, require the Company to maintain a ratio of long-term debt to total capital not in excess of 60%, and to meet an annual cash flow test. During 1997, the Company used proceeds from the sale of businesses to reduce credit line borrowings by $179.0 million and long-term debt by $66.7 million. The reduction of long-term debt included certain repurchases of debt that resulted in an extraordinary loss of $2.3 million after tax.

          Interest expense is net of capitalized interest of $0.2 million and $0.3 million for 1997 and 1996, respectively. No interest was capitalized in 1995.

          The Company has estimated the fair value of long-term debt for 1997 to be $282.8 million, or 7% higher than the book value of $264.3 million. For 1996, the Company estimated the fair value of long-term debt to be $515.9 million, or 3% higher than the book value of $499.4 million. The fair value is based on the quoted market prices for similar issues or current rates offered for debt of the same or similar maturities.

5.   Income Taxes
     The provision for income taxes consists of:

                                                1997     1996      1995
                                                      (In millions)
        Currently payable:
          Federal                                $85.7    $ 9.4     $32.7
          State                                    8.6     (0.2)      2.8
          Foreign                                  0.1      -         -
                                                  ----      ----      ----
              Total current                       94.4       9.2      35.5
                                                  ----      ----      ----
        Deferred:
          Federal                                (52.9)      7.4      12.5
          State                                   (7.1)      1.1       0.2
           Foreign                                (0.1)     (0.7)      -
                                                  -----    -----     -----
              Total deferred                     (60.1)      7.8      12.7
                                                 -----     -----     -----
                 Total income taxes              $34.3     $17.0     $48.2
                                                 =====     =====     =====


        Significant components of the year-end deferred income tax assets and liabilities are:

                                                    1997           1996
                                                       (In millions)

      Postretirement medical benefits                $  7.2        $ 10.8
      Workers compensation accruals                     3.3           3.2
      Tax carryforward benefits                         3.9           4.0
      Valuation allowance                              (2.6)         (2.3)
      Other                                            15.3          16.0
                                                     ------        ------
      Deferred tax assets                              27.1          31.7
                                                     ------        ------

      Accumulated depreciation                        (70.1)       (133.3)
      Pension accruals                                 (6.3)         (7.5)
      Other                                            (1.3)         (1.3)
                                                     ------        ------
        Deferred tax liabilities                      (77.7)       (142.1)
                                                     ------        ------
        Net deferred taxes                           $(50.6)      $(110.4)
                                                     ======       =======

      Classified in balance sheet as
      Current assets                                 $ 17.8       $  16.5
      Long-term liabilities                           (68.4)       (126.9)
                                                     ------       -------
             Net deferred taxes                      $(50.6)      $(110.4)
                                                     ======       =======

The valuation allowance primarily relates to state income tax credit carryforwards that expire from 2001 through 2010.

          The differences between the Company's effective income tax rate and the statutory federal income tax rate are:

                                                 1997     1996      1995
     Federal income tax rate                      35.0%   35.0%     35.0%

     State income tax, net of federal
       income tax benefit                          0.8     1.2       1.4

     Goodwill and other purchase
       accounting adjustment                       4.7     1.1       0.2

     Other, net                                   (0.2)   (1.2)     (2.6)
                                                  ----     ----     ----
     Consolidated effective income
        tax rate                                  40.3%   36.1%     34.0%
                                                  ====     ====     ====


     The Company's intention is to permanently reinvest the undistributed earnings of its foreign subsidiaries. Computation of the potential deferred taxes associated with these undistributed earnings is not practicable.


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued


6.   Employee Retirement Plans

          The Company maintains several noncontributory defined benefit retirement plans covering substantially all U.S. and foreign employees. Pension benefits are based primarily on the employees' compensation and/or years of service. Annual pension costs are actuarially determined, and the domestic plans are funded with sufficient assets to meet future benefit payment and regulatory requirements. Foreign plans are funded in accordance with local practices. The net periodic pension cost includes amortization of prior service costs over periods of the greater of 15 years or the average remaining employee service period.

          Assumptions used in determining the net domestic pension credit (based on beginning-of-the-year assumptions) for 1997, 1996, and 1995 and related pension obligations (based on year-end assumptions) as of October 1 were:

                                               1997      1996      1995

           Discount rate                        7 1/4%    7 3/4%    7 3/4%

           Increase in future
            compensation levels                 4 3/4     4 3/4     4 3/4

           Long-term rate of return
            on assets                           9 1/2     9 1/4     9 1/4


           The following table, based on actuarial valuations as of October 1, 1997 and 1996, sets forth the plans' funded status and amounts recognized in the Company's consolidated financial statements for 1997 and 1996, including the effect of the transfer of certain plan assets to St. Laurent(U.S.) in December, 1997:

                                                         1997      1996
                                                         (In millions)
      Accumulated benefit obligation:
          Vested benefits                                $ 82.5    $103.8
          Nonvested benefits                                7.1      12.2
                                                         ------    ------
                  Totals                                   89.6     116.0

           Effect of projected future
            salary increases                               13.1      21.1
                                                         ------    ------
           Projected benefit obligation
            for service rendered to date                  102.7     137.1

           Plan assets at fair value,
            primarily corporate equity and
            debt securities                               113.3     158.2
                                                          -----     -----
           Plan assets in excess of projected
            benefit obligation                             10.6      21.1

           Unrecognized net (gain) loss from past
            experience different from that assumed
            and effects of changes in assumptions            .1      (2.2)

           Unrecognized net asset at beginning of
            plan year being amortized principally
            over 17 years                                  (3.8)     (9.2)
                                                          -----     -----
           Prepaid pension cost recognized in Other
            assets                                       $  6.9     $ 9.7
                                                         ======     =====

          The components of the net pension cost (credit) for 1997, 1996, and 1995 are as follows:

                                              1997      1996      1995
                                                   (In millions)
          Service cost - benefits
           earned during the period           $  4.0    $  4.9    $  3.9

          Interest cost on
           projected benefit obligation          8.3       9.4       8.2

          Actual return on plan assets         (31.4)    (18.6)    (22.1)

          Net amortization and deferral         20.2       5.4       9.4
                                              ------    ------    ------
          Net pension cost (credit)           $  1.1    $  1.1    $ (0.6)
                                              ======    ======    ======


          In the second quarter of 1997, Chesapeake sold the West Point Mill, four box plants, and other related assets to St. Laurent (U.S.). This transaction resulted in a pre-tax charge of approximately $11.0 million related to pension settlement, offset in part by a pre-tax curtailment gain of approximately $10.0 million.

          In the third quarter of 1997, Wisconsin Tissue Mills Inc. ("WT") implemented an enhanced retirement program for certain hourly employees which resulted in a pre-tax charge of approximately $1.3 million.

          In the second quarter of 1995, CPPC implemented an enhanced retirement program for certain hourly employees at its West Point Mill which resulted in a pre-tax charge of approximately $3.1 million related to pensions.

7.   Postretirement Benefits Other Than Pensions

          The Company provides certain health care and life insurance benefits to certain hourly and salaried employees who retire under the provisions of the Company's retirement plans. The Company does not pre-fund these benefits.

          During 1997, Chesapeake sold the West Point Mill, four box plants, and other related assets to St. Laurent (U.S.) resulting in a decrease to the postretirement benefit liability and pre-tax curtailment gain of $9.8 million. Also during 1997, WT implemented an enhanced retirement program for certain hourly employees. A service cost of $.3 million was related to this program. During 1995, CPPC implemented enhanced retirement programs for certain hourly employees. A service cost of $1.6 million was related to the 1995 program. The components of postretirement benefits expense for 1997, 1996, and 1995 are as follows:

                                                  1997     1996     1995
                                                       (In millions)
     Service cost-benefits
      earned during the period                     $1.1      $1.1     $2.4
     Interest cost on accumulated
      postretirement benefit obligation             1.8       2.1      2.3
     Amortization of net loss                        -        -        0.2
                                                   ----      ----     ----
     Net postretirement benefit cost               $2.9      $3.2     $4.9
                                                   ====      ====     ====


          The following table sets forth the accumulated postretirement benefit obligation recognized in the Company's consolidated balance sheet as of December 31, 1997 and 1996.

                                                         1997      1996
                                                          (In millions)
     Retirees                                             $14.3     $19.6
     Fully eligible active plan participants                3.8       5.0
     Other active plan participants                         3.1       5.1
                                                          -----     -----

       Accumulated postretirement benefit
        obligation                                         21.2      29.7
     Unrecognized prior service cost                        -        (0.1)
     Unrecognized net loss                                 (2.1)     (1.6)
                                                          -----     -----
       Accrued postretirement benefit
        obligation                                        $19.1     $28.0
                                                          =====     =====

          The assumed health care cost trend rate used in measuring future benefit costs was 11% in 1995, 10% in 1996, and 9% in 1997, gradually declining to 5.25% by 2003 and remaining at that level thereafter. A 1% increase or decrease in this annual trend rate would change the accumulated postretirement benefit obligation at December 31, 1997, by $1.4 million and the 1997 postretirement benefit expense by $.2 million. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1997 and 7.75% in 1996 and 1995 and the assumed rate of increase in future compensation levels was 4.75% in 1997, 1996, and 1995.

8.  Capital Stock and Additional Paid-In Capital

        Changes in common stock and additional paid-in capital during 1995, 1996, and 1997 were:

                                               Common Stock
                                           -----------------------
                                                                   Additional
                                                        Aggregate  Paid-In
                                            Shares      Par Value  Capital
                                           --------     ---------  ----------
                                               (Dollar amounts in millions)
    Balances, January 1, 1995              23,753,706      $23.8       $107.1

    Issuances of shares:
      Employee stock plans                    231,327        0.2          4.7

    Purchases of shares                      (192,600)      (0.2)        (5.4)

    Other                                           -         -           0.9
                                           ----------      -----       ------
    Balances, December 31, 1995            23,792,433       23.8        107.3

    Issuances of shares:
      Employee stock plans                    195,748        0.2          5.3

      Purchases of shares                    (590,044)     (0.6)        (15.4)
                                           ----------      ----         -----
      Balances, December 31, 1996          23,398,137       23.4         97.2

      Issuances of shares:
        Employee stock plans                  253,233        0.2          6.3

      Purchases of shares                  (2,321,138)     (2.3)        (77.1)
                                           ----------     -----         -----
      Balances, December 31, 1997          21,330,232      $21.3        $26.4
                                           ==========      =====        =====

           During the year, in accordance with board of directors authorizations, the Company repurchased, in open market and privately negotiated transactions, and immediately retired 2,321,138 shares of its common stock for an aggregate purchase price of $ 79.4 million.

           In addition to its common stock, the Company's authorized capital includes 500,000 shares of preferred stock ($100 par), of which 100,000 shares are designated as Series A Junior Participating Preferred Stock ("Series A Preferred"). There were no preferred shares outstanding during the three years ended December 31, 1997.

           Under the terms of a shareholder rights plan adopted in 1988 (the "1988 Plan"), each outstanding share of the Company's common stock has attached to it one preferred share purchase right, which entitles the shareholder to buy one unit (one one-thousandth of a share) of Series A Preferred at an exercise price of $70 a share, subject to adjustment.
      The rights will become exercisable only if a person or group acquires, or announces a tender offer for, 20% or more of Chesapeake's common stock. When exercisable, Chesapeake may issue a share of common stock in exchange for each right other than those held by such person or group.
      If a person or group acquires 30% or more of the common stock, each right will entitle the holder, other than the acquiring party, upon payment of the exercise price, to acquire Series A Preferred or, at the option of Chesapeake, common stock having a value equal to twice the right's purchase price. If Chesapeake is acquired in a merger or other business combination or if 50% of its earnings power is sold, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the rights. The rights expire on March 15, 1998, and may be redeemed by the Company at any time prior to the tenth day after an announcement that a 20% position has been acquired, unless such period has been extended by the board of directors.

           On February 10, 1998, the Company's Board of Directors approved a new Shareholder Rights Plan (the "1998 Plan"). The rights under the 1998 Plan will be distributed on March 30, 1998, to stockholders of record on March 16, 1998. The other terms of the 1998 Plan are similar to the terms of the 1988 Plan, except that the rights will become exercisable if a person or group acquires, or announces a tender offer for, 15% or more of Chesapeake's common stock; when the rights become exercisable, they will entitle the shareholder to buy one unit (one one-thousandth of a share) of Series A Preferred at an exercise price of $120 a share, subject to adjustment; and, the rights will expire March 15, 2008.

9.    Stock Options

            The 1997 Incentive Plan provides that the executive compensation committee of the board of directors or its delegate may grant stock options, stock appreciation rights ("SARs"), stock awards, performance shares, or stock units and may make incentive awards to the Company's key employees and officers. The maximum aggregate number of shares of common stock that may be issued under the plan is 1,169,906, plus the number of shares of common stock surrendered in payment of all or part of the option price of any option. In addition, the maximum aggregate number of shares that may be covered by performance shares and that may be issued in any calendar year as a stock award or in settlement of stock units is 30% of the number of shares issuable under the plan.
      The maximum aggregate number of shares that may be issued pursuant to the exercise of options may not exceed the lesser of (i) 1,100,000 shares, or (ii) the sum of 5% of the outstanding shares of common stock as of December 31, 1996, plus the number of shares of common stock surrendered in payment of all or part of the option price of any option. No individual may be granted or awarded, in any calendar year, options or SARs covering more than 100,000 shares of common stock in the aggregate. In addition, no individual may, in any calendar year, be granted or awarded in the aggregate, stock awards, performance shares, stock units, or an incentive award covering more than 100,000 shares of common stock. The options granted may be either incentive stock options ("ISOs") or nonqualified stock options. Options may be granted at not less than the fair market value at the date of grant if the option is an ISO, or not less than 85% of the fair market value at the date of the grant if the option is a nonqualified stock option.
      SARs may be granted in relation to option grants ("corresponding SARs") or independently of option grants. Grants may provide options and SARs exercisable over periods of up to 10 years. Most grants vest over a period of one to three years.

            The Nonemployee Director Stock Option Plan provided for grants to the Company's nonemployee directors of stock options for up to 93,500 shares of Chesapeake common stock. The grants consisted of Automatic Awards as a part of the nonemployee directors' compensation, in addition to a cash retainer and meeting fees, and Elective Awards which participants could choose to receive in lieu of all or a portion of their cash retainer. The option price was the average closing price of Chesapeake common stock for the 20 trading days before the October 31 that immediately preceded the grant date. Options for a total of 47,825 shares were granted to nonemployee directors under the Nonemployee Director Stock Option Plan. In 1996, the Nonemployee Director Stock Option Plan was replaced by the Directors' Stock Option and Deferred Compensation Plan, which provides for annual grants of stock options each May 1, beginning May 1, 1997, and ending May 1, 2007, to nonemployee directors as a part of the directors' compensation, in addition to their cash retainer and meeting fees. A maximum of 350,000 shares of common stock may be issued under the Directors' Stock Option and Deferred Compensation Plan. The option price is the average closing price of Chesapeake common stock for the 20 trading days preceding the grant date. Participants each received options for 1,500 shares on May 1, 1997 and will receive options for 1,700 shares on May 1, 1998.

            For these plans, payment of the option price may be made by the participant in cash or by surrendering shares of Chesapeake common stock. Up to 1,566,381 shares may be issued after December 31, 1997, upon exercise of options or SARs granted under the three plans.

            The 1987 Stock Option Plan provided for grants to the Company's key employees and officers of stock options and corresponding SARs for up to 1,000,000 shares of Chesapeake's authorized but unissued common stock and up to 200,000 SARs independent of stock options. As of December 31, 1997, there were 183,680 shares issuable related to options granted under this plan. With the adoption of the 1993 Incentive Plan, awards under this plan were discontinued.

          The 1993 Incentive Plan provided for grants to the Company's key employees and officers of stock options, SARs, stock awards, performance shares, stock units, and incentive awards for up to the sum of 1% of the outstanding shares of common stock as of January 1 of each calendar year during its term. As of December 31, 1997, there were 576,417 shares issuable related to options granted under this plan. With the adoption of the 1997 Incentive Plan, awards under this plan were discontinued.

         The following schedule summarizes stock option activity for the three years ended December 31, 1997:


                                            Number of      Weighted-Average
                                            Stock Options   Exercise Price
                                            -------------  ----------------

   Outstanding, January 1, 1995                 850,508              $22.26
      Granted                                   214,725               32.96
      Exercised                                 187,856               20.71
      Forfeited/expired                          34,977               21.19
                                              ---------
   Outstanding, December 31, 1995               842,400               25.32
      Granted                                   228,775               24.95
      Exercised                                  16,317               20.22
      Forfeited/expired                          11,255               28.44
                                              ---------
   Outstanding, December 31, 1996             1,043,603               25.28
      Granted                                   226,900               33.15
      Exercised                                 112,233               21.72
      Forfeited/expired                         133,073               26.20
                                              ---------
   Outstanding, December 31, 1997             l,025,197               27.29

   Exercisable:
      December 31, 1995                         453,744
      December 31, 1996                         616,252
      December 31, 1997                         635,814

   Weighted-average fair value of
    options granted during the year
       1996                                         $6.78
       1997                                         $9.18


    Information about options outstanding and exercisable at December 31, 1997, is summarized below:


                              Options                           Options
                           Outstanding                       Exercisable
----------------------------------------------------      -------------------
                               Weighted-
Range                          Average     Weighted-                  Weighted
of                             Remaining   Average                    Average
Exercise           Number      Contractual Exercise       Number      Exercise
Prices             Outstanding Life         Price         Exercisable  Price
--------------------------------------------------------   -------------------
$15.00-$20.00    161,366           4.5        $19.22       161,366     $19.22

$20.00-$25.00    302,789           6.5         23.59       199,602      23.13

$25.00-$30.00    157,440           6.7         27.80       146,930      27.78

$30.00-$35.00    403,102           8.6         33.08       127,916      32.95

$35.00-$40.00        500           9.5         35.52             -          -
               ---------                                   -------
               1,025,197           7.1         27.29       635,814      25.19
               =========                                   =======


             Information about performance shares is shown below:

                                                   1997       1996
     Outstanding grants January 1                   95,448     9,939

     New shares granted                              6,550    89,250

     Shares forfeited                              (13,623)   (3,741)

     Shares converted to restricted stock units     (9,067)        -

     Outstanding grants December 31                 79,308     95,448




        Information about restricted stock and stock units is shown below:

                                                       1997    1996
    Outstanding grants January 1                      47,502   52,661

    New grants                                        63,000        -

    Converted performance shares                       9,067        -

    Shares forfeited                                  (  535)       -

    Shares vested                                   ( 54,344)  (5,159)

    Outstanding grants December 31                    64,690   47,502


            During 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Com pensation." This standard, effective in 1996, defines a "fair-value-based" method of accounting for stock option plans and similar equity instruments, but also allows for the continued use of present accounting standards with respect to stock-based employee compensation. The Company has elected to continue the use of present accounting standards in accounting for its plans.

        Had compensation cost related to the issuance of stock options been determined on the "fair-value-based" methodology described in SFAS No. 123 at the grant dates, the Company's net income and earnings per share would have declined to the pro forma amounts indicated below:

                                                 1997          1996
                                    (In millions except per share data)
  Net Income
      As reported                                 $48.6        $30.1

      Pro forma                                   $47.4        $29.5

  Earnings per share
      As reported
         Basic                                    $2.10        $1.28
         Diluted                                   2.08         1.27

      Pro forma
         Basic                                    $2.05        $1.25
         Diluted                                   2.03         1.25

          The Black-Scholes option pricing model was used to calculate "fair-value" based on the following assumptions:


                                                 1997        1996
         Dividend yield                           2.3%        2.7%
         Risk-free interest rates                 5.9%        6.6%
         Volatility                              26.9        26.4
         Expected option term                     6.0         6.0

         The effects of applying SFAS No. 123 for providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

10. Employees' Stock Plans and Other Compensation Plans

         The Company has stock purchase plans for certain eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased based on participant and Company contributions. At December 31, 1997, 1,008,841 shares remain available for issuance under these plans.

           The Company also sponsors, in accordance with the provisions of
    Section 401(k) of the Internal Revenue Code, pre-tax savings programs for eligible salaried and hourly employees. Certain participants' contributions are matched up to designated contribution levels by the Company. Contributions are invested in several investment options, which may include Chesapeake common stock, as selected by the participating employee. At December 31, 1997, 400,000 shares of Chesapeake common stock are reserved for issuance under these programs.

         The 1993 and 1997 Incentive Plans (see Note 9) provide that the executive compensation committee of the board of directors may grant performance share awards and stock awards to key employees and officers and may select certain officers to receive annual incentive awards in the form of cash, common stock, or a combination, based on the Company's overall financial performance and the officer's individual performance. With the adoption of the 1997 Incentive Plan, awards under the 1993 plan were discontinued.

         The charges to income for these plans approximated $7.4 million in 1997, $7.8 million in 1996, and $10.8 million in 1995.

11. Litigation

         WT has been identified by the federal government and the State of Wisconsin as a potentially responsible party with respect to possible natural resource damages and Superfund liability in the Fox River and Green Bay System. Color-Box, Inc., a wholly-owned subsidiary of the Company, has been notified by the federal government that it may be a potentially responsible party with respect to the PCB Treatment, Inc., Superfund sites in Kansas and Missouri. See "Financial Review 1995-1997, Environmental" for further information regarding these notices.

         On May 13, 1997, the Attorney General of Florida filed a civil complaint against WT alleging violations of antitrust laws. The complaint also names nine other commercial and industrial tissue manufacturers and seeks compensatory monetary damages, civil penalties, and injunctive relief. At least 35 other private civil antitrust class actions have also been filed against WT (or against the Company, identifying WT as a "division" of the Company) and against the other defendants. No substantial discovery has been conducted to date. WT and the Company believe that WT has valid defenses to the plaintiffs' claims and intend to defend the actions vigorously.

         The Company is a party to various other legal actions which are ordinary and incidental to its business.

         While the outcome of legal actions cannot be predicted with certainty, the Company believes the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

12. Supplemental Balance Sheet Information

                                                       1997      1996
                                                        (In millions)
    a.   Accounts receivable, net:
          Trade                                        $114.7    $154.5
          Other                                           3.0       4.1
          Allowance for doubtful accounts                (5.9)     (4.7)
                                                       ------    ------
              Totals                                   $111.8    $153.9
                                                       ======    ======

    b.   Other assets:
           Goodwill, net                               $ 44.0     $58.3
          Purchased intangible assets, net               -          3.1
          Real estate for development                    30.9      29.4
          Other                                          21.5      15.1
                                                       ------    ------
              Totals                                   $ 96.4    $105.9
                                                       ======    ======

      c. Accounts payable and accrued expenses:
          Accounts payable:
            Trade creditors                            $ 39.2    $ 55.6
            Bank checks in transit                       12.9      18.5
                                                        -----     -----
                                                         52.1      74.1
                                                        -----     -----
          Accrued expenses:
            Interest                                      5.5       6.6
            Compensation and employee benefits           33.5      39.1
            Other                                        35.5      30.5
                                                        -----     -----
                                                         74.5      76.2
                                                        -----     -----
              Totals                                   $126.6    $150.3
                                                       ======    ======

13.  Supplemental Cash Flow Information

                                               1997      1996      1995
                                                    (In millions)
   Cash paid for:

     Interest, net                            $23.1     $33.1     $32.8
                                              =====     =====     =====
     Income taxes,
       net of refunds                         $92.4     $12.9     $36.4
                                              =====     =====     =====

   Supplemental investing and
      financing non-cash transactions:

     Capital lease obligations
         assumed in acquisitions              $   -      $10.1  $   -

     Long-term debt assumed in
         acquisitions                             -       17.1      -

     Issuance of common stock
         for employee benefit plans              5.0       5.4     2.7

     Dividends declared not paid                 4.3       4.7     4.8

     Real estate transactions                     .5       2.2     0.4



14. Commitments and Other Matters

         At December 31, 1997, commitments, primarily for capital expenditures, approximated $58 million of the Company's 1998 capital
    spending estimate of $75 million.   These commitments include
    anticipated expenditures of $1.5 million in 1998 related to environmental protection in connection with planned expansions and upgrades, mainly at the Company's tissue mills. The remaining commitments of $56.5 million are for various capital projects, none of which is individually material. Additional nondeterminable environmental protection expenditures could be required in the future when facilities are expanded or if more stringent standards become applicable.

         The Company leases certain assets (principally manufacturing, office space, transportation, and information processing equipment) generally for three- to five-year terms. Rental expense for operating leases totaled (in millions) $15.3 for 1997, $14.9 for 1996, and $13.8 for 1995. As of December 31, 1997, aggregate minimum rental payments in future years on noncancelable operating leases approximated $35.1 million. The amounts applying to future years are (in millions): 1998 $10.5; 1999 $8.8; 2000 $6.7; 2001 $4.2; 2002 $1.9 and thereafter $3.0.
    The Company leases certain assets (principally manufacturing equipment) under agreements which are classified as capital leases. As of December 31, 1997, the aggregate minimum payments under capitalized leases included in other long-term debt totaled $7.6 million. The amounts applying to future years are (in millions): 1998 $.5; 1999 $1.2; 2000 $1.3; 2001 $1.3; 2002 $1.3; and thereafter $1.9. The present value of minimum capitalized lease payments at year-end was approximately $5.2 million. The present value of any unrecorded capital leases and the impact on net income if these leases were recorded are not material.

         During the second quarter of 1997, the Company recorded restructuring and other special charges of $18.9 million before taxes ($10.8 million after tax, or $.45 per share) related primarily, to restructuring its Specialty Packaging and Merchandising Services business. The restructuring included management reorganization and the closing of the Sandusky, OH, point-of-sale display facility and the Buffalo, NY, consumer graphic packaging facility. The intent of these initiatives is to eliminate redundant overhead and processes, improve geographic efficiency, and reduce fixed costs. The plant closings resulted in a one-time second quarter charge. The remaining balance of the restructuring liability as of December 31, 1997, was $4.8 million.

         During the first quarter of 1998, the Company plans to complete the relocation of its LeRoy, NY, packaging facility into the Buffalo facility.

15. Business Segment Information
         The Company's business segments are Tissue, Specialty Packaging, and Forest Products/Land Development. The Tissue segment is comprised of commercial and industrial tissue products. The Specialty Packaging segment consists of point-of-sale displays, graphic packaging, and corrugated shipping containers. The Forest Products/Land Development segment includes forest products, building products, and land development. General corporate expenses are shown as Corporate.

         Intersegment sales not included in the following table were: the divested kraft products business sales to Specialty Packaging of $6.9 million in 1997, $26.0 million in 1996, and $23.7 million in 1995; and the Forest Products/Land Development segment sales to the divested kraft business of $22.7 million in 1997, $48.6 million in 1996, and $42.0 million in 1995. Segment operating income consists of revenue less allocable operating expenses. Operating expenses include all expenses except interest and income taxes.

         Segment identifiable assets are those that are directly used in segment operations. Timber and timberlands and real estate held for sale are included in the Forest Products/Land Development segment. Corporate assets are cash, certain nontrade receivables, and other assets.

         Following the sale of the West Point Mill and related assets in May 1997, industry segment groupings were changed to more closely reflect the way Chesapeake manages its businesses. Prior year results have been restated to conform to this change. Results of divested businesses, gain on the sale of businesses, and restructuring/special charges are presented separately from ongoing operations.

         Export sales, principally to Europe, Canada, and Asia, were (in millions): 1997 $65.3; 1996 $114.5; and 1995 $138.0.

           Financial information by business segment:

                                                 1997      1996      1995
                                                       (In millions)
      Net sales:
        Tissue                                $  410.7   $  392.0  $  324.4
        Specialty Packaging                      416.8      357.6     319.4
        Forest Products/Land Development          38.0       24.3      23.8
                                                ------     ------     ------
        Ongoing operations                       865.5      773.9     667.6
        Divested businesses                      155.5      384.7     566.1
                                                ------     ------     ------
           Consolidated net sales             $1,021.0   $1,158.6  $1,233.7
                                              ========   ========  ========
      Operating income:
        Tissue                                  $ 55.8     $ 65.0    $ 47.0
        Specialty Packaging                        5.4       17.7      30.4
        Forest Products/Land Development          12.6       10.1       8.7
                                                 -----      -----     -----
                                                  73.8       92.8      86.1
        Corporate                                (19.7)     (19.0)    (16.6)
                                                 -----      -----     -----
        Ongoing operations                        54.1       73.8      69.5
        Divested businesses                      (14.3)       7.2     101.1
          Gain on sale of businesses              86.3         -        1.8
          Restructuring/special charges          (18.9)        -         -
                                                 -----      -----     -----
            Income before interest, taxes,
              and extraordinary item             107.2       81.0     172.4
          Interest expense                       (22.0)     (33.9)    (30.8)
                                                 -----      -----     -----
            Income before taxes and
               extraordinary item               $ 85.2     $ 47.1    $141.6
                                                ======     ======     ======
       Identifiable assets:
          Tissue                              $  453.9             $  439.4  $  411.7
          Specialty Packaging                    275.6      289.8     165.9
          Forest Products/Land Development        94.1       91.5      89.8
          Corporate                               89.4        9.1         15.9
                                                ======     ======     ======
          Ongoing operations                     913.0      829.8     683.3
          Divested businesses                       -       460.4     463.0
                                                ======    =======   =======
              Consolidated assets             $  913.0   $1,290.2  $1,146.3
                                              ========   ========   ========

      Financial information by business segment:

                                                1997       1996      1995
                                                      (In millions)
      Capital expenditures and acquisitions:
         Tissue                                $ 44.1     $ 61.7     $105.4
         Specialty Packaging                     14.6       79.0       26.3
         Forest Products/Land Development         4.7        2.4        3.8
         Corporate                                0.5        1.1        0.3
                                                -----      -----      -----
         Ongoing operations                      63.9      144.2      135.8
         Divested businesses                      4.3       31.8       91.6
                                                -----      -----      -----
            Totals                             $ 68.2     $176.0     $227.4
                                               ======     ======     ======

    Depreciation and cost of timber
       harvested:
         Tissue                                $ 31.7     $ 28.0     $ 22.6
         Specialty Packaging                     19.8       12.9        9.4
         Forest Products/Land Development         2.6        3.2        2.8
         Corporate                                0.7        0.9        0.7
                                                -----      -----      -----
         Ongoing operations                      54.8       45.0       35.5
         Divested businesses                     17.5       42.1       38.1
                                                -----      -----      -----
           Totals                              $ 72.3     $ 87.1     $ 73.6
                                               ======     ======     ======


EXCERPT FROM ELEVEN-YEAR COMPARATIVE RECORD

(Dollar amounts in millions except per share data)
                                  1997(1)    1996     1995    1994(2)  1993
-----------------------------------------------------------------------------
Operating Results
 Net sales                      $1,021.0  $1,158.6 $l,233.7  $990.5   $885.0
 Net cost except depreciation,
    cost of timber harvested,
   and interest expense            841.5     990.5    987.7   830.3    762.1
 Depreciation and cost of
   timber harvested                 72.3      87.1     73.6    70.9     70.2
 Interest expense                   22.0      33.9     30.8    31.1     32.0
 Income before taxes,
  extraordinary item and cumulative
   effect of accounting changes     85.2      47.1    141.6    58.2     20.7
 Income taxes                       34.3      17.0     48.2    20.6     10.3
 Income before extraordinary item
  and cumulative effect of
   accounting changes               50.9      30.1     93.4    37.6     10.4
 Extraordinary item                 (2.3)     -        -        -       -
 Cumulative effect of accounting
  changes                              -         -        -        -       -
 Net income                         48.6      30.1     93.4    37.6     10.4
 Cash dividends declared on
  common stock                      18.3      18.8     18.6    17.1     16.8
 Income retained for use in
  the business                      30.3      11.3     74.8    20.5     (6.4)
 Net cash (used in) provided by
  operating activities             (31.4)    131.2    143.7   103.6    113.6
 Percent of income before gain
  on sale of businesses,
  restructuring and other special
  charges, extraordinary item, and
  cumulative effect of accounting
  changes
    To net sales                      1.2%      2.6%     7.6%    3.8%     1.2%
    To stockholders' equity           2.7       6.4     23.7    10.2      2.8
    To total assets                   1.0       2.6      9.2     4.1      1.1

 Common Stock
 Number of stockholders of record   6,564     7,567    7,456   7,804    7,778
 Shares outstanding(in thousands)  21,330    23,398   23,792  23,754   23,514
 Per share
  Basic earnings before
   extraordinary item and
   cumulative effect of
   accounting changes              $ 2.20    $ 1.28   $ 3.92  $ 1.59   $ 0.45
  Basic earnings                     2.10      1.28     3.92    1.59     0.45






EXCERPT FROM ELEVEN-YEAR COMPARATIVE RECORD (Continued)

(Dollar amounts in millions except per share data)

                                 1997(1)    1996    1995     1994(2)   1993
-----------------------------------------------------------------------------
Diluted earnings before
    extraordinary item and
     cumulative effect of
     accounting changes         $ 2.18    $ 1.27  $ 3.88  $ 1.58     $0.45
   Diluted earnings               2.08      1.27    3.88    1.58      0.45
   Dividends declared              .80      0.80    0.78    0.72      0.72
   Stockholders' equity          19.78     20.05   19.68   16.56     15.65

Financial Position
   Working capital              $174.9    $161.3  $142.3   $144.3    $ 87.1
   Property, plant, and
    equipment, net               508.3     863.5   780.9    656.4     653.8
   Total assets                  913.0   1,290.2 1,146.3  1,016.9     919.3
   Total capital                 754.7   1,095.4   980.5    862.5     799.7
    Long-term debt               264.3     499.4   393.6    364.0     333.1
    Deferred income taxes         68.4     126.9   118.6    105.2      98.6
    Stockholders' equity         422.0     469.1   468.3    393.3     368.0
   Percent of long-term debt
    To total capital              35.0%     45.6%   40.1%    42.2%     41.7%
    To stockholders' equity       62.6     106.5    84.0     92.6      90.5

Additional Data
   Capital expenditures and
    acquisitions                 $68.2    $176.0  $227.4   $ 71.0    $ 63.9
   Acres of timberland
    owned (in thousands)           325(4)   326(4)  325(4)    328(4)    329(4)
   Number of employees             5,184     6,914   5,305    5,209     4,833


NOTES TO ELEVEN-YEAR COMPARATIVE RECORD
      Accounting policies are stated in Note 1 of the Notes to Consolidated Financial Statements. Percent of income before cumulative effect of accounting changes information is calculated using beginning of year and acquisition amounts where appropriate.

      1. Includes an after-tax gain of $49.1, or $2.07 per share, on the sale of the West Point Mill and four box plants to St. Laurent (U.S.), and after-tax restructuring/special charges of $10.8 million, or $.45 per share.

      2. Includes an after-tax charge of $2.8 million, or $0.12 per share, related to a change to the LIFO method of accounting for certain inventories.

      4.   Excludes 12,000 - 25,000 acres held by land development
                      subsidiaries during 1993 - 1997.

FINANCIAL REVIEW 1995 - 1997
EARNING OVERVIEW

      Net income for 1997 of $48.6 million, or $2.08 a share, was 61% higher than 1996's net income of $30.1 million, or $1.27 a share, and 48% less than
1995's net income of $93.4 million, or $3.88 a share.   In 1997, the Company
realized a $49.1 million, or $2.07 per share, after-tax gain from the sale of the West Point, VA, kraft products mill (the "West Point mill"), four corrugated container plants, and other related assets to St. Laurent Paperboard (U.S.) Inc.("St. Laurent (U.S.)") on May 23, 1997. Results for 1997 also include restructuring and other special charges related to Chesapeake's tissue and specialty packaging businesses of $10.8 million after tax, or $.45 per share, and an extraordinary loss of $2.3 million after tax, or $.10 per share, associated with repurchases of long-term debt. Pro forma net income from ongoing operations for 1997, after giving effect to the sale of the West Point Mill and the application of the net proceeds to reduce long-term debt and generate interest income, was $26.4 million, or $1.13 per share, compared to pro forma net income from ongoing operations for 1996 of $38.8 million, or $1.63 per share, and $39.5 million, or $1.64 per share, for 1995.

                                                 1995      1996     1997
                                                 ----      ----    ----
Graph: Sales by Business Segment
      Ongoing Operations
        (In millions of $)
      Tissue                                     324.4     392.0    410.7
      Specialty Packaging                        319.4     357.6    416.8
      Forest Products                             23.8      24.3     38.0
                                                 -----     -----    -----
                                                 667.6     773.9    865.5

     Net sales for 1997 were $1,021.0 million, down 12% from 1996's net sales of $1,158.6 million, and 17% lower than net sales of $1,233.7 million in 1995. Net sales from ongoing operations in 1997 were $865.5 million, up 12% from last year's net sales from ongoing operations of $773.9 million and up 30% from 1995's sales from ongoing operations of $667.6 million.

      EBIT, earnings before interest and taxes, from ongoing operations for 1997, excluding the one-time gain, restructuring and other special charges, and extraordinary loss recorded in the second quarter of 1997, was $54.1 million compared to $73.8 million in 1996 and $69.5 million in 1995. Cash flow used in operations activities of $31.4 million was down significantly from cash flow provided by operating activities of $131.2 million last year and $143.7 million achieved in 1995.


                                               1995      1996     1997
                                               ----      ----     ----
Graph: Income Before Interest, Taxes,
        and Extraordinary Item
       Ongoing Operations
        (In millions of $)
       Tissue                                    47.0      65.0     55.8
      Specialty Packaging                        30.4      17.7      5.4
       Forest Products                            8.7      10.1     12.6
                                                 ----      ----     ----
                                                 86.1      92.8     73.8

    The sale of the West Point Mill and related assets was a major step forward in Chesapeake's long-term business strategy of focusing on its faster-growing packaging and tissue operations. The sale also reduced the capital intensity and cyclicality of the Company's businesses.

<OPTION>
                                                1995      1996     1997
                                                ----      ----     ----
      Graph: Net Income
             (In millions of $)
        As reported                              93.4      30.1     48.6
        Pro Forma                                39.5      38.8     26.4

Liquidity and Capital Structure
     Net cash used in operating activities was $31.4 million in 1997, down significantly from net cash provided by operating activities of $131.2 million in 1996 and $143.7 million in 1995. EBITDA, a measure of internal cash flow combining earnings before interest and income taxes plus non-cash charges for depreciation, cost of timber harvested, and amortization, and excluding the 1997 gain on the sale of businesses, restructuring and other special charges, and extraordinary item, was $115.6 million for 1997, 32% lower than 1996's EBITDA of $171.2 million. The sale of businesses and restructuring charges were the primary reasons for the differences in cash flow from operations. Compared to year-end 1996, working capital increased $11.9 million to $173.2 million at year-end 1997, primarily due to the increase in cash and cash equivalents resulting from the 1997 sale of businesses to St Laurent (U.S.), partially offset by the working capital reduction due to the sale of businesses. The ratio of current assets to current liabilities was 2.3 at year-end 1997, compared to year-end 1996's and 1995's current ratio of 2.0. Accounts receivable decreased $42.1 million from year-end 1996, with the average collection period approximately the same as last year. Inventories at the end of the year were down $35.6 million compared to 1996. The annual inventory turnover rate decreased from 6.8 for 1996 to 6.4 for 1997. Accounts payable and accrued expenses decreased $27.0 million from year-end 1996. The decreases in accounts receivable, inventories, accounts payable, and accrued expenses, and the reduction in the annual inventory turnover rate, are primarily the result of the sale of the West Point Mill and related assets, offset in part by growth in the tissue and specialty packaging businesses.

                                                1995      1996     1997
                                                ----      ----     ----
     Graph: EBITDA from Ongoing Operations
           (In millions of $)
         Earnings before interest and
            income taxes (not including
            gain on sale of business,
            restructuring/special charges,
            or extraordinary item)                69.5      73.8     54.1
            Noncash charges for
            depreciation, cost of
            timber harvested, and
            amortization                          37.7      48.1     58.3
                                                 -----     -----    -----
                                                 107.2     121.9    112.4

     Net cash provided by investing activities in 1997 of $424.5 million was up $597.2 million from the prior year is net cash used by investing activities of $172.7 million as a result of lower capital expenditures and proceeds from the sale of businesses. Net cash used in financing activities in 1997 was $329.6 million compared to net cash provided by financing activities of $46.2 million in 1996. This change was primarily attributable to the use of a portion of the proceeds from the sale of businesses to reduce credit line borrowings by $179.0 million and long-term debt by $66.7 million. A portion of the net proceeds from the sale of businesses were also used to purchase 2.3 million shares of the Company's common stock at a net cost of $79.4 million. See Note 4 to the consolidated financial statements for additional information regarding long-term debt.

      Chesapeake's total capitalization (consisting of long-term debt, deferred taxes, and stockholders' equity) was $754.7 million at the end of 1997, compared to $1,095.4 million at the end of 1996. The year-end ratio of long-term debt to total capital was 35.0% for 1997, down from 45.6% for 1996. Chesapeake's long-term debt-to-total-capital ratio target range is 35% to 45%. The year-end ratio of long-term debt to stockholders' equity was 62.6% for 1997 and 106.5% for 1996. The lower ratios in 1997 are the result of using a portion of the net proceeds from the sale businesses to reduce debt, partially offset by the impact of the Company's common stock repurchases.

     During 1997 and 1996, the Company paid cash dividends of $0.80 a share compared to $0.78 a share in 1995. Quarterly dividends were raised to $0.20 a share from $0.18 a share beginning with the second quarter of 1995. Outstanding common shares at year-end 1997 totaled 21.3 million shares, a decrease of 2.1 million shares from year-end 1996, as purchases of 2.3 million shares by the Company during the year exceeded shares issued for employee benefit plans. See Note 8 to the consolidated financial statements for capital stock and additional paid-in capital information. Year-end 1997 stockholders' equity was $422.0 million, or $19.78 a share, down slightly compared to year-end 1996. The market price for Chesapeake's common stock ranged from $27.13 per share to $36.75 per share in 1997, with a year-end market price of $34.38 per share, up $3.00 a share from 1996's year-end price of $31.38 per share.

                                                  1995      1996     1997
                                                  ----      ----     ----
    Graph: Interest Expense, Net
           (In millions of $)
           As reported                             30.8      33.9     22.0
           Pro Forma                                8.8      12.3     13.6

Capital Expenditures

      Expenditures in 1997 for property, plant, and equipment totaled $68.2 million and related primarily to strategic initiatives in the packaging and tissue businesses. These initiatives included new tissue converting equipment at the Bellemont, AZ, and Greenwich, NY, facilities and expansion of the Erlanger, KY, display and packaging plant. No other 1997 capital projects were individually material. Expenditures in 1996 for property, plant, and equipment and acquisitions totaled $176.0 million and related primarily to growth initiatives in the packaging and tissue businesses. Acquisition expenditures in 1996 were $47.2 million and included: the purchase of substantially all assets of the Display Division of Dyment Limited with locations in Erlanger, KY, and Toronto, Canada; the acquisition of the point-of-sale display and packaging businesses of Sailliard S.A. with 10 locations in France; and the acquisition of certain tissue converting assets and distribution facilities of Jokel Desarrollos, S.A. de C.V. and Ambitec, S.A.
de C.V., both in Mexico. The remaining capital expenditures of $128.8 million in 1996 included: the second phase of the Visalia, CA, manufacturing plant for the Company's Color-Box graphic packaging business; a new consumer graphic packaging manufacturing plant in Pelahatchie, MS; a new custom packing operation in Memphis, TN; and new tissue converting equipment at the Bellemont, AZ, and Greenwich, NY, sites. No other 1996 capital projects were individually material. Capital spending and acquisitions in 1995 were $227.4 million, of which more than 60% were for acquisitions and other growth-related projects. Planned capital spending for 1998 is expected to be approximately
$75 million, compared to depreciation of approximately $60 million. Planned initiatives include: new tissue converting equipment at the Menasha, WI, Bellemont, AZ, and Greenwich, NY, facilities; implementation of several new information systems throughout the Company; and expansion and modernization of the West Point, VA, sawmill. These projects are consistent with Chesapeake's strategy of expanding the specialty packaging and tissue businesses, reducing costs, and focusing capital spending on projects that are expected to generate a high return on investment. No other 1998 projects are expected to account for more than 5% of the total planned spending. Projected 1998 capital expenditures are expected to be funded with internally generated cash. See
Note 14 to the consolidated financial statements for information regarding capital commitments.

                                               1995      1996     1997
                                               ----      ----     ----
     Graph: Capital Structure
           (In millions of $)
         Long-term Debt                        393.6      499.4    264.3
         Deferred Taxes                        118.6      126.9     68.4
         Stockholders' Equity                  468.3      469.1    422.0
                                               -----      -----    -----
                                               980.5    1,095.4    754.7


OPERATING RESULTS
1997 vs 1996
     Chesapeake's 1997 net sales were $1,021.0 million, down 12% from 1996's net sales of $1,158.6 million. Higher shipments for all three business segments --Tissue, Specialty Packaging, and Forest Products/Land Development-- were offset in part by lower average selling prices in the Tissue segment. Sales from divested companies were $155.5 million in 1997 compared to $384.7 million in 1996. Net sales from ongoing operations in 1997 of $865.5 million were up 12% from net sales from ongoing operations of $773.9 million in 1996 due to higher tissue and specialty packaging shipments.

      Net income for 1997 was $48.6 million, or $2.08 a share, up 6% from net income of $30.1 million, or $1.27 a share, earned in 1996. Earnings for 1997 include a gain of $86.3 million ($49.1 million after tax, or $2.07 a share) from the sale of the West Point Mill and related assets. The 1997 results also include restructuring and other special charges related to Chesapeake's tissue and specialty packaging business of $10.8 million after tax, or $.45 a share, and an extraordinary loss of $2.3 million after-tax, or $.10 per share, associated with the repurchase of long-term debt. Income from operations for 1997 was $19.5 million compared to 1996's $74.3 million. Depreciation decreased $14.8 million over the previous year due primarily to the sale of businesses. Cost of products sold was down $93.2 million, or 11%, from 1996, but was flat as a percentage of net sales compared to 1996. The gross profit margin in 1997 was flat compared to the previous year, while the operating margin was down 5% due primarily to restructuring and other special charges in 1997. Selling, general, and administrative expenses in 1997 increased $6.3 million, or 4%, compared to 1996, and were 16% of net sales in 1997, compared to 13% last year. Included in selling, general, and administrative expenses in 1997 were approximately $2.4 million of overhead costs previously allocated to divested businesses. The Company is in the process of right-sizing its support services for its ongoing businesses.


                                                1995      1996     1997

     Graph: Total Assets
           (In millions of $)
           Plant, Property, & Equipment          780.9     863.5    508.3
           Current Assets                        276.6     320.8    308.3
           Goodwill and Other Assets              88.8     105.9     96.4
                                               -------    ------    -----
                                               1,146.3   1,290.2     913.0

     Other income (net) in 1997, excluding the gain on the sale of businesses, was $1.4 million, down $5.3 million from 1996, as a result of reduced land sales. Net interest expenses decreased $11.9 million from 1996 due primarily to lower average debt outstanding and interest earned from investments of the proceeds from the sale of businesses in 1997.

                                                 1995       1996     1997

   Graph: Earnings per Share
           (Dollars)
           Diluted Earnings Per Share
           (as reported)                           3.88      1.27     2.08
           Pro Forma Diluted Earnings
           Per Share (Ongoing Operations)          1.64      1.63     1.13



Tissue
Tissue segment net sales of $410.7 million in 1997 were 5% higher than 1996's due to 6% growth in converted volume, partially offset by lower average selling prices. Full year 1997 EBIT was negatively impacted by higher wastepaper costs, costs associated with an enhanced retirement program, and start-up costs associated with increased converting capacity. The Company's Mexican tissue operations were profitable for the year, but earnings were lower than expected due to nonrecurring facility consolidation and moving costs incurred during the first-half of the year. Tissue converted product sales growth continues to be strong and above industry growth rates.

                                                   1995      1996      1997
                                                   ----      ----      ----
  Graph: Common Stock Price Range
         & Stockholders' Equity
        (Dollars)
         Equity Per Share                           19.68     20.05    19.78
         Common Stock Price Range
           High                                     39.00     31.75    36.75
           Low                                      27.50     23.13    27.13

Specialty Packaging
     Net sales from ongoing operations of $416.8 million increased 17% compared to 1996 due to volume growth and the full year impact of Chesapeake Europe, which was acquired during the third quarter of 1996. Shipments from ongoing operations were up 8% year over year. The Specialty Packaging segment's 1997 EBIT from ongoing operations of $5.4 million was down substantially from 1996 EBIT from ongoing operations of $17.7 million due to process cost inefficiencies and additional costs associated with operating facilities below capacity. During the second quarter of 1997, management decided to restructure its specialty display and packaging business. The restructuring includes management reorganization, salaried workforce reduction, and the closure of the Sandusky, OH, point-of-sale display facility and the Buffalo, NY, consumer graphic packaging facility. The restructuring is expected to eliminate redundant overhead and processes, improve geographic efficiency, and reduce fixed costs.

FOREST PRODUCTS/LAND DEVELOPMENT

Forest Products/Land Development net sales from ongoing operations for 1997 were $38.0 million, up 56% from 1996's net sales from ongoing operations of $24.3 million, due to the addition of external pulpwood sales to St. Laurent, increased lumber shipments, and favorable lumber pricing. EBIT of $12.6 million for 1997 was up 25% from 1996 due to increased shipments, favorable pricing and improved sawmill operating efficiency.

DIVESTED BUSINESSES

     The West Point Mill, four corrugated plants, and a building products facility were sold to St. Laurent (U.S) on May 23, 1997. The divested businesses contributed $155.5 million in net sales in 1997, but had an EBIT loss of $14.3 million. Net sales and EBIT from divested operations in 1996 were $384 million and a positive $7.2 million, respectively. The containers and building products facilities were profitable in 1997, while the kraft mill, a highly cyclical business, had a loss due to extremely unfavorable pricing conditions during the first part of the year.

OPERATING RESULTS
1996 vs 1995

      Chesapeake's 1996 net sales were $1,158.6 million, down 6% from 1995's net sales of $1,233.7 million. Higher shipments from all business segments were more than offset by lower average selling prices in the now divested kraft products business. Sales from divested companies were $384.7 million in 1996 and $566.1 million in 1995. Net sales from ongoing operations in 1996 of $773.9 million were up 16% from net sales from ongoing operations of $667.6 million in 1995 due to higher shipments from the Tissue and Specialty Packaging segments.

     Net income for 1996 was $30.1 million, or $1.27 a share, down 67% from net income of $93.4 million, or $3.88 a share, earned in 1995. Earnings for 1996 were unfavorably impacted by lower selling prices in the divested kraft products business and costs related to various growth initiatives in the packaging and tissue businesses, offset in part by higher packaging and tissue shipments and lower prices for recovered paper, a major raw material for the tissue and kraft products businesses. Earnings for 1995 included a pre-tax gain of $1.8 million, or $0.05 a share after tax, from the sale of the Consumer Products business; a $3.0 million pre-tax, or $0.08 a share after tax, reduction in earnings related to lost production associated with completion of the No.2 paper machine rebuild project at the West Point Mill; and onetime pre-tax charges of $8.0 million, or $0.21 a share after tax, associated with an enhanced retirement package for certain hourly employees at Chesapeake Paper Products and with certain post-closing obligations related to the sale of Chesapeake's wood treating operations.

    Income from operations for 1996 was $74.3 million, down 54% compared to 1995's $161.3 million. Depreciation increased $13.5 million over the previous year due to higher capital investment. Cost of products sold was down $24.9 million, or 3%, from 1995, but as a percentage of net sales increased to 73% for 1996 compared to 70% for 1995. Gross profit and operating margins were down 4 points and 7 points, respectively, compared to the previous year. Selling, general and administrative expenses in 1996 increased $23.3 million, or 18%, compared to 1995, and were 13% of net sales in 1996, compared to 11% in 1995.
      Other income (net) in 1996 was $6.7 million, down $2.6 million, as a result of the gains in 1995 on the sale of Consumer Products and the sale of
land that was no longer considered to be of strategic importance.   Interest
expense for 1996, net of $0.3 million of capitalized interest, was $33.9 million. Interest expense for 1995 was $30.8 million, with no interest capitalized during that year. Excluding capitalized interest, interest expense increased $3.4 million due to increased borrowing.

TISSUE

    The Tissue segment's net sales were 20% higher in 1996 than 1995, excluding the sale of the Consumer Products business, which was sold in the fourth quarter of 1995, due to increased sales from expanded mill and converting operations. Average selling prices changed little from 1995, but tissue shipments of 305,000 tons were 30% higher than 1995. Almost 20% of shipments were from new facilities in Bellemont and Flagstaff, AZ, Chicago, IL, and Greenwich, NY. The Flagstaff, AZ, mill, and the Chicago, IL, mill purchased in May and November, 1995, respectively, both operated for a full year in 1996. The converting site at Bellemont, AZ, became fully operational in the first quarter of 1996 and the Greenwich, NY, site started up in the third quarter of 1996. EBIT from ongoing operations for 1996 was up 38% over that of 1995.

SPECIALTY PACKAGING

       Net sales from ongoing operations were up 12% compared to 1995. The Specialty Packaging segment's EBIT from ongoing operations of $17.7 million for 1996 was down 42% from its EBIT from ongoing operations of $30.4 million for 1995, as this segment incurred start-up costs related to various growth initiatives. A fourth consumer graphic packaging facility located in Pelahatchie, MS, came on-line during the year, as did a new custom packing facility in Memphis, TN. The Display Division of Dyment Limited, with locations in Erlanger, KY, and Toronto, Canada, was acquired in April, 1996, and in August, 1996, Chesapeake completed the acquisition of Chesapeake Europe S.A., a point-of-sale display and packaging business in France.

FOREST PRODUCTS / LAND DEVELOPMENT

Forest products/Land Development net sales from ongoing operations for 1996 were $24.3 million, up 2% from 1996's net sales from ongoing operations of $23.8 million, due to higher lumber shipments. EBIT from ongoing operations of $10.1 million for 1996 was up 16% from 1995's $8.7 million, due primarily to higher volume.

DIVESTED BUSINESSES

    Net sales of divested business were $384.7 million in 1996, down 32% from 1995. EBIT for these businesses was $7.2 million in 1996 compared to $101.1 million in 1995.

    The West Point Mill, which earned more than $90 million in 1995, experienced an $88 million reduction in EBIT in 1996 to approximately $2.0 million, almost entirely due to reduced market pricing for its products. Earnings for 1995 included the charges related to an enhanced retirement program. Net sales were 29% lower than in 1995 as selling prices were down for all major product lines. Average selling prices were 32% lower than 1995, with the largest decline in market pulp. Shipments of 831,000 tons were up 8% from 1995, when production was lost related to a rebuild of the No. 2 paper machine. Prices of recovered paper, a major raw material, dropped significantly compared to 1995, favorably impacting costs by nearly $25 million.

    Net sales from the four divested corrugated container plants in 1996 were down 12% compared to 1995. EBIT results, however, were up 9%. Results of the divested building products facility were similar for both years. The Consumer Products business, sold on December 29, 1995, operated at a small profit in 1995 and had sales of approximately $48.0 million.

OTHER
    More information about Chesapeake's businesses is provided under the caption "Business Segment Highlights" and in Note 15 to the consolidated financial statements.

    During 1997, the Financial Accounting Standards Board issued several new pronouncements, including standards on information about capital structure, comprehensive income, and business segment reporting. These standards are not expected to have a material impact on the Company's financial statements.

YEAR 2000

The Company is in the process of determining the impact of the year 2000 dating problem on the Company's information systems as part of an overall assessment of its systems. Management is currently working with the appropriate application vendors and consultants to formulate and implement the most cost-effective approach to resolving this issue. The associated costs required to address this issue have not yet been determined.

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

    The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state "Superfund" laws impose liability, without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with a release or threat of a release of hazardous substances into the environment. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways, and properties owned by third parties, as well as to properties currently owned and used by a company even if contamination is attributable entirely to prior owners. As discussed below, the U.S. Environmental Protection Agency ("EPA") has given notice of its intent to list the lower Fox River in Wisconsin on the National Priorities List under CERCLA and has identified Wisconsin Tissue as a possible PRP. In addition, the

EPA recently notified the Company's Color-Box, Inc., subsidiary that the EPA believes that Color-Box may be a PRP in connection with certain sites operated by PCB Treatment, Inc. in Kansas and Missouri. Because the notice on the PCB Treatment, Inc. sites has only recently been received, it is not possible to evaluate the potential liability to the Company. However, over 1,500 parties have been identified that may have sent hazardous materials to the sites, and preliminary indications are that Color-Box shipped only minimal hazardous materials to the sites and, accordingly, may qualify as a de minimis contributor. Except for these matters, the Company is not presently named as a PRP at any CERCLA-related sites. However, there can be no assurance that the Company will not be named as a PRP at any other sites in the future, or that the costs associated with additional sites would not be material to the Company's financial position or results of operation.

    In June 1994, the United States Fish and Wildlife Service ("FWS"), a federal natural resources trustee, notified Wisconsin Tissue that it had identified Wisconsin Tissue and four other companies located along the lower Fox River in northeast Wisconsin as PRPs for purposes of natural resources liability under CERCLA arising from alleged releases of polychlorinated biphenyls ("PCBs") in the Fox River and Green Bay System. Two other companies subsequently received similar notices from the FWS. The FWS and other governmental and tribal entities, including the State of Wisconsin, allege that natural resources, including endangered species, fish, birds, tribal lands, or lands held by the United States in trust for various Indian tribes, have been exposed to PCBs that were released from facilities located along the lower Fox River. The FWS is proceeding with a natural resource damage assessment with respect to the alleged discharges and, on January 31, 1997, the FWS notified Wisconsin Tissue of its intent to file suit, subject to final approval by the Department of Justice, against Wisconsin Tissue to recover alleged natural resource damages. Wisconsin Tissue and other PRPs are engaged in discussions with the parties asserting federal trusteeship of the natural resources concerning the damage assessment and the basis for resolution of the federal natural resource damage claims.

     Wisconsin Tissue and other PRPs are also engaged in discussions with the State of Wisconsin with respect to resolving possible state claims concerning remediation, restoration, and natural resource damages related to the alleged discharge of PCBs into the Fox River and Green Bay System. On January 31, 1997, the PRPs signed an interim agreement with the State of Wisconsin under which the PRPs will provide funds for an interim phase of resource damage assessment and restoration work. Wisconsin Tissue's obligation under the interim agreement is not material to the Company's financial position or results of operations.

    On June 18, 1997, the EPA announced that it was initiating the process of listing the lower Fox River on the CERCLA National Priorities List of hazardous waste sites. The EPA identified several possible PRPs including WT. EPA has announced that it will proceed with a remedial investigation/feasibility study of the lower Fox River site.

    The ultimate cost to Wisconsin Tissue, if any, associated with these matters cannot be predicted with certainty at this time, due to: the inability to determine the outcome of pending settlement discussions or, if a settlement cannot be reached, Wisconsin Tissue's share of any multi-party clean-up expenses; the uncertain extent of any contamination; the varying costs of alternative restoration methods; the evolving nature of clean-up technologies and governmental regulations; the lack of controlling legal precedent; the extent to which contribution will be available from other parties; and the scope of potential recoveries from insurance carriers and prior owners of Wisconsin Tissue. Based on presently available information, the Company believes that there are additional parties, some of which may have substantial resources, that may also be identified as PRPs with respect to this matter and could be expected to participate in any final settlement. The Company believes that it is entitled to indemnification from a prior owner of Wisconsin Tissue, pursuant to a stock purchase agreement between the parties, with respect to liabilities related to this matter. The prior owner has reimbursed Wisconsin Tissue for out-of-pocket costs and attorneys' fees related to investigation of the matter. The Company believes that the prior owner intends, and has the financial ability, to honor its indemnification obligation under the stock purchase agreement.

    In March 1995, the EPA issued "Final Guidance" for basin-wide water quality standards pursuant to the Great Lakes Water Quality Agreement between the U.S. and Canada regarding the development of water quality standards for the Great Lakes and their tributaries. Wisconsin has modified state regulations to comply with the Final Guidance, but the application of these regulations to Wisconsin Tissue's mill in Menasha, WI, has not been determined by the state. Based on the anticipated effect of these regulations on Wisconsin Tissue's mill, Wisconsin Tissue does not anticipate significant capital expenditures or additional operating costs as a result of complying with the modified regulations.

    The EPA has published rules under the Clean Water Act and the Clean Air Act that would impose certain new air and water quality standards for pulp and paper mills (the "Cluster Rules"). The recently published Cluster Rules, which are primarily applicable to the bleached kraft industry, require compliance within three years after the date of adoption. Based on the Company's preliminary estimates, compliance with the recently published Cluster Rules will require capital expenditures totaling not more than approximately $5 to $6 million, primarily at the Company's largest tissue mill located in Menasha, WI. EPA has stated its intent to develop additional Cluster Rules. The eventual capital expense impact on the Company of compliance with additional Cluster Rules is not presently determinable and will depend on a number of factors, including: the scope of the standards imposed and time permitted for compliance; the Company's strategic decisions related to compliance, including potential changes in product mix and markets; and developments in compliance technology.

    Chesapeake operates under, and believes that it is in substantial compliance with, the terms of various air emission and water and effluent discharge permits and other environmental regulations.

FORWARD-LOOKING STATEMENTS

The "Financial Review" may include "forward-looking statements" that involve risks and uncertainties. Political, climatic, currency, regulatory, technological, competitive, and other factors could cause actual results to differ materially from those anticipated in the forward looking statements. Additional information regarding these risk factors and uncertainties is detailed from time to time in Chesapeake Corporation's filings with the Securities and Exchange Commission.

OPERATING MANAGERS AND LOCATIONS
(as of December 31, 1997)

TISSUE
William A. Raaths
   Wisconsin Tissue Mills Inc.
       Menasha, WI
       Bellemont, AZ
       Flagstaff, AZ
       Chicago, IL
       Greenwich, NY
       Neenah, WI

   Wisconsin Tissue de Mexico, S.A. de C.V.
       Mexico, D.F.*
       Monterrey
       Toluca*

SPECIALITY PACKAGING
Andrew J. Kohut
   Chesapeake Display and Packaging Company
       Winston-Salem, NC
       Cincinnati, OH*
       Erlanger, KY
       Marion, IA
       Mechanicsburg, PA*
       Memphis, TN*
       Pelahatchie, MS
       Pennsauken, NJ*
       Richmond, IN
       Rural Hall, NC*
       Toronto, Ontario, Canada
       Visalia, CA

   Chesapeake Europe S.A. (France)
       Noisy-le-Grand
       Avallon
       Ezy sur Eure
       Migennes
       Rosny sous Bois
       St. Pierre des Corps
       Ussel

Robert F. Schick
   Chesapeake Packaging Co.
       Binghamton, NY
       Buffalo, NY
       Louisville, KY
       Madison, OH
       St. Anthony, IN
       Scotia, NY
       Scranton, PA
       Utica, NY


                   OPERATING MANAGERS AND LOCATIONS
                      (as of December 31, 1997)


LAND DEVELOPMENT
Joel K. Mostrom
   Delmarva Properties, Inc.
       Richmond, VA*
   Stonehouse Inc.
       Williamsburg, VA*

FOREST RESOURCES
Jack C. King
   Chesapeake Forest Products Company
       West Point, VA
       Pocomoke City, MD
       Keysville, VA
   Chesapeake Building Products Company
       Princess Anne, MD
       Milford, VA
       West Point, VA


CORPORATE HEADQUARTERS
1021 East Cary Street, Box 2350
Richmond, VA  23218-2350*
804/697-1000
www.cskcorp.com





*Leased real property