Form 10-K, Exhibit 13
period 1998-12-31
CHESAPEAKE CORP /VA/
filed 1999-03-31
CIK 19731

EX 13.1




















                         Portions of the
                     CHESAPEAKE CORPORATION
                  Annual Report to Stockholders
              For the year ended December 31, 1998


























                    RECENT QUARTERLY RESULTS

                                        Income(Loss)
                                           Before
                                         Cumulative
                                         Effect Of
                                         Accounting
                                           Change
                                         And Extra-   Net
                        Net      Gross    ordinary   Income
Quarter                Sales     Profit     item     (Loss)
------------------------------------------------------------
(Dollar amounts in millions except per share amounts)
------------------------------------------------------------
1996:
 First                $  277.7    $ 53.8    $  7.9    $  7.9
 Second                  276.6      51.5       3.9       3.9
 Third                   309.3      62.8       9.5       9.5
 Fourth                  295.0      60.4       8.8       8.8
                           --------    ------    ------    ------
   Year               $1,158.6    $228.5    $ 30.1    $ 30.1
                    ==========  ========  ========  ========

1997:
 First                $  294.5    $ 44.2    $ (3.5)   $ (3.5)
 Second                  264.3      43.2      37.1*     34.8*
 Third                   233.7      53.9       9.7       9.7
 Fourth                  228.5      57.6       7.6       7.6
                      --------    ------    ------    ------
   Year               $1,021.0    $198.9    $ 50.9*   $ 48.6*
                      ========    ======    ======    ======

1998:
 First                $  216.8    $ 49.3    $  8.0**   $21.3**
 Second                  237.0      52.0      10.6      10.6
 Third                   260.7      59.2      13.2      13.2
 Fourth                  235.9      57.1       2.2       2.2
                      --------    ------    ------    ------
   Year               $  950.4    $217.6    $ 34.0**  $ 47.3**
                      ========    ======    ======    ======



* Includes after-tax gain of $49.1 million, or $2.07 per share, on the sale of the Divested Businesses to St. Laurent (U.S.) during the second quarter of 1997.
**Includes after-tax gain of $13.3 million, or $.62 per share, on the cumulative effect of change in accounting for certain timber reforestation costs that were previously expensed.


                               -1-
               RECENT QUARTERLY RESULTS, CONTINUED

             Earnings(Loss)
                 Before
           Cumulative Effect
             Of Accounting
               Change And
             Extraordinary
                  Item      Earnings(Loss)Dividends Stock Price
Quarter      Basic Diluted  Basic Diluted Declared   High  Low
---------------------------------------------------------------
(Dollar amounts in millions except per share amounts)

1996:
 First       $0.33   $0.33  $0.33   $0.33   $0.20  $30.50 $25.25
 Second       0.17    0.17   0.17    0.17    0.20   30.50  25.25
 Third        0.41    0.40   0.41    0.40    0.20   27.63  23.13
 Fourth       0.38    0.37   0.38    0.37    0.20   31.75  26.50
                                            -----
   Year      $1.28   $1.27  $1.28   $1.27   $0.80
                                            =====

1997:
 First      $(0.15) $(0.15)$(01.5) $(0.15)  $0.20  $32.50 $27.13
 Second       1.58*   1.56*  1.48*   1.46*   0.20   36.00  27.25
 Third        0.41    0.41   0.41    0.41    0.20   36.50  29.94
 Fourth       0.34    0.34   0.34    0.34    0.20   36.75  31.44
                                            -----
   Year      $2.20*  $2.18* $2.10*  $2.08*  $0.80
                                            =====

1998:
 First       $0.38*  $0.37**$1.00** $0.99** $0.20  $35.63 $31.75
 Second       0.51    0.50   0.51    0.50    0.20   39.13  33.63
 Third        0.61    0.60   0.61    0.60    0.20   41.75  32.06
 Fourth       0.10    0.10   0.10    0.10    0.22   36.88  32.75
                                            -----
   Year      $1.60** $1.57**$2.23** $2.19** $0.82
                                            =====



* Includes after-tax gain of $49.1 million, or $2.07 per share, on the sale of the Divested Businesses to St. Laurent (U.S.) during the second quarter of 1997.
**Includes after-tax gain of $13.3 million, or $.62 per share, on the cumulative effect of change in accounting for certain timber reforestation costs that were previously expensed.



                               -2-
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

CHESAPEAKE'S BUSINESS

Chesapeake conducts its business in three segments: Tissue;
Specialty Packaging; and Forest Products/Land Development.

Tissue Segment

Chesapeake's Tissue segment, which consists of Wisconsin Tissue Mills Inc. and Wisconsin Tissue de Mexico, S.A. de C.V. (collectively, "Wisconsin Tissue" or "WT"), produces tissue for industrial and commercial markets including full-menu and fast-food restaurants, hotels, motels, clubs, health care facilities, schools, office locations, and commercial airlines. Operations of the Tissue segment include: paper mills in Menasha, WI; Flagstaff, AZ; and Chicago, IL; and converting and distribution facilities in Neenah, WI; Bellemont, AZ; Greenwich, NY; and Toluca, Mexico. The combined operations sell over 2,200 products including napkins, tablecovers, toweling, placemats, wipers, and facial and bathroom tissue. Wisconsin Tissue's products are sold throughout the United States, Canada, and Mexico using a dedicated sales force and independent distributors.

Specialty Packaging Segment

Chesapeake's Specialty Packaging segment is composed of Chesapeake Display and Packaging Company ("CD&P"), which designs and manufactures point-of-sale displays and graphic packaging in the United States, Canada, and Europe; and Chesapeake Packaging Co. ("CP"), which produces corrugated shipping containers in the United States.

Chesapeake Display and Packaging: CD&P designs, manufactures, and, in some cases, packs and distributes display and promotional units that are used as marketing tools in supermarkets, video stores, convenience stores, and other retail locations. Point-of-sale displays are free-standing and highlight or advertise a specific product or set of products for customers. Most point-of-sale displays are temporary and are used to support a specific product advertisement or roll-out. However, they can also be more permanent when constructed out of wood and/or plastic. Design creativity, strength, print quality, and appearance are critical performance features.

CD&P operates a network of sixteen design, manufacturing, assembly, packaging, and distribution facilities throughout the United States and Europe and provides its customers with a wide range of products and services, including graphic and structural
                               -3-
design, in-house manufacturing, project management, assembly, custom packing, and distribution.

CD&P also designs and manufactures light-weight graphic packaging that is used by consumer products companies to pack, store, stack, and display retail products. This is a litho-labeled, printed corrugated product, which is preferred by mass merchandisers because of its superior graphic appearance and stacking strength.

As with point-of-sale displays, CD&P offers turn-key service to its graphic packaging customers by providing CAD-CAM mechanical design, digital art board, graphic design, die making, product testing, and full customer support. Chesapeake operates three dedicated graphic packaging facilities in Visalia, CA, Richmond, IN, and Pelahatchie, MS, that are capable of servicing national accounts.

Chesapeake Packaging: CP consists of ten corrugated shipping container plants located in seven states, which manufacture corrugated boxes and specialty packaging primarily for customers within each plant's regional area. The raw materials for the packaging plants include linerboard and corrugating medium, which are converted to make the walls of the packaging unit. Various converting equipment is used to print, cut, slot, and glue the container to customer specifications.

Forest Products/Land Development Segment

Chesapeake's Forest Products/Land Development segment consists of Chesapeake Forest Products Company, Chesapeake Building Products Company, Delmarva Properties, Inc. and Stonehouse Inc. The Company is currently evaluating strategic alternatives regarding this segment's timberlands and building products businesses.

Chesapeake Forest Products: Chesapeake Forest Products Company owns and actively manages approximately 321,000 acres of timberland located in Virginia, Maryland,and Delaware.
Chesapeake's forests are managed to maximize the harvest of sawtimber using environmentally sound, modern forestry methods.

Chesapeake Building Products: Chesapeake Building Products Company operates three sawmills in Virginia and Maryland, which manufacture pine lumber. Over 50% of the raw timber processed at the mills is provided from Chesapeake's timberlands. Sawmill products are sold by an internal sales force to independent brokers and retailers.


                               -4-
Delmarva Properties, Inc. and Stonehouse Inc.: Delmarva Properties, Inc. and Stonehouse Inc. develop and market land that is more valuable when used as developed property than as timberland. Delmarva Properties is currently developing approximately 5,200 acres in Virginia, Maryland, and Delaware, primarily for residential housing. Sales include large lots and acreage for third parties to develop for both residential and commercial uses. A major project involves the development of a 3,200 acre mixed-use site in New Kent, VA. Stonehouse Inc. is a 50% partner in a joint venture with Dominion Capital, Inc. to develop a 7,600 acre planned community in James City County, VA. The majority of the land currently being developed by both entities was timberland formerly owned by Chesapeake Forest Products Company.

EARNINGS OVERVIEW

The Company reported net income of $47.3 million, or $2.19 per share, for 1998; $48.6 million, or $2.08 per share, for 1997; and $30.1 million, or $1.27 per share, for 1996. Results for 1998 and 1997 include unusual items that affect the comparability of reported results as described below. Earnings per share amounts are on a diluted basis throughout this discussion.

Graph:
                                            1996    1997   1998
----                                        ----    ----
Diluted Earnings per Share
(Dollars)
As reported                                 1.27    2.08   2.19
Pro Forma - Ongoing Operations              1.63    1.13   1.98

Unusual Items

Unusual items affecting 1998's results are: 1) a $13.3 million, or $0.62 per share, after-tax gain resulting from a change in accounting to capitalize certain timber reforestation costs that were previously expensed, which the Company believes is preferable because it achieves better matching of reforestation costs with the revenues realized from the eventual harvesting of the timber; and 2) restructuring charges related to Chesapeake's Tissue and Specialty Packaging segments of $8.8 million after tax, or $0.41 per share, the details of which are described in the next section of this report.





                               -5-
Unusual items affecting 1997's results include: 1) a gain of $86.3 million ($49.1 million after tax, or $2.07 a share) from the sale of the West Point, VA, kraft products mill (the "West Point Mill") and related assets; 2) restructuring and other special charges related primarily to Chesapeake's Specialty Packaging businesses of $10.8 million after tax, or $.45 a share; and 3) an extraordinary loss of $2.3 million after tax, or $.10 per share, associated with the repurchase of long-term debt.

Management evaluates the Company's financial performance by excluding the financial results of divested operations, restructuring and other special charges, and extraordinary items.
The terms "from ongoing operations" and "pro forma" reflect those adjustments and will be used throughout the following analysis. More information about Chesapeake's businesses is provided under the caption "Business Segment
Highlights" and in Note 15 to the consolidated financial statements.

Restructuring

During 1998, management initiated a review of the Tissue and Specialty Packaging segments with the objective of reducing costs and increasing productivity. The review included organization and cost structures, facility utilization, and product offerings. As a result of this review, the Company formulated a restructuring plan which resulted in a fourth quarter 1998 charge of $11.8 million before taxes ($8.8 million after tax, or $.41 per share).

The 1998 restructuring program consists primarily of a 5% reduction in the Company's global workforce (approximately 250 employees) through the elimination of redundant and overlapping positions and facility consolidations. The reductions are taking place in Chesapeake's Tissue and Specialty Packaging segments.

Wisconsin Tissue has implemented a combination of early retirement and voluntary severance programs to reduce its work force by approximately 70 positions. CD&P has implemented a work force reduction of approximately 60 positions and will close two facilities in 1999. The 1998 restructuring plan, when completely executed, is expected to generate annualized pretax savings of $5.0 million.






                               -6-
The following table sets forth the details of the restructuring charge recognized in the fourth quarter of 1998:
                                                Specialty
                                        Tissue  Packaging Total
                                        ------  --------- -----
Employment reduction                     $5.0      $4.6    $ 9.6
Facility consolidation:
   Closure costs                            -        .9       .9
   Inventory write-down                     -        .2       .2
   Fixed asset write-down                   -       1.1      1.1
                                         ----      ----    -----
Totals                                   $5.0      $6.8    $11.8
                                         ====      ====    =====

During the second quarter of 1997, the Company recorded restructuring and other special charges of $18.9 million before taxes ($10.8 million after tax, or $.45 per share) related primarily to its Specialty Packaging segment. The restructuring charge provided for the costs associated with management reorganization and the closures of one point-of-sale display facility and one graphic packaging facility. The intent of these initiatives was to eliminate redundant overhead and processes, improve geographic efficiency, and reduce fixed costs. Execution of the 1997 restructuring plan was completed during 1998. The 1997 reserve for restructuring costs was completely used by December 31, 1998.

Divested Businesses

The West Point Mill, four corrugated container plants, and a building products facility (the "Divested Businesses") were sold to St. Laurent Paperboard (U.S.) Inc. ("St. Laurent (U.S.)") on May 23, 1997. In the first half of 1997, the corrugated container and building products facilities were profitable, while the West Point Mill, which operates in a highly cyclical industry, recorded a loss due to unfavorable pricing conditions. The Divested Businesses contributed $155.5 million in net sales in 1997, and recorded an Earnings Before Interest and Taxes ("EBIT") loss of $14.3 million. Net sales and EBIT from Divested Businesses in 1996 were $384.7 million and $7.2 million, respectively.

RESULTS OF OPERATIONS

Overview

The following analysis of consolidated results highlights major year-to-year changes in the Company's income statement. More detail regarding these changes is found under the caption
"Segment Review" below.

                               -7-
1998 vs. 1997

Sales: Chesapeake's 1998 net sales were $950.4 million, down 7% from 1997's net sales of $1,021.0 million, due primarily to the sale of the Divested Businesses. 1998 net sales were 10% higher than 1997 net sales from ongoing operations of $865.5 million due primarily to higher Tissue and Specialty Packaging shipments.

Income: Net income for 1998 was $47.3 million, or $2.19 a share, up 5% from net income of $48.6 million, or $2.08 a share, earned in 1997. Earnings for 1998 include an extraordinary gain of $13.3 million after tax, or $.62 a share, from the cumulative effect of an accounting change. The 1998 results also include restructuring charges related to Chesapeake's Tissue and Specialty Packaging segments of $8.8 million after tax, or $.41 a share. Net income for 1998 excluding these unusual items was $42.8 million, or $1.98 per share, up 75% compared to net income from ongoing operations for 1997 of $26.4 million, or $1.13 per share, due primarily to higher EBIT in all segments.

1998 gross profit margin increased by 31_2 points compared to the previous year due primarily to the sale of the Divested Businesses in 1997. 1998 gross profit margin compared to 1997 gross margin from ongoing operations, dropped by half a point due to lower corrugated container and pine lumber margins, partially offset by increased margins for Wisconsin Tissue and CD&P.

Selling, General, and Administrative ("SG&A") expenses in 1998 decreased $27.6 million, or 17%, compared to 1997, and were 14% of net sales in 1998 compared to 16% in 1997. 1998 SG&A expenses as a percentage of sales dropped by over 31_2 points to 14% from 1997 SG&A expenses from continuing operations as a result of controls on spending spread over a larger sales base.

EBIT for 1998 was $86.5 million, up $32.4 million, or 60%, compared to 1997 EBIT from ongoing operations of $54.1 million, due primarily to higher shipments and improved operating efficiencies.

Net interest expense decreased $3.1 million from 1997 due primarily to lower average debt outstanding and interest earned from the remaining cash proceeds from the sale of the Divested
Businesses in 1997.

The Company's effective income tax rate decreased to 39.1% in 1998 compared to 40.3% in 1997. The decrease is primarily due to a reduction in goodwill amortization.


                               -8-
Graph:
                                            1996    1997   1998
                                            ----    ----   ----
Interest Expense, Net
(In millions of $)
As reported                                 33.9    22.0   18.9
Pro Forma                                   12.3    13.6   18.9

1997 vs. 1996

Sales: Chesapeake's 1997 net sales were $1,021.0 million, down 12% from 1996's net sales of $1,158.6 million, due to partial year net sales of the Divested Businesses in 1997 compared to full year net sales of the Divested Businesses in 1996. Net sales from ongoing operations in 1997 of $865.5 million were 12% higher than 1996 net sales from ongoing operations of $773.9 million. Higher shipment volumes for all three business segments were partially offset by lower average selling prices in the Tissue segment.

Income: Net income for 1997 was $48.6 million, or $2.08 per share, up 64% from 1996 net income of $30.1 million, or $1.27 per share. Earnings for 1997 include a gain of $86.3 million ($49.1 million after tax, or $2.07 a share) from the sale of the Divested Businesses. Net income for 1997 also includes restructuring and other special charges related primarily to Chesapeake's Specialty Packaging segment of $10.8 million after tax, or $.45 a share, and an extraordinary loss of $2.3 million after tax, or $.10 per share, associated with the repurchase of long-term debt. Net income for 1997 from ongoing operations prior to these unusual items was $26.4 million, or $1.13 per share, down from net income from ongoing operations of $1.63 per share in 1996 due primarily to lower Tissue and Specialty Packaging EBIT.

The gross profit margin in 1997 was unchanged compared to 1996. 1997 gross profit margin from ongoing operations compared to 1996 gross profit margin from ongoing operations was down 21 1/2 points due primarily to lower tissue margins and higher costs in certain packaging businesses.

SG&A expenses in 1997 increased $6.3 million, or 4%, compared to 1996, and were 16% of net sales in 1997, compared to 13% in 1996.
Certain costs previously allocated to the Divested Businesses remained in SG&A for the full year in 1997.





                               -9-
EBIT for 1997 from ongoing operations was $54.1 million compared to EBIT from ongoing operations of $73.8 million in 1996, due primarily to lower pricing for tissue products and process cost inefficiencies in certain packaging businesses.

1997 net interest expense decreased $11.9 million from 1996 due primarily to lower average debt outstanding and interest earned on the remaining cash proceeds from the sale of the Divested
Businesses in 1997.

The Company's effective income tax rate increased to 40.3% in 1997 from 36.1% in 1996, primarily due to non-deductible write-offs associated with the 1997 restructuring program.

SEGMENT REVIEW

Tissue

1998 vs. 1997

Net sales of $433.3 million in 1998 were 6% higher than 1997, due to growth in converted product volume and higher sales of jumbo rolls, partially offset by modestly lower average selling prices. 1998 EBIT of $69.6 million was up 25% compared to EBIT of $55.8 million in 1997, while 1998 EBIT return on net sales (operating margin) rose by 21_2 points to 16.1%. The improvements in EBIT and operating margin were the result of favorable product mix and improved papermaking and tissue converting efficiencies.

Graph:
                                            1996    1997   1998
                                            ----    ----   ----
Tissue Segment Net Sales
(In millions of $)
Net sales                                  392.0   410.7  433.3
Percent change                              +21%     +5%    +6%

1997 vs. 1996

Net sales of $410.7 million in 1997 were 5% higher than 1996, due to growth in converted product volume, partially offset by lower average selling prices. EBIT of $55.8 million in 1997 was down 14.2% from EBIT of $65.0 million in 1996, while 1997 operating margin declined by 3 points, to 13.6%, due to higher wastepaper costs and start-up costs associated with increased converting capacity.




                              -10-
Graph:
                                            1996    1997   1998
                                            ----    ----   ----
Tissue Segment Operating Margin
(percent)
Operating Margin                            16.6    13.6   16.1

Specialty Packaging

1998 vs. 1997

Net sales of $472.3 million in 1998 increased 13% compared to 1997 net sales from ongoing operations due primarily to higher display and graphic packaging volume and higher corrugated container prices. The Specialty Packaging segment's 1998 EBIT of $13.3 million was up $7.9 million from 1997 EBIT from ongoing operations of $5.4 million, while operating margins improved 11 1/2 points to 2.8%. These improvements were due to volume growth, higher capacity utilization, and operating cost reductions, partially offset by slightly lower corrugated container gross profit margins.

Graph:
                                            1996    1997   1998
                                            ----    ----   ----
Specialty Packaging Segment Net sales
(Ongoing Operations)
(In millions of $)
Net sales                                  357.6   416.8  472.3
Percent change                              +12%    +17%   +13%

1997 vs. 1996

Net sales from ongoing operations of $416.8 million increased 17% compared to 1996 net sales from ongoing operations due to volume growth and the full year impact of Chesapeake Europe, which was acquired during the third quarter of 1996. The Specialty Packaging segment's 1997 EBIT from ongoing operations of $5.4 million was down substantially from 1996 EBIT from ongoing operations of $17.7 million, while operating margins dropped to 1.3% in 1997 from 5.0% in 1996. These declines were due primarily to process cost inefficiencies and additional costs associated with operating graphic packaging facilities below capacity.







                              -11-
Graph:
                                            1996    1997   1998
                                            ----    ----   ----
Specialty Packaging Segment Operating Margin
(Ongoing Operations)
(percent)
Operating margin                             5.0     1.3    2.8

Forest Products/Land Development

1998 vs. 1997

Net sales for 1998 were $44.8 million, up 18% from 1997's net sales from ongoing operations of $38.0 million, while EBIT of $16.3 million for 1998 was up 29% from 1997 EBIT from ongoing operations due to higher pine lumber volume, the addition of external pulpwood shipments after the sale of the Divested Businesses in 1997, and higher land sales, partially offset by lower pine lumber prices.

Graph:
                                            1996    1997   1998
                                            ----    ----   ----
Forest Products/Land Development Segment
Net Sales (Ongoing Operations)
(In millions of $)
Net sales                                   24.3    38.0   44.8
% change                                     +2%    +56%   +18%

1997 vs. 1996

Net sales from ongoing operations for 1997 were $38.0 million, up 56% from 1996 net sales from ongoing operations of $24.3 million, due to the addition of external pulpwood sales to St. Laurent (U.S.), increased lumber shipments, and higher lumber prices. EBIT from ongoing operations of $12.6 million for 1997 was up 25% from 1996 due to increased shipments, favorable pricing, and improved sawmill operating efficiency.

Graph:
                                            1996    1997   1998
                                            ----    ----   ----
Forest Products/Land Development Segment
EBIT (Ongoing Operations)
(In millions of $)
EBIT                                        10.1    12.6   16.3





                              -12-
LIQUIDITY AND CAPITAL RESOURCES

Management assesses the Company's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Significant factors affecting the management of liquidity are cash flows from operating activities, capital expenditures, adequate bank lines of credit, and financial flexibility to attract long-term capital with satisfactory terms.

Capital Structure

Chesapeake uses financial markets worldwide for its financing needs. The Company is party to various bank credit facilities which are discussed in Note 4 to the consolidated financial statements. These credit facilities give Chesapeake the financing flexibility it needs to take advantage of investment opportunities that may arise and to satisfy future funding requirements.

Chesapeake targets a capital structure that is consistent for an "investment grade" senior debt rating. This capital structure allows Chesapeake's stockholders to enjoy the benefits of prudent financial leverage, while protecting debtholder interests and ensuring ready access to capital markets.

Chesapeake's total capitalization (consisting of long-term debt net of cash, deferred taxes, and stockholders' equity) was $723.6 million at the end of 1998, compared to $681.4 million at the end of 1997. The year-end ratio of long-term debt net of cash to total capital was 28.8% for 1998, up slightly from 28.0% for 1997, but still well below Chesapeake's long-term debt-to-total-capital ratio target range of 35% to 45%.

Graph:
                                            1996    1997   1998
                                            ----    ----   ----
Capital Structure
(In millions of $)
Long Term Debt, net of cash                489.6   191.0  208.0
Deferred Taxes                             126.9    67.3   74.3
Stockholders' Equity                       469.1   423.1  441.3
                                         -------   -----  -----
                                         1,085.6   681.4  723.6
                                         =======   =====  =====

During each of 1998 and 1997, the Company paid cash dividends of $0.80 per share. A 10% increase in the quarterly dividend to $.22 per share was declared in the fourth quarter of 1998 to be


                              -13-
paid February 12, 1999. Outstanding common stock at year-end 1998 totaled 21.4 million shares, an increase of .1 million shares from year-end 1997, as purchases of .2 million shares by the Company during the year were slightly less than the number of shares issued for employee benefit plans. See Note7 to the consolidated financial statements for more details on capital stock and additional paid-in capital. Year-end 1998 stockholders' equity was $441.3 million, or $20.62 per share, up $.78 compared to year-end 1997. The market price for Chesapeake's common stock ranged from a low of $31.75 per share to a high of $41.75 per share in 1998, with a year-end price of $36.88 per share, up 7% from 1997's year-end price of $34.38 per share.

Graph:
                                            1996    1997   1998
                                            ----    ----   ----
Common Stock Price Range & Stockholders'
Equity
(dollars)
Equity Per Share                           20.05   19.84  20.62
Common Stock Price Range
 High                                      31.75   36.75  41.75
 Low                                       23.13   27.13  31.75

In August 1997, Standard and Poor's raised its rating on Chesapeake senior debt from BBB- to BBB, largely as a result of debt reduction associated with the sale of the Divested
Businesses in May 1997. Moody's maintained its rating at Baa3.

In January 1999, the Company entered into a new $450 million bank credit facility which will be used primarily to fund the purchase of Field Group plc, as discussed in Note 14 to the consolidated financial statements. The credit facility includes a five-year $250 million revolving line of credit and a 364-day $200 million revolving line of credit, which is convertible at the Company's option to a two year term loan.

The Company is considering various alternatives for its Forest Products businesses that may result in a sale of such businesses. The net proceeds from any such sale are likely to be used to reduce the Company's debt, repurchase shares, and finance future growth opportunities.

The Company believes that existing sources of liquidity are adequate to meet anticipated borrowing needs at comparable risk-based interest rates for the foreseeable future.




                              -14-
Cash Flow

Net cash provided by operating activities of $90.4 million was up significantly from net cash used by operating activities of $31.4 million in 1997, but down from $131.2 million provided by operations in 1996. The increase in 1998 net cash flow from operations compared to 1997 is due primarily to higher EBIT in all three business segments and lower working capital requirements.

EBITDA, a measure of internal cash flow combining earnings before interest and income taxes plus non-cash charges for depreciation, cost of timber harvested, and amortization, and excluding the effects of restructuring and accounting changes, was $148.8 million for 1998, 32% higher than 1997's EBITDA of $112.4 million, excluding the 1997 gain on sale of businesses, restructuring and other special charges, and extraordinary items due primarily to higher EBIT in all business segments.

Graph:
                                            1996    1997   1998
                                            ----    ----   ----
EBITDA (Ongoing Operations)
(In millions of $)
Earnings Before Interest and Income
 Taxes (not including one-time gain,
 restructuring, special charges, or
 extraordinary item)                        73.8    54.1   86.5
Noncash charges for depreciation,
 cost of timber harvested, and amortization 48.1    58.3   62.3
                                           -----   -----  -----
                                           121.9   112.4  148.8
                                           =====   =====  =====

1998 year-end working capital decreased by $10.2 million from year-end 1997, primarily due to an increase in accounts payable and accrued expenses and a reclassification of long-term debt, offset in part by an increase in accounts receivable. For ongoing operations, the 1998 average collection period of 45 days improved by 3 days versus 1997, while 1998 net inventory turnover of 7.2 turns improved by .4 turns. The improvements were due to Company-wide initiatives to improve working capital efficiency.

Cash used for investing activities in 1998 of $87.0 million was down $511.5 million from the prior year's cash provided by investing activities of $424.5 million as a result of cash proceeds from the sale of the Divested Businesses in 1997 of $491.0 million and acquisitions in 1998.


                              -15-
Cash used in financing activities in 1998 was $14.3 million compared to $329.6 million in 1997, due to the use in 1997 of the proceeds from the sale of the Divested Businesses to reduce credit line borrowings by $179.0 million and long-term debt by $66.7 million, and to purchase 2.3 million shares of the Company's common stock at a net cost of $79.4 million. The Company used $6.9 million to purchase 197,300 shares of its common stock during 1998. See Note 4 to the consolidated financial statements for additional information regarding long-term debt.

Capital Expenditures & Acquisitions

1998: Expenditures for property, plant, and equipment totaled $73.3 million. Major initiatives included: new tissue converting equipment at the Menasha, WI, Bellemont, AZ, and Greenwich, NY, facilities; a new warehouse adjacent to the Bellemont, AZ, converting facility; new printing equipment at the Visalia, CA, and Richmond, IN, graphic packaging facilities; implementation of new information systems throughout the company; and expansion and modernization of the West Point, VA, sawmill. No other 1998 capital projects were individually material.

Acquisition expenditures in 1998 were $18.1 million and included the purchase of all of the outstanding capital stock of Capitol Packaging Corporation in Denver, CO, and substantially all of the assets and assumption of certain liabilities of Rock City Box Co., Inc. in Utica, NY.

1997: Expenditures for property, plant, and equipment, totaled $68.2 million. Major initiatives included new tissue converting equipment at the Bellemont, AZ, and Greenwich, NY, facilities and expansion of the Erlanger, KY, display and packaging plant. No other 1997 capital expenditures were individually material. There were no business acquisitions completed during 1997.

1996: Expenditures for property, plant, and equipment totaled $128.8 million and included: expansion of the Visalia, CA, graphic packaging plant; a new graphic packaging plant in Pelahatchie, MS; a new custom packing operation in Memphis, TN; and new tissue converting equipment at the Bellemont, AZ, and Greenwich, NY, sites.

Acquisition expenditures in 1996 were $47.2 million and included the purchase of the assets of the Display Division of Dyment Limited in Erlanger, KY, and Toronto, Canada; the acquisition of the point-of-sale display and packaging businesses of Salliard S.A. in France; and the acquisition of certain tissue converting assets and distribution facilities of Jokel Desarrollos, S.A. de C.V. and Ambitec, S.A. de C.V. in Mexico.

                              -16-
1999 Outlook

These forward-looking statements reflect management's view of the Company's outlook for 1999 as of February 12, 1999. The forward-looking statements do not reflect the potential impact of any mergers, acquisitions, divestitures, or other structural changes in the Company's business that may occur during 1999, and are subject to certain risks and uncertainties, including those listed under the caption "Forward-Looking Statements".
- The Company expects net sales for 1999 to be in the $970 million to $1.0 billion range.
- Full-year earnings improvements in all three business segments (Tissue,Specialty Packaging, and Forest Products/Land Development) are expected in 1999 compared to 1998.
- The Company's effective income tax rate in 1999 is expected to be 36.5%.
- Capital spending for 1999 is expected to be approximately $80 million, compared to $73 million in 1998, excluding acquisitions.
- Depreciation, cost of timber harvested, and amortization expenses are expected to total approximately $66 million in 1999, up from $62 million in 1998.
- Earnings per share (diluted) expectations are in the range of $2.15 to $2.35 per share for 1999.

Planned capital spending initiatives include: a cost improvement project at the Flagstaff, AZ, tissue mill; the continued implementation of new information systems throughout the Company; and new printing equipment at the Richmond, IN, manufacturing facility. The Company's plan tobuild a new tissue mill and converting facility in Halifax County, NC, was approved by the board of directors in January 1999. The total cost of the project is projected to be $160-$180 million, including expected 1999 capital spending of $10-$20 million. No other 1999 projects are expected to account for more than 5% of the total planned spending. Projected 1999 capital expenditures are expected to be funded with internally generated cash.

All 1999 capital projects are expected to be consistent with Chesapeake's strategy of expanding the Tissue and Specialty Packaging businesses, reducing costs, and focusing capital spending on projects that are expected to generate a return on investment that exceeds the Company's cost of capital. See Note 13 to the consolidated financial statements for information regarding capital commitments.






                              -17-
Subsequent Events

In January 1999, the Company announced that it plans to build a new tissue mill and converting facility in Halifax County, NC. Construction of this mill is planned to begin in the third quarter of 1999, with converting production beginning in the third quarter of 2000 and paper production in the first quarter of 2001. Total cost is projected to be $160-$180 million.

On January 20, 1999, the Company announced that it made an offer to acquire all of the outstanding shares of Field Group plc, a leading European packaging company with headquarters in the United Kingdom. The all cash offer, as amended, of approximately $355 million plus the assumption of $50 million in debt values the total enterprise at $405 million. On March 5, 1999, the Company announced it had received shareholder acceptances, irrevocable undertakings, or acquired shares totaling 88% of the outstanding share capital of Field Group plc and therefore declared the offer wholly unconditional.

Risk Management

Chesapeake continually evaluates risk retention and insurance levels for product liability, property damage, and other potential exposures to risk. The Company devotes significant effort to maintaining and improving safety and internal control programs, which are intended to reduce its exposure to certain risks. Management determines the amount of insurance coverage to purchase and the appropriate amount of risk to retain based on the cost and availability of insurance and the likelihood of a loss. Management believes that the current levels of risk retention are consistent with those of comparable companies in the industries in which Chesapeake operates. There can be no assurance that Chesapeake will not incur losses beyond the limits of, or outside the coverage of, its insurance. However, the Company's liquidity, financial position, and profitability are not expected to be materially affected by the levels of risk retention that the Company accepts.

Chesapeake's financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which its products are manufactured or sold. The Company's currency exposures are cash, debt, and foreign currency transactions denominated primarily in the French franc, the Canadian dollar, and the Mexican peso.
Chesapeake manages its foreign currency exposures primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset.

                              -18-
As part of managing its foreign currency exposures, Chesapeake enters into foreign currency forward exchange contracts. These agreements are generally used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the local currency. The use of these agreements allows Chesapeake to reduce its overall exposure to exchange rate fluctuations, as the gains and losses on the agreements substantially offset the gains and losses on the liabilities being hedged. Forward exchange agreements are viewed as risk management tools, involve little complexity, and, in accordance with Company policy, are not used for trading or speculative purposes. Chesapeake is not a party to any leveraged derivatives. As of December 31, 1998, Chesapeake's exposure resulting from fluctuations in foreign currency exchange rates was not material.

The Company's long-term debt portfolio consists mostly of fixed rate instruments. At year-end 1998 the Company did not hold interest rate derivative contracts.

The Company's cash position includes amounts denominated in foreign currencies. The Company manages its worldwide cash requirements considering available funds among its subsidiaries and the cost effectiveness with which these funds can be accessed. The repatriation of cash balances from some of the Company's subsidiaries could have adverse tax consequences.

Year 2000 Readiness Disclosure

Until recently, many computer systems and software products used only two digit entries to define a year. As a result, computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Unless remedied, this "Year 2000 problem" could result in disruptions of normal business operations due to system failures, miscalculations, or the inability to process necessary transactions. In addition to computer systems, any equipment using embedded chips with date sensitive functions, such as switchgear, machinery and process control systems, and telephone exchanges, could also be at risk.











                              -19-
Year 2000 Readiness Initiative

In 1997, Chesapeake established a plan intended to address the impact of the Year 2000 problem on its internal systems and facilities, as well as its key suppliers and customers. The project consists of the following four phases:
- Phase 1 - inventory and analysis of key business systems and infrastructure for Year 2000 problems. Phase 1 was completed in July 1997.
- Phase 2 - remediation of non-compliant systems. As discussed below, this phase is underway and should be completed by mid-1999.
- Phase 3 - testing of mission critical systems. This phase has begun and is scheduled to be completed by mid-1999.
- Phase 4 - development of contingency plans. This phase has also begun. As discussed below, the Company expects that its contingency plans will be fully developed by mid-1999.

The Company's Year 2000 team consists of location and business unit Year 2000 coordinators and project managers who, for the purpose of this project, report and are accountable to the Company's Chief Financial Officer.

State of Readiness

Most of the Company's mission critical business systems utilize packaged applications, which are purchased from third party software vendors. As part of its overall business strategy, the Company is installing new integrated Enterprise Resource Planning ("ERP") software that is expected to provide enhanced reporting and operational benefits. The installation of Year 2000 compliant ERP software is also the principal element of the Company's Year 2000 remediation plan. The Company's Tissue segment is scheduled to implement Year 2000 compliant ERP software in April 1999. Chesapeake's other business segments and corporate headquarters are in the process of installing Year 2000 compliant ERP software. Those installations are approximately 50% complete as of January 1999, and are scheduled to be completed at all locations by mid-1999.

In addition to the installation of Year 2000 compliant ERP software, the Company's remediation efforts include the upgrading or replacement of proprietary computer software systems (primarily in the Tissue segment), and the upgrading or replacement of computer hardware, machinery, and equipment, process control systems, security systems, and telecommunications equipment. The Company has begun the process of upgrading or replacing these systems and equipment, as necessary for Year 2000 compliance, and expects the process to be completed by mid-1999.

                              -20-
Cost to Address Year 2000 Readiness

The cost of installing the new ERP software, no material portion of which relates specifically to achieving Year 2000 compliance, is expected to be approximately $20 million. Of this amount, approximately $16 million is expected to be capitalized, with $8.6 million capitalized during the Company's fiscal year ending December 31, 1998. To date, the Company has incurred approximately $12.4 million of the expected ERP implementation cost. Other specifically identifiable costs related to Year 2000 compliance are in the range of $2-3 million, approximately $1 million of which has been incurred to date. The Company expects to fund the costs associated with its Year 2000 compliance program with cash generated from operations. Management does not believe that any of Chesapeake's material information technology projects have been deferred due to the Company's Year 2000 compliance efforts.

Because of the interdependence of information systems today, Year 2000 compliant companies may be affected by the Year 2000 readiness of their material suppliers, customers, and other third parties. As part of Chesapeake's evaluation of the Year 2000 readiness of its suppliers, customers, and other third parties, the Company has contacted substantially all of its critical suppliers to request written assurance that they have Year 2000 readiness programs in place as well as an affirmation that they will be compliant when necessary. Responses to these inquiries are currently being gathered and reviewed. To date, no such parties have informed the Company that they do not expect to be Year 2000 compliant in a timeframe that would expose Chesapeake to material business risks. Further analysis will be conducted as necessary. Although management has not yet determined the risk associated with the failure of any such party to become Year 2000 compliant, the Company can provide no assurance that such failure would not have a material adverse effect on the Company's results of operations and financial condition. However, in an effort to minimize such risks, in most cases (with utilities and banking institutions as notable exceptions), the Company utilizes multiple suppliers of goods and services and is prepared to substitute suppliers if one or more have Year 2000 related difficulties.

Business Continuity and Contingency Planning

The ultimate effects on the Company or its suppliers or customers of not being fully Year 2000 compliant cannot be reasonably estimated. While Chesapeake believes its efforts are adequate to address its Year 2000 concerns, the Company could experience a material adverse effect on its results of operations, financial position, or cash flows if its Year 2000

                              -21-
compliance schedule is not met, if the costs to remediate the Company's Year 2000 issues materially exceed current estimates, or if material suppliers, customers, or other businesses encounter serious problems in their Year 2000 remediation efforts. Therefore, the Company is in the process of developing plans to address such contingencies, with a focus on mission critical applications and material suppliers. Such contingency plans may include the development of back-up procedures, the purchase of additional inventory, and utilization of alternate suppliers. The Company expects to complete its contingency plans by mid-1999.

Accounting Developments

The Financial Accounting Standards Board recently issued a new pronouncement regarding derivatives, which is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. When this standard is adopted it is not expected to have a material impact on the Company's financial statements.

Environmental

Chesapeake has a strong commitment to protecting the environment. The Company has an environmental audit program to monitor compliance with environmental laws and regulations. The Company is committed to abiding by the environmental, health, and safety principles of the American Forest & Paper Association. Each expansion project has been planned to comply with applicable environmental regulations and to enhance environmental protection at existing facilities. The Company faces increasing capital expenditures and operating costs to comply with expanding and more stringent environmental regulations, although compliance with existing environmental regulations is not expected to have a material adverse effect on the Company's earnings, financial position, cash flows, or competitive position.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state "Superfund" laws impose liability, without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with a release or threat of a release of hazardous substances into the environment. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways, and properties owned by third parties, as well as to properties currently owned and used by a company even if contamination is attributable entirely to prior owners. As

                              -22-
discussed below, the U.S. Environmental Protection Agency ("EPA") has given notice of its intent to list the lower Fox River in Wisconsin on the National Priorities List under CERCLA and has identified WT as a PRP.

Except for the Fox River matter, the Company has not been identified as a PRP at any CERCLA-related sites. However, there can be no assurance that the Company will not be named as a PRP at any other sites in the future, or that the costs associated with additional sites would not be material to the Company's financial position, results of operations, or cash flows.

In June 1994, the United States Department of Interior, Fish and Wildlife Service ("FWS"), a federal natural resources trustee, notified WT that it had identified WT and four other companies located along the lower Fox River in northeast Wisconsin as PRPs for purposes of natural resources liability under CERCLA arising from alleged releases of polychlorinated biphenyls ("PCBs") in the Fox River and Green Bay System. Two other companies subsequently received similar notices from the FWS. The FWS and other governmental and tribal entities, including the State of Wisconsin, allege that natural resources, including endangered species, fish, birds, tribal lands, or lands held by the United States in trust for various Indian tribes, have been exposed to PCBs that were released from facilities located along the lower Fox River. The FWS is proceeding with a natural resource damage assessment with respect to the alleged discharges. On January 31, 1997, the FWS notified WT of its intent to file suit, subject to final approval by the Department of Justice, against WT to recover alleged natural resource damages. WT and other PRPs are engaged in discussions with the parties asserting trusteeship of the natural resources concerning the damage assessment and the basis for resolution of the natural resource damage claims.

WT and other PRPs are also engaged in discussions with the State of Wisconsin with respect to resolving possible state claims concerning remediation, restoration, and natural resource damages related to the alleged discharge of PCBs into the Fox River and Green Bay System. Under an interim agreement with the State of Wisconsin, the PRPs are providing funds for an interim phase of resource damage assessment and restoration work. WT's obligation under the agreement is not material to the Company's financial position, results of operations, or cash flows.

On June 18, 1997, the EPA announced that it was initiating the process of listing the lower Fox River on the CERCLA National Priorities List of hazardous waste sites. The EPA identified several PRPs including WT. The EPA and the State of Wisconsin are proceeding with a remedial investigation/feasibility study of the lower Fox River site.
                              -23-
The ultimate cost to WT, if any, associated with these matters cannot be predicted with certainty at this time due to the inability to determine the outcome of pending settlement discussions or, if a settlement cannot be reached, WT's share of any multi-party clean-up expenses; the uncertain extent of any contamination; the varying costs of alternative restoration methods; the evolving nature of clean-up technologies and governmental regulations; the lack of controlling legal precedent; the extent to which contribution will be available from other parties; and the scope of potential recoveries from insurance carriers and prior owners of WT. Based on presently available information, the Company believes that there are additional parties, some of which may have substantial resources, that may also be identified as PRPs with respect to this matter and could be expected to participate in any final settlement. The Company believes that it is entitled to indemnification from a prior owner of WT, pursuant to a stock purchase agreement between the parties, with respect to liabilities related to this matter. The prior owner has reimbursed WT for out-of-pocket costs and attorneys' fees related to investigation of the matter. The Company believes that the prior owner intends to, and has the financial ability to, honor its indemnification obligation under the stock purchase agreement.

The EPA has stated its intent to develop additional draft rules under the Clean Water Act and the Clean Air Act, which would impose new air and water quality standards for pulp and paper mills (the "Cluster Rules"). The eventual capital cost impact on the Company of compliance with the additional Cluster Rules is not presently determinable and will depend on a number of factors, including the scope of the standards imposed and time permitted for compliance; the Company's strategic decisions related to compliance, including potential changes in product mix and market; and development in compliance technology.

In March 1998, WT's Chicago, IL, tissue mill received a Notice of Violation from EPA alleging violation of the Illinois State Implementation Plan as adopted pursuant to the Clean Air Act. The alleged violation involves the emission of volatile organic material. WT is in the process of negotiating a possible resolution of the alleged violation with EPA. The ultimate cost to WT, if any, associated with the alleged violation cannot be determined with certainty at this time due to the absence of a determination that there has been a violation, and, if a violation is found to have occurred, a determination of the appropriate capture and control techniques or other corrective action and the cost thereof, and the amount of any penalties


                              -24-
imposed by EPA. WT believes that it is entitled to significant indemnification for any costs or expenses incurred with regard to this matter from the prior owner of the Chicago mill and that the prior owner has the financial ability to honor its indemnification obligation.

On July 17, 1998, WT's Menasha, WI, tissue mill received a Notice of Violation from the Wisconsin Department of Natural Resources ("WDNR") alleging violations involving emission of volatile organic compounds and reporting requirements. WT has resolved the alleged violations by agreement with WDNR without a finding that violations occurred and without significant financial or operational effects on WT.

Other Litigation

The Company is a party to various legal actions, including those which are ordinary and incidental to its business. See Note 10 to the consolidated financial statements.

Forward-Looking Statements

Forward-looking statements in the foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations include statements that are identified by the use of words or phrases including, but not limited to, the following:
"will likely result", "expected to", "will continue", "is anticipated", "estimated", "project", "believe" and words or phrases of similar import. Changes in the following important factors, among others, could cause Chesapeake's actual results to differ materially from those expressed in any such forward-looking statements: competitive products and pricing; production costs, particularly for raw materials such as waste paper and corrugated box and display materials; fluctuations in demand; governmental policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance issues; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.











                              -25-
                REPORT OF INDEPENDENT ACCOUNTANTS




To the Stockholders and Board of Directors
Chesapeake Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, retained earnings, and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Chesapeake Corporation and its subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain timber reforestation costs in 1998.





                                   /s/ PricewaterhouseCoopers LLP
                                   -----------------------------
                                   PricewaterhouseCoopers LLP





Richmond, Virginia
February 12, 1999


                              -26-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEET
                      (Millions of Dollars)


                                                   December 31,
                                                   1998    1997
                                                   ----    ----
ASSETS

Current assets:
  Cash and cash equivalents                      $ 62.4  $ 73.3
  Accounts receivable, net                        127.6   111.8
  Inventories                                     102.7    98.8
  Deferred income taxes                            12.4    17.8
  Other                                             8.3     6.6
                                                 ------  ------
     Total current assets                         313.4   308.3
                                                 ------  ------

Property, plant, and equipment:
  Plant sites and buildings                       167.6   160.6
  Machinery and equipment                         692.1   632.7
  Construction in progress                         12.7    25.3
                                                 ------  ------
                                                  872.4   818.6
  Less accumulated depreciation                   385.9   350.1
                                                 ------  ------
                                                  486.5   468.5

  Timber and timberlands(less accumulated cost
     of timber harvested of $33.9 and $25.5)       56.7    39.8
                                                 ------  ------
     Net property, plant, and equipment           543.2   508.3
                                                 ------  ------
Goodwill(less accumulated amortization of
     $18.7 and $16.4)                              50.3    44.0
                                                 ------  ------
Other assets                                       72.5    61.3
                                                 ------  ------
                                                 $979.4  $921.9
                                                 ======  ======









                              -27-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
              CONSOLIDATED BALANCE SHEET, Continued
            (Millions of dollars, except share data)


                                                   December 31,
                                                   1998    1997
                                                   ----    ----
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                               $ 57.4  $ 52.1
  Accrued expenses                                 89.7    83.4
  Current maturities of long-term debt              5.8      .6
  Dividends payable                                 4.7     4.3
  Income taxes payable                                -     1.9
                                                 ------  ------
     Total current liabilities                    157.6   142.3
                                                 ------  ------
Long-term debt                                    270.4   264.3
                                                 ------  ------
Other long-term liabilities                        16.3     5.8
                                                 ------  ------
Postretirement benefits other than pensions        19.5    19.1
                                                 ------  ------
Deferred income taxes                              74.3    67.3
                                                 ------  ------

Stockholders' equity:
  Common stock, $1 par value; authorized,
     60 million shares; outstanding,21.4 million
     and 21.3 million shares                       21.4    21.3
  Additional paid-in capital                       20.0    24.7
  Accumulated other comprehensive income(loss)     (8.7)   (1.7)
  Retained earnings                               408.6   378.8
                                                 ------  ------
     Total stockholders' equity                   441.3   423.1
                                                 ------  ------
                                                 $979.4  $921.9
                                                 ======  ======


The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.







                              -28-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF INCOME, RETAINED EARNINGS,
                    AND COMPREHENSIVE INCOME
              (In millions, except per share data)

                                   For the years ended December 31,
                                       1998      1997      1996
                                       ----      ----      ----
Income:
Net sales                            $950.4  $1,021.0  $1,158.6
Costs and expenses:
  Cost of products sold               679.8     749.8     843.0
  Depreciation and cost of timber
     harvested                         59.7      72.3      87.1
  Selling, general, and
     administrative expenses          132.9     160.5     154.2
  Restructuring/special charges        11.8      18.9         -
                                     ------  --------  --------
  Income from operations               66.2      19.5      74.3
  Gain on sale of businesses              -      86.3         -
Other income, net                       8.5       1.4       6.7
                                     ------  --------  --------
  Income before interest, taxes,
     cumulative effect of accounting
     change, and extraordinary item    74.7     107.2      81.0
Interest expense, net                 (18.9)    (22.0)    (33.9)
                                     ------  --------  --------
  Income before taxes, cumulative
     effect of accounting change, and
     extraordinary item                55.8      85.2      47.1
Income taxes                           21.8      34.3      17.0
                                     ------  --------  --------
  Income before cumulative effect of
     accounting change and
     extraordinary item                34.0      50.9      30.1
Cumulative effect of accounting
  change, net of income taxes of $8.4  13.3         -         -
Extraordinary item, net of income
  taxes of $1.7                           -      (2.3)        -
                                     ------  --------  --------
  Net income                         $ 47.3  $   48.6  $   30.1
                                     ======  ========  ========









                              -29-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF INCOME, RETAINED EARNINGS,
               AND COMPREHENSIVE INCOME, Continued
              (In millions, except per share data)

                                   For the years ended December 31,
                                       1998      1997      1996
Basic earnings per share:              ----      ----      ----
  Earnings before cumulative effect
     of accounting change and
     extraordinary item              $ 1.60  $   2.20  $   1.28
  Cumulative effect of accounting
     change, net of income taxes        .63         -         -
  Extraordinary item, net of income
     taxes                                -      (.10)        -
                                     ------  --------  --------
  Basic earnings per share           $ 2.23  $   2.10  $   1.28
                                     ======  ========  ========
Diluted earnings per share:
  Earnings before cumulative effect
     of accounting change and
     extraordinary item              $ 1.57  $   2.18  $   1.27
  Cumulative effect of accounting
     change, net of income taxes        .62         -         -
  Extraordinary item, net of income
     taxes                                -      (.10)        -
                                     ------  --------  --------
  Diluted earnings per share         $ 2.19  $   2.08  $   1.27
Retained earnings:                   ======  ========  ========
Balance, beginning of year           $378.8  $  348.5  $  337.2
Net income                             47.3      48.6      30.1
Cash dividends declared per share,
  $0.82 in 1998, $0.80 in 1997 and
  1996                                (17.5)    (18.3)    (18.8)
                                     ------  --------  --------
Balance, end of year                 $408.6  $  378.8  $  348.5
Comprehensive income:                ======  ========  ========
Net income                           $ 47.3  $   48.6  $   30.1
Other comprehensive income (loss),
 net of income taxes:
  Minimum pension liability (net of
     tax expense of $3.4 in 1998)      (5.7)        -         -
  Foreign currency translation (net
     of tax expense of $0.9 and $1.1
     in 1998 and 1997 respectively)    (1.3)     (1.7)        -
                                     ------  --------  --------
Comprehensive income                 $ 40.3  $   46.9  $   30.1
                                     ======  ========  ========
The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

                              -30-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF CASH FLOWS
                      (Millions of dollars)

                                   For the years ended December 31,
                                       1998      1997      1996
                                       ----      ----      ----
Operating activities:
  Net income                          $47.3     $48.6     $30.1
  Adjustments to reconcile net income
     to net cash provided by (used in)
     operating activities:
      Depreciation, cost of timber
      harvested, and amortization of
      intangibles                      62.3      75.8      90.2
     Deferred income taxes              9.2     (59.8)      7.8
     (Gains) losses on sales of
     property, plant, and equipment,net (.6)      (.2)      0.5
     Gain on sale of businesses           -     (86.3)        -
     Restructuring/special charges     11.8      18.9         -
     Cumulative effect of accounting
      change                          (21.7)        -         -
     Changes in operating assets and
      Liabilities, net of acquisitions
      and dispositions:
       Accounts receivable, net       (13.0)     (6.3)     12.8
       Inventories                      4.5      (2.6)    (10.8)
       Other assets                   (17.2)    (27.7)     (5.0)
       Accounts payable and accrued
        expenses                        6.9       4.9       6.9
       Income taxes payable            (2.2)      1.2      (2.8)
       Other payables                   3.1       2.1       1.5
                                      -----     -----     -----
     Net cash provided by (used in)
     operating activities              90.4     (31.4)    131.2
                                      -----     -----     -----
Investing activities:
  Purchases of property, plant, and
   equipment                          (73.3)    (68.2)   (128.8)
  Acquisitions                        (18.1)        -     (47.2)
  Proceeds from sales of property,
   plant, and equipment                 2.8       1.7       3.3
  Proceeds from sale of businesses        -     491.0         -
  Other                                 1.6         -         -
                                      -----     -----     -----
     Net cash (used in) provided by
     investing activities             (87.0)    424.5    (172.7)
                                      -----     -----     -----



                              -31-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
         CONSOLIDATED STATEMENT OF CASH FLOWS, Continued
                      (Millions of dollars)

                                   For the years ended December 31,
                                       1998      1997      1996
                                       ----      ----      ----
Financing activities:
  Net borrowings (payments) on
   credit lines                         7.7    (179.0)     84.7
  Payments on long-term debt           (1.8)    (66.7)    (15.2)
  Proceeds from long-term debt           .7       8.5      11.5
  Proceeds from issuances of common
   stock                                1.3       1.5       0.1
  Purchases of outstanding common
   stock                               (6.9)    (79.4)    (16.0)
  Dividends paid                      (17.1)    (18.7)    (18.9)
  Other                                 1.8       4.2      (0.1)
                                      -----     -----     -----
     Net cash (used in) provided by
     financing activities             (14.3)   (329.6)     46.1
                                      -----     -----     -----
     (Decrease) increase in cash and
     cash equivalents                 (10.9)     63.5       4.6

  Cash and cash equivalents at
   beginning of year                   73.3       9.8       5.2
                                      -----     -----     -----
  Cash and cash equivalents at
   end of year                        $62.4     $73.3     $ 9.8
                                      =====     =====     =====



The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.















                              -32-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
           Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

   a. Principles of Consolidation: The consolidated financial statements include the accounts and operations of Chesapeake Corporation and all of its subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated. Certain prior-year amounts have been reclassified to conform to current presentations.
   b. Cash and Cash Equivalents: Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less.
   c. Inventories: Inventories are valued at the lower of cost or market. The cost of certain product and manufacturing materials inventories is determined by the last-in, first-out (LIFO) method. The cost of other inventories is determined principally by the average cost method.
   d. Property, Plant, and Equipment: Property, plant, and equipment, except timber and timberlands, are stated at cost. Timber and timberlands are stated at cost net of the accumulated cost of timber harvested. The costs of major rebuilds and replacements of plant and equipment are capitalized, and the costs of ordinary maintenance and repairs are charged to income as incurred. The costs of software developed or obtained for internal use are capitalized in accordance with SOP 98-1, "Accounting for Computer Software Developed or Obtained for Internal Use." When properties are sold or retired, their costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are reflected in income. Long-lived assets are periodically reviewed for impairment based on evaluation of expected future undiscounted cash flows. Depreciation for financial reporting purposes is computed principally by the straight-line method, based on the following estimated useful asset lives:

 Buildings and improvements   10 - 40 years
 Machinery and equipment       5 - 20 years
 Furniture and fixtures        3 - 10 years

In the fourth quarter of 1998, the Company changed its accounting policy to capitalize certain timber reforestation costs that were previously expensed in order to achieve a better matching of these costs with the revenues realized from the eventual harvesting of timber. The Company believes that this change is more consistent with industry practice and is preferable under the circumstances in which the Company now operates its forest products business. Costs related to pre-


                              -33-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

1. Summary of Significant Accounting Policies, Continued

merchantable and merchantable timber that are now capitalized include a portion of real estate taxes, insect control, fertilization, and salaries and fringe benefits for certain land management personnel.

The new capitalization policy was applied retroactively as of January 1, 1998, and resulted in restating first quarter 1998 results for the cumulative effect of the accounting change through December 31, 1997. This restatement increased 1998 net income by $13.3 million (net of an $8.4 million reduction for income taxes), or $.62 per diluted share. Implementation of the new accounting method increased 1998 earnings before the cumulative effect of the accounting change by approximately
$.7 million, or $.03 per diluted share.

Pro forma amounts, assuming the change in accounting was applied retroactively, are:

(In millions except per share data)      1998      1997    1996
                                         ----      ----    ----
Income before
  extraordinary item                    $34.0     $51.7   $30.9
Net income                               34.0      49.4    30.9
Basic earnings per share:
  Earnings before
     extraordinary item                 $1.60     $2.23   $1.31
  Earnings                               1.60      2.13    1.31
Diluted earnings per share:
  Earnings before
     extraordinary item                 $1.57     $2.21   $1.30
  Earnings                               1.57      2.11    1.30
                                        -----     -----   -----

   e. Cost of Timber Harvested: Cost of timber harvested is computed on quantities cut from individual Company-owned tracts based on costs and estimated volumes of recoverable timber.
   f. Income Taxes: The Company recognizes deferred income taxes for temporary differences between the financial reporting basis and income tax basis of assets and liabilities.
   g. Earnings Per Share ("EPS"): Basic EPS is calculated using the weighted average number of outstanding common shares for the period, which were 21,202,801 in 1998; 23,148,978 in 1997; and
23,527,594 in 1996. Diluted EPS reflects the potential dilution that could occur if securities are exercised or converted into


                              -34-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

1. Summary of Significant Accounting Policies, Continued

common stock or result in the issuance of common stock that would then share in earnings. Shares used in the diluted
EPS calculation were 21,567,908 in 1998; 23,360,129 in 1997; and
23,644,843 in 1996.
   h. Stock-Based Compensation: The Company uses the intrinsic-value-based method of accounting for its stock options plans as permitted by SFAS No. 123. Under the intrinsic-value-based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock.
   i. Goodwill: The cost in excess of the estimated fair value of identifiable assets of acquired businesses is being amortized on a straight-line basis over 40 years or less. The Company reviews goodwill annually for impairment by comparing the carrying amount to estimated future undiscounted cash flows. If this review indicates that goodwill is not recoverable, the carrying amount is reduced to fair value. During 1997, goodwill was reduced by $5.5 million for restructuring write-offs and by $5.4 million due to sales of businesses.
   j. Risks and Uncertainties: Chesapeake operates in three business segments - Tissue, Specialty Packaging, and Forest Products/Land Development. The Company is not dependent on any single customer, group of customers, market, geographic area, or supplier of materials, labor, or services. Financial statements include, where necessary, amounts based on the judgments and estimates of management. These estimates include allowances for bad debts, accruals for landfill closing costs, environmental remediation costs, loss contingencies for litigation, self-insured medical and workers compensation insurance, income taxes, and determinations of discount and other rate assumptions for pension and post-retirement benefit expenses. Actual results could differ from these estimates.
   k. Fair Value of Financial Instruments and Risk
Concentrations: The carrying amounts of temporary cash investments, trade receivables, and trade payables approximate fair value because of the short maturities of the instruments. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments in high quality financial instruments and, by policy, limits the amounts of credit exposure related to any one instrument. Concentrations of credit risk in regard to trade receivables are limited due to the large number of customers and their dispersion across different industries and


                              -35-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

1. Summary of Significant Accounting Policies, Continued

geographic areas. The Company had no material derivative instruments or transactions outstanding as of the end of 1998.
   l. New Accounting Standards: The Financial Accounting Standards Board recently issued a new pronouncement regarding derivatives. The accounting for this standard is not expected to have a material impact on the Company's financial statements.
   m. Foreign Currencies: Assets and liabilities are translated at the exchange rate in effect at each year-end. Revenues and expenses are translated at the average rates of exchange prevailing during the year. Gains and losses resulting from foreign currency transactions are included in income currently.
   n. Research and Development: The costs associated with research and development are not significant and are expensed as incurred.

2. Acquisitions and Divestitures

On November 20, 1998, Chesapeake Corporation acquired all of the outstanding capital stock of Capitol Packaging Corporation, a specialty packaging company located in Denver, CO.

On February 2, 1998, Chesapeake Packaging Co. purchased substantially all of the assets, and assumed certain liabilities, of Rock City Box Co., Inc., located in Utica, NY. This operation manufactures corrugated containers, trays, and pallets, as well as wood and foam packaging products.

Both acquisitions were accounted for using the purchase method of accounting. Accordingly, the operating results of the acquired companies have been included in the Company's financial statements since their respective dates of acquisition.

The purchase prices have been allocated to the assets acquired and liabilities assumed based on their estimated market values at the respective dates of acquisition. The purchase prices for the acquired companies exceeded the fair value of net assets acquired by approximately $8.8 million, which is being amortized on a straight line basis over 40 years. The pro forma effects of these acquisitions on the company's results of operations and financial position are not material.

On May 23, 1997, the Company completed the sale to St. Laurent (U.S.), a wholly-owned subsidiary of St. Laurent Paperboard Inc. ("St. Laurent")(Toronto and Montreal: SPI), of: (i) the sole membership interest in Chesapeake Paper Products Company LLC

                              -36-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

2. Acquisitions and Divestitures, Continued

(successor to Chesapeake Paper Products Company), a wholly-owned subsidiary of the Company which, as of the closing date, owned and operated the Company's kraft products mill located in West Point, VA; (ii) all of the capital stock of Chesapeake Box Company which, as of the closing date, owned and operated directly or through a subsidiary substantially all of the assets of four of the Company's corrugated box plants; and (iii) all of the capital stock of Chesapeake Fiber Company which, as of the closing date, owned and operated directly or through a subsidiary certain assets related to the West Point Mill's wood procurement operations. The four box plants involved in the transaction are located in Richmond, VA; Roanoke, VA; Baltimore, MD; and North Tonawanda, NY.

The purchase price of approximately $500 million was paid in cash at closing, with a post-closing adjustment of approximately $10 million paid to the buyer. The transaction resulted in an after-tax gain for Chesapeake of $49.1 million, or $2.07 a share, which was recorded in the second quarter of 1997. Chesapeake used approximately $250 million of the net after-tax proceeds to reduce debt and $79 million of the net after-tax proceeds to repurchase its common stock.

Chesapeake retained ownership of its 325,000 acres of timberlands following the transaction, and entered into a 15-year agreement with St. Laurent Forest Products Corp., a wholly-owned subsidiary of St. Laurent (U.S.), to supply the West Point Mill with a substantial portion of its virgin fiber requirements at market prices. St. Laurent Paper Products Corp. and St. Laurent Packaging Corp., each wholly-owned subsidiaries of St. Laurent (U.S.), entered into five-year agreements with Chesapeake to supply Chesapeake's remaining packaging operations with a portion of their linerboard, corrugating medium, and corrugated sheet requirements.

Chesapeake has agreed to indemnify St. Laurent and St. Laurent (U.S.) against losses incurred by them which are attributable to certain breaches of representations, warranties or covenants made by Chesapeake in the Purchase Agreement, provided notice is given to Chesapeake within the applicable survival periods specified therein.





                              -37-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

3. Inventories

Year-end inventories consist of:

(In millions)                                      1998    1997
                                                   ----    ----
Finished goods                                   $ 34.5   $26.7
Work in process                                    27.0    36.2
Materials and supplies                             41.2    35.9
                                                 ------   -----
Totals                                           $102.7   $98.8
                                                 ======   =====

Inventories determined by the LIFO method, included in the preceding chart, totaled (in millions) $42.3 for 1998 and $46.0 for 1997, or $1.8 and $5.3 less than the respective amounts of such inventories stated at the lower of cost or market.

4. Long-Term Debt

Long-term debt at year-end consists of:

(In millions)                                      1998    1997
                                                   ----    ----
Notes payable - banks (unsecured):
   Credit lines, interest 3.62% to 6.75%         $ 16.4   $ 8.7
   Term loan, interest 5.15%, due 2002              8.9     8.3
Unsecured notes:
   10.375% notes, due 2000                         55.0    55.0
   9.875% notes, due 2003                          33.6    33.6
   7.20% notes, due 2005                           85.0    85.0
Industrial development authority
   obligations:
      5.04% to 6.875% notes, due 1999-2003          8.2     8.3
      6.25% to 6.375% notes, due 2019              50.0    50.0
      5.55% notes, due 2021                        10.0    10.0
Other debt                                          9.1     6.0
                                                 ------  ------
   Totals                                         276.2   264.9
Less current maturities                             5.8      .6
                                                 ------  ------
                                                 $270.4  $264.3
                                                 ======  ======

Principal payments on long-term debt (excluding credit lines and capital leases) for the next five years are (in millions): 1999
$3.8; 2000 $55.9; 2001 $0.9; 2002 $9.7; and 2003 $34.4.

                              -38-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

4. Long-Term Debt, Continued

The Company maintains credit lines with several banks, domestically and internationally, maturing in 2000-2002, under which it can borrow up to $69 million. Nominal facility fees are paid on the credit lines. Other lines of credit totaling $65 million are maintained with several banks on an uncommitted basis. See Note 14 "Subsequent Events" in regards to a new credit facility incurred in connection with the purchase of Field Group plc.

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

During 1997, the Company used proceeds from the sale of businesses to reduce credit line borrowings by $179.0 million and long-term debt by $66.7 million. The reduction of long-term debt included open market repurchases of debt that resulted in an extraordinary loss of $2.3 million after tax.

There was no interest capitalized in 1998. Interest expense is net of capitalized interest of $0.2 million and $0.3 million for 1997 and 1996, respectively.

The Company has estimated the fair value of long-term debt for 1998 to be $285.7 million, or 6% higher than the book value of $270.4 million. For 1997, the Company estimated the fair value of long-term debt to be $282.8 million, or 7% higher than the book value of $264.3 million. The fair value is based on the quoted market prices for similar issues or current rates offered for debt of the same or similar maturities.











                              -39-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

5. Income Taxes

The provision for income taxes consists of:

(In millions)                            1998      1997    1996
                                         ----      ----    ----
Currently payable:
   Federal                              $17.9     $85.7   $ 9.4
   State                                    -       8.6    (0.2)
   Foreign                               (0.3)      0.1       -
                                        -----     -----   -----
   Total current                         17.6      94.4     9.2
                                        -----     -----   -----
Deferred:
   Federal                                3.5     (52.9)    7.4
   State                                  0.3      (7.1)    1.1
   Foreign                                0.4      (0.1)   (0.7)
                                        -----     -----   -----
   Total deferred                         4.2     (60.1)    7.8
                                        -----     -----   -----
   Total income taxes                   $21.8     $34.3   $17.0
                                        =====     =====   =====

Significant components of the year-end deferred income tax assets and liabilities are:

(In millions)                                      1998    1997
                                                   ----    ----
Postretirement medical benefits                  $  7.5  $  7.2
Workers compensation accruals                       2.2     3.3
Obsolete inventory accruals                         1.3     0.9
Tax carryforward benefits                           3.8     3.9
Foreign tax carryforward losses                     3.3     1.2
Valuation allowance                                (5.1)   (3.8)
Other                                              11.8    15.5
                                                 ------  ------
   Deferred tax assets                             24.8    28.2
                                                 ------  ------
Accumulated depreciation/depletion                (81.6)  (70.1)
Pension accruals                                   (2.7)   (6.3)
Other                                              (2.4)   (1.3)
                                                 ------  ------
   Deferred tax liabilities                       (86.7)  (77.7)
                                                 ------  ------
   Net deferred taxes                            $(61.9) $(49.5)
                                                 ======  ======


                              -40-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

5. Income Taxes, Continued

The valuation allowance primarily relates to state income tax credit carryforwards that expire from 2001 through 2010.

The differences between the Company's effective income tax rate and the statutory federal income tax rate are:


                                         1998      1997    1996
                                         ----      ----    ----
Federal income tax rate                 35.0%     35.0%   35.0%
State income tax, net of
   federal income tax benefit             0.2       0.8     1.2
Goodwill and other purchase
   accounting adjustments                 0.7       4.7     1.1
Foreign losses not benefited              3.4       0.6     1.5
Other, net                               (0.2)     (0.8)   (2.7)
                                        -----     -----   -----
Consolidated effective income
   tax rate                              39.1%     40.3%   36.1%
                                        =====     =====   =====

The Company's intention is to permanently reinvest the undistributed earnings of its foreign subsidiaries, thus no United States income taxes have been provided.

6. Employee Retirement and Postretirement Benefits

The Company maintains several noncontributory defined benefit retirement plans covering substantially all U.S. and foreign employees. Pension benefits are based primarily on the employees' compensation and/or years of service. Annual pension costs are actuarially determined. The net periodic cost includes amortization of prior service costs over periods of the greater of 15 years or the average remaining employee service period.

The Company also provides certain health care and life insurance benefits to certain hourly and salaried employees who retire under the provisions of the Company's retirement plans. The
Company does not pre-fund these benefits.

The tables below, based on actuarial valuations as of October 1, 1998 and 1997, provide a reconciliation of the changes in the plans' benefit obligations and fair values of assets over the two-year period ending December 31, 1998, and a Statement of the funded status as of December 31 of each year.

                              -41-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

6. Employee Retirement and Postretirement Benefits, Continued

   Postretirement
                                  Pensions       Benefits Other
                                  Benefits       Than Pensions
                               --------------    --------------
(In millions)                  1998      1997      1998    1997
                               ----      ----      ----    ----
Reconciliation of
benefit obligation
Benefit obligation at
   January 1                 $102.8    $138.1    $ 21.2  $ 29.8
Service cost                    3.6       4.0       0.7     1.1
Interest cost                   7.3       8.3       1.5     1.8
Plan participants'
   contributions                0.1       0.1       0.1     0.1
Amendments                      0.8       2.1         -       -
Actuarial gain                 11.4       8.1       0.2     0.5
Curtailments                   (0.1)    (12.6)        -    (9.8)
Settlements                       -     (43.9)        -       -
Special termination
   benefits                     1.2       3.4         -       -
Benefits paid                  (6.4)     (4.8)     (1.8)   (2.3)
                             ------    ------    ------  ------
Benefit obligation at
   December 31                120.7     102.8      21.9    21.2
                             ------    ------    ------  ------
Reconciliation of fair
value of plan assets
Fair value of plan assets
   at beginning of year       113.3     160.1         -       -
Actual return on
   plan assets                    -      29.7         -       -
Employer contributions          3.9       1.9       1.7     2.2
Plan participants'
   contributions                0.1       0.1       0.1     0.1
Settlements                       -     (73.7)        -       -
Benefits paid                  (6.4)     (4.8)     (1.8)   (2.3)
                             ------    ------    ------  ------
Fair value of plan assets
   at end of year             110.9     113.3         -       -
                             ------    ------    ------  ------






                              -42-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

6. Employee Retirement and Postretirement Benefits, Continued


Funded status
Funded status at
   December 31                 (9.8)     10.6     (21.9)  (21.2)
Unrecognized actuarial
   loss                        19.6       0.1       2.4     2.1
Unrecognized transition
   obligation                  (3.1)     (3.8)        -       -
Unrecognized prior
   service cost                 5.5       5.0         -       -
Contribution made
   between measurement
   date and fiscal year end     0.5       0.4         -       -
                             ------    ------    ------  ------
Net amount recognized        $ 12.7    $ 12.3    $(19.5) $(19.1)
                             ======    ======    ======  ======

The following table provides the amounts recognized in the statement of financial position as of December 31 of each year:

                                                 Postretirement
                                  Pensions       Benefits Other
                                  Benefits       Than Pensions
                               --------------    --------------
(In millions)                  1998      1997      1998    1997
                               ----      ----      ----    ----
Prepaid benefit cost          $23.6     $23.8    $    -  $    -
Accrued benefit liability     (23.7)    (16.9)    (19.5)  (19.1)
Intangible asset                3.7       5.4         -       -
Accumulated other
   comprehensive income         9.1         -         -       -
                              -----     -----    ------  ------
Net amount recognized         $12.7     $12.3    $(19.5) $(19.1)
                              =====     =====    ======  ======
Certain pension plans have accumulated benefit obligations in excess of plan assets. The accumulated benefit obligation for these plans was $51.1 million at the end of 1998 and $43.7 million at the end of 1997. The fair value of the plan assets related to these plans was $24.3 million at the end of 1998 and $23.7 million at the end of 1997. Postretirement benefit obligations have no plan assets. The aggregate benefit obligation for those plans was $21.9 million at the end of 1998 and $21.2 million at the end of 1997.


                              -43-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

6. Employee Retirement and Postretirement Benefits, Continued

The following table provides the components of net periodic cost for the plans for 1998 and 1997:
                                                 Postretirement
                                  Pensions       Benefits Other
                                  Benefits       Than Pensions
                               --------------    --------------
(In millions)                  1998      1997      1998    1997
                               ----      ----      ----    ----
Service cost                   $3.6      $4.0      $0.7    $1.1
Interest cost                   7.3       8.3       1.5     1.8
Expected return on
   plan assets                 (9.0)    (10.7)        -       -
Amortization of
   unrecognized transition
   obligation or asset         (0.7)     (1.0)        -       -
Prior service cost recognized   0.5       0.4         -       -
Recognized actuarial loss       0.6       0.2         -       -
                               ----      ----      ----    ----
Net periodic benefit cost       2.3       1.2       2.2     2.9
Loss due to curtailment         1.2       4.4         -       -
                               ----      ----      ----    ----
Net periodic benefit cost
   after curtailments          $3.5      $5.6      $2.2    $2.9
                               ====      ====      ====    ====

Net periodic benefit costs for 1996 were $1.1 million for pension benefits and $3.2 million for postretirement benefits other than pensions.

During 1998, Wisconsin Tissue Mills Inc. ("WT") implemented an enhanced retirement program for certain salaried employees, which resulted in a pre-tax charge of approximately $1.2 million related to pension plans.

During 1997, WT implemented an enhanced retirement program for certain hourly employees, which resulted in a pre-tax charge of approximately $1.3 million related to pension plans and a $.3 million service cost related to postretirement benefits.

During 1997, Chesapeake sold the West Point Mill, four box plants, and other related assets to St. Laurent (U.S.). This transaction resulted in a pre-tax charge of approximately $11.0 million related to pension settlement, offset in part by a pre-tax curtailment gain of approximately $10.0 million. This


                              -44-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

6. Employee Retirement and Postretirement Benefits, Continued

transaction also resulted in a decrease in the postretirement benefit liability and pre-tax curtailment gain of $9.8 million.

Assumptions used in determining the net domestic pension credit
(based on beginning-of-the-year assumptions) for 1998 and 1997, and related pensions and postretirement benefits obligations
(based on year-end assumptions) as of October 1 were:

                                                Postretirement
                                Pensions        Benefits Other
                                Benefits         Than Pensions
                            ----------------   ----------------
                           1998   1997  1996  1998  1997   1996
                           ----   ----  ----  ----  ----   ----
Discount rate              6.75% 7.25%  7.75% 6.75% 7.25% 7.75%
Expected return
   on plan
   assets                  9.50% 9.25%  9.25%   N/A   N/A   N/A
Rate of
   compensation
   increase                4.75% 4.75%  4.75% 4.75% 4.75% 4.75%
                           ===== =====  ===== ===== ===== =====

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually each year to a rate of 4.75% for 2004 and remain at that level thereafter.

In regards to postretirement benefits, a 1% change in assumed health care cost trend rates would have the following effects:

(In millions)                     1% Increase   1% Decrease
                                  -----------   -----------
Effect on total of service
   and interest cost                  $0.1         $(0.1)
Effect on postretirement
   benefit obligation                  1.0          (0.9)
                                      ====         ======








                              -45-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

7. Capital Stock and Additional Paid-In Capital

Changes in common stock and additional paid-in capital during 1996, 1997, and 1998 were:
                                     Common Stock
                                ----------------------
                                                        Additional
(Dollar amounts                              Aggregate   Paid-In
in millions)                       Shares    Par Value   Capital
                                  -------    ------------------
Balances,
   January 1, 1996               23,792,433     $23.8    $107.3
Issuances of shares for
   employee stock plans             195,748       0.2       5.3
Purchases of shares               (590,044)      (0.6)    (15.4)
                                 ----------     -----    ------
Balances,
   December 31, 1996             23,398,137      23.4      97.2
Issuances of shares for
   employee stock plans             253,232        .2       6.3
Purchases of shares              (2,321,138)     (2.3)    (77.1)
Other                                     -         -      (1.7)
                                 ----------     -----    ------
Balances,
   December 31, 1997             21,330,231      21.3      24.7
Issuances of shares for
   employee stock plans             306,454        .3      10.0
Purchases of shares               (197,300)       (.2)     (6.7)
Other                                     -         -      (8.0)
                                 ----------     -----    ------
Balances,
   December 31, 1998             21,439,385     $21.4    $ 20.0
                                 ==========     =====    ======

During 1998, in accordance with board of directors authorizations, the Company repurchased and immediately retired
197,300 shares of its common stock for an aggregate purchase price of $6.9 million.

In addition to its common stock, the Company's authorized capital includes 500,000 shares of preferred stock ($100 par), of which 100,000 shares are designated as Series A Junior Participating Preferred Stock ("Series A Preferred"). No preferred shares were outstanding during the three years ended December 31, 1998.



                              -46-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

7. Capital Stock and Additional Paid-In Capital, Continued

Under the terms of a shareholder rights plan approved February 10, 1998, each outstanding share of the Company's common stock has attached to it one preferred share purchase right, which entitles the shareholder to buy one unit (one one-thousandth of a share) of Series A Preferred at an exercise price of $120 per share, subject to adjustment. The rights will separate from the common stock and become exercisable only if a person or group acquires or announces a tender offer for 15% or more of Chesapeake's common stock. When the rights are exercisable, Chesapeake may issue a share of common stock in exchange for each right other than those held by such person or group. If a person or group acquires 15% or more of the Company's common stock, each right shall entitle the holder, other than the acquiring party, upon payment of the exercise price, to acquire Series A Preferred or, at the option of Chesapeake, common stock, having a value equal to twice the right's purchase price. If Chesapeake is acquired in a merger or other business combination or if 50% of its earnings power is sold, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the rights. The rights expire on March 15, 2008, and may be redeemed by the Company at any time prior to the tenth day after an announcement that a 15% position has been acquired, unless such period has been extended by the board of directors.

8. Stock Options

The 1997 Incentive Plan provides that the executive compensation committee of the board of directors or its delegate may grant stock options, stock appreciation rights ("SARs"), stock awards, performance shares, or stock units and may make incentive awards to the Company's key employees and officers. The maximum aggregate number of shares of common stock that may be issued under the plan is 1,169,906, plus the number of shares of common stock surrendered in payment of all or part of the option price of any option. In addition, the maximum aggregate number of shares that may be covered by performance shares and that may be issued in any calendar year as a stock award or in settlement of stock units is 30% of the number of shares issuable under the plan. The maximum aggregate number of shares that may be issued pursuant to the exercise of options may not exceed the lesser of
(1) 1,100,000 shares, or (2) the sum of 5% of the outstanding shares of common stock as of December 31, 1996, plus the number of shares of common stock surrendered in payment of all or part

                              -47-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

8. Stock Options, Continued

of the option price of any option. No individual may be granted or awarded, in any calendar year, options, corresponding SARs, or SARs granted independently of options covering more than 100,000 shares of common stock in the aggregate.

Payment of the option price under the 1997 Incentive Plan may be made by the participant in cash or by surrendering shares of Chesapeake common stock. Up to 956,512 shares may be issued after December 31, 1998, upon exercise of options or SARs granted under the 1997 Incentive Plan. The board of directors has approved an amendment to the 1997 Incentive Plan, subject to shareholder approval at the 1999 annual meeting, that increases the number of shares that may be issued to 1,400,000.

In 1996, the Company chose to replace the Nonemployee Director Stock Option Plan with the Directors' Stock Option and Deferred Compensation Plan, which provides for annual grants of stock options each May 1, beginning May 1, 1997, and ending May 1, 2007, to nonemployee directors as a part of the directors' compensation, in addition to their cash retainer and meeting fees. A maximum of 350,000 shares of common stock may be issued under the Directors' Stock Option and Deferred Compensation Plan. The option price will be the average closing price of Chesapeake common stock for the 20 trading days preceding the grant date.

The 1987 Stock Option Plan provided for grants to the Company's key employees and officers of stock options and corresponding SARs for up to 1,000,000 shares of Chesapeake's authorized but unissued common stock and up to 200,000 SARs independent of stock options. As of December 31, 1998, there were 139,830 shares issuable related to options granted under this plan. With the adoption of the 1993 Incentive Plan, awards under this plan were discontinued.

The 1993 Incentive Plan provided for grants to the Company's key employees and officers of stock options, SARs, stock awards, performance shares, stock units and incentive awards for up to the sum of 1% of the outstanding shares of common stock as of January 1 of each calendar year during its term. As of December 31, 1998, there were 528,853 shares issuable related to options granted under this plan. With the adoption of the 1997 Incentive Plan, awards under this plan were discontinued.



                              -48-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

8. Stock Options, Continued

The following schedule summarizes stock option activity for the three years ended December 31, 1998:

                                                     Weighted-
                                                      Average
                                     Number Of        Exercise
                                   Stock Options       Price
                                   -------------     ---------
Outstanding, January 1, 1996            842,400        $25.32
   Granted                              228,775         24.95
   Exercised                             16,317         20.22
   Forfeited/expired                     11,255         28.44
                                      ---------
Outstanding, December 31, 1996        1,043,603         25.28
   Granted                              226,900         33.15
   Exercised                            112,233         21.72
   Forfeited/expired                    133,073         26.20
                                      ---------
Outstanding, December 31, 1997        l,025,197         27.29
   Granted                              245,450         38.11
   Exercised                             79,866         22.75
   Forfeited/expired                     21,765         29.96
                                      ---------
Outstanding, December 31, 1998        1,169,016         29.82
                                      =========
Exercisable:
   December 31, 1996                    616,252
   December 31, 1997                    635,814
   December 31, 1998                    746,831
Weighted-average fair value of
   options granted during the year
   1996                                   $6.78
   1997                                   $9.18
   1998 $10.36












                              -49-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
   Notes to Consolidated Financial Statements, Continued

8. Stock Options, Continued

Information about options outstanding at December 31, 1998, is summarized below:

            Options Outstanding             Options Exercisable
---------------------------------------------------------------
                           Weighted
                           Average   Weighted           Weighted
  Range of                Remaining  Average            Average
  Exercise      Number   Contractual Exercise   Number  Exercise
   Prices    Outstanding Life(Years)  Price  Exercisable Price
  --------   ----------- ----------- --------------------------
$15.00-$20.00   123,160       3.6     $19.21    123,160  $19.21
$20.00-$25.00   268,750       5.6      23.54    229,273   23.36
$25.00-$30.00   145,538       5.7      27.79    140,783   27.79
$30.00-$35.00   391,318       7.6      33.10    253,448   32.99
$35.00-$40.00   240,250       9.5      38.17        167   35.52
              ---------       ---     ------    -------  ------
              1,169,016       6.9      29.82    746,831   26.79
              =========       ===     ======    =======  ======

During 1998, the executive compensation committee of the board of directors made a grant of restricted stock to the Company's officers and certain managers under the 1998-2001 Performance Cycle of the Long-Term Incentive Program. In order to receive these awards, the participants were required to place shares of stock, of which at least one-half were required to be newly acquired shares, on deposit with the Company. For each share of stock placed on deposit, the participant received up to two shares of time-based restricted stock, and up to one and one-half shares of performance-based restricted stock. The Company issued 111,892 shares of time-based restricted stock and 83,919 shares of performance-based restricted stock under this cycle during 1998. The time-based restricted stock will vest in 25% installments at the end of each year from 1998 to 2001. The performance-based restricted stock will be earned any time after June 30, 1999, that the Company's return on equity (ROE) over the prior five calendar quarters meets the goals set by the executive compensation committee. This performance-based restricted stock will be forfeited if the ROE goals are not achieved. No amounts of compensation expense have recognized as of December 31, 1998, with respect to these performance based shares.




                              -50-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

8. Stock Options, Continued

During 1996, the executive compensation committee of the board of directors granted performance shares to the Company's officers and certain managers under the 1996-2000 Performance Cycle of the Long-Term Incentive Program. At December 31, 1998, 57,800 of these performance shares remained outstanding. A portion of the performance shares were earned and converted to restricted stock in 1997 when Chesapeake's common stock price exceeded $35 per share, and additional amounts will be earned when the price equals or exceeds each $5 per share increment in excess thereof up to $60 per share.

Information about performance shares is shown below:

                                            1998          1997
                                            ----          ----
Outstanding grants January 1                79,308       95,448
New shares granted                               -        6,550
Shares forfeited                           (21,508)     (13,623)
Shares converted to
   restricted stock units                        -       (9,067)
                                            ------       ------
Outstanding grants December 31              57,800       79,308
                                            ======       ======

Information about restricted stock and stock units is shown
below:
                                            1998          1997
                                            ----          ----
Outstanding grants January 1                64,690       47,502
New shares granted                         203,811       63,000
Converted performance shares                     -        9,067
Shares forfeited                            (3,455)        (535)
Shares vested                              (36,088)     (54,344)
                                           -------      -------
Outstanding grants December 31             228,958       64,690
                                           =======      =======










                              -51-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

8. Stock Options, Continued

The pro forma effect of applying the fair-value-based method of accounting for stock options pursuant to SFAS No. 123 is:

(In millions except per share data)          1998          1997
                                             ----          ----
Net Income
As reported                                  $47.3        $48.6
Pro forma                                    $45.8        $47.4

Earnings per share
As reported
   Basic                                     $2.23        $2.10
   Diluted                                    2.19         2.08
Pro forma
   Basic                                     $2.16        $2.05
   Diluted                                    2.12         2.03
                                             =====        =====

Pro forma disclosures for stock option accounting are not likely to be representative of the effects on reported net income for future years.

The Black-Scholes option pricing model was used to calculate fair value based on the following assumptions:

                                             1998          1997
                                             ----          ----
Dividend yield                                2.1%         2.3%
Risk-free interest rates                      5.6%         5.9%
Volatility                                   26.6          26.9
Expected option term                          6.0           6.0
                                             ====          ====

Under these assumptions, the weighted average fair value of an option to purchase one share granted in 1998 and 1997, respectively, was approximately $10.36 and $9.18.










                              -52-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

9. Employees' Stock Plans and Other Compensation Plans

The Company has stock purchase plans for certain eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased based on participant and company contributions. At
December 31, 1998, 936,212 shares remain available for issuance under these plans.

The Company also sponsors, in accordance with the provisions of
Section 401(k) of the Internal Revenue Code, pre-tax savings programs for eligible salaried and hourly employees. Certain participants' contributions are matched up to designated contribution levels by the Company. Contributions are invested in several investment options, which may include Chesapeake common stock, as selected by the participating employee. At December 31, 1998, 400,000 shares of Chesapeake common stock are reserved for issuance under these programs.

The 1993 and 1997 Incentive Plans (see Note 8) provide that the executive compensation committee of the board of directors may grant performance share awards and stock awards to key employees and officers and may select certain officers to receive annual incentive awards in the form of cash, common stock, or a combination, based on the Company's overall financial performance and the officer's individual performance. With the adoption of the 1997 Incentive Plan, awards under the 1993 plan were discontinued.

The charges to income for these plans approximated $7.2 million in 1998, $7.4 million in 1997, and $7.8 million in 1996.

10. Litigation

WT has been identified by the federal government and the State of Wisconsin as a potentially responsible party with respect to possible natural resource damages and superfund liability in the Fox River and Green Bay System.

On May 13, 1997, the attorney general of Florida filed a civil complaint against WT alleging violations of antitrust laws. The complaint also names nine other commercial and industrial tissue manufacturers and seeks compensatory monetary damages, civil penalties, and injunctive relief. At least 35 other private civil antitrust class actions have also been filed against WT (or against the Company, identifying WT as a division of the Company), and against the other defendants. WT and the Company believe that WT has valid defenses to the plaintiffs' claims, and intend to defend the actions vigorously.
                              -53-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

10. Litigation, Continued

The Company is a party to various other legal actions which are ordinary and incidental to its business.

While the outcome of legal actions cannot be predicted with certainty, the Company believes the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

11. Supplemental Balance Sheet Information

(In millions)                               1998          1997
                                            ----          ----
a.   Accounts receivable, net:
     Trade                                  $130.5       $114.7
     Other                                     1.2          3.0
     Allowance for doubtful accounts          (4.1)        (5.9)
                                            ------       ------
          Totals                            $127.6       $111.8
                                            ======       ======
b.   Other assets:
     Real estate for development            $ 28.5       $ 30.9
     Other                                    44.0         30.4
                                            ------       ------
          Totals                            $ 72.5       $ 61.3
                                            ======       ======
c.   Accrued expenses:
     Interest                               $  5.9       $  5.5
     Compensation and employee benefits       47.6         42.4
     Other                                    36.2         35.5
                                            ------       ------
          Totals                            $ 89.7       $ 83.4
                                            ======       ======
12. Supplemental Cash Flow Information

(In millions)                           1998      1997     1996
                                        ----      ----     ----
Cash paid for:
Interest, net                           $21.4     $23.1   $33.1
                                        =====     =====   =====
Income taxes, net of refunds            $19.3     $92.4   $12.9
                                        =====     =====   =====




                              -54-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

12. Supplemental Cash Flow Information, Continued

Supplemental investing and
   financing non-cash transactions:
Capital lease obligations
   assumed in acquisitions              $ 2.1     $   -   $10.1
Long-term debt assumed in
   acquisitions                             -         -    17.1
Issuance of common stock
   for employee benefit plans             3.6       5.0     5.4
Dividends declared not paid               4.7       4.3     4.7
Real estate transactions                    -        .5     2.2
Assets obtained by capital lease          4.5         -       -
Goodwill reductions:
   Restructuring                            -       5.5       -
   Sale of businesses                       -       5.4       -

13. Commitments and Other Matters

At December 31, 1998, commitments, primarily for capital expenditures, approximated $35 million of the Company's 1999 capital spending estimate of $80 million. These commitments are for various capital projects, none of which is individually material.

The Company leases certain assets (principally manufacturing, office space, transportation, and information processing equipment) generally for three-to five-year terms. Rental expense for operating leases totaled (in millions) $16.5 for 1998, $15.3 for 1997, and $14.9 for 1996. As of December 31,
1998, aggregate minimum rental payments in future years on noncancelable operating leases approximated $50.9 a million. The amounts applying to future years are (in millions): 1999 $15.3; 2000 $12.4; 2001 $9.1; 2002 $7.0; 2003 $3.9; and thereafter $3.2.

The Company leases certain assets (principally manufacturing equipment) under agreements which are classified as capital leases. As of December 31, 1998, the aggregate minimum payments under capitalized leases included in other long-term debt totaled $3.8 million. The amounts applying to future years are (in millions): 1999 $1.7; 2000 $0.9; 2001 $0.6; 2002 $0.4; and
2003 $0.2. The present value of minimum capitalized lease payments at year-end was approximately $3.4 million.

During 1998, management initiated a review of its Tissue and Specialty Packaging segments in an effort to reduce costs and

                              -55-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

13. Commitments and Other Matters, Continued

increase productivity. The review included organization and cost structures, facility utilization, and product offerings. As a result of this review, the Company formulated a restructuring plan which resulted in a one-time fourth quarter 1998 charge of $11.8 million before taxes ($8.8 million after tax).

The 1998 restructuring program consists primarily of a 5% reduction in the Company's global workforce (approximately 250 employees) through the elimination of redundant and overlapping positions and facility consolidations. The reductions are taking place in Chesapeake's Tissue and Specialty Packaging segments.

Wisconsin Tissue, based in Menasha, WI, has implemented a combination of early retirement and voluntary severance programs to reduce its work force by approximately 70 positions.
Chesapeake Display and Packaging, based in Winston-Salem, NC, has implemented a work force reduction of approximately 60 positions and will close two facilities in 1999.

During the second quarter of 1997, the Company recorded restructuring and other special charges of $18.9 million before taxes ($10.8 million after tax) related primarily to its Specialty Packaging segment. The restructuring charge provided for the costs associated with management reorganization and the closures of one point-of-sale display facility and one graphic packaging facility. The intent of these initiatives was to eliminate redundant overhead and processes, improve geographic efficiency, and reduce fixed costs. The restructuring liability, which was established in 1997, was completely utilized by December 31, 1998.

14. Subsequent Events

In January 1999, the Company announced that it plans to build a new tissue mill and converting facility in Halifax County, NC. Construction of this mill is planned to begin in the third quarter of 1999, with converting production beginning in the third quarter of 2000 and paper production in the first quarter of 2001. Total cost is projected to be $160-$180 million.

On January 20, 1999, the Company announced that it made an offer to acquire all of the outstanding shares of Field Group plc, a leading European packaging company with headquarters in the United Kingdom. The all cash offer, as amended, of approximately $355 million plus the assumption of $50 million in debt values the total enterprise at $405 million.
                              -56-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

14. Subsequent Events, Continued

In January 1999, the Company entered into a new $450 million bank credit facility that will be used primarily to fund the purchase of Field Group plc. The credit facility includes a five-year $250 million revolving line of credit and a 364-day $200 million revolving line of credit, which is convertible at the Company's option to a two-year term loan.

15. Business Segment Information

The Company's business segments are Tissue, Specialty Packaging, and Forest Products/Land Development. The Tissue segment is composed of commercial and industrial tissue operations of Wisconsin Tissue and Wisconsin Tissue de Mexico. The Specialty Packaging segment is composed of Chesapeake Display and Packaging, Chesapeake Packaging, and Chesapeake Europe, which produce and sell point-of-sale displays, graphic packaging, and corrugated shipping containers. The Forest Products/Land Development segment includes subsidiaries that together manage the Company's timberlands and real estate holdings. General corporate expenses are shown as Corporate.

Segments are determined by the "management approach" as described in SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which the Company adopted in 1998. Management assesses operations based on operating income derived from similar groupings of products and services. Segment operating income consists of revenue less allocable operating expenses excluding interest and income taxes. In line with management's assessment of performance, results of divested businesses, gain on the sale of businesses, and restructuring are excluded from ongoing operations. Certain businesses that have the same or similar products, production processes, customers, performance expectations, or other economic characteristics have been aggregated for segment presentation.

Intersegment sales not included in the following table are: the divested kraft products business sales to Specialty Packaging of $6.9 million in 1997 and $26.0 million in 1996; and the Forest Products/Land Development segment sales to the divested kraft business of $22.7 million in 1997 and $48.6 million in 1996. There were no intersegment sales in 1998. No one customer represented more than 10% of total net sales.

Segment identifiable assets are those that are directly used in segment operations. Timberlands and real estate held for sale

                              -57-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

15. Business Segment Information, Continued

are included in the Forest Products/Land Development segment. Corporate assets are cash, certain nontrade receivables, and other assets. Long-lived assets are primarily property, plant, and equipment, real estate held for development, and goodwill.

Financial information by business segment:

(In millions)                        1998       1997      1996
                                     ----       ----      ----
Net sales:
   Tissue                           $433.3   $  410.7  $  392.0
   Specialty Packaging               472.3      416.8     357.6
   Forest Products/Land Development   44.8       38.0      24.3
                                    ------   --------  --------
   Ongoing operations                950.4      865.5     773.9
   Divested businesses                   -      155.5     384.7
                                    ------   --------  --------
      Consolidated net sales        $950.4   $1,021.0  $1,158.6
                                    ======   ========  ========
Operating income:
   Tissue                           $ 69.6   $   55.8  $   65.0
   Specialty Packaging                13.3        5.4      17.7
   Forest Products/Land Development   16.3       12.6      10.1
                                    ------   --------  --------
                                      99.2       73.8      92.8
   Corporate                         (12.7)     (19.7)    (19.0)
                                    ------   --------  --------
   Ongoing operations                 86.5       54.1      73.8
   Divested businesses                   -      (14.3)      7.2
   Gain on sale of businesses            -       86.3         -
   Restructuring/special charges     (11.8)     (18.9)        -
                                    ------   --------  --------
      Income before interest, taxes,
      cumulative effect of
      accounting change, and
      extraordinary item              74.7      107.2      81.0
   Interest expense, net             (18.9)     (22.0)    (33.9)
                                    ------   --------  --------
      Income before taxes,
      cumulative effect of
      accounting change, and
      extraordinary item            $ 55.8   $   85.2  $   47.1
                                    ======   ========  ========



                              -58-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

15. Business Segment Information, Continued
Identifiable assets:
   Tissue                           $447.6   $  453.9  $  439.4
   Specialty Packaging               330.6      275.6     289.8
   Forest Products/Land Development  121.4       94.1      91.5
   Corporate                          79.8       98.3       9.1
                                    ------   --------  --------
   Ongoing operations                979.4      921.9     829.8
   Divested businesses                   -          -     460.4
                                    ------   --------  --------
      Consolidated assets           $979.4   $  921.9  $1,290.2
                                    ======   ========  ========
Capital expenditures:
   Tissue                           $ 26.4   $   44.1  $   53.8
   Specialty Packaging                34.5       14.6      39.7
   Forest Products/Land Development    7.8        4.7       2.4
   Corporate                           4.6        0.5       1.1
                                    ------   --------  --------
   Ongoing operations                 73.3       63.9      97.0
   Divested businesses                   -        4.3      31.8
                                    ------   --------  --------
      Totals                        $ 73.3   $   68.2  $  128.8
                                    ======   ========  ========
Depreciation, cost of timber
 harvested, and amortization:
   Tissue                           $ 35.5   $   33.0  $   28.9
   Specialty Packaging                21.8       21.0      15.0
   Forest Products/Land Development    3.6        2.6       3.2
   Corporate                           1.4        1.7       1.0
                                    ------   --------  --------
   Ongoing operations                 62.3       58.3      48.1
   Divested businesses                   -       17.5      42.1
                                    ------   --------  --------
      Totals                        $ 62.3   $   75.8  $   90.2
                                    ======   ========  ========
Geographic information:
Net sales:
   United States                    $856.3   $  931.8  $1,123.5
   International                      94.1       89.2      35.1
                                    ------   --------  --------
      Total                         $950.4   $1,021.0  $1,158.6
                                    ======   ========  ========
Long-lived assets:
   United States                    $636.0   $  585.1  $  930.5
   International                      30.0       28.5      38.9
                                    ------   --------  --------
      Total                         $666.0   $  613.6  $  969.4
                                    ======   ========  ========
                              -59-
EXCERPT FROM ELEVEN-YEAR COMPARATIVE RECORD
(Dollar amounts in millions except per share data)

                        1998(1)  1997(2)   1996     1995   1994(3)
                        -------  -------   ----     ----   -------
Operating Results
  Net sales             $950.4  $1,021.0 $1,158.6 $1,233.7 $990.5
  Net costs and expenses
   except depreciation,
   cost of timber
   harvested, and
   interest expense      816.0     841.5    990.5    987.7  830.3
  Depreciation and cost
   of timber harvested    59.7      72.3     87.1     73.6   70.9
  Interest expense, net   18.9      22.0     33.9     30.8   31.1

  Income before taxes,
   extraordinary item, and
   cumulative effect of
   accounting changes     55.8      85.2     47.1    141.6   58.2
  Income taxes            21.8      34.3     17.0     48.2   20.6
  Income before
   extraordinary item and
   cumulative effect of
   accounting changes     34.0      50.9     30.1     93.4   37.6
  Extraordinary item, net
   of income taxes           -     (2.3)        -        -      -
  Cumulative effect of
   accounting changes, net
   of income taxes        13.3         -        -        -      -
  Net income              47.3      48.6     30.1     93.4   37.6
  Cash dividends declared
   on common stock        17.5      18.3     18.8     18.6   17.1
  Net cash provided by
   (used in) operating
   activities             90.4    (31.4)    131.2    143.7  103.6
  Percent of income
   Before gain on sale of
   businesses,
   restructuring and other
   special charges,
   extraordinary item, and
   cumulative effect of
   accounting changes
   To net sales            4.8%     1.2%      2.6%    7.6%    3.8%
   To stockholders'equity 10.1       2.7      6.4     23.7   10.2
   To total assets         4.6       1.0      2.6      9.2    4.1
                         -----     -----    -----    -----  -----



                              -60-
EXCERPT FROM ELEVEN-YEAR COMPARATIVE RECORD
(Dollar amounts in millions except per share data)
                        1998(1)  1997(2)   1996     1995   1994(3)
                        -------  -------   ----     ----   -------
Common Stock
  Number of stockholders
   of record at year-end 6,741     6,564    7,567    7,456  7,804
  Shares outstanding at
   year-end
   (in thousands)       21,439    21,330   23,398   23,792 23,754
  Per share
   Basic earnings before
    extraordinary item
    and cumulative effect
    of accounting changes$1.60     $2.20    $1.28    $3.92  $1.59
   Basic earnings         2.23      2.10     1.28     3.92   1.59
   Diluted earnings
    before extraordinary
    item and cumulative
    effect of accounting
    changes              $1.57     $2.18    $1.27    $3.88  $1.58
   Diluted earnings       2.19      2.08     1.27     3.88   1.58
   Dividends declared     0.82      0.80     0.80     0.78   0.72
        Year-end stockholders'
    equity               20.62     19.84    20.05    19.68  16.56
                         -----     -----    -----    -----  -----
Financial Position at
 Year-end
  Working capital       $155.8    $166.0   $161.3   $142.3 $144.3
  Property, plant and
   equipment, net        543.2     508.3    863.5    780.9  646.4
  Total assets           979.4     921.9  1,290.2  1,146.31,016.9
  Total capital          786.0     754.7  1,095.4    980.5  862.5
   Long-term debt        270.4     264.3    499.4    393.6  364.0
   Deferred income taxes  74.3      67.3    126.9    118.6  105.2
   Stockholders' equity  441.3     423.1    469.1    468.3  393.3
  Percent of long-term
   debt
   To total capital       34.4%    35.0%     45.6%   40.1%   42.2%
   To stockholders'
    equity                61.3      62.5    106.5     84.0   92.6
                         -----     -----    -----    -----  -----
Additional Data
  Capital expenditures
   and acquisitions      $91.4     $68.2   $176.0   $227.4  $71.0
  Acres of timberland
   owned at year-end
   (in thousands) (4)      320       325      326      325    328
  Number of employees
   at year-end           5,557     5,184    6,914    5,305  5,209
                         -----     -----    -----    -----  -----
                              -61-
Notes to Eleven-Year Comparative Record

Accounting policies are stated in Note 1 of the Notes to Consolidated Financial Statements. Percent of income before cumulative effect of accounting changes information is calculated using beginning of year and acquisition amounts where appropriate.

1. Includes an after-tax restructuring charge of $8.8 million, and an after-tax gain on the cumulative effect of an accounting change of $13.3 million or $.62 per share.

2. Includes an after-tax gain of $49.1, million or $2.07 per share, on the sale of the Divested Businesses to St. Laurent
(U.S.), and after-tax restructuring/special charges of $10.8 million.

3. Includes an after-tax charge of $2.8 million, or $.12 per share, related to a change to the LIFO method of accounting for certain inventories.

4. Excludes 12,000-25,000 acres held by land development subsidiaries during 1988-1998.




























                              -62-
                OPERATING MANAGERS AND LOCATIONS
                    (as of December 31, 1998)

TISSUE
------
William A. Raaths
Wisconsin Tissue Mills Inc.
     Menasha, Wisconsin
     Bellemont, Arizona
     Chicago, Illinois
     Flagstaff, Arizona
     Greenwich, New York
     Neenah, Wisconsin

Wisconsin Tissue de Mexico, S.A. de C.V.
     Mexico, D.F*
     Guadalajara*
     Monterrey
     Toluca*

SPECIALTY PACKAGING
-------------------
Octavio Orta
Chesapeake Display & Packaging Company
     Winston-Salem, North Carolina
     Cincinnati, Ohio*
     Cinnaminson, New Jersey*
     Erlanger, Kentucky
     Marion, Iowa
     Mechanicsburg, Pennsylvania*
     Memphis, Tennessee*
     Pelahatchie, Mississippi
     Richmond, Indiana
     Rural Hall, North Carolina*
     Toronto, Ontario, Canada
     Visalia, California*

Chesapeake Display & Packaging - Europe S.A. (France)
     Noisy-le-Grand*
     Avallon
     Ezy sur Eure
     Migennes
     Rosny sous Bois*
     St. Pierre des Corps
     Ussel*






                              -63-
                OPERATING MANAGERS AND LOCATIONS
                    (as of December 31, 1998)

Robert F. Schick
Chesapeake Packaging Co.
     Richmond, Virginia*
     Binghamton, New York
     Buffalo, New York
     Denver, Colorado*
     Louisville, Kentucky
     Madison, Ohio
     St. Anthony, Indiana
     Scotia, New York
     Scranton, Pennsylvania
     Utica, New York

LAND DEVELOPMENT
----------------
Joel K. Mostrom
Delmarva Properties, Inc.
     Richmond, Virginia*
     Stonehouse Inc.
     Williamsburg, Virginia*


Forest Resources
----------------
Jack C. King
Chesapeake Forest Products Company
     West Point, Virginia
     Keysville, Virginia
     Pocomoke City, Maryland
Chesapeake Building Products Company
     West Point, Virginia
     Milford, Virginia
     Princess Anne, Maryland


Corporate Headquarters
1021 East Cary Street, Box 2350
Richmond, Virginia 23218-2350*
(804) 697-1000
www.cskcorp.com


Shared services
Richmond, Virginia*


*leased real property

                              -64-