Form 10-K405, Exhibit 13
period 1999-12-31
CHESAPEAKE CORP /VA/
filed 2000-03-22
CIK 19731

EX 13.1














                         Portions of the
                     CHESAPEAKE CORPORATION
                  Annual Report to Stockholders
              For the year ended December 31, 1999































                                  -1-


                   BUSINESS SEGMENT HIGHLIGHTS

(dollar amounts in millions,
except per share amounts)    1999          1998          1997
                             ----          ----          ----
Net sales:
   Merchandising and
    Specialty Packaging $  486.6  42%  $472.3   49%   $416.8  41%
   European Specialty
    Packaging              312.9  27        -              -
   Tissue                  319.6  27    433.3   46     410.7  40
Forest Products/
    Land Development        42.9   4     44.8    5      38.0   4
   Kraft Products              -          -            155.5  15
                        -------- ----  ------ ----  -------- ----
Consolidated net sales  $1,162.0 100%  $950.4 100%  $1,021.0 100%
                        ======== ====  ====== ====  ======== ====
EBIT (Earnings before
   interest and taxes):
   Merchandising and
    Specialty Packaging   $ 11.9  11%   $13.3  13%     $ 5.4   9%
   European Specialty
      Packaging             26.6  25        -              -
   Tissue                   51.1  48     69.6   70      55.8  94
   Forest Products/
    Land Development        16.4  16     16.3   17      12.6  21
   Kraft Products              -            -          (14.3)(24)
                         ------- ----  ------ ----   ------- ----
                           106.0 100%    99.2 100%      59.5 100%
                         ------- ----  ------ ----   ------- ----
   Corporate               (18.1)       (12.7)         (19.7)
                         -------       ------        -------
                            87.9         86.5           39.8
   Gain on sale
    of businesses          413.7            -           86.3
   Restructuring/
    special charges        (38.0)       (11.8)         (18.9)
                         -------       ------       --------
                          $463.6       $ 74.7       $  107.2
                         =======       ======       ========


Graph:                                      1999    1998   1997
                                            ----    ----   ----
Net Sales by Segment
(millions of dollars)
Merchandising and Specialty Packaging      486.6   472.3  416.8
European Specialty Packaging               312.9       -      -
Forest Products/Land Development            42.9    44.8   38.0
Tissue                                     319.6   433.3  410.7
Kraft Products                                 -       -  155.5



                               -2-


Graph:                                      1999    1998   1997
                                            ----    ----   ----
Operating Income by Segment
(millions of dollars)
Merchandising and Specialty Packaging       11.9    13.3    5.4
European Specialty Packaging                26.6       -      -
Forest Products/Land Development            16.4    16.3   12.6
Tissue                                      51.1    69.6   55.8
Kraft Products                                 -       -  (14.3)

Graph:                                      1999    1998   1997
                                            ----    ----   ----
EBITDA by Segment
(millions of dollars)
Merchandising and Specialty Packaging       37.8    35.1   26.4
European Specialty Packaging                52.8       -      -
Forest Products/Land Development            18.5    19.9   15.2
Tissue                                      76.0   105.1   88.8
Kraft Products                                 -       -    3.2
Corporate                                  (16.0)  (11.3) (18.0)


Graph:                                      1999    1998   1997
                                            ----    ----   ----
Capital Expenditures by Segment
(millions of dollars)
Merchandising and Specialty Packaging       24.3    34.5   14.6
European Specialty Packaging                23.5       -      -
Forest Products/Land Development             3.1     7.8    4.7
Tissue                                      19.5    26.4   44.1
Kraft Products                                 -       -    0.5
Corporate                                   12.0     4.6    4.3


Graph:                                      1999    1998   1997
                                            ----    ----   ----
Identifiable Assets by Segment at Year-End
(millions of dollars)
Merchandising and Specialty Packaging      384.1   330.6  275.6
European Specialty Packaging               549.3       -      -
Forest Products/Land Development            34.1   121.4   94.1
Tissue                                         -   447.6  453.9
Corporate                                  405.7    79.8   98.3









                               -3-
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

CHESAPEAKE'S BUSINESS

     During the past three years, Chesapeake Corporation (the "Company" or "Chesapeake") has made significant progress in implementing its strategy of shifting from a U.S.-based paper and forest products manufacturer to a global supplier of specialty packaging and merchandising services. This strategy shift has resulted in substantial changes in our business portfolio through strategic acquisitions and divestitures of businesses and restructuring of operations. The Company operated in four industry segments in 1999: Merchandising and Specialty Packaging; European Specialty Packaging; Tissue; and Forest Products/Land Development. The operations of these segments and the impact of acquisition and divestiture activity are described below.

EARNINGS OVERVIEW

     The Company reported net income of $250.8 million, or $12.29 per share, for 1999; $47.3 million, or $2.19 per share, for 1998; and $48.6 million, or $2.08 per share, for 1997. Management evaluates the Company's financial performance by excluding the financial results of restructuring and other special charges, gains on sales of businesses, extraordinary items, and changes in accounting principles. Results for 1999, 1998 and 1997 include such nonrecurring items that affect the comparability of reported results as are described below. The term "income before nonrecurring items" reflects those adjustments and will be used throughout the following analysis. Earnings per share amounts are on a diluted basis throughout this discussion.

Graph:                                      1999    1998   1997
                                            ----    ----   ----
Diluted Earnings per Share
(Dollars)
As reported                                12.29    2.19   2.08
Before nonrecurring items                   1.86    1.98    .56

Nonrecurring Items

     Nonrecurring items affecting 1999's results include: i) an after-tax gain of $242.0 million, or $11.86 per share, for the sales of businesses, which included the contribution of substantially all of the assets and liabilities of Wisconsin Tissue Mills Inc. ("Wisconsin Tissue" or "WT") to a joint venture with Georgia-Pacific Corporation (the "Tissue JV"), the sale of the Company's Building Products business, and the sale of approximately 278,000 acres of timberland (described in more detail in Note 2 to the Consolidated Financial Statements); and


                               -4-
ii) after-tax charges of $29.2 million, or $1.43 per share, for restructuring and other special charges (described in more detail under the caption "Restructuring").

     Nonrecurring items affecting 1998's results include: i) an after-tax gain of $13.3 million, or $0.62 per share, resulting from a change in accounting to capitalize certain timber reforestation costs that were previously expensed, which the Company believed was preferable because it achieved better matching of reforestation costs with the revenues realized from the eventual harvesting of the timber; and ii) an after-tax restructuring charge of $8.8 million, or $0.41 per share, related to Chesapeake's Tissue and Merchandising and Specialty Packaging segments.

     Nonrecurring items affecting 1997's results include: i) an after-tax gain of $49.1 million, or $2.07 per share, from the sale of the West Point, Virginia, kraft products mill (the "West Point Mill") and related assets (collectively the "Kraft Products business"); ii) after-tax restructuring and other special charges of $10.8 million, or $0.45 per share, related primarily to Chesapeake's Merchandising and Specialty Packaging businesses; and iii) an after-tax extraordinary loss of $2.3 million, or $0.10 per share, associated with the repurchase of long-term debt.

Restructuring

1999
     In light of the acquisition and divestiture activity that occurred during 1999, the Company initiated a restructuring program in the fourth quarter to rationalize its specialty packaging businesses and corporate staff needs. The 1999 restructuring/special charges of $38.0 million before taxes ($29.2 million after tax, or $1.43 per share) were incurred as a result of the following:

- Employment reduction and facility closure. In the fourth quarter of 1999, the Company reviewed its organization and cost structures, including facility utilization. As a result of this review, the Company eliminated a redundant facility in the Merchandising and Specialty Packaging segment and announced workforce reductions of approximately 300 employees in the Merchandising and Specialty Packaging segment, 170 employees in the European Specialty Packaging segment, and 10 Corporate staff employees. Included in these costs was a revision to the 1998 restructuring cost estimate for plant closure costs in the Merchandising and Specialty Packaging segment and $0.5 million associated with employee severance.



                               -5-
- Asset impairment. As part of the Company's annual assessment of its operating plans, it was determined that operating losses were expected to continue in the French operations acquired in 1996. As a result of this assessment, in the fourth quarter of 1999, the Company recorded an impairment charge relating to the write-down of goodwill and other long-lived assets.

- Defense fees. Defense fees represent costs incurred to respond to an unsolicited proposal by Shorewood Packaging
  Corporation to acquire Chesapeake.

     The following table sets forth the details of the restructuring and special charges recognized in the fourth quarter of 1999 by segment:

                      Merchandising   European
                     and Specialty   Specialty
                          Packaging  Packaging Corporate  Total
(in millions)             ---------  --------- ---------  -----
Employment reduction          $ 7.5       $4.8      $0.3  $12.6
Facility closure                1.2          -         -    1.2
Asset impairment               17.8          -         -   17.8
Defense fees                      -          -       9.2    9.2
Estimate revision - 1998       (2.3)         -      (0.5)  (2.8)
                          ---------   --------  --------  -----
Totals                        $24.2       $4.8      $9.0  $38.0
                          =========   ========  ========  =====
1998

     During 1998, management initiated a review of the Tissue and the Merchandising and Specialty Packaging segments with the objective of reducing costs and increasing productivity. This review included organization and cost structures, facility utilization, and product offerings. As a result of this review, the Company formulated a restructuring plan that resulted in a fourth quarter 1998 charge of $11.8 million before taxes ($8.8 million after tax, or $0.41 per share).

     The 1998 restructuring program consisted primarily of a 5 percent reduction in the Company's global work force (approximately 250 employees) through the elimination of redundant and overlapping positions and facility consolidations. The reductions occurred in Chesapeake's Tissue and Merchandising and Specialty Packaging segments. Wisconsin Tissue implemented a combination of early retirement and voluntary severance programs that reduced its work force by approximately 70 positions. Chesapeake Display and Packaging implemented a work force reduction of approximately 60 positions and closed one facility. At December 31, 1999, the restructuring liability established by the 1998 plan, as adjusted for the revision in restructuring cost estimate for plant closure costs, was completely utilized.

                               -6-
1997

     During the second quarter of 1997, the Company recorded restructuring and other special charges of $18.9 million before taxes ($10.8 million after tax, or $0.45 per share) related primarily to its Merchandising and Specialty Packaging segment. The restructuring charge provided for the costs associated with management reorganization and the closures of one point-of-sale display facility and one graphic packaging facility. The intent of these initiatives was to eliminate redundant overhead and processes, improve geographic efficiency, and reduce fixed costs. Execution of the 1997 restructuring plan was completed during 1998. The 1997 reserve for restructuring costs was completely utilized by December 31, 1998.

RESULTS OF OPERATIONS

Overview

     The following analysis of consolidated results highlights major year-to-year changes in the Company's income statement.
More detail regarding these changes is found under the caption
"Segment Review."

1999 vs. 1998

     Sales: Chesapeake's 1999 net sales were $1,162.0 million, up 22 percent from 1998's net sales of $950.4 million, primarily due to the acquisition of Field Group plc ("Field Group") in March 1999 and increased corrugated container and display volumes, offset in part by the absence of net sales for the Tissue business after it was contributed to the Tissue JV on October 3, 1999.

     Income: Net income for 1999 was $250.8 million, or $12.29 per share, over five times 1998 net income of $47.3 million, or $2.19 per share. Earnings for 1999 included a gain of $413.7 million ($242.0 million after tax, or $11.86 per share) from the sales of businesses. Net income for 1999 also included restructuring and other special charges of $29.2 million after tax, or $1.43 per share. Net income for 1999 before nonrecurring items was $38.0 million, or $1.86 per share, down from net income before nonrecurring items of $1.98 per share in 1998, due primarily to the contribution of the Tissue business to the Tissue JV early in the fourth quarter of 1999, and lower margins in the Merchandising and Specialty Packaging segment.

     The gross profit margin in 1999 decreased by one point compared to 1998 due to lower margins in the corrugated container and graphic packaging businesses, resulting from higher raw


                               -7-
material costs, and a 1 percent decline in average tissue prices for the period prior to the formation of the Tissue JV.

     Selling, general and administrative ("SG&A") expenses in 1999 increased $35.0 million, or 25 percent, compared to 1998 primarily due to the acquisition of Field Group. However, SG&A expenses were held constant as a percent of net sales in 1999 and 1998, as the Company focused on controlling costs.

     Earnings before interest and taxes ("EBIT") for 1999 before nonrecurring items increased to $87.9 million from $86.5 million in 1998, due primarily to the acquisition of Field Group, offset in part by the impact of the contribution of the Tissue business to the Tissue JV early in the fourth quarter of 1999 and corporate information technology expenses.

     1999 net interest expense increased by $11.5 million over 1998 due principally to increased debt levels during the first three quarters of 1999, which were related to the Field Group acquisition and the use of cash for common stock repurchases.

Graph:
                                            1999    1998   1997
                                            ----    ----   ----

(Millions of $)
Interest Expense, net                       30.4    18.9   22.0


     The Company's effective income tax rate increased to 42.1 percent in 1999, from 39.1 percent in 1998, primarily due to goodwill and other purchase accounting adjustments, and to non-deductible write-offs associated with the 1999 restructuring program.

1998 vs. 1997

     Sales: Chesapeake's 1998 net sales were $950.4 million, down 7 percent from 1997's net sales of $1,021.0 million, due primarily to the sale of the Kraft Products business in May of 1997. 1998 net sales were 10 percent higher than 1997 net sales, excluding the Kraft Products business, of $865.5 million, due primarily to higher Tissue and Specialty Packaging shipments.

Income: Net income for 1998 was $47.3 million, or $2.19 per share, up 5 percent from net income of $48.6 million, or $2.08 per share, earned in 1997. Earnings for 1998 included an extraordinary gain of $13.3 million after tax, or $0.62 per share, from the cumulative effect of an accounting change. The 1998 results also included restructuring charges related to Chesapeake's Tissue and Merchandising and Specialty Packaging segments of $8.8 million after tax, or $0.41 per share. Net income for 1998 excluding these nonrecurring items was $42.8

                               -8-
million, or $1.98 per share, up over three times net income before nonrecurring items for 1997 of $12.6 million, or $.56 per share, due primarily to higher EBIT in all segments and the sale of the Kraft Products business in 1997.

     1998 gross profit margin increased by 3.5 points compared to the previous year, due primarily to the sale of the Kraft Products business in 1997. 1998 gross profit margin compared to 1997 gross margin, excluding the Kraft Products business, dropped by 0.5 point due to lower corrugated container and pine lumber margins, partially offset by increased margins at WT and Chesapeake Display and Packaging Company.

     SG&A expenses in 1998 decreased $22.0 million, or 13 percent, compared to 1997, and were 15 percent of net sales in 1998 compared to 16 percent in 1997, as a result of controls on spending.

     EBIT for 1998 was $86.5 million, up $32.4 million, or 60 percent, compared to 1997 EBIT excluding the Kraft Products business of $54.1 million, due primarily to higher shipments and improved operating efficiencies.

     Net interest expense decreased $3.1 million from 1997 due primarily to lower average debt outstanding and interest earned from the remaining cash proceeds from the sale of the Kraft
Products business in 1997.

     The Company's effective income tax rate decreased to 39.1 percent in 1998 compared to 40.3 percent in 1997. The decrease was primarily due to a reduction in goodwill amortization.

SEGMENT REVIEW

Merchandising and Specialty Packaging Segment

     Chesapeake's Merchandising and Specialty Packaging segment is composed of Chesapeake Display and Packaging Company ("CD&P"), which designs and manufactures temporary and permanent point-of-sale displays and graphic packaging in the United States, Canada, and Europe; and Chesapeake Packaging Co. ("CP"), which produces corrugated shipping containers in the United States. In October 1999, to enhance CD&P's product offerings, the Company completed the acquisition of Consumer Promotions International Inc. ("CPI"), a designer and manufacturer of permanent point-of-sale displays in the United States and Europe.

     CD&P designs, manufactures and, in many cases, packs and distributes display and promotional units that are used as marketing tools in supermarkets, video stores, convenience stores, and other retail locations. Point-of-sale displays are freestanding and highlight or advertise a specific product, or

                               -9-
set of products, for customers. Most point-of-sale displays are used to support a specific product, advertisement or rollout.
Design creativity, strength, print quality, and appearance are critical performance features.

     CD&P operates a network of design, manufacturing, assembly, packaging, and distribution facilities throughout the United States, Canada and Europe and provides its customers with a wide range of products and services, including graphic and structural design, in-house manufacturing, project management, assembly, custom packing, distribution, and in-store service.

     CD&P also designs and manufactures lightweight graphic packaging that is used by consumer products companies to pack, store, stack, and display retail products. This is a litho-labeled, printed, corrugated product, which is preferred by mass merchandisers because of its superior graphic appearance and stacking strength. In the third quarter of 1999, the Company announced the signing of a letter of intent with Georgia-Pacific Corporation ("G-P") to establish a joint venture among the two companies' litho-laminated graphic packaging businesses. The joint venture was formed on February 18, 2000.

     CP consists of 10 corrugated shipping container plants located in seven states, which manufacture corrugated boxes and specialty packaging primarily for customers within each plant's regional area. The raw materials for the packaging plants include linerboard and corrugating medium, which are converted to make the walls of the packaging unit. Various converting equipment is used to print, cut, slot and glue the container to customer specifications.

European Specialty Packaging Segment

     Chesapeake's European Specialty Packaging segment consists of Field Group, which is headquartered in the United Kingdom. Field Group specializes in the design and production of cartons, containers, printed leaflets, and labels. Field Group is focused on three end-use sectors: Pharmaceutical and Healthcare; International and Branded Products; and Food and Household.

     Field Group operates 20 facilities in the United Kingdom, Ireland, the Netherlands, Belgium, France and Spain. Field Group's Pharmaceutical and Healthcare division offers pan-European integrated manufacturing and distribution of cartons, labels and leaflets. Its International and Branded Products division produces packaging and labels primarily for the beverage, tobacco and confectionery markets. Its Food and Household division produces packaging for multinational consumer products companies.




                              -10-
     To continue to expand its global presence in specialty packaging, on February 24, 2000, Chesapeake completed the acquisition of substantially all of the outstanding shares of Boxmore International PLC ("Boxmore"), a leading European specialty packaging company headquartered in Belfast, Northern Ireland (see "Capital Structure" for additional detail on this transaction). Boxmore is a manufacturer of specialty folding cartons, printed leaflets, labels, and plastic packaging products for pharmaceutical and healthcare, food and beverage, and agrochemical businesses.

Tissue Segment

     Chesapeake's Tissue segment, which consisted of Wisconsin Tissue Mills Inc., renamed WTM I Company, and Wisconsin Tissue de Mexico, S.A. de C.V., produced tissue for industrial and commercial markets, including full-menu and fast-food restaurants, hotels, motels, clubs, healthcare facilities, schools, office locations, and commercial airlines. Wisconsin Tissue's products were sold throughout the United States, Canada and Mexico using a dedicated sales force and independent distributors. Effective October 3, 1999, WT completed the formation of a joint venture with G-P through which the companies combined their commercial tissue businesses. WT contributed substantially all of the assets and liabilities of the Company's tissue business to the joint venture, known as Georgia-Pacific Tissue LLC, and received a 5 percent equity interest in the Tissue JV and a tax-deferred cash distribution of approximately $755.0 million. The Company's continuing interest in this business is limited to its remaining 5 percent equity investment in the Tissue JV.

Forest Products/Land Development Segment

     Chesapeake's Forest Products/Land Development segment consisted of Chesapeake Forest Products Company, Chesapeake Building Products Company, Delmarva Properties, Inc., and Stonehouse Inc. As part of the Company's strategy to divest cyclical businesses and monetize land holdings, during 1999, the Company disposed of its Building Products business, approximately 278,000 acres of timberland, and Stonehouse Inc.'s investment in a joint venture with Dominion Capital Inc.

     Chesapeake Forest Products owned and managed the timberland sold, which was located in Virginia, Maryland, and Delaware. Chesapeake Building Products operated three sawmills in Virginia and Maryland, which manufactured pine lumber. Stonehouse Inc. was a 50 percent partner in a joint venture with Dominion Capital, Inc. to develop an initial phase of a planned community in James City County, Virginia.



                              -11-
     The retained business in this segment markets land that the Company believes is more valuable when used as developed property than as timberland. The Company currently owns approximately 45,000 acres in various stages of development. Land development sales include large lots and acreage for third parties to develop for both residential and commercial uses.

Merchandising and Specialty Packaging

1999 vs. 1998

     Net sales of $486.6 million in 1999 increased 3 percent compared to 1998 net sales, due primarily to higher corrugated container and display volume. The Merchandising and Specialty Packaging segment's 1999 EBIT of $11.9 million was down $1.4 million from 1998 EBIT of $13.3 million, and the EBIT return on net sales ("operating margin") declined to 2.4 percent in 1999 from 2.8 percent in 1998. These decreases were driven by lower corrugated and graphic packaging margins, resulting primarily from higher raw material costs, partially offset by higher point-of-sale display margins.

                                            1999    1998   1997
                                            ----    ----   ----
(dollars in millions)
Net sales                                  486.6   472.3  416.8
EBIT                                        11.9    13.3    5.4
Operating margin %                           2.4%    2.8%   1.3%

1998 vs. 1997

     Net sales of $472.3 million in 1998 increased 13 percent compared to 1997 net sales, due primarily to higher display and graphic packaging volume and higher corrugated container prices. The Merchandising and Specialty Packaging segment's 1998 EBIT of $13.3 million was up $7.9 million from 1997 EBIT of $5.4 million, while operating margins improved 1.5 points to 2.8 percent. These improvements were due to volume growth, higher capacity utilization, and operating cost reductions, partially offset by slightly lower corrugated container margins.

European Specialty Packaging

     The European Specialty Packaging segment, which is comprised of Field Group, contributed $312.9 million of net sales since its acquisition in March 1999. Pro forma full year 1999 sales were $390.5 million, compared to pro forma full year 1998 sales of $401.7 million. EBIT for this segment was $26.6 million in 1999. On a pro forma basis, 1999 full year EBIT was $28.9 million compared to pro forma 1998 EBIT of $30.2 million. Pro forma sales and EBIT decreases are the result of lower volume and selling prices experienced early in 1999, particularly in Field Group's Asian markets.
                              -12-
(dollars in millions)
                                           1999*   1999**  1998**
                                           ----    ----    ----
Net sales                                 $312.9  $390.5 $401.7
EBIT                                        26.6    28.9   30.2
Operating margin %                           8.5%    7.4%   7.5%

 *As reported, March 18, 1999 through December 31, 1999
**Pro forma, full year

Tissue

1999 vs. 1998

     Net sales of $319.6 million and EBIT of $51.1 million in 1999 compare to net sales of $433.3 million and EBIT of $69.6 million in 1998. Full year net sales and EBIT declines for 1999 were primarily due to the contribution of the Tissue business to the Tissue JV on October 3, 1999. Eliminating the results of the fourth quarter, on a comparable year-over-year basis, net sales and EBIT each declined approximately 3.5 percent, due to a 1 percent decline in average tissue selling prices and lower jumbo roll sales, partially offset by modestly higher converted products volume and productivity improvements.

(dollars in millions)
                                            1999    1998   1997
                                            ----    ----   ----
Net sales                                 $319.6  $433.3 $410.7
EBIT                                        51.1    69.6   55.8
Operating margin %                          16.0%   16.1%  13.6%

1998 vs. 1997

     Net sales of $433.3 million in 1998 were 6 percent higher than 1997, due to growth in converted product volume and higher sales of jumbo rolls, partially offset by modestly lower average selling prices. 1998 EBIT of $69.6 million was up 25 percent compared to EBIT of $55.8 million in 1997, while 1998 operating margin rose by 2.5 points to 16.1 percent. The improvements in EBIT and operating margin were the result of favorable product mix and improved papermaking and tissue converting efficiencies.

Forest Products/Land Development

1999 vs. 1998

     Net sales for 1999 were $42.9 million, down 4 percent from 1998's net sales of $44.8 million, while EBIT of $16.4 million for 1999 was up 1 percent from 1998 EBIT, as higher margin bulk land sales were offset in part by the impact of the sale of

                              -13-
timberland and the Building Products business in the third quarter of 1999.

(dollars in millions)
                                            1999    1998   1997
                                            ----    ----   ----
Net sales                                  $42.9   $44.8  $38.0
EBIT                                        16.4    16.3   12.6
Operating margin %                          38.2%   36.4%  33.1%

1998 vs. 1997

     Net sales for 1998 were $44.8 million, up 18 percent from 1997's net sales of $38.0 million, while EBIT of $16.3 million for 1998 was up 29 percent from 1997 EBIT, due to higher pine lumber volume, the addition of external pulpwood shipments after the sale of the Kraft Products business in 1997, and higher land sales, partially offset by lower pine lumber prices.

Kraft Products

     The Kraft Products business was comprised of the West Point Mill, four corrugated container plants, and a building products facility sold to St. Laurent Paperboard (U.S.), Inc. on May 23, 1997. This business contributed $155.5 million in net sales and recorded an EBIT loss of $14.3 million in 1997. In the first half of 1997, the corrugated container and building products facilities were profitable, while the West Point Mill, which operated in a highly cyclical industry, recorded a loss due to unfavorable pricing conditions.

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

Capital Structure

     Chesapeake uses financial markets worldwide for its financing needs. The Company is a party to various bank credit facilities, which are discussed in Note 6 to the Consolidated Financial Statements. These credit facilities give Chesapeake the financing flexibility it needs to take advantage of investment opportunities and to satisfy future funding requirements.



                              -14-
     Chesapeake's total capitalization (consisting of total debt net of cash, deferred taxes, and stockholders' equity) was $777.1 million at the end of 1999, compared to $731.4 million at the end of 1998. The year-end ratio of total debt net of cash to total capital was 1.2 percent for 1999, down significantly from 29.2 percent for 1998, as the Company is in the process of redeploying the cash received from the sale of its timberland and the tax-deferred cash distribution received from the Tissue JV. Chesapeake's target long-term debt-to-total-capital ratio is in the range of 40 percent to 50 percent.

Graph:                                      1999    1998   1997
                                            ----    ----   ----
Capital Structure
(Millions of $)
Total Debt, net of cash                      9.1   213.8  191.6
Deferred Taxes                             216.3    74.3   67.3
Stockholders' Equity                       551.7   443.3  423.1
                                         -------   -----  -----
                                           777.1   731.4  682.0
                                         =======   =====  =====

     During 1999, the Company paid cash dividends of $0.88 per share, compared to dividends of $0.80 per share in each of 1998 and 1997. Outstanding common stock at year-end 1999 totaled 17.5 million shares, a decrease of 3.9 million shares from year-end 1998, as purchases of 4.2 million shares by the Company during the year were slightly offset by the number of shares issued for employee benefit plans. (See Note 10 to the Consolidated Financial Statements for more details on capital stock and additional paid-in capital.) Year-end 1999 stockholders' equity was $551.7 million, or $31.53 per share, up $10.82 per share compared to year-end 1998, due primarily to the gains on sales of businesses. The market price for Chesapeake's common stock ranged from a low of $25.75 per share to a high of $38.63 per share in 1999, with a year-end price of $30.50 per share.

Graph:                                      1999    1998   1997
                                            ----    ----   ----
Common Stock Price Range & Stockholders'
Equity
(Dollars)
Equity Per Share                           31.53   20.71  19.84
Common Stock Price Range
 High                                      38.63   41.75  36.75
 Low                                       25.75   31.75  27.13

     On November 26, 1999, Chesapeake entered into a stock purchase agreement with an institutional investor of Shorewood
Packaging Corporation ("Shorewood"), pursuant to which the institutional investor agreed to sell to Chesapeake approximately
4.1 million Shorewood common shares, representing approximately


                              -15-
14.9% of Shorewood's outstanding common shares, at a purchase price of $17.25 per share, or approximately $70.8 million (subject to adjustment in the event Shorewood is acquired by Chesapeake or a third party to reflect one-half of the excess of the third-party purchase price over $17.25 per share). The closing of the transaction occurred on February 25, 2000. On December 3, 1999, the Company commenced a tender offer for the remaining outstanding Shorewood common shares. On February 17, 2000, Shorewood announced that it had reached a definitive agreement to be acquired by International Paper Co. at a price of $21.00 per share. Chesapeake subsequently announced that it would permit its tender offer to expire, while reserving its right to renew its efforts to acquire Shorewood if circumstances warranted. The Company expects that its net gain on the sale of the Shorewood shares purchased from the institutional investor will substantially offset the transaction expenses incurred in connection with Chesapeake's attempt to acquire Shorewood.

     On February 18, 2000, the Company completed the formation of a joint venture with G-P, in which the two companies combined their litho-laminated graphic packaging businesses.

     On February 23, 2000, Chesapeake terminated its effort to enter into a $1.075 billion senior credit facility (commitment for which it had obtained in connection with its efforts to acquire Shorewood), and entered into a six-month $250 million senior credit facility to satisfy short-term liquidity requirements. Pricing on the facility is initially at 200 points over LIBOR, with a nominal facility fee to be paid on the unused amount. The facility has customary covenants, including debt and capital spending limits, a minimum net worth requirement, and a $20 million annual limitation on dividend payments. Chesapeake's obligations under this facility are secured by a pledge of the stock of its principal UK subsidiaries. The Company expects to enter into a replacement long-term credit facility prior to the expiration of the six-month senior credit facility.

     On February 24, 2000, Chesapeake completed the acquisition of substantially all of the outstanding shares of Boxmore, a leading European specialty packaging company, headquartered in Belfast, Northern Ireland. Boxmore is a manufacturer, distributor and seller of specialty folding cartons, printed leaflets, labels, and plastic packaging products for pharmaceutical and healthcare, food and beverage, and agrochemical businesses. The acquisition was funded through available cash and is valued at approximately $377.0 million, including the assumption of approximately $64.0 million of debt.

     As a result of formation of the Tissue JV and due to the uncertainty and potential leverage of the Shorewood and Boxmore tender offers, in the fourth quarter of 1999 Standard and Poor's lowered its rating on Chesapeake senior debt from BBB to BB+, and

                              -16-
Moody's lowered its rating from Baa3 to Ba1. The Company believes that its financial resources are adequate to support anticipated capital needs and commitments.

     Chesapeake's long-term financing strategy targets a capital structure that is consistent with an "investment grade" senior debt rating. This capital structure allows Chesapeake's stockholders to enjoy the benefits of prudent financial leverage, while protecting debtholder interests and ensuring ready access to capital markets. The Company expects to improve its capital structure by applying cash flows from operations to reduce debt.

Cash Flow

     Net cash used by operating activities in 1999 of $8.1 million was down significantly from net cash provided by operating activities of $90.4 million in 1998, but less than the $31.4 million used by operations in 1997. The decrease in 1999 net cash flow from operations compared to 1998 is due primarily to income tax payments related to the gain on the sale of timberland, payments made for divestiture costs, and an increase in working capital.

     EBITDA, a measure of internal cash flow which combines earnings before interest, income taxes and non-cash charges for depreciation, cost of timber harvested, and amortization, and excludes the effects of restructuring charges and accounting changes, was $169.1 million for 1999, 14 percent higher than 1998's EBITDA of $148.8 million, due primarily to the acquisition of Field Group, offset in part by the contribution of the Tissue business to the Tissue JV.

Graph:
                                            1999    1998   1997
                                            ----    ----   ----
EBITDA
(Millions of $)
EBIT (not including one-time gains,
 restructuring/special charges,
 accounting changes, or
 extraordinary items)                       87.9    86.5   39.8
Non-cash charges for depreciation,
 cost of timber harvested, and amortization
 of intangibles                             81.2    62.3   75.8
                                           -----   -----  -----
                                           169.1   148.8  115.6
                                           =====   =====  =====

     Cash provided by investing activities in 1999 of $414.2 million increased $501.2 million from the prior year's cash used in investing activities of $87.0 million. The increase in cash provided by investing activities in 1999 was primarily the result of proceeds received from the sale of businesses in excess of cash used for acquisitions.
                              -17-
     Cash used in financing activities in 1999 was $161.9 million compared to $14.3 million in 1998. This increase was due to the use of certain of the proceeds from the sale of businesses in 1999 to purchase approximately 4.2 million shares of the Company's common stock at a net cost of $137.1 million and to reduce debt by $15.3 million. The Company used $6.9 million to purchase 197,300 shares of its common stock during 1998. (See
Note 6 to the Consolidated Financial Statements for additional information regarding long-term debt.)

Acquisitions

     1999: On October 22, 1999, the Company completed the acquisition of CPI, a designer and manufacturer of permanent point-of-sale displays. CPI, based in Mount Vernon, New York, has operations in the United States, the United Kingdom and France, and has annual sales of approximately $50.0 million.

     On March 18, 1999, Chesapeake completed its acquisition of substantially all of the outstanding capital shares of Field Group. The acquisition was effected through a tender offer by Chesapeake UK Acquisitions PLC, a wholly-owned subsidiary of Chesapeake, for all of the outstanding capital shares of Field Group at a purchase price of L3.60 per share. The purchase price of approximately $373.0 million was funded through a combination of approximately $316.0 million in borrowings under a credit facility, $22.0 million in unsecured loan notes issued to certain Field Group shareholders, and $35.0 million in cash.

     During 1999, Field Group acquired Berry's (Holding) Limited, one of Ireland's largest suppliers of printed pharmaceutical leaflets and self-adhesive labels, and formed a joint venture with one of Spain's leading printing groups, Mateu Cromo Artes Graphicas S.A.

     1998: Acquisition expenditures in 1998 were $18.1 million and included the purchase of all of the outstanding capital stock of Capitol Packaging Corporation in Denver, Colorado, and substantially all of the assets and assumption of certain liabilities of Rock City Box Co., Inc. in Utica, New York.

     1997: There were no business acquisitions completed during 1997.

2000 Outlook

     These forward-looking statements reflect management's view of the Company's outlook for 2000 as of February 25, 2000. Except as otherwise indicated, the forward-looking statements do not reflect the potential impact of any acquisitions, divestitures or other structural changes in the Company's business that may be completed during 2000. However, the outlook reflects the expected

                              -18-
impact of the litho-laminated packaging joint venture with G-P and the acquisition of Boxmore. The following statements are subject to certain risks and uncertainties, including those listed under the caption "Forward-Looking Statements".

- The Company expects revenue for 2000 to be in the $1.1 billion to $1.2 billion range.
- Full year earnings improvements in all three business segments (European Specialty Packaging, Merchandising and Specialty Packaging, and Land Development) are expected in 2000 compared to 1999.
- The Company's effective income tax rate in 2000 is expected to be 33 percent.
- Capital spending, excluding acquisitions, for 2000 is expected to be approximately $90.0 million.
- Depreciation and amortization is expected to be approximately $85.0 million in 2000, compared to $54.0 million in 1999 for continuing operations.
- Earnings per share expectations, not including the potential accretive impact of future acquisitions, are in the range of $2.20 to $2.35 per share for 2000.
- The Company's quarterly earnings pattern will remain very seasonal, with 70 percent to 85 percent of annual earnings expected to be generated evenly during the third and fourth quarters of the year.

     There are no individually significant planned capital spending initiatives in 2000. Projected 2000 capital expenditures are expected to be funded with internally generated cash. All 2000 capital projects are expected to be consistent with Chesapeake's strategy of expanding the Merchandising and Specialty Packaging business and the European Specialty Packaging business, reducing costs and focusing on projects that are expected to generate a return on investment that exceeds the Company's cost of capital.

Seasonality

     Due to the shift in the Company's business portfolio, the Company's earnings stream has become increasingly seasonal. The specialty packaging based businesses generally experience peak operational activity during the months of August through November. Accordingly, the Company expects to generate between 70 percent to 85 percent of annual earnings evenly during the third and fourth quarters of the year.







                              -19-
Risk Management

     Chesapeake continually evaluates risk retention and insurance levels for product liability, property damage and other potential exposures to risk. The Company devotes significant effort to maintaining and improving safety and internal control programs, which are intended to reduce its exposure to certain risks. Management determines the amount of insurance coverage to purchase and the appropriate amount of risk to retain based on the cost and availability of insurance and the likelihood of a loss. Management believes that the current levels of risk retention are consistent with those of comparable companies in the industries in which Chesapeake operates. There can be no assurance that Chesapeake will not incur losses beyond the limits of, or outside the coverage of, its insurance. However, the Company's liquidity, financial position and profitability are not expected to be materially affected by the levels of risk retention that the Company accepts.

     Chesapeake's financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which its products are manufactured or sold. The Company's currency exposures are cash, debt and foreign currency transactions denominated primarily in the British pound, Belgian franc, French franc, the Canadian dollar, and the Euro. Chesapeake manages its foreign currency exposures primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset.

     As part of managing its foreign currency exposures, Chesapeake enters into foreign currency forward exchange contracts. These agreements are generally used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the local currency. The use of these agreements allows Chesapeake to reduce its overall exposure to exchange rate fluctuations, as the gains and losses on the agreements substantially offset the gains and losses on the liabilities being hedged. Forward exchange agreements are viewed as risk management tools, involve little complexity, and, in accordance with Company policy, are not used for trading or speculative purposes. Chesapeake is not a party to any leveraged derivatives. As of December 31, 1999, Chesapeake had no foreign currency derivative contracts outstanding.

     At December 31, 1999, the Company's debt portfolio consists mostly of fixed rate instruments. At year-end 1999 the Company did not hold any significant interest rate derivative contracts.

     The Company's cash position includes amounts denominated in foreign currencies. The Company manages its worldwide cash requirements considering available funds among its subsidiaries and the cost effectiveness with which these funds can be

                              -20-
accessed. The repatriation of cash balances from some of the Company's subsidiaries could have adverse tax consequences.

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

     In 1997, Chesapeake began a Year 2000 date conversion project to identify and remediate non-compliant systems, test mission critical systems, and develop business continuity and contingency plans for both internal systems and facilities, as well as for its key suppliers and customers.

     Most of the Company's mission critical business systems utilize packaged applications, which were purchased from third party software vendors. By the end of 1999, as part of its overall business strategy and as a principal element of the Year 2000 remediation plan, the Company completed the installation of new integrated Enterprise Resource Planning ("ERP") software that is providing enhanced reporting and operational benefits. In addition to the installation of Year 2000 compliant ERP software, the Company's remediation efforts included the upgrading or replacement of proprietary computer software systems (primarily in the Tissue segment), and the upgrading or replacement of computer hardware, machinery and equipment, process control systems, security systems, and telecommunications equipment.

     The cost of installing the new ERP software, no material portion of which related specifically to achieving Year 2000 compliance, was approximately $23.0 million. Of this amount, approximately $17.0 million was capitalized, with $9.0 million capitalized during the Company's 1999 fiscal year. Other specifically identifiable costs related to Year 2000 compliance were $4.0 million, approximately $3.0 million of which was incurred in 1999. The Company funded the costs associated with its Year 2000 compliance program with cash generated from operations.

     Additionally, because of the interdependence of information systems, the Company contacted substantially all of its critical suppliers for Year 2000 compliance. The responses received from these parties indicated that no significant potential problems existed.
                              -21-
     With the passage of the critical January 1, 2000, date, Chesapeake and, to management's knowledge, its suppliers and its customers, have not experienced any significant business disruptions as a result of the Year 2000 date change. The Company will continue to monitor its systems and communicate with its suppliers for ongoing Year 2000 compliance until it is reasonably assured that no significant business interruptions are likely to occur. Based on the actions taken as outlined above and the experience to date, the Company does not believe that its operations will be materially impacted by the Year 2000 issue.

Conversion to the Euro Currency

     On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing sovereign currencies and adopted the European Union's common currency ("Euro") as their new common legal currency. For a three-year transition period, transactions can be conducted in both the Euro and the legacy currencies. After June 30, 2002, the Euro will be the sole legal tender of the participating countries. Issues facing the Company as a result of the Euro include converting information technology systems, reassessing currency risk, negotiating and amending contracts, and processing tax and accounting records. The Company is addressing these issues and does not expect the conversion to the Euro to have a material effect on the Company's financial condition or results of operations.

Accounting Developments

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. SFAS 137, which was issued in July 1999, defers the Company's required adoption of SFAS 133 until 2001. The adoption of SFAS 133 is not expected to have a material impact on the Company's financial condition or results of operations.

Environmental

     Chesapeake has a strong commitment to protecting the environment. The Company has an environmental audit program to monitor compliance with environmental laws and regulations. Each expansion project has been planned to comply with applicable environmental regulations and to enhance environmental protection at existing facilities. Compliance with existing environmental regulations is not expected to have a material adverse effect on the Company's financial condition or results from operations.


                              -22-
     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state "Superfund" laws impose liability, without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with a release or threat of a release of hazardous substances into the environment. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways, and properties owned by third parties, as well as to properties currently owned and used by a company even if contamination is attributable entirely to prior owners. As discussed below, the U.S. Environmental Protection Agency ("EPA") has given notice of its intent to list the lower Fox River in Wisconsin on the National Priorities List under CERCLA and has identified WT as a PRP.

     Except for the Fox River matter, the Company has not been identified as a PRP at any CERCLA-related sites. However, there can be no assurance that the Company will not be named as a PRP at any other sites in the future, or that the costs associated with additional sites would not be material to the Company's financial condition or results of operations.

     In June 1994, the United States Department of Interior, Fish, and Wildlife Service ("FWS"), a federal natural resources trustee, notified WT that it had identified WT and four other companies located along the lower Fox River in northeast Wisconsin as PRPs for purposes of natural resources liability under CERCLA arising from alleged releases of polychlorinated-biphenyls ("PCBs") in the Fox River and Green Bay System. Two other companies subsequently received similar notices from the FWS. The FWS and other governmental and tribal entities, including the State of Wisconsin, allege that natural resources, including endangered species, fish, birds, tribal lands, or lands held by the United States in trust for various Indian tribes, have been exposed to PCBs that were released from facilities located along the lower Fox River. The FWS is proceeding with a natural resource damage assessment with respect to the alleged discharges. On January 31, 1997, the FWS notified WT of its intent to file suit, subject to final approval by the Department of Justice, against WT to recover alleged natural resource damages. WT and other PRPs have engaged in discussions with the parties asserting trusteeship of the natural resources concerning the damage assessment and the basis for resolution of the natural resource damage claims.

    WT and other PRPs are also engaged in discussions with the State of Wisconsin with respect to resolving possible state claims concerning remediation, restoration and natural resource damages related to the alleged discharge of PCBs into the Fox River and Green Bay System. Under an interim agreement with the

                              -23-
State of Wisconsin, the PRPs provided funds for an interim phase of resource damage assessment and restoration work in 1998 and 1999. WT's obligation under the agreement was not material to the Company's financial condition or results of operations.

     On June 18, 1997, the EPA announced that it was initiating the process of listing the lower Fox River on the CERCLA National
Priorities List of hazardous waste sites. The EPA identified several PRPs, including WT.

     On February 26, 1999, the Wisconsin Department of Natural Resources ("DNR") released for public comment a draft remedial investigation/feasibility study ("RI/FS") for the lower Fox River site. In the draft RI/FS, the DNR reviewed and summarized several categories of possible remedial alternatives for the site, estimated to cost in the range of $143.0 million to $721.0 million, but did not identify a preferred remedy. (As required by applicable regulations, the draft RI/FS also includes a "no action" alternative that does not entail remediation costs, but the Company does not believe that the "no action" alternative will be selected). There can be no assurance that many of the cost estimates in the draft RI/FS will not differ significantly from actual costs. The Company submitted timely comments on the draft RI/FS both individually and in conjunction with other PRPs. After finalizing the RI/FS, the DNR and the EPA are expected to announce a preferred remedial alternative in a Proposed Remedial Action Plan. The Proposed Remedial Action Plan will be subject to a public comment period, and enforcement of any definitive Remedial Action Plan may be subject to judicial review.

     The largest components of the costs of the more expensive clean-up alternatives presented in the draft RI/FS are attributable to large-scale sediment removal, treatment, and disposal. Based on current information and advice from its environmental consultants, WT believes that an aggressive effort to remove substantial amounts of PCB-contaminated sediments (most of which are buried under cleaner material or are otherwise unlikely to move), as contemplated by certain alternatives presented in the draft RI/FS, would be environmentally detrimental and therefore inappropriate. Instead, WT believes that less intrusive alternatives are more environmentally appropriate, cost effective and responsible methods of managing risks attributable to sediment contamination.

     The ultimate cost to WT associated with this matter cannot be predicted with certainty at this time, due to uncertainties with respect to: which, if any, of the remedial alternatives presented in the draft RI/FS will be implemented, and uncertainties associated with the actual costs of each of the potential alternatives; the outcome of the federal and state natural resource damage assessments; WT's share of any multi-party clean-up/restoration expenses; the timing of any clean-


                              -24-
up/restoration; the evolving nature of clean-up/restoration technologies and governmental regulations; controlling legal precedent; the extent to which contribution will be available from other parties; and the scope of potential recoveries from insurance carriers and prior owners of WT. While such costs cannot be predicted with certainty at this time, the Company believes that the ultimate clean-up/restoration costs associated with the lower Fox River site may exceed $100.0 million for all PRPs in the aggregate. Under CERCLA, each PRP generally will be jointly and severally liable for the full amount of the clean-up costs, subject to a right of contribution from the other PRPs.
In practice, PRPs generally negotiate among themselves to determine their respective contributions to any multi-party cleanup/restoration, based upon factors including their respective contributions to the alleged contamination and their ability to pay. Based on presently available information, the Company believes that several of the named PRPs will be able to pay substantial shares toward remediation and restoration, and that there are additional parties, some of which have substantial resources, that may also be jointly and severally liable.

     The Company also believes that it is entitled to substantial indemnification from a prior owner of WT, pursuant to a stock purchase agreement between the parties, with respect to liabilities related to this matter. The Company believes that the prior owner intends to, and has the financial ability to, honor its indemnification obligation under the stock purchase agreement.

     Pursuant to the Joint Venture Agreement for the Tissue JV, the Company has retained liability for, and the third party indemnity rights associated with, the discharge of PCBs and other hazardous materials in the Fox River and Green Bay System. Based on presently available information, the Company believes that if any remediation/restoration is done in an environmentally appropriate, cost effective, and responsible manner, the matter is unlikely to have a material adverse effect on the Company's financial condition or results of operations. However, because of the uncertainties described above, there can be no assurance that WT's ultimate liability with respect to the lower
Fox River site will not have a material adverse effect on the Company's financial condition or results of operations.

     On April 19, 1999, the EPA and the Virginia Department of Environmental Quality ("DEQ") each issued Notices of Violation ("NOVs") under the Clean Air Act Amendments of 1990 ("CAA") against St. Laurent Paper Products Corp. ("St. Laurent") (and, in the case of EPA's NOV, Chesapeake) relating to the West Point Mill, which was formerly owned and operated by Chesapeake Paper Products, L.L.C. Chesapeake Paper Products, L.L.C. was sold by Chesapeake to St. Laurent Paperboard (U.S.) Inc. ("St. Laurent (U.S.)") in May 1997, pursuant to a Purchase Agreement dated


                              -25-
as of April 30, 1997, by and among Chesapeake, St. Laurent Paperboard, Inc. and St. Laurent (U.S.) (the "Purchase Agreement"). In general, the NOVs allege that from 1984 to the present the West Point Mill installed certain equipment and modified certain production processes without obtaining required permits. Under applicable law, the EPA and DEQ may commence a court action with respect to the matters alleged in the NOVs seeking injunctive relief to compel compliance with the CAA, and a court may impose civil penalties of up to $25,000 per day of violation ($27,500 per day for violations after January 30, 1997) for violations of the CAA (provided that a court, in determining the amount of any penalty to be assessed, shall take into consideration, among other things, the size of the business, the economic impact of the penalty on the business, the business' compliance history and good faith efforts to comply, the economic benefit to the business of noncompliance and the seriousness of the violation). The Purchase Agreement provides that Chesapeake Corporation will indemnify St. Laurent against any violations of applicable environmental laws (including the CAA) that existed at the West Point Mill as of the date of the Purchase Agreement and as of the May 1997 closing date (and any other such violations that existed prior to such dates as to which Chesapeake had "knowledge," as defined in the Purchase Agreement). Chesapeake's indemnification obligation to St. Laurent with respect to such matters is capped at $50.0 million and, in certain circumstances, is subject to a $2.0 million deductible. The Company and St. Laurent have jointly responded to and are defending against the matters alleged in the NOVs. Based upon a review of the NOVs and an analysis of the applicable law and facts, the Company believes that both it and St. Laurent have substantial defenses against the alleged violations and intend to defend against the alleged violations vigorously. The Company and St. Laurent are negotiating with EPA, the United States Department of Justice, and DEQ to address the matters that are the subject of the NOVs. The ultimate cost, if any, to the Company relating to matters alleged in the NOVs cannot be determined with certainty at this time due to the absence of a determination whether any violations of the CAA occurred and, if any violations are ultimately found to have occurred, a determination of (i) any required remediation costs and penalties and (ii) whether St. Laurent would be entitled to indemnification from the Company under the Purchase Agreement.

Other Litigation

     The Company is a party to various legal actions, including those which are ordinary and incidental to its business. (See
Note 13 to the Consolidated Financial Statements.)





                              -26-
Forward-Looking Statements

     Forward-looking statements in the foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations include statements that are identified by the use of words or phrases including, but not limited to, the following:
"will likely result," "expected to," "will continue," "is anticipated," "estimated," "project," "believe," and words or phrases of similar import. Changes in the following important factors, among others, could cause Chesapeake's actual results to differ materially from those expressed in any such forward-looking statements: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton, and display materials; fluctuations in demand; governmental policies and regulations affecting the environment; interest rates; currency translation movements; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.




































                              -27-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEET
                          (In millions)


                                                   December 31,
                                                   1999    1998
                                                   ----    ----
ASSETS

Current assets:
  Cash and cash equivalents                    $  306.6  $ 62.4
  Accounts receivable (less allowance
    of $4.1 and $4.1)                             170.5   127.6
  Inventories                                     106.7   102.7
  Deferred income taxes                            22.4    12.4
  Other                                             4.7     8.3
                                               --------  ------
     Total current assets                         610.9   313.4
                                               --------  ------

Property, plant and equipment:
  Plant sites and buildings                       101.0   167.6
  Machinery and equipment                         407.3   692.1
  Construction in progress                         12.1    12.7
                                               --------  ------
                                                  520.4   872.4
  Less accumulated depreciation                   164.7   385.9
                                               --------  ------
                                                  355.7   486.5

  Timber and timberlands(less accumulated cost
     of timber harvested of $33.9)                    -    56.7
                                               --------  ------
     Net property, plant and equipment            355.7   543.2
                                               --------  ------
Goodwill (less accumulated
 amortization of $9.8 and $17.8)                  296.4    50.3
                                               --------  ------
Other assets                                      110.2    72.5
                                               --------  ------
                                               $1,373.2  $979.4
                                               ========  ======











                              -28-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
              CONSOLIDATED BALANCE SHEET, Continued
                (In millions, except share data)


                                                   December 31,
                                                   1999    1998
                                                   ----    ----
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                             $   92.5  $ 57.4
  Accrued expenses                                111.6    87.7
Current maturities of long-term debt               91.3     5.8
  Dividends payable                                 3.9     4.7
  Income taxes payable                             20.6       -
                                               --------  ------
     Total current liabilities                    319.9   155.6
                                               --------  ------
Long-term debt                                    224.4   270.4
                                               --------  ------
Other long-term liabilities                        44.4    16.3
                                               --------  ------
Postretirement benefits other than pensions        16.5    19.5
                                               --------  ------
Deferred income taxes                             216.3    74.3
                                               --------  ------
     Total liabilities                            821.5   536.1

Stockholders' equity:
  Common stock, $1 par value; authorized,
     60 million shares; outstanding,17.5 million
     and 21.4 million shares                       17.5    21.4
  Additional paid-in capital                          -    28.7
  Unearned compensation                            (4.8)   (6.7)
  Accumulated other comprehensive loss             (7.2)   (8.7)
  Retained earnings                               546.2   408.6
                                               --------  ------
     Total stockholders' equity                   551.7   443.3
                                               --------  ------
     Total liabilities and stockholders'equity $1,373.2  $979.4
                                               ========  ======


The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.








                              -29-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
   CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME,
              (In millions, except per share data)

                                   For the years ended December 31,
                                       1999      1998      1997
                                       ----      ----      ----
Income:
Net sales                          $1,162.0    $950.4  $1,021.0
Cost of products sold                 907.2     732.8     822.1
Selling, general, and
  administrative expenses             177.2     142.2     164.2
Restructuring/special charges          38.0      11.8      18.9
                                    -------   -------   -------
  Income from operations               39.6      63.6      15.8
Gain on sale of businesses            413.7         -      86.3
Other income, net                      10.3      11.1       5.1
                                    -------   -------    ------
  Income before interest, taxes,
     cumulative effect of accounting
     change, and extraordinary item   463.6      74.7     107.2
Interest expense, net                 (30.4)    (18.9)    (22.0)
                                    -------   -------   -------
  Income before taxes, cumulative
     effect of accounting change, and
     extraordinary item               433.2      55.8      85.2
Income taxes                          182.4      21.8      34.3
                                    -------   -------   -------
Income before cumulative effect of
     accounting change and
     extraordinary item               250.8      34.0      50.9
Cumulative effect of accounting
  change, net of income taxes of
  $8.4                                    -      13.3         -
Extraordinary item, net of income
  taxes of $1.7                           -         -      (2.3)
                                    -------   -------   -------
  Net income                        $ 250.8    $ 47.3   $  48.6
                                    =======   =======   =======















                              -30-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
   CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME,
                            Continued
              (In millions, except per share data)

                                   For the years ended December 31,
                                       1999      1998      1997
Basic earnings per share:              ----      ----      ----
  Earnings before cumulative effect
     of accounting change and
     extraordinary item              $12.48    $ 1.60    $ 2.20
  Cumulative effect of accounting
     change, net of income taxes          -       .63         -
  Extraordinary item, net of income
     taxes                                -         -      (.10)
                                     ------    ------    ------
  Basic earnings per share           $12.48    $ 2.23    $ 2.10
                                     ======    ======    ======
Diluted earnings per share:
  Earnings before cumulative effect
     of accounting change and
     extraordinary item              $12.29    $ 1.57    $ 2.18
  Cumulative effect of accounting
     change, net of income taxes          -       .62         -
  Extraordinary item, net of income
     taxes                                -         -      (.10)
                                     ------    ------    ------
  Diluted earnings per share         $12.29    $ 2.19    $ 2.08
                                     ======    ======    ======

Comprehensive income:
Net income                           $250.8    $ 47.3  $   48.6
Other comprehensive income (loss),
 net of income taxes:
  Minimum pension liability (net of
     taxes of $1.5 and $3.4)            2.9      (5.7)        -
  Foreign currency translation (net
     of taxes of $0.8, $0.9
     and $1.1)                         (1.4)     (1.3)     (1.7)
                                     ------    ------    ------
Comprehensive income                 $252.3    $ 40.3    $ 46.9
                                     ======    ======    ======


The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.








                              -31-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF CASH FLOWS
                          (In millions)

                                   For the years ended December 31,
                                       1999      1998      1997
                                       ----      ----      ----
Operating activities:
  Net income                         $250.8     $47.3     $48.6
  Adjustments to reconcile net income
     to net cash (used in) provided
     by operating activities:
      Depreciation, cost of timber
      harvested, and amortization of
      intangibles                      81.2      62.3      75.8
     Deferred income taxes            108.4       9.2     (59.8)
     Gain on sale of businesses      (413.7)        -     (86.3)
     Noncash restructuring/special
        charges                        17.5       1.3       5.5
     Cumulative effect of accounting
      change                              -     (21.7)        -
     Changes in operating assets and
      liabilities, net of acquisitions
      and dispositions:
       Accounts receivable, net       (22.0)    (13.0)     (6.3)
       Inventories                    (12.6)      4.5      (2.6)
       Other assets                     1.7     (17.2)    (27.7)
       Accounts payable and accrued
        expenses                      (27.1)     17.4      18.3
       Income taxes payable            16.8      (2.2)      1.2
       Other                           (9.1)      2.5       1.9
                                      -----     -----     -----
     Net cash (used in) provided by
     operating activities              (8.1)     90.4     (31.4)
                                      -----     -----     -----
Investing activities:
  Purchases of property, plant and
   equipment                          (82.4)    (73.3)    (68.2)
  Acquisitions                       (416.1)    (18.1)        -
  Proceeds from sales of property,
   plant and equipment                  1.1       2.8       1.7
  Proceeds from sale of businesses    940.5         -     491.0
  Other                               (28.9)      1.6         -
                                      -----     -----     -----
     Net cash provided by (used in)
     investing activities             414.2     (87.0)    424.5
                                      -----     -----     -----







                              -32-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
         CONSOLIDATED STATEMENT OF CASH FLOWS, Continued
                          (In millions)

                                   For the years ended December 31,
                                       1999      1998      1997
                                       ----      ----      ----
Financing activities:
  Net (payments) borrowings on
   credit lines                        (6.9)      7.7    (179.0)
  Payments on long-term debt          (30.8)     (1.8)    (66.7)
  Proceeds from long-term debt         22.4       0.7       8.5
  Debt issuance costs                  (2.9)        -         -
     Proceeds from issuance of common
   stock                                4.0       1.3       1.5
  Purchases of outstanding common
   stock                             (137.1)     (6.9)    (79.4)
  Dividends paid                      (17.8)    (17.1)    (18.7)
  Other                                 7.2       1.8       4.2
                                     ------     -----     -----
     Net cash (used in)
     financing activities            (161.9)    (14.3)   (329.6)
                                     ------     -----     -----

     Increase (decrease) in cash and
     cash equivalents                 244.2     (10.9)     63.5

  Cash and cash equivalents at
   beginning of year                   62.4      73.3       9.8
                                     ------     -----     -----
  Cash and cash equivalents at
   end of year                       $306.6     $62.4     $73.3
                                     ======     =====     =====



The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.
















                              -33-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
    CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              (In millions, except per share data)

                                   For the years ended December 31,
                                       1999      1998      1997
                                       ----      ----      ----
Common stock:
Balance, beginning of year           $ 21.4    $ 21.3    $ 23.4
 Purchases of common stock             (4.2)     (0.2)     (2.3)
 Issuance for employee stock plans      0.3       0.3       0.2
                                     ------    ------    ------
  Balance, end of year                 17.5      21.4      21.3

Additional paid-in capital:
 Balance, beginning of year            28.7      26.4      97.2
 Purchases of common stock            (36.7)     (6.7)    (77.1)
 Issuance for employee stock plans      5.5      10.0       6.3
 Other                                  2.5      (1.0)        -
                                     ------    ------    ------
Balance, end of year                      -      28.7      26.4

Unearned compensation:
Balance, beginning of year             (6.7)     (1.7)       -
Compensation expense                    3.7       2.4       0.2
Issuance for employee stock plans      (1.8)     (7.4)     (1.9)
                                     ------    ------    ------
Balance, end of year                   (4.8)     (6.7)     (1.7)

Accumulated other comprehensive
 loss:
Balance, beginning of year             (8.7)     (1.7)        -
 Currency translation adjustment       (1.4)     (1.3)     (1.7)
 Pension liability adjustment           2.9      (5.7)        -
                                     ------    ------    ------
  Balance, end of year                 (7.2)     (8.7)     (1.7)

Retained earnings:
Balance, beginning of year            408.6     378.8     348.5
 Net income                           250.8      47.3      48.6
 Cash dividend declared               (17.0)    (17.5)    (18.3)
 Purchases of common stock            (96.2)        -         -
                                     ------    ------     ------
  Balance, end of year                546.2     408.6     378.8
                                     ------    ------    ------
Stockholders' equity, end of year    $551.7    $443.3    $423.1
                                     ======    ======    ======


The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.



                              -34-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
           Notes to Consolidated Financial Statements

1. Financial Statement Presentation

     The consolidated financial statements include the accounts and operations of Chesapeake Corporation and all of its subsidiaries (the "Company" or "Chesapeake"). During the year ended December 31, 1999, Chesapeake conducted its operations in four business segments - Merchandising and Specialty Packaging, European Specialty Packaging, Tissue and Forest Products/Land Development. All significant intercompany accounts and transactions are eliminated. Certain prior-year amounts have been reclassified to conform to current presentations.

     The Company is not dependent on any single customer, group of customers, market, geographic area or supplier of materials, labor or services. The financial statements include, where necessary, amounts based on the judgments and estimates of management. These estimates include allowances for bad debts, inventory obsolescence, environmental remediation costs, loss contingencies for litigation, self-insured medical and workers compensation insurance, income taxes, and determinations of discount and other assumptions for pension and postretirement benefit expenses. Actual results could differ from these estimates.

     In the fourth quarter of 1998, the Company changed its accounting policy to capitalize certain timber reforestation costs that were previously expensed in order to achieve a better matching of these costs with the revenues realized from the eventual harvesting of timber. The Company believed that this change was more consistent with industry practice and was preferable because it achieved better matching of reforestation costs with the revenues realized from the eventual harvesting of the timber. Costs related to premerchantable and merchantable timber that were capitalized included a portion of real estate taxes, insect control, fertilization and salaries and fringe benefits for certain land management personnel.

     The new capitalization policy was applied retroactively as of January 1, 1998, and resulted in restating first quarter 1998 results for the cumulative effect of the accounting change through December 31, 1997. This restatement increased 1998 net income by $13.3 million (net of an $8.4 million reduction for income taxes), or $0.62 per diluted share. Implementation of the new accounting method increased 1998 earnings before the cumulative effect of the accounting change by approximately
$0.7 million, or $0.03 per diluted share. Assuming the change in accounting was applied retroactively, 1997 earnings before extraordinary item would have been increased by $0.8 million, or $.03 per diluted share.


                              -35-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

1.   Financial Statement Presentation, continued

    SIGNIFICANT ACCOUNTING POLICIES APPEAR CAPITALIZED AS AN
INTEGRAL PART OF THE NOTES TO THE FINANCIAL STATEMENTS TO WHICH
THE POLICIES RELATE.

2. Acquisitions and Divestitures

1999
     On October 22, 1999, the Company completed the acquisition of Consumer Promotions International, Inc. ("CPI"), a designer and manufacturer of point-of-sale displays. CPI, based in Mount Vernon, New York, has operations in the United States, the United Kingdom and France, and has annual sales of approximately $50.0 million.

     Effective October 3, 1999, Wisconsin Tissue Mills Inc., renamed WTM I Company ("WT"), a wholly-owned subsidiary of Chesapeake, completed the formation of a joint venture with Georgia-Pacific Corporation ("G-P") through which the companies combined their commercial tissue businesses. WT contributed substantially all of the assets and liabilities of the Company's tissue business to the joint venture, known as Georgia-Pacific Tissue LLC (the "Tissue JV") and received a 5 percent equity interest in the Tissue JV and a tax-deferred cash distribution of approximately $755.0 million (the "Special Distribution"). G-P contributed certain of its commercial tissue assets and related liabilities to the Tissue JV in return for a 95 percent equity interest. The respective net values of WT's and G-P's contributed businesses were based on a multiple of each businesses' 1998 earnings before interest, income taxes, depreciation and amortization ("EBITDA"), which valuation principle was negotiated on an arms' length basis. Chesapeake used a portion of the proceeds to reduce debt and repurchase its common stock.

     In connection with the receipt of the Special Distribution, WT entered into an Indemnity Agreement pursuant to which it agreed to indemnify G-P, under certain circumstances, against principal payments G-P may make under a guaranty of the Tissue JV's debt that was incurred to finance the Special Distribution (the "Tissue JV Debt"). G-P will control and manage the Tissue JV, subject to obtaining WT's consent in connection with certain actions. As a result of WT's continued interest in the Tissue JV, the remaining 5 percent interest has been recorded using the equity method of accounting. During 1999, the results of operations included an after-tax gain of approximately $194.1 million, or $9.51 per diluted share, related to the formation of the Tissue JV.


                              -36-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

2. Acquisitions and Divestitures, Continued

     The WT assets contributed to the Tissue JV include production facilities located in Bellemont and Flagstaff, Arizona; Alsip, Illinois; Greenwich, New York; Menasha and Neenah, Wisconsin; and Toluca, Mexico. The Tissue JV has assumed substantially all of WT's liabilities that relate primarily to its contributed business, including any liabilities associated with certain alleged violations of antitrust laws, but specifically excluding most tax liabilities related to the contributed assets for periods prior to formation of the Tissue JV and certain liabilities associated with the discharge of polychlorinated-biphenyls ("PCBs") and other hazardous materials in the Fox River and Green Bay System (see Note 13).

     At any time on or after the third anniversary of the October 4, 1999, closing date, WT will have up to three "put" rights to sell to G-P, or cause the Tissue JV to redeem, all or any portion of WT's equity interest in the Tissue JV. At any time after the tenth anniversary of the closing date, G-P will have the right to "call" all, but not less than all, of WT's equity interest in the Tissue JV. The purchase and sale price of WT's equity interest for both the put and call will be based on the Tissue JV's EBITDA for the immediately preceding four fiscal quarters and the same multiple used to value WT's and G-P's initial contributions to the Tissue JV.

     Certain events, including exercise of a put or call, reduction of the principal amount of the Tissue JV Debt, or the Tissue JV's sale of some or all of the assets contributed to it by WT, may trigger recognition of all or a portion of WT's deferred tax liability related to the transaction. Under certain circumstances, the Tissue JV or G-P may be obligated to fund all or a portion of WT's deferred tax liability.

     On September 10, 1999, the Company completed the sale of approximately 278,000 acres of timberland in Virginia, Maryland and Delaware, and on July 30, 1999, the Company completed the sale of its Building Products business (two sawmills, a lumber processing plant, and a wood chip mill) for combined cash proceeds of approximately $185.0 million. The results of operations include a non-recurring after-tax gain on the sales of these businesses of $47.9 million, or $2.35 per diluted share, net of a revision of $11.7 million after tax for costs associated with the 1997 disposal of the Kraft Products business segment.

     On March 18, 1999, Chesapeake completed its acquisition of substantially all of the outstanding capital shares of Field Group plc ("Field Group"), a European specialty packaging company headquartered in the United Kingdom. The acquisition

                              -37-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

2. Acquisitions and Divestitures, Continued

was effected through a tender offer by Chesapeake UK Acquisitions PLC, a wholly-owned subsidiary of Chesapeake, for all of the outstanding capital shares of Field Group at a purchase price of (pound) 3.60 per share. As of April 30, 1999, Chesapeake acquired compulsorily all remaining outstanding shares of Field Group. The purchase price of approximately $373.0 million was funded through a combination of approximately $316.0 million in borrowings under a credit facility, $22.0 million in unsecured loan notes issued to certain Field Group shareholders, and $35.0 million in cash.

     During 1999, Field Group acquired Berry's (Holding) Limited, one of Ireland's largest suppliers of printed pharmaceutical leaflets and self-adhesive labels, and formed a joint venture with one of Spain's leading printing groups, Mateu Cromo Artes Graphicas S.A.

1998
     On November 20, 1998, Chesapeake Corporation acquired all of the outstanding capital stock of Capitol Packaging Corporation, a specialty packaging company located in Denver, Colorado. On February 2, 1998, Chesapeake Packaging Co. purchased substantially all of the assets, and assumed certain liabilities, of Rock City Box Company, Inc. located in Utica, New York. This operation manufactures corrugated containers, trays, and pallets, as well as wood and foam packaging products.

1997
     On May 23, 1997, the Company completed the sale to St. Laurent Paperboard (U.S.) Inc ("St. Laurent (U.S.)"), a wholly-owned subsidiary of St. Laurent Paperboard, Inc. ("St. Laurent")(Toronto and Montreal: SPI), of: (i) the sole membership interest in Chesapeake Paper Products Company L.L.C. (successor to Chesapeake Paper Products Company), a wholly-owned subsidiary of the Company which, as of the closing date, owned and operated the Company's kraft products mill located in West Point, Virginia (the "West Point Mill"); (ii) all of the capital stock of Chesapeake Box Company which, as of the closing date, owned and operated directly or through a subsidiary substantially all of the assets of four of the Company's corrugated box plants; and
(iii) all of the capital stock of Chesapeake Fiber Company which, as of the closing date, owned and operated, directly or through a subsidiary, certain assets related to the West Point Mill's wood procurement operations. The four box plants involved in the transaction are located in Richmond, Virginia; Roanoke, Virginia; Baltimore, Maryland; and North Tonawanda, New York.


                              -38-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

2. Acquisitions and Divestitures, Continued

     The sales price of approximately $500.0 million was paid in cash at closing, with a post-closing adjustment of approximately $10.0 million paid to the buyer. The transaction resulted in an after-tax gain of $49.1 million, or $2.07 a share, which was recorded in the second quarter of 1997. Chesapeake used approximately $250.0 million of the net after-tax proceeds to reduce debt and $79.0 million of the net after-tax proceeds to repurchase its common stock. Chesapeake has agreed to indemnify St. Laurent and St. Laurent (U.S.) against losses incurred by them which are attributable to certain environmental matters and breaches of representations, warranties or covenants made by Chesapeake in the Purchase Agreement, provided notice is given to Chesapeake or losses are paid or incurred within the applicable survival periods specified therein.

Summary

     Each of the acquisitions has been accounted for using the purchase method and is included in the results of operations since the purchase date. The purchase prices have been allocated to the assets acquired and liabilities assumed based on their estimated market values at the respective dates of acquisition. The purchase prices for the acquired companies exceeded the fair value of net assets acquired by approximately $278.3 million in 1999 and $8.8 million in 1998, which is being amortized on a straight line basis over 40 years. The purchase price amounts for acquisitions have been allocated to the acquired net assets as summarized below (in millions):

                                        1999     1998    1997
                                       ------  ------   ------
Acquisitions:
  Fair value of assets acquired        $620.8   $24.6        -
  Liabilities assumed or created       (187.3)   (6.5)       -
  Cash acquired                         (17.4)      -        -
                                       ------   -----   ------
    Cash paid for acquisitions, net    $416.1   $18.1        -
                                       ======   =====   ======
Dispositions:
  Fair value of assets sold            $941.7       -   $491.0
  Non-cash consideration received        (1.2)      -        -
                                       ------   -----   ------
     Cash received from sale of
       businesses                      $940.5       -   $491.0
                                       ======   =====   ======




                              -39-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

2. Acquisitions and Divestitures, Continued

Pro Forma Operating Data

     Pro forma financial information reflecting the combined results of the Company and Field Group as if the acquisition occurred on January 1, 1998, is as follows (in millions, except per share amounts):

Acquisition of Field Group:        Year Ended
December 31,
                              -------------------
                                1999      1998
                              --------  --------
Net sales                     $1,241.4  $1,360.9
Income before cumulative
 effect of accounting change    $247.0     $37.1
Net income                      $247.0     $50.4
Earnings per share before
cumulative effect of
 accounting change:
  Basic                         $12.29     $1.75
  Diluted                       $12.11     $1.72
Net income per share:
  Basic                         $12.29     $2.38
  Diluted                       $12.11     $2.34

3. Restructuring/Special Charges

1999

     The following table sets forth the details of the restructuring/special charge recognized in the fourth quarter of 1999:

                      Merchandising   European
                     and Specialty   Specialty
                          Packaging  Packaging Corporate  Total
(in millions)             ---------  --------- ---------  -----
Employment reduction          $ 7.5       $4.8      $0.3  $12.6
Facility closure                1.2          -         -    1.2
Asset impairment               17.8          -         -   17.8
Defense fees                      -          -       9.2    9.2
Estimate revision - 1998       (2.3)         -      (0.5)  (2.8)
                          ---------   --------  --------  -----
Totals                        $24.2       $4.8      $9.0  $38.0
                          =========   ========  ========  =====


                              -40-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

3. Restructuring/Special Charges, continued

     The 1999 restructuring/special charges before income taxes of $38.0 million consisted of the following:

- Employment reduction and facility closure. In December 1999, the Company reviewed its organization and cost structures, including facility utilization. As a result of this review, the Company eliminated a redundant facility in the Merchandising and Specialty Packaging segment and announced work force reductions of approximately 300 employees in the Merchandising and Specialty Packaging segment, 170 employees in the European Specialty Packaging segment and 10 corporate employees. Included in these costs was a revision to the 1998 restructuring cost estimate for plant closure costs in the Merchandising and Specialty Packaging segment of $2.3 million and $0.5 million associated with employee severance.

- Asset impairment. As part of the Company's annual assessment of operating plans, it was determined that operating losses were expected to continue in the French operations acquired in 1996. As a result of this assessment, in the fourth quarter of 1999, the Company recorded an impairment charge relating to the write-down of goodwill and other long-lived assets.

- Defense fees. Defense fees represent costs incurred to respond to an unsolicited proposal by Shorewood Packaging
  Corporation to acquire Chesapeake (see Note 14).

     At December 31, 1999, the restructuring liability established by the 1998 plan, as adjusted for the revision in restructuring cost estimate for plant closure costs, was completely utilized. Additionally, at December 31, 1999, payments of approximately $4.6 million had been made primarily related to business defense costs under the 1999 restructuring plan.

1998

     During 1998, management initiated a review of its Tissue and Specialty Packaging segments in an effort to reduce costs and increase productivity. This review included organization and cost structures, facility utilization and product offerings. As a result of this review, the Company formulated a restructuring plan which resulted in a one-time fourth quarter 1998 charge of $11.8 million before taxes ($8.8 million after tax).

     The 1998 restructuring program consisted primarily of a 5 percent reduction in the Company's global work force

                              -41-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

3. Restructuring/Special Charges, continued

(approximately 250 employees) through the elimination of redundant and overlapping positions and facility consolidations. The reductions occurred in Chesapeake's Tissue and Merchandising and Specialty Packaging segments. WT implemented a combination of early retirement and voluntary severance programs that reduced its work force by approximately 70 positions. Chesapeake Display and Packaging has implemented a work force reduction of approximately 60 positions and closed one facility during 1999.

1997

     During the second quarter of 1997, the Company recorded restructuring and other special charges of $18.9 million before taxes ($10.8 million after tax) related primarily to its Merchandising and Specialty Packaging segment. The restructuring charge provided for the costs associated with management reorganization and the closures of one point-of-sale display facility and one graphic packaging facility. The intent of these initiatives was to eliminate redundant overhead and processes, improve geographic efficiency, and reduce fixed costs. The restructuring liability, which was established in 1997, was completely utilized by December 31, 1998.

4. Inventories

   INVENTORIES ARE VALUED AT THE LOWER OF COST OR MARKET. THE COST OF CERTAIN DOMESTIC PRODUCT AND MANUFACTURING MATERIALS INVENTORIES IS DETERMINED BY THE LAST-IN, FIRST-OUT ("LIFO") METHOD. THE COST OF OTHER INVENTORIES IS DETERMINED PRINCIPALLY BY THE AVERAGE COST METHOD.

Year-end inventories consist of:

(in millions)                                      1999    1998
                                                   ----    ----
Finished goods                                   $ 41.8  $ 34.5
Work in-process                                    28.2    27.0
Materials and supplies                             36.7    41.2
                                                 ------  ------
Total                                            $106.7  $102.7
                                                 ======  ======

     Inventories determined by the LIFO method, included in the preceding chart, totaled $10.9 million for 1999 and $42.3 million for 1998, or $2.4 million and $1.8 million less than the respective amounts of such inventories stated at the lower of cost or market.

                              -42-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

5. Long-term Assets

   PROPERTY, PLANT AND EQUIPMENT, IS STATED AT COST, LESS ACCUMULATED DEPRECIATION. THE COSTS OF MAJOR REBUILDS AND REPLACEMENTS OF PLANT AND EQUIPMENT ARE CAPITALIZED, AND THE COSTS OF ORDINARY MAINTENANCE AND REPAIRS ARE CHARGED TO INCOME AS INCURRED. THE COSTS OF SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE ARE CAPITALIZED. WHEN PROPERTIES ARE SOLD OR RETIRED, THEIR COSTS AND THE RELATED ACCUMULATED DEPRECIATION ARE REMOVED FROM THE ACCOUNTS, AND THE GAINS OR LOSSES ARE REFLECTED IN INCOME. DEPRECIATION FOR FINANCIAL REPORTING PURPOSES IS COMPUTED PRINCIPALLY BY THE STRAIGHT-LINE METHOD OVER THE ESTIMATED USEFUL ASSET LIVES, WHICH RANGE FROM 10 TO 40 YEARS FOR BUILDINGS AND IMPROVEMENTS AND GENERALLY 5 TO 20 YEARS FOR MACHINERY AND EQUIPMENT.

   TIMBER AND TIMBERLANDS ARE STATED AT COST LESS THE ACCUMULATED
COST OF TIMBER HARVESTED. THE COST OF TIMBER HARVESTED IS
COMPUTED ON QUANTITIES CUT FROM INDIVIDUAL COMPANY-OWNED TRACTS
BASED ON COSTS AND ESTIMATED VOLUMES OF RECOVERABLE TIMBER.

   THE COST IN EXCESS OF THE ESTIMATED FAIR VALUE OF IDENTIFIABLE
ASSETS OF ACQUIRED BUSINESSES IS BEING AMORTIZED ON A STRAIGHT-
LINE BASIS OVER 40 YEARS OR LESS.

   The Company reviews goodwill and long-lived assets annually for impairment by comparing the carrying amount to estimated future undiscounted cash flows. If this review indicates that goodwill is not recoverable, the carrying amount is reduced to fair value. During 1999, goodwill was reduced by $0.7 million for asset write-offs and $23.0 million due to the sales of businesses. During 1997, goodwill was reduced by $5.5 million for restructuring write-offs and by $5.4 million due to sales of businesses.
















                              -43-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

6. Long-Term Debt

Long-term debt at year-end consists of:
(in millions)                                      1999    1998
                                                   ----    ----
Notes payable - banks (unsecured):
   Credit lines, interest 3.36% to 6.50%         $ 40.5  $ 16.4
   Term loan, interest 5.15%                          -     8.9
Unsecured notes:
   10.375% notes, due 2000                         55.0    55.0
   9.875% notes, due 2003                          33.6    33.6
   7.20% notes, due 2005                           85.0    85.0
Loan notes, interest 5.25% due 2006                22.1       -
Industrial development authority
   obligations:
      5.04% to 6.875% notes, due 1999-2003          4.5     8.2
      6.25% to 6.375% notes, due 2019              50.0    50.0
      5.55% notes, due 2021                        10.0    10.0
Other debt                                         15.0     9.1
                                                 ------  ------
   Totals                                         315.7   276.2
Less current maturities                            91.3     5.8
                                                 ------  ------
                                                 $224.4  $270.4
                                                 ======  ======

     Principal payments on long-term debt for the next five years are: 2000, $91.3 million; 2001, $11.5 million; 2002, $3.2 million; 2003, $36.3 million; and 2004, $1.1 million.

     The Company maintains credit lines with several banks, domestically and internationally, maturing in 2000-2002, under which it can borrow up to $226.1 million, substantially all of which were terminated upon completion of the $250.0 million senior credit facility (see Note 14). Nominal facility fees are paid on the credit lines and interest is charged primarily at LIBOR plus 375 basis points. Other lines of credit totaling $119.6 million are maintained with several banks on an uncommitted basis.

Certain loan agreements include provisions permitting the holder of the debt to require the Company to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership. In addition, various loan agreements contain provisions that restrict the disposition of certain assets (see Note 14), requiring the Company to maintain a ratio of long-term debt to total capital not in excess of 60 percent and to meet an annual cash flow test.



                              -44-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

6. Long-Term Debt, continued

     The Company has estimated the fair value of long-term debt for 1999 and 1998 to be $213.5 million and $285.7 million, respectively, compared to book values of $224.4 million and $270.4 million, respectively. The fair value is based on the quoted market prices for similar issues or current rates offered for debt of the same or similar maturities.

7. Financial Instruments and Risk Concentrations

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

     ASSETS AND LIABILITIES FROM FOREIGN OPERATIONS ARE TRANSLATED AT THE EXCHANGE RATE IN EFFECT AT EACH YEAR-END. REVENUES AND EXPENSES ARE TRANSLATED AT THE AVERAGE RATES OF EXCHANGE PREVAILING DURING THE YEAR. GAINS AND LOSSES RESULTING FROM FOREIGN CURRENCY TRANSACTIONS ARE INCLUDED IN INCOME.

     The Company had no material derivative instruments or transactions outstanding as of the end of 1999 and 1998.

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. SFAS 137, which was issued in July 1999, defers the Company's required adoption of SFAS 133 until 2001. The adoption of SFAS 133 is not expected to have a material impact on the Company's financial condition or results of operations.






                              -45-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

8. Income Taxes

The provision for income taxes consists of:

(in millions)                            1999      1998    1997
Currently payable:                       ----      ----    ----
   Federal                             $ 57.3     $17.9   $85.7
   State                                  6.6         -     8.6
   Foreign                               10.1      (0.3)    0.1
                                       ------     -----   -----
   Total current                         74.0      17.6    94.4
                                       ------     -----   -----
Deferred:
   Federal                               94.4       3.5   (52.9)
   State                                 18.7       0.3    (7.1)
Foreign                                  (4.7)      0.4    (0.1)
                                       ------     -----   -----
   Total deferred                       108.4       4.2   (60.1)
                                       ------     -----   -----
   Total income taxes                  $182.4     $21.8   $34.3
                                       ======     =====   =====

     Significant components of the year-end deferred income tax assets and liabilities are:

(in millions)                                      1999    1998
                                                  -----   -----
Postretirement medical benefits                 $   4.2  $  7.5
Accrued liabilities                                10.5     4.3
Foreign exchange losses                             2.8       -
Inventory reserves                                  0.9     1.3
Tax carryforward benefits                          12.2     7.1
Valuation allowance                               (11.0)   (5.1)
Other                                              10.4     9.7
                                                -------  ------
   Deferred tax assets                             30.0    24.8
                                                -------  ------
Accumulated depreciation/depletion                (36.9)  (81.6)
Deferred gain on contribution of assets
 to Tissue JV                                    (182.1)      -
Pension accrual                                    (2.4)   (2.7)
Other                                              (2.5)   (2.4)
                                                -------  ------
   Deferred tax liabilities                      (223.9)  (86.7)
                                                -------  ------
   Net deferred taxes                           $(193.9) $(61.9)
                                                =======  ======




                              -46-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

8. Income Taxes, Continued

     The valuation allowance relates to state and foreign income tax net operating loss carryforwards and credits that expire from 2001 through 2010. The deferred gain on the contribution of assets relates to the formation of the Tissue JV (see Note 2).

     The differences between the Company's effective income tax rate and the statutory federal income tax rate are:


                                         1999      1998    1997
                                         ----      ----    ----
Federal income tax rate                  35.0%     35.0%   35.0%
State income tax, net of
   federal income tax benefit             3.8       0.2     0.8
Goodwill and other purchase
   accounting adjustments                 2.3       0.7     4.7
Foreign tax rate difference              (0.6)        -       -
Foreign losses not benefited              0.7       3.4     0.6
Other, net                                0.9      (0.2)   (0.8)
                                        -----     -----   -----
Consolidated effective income
   tax rate                              42.1%     39.1%   40.3%
                                        =====     =====   =====

     The Company's intention is to permanently reinvest the undistributed earnings of its foreign subsidiaries, thus no United States income taxes have been provided.

9. Employee Retirement and Postretirement Benefits

     The Company maintains several noncontributory defined benefit retirement plans covering substantially all U.S. and certain foreign employees. Pension benefits are based primarily on the employees' compensation and/or years of service. Annual pension costs have been actuarially determined as of October 1, 1999 and 1998. The net periodic cost includes amortization of prior service costs over periods of the greater of 15 years or the average remaining employee service period.

     The Company also provides certain healthcare and life insurance benefits to certain hourly and salaried employees who retire under the provisions of the Company's retirement plans.
The Company does not pre-fund these benefits.






                              -47-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

9. Employee Retirement and Postretirement Benefits, continued

     The following schedules present the changes in the plans' benefit obligations and fair values of assets for 1999 and 1998:

                                                Postretirement
                                  Pensions       Benefits Other
                                  Benefits       Than Pensions
                               --------------    --------------
(in millions)                  1999      1998      1999    1998
                               ----      ----      ----    ----
Benefit obligation at
   beginning of year         $120.7    $102.8    $ 21.9  $ 21.2
Acquisitions (divestitures)   182.6         -      (5.9)      -
Service cost                    9.5       3.6       0.6     0.7
Interest cost                  14.8       7.3       1.4     1.5
Plan participants'
   contributions                2.2       0.1       0.1     0.1
Amendments                      0.1       0.8      (0.6)      -
Actuarial (gain) loss         (24.2)     11.4       1.5     0.2
Curtailments                   (4.9)     (0.1)     (1.1)      -
Settlements                   (31.5)        -         -       -
Special termination
   benefits                     0.5       1.2         -       -
Exchange rate changes          (1.0)        -         -       -
Benefits paid                 (11.4)     (6.4)     (1.7)   (1.8)
                             ------    ------    ------  ------
Benefit obligation at
   end of year                257.4     120.7      16.2    21.9
                             ------    ------    ------  ------
Fair value of plan assets
   at beginning of year       110.9     113.3         -       -
Acquisition                   181.1         -         -       -
Actual return on
   plan assets                  9.3         -         -       -
Employer contributions          8.0       3.9       1.6     1.7
Plan participants'
   contributions                2.2       0.1       0.1     0.1
Settlements                   (30.8)        -         -       -
Exchange rate change           (0.7)        -         -       -
Benefits paid                 (11.4)     (6.4)     (1.7)   (1.8)
                             ------    ------    ------  ------
Fair value of plan assets
   at end of year             268.6     110.9         -       -
                             ------    ------    ------  ------





                              -48-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

9. Employee Retirement and Postretirement Benefits, Continued

Funded status at
   December 31                 11.2      (9.8)    (16.2)  (21.9)
Unrecognized actuarial
   Loss                         5.7      19.6       0.1     2.4
Unrecognized transition
   obligation                  (1.7)     (3.1)        -       -
Unrecognized prior
   service cost                 1.7       5.5      (0.4)      -
Contribution made
   between measurement
   date and fiscal year end     0.1       0.5         -       -
                             ------    ------    ------  ------
Net amount recognized        $ 17.0    $ 12.7    $(16.5) $(19.5)
                             ======    ======    ======  ======

     The fair value of plan assets and benefit obligations for pensions in 1999 reflects the acquisition of Field Group and the contribution of substantially all of the assets and liabilities of WT to the Tissue JV. The benefit obligations for postretirement benefits reflect the contribution of substantially all of the assets and liabilities of WT to the Tissue JV as a divestiture and the elimination of certain postretirement benefits for the employees as a curtailment.

     The following table provides the amounts recognized in the statement of financial position as of December 31 of each year:

                                                 Postretirement
                                  Pensions       Benefits Other
                                  Benefits       Than Pensions
                               --------------    --------------
(in millions)                  1999      1998      1999    1998
                              -----     -----     -----   -----
Prepaid benefit cost          $28.1     $23.6    $    -  $    -
Accrued benefit liability     (16.2)    (23.7)    (16.5)  (19.5)
Intangible asset                0.8       3.7         -       -
Accumulated other
   comprehensive income         4.3       9.1         -       -
                              -----     -----    ------  ------
Net amount recognized         $17.0     $12.7    $(16.5) $(19.5)
                              =====     =====    ======  ======

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $22.3 million, $21.2 million, and $6.4 million, respectively, at the end of 1999, and $48.3 million, $45.7 million, and $21.9

                              -49-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

9. Employee Retirement and Postretirement Benefits, Continued

million, respectively, at the end of 1998. Postretirement benefit obligations have no plan assets. The aggregate benefit obligation for those plans was $16.2 million at the end of 1999 and $21.9 million at the end of 1998.

     The following table provides the components of net periodic benefit cost for the plans:
                                                  Postretirement
                                  Pensions       Benefits Other
                                  Benefits       Than Pensions
                               --------------    --------------
(in millions)                  1999 1998  1997     1999 1998 1997
                               ---- ----  ----     ---- ---- ----
Service cost                  $ 9.5 $3.6  $4.0     $0.6 $0.7 $1.1
Interest cost                  14.8  7.3   8.3      1.4  1.5  1.8
Expected return on plan assets(19.7)(9.0)(10.7)       -    -    -
Amortization of unrecognized
   transition obligation       (0.7)(0.7) (1.0)       -    -    -
Prior service cost recognized   0.4  0.5   0.4        -    -    -
Recognized actuarial loss       0.7  0.6   0.2        -    -    -
                              ----- ----  ----     ---- ---- ----
Net periodic benefit cost       5.0  2.3   1.2      2.0  2.2  2.9
(Gain)loss due to curtailment  (2.9) 1.2   4.4        -    -    -
                              ----- ----  ----     ---- ---- ----
Net periodic benefit cost
   after curtailments         $ 2.1 $3.5  $5.6     $2.0 $2.2 $2.9
                              ===== ====  ====     ==== ==== ====

     During 1999, the Company contributed substantially all of its WT operations to the Tissue JV (see Note 2) and sold certain of its timberland and its Building Products business, resulting in a net pre-tax curtailment gain of approximately $2.9 million. During 1998, WT implemented an enhanced retirement program for certain salaried employees, which resulted in a pre-tax curtailment loss of approximately $1.2 million related to pension plans. The 1997 curtailment loss primarily included the 1997 sale of the West Point Mill and four box plants and the implementation of an enhanced retirement program for hourly employees at WT.










                               -50-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

9. Employee Retirement and Postretirement Benefits, Continued

     Assumptions used in determining the net domestic pension credit (based on beginning-of-the-year assumptions) for 1999 and 1998, and related pensions and postretirement benefits obligations (based on year-end assumptions) as of October 1 were:

                                                Postretirement
                                Pensions        Benefits Other
                                Benefits         Than Pensions
                            ----------------   ----------------
                           1999   1998  1997  1999  1998   1997
                           ----   ----  ----  ----  ----   ----
Discount rate              7.50% 6.75%  7.25% 7.50% 6.75% 7.25%
Expected return
   on plan assets          9.25% 9.50%  9.25%   N/A   N/A   N/A
Rate of compensation
   increase                4.50% 4.75%  4.75% 4.50% 4.75% 4.75%
                           ===== =====  ===== ===== ===== =====

   For the year ended December 31, 1999, the assumptions used in the determination of the net foreign pension charges for the discount rate, expected return of plan assets, and rate of compensation increase for foreign plans was 5.5%, 7.5%, and 4.0%, respectively, and the corresponding assumptions used for the determination of the foreign plan pension obligations was 6.0%, 8.0%, and 4.0%, respectively.

     For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 1999. The rate was assumed to decrease gradually each year to a rate of 5.5% for 2002 and remain at that level thereafter.

     In regards to postretirement benefits, a 1% change in assumed healthcare cost trend rates would have the following effects:

(in millions)                     1% Increase   1% Decrease
                                  -----------   -----------
Effect on total of service
   and interest cost                  $0.1         $(0.1)
Effect on postretirement
   benefit obligation                  0.6          (1.4)
                                      ====         ======







                              -51-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

10. Stockholders' Equity

     Chesapeake Corporation currently has 60 million authorized shares of common stock, $1.00 par value, of which 17,509,064 shares were outstanding as of December 31, 1999. During 1999 and 1998, in accordance with board of directors authorizations, the Company repurchased and immediately retired 4.2 million and 0.2 million shares of its common stock, respectively, for aggregate purchase prices of $137.1 million and $6.9 million, respectively.

     In addition to its common stock, the Company's authorized capital includes 500,000 shares of preferred stock ($100.00 par), of which 100,000 shares are designated as Series A Junior
Participating Preferred Stock ("Series A Preferred"). No preferred shares were outstanding during the three years ended
December 31, 1999.

Shareholder Rights Plan

     Under the terms of a shareholder rights plan approved February 10, 1998, each outstanding share of the Company's common stock has attached to it one preferred share purchase right, which entitles the shareholder to buy one unit (0.001 of a share) of Series A Preferred at an exercise price of $120.00 per share, subject to adjustment. The rights will separate from the common stock and become exercisable only if a person or group acquires or announces a tender offer for 15 percent or more of Chesapeake's common stock. When the rights are exercisable, Chesapeake may issue a share of common stock in exchange for each right other than those held by such person or group. If a person or group acquires 15 percent or more of the Company's common stock, each right shall entitle the holder, other than the acquiring party, upon payment of the exercise price, to acquire Series A Preferred or, at the option of Chesapeake, common stock, having a value equal to twice the right's purchase price. If Chesapeake is acquired in a merger or other business combination or if 50 percent of its earnings power is sold, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the rights. The rights expire on March 15, 2008, and may be redeemed by the Company at any time prior to the tenth day after an announcement that a 15 percent position has been acquired, unless such period has been extended by the board of directors.







                              -52-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

10. Stockholder's Equity, continued

Earnings Per Share ("EPS")

     Basic EPS is calculated using the weighted-average number of outstandi ng common shares for the period, which were 20,147,593 in 1999;
21,202,801 in 1998; and 23,148,978 in 1997. Diluted EPS reflects the potential dilution that could occur if securities are exercised or converted into common stock or result in the issuance of common stock that would then share in earnings.
Shares used in the diluted EPS calculation were 20,435,662 in 1999; 21,567,908 in 1998; and 23,360,129 in 1997.

11. Stock Option and Award Plans

     At December 31, 1999, the Company had three stock compensation plans for employees and officers. Under the 1997 Incentive Plan, the Company may grant stock options, stock appreciation rights ("SARs"), stock awards, performance shares, or stock units, and may make incentive awards to the Company's key employees and officers. The options outstanding were awarded under the Company's 1993 and 1997 Incentive Plans and the 1987 Stock Option Plan. Up to 4,074,638 shares may be issued pursuant to these plans; however, the board of directors has stated that all future grants will be made only from those shares available under the 1997 Incentive Plan, which has 1,855,728 shares issuable at December 31, 1999.

     The Company has a Directors' Stock Option and Deferred
Compensation Plan that provides for annual grants of stock options to nonemployee directors. Up to 350,000 shares may be issued pursuant to the directors' plan.

Stock options

     Stock options are generally granted with an exercise price equal to the market value of the common stock, expire 10 years from the date they are granted, and generally vest over a three-year service period.











                              -53-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

11. Stock Option and Award Plans, Continued

     The following schedule summarizes stock option activity for the three years ended December 31, 1999:
                                                     Weighted-
                                                      Average
                                     Number of        Exercise
                                   Stock Options       Price
                                   -------------     ---------
Outstanding, January 1, 1997          1,043,603        $25.28
   Granted                              226,900         33.15
   Exercised                           (112,233)        21.72
   Forfeited/expired                   (133,073)        26.20
                                      ---------
Outstanding, December 31, 1997        l,025,197         27.29
   Granted                              245,450         38.11
   Exercised                            (79,866)        22.75
   Forfeited/expired                    (21,765)        29.96
                                      ---------
Outstanding, December 31, 1998        1,169,016         29.82
   Granted                              389,200         28.32
   Exercised                           (128,181)        23.63
   Forfeited/expired                   (147,446)        31.99
                                      ---------
Outstanding, December 31, 1999        1,282,589        $29.73
                                      =========

Exercisable:
   December 31, 1997                    635,814
   December 31, 1998                    746,831
   December 31, 1999                    813,713

Weighted-average fair value of
   options granted during the year:

   1997                                  $ 9.18
   1998                                  $10.36
   1999                                  $ 7.14

     The Black-Scholes option pricing model was used to estimate fair value as of the date of grant using the following assumptions:

                                 1999        1998          1997
                                 ----        ----          ----
Dividend yield                    2.8%        2.1%          2.3%
Risk-free interest rates          5.3%        5.6%          5.9%
Volatility                       27.8        26.6          26.9
Expected option term              6.0         6.0           6.0
                                 ====        ====          ====
                              -54-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

11. Stock Option and Award Plans, Continued

     THE COMPANY USES THE INTRINSIC-VALUE-BASED METHOD OF
ACCOUNTING FOR ITS STOCK OPTIONS PLANS. UNDER THE INTRINSIC VALUE
METHOD, COMPENSATION COST IS THE EXCESS, IF ANY, OF THE QUOTED
MARKET PRICE OF THE STOCK AT GRANT DATE OVER THE AMOUNT AN
EMPLOYEE MUST PAY TO ACQUIRE THE STOCK.

     Had the compensation cost for the Company's stock option plans been determined based on the fair value at the grant date, the Company's pro forma net income and earnings per share amounts would be as follows:

(in millions, except per share data)         1999    1998  1997
                                             ----    ----  ----
Net income
As reported                                 $250.8 $47.3  $48.6
Pro forma                                    249.3  45.8   47.4

Earnings per share
As reported
   Basic                                    $12.48 $2.23  $2.10
   Diluted                                   12.29  2.19   2.08
Pro forma
   Basic                                    $12.40 $2.16  $2.05
   Diluted                                   12.22  2.12   2.03
                                             ===== =====  =====

     Pro forma disclosures for stock option accounting may not be representative of the effects on reported net income for future years.




















                              -55-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

11. Stock Option and Award Plans, Continued

      Information about options outstanding at December 31, 1999, is summarized below:

            Options Outstanding             Options Exercisable
---------------------------------------------------------------
                           Weighted
                           Average   Weighted           Weighted
  Range of                Remaining  Average            Average
  Exercise      Number   Contractual Exercise   Number  Exercise
   Prices    Outstanding Life(Years)  Price  Exercisable Price
  --------   ----------- ----------- --------------------------
$15.00-$20.00    89,655       2.7     $19.21     89,655  $19.21
$20.00-$25.00   200,872       5.0      23.68    200,872   23.68
$25.00-$30.00   401,969       8.0      27.76    124,835   27.76
$30.00-$35.00   376,885       6.8      32.96    306,389   33.05
$35.00-$40.00   213,208       8.5      37.89     91,962   37.75
              ---------                         -------
              1,282,589       6.9      29.73    813,713   29.83
              =========                         =======

Restricted stock

     During 1999 and 1998, the executive compensation committee of the board of directors made grants of restricted stock to the Company's officers and certain managers for the 1998-2001 Performance Cycle of the Long-term Incentive Program under the 1997 Incentive Plan. In order to receive these awards, the participants were required to place shares of stock, of which at least one-half were required to be newly acquired shares, on deposit with the Company. For each share of stock placed on deposit, the participant received up to two shares of time-based restricted stock, and up to one and one-half shares of performance-based restricted stock. The time-based restricted stock granted in 1998 will vest in 25 percent installments at the end of each year from 1998 to 2001, and the 1999 grants will vest in one-third installments at the end of each year from 1999 to 2001. The performance-based restricted stock will be earned any time after June 30, 1999, that the Company's return on equity ("ROE") over the prior five calendar quarters meets the goals set by the executive compensation committee. This performance-based restricted stock will be forfeited if the ROE goals are not achieved. During 1999, the first ROE target was achieved and a related percentage of performance-based restricted stock vested.





                              -56-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

11. Stock Option and Award Plans, Continued

      Information about restricted stock and stock units is shown below:
                                   1999     1998        1997
                                   ----     ----        ----
Outstanding grants January 1     228,958    64,690    47,502
New shares granted                78,930   203,811    63,000
Converted performance shares           -         -     9,067
Shares forfeited                  (3,845)   (3,455)     (535)
Shares vested                   (123,771)  (36,088)  (54,344)
                                 -------   -------   -------
Outstanding grants December 31   180,272   228,958    64,690
                                 =======   =======   =======
Performance Shares

     During 1996, the executive compensation committee of the board of directors granted incentive opportunities and performance shares to the Company's officers and certain managers for the 1996-2000 Performance Cycle of the Long-term Incentive Program under the 1993 Incentive Plan. During 1999, due to the contribution of the Tissue business to the Tissue JV, the compensation committee replaced a portion of the potential incentive opportunity for the 1996-2000 Performance Cycle with additional performance shares. A portion of the performance shares were earned and converted to restricted stock in 1997 when Chesapeake's common stock price exceeded $35.00 per share, and additional amounts will be earned when the price equals or exceeds each $5.00 per share increment in excess thereof up to $60.00 per share.

Information about performance shares is shown below:

                                   1999     1998       1997
                                   ----     ----       ----
Outstanding grants January 1      57,800    79,308   95,448
New shares granted                43,600         -    6,550
Shares forfeited                  (1,015)  (21,508) (13,623)
Shares converted to restricted
 stock units                           -         -   (9,067)
                                 -------   -------  -------
Outstanding grants December 31   100,385    57,800   79,308
                                 =======   =======  =======
Stock Purchase Plans

     The Company has stock purchase plans for certain eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased based on participant and Company contributions. At December 31, 1999, 843,455 shares remain available for issuance under these plans.
                              -57-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

11. Stock Option and Award Plans, Continued

401(k) Savings Plans

     The Company also sponsors, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, pre-tax savings programs for eligible salaried and hourly employees. Participants' contributions are matched up to designated contribution levels by the Company. Contributions are invested in several investment options, which may include Chesapeake common stock, as selected by the participating employee. At December 31, 1999, 300,000 shares of Chesapeake common stock are reserved for issuance under these programs.

     The charges to income for all stock option and award plans approximated $8.2 million in 1999, $6.1 million in 1998, and $3.7 million in 1997.

12. Supplemental Balance Sheet and Cash Flow Information

Balance Sheet Information
(in millions)                               1999          1998
                                            ----          ----
     Accrued expenses:
     Compensation and employee benefits     $ 44.3       $ 45.6
     Restructuring                            19.4          8.8
     Interest                                  6.6          5.9
     Other                                    41.3         27.4
                                            ------       ------
          Totals                            $111.6       $ 87.7
                                            ======       ======
Cash Flow Information
(in millions)                           1999      1998     1997
                                        ----      ----     ----
Cash paid for:
Interest, net                           $35.3     $24.8   $23.1
Income taxes, net of refunds             50.6      19.3    92.4

Supplemental investing and
   financing non-cash transactions:
Issuance of common stock
   for employee benefit plans            $2.7      $3.6    $5.0
Dividends declared not paid               3.9       4.7     4.3
Real estate transactions                  0.3         -     0.5
Assets obtained by capital lease            -       4.5       -





                              -58-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

13. Commitments and Contingencies

Lease Obligations

     The Company leases certain assets (principally manufacturing, office space, transportation, and information processing equipment) generally for three- to five-year terms. Rental expense for operating leases totaled $21.8 million for 1999, $16.5 million for 1998, and $15.3 million for 1997. As of December 31, 1999, aggregate minimum rental payments in future years on noncancelable operating leases approximated $38.1 million. The amounts applying to future years are: 2000, $10.4 million; 2001, $8.0 million; 2002, $6.0 million; 2003, $5.1 million; 2004, $4.0 million; and thereafter, $4.6 million.

Legal and Environmental Matters

     WT has been identified by the federal government and the State of Wisconsin as a potentially responsible party with respect to possible natural resource damages and Superfund liability in the Fox River and Green Bay System. Pursuant to the Joint Venture Agreement for the Tissue JV, the Company has retained liability for, and the third party indemnity rights associated with, the discharge of PCBs and other hazardous materials in the Fox River and Green Bay System.

     The Company may have an indemnification obligation to St. Laurent (see Note 2) with regard to notices of alleged environmental violations issued by the United States Environmental Protection Agency ("EPA") and the Virginia Department of Environmental Quality ("DEQ") in April 1999. The Company's indemnification obligation with respect to such matters is capped at $50.0 million and, in certain circumstances, is subject to a $2.0 million deductible. The Company and St. Laurent have jointly responded to and are defending against the matters alleged in the notice of violations, and have presented an initial settlement offer, consisting primarily of engineering measures, to the EPA and DEQ. The ultimate cost, if any, to the Company relating to the alleged environmental violations cannot be determined with certainty at this time due to the absence of a determination that any violations of applicable laws occurred and, if any violations are ultimately found to have occurred, a determination of (i) any required remediation costs and penalties subsequent to negotiation with the EPA and DEQ, and (ii) whether St. Laurent would be entitled to indemnification from the Company.




                              -59-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

13. Commitments and Contingencies, Continued

     The Company is a party to various other legal actions, which are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, the Company believes the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

14. Subsequent Events

     On November 26, 1999, Chesapeake entered into a stock purchase agreement with an institutional investor of Shorewood Packaging Corporation ("Shorewood"), pursuant to which the institutional investor agreed to sell to Chesapeake approximately
4.1 million Shorewood common shares, representing approximately
14.9 percent of Shorewood's outstanding common shares, at a purchase price of $17.25 per share, or approximately $70.8 million (subject to adjustment in the event Shorewood is acquired by Chesapeake or a third party to reflect one-half of the excess of the third-party purchase price over $17.25 per share). The closing of the transaction occurred on February 25, 2000. On December 3, 1999, the Company commenced a tender offer for the remaining outstanding Shorewood common shares. On February 17, 2000, Shorewood announced that it had reached a definitive agreement to be acquired by International Paper Co. at a price of $21.00 per share. Chesapeake subsequently announced that it would permit its tender offer to expire, while reserving its right to renew its efforts to acquire Shorewood if circumstances warranted. The Company expects that its net profit on the sale of the Shorewood shares purchased from the institutional investor will substantially offset the transaction expenses incurred in connection with Chesapeake's attempt to acquire Shorewood.

     On February 18, 2000, the Company completed the formation of a joint venture with G-P, in which the two companies combined their litho-laminated graphic packaging businesses.

     On February 23, 2000, Chesapeake terminated its effort to enter into a $1.075 billion senior credit facility (commitment for which it had obtained in connection with its efforts to acquire Shorewood), and entered into a six-month $250 million senior credit facility to satisfy short-term liquidity requirements. Pricing on the facility is initially at 200 points over LIBOR, with a nominal facility fee to be paid on the unused amount. The facility has customary covenants, including debt and capital spending limits, a minimum net worth requirement, and a




                              -60-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

14. Subsequent Events, Continued

$20 million annual limitation on dividend payments. Chesapeake's obligations under this facility are secured by a pledge of the stock of its principal UK subsidiaries. The Company expects to enter into a replacement long-term credit facility prior to the expiration of the six-month senior credit facility.

     On February 24, 2000, Chesapeake completed the acquisition of substantially all of the outstanding shares of Boxmore International PLC ("Boxmore"), a leading European specialty packaging company, headquartered in Belfast, Northern Ireland. Boxmore is a manufacturer, distributor and seller of specialty folding carton and plastic packaging products for pharmaceutical and healthcare, food and beverage, and agro-chemical businesses. The acquisition was funded through available cash and is valued at approximately $377.0 million, including the assumption of $64.0 million of debt.

15. Business Segment Information

     During 1999, Chesapeake conducted its business in four segments. The Company's Merchandising and Specialty Packaging segment produces and sells point-of-sale displays, graphic packaging, and corrugated shipping containers. The European Specialty Packaging segment, which is comprised of the Field Group operations, produces folding cartons and plastic packaging products for food/consumer and pharmaceutical/healthcare companies. The results of operations of Field Group are included in the consolidated segment results since March 18, 1999, the acquisition date (see Note 2). The Company's Tissue segment was composed of the commercial and industrial tissue operations of Wisconsin Tissue and Wisconsin Tissue de Mexico, which were contributed to the Tissue JV effective October 3, 1999 (see Note
2). The Forest Products/Land Development segment manages the Company's timberlands and real estate holdings (see Note 2). General corporate expenses are shown as Corporate.

     Segments are determined by the "management approach" as described in SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which the Company adopted in 1998. Management assesses operations based on earnings before interest and taxes ("EBIT") derived from similar groupings of products and services. In line with management's assessment of performance, gain on the sale of businesses and restructuring/special charges are excluded from operating income.

     Certain businesses that have the same or similar products, production processes, customers, performance expectations, or other economic characteristics have been aggregated for segment presentation.
                              -61-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

15. Business Segment Information, Continued

     Intersegment sales not included in the following table are: the divested Kraft Products business sales to Specialty Packaging of $6.9 million in 1997; and the Forest Products/Land Development segment sales to the divested Kraft Products business of $22.7 million in 1997. There were no intersegment sales in 1999 and 1998. No one customer represented more than 10 percent of total net sales. Net sales are attributed to geographic areas based on the location of the segments geographically managed operations. Segment identifiable assets are those that are directly used in segment operations. Timberlands and real estate are included in the Forest Products/Land Development segment. Corporate assets are cash, certain nontrade receivables, and other assets. Long-lived assets are primarily property, plant and equipment, real estate held for development and goodwill.

Financial information by business segment:
(in millions)                           1999    1998      1997
                                        ----    ----      ----
Net sales:
   Merchandising and Specialty      $  486.6  $472.3  $  416.8
     Packaging
   European Specialty Packaging        312.9       -         -
   Tissue                              319.6   433.3     410.7
   Forest Products/Land Development     42.9    44.8      38.0
   Kraft Products                          -       -     155.5
                                    --------  ------  --------
Consolidated net sales              $1,162.0  $950.4  $1,021.0
                                    ========  ======  ========
EBIT (Earnings before interest
   and taxes):
   Merchandising and Specialty        $ 11.9   $13.3     $ 5.4
      Packaging
   European Specialty Packaging         26.6       -         -
   Tissue                               51.1    69.6      55.8
   Forest Products/Land Development     16.4    16.3      12.6
   Kraft Products                          -       -     (14.3)
   Corporate                           (18.1)  (12.7)    (19.7)
                                     -------  ------   -------
                                        87.9    86.5      39.8
   Gain on sale of businesses          413.7       -      86.3
   Restructuring/special charges       (38.0)  (11.8)    (18.9)
                                     -------  ------  --------
   Income before interest, taxes,
   cumulative effect of accounting
   change, and extraordinary item     $463.6  $ 74.7  $  107.2
                                     =======  ======  ========



                              -62-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

15. Business Segment Information, Continued

Identifiable assets:
   Merchandising and Specialty
      Packaging                     $  384.1  $330.6    $275.6
   European Specialty Packaging        549.3       -         -
   Tissue                                  -   447.6     453.9
   Forest Products/Land Development     34.1   121.4      94.1
   Corporate                           405.7    79.8      98.3
                                    --------  ------  --------
      Consolidated assets           $1,373.2  $979.4  $  921.9
                                    ========  ======  ========

Capital expenditures:
   Merchandising and Specialty
      Packaging                        $24.3   $34.5     $14.6
   European Specialty Packaging         23.5       -         -
   Tissue                               19.5    26.4      44.1
   Forest Products/Land Development      3.1     7.8       4.7
   Kraft Products                          -       -       4.3
   Corporate                            12.0     4.6       0.5
                                    --------  ------  --------
      Totals                           $82.4  $ 73.3  $   68.2
                                    ========  ======  ========
Depreciation, amortization and
 cost of timber harvested:
   Merchandising and Specialty
      Packaging                        $25.9   $21.8     $21.0
   European Specialty Packaging         26.2       -         -
   Tissue                               24.9    35.5      33.0
   Forest Products/Land Development      2.1     3.6       2.6
   Kraft Products                          -       -      17.5
   Corporate                             2.1     1.4       1.7
                                    --------  ------  --------
      Totals                           $81.2  $ 62.3  $   75.8
                                    ========  ======  ========
Geographic information:
Net sales:
   United States                      $751.4  $856.3  $  931.8
   United Kingdom                      239.2       -         -
   Other                               171.4    94.1      89.2
                                    --------  ------  --------
      Total                         $1,162.0  $950.4  $1,021.0
                                    ========  ======  ========







                              -63-
             CHESAPEAKE CORPORATION AND SUBSIDIARIES
      Notes to Consolidated Financial Statements, Continued

15. Business Segment Information, Continued

Long-lived assets:
   United States                      $322.4  $636.0  $  585.1
   United Kingdom                      336.1       -         -
   Other                               103.8    30.0      28.5
                                    --------  ------  --------
      Total                           $762.3  $666.0  $  613.6
                                    ========  ======  ========










































                              -64-
                    RECENT QUARTERLY RESULTS

                                          Income
                                           Before
                                         Cumulative
                                         Effect of
                        Net      Gross   Accounting   Net
Quarter                Sales     Profit    Change    Income
------------------------------------------------------------
(dollar amounts in millions except per share amounts)
------------------------------------------------------------
1998:
 First(a)             $  216.8    $ 49.3    $  8.0    $ 21.3
 Second                  237.0      52.0      10.6      10.6
 Third                   260.7      59.2      13.2      13.2
 Fourth(b)               235.9      57.1       2.2       2.2
                      --------    ------    ------    ------
 Year(a,b)            $  950.4    $217.6    $ 34.0    $ 47.3
                      ========    ======    ======    ======

1999:
 First                $  239.1    $ 53.1    $  8.5    $  8.5
 Second                  327.5      69.0       8.4       8.4
 Third(c)                350.2      80.0      65.8      65.8
 Fourth(d)(e)            245.2      52.7     168.1     168.1
                      --------    ------    ------    ------
 Year(c,d,e)          $1,162.0    $254.8    $250.8    $250.8
                      ========    ======    ======    ======

























                              -65-
               RECENT QUARTERLY RESULTS, CONTINUED

                                Per Share
           ----------------------------------------------------
             Income Before
           Cumulative Effect
             of Accounting
                 Change       Net Income  Dividends Stock Price
Quarter      Basic Diluted  Basic Diluted Declared   High  Low
----------------------------------------------------------------
(dollar amounts in millions except per share amounts)
----------------------------------------------------------------
1998:
 First(a)   $ 0.38  $ 0.37 $ 1.00  $ 0.99   $0.20  $35.63 $31.75
 Second       0.50    0.49   0.50    0.49    0.20   39.13  33.63
 Third        0.62    0.61   0.62    0.61    0.20   41.75  32.06
 Fourth(b)    0.10    0.10   0.10    0.10    0.22   36.88  32.75
                                            -----
 Year(a,b)  $ 1.60  $ 1.57 $ 2.23  $ 2.19   $0.82
                                            =====
1999:
 First      $ 0.40   $0.39  $0.40   $0.39   $0.22  $37.88 $25.75
 Second       0.39    0.39   0.39    0.39    0.22   38.63  26.38
 Third(c)     3.21    3.16   3.21    3.16    0.22   37.50  29.19
 Fourth(d,e)  9.66    9.50   9.66    9.50    0.22   34.44  27.38
                                            -----
 Year(c,d,e)$12.48  $12.29 $12.48  $12.29   $0.88
                                           ======

(a) Includes an after-tax gain of $13.3 million, or $.62 per diluted share, on the cumulative effect of a change in accounting for certain timber reforestation costs that were previously expensed.

(b) Includes an after-tax restructuring charge of $8.8 million, or $.41 per diluted share.

(c) Includes an after-tax gain on the sale of the building products business and approximately 278,000 acres of timberland, net of a revision of estimated costs associated with the 1997 sale of the kraft products business segment, of $51.7 million, or $2.52 and $2.48 per basic and diluted share for the third quarter, respectively, and $2.57 and $2.53 per basic and diluted share for the year, respectively.

(d) Includes an after-tax gain primarily related to the contribution of the tissue segment to the Georgia-Pacific tissue joint venture of $190.3 million, or $10.94 and $10.75 per basic and diluted share for the fourth quarter, respectively, and $9.47 and $9.33 per basic and diluted share for the year, respectively.

(e) Includes an after-tax restructuring/special items charges of $29.2 million, $1.64 per diluted share for the quarter or $1.43 per diluted share for the year.
                              -66-
                      REPORT OF MANAGEMENT

     Chesapeake Corporation is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based on informed judgments and estimates made by management.

     To fulfill its responsibilities, Chesapeake maintains and continues to refine a system of internal accounting controls. This system provides reasonable, but not absolute, assurance at appropriate cost that the Company's assets are safeguarded, transactions are executed in accordance with proper management authorization, and the financial records are reliable for the preparation of financial statements. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed related benefits. Chesapeake's internal controls system is supported by written policies and procedures, the Company's internal audit function, and the selection and training of qualified personnel. Chesapeake's financial managers are responsible for implementing effective internal control systems and monitoring their effectiveness.

     As indicated in the report from our independent accountants, PricewaterhouseCoopers LLP performs an annual audit of Chesapeake's consolidated financial statements for the purpose of determining that the statements are presented fairly, in all material respects, in conformity with generally accepted accounting principles. The independent accountants are appointed annually by Chesapeake's board of directors based upon a recommendation by the audit committee.

     The audit committee of the board of directors, on behalf of the Company's stockholders, oversees management's financial reporting responsibilities. The audit committee is composed solely of outside directors, and meets periodically with the Company's management, internal auditors and independent accountants to review internal accounting controls and financial reporting practices and the nature, extent, and results of audit efforts. The independent accountants and the internal auditors have direct and independent access to the audit committee and senior management.

/s/ Thomas H. Johnson              /s/ William T. Tolley
---------------------              ---------------------
Thomas H. Johnson                       William T. Tolley
President &                             Senior Vice President-
Chief Executive Officer                 Finance & Chief Financial
                                        Officer

January 28, 2000

                              -67-
                REPORT OF INDEPENDENT ACCOUNTANTS




To the Stockholders and Board of Directors
Chesapeake Corporation:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows, and of changes in stockholders' equity present fairly, in all material respects, the financial position of Chesapeake Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain timber reforestation costs in 1998.





                                   /s/ PricewaterhouseCoopers LLP
                                   -----------------------------
                                   PricewaterhouseCoopers LLP





Richmond, Virginia
January 28, 2000, except as to information in Notes 6 and 14, for which the date is February 25, 2000



                              -68-
FIVE-YEAR COMPARATIVE RECORD
(Dollar amounts in millions, except per share data)

                          1999(2)  1998(3) 1997(4)    1996     1995
                           ------  ------   -----     ----   ------
Operating Results
  Net sales              $1,162.0   $950.4$1,021.0$1,158.6 $1,233.7
  Net costs and expenses
   except depreciation,
   cost of timber
   harvested, and
   interest expense         624.4    816.0   841.5   990.5    987.7
  Depreciation and cost
   of timber harvested       74.0     59.7    72.3    87.1     73.6
  Interest expense, net      30.4     18.9    22.0    33.9     30.8

  Income before taxes,
   extraordinary item, and
   cumulative effect of
   accounting changes       433.2     55.8    85.2    47.1    141.6
  Income taxes              182.4     21.8    34.3    17.0     48.2
  Income before
   extraordinary item and
   cumulative effect of
   accounting changes       250.8     34.0    50.9    30.1     93.4
  Extraordinary item, net
   of income taxes              -        -    (2.3)      -        -
  Cumulative effect of
   accounting changes, net
   of income taxes              -     13.3       -       -        -
  Net income                250.8     47.3    48.6    30.1     93.4
  Cash dividends declared
   on common stock           17.0     17.5    18.3    18.8     18.6
  Net cash (used in)
   provided by operating
   activities                (8.1)    90.4  (31.4)   131.2    143.7
  Percent of recurring
   Income(1)
   To net sales               3.3%     4.8%   1.2%    2.6%      7.6%
   To stockholders'equity     8.6     10.1     2.7     6.4     23.7
   To total assets            2.8      4.6     1.0     2.6      9.2
                           ------    -----   -----   -----    -----
Common Stock
  Number of stockholders
   of record at year-end    6,369    6,741   6,564   7,567    7,456
  Shares outstanding at
   Year-end (`000s)        17,509   21,439 21,330   23,398   23,792
  Per Share
  Basic earnings before
     extraordinary item and
    cumulative effect of
    accounting changes    $ 12.48  $  1.60 $  2.20 $  1.28  $  3.92
  Basic earnings            12.48     2.23    2.10    1.28     3.92
  Diluted earnings before
     extraordinary item and
    cumulative effect of
    accounting changes    $ 12.29  $  1.57 $  2.18 $  1.27  $  3.88
  Diluted earnings          12.29     2.19    2.08    1.27     3.88
  Dividends declared          .88      .82     .80     .80      .78
  Year-end stockholders'
  Equity                    31.53    20.71   19.84   20.05    19.68

Financial Position at Year-end
  Working capital         $ 291.0  $ 155.8 $ 166.0 $ 161.3  $ 142.3
  Property, plant and
   Equipment, net           355.7    543.2   508.3   863.5    780.9
  Total assets            1,373.2    979.4   921.9 1,290.2  1,146.3
  Total capital             992.4    788.0   754.7 1,095.4    980.5
   Long-term debt           224.4    270.4   264.3   499.4    393.6
   Deferred income taxes    216.3     74.3    67.3   126.9    118.6
   Stockholders' equity     551.7    443.3   423.1   469.1    468.3
  Percent of long-term debt
    To total capital         22.6%    34.3%   35.0%   45.6%    40.1%
    To stockholders'
     Equity                  40.7     61.0    62.5   106.5     84.0

Additional Data
  Capital expenditures and
    acquisitions          $ 498.5  $  91.4 $  68.2 $ 176.0  $ 227.4
  Number of employees at
    year-end                6,616    5,557   5,184   6,914    5,305
                              -69-
Notes to Five-Year Comparative Record:

Accounting policies are stated in the Notes to Consolidated Financial Statements. Percent of income before cumulative effect of accounting changes information is calculated using beginning of year and acquisition amounts where appropriate. Additional information that may affect the comparability of the information in the Five Year Comparative Record is set forth under the captions "Nonrecurring Items," "Restructuring" and "Acquisitions" in Management's Discussion and Analysis of Financial Position and Results or Operations.

1. Recurring income is defined as income before gain on sale of businesses, restructuring/special charges, extraordinary item, and cumulative effect of accounting change.

2. Includes after-tax restructuring/special charges of $29.2 million, or $1.43 per diluted share, and an after-tax gain on the sale of businesses of $242.0 million, or $11.86 per diluted share.

3. Includes an after-tax restructuring charge of $8.8 million, or $0.41 per diluted share, and an after-tax gain on the cumulative effect of an accounting change of $13.3 million, or $0.62 per diluted share.

4. Includes an after-tax gain of $49.1 million, or $2.07 per diluted share, on the sale of the Kraft Products segment to St. Laurent (U.S.), and after-tax restructuring/special charges of $10.8 million, or $0.45 per diluted share.
























                              -70-
OPERATING LOCATIONS

EUROPEAN SPECIALTY PACKAGING

Field Group plc
Belgium - Bornem, Ghent; England - Bedford, Bourne, Bradford, Newcastle, Nottingham, Old Amersham, Portsmouth*, Tewkesbury, Thatcham, Yatton; France - Angouleme, Avallon, Bordeaux*, Ezy sur Eure, Migennes, St. Pierre des Corps, Ussel*; Republic of Ireland
- Dublin*, Westport; Netherlands - Oss; Scotland - Bellshill, East Kilbride; Spain - Madrid*

Boxmore International PLC
Belgium - Brussels; China - Kunshan; England - Crewe*,
Greenford*, Leicester, Loughborough, Southampton; France - Paris,
St. Etienne; Germany - Frankfurt*; Republic of Ireland - Cavan,
Limerick; Northern Ireland - Belfast, Lisburn*, Lurgan; South
Africa - Harrismith*; Wales - Wrexham

CORPORATE HEADQUARTERS
1021 East Cary Street, Box 2350
Richmond, Virginia 23218-2350*
(804) 697-1000
www.cskcorp.com

MERCHANDISING & SPECIALTY PACKAGING

Chesapeake Display & Packaging Company
California - Visalia*; Canada - Toronto, Ontario; China - Hong Kong*; England - Leicester; France - Migennes, Noisy-le-Grand*, Paris*, Rosny sous Bois*; Indiana - Richmond; Iowa - Marion; Kentucky - Erlanger; Mississippi - Pelahatchie; New Jersey - Cinnaminson*; New York - Mount Vernon*; North Carolina - Rural Hall*, Winston-Salem; Ohio - Cincinnati*

Chesapeake Packaging Co.
Colorado - Denver*; Indiana - St. Anthony; Kentucky - Louisville;
New York - Binghamton, Buffalo, Scotia, Utica; Ohio - Madison;
Pennsylvania - Scranton; Virginia- Richmond*

LAND DEVELOPMENT

Delmarva Properties, Inc.: Virginia - Richmond*
Stonehouse Inc.: Virginia - Williamsburg*

SHARED SERVICES
Virginia - Richmond*


*leased real property




                              -71-