Form 10-K405, Exhibit 13
period 2000-12-31
CHESAPEAKE CORP /VA/
filed 2001-03-16
CIK 19731

Chesapeake Corporation 2000 Annual Report

 Business Segment Highlights

The following tables set forth net sales and earnings before interest and taxes and nonrecurring items ("EBIT"), by continuing business segment. The pro forma information (unaudited) is presented as if all 2000, 1999 and 1998 acquisitions and dispositions had occurred as of the beginning of the periods presented.

(in millions)	As Reported		Pro Forma

2000

	Net Sales	EBIT	Net Sales	EBIT
Paperboard Packaging
	$547.1	$50.7	$678.3	$62.5
Plastic Packaging
	86.4	7.2	101.8	7.5
Forest Products/Land Development	21.2	15.5	21.2	15.5
Corporate/Other	-	(17.4)	-	(17.4)
Total Continuing Operations	$654.7	$56.0	$801.3	$68.1

1999

Paperboard Packaging
	$353.8	$25.5	$699.8	$53.7
Plastic Packaging
	-	-	91.1	7.0
Forest Products/Land Development	42.9	16.4	18.3	12.9
Corporate/Other	-	(18.3)	-	(18.3)
Total Continuing Operations	$396.7	$23.6	$809.2	$55.3

1998

Paperboard Packaging
	$44.5	$(2.1)	$677.1	$46.3
Plastic Packaging
	-	-	85.9	3.7
Forest Products/Land Development	44.8	16.3	7.2	7.1
Corporate/Other	-	(12.7)	-	(12.7)
Total Continuing Operations	$89.3	$1.5	$770.2	$44.4

Graph:

Pro Forma Net Sales by Segment (millions of $)

	2000	1999	1998
Paperboard Packaging
	678.3	699.8	677.1
Plastic Packaging
	101.8	91.1	85.9
Forest Products/Land Development	21.2	18.3	7.2
Total
	801.3	809.2	770.2
Graph:

Pro Forma EBIT by Segment (millions of $)

	2000	1999	1998
Paperboard Packaging
	62.5	53.7	46.3
Plastic Packaging
	7.5	7.0	3.7
Forest Products/Land Development	15.5	12.9	7.1
Corporate/Other	(17.4)	(18.3)	(12.7)
Total
	68.1	55.3	44.4
Graph:

Pro Forma EBITDA by Segment (millions of $)

	2000	1999	1998
Paperboard Packaging
	113.0	107.8	94.6
Plastic Packaging
	18.4	18.9	14.9
Forest Products/Land Development	15.6	12.9	7.1
Corporate/Other	(15.9)	(16.2)	(11.3)
Total	131.1	123.4	105.3

Chesapeake Corporation 2000 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Chesapeake's Business

During 2000, Chesapeake Corporation (the "Company" or "Chesapeake") accelerated the implementation of its strategy of transforming the Company from a United States-based paper and forest products manufacturer to a global supplier of specialty packaging. This strategic shift has resulted in substantial changes in the business portfolio through acquisitions and divestitures of businesses and restructuring of operations. In January 2001, the Company announced its plan to sell the principal businesses included in its former Merchandising and Specialty Packaging segment and an agreement to sell the remainder of its former Tissue segment, consisting of a 5 percent equity interest in Georgia- Pacific Tissue, LLC (the "Tissue JV") to Georgia- Pacific Corporation. The sale of the Tissue JV interest was completed on March 2, 2001. Accordingly, these segments are now accounted for as discontinued operations (see "Discontinued Operations"). The Company has restated its results of operations for prior periods for this presentation. The Company's continuing operations, located primarily in Europe, are in three industry segments: Paperboard Packaging, which includes Field Group plc ("Field Group"), the paperboard packaging operations of Boxmore International PLC ("Boxmore"), Green Printing Company, Inc. ("Green Printing") and First Carton Group Limited ("First Carton"); Plastic Packaging, which includes the plastic packaging operations of Boxmore; and Forest Products/ Land Development. The businesses comprising these segments and the impact of acquisition and divestiture activity are described hereafter. Earnings per share amounts throughout this discussion are calculated on a diluted basis.

Earnings Overview

The Company reported net (loss) income of $(67.3) million, or $(4.20) per share, for 2000; $250.8 million, or $12.29 per share, for 1999; and $47. 3 million, or $2.23 per share, for 1998. The net (loss) income for these periods has the following components:

2000

			1999		1998
(in millions, except per share data)
	Amount	Per Share	Amount	Per Share	Amount	Per Share
Income (loss) from continuing operations	$ 11.2	$ 0.70	$ 46.1	$ 2.26	$ (2.4)	$(0.11)
Discontinued operations:
(Loss) income from discontinued operations	(33.4)	(2.09)	10.6	0.52	36.4	1.71
(Loss) gain on disposal of discontinued operations	(43.6)	(2.72)	194.1	9.51	-	-
Cumulative effect of accounting change	-	-	-	-	13.3	0.63
Extraordinary item	(1.5)	(0.09)	-	-	-	-
Net (loss) income	$(67.3)	$(4.20)	$250.8	$12.29	$47.3	$ 2.23

Discontinued Operations

The Company has decided to sell the principal businesses included in its former Merchandising and Specialty Packaging segment and has sold its 5 percent equity interest in the Tissue JV, which comprised the remainder of the former Tissue segment. Accordingly, these segments have been accounted for as discontinued operations (see Note 3 to the Consolidated Financial Statements for further detail on discontinued operations). The sale of the Tissue JV interest was completed on March 2, 2001. The Company anticipates that the remaining divestitures will be completed during the second quarter of 2001.

Revenue for the discontinued operations was $407.4 million, $765.3 million and $861.1 million for 2000, 1999 and 1998, respectively. The (loss) income from discontinued operations was $(33.4) million, $10.6 million and $36.4 million for 2000, 1999 and 1998, respectively. The decline in sales and operating margins for 2000 compared to 1999 was the result of lower sales volumes and operating margins in the former Merchandising and Specialty Packaging segment in 2000 and lower Tissue segment income after the contribution of the Company's tissue operations to the Tissue JV at the beginning of the fourth quarter 1999. The decline in sales and operating margins for 1999 compared to 1998 was due to the inclusion of a full year of operating results for the former Tissue segment in 1998 versus nine months of operating results in 1999 and increased costs in 1999 due to "Y2K" expenditures.

In 2000, the Company recorded an estimated net loss of $43.6 million after taxes on the disposition of its discontinued operations, which included an asset valuation loss of $36.6 million related to net assets held for sale, charges of $9.4 million for severance and other exit costs, estimated holding period operating losses of $14.1 million and a tax benefit of $16.5 million. The Company intends to use the cash proceeds from the sale of its discontinued operations to reduce long-term debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

In 1999, the gain on disposal of discontinued operations of $194.1 million after taxes related to the contribution of the Tissue segment assets to the Tissue JV.

Accounting Change and Extraordinary Item

The 2000 results include an after-tax charge of $1.5 million for the early extinguishment of debt.

The 1998 results include an after-tax gain of $13.3 million, resulting from a change in accounting policy to capitalize certain timber reforestation costs that were previously expensed. The Company believed this policy was preferable because it achieved better matching of reforestation costs with the revenues realized from the eventual harvesting of the timber.

Continuing Operations

Management evaluates the Company's financial performance on a continuing operations basis by excluding the financial results of restructuring and other special charges and gains or losses on sales of businesses. The term "income from continuing operations before nonrecurring items" excludes those adjustments and will be used throughout the following discussion.

Nonrecurring Items

Nonrecurring items affecting the results of continuing operations in 2000, 1999 and 1998 include:

  In 2000, the Company incurred net costs of $2.6 million including expenses associated with the offer to acquire Shorewood Packaging Corporation ("Shorewood") offset by a gain on Chesapeake's sale of 4.1 million shares of Shorewood common stock and a related tax benefit when the offer expired, which in total had no resulting impact on net income from continuing operations on an after- tax basis. The year 2000 also included restructuring costs of $7.7 million ($4.7 million after taxes, see "Restructuring/Special Charges").
  In 1999, results included an after-tax gain of $48.0 million, or $2.35 per share, for the sales of businesses, which included the sale of the Company's Building Products business and approximately 278,000 acres of timberland. The year 1999 also included restructuring and other special charges of $27.7 million ($20.1 million after taxes, see "Restructuring/Special Charges").
  In 1998, the Company recorded restructuring costs of $3.2 million after taxes for severance and exit costs related to its French packaging operations.

Restructuring/Special Charges

Additional details on the restructuring programs for 2000 and 1999 are as follows:

2000

During 2000, the Company recorded restructuring/special charges before income taxes of $7.7 million ($4.7 million after taxes) which consisted of defense fees incurred to respond to an unsolicited proposal by Shorewood to acquire Chesapeake, and severance and exit costs associated with the closure of one of its paperboard packaging facilities in the United Kingdom. The facility to be closed was redundant after the acquisition of First Carton. Severance costs included planned work force reductions of approximately 160 employees, which were partially offset by a pension termination benefit. The following table sets forth the details of the Company's restructuring/special charges recognized in 2000:

(in millions)	Paperboard Packaging	Corporate	Total
2000 provision:
Defense fees	$ -	$5.1	$5.1
Employment reduction	1.9	-	1.9
Facility closure	0.7	-	0.7
	$2.6	$5.1	$7.7

The Company anticipates that future savings of $2.8 million per year will be achieved through the closure of the paperboard packaging facility, described above.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

1999

In the fourth quarter of 1999, the Company recognized $38.0 million before taxes for restructuring/special charges. Of these charges, $27.7 million ($20.1 million after taxes) related to continuing operations.

The 1999 restructuring program for continuing operations (i) eliminated redundant and overlapping positions in the Paperboard Packaging segment and the Corporate headquarters; (ii) recorded an impairment charge relating to the write-down of goodwill and other long-lived assets in the French packaging operations acquired in 1996; and (iii) recorded defense fees incurred to respond to an unsolicited proposal by Shorewood to acquire Chesapeake. At December 31, 2000, the restructuring liability established by the 1999 program was utilized as planned.

Results Of Operations

Overview

The following analysis of consolidated results highlights major year-to-year changes in the Company's income statement. More detail regarding these changes is found under the caption "Segment Review." Pro forma amounts reflect continuing operations after giving effect to all acquisitions and dispositions as if they had occurred at the beginning of the periods presented.

2000 vs. 1999

Sales: Chesapeake's 2000 net sales from continuing operations were $654.7 million, up 65 percent compared to 1999's net sales from continuing operations of $396.7 million, reflecting the additional sales from businesses acquired in 1999 and 2000. On a pro forma basis, net sales for 2000 were $801.3 million, down one percent from pro forma net sales of $809.2 million for 1999, primarily due to unfavorable foreign exchange translation rates, partially offset by volume growth. Excluding the impact of unfavorable foreign exchange translation rates, pro forma 2000 net sales were up 9 percent compared to pro forma 1999 net sales.

Income: Income from continuing operations in 2000 of $11. 2 million, or $0.70 per share, compared to 1999 income from continuing operations of $46.1 million, or $2.26 per share. Income from continuing operations before nonrecurring items was $15.9 million for 2000, compared to 1999 income from continuing operations before nonrecurring items of $18.2 million. The decrease in income from continuing operations before nonrecurring items was primarily the result of the impact of unfavorable exchange translation rates partly offset by the favorable impact of the acquisitions completed during 2000.

The operating margin from continuing operations in 2000 increased by more than two points compared to 1999 due to improvement in operating efficiencies.

Selling, general and administrative ("SG& A") expenses in 2000 increased $35.6 million, or 56 percent, compared to 1999, primarily due to the acquisitions of Boxmore, First Carton and Green Printing. However, SG& A expenses were slightly reduced as a percent of net sales from continuing operations in 2000 as compared to 1999, as the Company continued its focus on controlling overhead costs.

Earnings before interest and taxes ("EBIT") for 2000 from continuing operations before nonrecurring items increased to $56.0 million from $23.6 million in 1999, due primarily to the acquisitions of Boxmore, Green Printing and First Carton, offset, in part, by the impact of unfavorable foreign exchange translation rates. EBIT on a pro forma basis was $68.1 million for 2000 compared to $55.3 million for 1999, reflecting sales volume growth in the Paperboard Packaging segment and acquisition synergies offset, in part, by the negative impact of unfavorable foreign exchange translation rates.

Interest expense from continuing operations was $28.1 million in 2000, versus $0.4 million in 1999, due primarily to borrowings associated with the acquisitions completed in 2000.

Tax expense for 2000 included a $5.6 million tax benefit related to the transaction costs associated with the offer to acquire Shorewood and restructuring/special charges. Tax expense for 1999 included $32.9 million on the gain associated with the sale of the Building Products business and approximately 278,000 acres of timberland and a tax benefit of $7.6 million related to restructuring costs. The Company's effective income tax rate from continuing operations excluding these nonrecurring items was approximately 42.9 percent for 2000 compared to approximately 21.5 percent for 1999. The increase in the Company's effective income tax rate is primarily due to goodwill and other purchase accounting adjustments and to the change in the mix of businesses in continuing operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

1999 vs. 1998

Sales: Chesapeake's 1999 net sales from continuing operations were $396.7 million, up from 1998 net sales from continuing operations of $89.3 million, primarily due to additional businesses acquired in 1999. Net sales from continuing operations on a pro forma basis were $809.2 million in 1999, a 5 percent increase from pro forma net sales of $770.2 million in 1998, primarily due to increased volumes in pharmaceutical and healthcare packaging sales for both Field Group and Boxmore.

Income: Income from continuing operations in 1999 of $46.1 million, or $2.26 per share, compared to a 1998 loss from continuing operations of $2.4 million, or $0.11 per share. Income from continuing operations for 1999 before nonrecurring items was $18.2 million, up from net income before nonrecurring items of $0.8 million in 1998, due primarily to the acquisition of Field Group.

The operating margin from continuing operations in 1999 was similar to the operating margin for 1998.

 SG&A expenses from continuing operations in 1999 increased $36.8 million compared to 1998, primarily due to the acquisition of Field Group. However, SG&A expenses from continuing operations decreased as a percent of net sales in 1999, as corporate overhead was spread over a larger sales base.

EBIT for 1999 from continuing operations before nonrecurring items increased to $23.6 million from $1.5 million in 1998, due primarily to the acquisition of Field Group. EBIT on a pro forma basis was $55.3 million for 1999 compared to $44.4 million for 1998, due primarily to strong growth in pharmaceutical and healthcare packaging sales and improved operating efficiencies.

1999 net interest expense from continuing operations decreased by $0.7 million from 1998, due principally to the reduced level of debt in the fourth quarter of 1999.

The Company's income taxes increased to $30.2 million in 1999, from $0.4 million benefit in 1998, primarily due to the change in mix of businesses included in continuing operations and the sale of the Building Products business and timberland.

Segment Review

Paperboard Packaging

Chesapeake's Paperboard Packaging segment consists of Field Group, acquired in March 1999, the paper-based specialty packaging operations of Boxmore, acquired in February 2000, Green Printing, acquired in March 2000, and First Carton, acquired in October 2000. These operations have been consolidated since their respective acquisition dates. This segment specializes in the design and production of cartons, containers, printed leaflets and labels and is primarily focused on three end- use sectors: pharmaceutical and healthcare; international and premium branded products; and food and household. The pharmaceutical and healthcare division offers pan- European integrated manufacturing and distribution of cartons, labels and leaflets. The international and premium branded products division produces packaging and labels primarily for the beverage, tobacco and confectionery markets. The food and household division produces packaging primarily for multinational consumer products companies.

2000 vs. 1999

Net sales for 2000 increased by $193.3 million, or 55 percent, over 1999, due to the acquisitions in 2000 of the paperboard packaging businesses of Boxmore, First Carton and Green Printing. On a pro forma basis, net sales were down $21. 5 million, or 3 percent, for 2000 versus pro forma results for 1999. The decrease in pro forma net sales was due primarily to the impact of unfavorable foreign exchange translation rates and lower food and household packaging volumes, which were partially offset by strong tobacco packaging volumes. Excluding the impact of unfavorable foreign exchange translation rates, pro forma 2000 net sales were up 6 percent compared to pro forma 1999 net sales.

EBIT and operating margins for this segment for 2000 increased over 1999 largely due to the addition of the Boxmore paperboard packaging business and productivity improvements in the Field Group. On a pro forma basis, EBIT was up 16 percent for 2000 compared to 1999. The increase in pro forma EBIT was largely due to volume growth and productivity improvements offset, in part, by the impact of unfavorable foreign exchange translation rates.
(dollars in millions)	2000*	2000**	1999*	1999**	1998*	1998**
Net sales	$547.1	$678.3	$353.8	$699.8	$44.5	$677.1
EBIT	50.7	62.5	25.5	53.7	(2.1)	46.3
Operating Margin %	9.3%	9.2%	7.2%	7.7%	(4.7)%	6.8%
* As reported

** Pro forma

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

1999 vs. 1998

The Paperboard Packaging segment contributed $353.8 million of net sales and $25.5 million of EBIT in 1999, compared to 1998 net sales and an EBIT loss of $44.5 million and $2.1 million, respectively. The change in as reported sales and EBIT is due primarily to the acquisition of Field Group. Pro forma 1999 net sales were $699.8 million, compared to pro forma 1998 net sales of $677.1 million. On a pro forma basis, 1999 EBIT was $53.7 million compared to 1998 EBIT of $46.3 million. The pro forma net sales and EBIT increases were the result of lower volume and selling prices experienced late in 1998, particularly in Field Group's export businesses.

Plastic Packaging

The Plastic Packaging segment is comprised of the plastic-based packaging operations of Boxmore, which was acquired in February 2000. This segment serves three primary markets: pharmaceutical and healthcare, food and beverage and specialty chemical.

Net sales and EBIT for the segment were $86.4 million and $7.2 million for 2000, respectively. On a pro forma basis, net sales and EBIT were up approximately 12 percent and 7 percent, respectively, for 2000, compared to 1999. These improvements were generated from volume increases and improved production efficiencies, partially offset by the impact of unfavorable foreign exchange translation rates. Excluding the impact of unfavorable foreign exchange translation rates, pro forma 2000 net sales were up over 30 percent compared to pro forma 1999 net sales.

(dollars in millions)	2000*	2000**	1999**
Net sales	$86.4	$101.8	$91.1
EBIT	7.2	7.5	7.0
Operating Margin %	8.3%	7.4%	7.7%
* As reported

** Pro forma

Forest Products/Land Development

Chesapeake's Forest Products/Land Development segment consists of Delmarva Properties, Inc. and Stonehouse Inc. The Company markets land that it believes is more valuable when used as developed property than as timberland. The Company currently owns approximately 30,000 acres of land which it plans to monetize over the next few years. Land development sales consist of lot sales and the sale of bulk acreage which third parties develop for both residential and commercial uses. As part of the Company's strategy to divest cyclical businesses and monetize land holdings, during 1999 the Company disposed of its Building Products business, approximately 278,000 acres of timberland, and Stonehouse Inc.'s investment in a real estate development joint venture with Dominion Capital Inc.

2000 vs. 1999

Net sales and EBIT for 2000 were $21.2 million and $15.5 million, respectively, compared to 1999 net sales and EBIT of $42.9 million and $16.4 million, respectively. The fluctuations in sales and EBIT reflect the impact of the sale of 278,000 acres of the Company's timberland and its Building Products business in the third quarter of 1999, offset, in part, by increased bulk land sales.

(dollars in millions)	2000*	1999*	1998*
Net sales	$21.2	$42.9	$44.8
EBIT	15.5	16.4	16.3
Operating Margin %	73.1%	38.2%	36.4%
* As reported

1999 vs. 1998

Net sales for 1999 were $42.9 million, down 4 percent from 1998's net sales of $44.8 million, while EBIT of $16.4 million for 1999 was up one percent from 1998 EBIT, as higher margin bulk land sales were offset in part by the impact of the sale of 278,000 acres of timberland and the Building Products business in the third quarter of 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Liquidity and Capital Resources

Management assesses the Company's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Significant factors affecting the management of liquidity are cash flows from operating activities, capital expenditures, access to bank lines of credit and the Company's ability to attract long-term capital with satisfactory terms.

Capital Structure

Chesapeake uses financial markets worldwide for its financing needs. The Company is a party to various bank credit facilities, which are discussed in Note 7 to the Consolidated Financial Statements. These credit facilities give Chesapeake the financing flexibility it needs to satisfy anticipated future funding requirements.

Chesapeake's total capitalization (consisting of total debt net of cash, deferred tax liabilities and stockholders' equity) was $1,226.0 million at the end of 2000, compared to $777.1 million at the end of 1999. The year-end ratio of total debt net of cash to total capital was 53.1 percent for 2000, compared to 1.2 percent for 1999. The change in the ratio from 1999 to 2000 reflects the cash received from the sale of timberland and the Building Products business, the cash distribution received from the Tissue JV in 1999 and the use of cash to fund acquisitions and share purchases in 2000. Chesapeake's target long-term debt-to-total-capital ratio is in the range of 40 percent to 50 percent.

The Company paid cash dividends of $0.88 per share in 2000 and 1999, compared to dividends of $0.82 per share in 1998. In addition, during 2000, the Company purchased approximately 2.5 million shares of its common stock, or about 14 percent of the outstanding shares at December 31, 1999, for an average price of approximately $28.50 per share. The Company has substantially completed its share repurchase program as of December 31, 2000. At the end of 2000, the Company had 15.1 million shares outstanding. (See Note 11 to the Consolidated Financial Statements for more details on capital stock and additional paid-in capital.) Stockholders' equity at December 31, 2000, was $349.2 million, or $23.13 per share, down $8.40 per share compared to year-end 1999, primarily due to foreign exchange translation and 2000 operating losses from discontinued operations. The market price for Chesapeake's common stock ranged from a low of $16.75 per share to a high of $35.75 per share in 2000, with a year-end price of $20.56 per share.
Graph:
Capital Structure (millions of $)	2000	1999	1998
Stockholders' Equity	349.2	551.7	443.3
Deferred Taxes	226.2	216.3	74.3
Total Debt Net of Cash	650.6	9.1	213.8
Total	1,226.0	777.1	731.4

Graph:
Common Stock Price Range & Stockholders' Equity Per Share (dollars)	2000	1999	1998
Common Stock Price Range	16.75-35.75	25.75-38.63	31.75 - 41.75
Stockholders' Equity Per Share	23.13	31.53	20.71

Bank Facilities

On February 23, 2000, Chesapeake terminated a bank commitment to make available to the Company a $1.075 billion senior credit facility (which commitment had been obtained in connection with Chesapeake's efforts to acquire Shorewood), which resulted in an extraordinary charge of $1.5 million after taxes. On the same date, the Company entered into a six-month $250 million senior credit facility to satisfy short-term liquidity requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

On June 15, 2000, Chesapeake terminated its six-month $250 million senior credit facility and entered into a five-year $450 million senior credit facility, which has been subsequently amended. Interest accrues on the outstanding balance of the loan based upon Chesapeake's choice of the following rates: (i) an alternative base rate, which is equal to the higher of the administrative agent's base rate or the federal funds rate plus one-half of one percent, plus a margin determined by reference to the Company's leverage ratio; or (ii) LIBOR, based on U.S. dollars, British pounds or Euros, plus a margin, based on the Company's leverage ratio. The Company is required to pay a loan guarantee fee, which varies based on the Company's leverage ratio, on the outstanding loan note balance issued in connection with the Boxmore and First Carton acquisitions. In addition, the Company is required to pay a fee based on the total facility commitment and the Company's leverage ratio. The facility has customary covenants, including debt, stock repurchase, capital expenditure and acquisition limits, interest coverage, minimum EBITDA and a minimum net worth requirement. The facility is collateralized by a pledge of the inventory, receivables and intangible assets of the Company's U. S. subsidiaries, and the obligations of the Company's foreign subsidiaries under this facility are collateralized by a pledge of their stock.

During the third quarter of 2000, the Company determined that certain covenants in its $450 million bank credit facility relating to leverage and interest coverage needed to be addressed, primarily as a result of operating losses in the former Merchandising and Specialty Packaging segment. The Company received a waiver of these covenants for the fourth quarter of 2000. In February 2001, the bank credit facility was amended to change certain financial covenants for 2001. In addition, under the amended credit facility, any proceeds in excess of customary costs received by the Company from the sales of its discontinued operations, other than its interest in the Tissue JV, must be used to permanently reduce the credit facility by up to $200 million. The credit facility must be reduced to $250 million by June 30, 2001, in order to avoid more stringent covenants, including the suspension of dividend payments. The Company believes the amendment will have a favorable impact on interest rates, compared to the fourth quarter 2000 waiver period, if certain improved leverage ratios are achieved (which it expects to achieve by applying the proceeds from the planned sales of discontinued operations to reduce debt), and that adequate financial resources will be available to support anticipated long-term and short-term capital needs and commitments.

Credit Ratings

In the fourth quarter of 2000, Moody's Investor Services lowered its implied rating on Chesapeake senior debt from Ba1 to Ba2. The Company's senior debt rating from Standard & Poor's was lowered from BB+ to BB in January 2001.

Chesapeake's long-term financing strategy targets a capital structure that is consistent with achieving an "investment grade" senior debt rating. This capital structure would allow Chesapeake's stockholders to enjoy the benefits of prudent financial leverage while ensuring ready access to capital markets. The Company expects to improve its capital structure, and ultimately its credit ratings, by applying the proceeds from the sale of discontinued operations and cash flows from operations to reduce debt.

Cash Flow

Net cash provided by operating activities in 2000 of $31.1 million compared to net cash used in operating activities of $8.1 million in 1999. The increase in 2000 net cash flow from operations compared to 1999 is due primarily to reduced working capital usage offset, in part, by a decrease in EBITDA (including both continuing and discontinued operations). EBITDA is a measure of internal cash flow which combines earnings before interest, income taxes and non-cash charges for depreciation, cost of timber harvested and amortization, and excludes the effects of restructuring charges and accounting changes. EBITDA for 2000 was $89.8 million, 47 percent lower than 1999's EBITDA of $169.1 million. This decrease in EBITDA was due primarily to timing of acquisitions and divestitures in both years and 2000 losses in the former Merchandising and Specialty Packaging segment.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Cash used in investing activities in 2000 of $475.2 million compared to the prior year's cash provided by investing activities of $414.2 million. The cash used in investing activities in 2000 primarily reflects the cash used for acquisitions, while cash provided by investing activities in 1999 primarily reflects the proceeds received from the sale of businesses, net of cash used for acquisitions in 1999.

Cash provided by financing activities in 2000 was $168.7 million compared to cash used in financing activities of $161.9 million in 1999. Cash provided by financing activities in 2000 consists primarily of net borrowings on the Company's credit facilities to fund acquisitions and to purchase approximately 2.5 million shares of the Company's common stock at a net cost of $71.3 million. In 1999, the Company used $137.1 million to purchase 4.2 million shares of its common stock. (See Note 7 to the Consolidated Financial Statements for additional information regarding long-term debt.)

Acquisitions

2000

On October 10, 2000, the Company completed the acquisition of First Carton, a paperboard packaging supplier for the premium branded food and drinks markets, for approximately $69 million plus the assumption of $50 million of debt. First Carton has operations in six locations in the United Kingdom and Germany. The purchase price for the acquisition was paid through borrowings under the Company's existing senior credit facility and the issuance of loan notes.

On February 24, 2000, the Company completed its acquisition of substantially all of the outstanding capital shares of Boxmore, a paperboard and plastic packaging company headquartered in Belfast, Northern Ireland. The acquisition was effected through a tender offer by Chesapeake UK Acquisitions II PLC ("Chesapeake UK II"), a wholly-owned subsidiary of Chesapeake, for all of the outstanding capital shares of Boxmore at a purchase price of L2.65 per share. The tender offer represented a value of approximately $319 million for Boxmore's outstanding share capital. The purchase price for Boxmore's capital shares was paid in cash of approximately $234 million and approximately $85 million in unsecured loan notes issued to certain Boxmore shareholders by Chesapeake UK II.

During 2000, the Company also completed the acquisitions of Lithoprint Holdings Limited, a Scottish supplier of wet-applied labels and commercial printing; Green Printing, a specialty packaging producer and printer in Lexington, North Carolina; and a corrugated container facility in Warren County, North Carolina, and finalized the formation of a joint venture with G-P, in which the two companies combined their litho-laminated graphic packaging businesses. The Warren County facility and the litho-laminated joint venture are included in the Company's former Merchandising and Specialty Packaging segment that is accounted for as a discontinued operation.

1999

On October 22, 1999, the Company completed the acquisition of Consumer Promotions International, Inc. ("CPI"), a designer and manufacturer of permanent point-of-sale displays. CPI, based in Mount Vernon, New York, has operations in the United States, the United Kingdom, France and Spain. CPI is included in the former Merchandising and Specialty Packaging segment that is accounted for as a discontinued operation.

On March 18, 1999, Chesapeake completed its acquisition of substantially all of the outstanding capital shares of Field Group, a paperboard packaging company headquartered in the United Kingdom. The acquisition was effected through a tender offer by Chesapeake UK Acquisitions PLC, a wholly-owned subsidiary of Chesapeake, for all of the outstanding capital shares of Field Group at a purchase price of L3.60 per share. The purchase price of approximately $373.0 million was funded through a combination of approximately $316.0 million in borrowings under a credit facility, $22.0 million in unsecured loan notes issued to certain Field Group shareholders and $35.0 million in cash.

During 1999, Field Group acquired Berry's (Holding) Limited, one of Ireland's largest suppliers of printed pharmaceutical leaflets and self-adhesive labels, and formed a joint venture with one of Spain's leading printing groups, Mateu Cromo Artes Graphicas S.A.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

2001 Outlook

These forward-looking statements reflect management's view of the Company's outlook for its continuing operations in 2001 as of February 2, 2001. Except as otherwise indicated, the forward-looking statements do not reflect the potential impact of any acquisitions, divestitures or other structural changes in the Company's continuing operations that may be completed during 2001 or fluctuations in foreign exchange translation rates, primarily from British pounds and the Euro to U.S. dollars.

The following statements are subject to certain risks and uncertainties, including those listed under the caption "Forward-Looking Statements." The Company expects:

  Revenue from continuing operations to be in the range of $820 million to $870 million.
  EBITDA from continuing operations is expected to be in the range of $130 million to $140 million.
  Capital spending from continuing operations is expected to be in the range of $50 million to $60 million.
  Depreciation from continuing operations is expected to be approximately $50 million to $55 million.
  Goodwill amortization from continuing operations is expected to be approximately $15 million.
  Income from continuing operations is expected to be in the range of $1.20 to $1.40 per share.

There are no individually significant planned capital spending initiatives in 2001. Projected 2001 capital expenditures are expected to be funded with internally generated cash. All 2001 capital projects are expected to be consistent with Chesapeake's strategy of expanding the Paperboard Packaging and Plastic Packaging segments, reducing costs and focusing on projects that are expected to generate a return on investment that exceeds the Company's cost of capital.

Seasonality

Due to the shift in the Company's business portfolio, the Company's earnings stream is seasonal, with peak operational activity during the third and fourth quarters of the year.

Risk Management

Chesapeake continually evaluates risk retention and insurance levels for product liability, property damage and other potential exposures to risk. The Company devotes significant effort to maintaining and improving safety and internal control programs, which are intended to reduce its exposure to certain risks. Management determines the amount of insurance coverage to purchase and the appropriate amount of risk to retain based on the cost and availability of insurance and the likelihood of a loss. Management believes that the current levels of risk retention are consistent with those of comparable companies in the industries in which Chesapeake operates. There can be no assurance that Chesapeake will not incur losses beyond the limits, or outside the coverage, of its insurance. However, the Company's liquidity, financial position and profitability are not expected to be materially affected by the levels of risk retention that the Company accepts.

Chesapeake's financial results could be affected by changes in foreign exchange translation rates or weak economic conditions in the foreign markets in which its products are manufactured or sold. The Company's currency exposures are cash, debt and foreign currency transactions denominated primarily in the British pound and the Euro. Chesapeake manages its foreign currency exposures primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset.

As part of managing its foreign currency exposures, Chesapeake enters into foreign currency forward exchange contracts. These agreements are generally used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the local currency. The use of these agreements allows Chesapeake to reduce its overall exposure to exchange rate fluctuations, as the gains and losses on the agreements substantially offset the gains and losses on the liabilities being hedged. Forward exchange agreements are viewed as risk management tools, involve little complexity and, in accordance with Company policy, are not used for trading or speculative purposes. Chesapeake is not a party to any leveraged derivatives. At December 31, 2000, the Company's forward exchange agreements were not material to its operations or financial position.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The Company has entered into interest rate swaps to convert floating interest rate debt to fixed rate debt. Amounts currently due to or from interest swap counterparties are recorded in interest expense in the period in which they accrue. The related amounts payable to, or receivable from, the counterparties are included in other accrued liabilities. At December 31, 2000, the Company had interest rate swap agreements outstanding with a notional principal amount of $154.7 million and a fair market value of approximately $(1.9) million. The fair value of interest rate agreements was determined using a model that estimates fair values at market rates, or was based upon quoted market prices for similar agreements with similar maturities. A sensitivity analysis to measure potential changes in the market value of the swap contracts resulting from a change in interest rates indicated that a one percentage point increase or decrease in interest rates would have impacted the net aggregate market value of these instruments by $(3.6) million and $3.7 million, respectively, at December 31, 2000.

At December 31, 2000, 50.8 percent of the Company's debt portfolio consisted of variable rate debt (net of the debt that is subject to interest rate swaps). A sensitivity analysis to measure potential changes in the interest expense from a change in interest rates indicated that a one percentage point change in interest rates at December 31, 2000, would affect the Company's annual interest expense by $3.5 million. At December 31, 1999, the Company's debt portfolio consisted mostly of fixed rate instruments.

The Company's cash position includes amounts denominated in foreign currencies. The Company manages its worldwide cash requirements considering available funds held by its subsidiaries and the cost effectiveness with which these funds can be accessed. The repatriation of cash balances from some of the Company's subsidiaries could have adverse tax consequences.

Conversion to the Euro Currency

On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing sovereign currencies and adopted the European Union's common currency ("Euro") as their new common legal currency. For a three-year transition period, transactions can be conducted in both the Euro and the legacy currencies. After June 30, 2002, the Euro will be the sole legal tender of the participating countries. Issues facing the Company as a result of conversion to the Euro include converting information technology systems, reassessing currency risk, negotiating and amending contracts, and processing tax and accounting records. The Company is continuing to address these issues and does not expect the conversion to the Euro to have a material effect on the Company's financial position or results of operations.

Accounting Developments

As of July 1, 2000, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB Opinion No. 25 ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 as to (a) the definition of "employee" for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 did not have a material impact on the Company's financial results.

 In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. SAB 101 did not have a material impact on the Company's financial statements.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" and in June 1999 and June 2000, respectively, its amendments, Statements 137 and 138. The Company is required to adopt the new Statement effective January 1, 2001. SFAS 133, as amended, requires the Company to record all derivative instruments on the balance sheet as assets or liabilities, measured at fair market value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are to be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The ineffective portion of a derivative's change in fair value is to be immediately recognized in earnings. The new accounting standard will not significantly change the Company's approach to managing foreign currency or interest rate risks as discussed under "Risk Management." Chesapeake hedges against these exposures using forward exchange contracts and interest rate swaps. Any contracts that have been designated as hedges of anticipated future cash flows will be marked to market through other comprehensive income until such time as the related forecasted transactions affect earnings. Based on the Company's derivatives positions at December 31, 2000, the Company estimates that, upon adoption, it will report a decrease in other comprehensive income of $1.9 million.

Environmental

Chesapeake has a strong commitment to protecting the environment. The Company has an environmental audit program to monitor compliance with environmental laws and regulations. The costs of compliance with existing environmental regulations are not expected to have a material adverse effect on the Company's financial position or results of operations.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state "Superfund" laws impose liability, without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with a release or threat of a release of hazardous substances into the environment. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by third parties, as well as to properties currently owned and used by a company even if contamination is attributable entirely to prior owners. As discussed below, the U.S. Environmental Protection Agency ("EPA") has given notice of its intent to list the lower Fox River in Wisconsin on the National Priorities List under CERCLA and has identified the Company's subsidiary, Wisconsin Tissue Mills Inc., now WTMI Company ("WT"), as a PRP.

 Except for the Fox River matter, the Company has not been identified as a PRP at any CERCLA-related sites. However, there can be no assurance that the Company will not be named as a PRP at any other sites in the future, or that the costs associated with additional sites would not be material to the Company's financial position or results of operations.

In June 1994, the United States Department of Interior, Fish and Wildlife Service ("FWS"), a federal natural resources trustee, notified WT that it had identified WT and four other companies located along the lower Fox River in northeast Wisconsin as PRPs for purposes of natural resources liability under CERCLA arising from alleged releases of polychlorinatedbiphenyls ("PCBs") in the Fox River and Green Bay System. Two other companies subsequently received similar notices from the FWS. The FWS and other governmental and tribal entities, including the State of Wisconsin, allege that natural resources, including endangered species, fish, birds, tribal lands or lands held by the United States in trust for various Indian tribes, have been exposed to PCBs that were released from facilities located along the lower Fox River. The governmental and tribal entities are proceeding with a natural resource damage assessment with respect to the alleged discharges. On January 31, 1997, the FWS notified WT of its intent to file suit, subject to final approval by the Department of Justice, against WT to recover alleged natural resource damages. WT and other PRPs have engaged in discussions with the parties asserting trusteeship of the natural resources concerning the damage assessment and the basis for resolution of the natural resource damage claims. In addition, the PRPs have been cooperating with the Wisconsin Department of Natural Resources ("DNR") in its preparation of a natural resource damage assessment. WT and other PRPs have also engaged in discussions with the State of Wisconsin with respect to resolving possible state claims concerning remediation, restoration and natural resource damages related to the alleged discharge of PCBs into the Fox River and Green Bay System.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

On June 18, 1997, the EPA announced that it was initiating the process of listing the lower Fox River on the CERCLA National Priorities List of hazardous waste sites. The EPA identified several PRPs, including WT.

On February 26, 1999, the DNR released for public comment a draft remedial investigation/feasibility study ("RI/FS") for the lower Fox River site. In the draft RI/FS, the DNR reviewed and summarized several categories of possible remedial alternatives for the site, estimated to cost in the range of $143 million to $721 million, but did not identify a preferred remedy. (As required by applicable regulations, the draft RI/FS also includes a "no action" alternative that does not entail remediation costs, but WT does not believe that the "no action" alternative will be selected.) There can be no assurance that many of the cost estimates in the draft RI/FS will not differ significantly from actual costs. WT submitted timely comments on the draft RI/FS both individually and in conjunction with other PRPs. After finalizing the RI/FS, the DNR and the EPA are expected to announce a preferred remedial alternative in a Proposed Remedial Action Plan. The Proposed Remedial Action Plan will be subject to a public comment period, and enforcement of any definitive Remedial Action Plan may be subject to judicial review.

The largest components of the costs of the more expensive clean- up alternatives presented in the draft RI/FS are attributable to large-scale sediment removal, treatment and disposal. Based on current information and advice from its environmental consultants, WT believes that an aggressive effort to remove substantial amounts of PCB-contaminated sediments (most of which are buried under cleaner material or are otherwise unlikely to move), as contemplated by certain alternatives presented in the draft RI/FS, would be environmentally detrimental and therefore inappropriate. Instead, WT believes that less intrusive alternatives are more environmentally appropriate, cost effective and responsible methods of managing risks attributable to sediment contamination.

On October 25, 2000, the federal and tribal natural resources trustees released a proposed Restoration and Compensation Plan ("RCP") presenting the federal and tribal trustees' planned approach for restoring injured federal and tribal natural resources and compensating the public for losses caused by the release of PCBs. The proposed RCP states that the final natural resource damage claim will depend on the extent of PCB clean-up undertaken by EPA and DNR, but estimates past interim damages to be $65 million, and, for illustrative purposes only, estimates costs of restoration to address present and future PCB injuries in a range of $111 million to $268 million. WT believes that the alleged damages to natural resources are overstated in the proposed RCP and joined in the PRP group comments to that effect on the RCP. The RCP has not been finalized.

The ultimate cost to WT associated with this matter cannot be predicted with certainty at this time, due to uncertainties with respect to: which, if any, of the remedial alternatives presented in the draft RI/FS will be implemented, and uncertainties associated with the actual costs of each of the potential alternatives; the outcome of the federal and state natural resource damage assessments; WT's share of any multi- party clean-up/restoration expenses; the timing of any clean-up/restoration; the evolving nature of clean-up/restoration technologies and governmental regulations; controlling legal precedent; the extent to which contributions will be available from other parties; and the scope of potential recoveries from insurance carriers and prior owners of WT. While such costs cannot be predicted with certainty at this time, WT believes that the ultimate clean-up/restoration costs associated with the lower Fox River site may exceed $100 million for all PRPs in the aggregate. Under CERCLA, each PRP generally will be jointly and severally liable for the full amount of the clean- up costs, subject to a right of contribution from the other PRPs. In practice, PRPs generally negotiate among themselves to determine their respective contributions to any multi-party clean-up/restoration, based upon factors including their respective contributions to the alleged contamination and their ability to pay. Based on presently available information, WT believes that several of the named PRPs will be able to pay substantial shares toward remediation and restoration, and that there are additional parties, some of which have substantial resources, that may also be jointly and severally liable.

WT also believes that it is entitled to substantial indemnification from a prior owner of WT, pursuant to a stock purchase agreement between the parties, with respect to liabilities related to this matter. WT believes that the prior owner intends to, and has the financial ability to, honor its indemnification obligation under the stock purchase agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Pursuant to the Joint Venture Agreement for the Tissue JV, WT has retained liability for, and the third party indemnity rights associated with, the discharge of PCBs and other hazardous materials in the Fox River and Green Bay System. Based on presently available information, WT believes that if any remediation/restoration is done in an environmentally appropriate, cost effective and responsible manner, the matter is unlikely to have a material adverse effect on the Company's financial position or results of operations. However, because of the uncertainties described above, there can be no assurance that WT's ultimate liability with respect to the lower Fox River site will not have a material adverse effect on the Company's financial position or results of operations.

On April 19, 1999, the EPA and the Virginia Department of Environmental Quality ("DEQ") each issued Notices of Violation ("NOVs") under the Clean Air Act Amendments of 1990 ("CAA") against St. Laurent Paper Products Corp. ("St. Laurent") (and, in the case of EPA's NOV, Chesapeake) relating to St. Laurent's kraft products mill located in West Point, Virginia (the "West Point Mill") formerly owned and operated by Chesapeake Paper Products, L.L.C. Chesapeake Paper Products, L.L.C. was sold by Chesapeake to St. Laurent Paperboard (U.S.) Inc. ("St. Laurent (U.S.)") in May 1997, pursuant to a Purchase Agreement dated, as of April 30, 1997, by and among Chesapeake Corporation, St. Laurent Paperboard Inc. and St. Laurent (U.S.) (the "Purchase Agreement"). In general, the NOVs allege that from 1984 through the date of the NOVs, the West Point Mill installed certain equipment and modified certain production processes without obtaining required permits. Under applicable law, the EPA and DEQ may commence a court action with respect to the matters alleged in the NOVs seeking injunctive relief to compel compliance with the CAA, and a court may impose civil penalties of up to $25,000 per day of violation ($27,500 per day for violations after January 30, 1997) for violations of the CAA (provided that a court, in determining the amount of any penalty to be assessed, shall take into consideration, among other things, the size of the business, the economic impact of the penalty on the business, the business' compliance history and good faith efforts to comply, the economic benefit to the business of noncompliance and the seriousness of the violation). The Purchase Agreement provides that Chesapeake may be required to indemnify St. Laurent against certain violations of applicable environmental laws (including the CAA) that were identified as of the May 1997 closing date (and other such violations that existed prior to such date as to which Chesapeake had "knowledge," as defined in the Purchase Agreement). Chesapeake's indemnification obligation to St. Laurent with respect to such matters is subject to certain limitations, including a cap of $50 million and, in certain circumstances, a $2.0 million deductible. The Company and St. Laurent have jointly responded to and are defending against the matters alleged in the NOVs, and have presented an initial settlement offer, consisting primarily of engineering measures, to the EPA and DEQ. Based upon a review of the NOVs and an analysis of the applicable law and facts, the Company believes that both it and St. Laurent have substantial defenses against the alleged violations and intend to vigorously defend against the alleged violations. The Company and St. Laurent are negotiating with EPA, the United States Department of Justice and DEQ to address the matters that are the subject of the NOVs. The ultimate cost, if any, to the Company relating to matters alleged in the NOVs cannot be determined with certainty at this time, due to the absence of a determination whether any violations of the CAA occurred and, if any violations are ultimately found to have occurred, a determination of (i) any required remediation costs and penalties, and (ii) whether St. Laurent would be entitled to indemnification from the Company under the Purchase Agreement and, if so, to what extent.

Other Litigation

The Company is a party to various legal actions, including those which are ordinary and incidental to its business. (See Note 14 to the Consolidated Financial Statements.)

Forward-Looking Statements

Forward-looking statements in the foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations include statements that are identified by the use of words or phrases including, but not limited to, the following: "will likely result," "expected to," "will continue," "is anticipated," "estimated," "project," "believe," and words or phrases of similar import. Changes in the following important factors, among others, could cause Chesapeake's actual results to differ materially from those expressed in any such forward-looking statements: the ability of the Company to complete divestitures in a timely manner and on satisfactory terms; foreign exchange rate movements; competitive products and pricing; production costs, particularly for raw materials such as folding carton and plastics materials; fluctuations in demand; governmental policies and regulations affecting the environment; interest rates; the ability of the Company to remain in compliance with its debt covenants; and other risks that are detailed from time to time in reports filed by the Company with the SEC.

Consolidated Balance Sheets

December 31,
(in millions)
	2000	1999

Assets

Current assets:
Cash and cash equivalents	$ 31.2	$ 306.6
Accounts receivable (less allowance of $3.5 and $4.1)	126.4	170.5
Inventories	94.5	106.7
Income tax receivable	31.7	1.3
Deferred income taxes	15.6	22.4
Other	8.9	3.4
Total current assets	308.3	610.9
Property, plant and equipment:
Plant sites and buildings	148.7	101.0
Machinery and equipment	301.5	407.3
Construction in progress	5.0	12.1
	455.2	520.4
Less accumulated depreciation	83.0	164.7
Net property, plant and equipment	372.2	355.7
Goodwill (less accumulated amortization of $17.2 and $9.8)	554.8	296.4
Net assets of discontinued operations	225.8	-
Other assets	79.8	110.2
	$1,540.9	$1,373.2

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$ 110.2	$ 92.5
Accrued expenses	98.2	111.6
Current maturities of long-term debt	47.1	91.3
Income taxes payable	13.0	20.6
Dividends payable	3.3	3.9
Total current liabilities	271.8	319.9
Long-term debt	634.7	224.4
Other long-term liabilities	43.4	44.4
Postretirement benefits other than pensions	15.6	16.5
Deferred income taxes	226.2	216.3
Total liabilities	1,191.7	821.5
Stockholders' equity:
Common stock, $1 par value; authorized, 60 million shares; outstanding,15.1 million and 17.5 million shares	15.1	17.5
Unearned compensation	(2.8)	(4.8)
Accumulated other comprehensive loss	(61.3)	(7.2)
Retained earnings	398.2	546.2
Total stockholders' equity	349.2	551.7
Total liabilities and stockholders' equity	$1,540.9	$1,373.2
The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31,
(in millions, except per share data)
	2000	1999	1998
Income:

Net sales	$ 654.7	$396.7	$ 89.3
Cost of products sold	508.3	317.0	70.4
Selling, general and administrative expenses	99.0	63.4	26.6
Restructuring/special charges	7.7	27.7	3.2
Income (loss) from operations	39.7	(11.4)	(10.9)
Gain on sale of businesses	-	80.8	-
Other income, net	6.0	7.3	9.2
Income (loss) from continuing operations before interest, taxes, cumulative effect of accounting change, and extraordinary item

45.7

		76.7	(1.7)
Interest expense, net	(28.1)	(0.4)	(1.1)
Income (loss) from continuing operations before taxes, cumulative effect of accounting change, and extraordinary item

17.6

		76.3	(2.8)
Income tax expense (benefit)	6.4	30.2	(0.4)
Income (loss) from continuing operations before cumulative effect of accounting change and extraordinary item	11.2	46.1	(2.4)
Discontinued operations:
(Loss) income from discontinued operations net of tax (benefit) expense of $(15.3), $13.4 and $22.2	(33.4)	10.6	36.4
(Loss) gain on disposal of discontinued operations, net of tax (benefit) expense of $(16.5) and $138.8	(43.6)	194.1	-
Cumulative effect of accounting change, net of income taxes of $8.4	-	-	13.3
Extraordinary item, net of income taxes of $0.9	(1.5)	-	-
Net (loss) income	$(67.3)	$250.8	$ 47.3
Basic earning per share:
Earnings from continuing operations before cumulative effect of accounting change and extraordinary item	$0.71	$ 2.29	$(0.11)
Discontinued operations	(4.87)	10.19	1.71
Cumulative effect of accounting change, net of income taxes	-	-	0.63
Extraordinary item, net of income taxes	(0.10)	-	-
Basic earnings per share	$(4.26)	$12.48	$ 2.23
Diluted earnings per share:
Earnings from continuing operations before cumulative effect of accounting change and extraordinary item

$ 0.70

		$ 2.26	$(0.11)
Discontinued operations	(4.81)	10.03	1.71
Cumulative effect of accounting change, net of income taxes	-	-	0.63
Extraordinary item, net of income taxes	(0.09)	-	-
Diluted earnings per share	$ (4.20)	$12.29	$ 2.23
Comprehensive (loss) income:
Net (loss) income	$ (67.3)	$250.8	$ 47.3
Other comprehensive income (loss), net of income taxes:
Minimum pension liability (net of taxes of $0.5, $1.5 and $3.4)	1.0	2.9	(5.7)
Foreign currency translation	(55.1)	(1.4)	(1.3)
Comprehensive (loss) income	$(121.4)	$252.3	$ 40.3
The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31,
(in millions)
	2000	1999	1998
Operating activities:
Net (loss) income	$(67.3)	$250.8	$47.3
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation, cost of timber harvested, and amortization of intangibles	73.6	81.2	62.3
Deferred income taxes	4.1	(30.4)	0.8
Gain on sale of businesses	-	(80.8)	-
Noncash restructuring/special charges	-	17.5	1.3
Loss (gain) on disposal of discontinued operations, net of taxes	43.6	(194.1)	-
Extraordinary item, net of taxes	1.5	-	-
Cumulative effect of accounting change, net of taxes	-	-	(13.3)
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable, net	28.5	(22.0)	(13.0)
Inventories	(3.2)	(12.6)	4.5
Other assets	(7.6)	1.7	(17.2)
Accounts payable and accrued expenses	(10.9)	(27.1)	17.4
Income taxes payable	(25.7)	16.8	(2.2)
Other	(5.5)	(9.1)	2.5
Net cash provided by (used in) operating activities	31.1	(8.1)	90.4
Investing activities:
Purchases of property, plant and equipment	(77.3)	(82.4)	(73.3)
Acquisitions	(413.1)	(416.1)	(18.1)
Proceeds from sales of property, plant and equipment	5.4	1.1	2.8
Proceeds from sale of businesses	-	940.5	-
Other	9.8	(28.9)	1.6
Net cash (used in) provided by investing activities	(475.2)	414.2	(87.0)
Financing activities:
Net borrowings (payments) on credit lines	312.1	(6.9)	7.7
Payments on long-term debt	(185.1)	(30.8)	(1.8)
Proceeds from long-term debt	130.8	22.4	0.7
Debt issuance costs	(4.0)	(2.9)	-
Proceeds from issuance of common stock	-	4.0	1.3
Purchases of outstanding common stock	(71.3)	(137.1)	(6.9)
Dividends paid	(14.0)	(17.8)	(17.1)
Other	0.2	7.2	1.8
Net cash provided by (used in) financing activities	168.7	(161.9)	(14.3)
(Decrease) increase in cash and cash equivalents	(275.4)	244.2	(10.9)
Cash and cash equivalents at beginning of year	306.6	62.4	73.3
Cash and cash equivalents at end of year	$ 31.2	$306.6	$ 62.4
The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31,
(in millions)
	2000	1999	1998
Common stock:
Balance, beginning of year	$ 17.5	$ 21.4	$ 21.3
Purchases of common stock	(2.5)	(4.2)	(0.2)
Issuance for employee stock plans	0.1	0.3	0.3
Balance, end of year	15.1	17.5	21.4
Additional paid-in capital:
Balance, beginning of year	-	28.7	26.4
Purchases of common stock	(1.5)	(36.7)	(6.7)
Issuance for employee stock plans	1.5	5.5	10.0
Other	-	2.5	(1.0)
Balance, end of year	-	-	28.7
Unearned compensation:
Balance, beginning of year	(4.8)	(6.7)	(1.7)
Compensation expense	1.2	3.7	2.4
Issuance for employee stock plans, net of forfeitures	0.8	(1.8)	(7.4)
Balance, end of year	(2.8)	(4.8)	(6.7)
Accumulated other comprehensive loss:
Balance, beginning of year	(7.2)	(8.7)	(1.7)
Currency translation adjustment	(55.1)	(1.4)	(1.3)
Pension liability adjustment	1.0	2.9	(5.7)
Balance, end of year	(61.3)	(7.2)	(8.7)
Retained earnings:
Balance, beginning of year	546.2	408.6	378.8
Net (loss) income	(67.3)	250.8	47.3
Cash dividends declared	(13.4)	(17.0)	(17.5)
Purchases of common stock	(67.3)	(96.2)	-
Balance, end of year	398.2	546.2	408.6
Stockholders' equity, end of year	$ 349.2	$551.7	$ 443.3
The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Notes to Consolidated Financial Statements

1. Financial Statement Presentation

The consolidated financial statements include the accounts and operations of Chesapeake Corporation and all of its subsidiaries (the "Company" or "Chesapeake"). The Company has decided to sell the principal businesses included in its former Merchandising and Specialty Packaging segment and has agreed to sell its 5 percent equity interest in Georgia-Pacific Tissue, LLC; these segments are accounted for as discontinued operations. The Company has restated the historical results of operations for this presentation (see Note 3). Chesapeake now operates in three business segments - Paperboard Packaging, Plastic Packaging and Forest Products/Land Development. All significant intercompany accounts and transactions are eliminated. Certain prior-year amounts have been reclassified to conform to current presentations.

Effective January 1, 2000, the Company changed its fiscal year end for financial statement purposes from a calendar year to a 52/53 week fiscal year. Beginning with fiscal year 2000, the Company's fiscal year will end on the Sunday closest to December 31. The effect of this change was not material to the Company's financial position or results of operations.

The Company is not dependent on any single customer, group of customers, market or supplier of materials, labor or services. The financial statements include, where necessary, amounts based on the judgments and estimates of management. These estimates include the estimated loss on disposition of discontinued operations, allowances for bad debts, inventory obsolescence, environmental remediation costs, restructuring, loss contingencies for litigation, self-insured medical and workers compensation insurance, income taxes and determinations of discount and other assumptions for pension and postretirement benefit expenses. Actual results could differ from these estimates.

In the fourth quarter of 1998, the Company changed its accounting policy to capitalize certain timber reforestation costs that were previously expensed. The Company believed that this change was more consistent with industry practice and was preferable because it achieved better matching of reforestation costs with the revenues realized from the eventual harvesting of the timber. The new capitalization policy was applied retroactively as of January 1, 1998, and increased 1998 net income by $13.3 million (net of an $8.4 million reduction for income taxes), or $0.63 per diluted share. Implementation of the new accounting method increased 1998 earnings before the cumulative effect of the accounting change by approximately $0.7 million, or $0.03 per diluted share.

The Company recognizes revenue in the packaging businesses upon passage of title to the customer, which is generally at the time of product shipment. The Company recognizes sales of land when all conditions have occurred, as set forth in Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate."

2. Acquisitions and Divestitures

2000

On October 10, 2000, the Company completed the acquisition of First Carton Group Limited ("First Carton"), a paperboard packaging supplier for the premium branded food and drinks markets, for approximately $69 million plus the assumption of $50 million of debt. First Carton has operations in six locations in the United Kingdom and Germany. The purchase price for the acquisition was paid through borrowings under the Company's senior credit facility and the issuance of loan notes.

On February 24, 2000, the Company completed its acquisition of substantially all of the outstanding capital shares of Boxmore International PLC ("Boxmore"), a paperboard and plastic packaging company headquartered in Belfast, Northern Ireland. The acquisition was effected through a tender offer by Chesapeake UK Acquisitions II PLC ("Chesapeake UK II"), a wholly- owned subsidiary of Chesapeake, for all of the outstanding capital shares of Boxmore at a purchase price of approximately L2.65 per share. The tender offer represented a value of approximately $319 million for Boxmore's outstanding share capital. The purchase price for Boxmore's capital shares was paid in cash of approximately $234 million, and approximately $85 million in unsecured loan notes ("Loan Notes") issued to certain Boxmore shareholders by Chesapeake UK II. The Loan Notes bear interest at a variable rate per annum equal to the LIBOR rate for six-month British pound deposits less one-half of one percent, are redeemable in whole or part at the option of the holders on each biannual interest payment date commencing February 28, 2001, and, if not earlier redeemed, mature on February 28, 2005. Under the terms of its current credit facility, Chesapeake is required to pay a loan guarantee fee on the outstanding Loan Note balance.

Notes to Consolidated Financial Statements (continued)

 During 2000, the Company also completed the acquisitions of Lithoprint Holdings Limited, a Scottish supplier of wet applied labels and commercial printing; Green Printing Company, Inc., a specialty packaging producer and printer in Lexington, North Carolina; and a corrugated container facility in Warren County, North Carolina; and finalized the formation of a joint venture with Georgia- Pacific Corporation ("G-P"), in which the two companies combined their litho-laminated graphic packaging businesses. The Warren County facility and the litho-laminated joint venture are part of the Company's former Merchandising and Specialty Packaging segment that is accounted for as a discontinued operation.

1999

On October 22, 1999, the Company completed the acquisition of Consumer Promotions International, Inc. ("CPI"), a designer and manufacturer of permanent point-of-sale displays. CPI, based in Mount Vernon, New York, has operations in the United States, the United Kingdom, France and Spain. CPI is part of the Company's former Merchandising and Specialty Packaging segment that is accounted for as a discontinued operation.

Effective October 3, 1999, Wisconsin Tissue Mills Inc., renamed WTM I Company ("WT"), a wholly-owned subsidiary of Chesapeake, completed the formation of a joint venture with G-P through which the companies combined their commercial tissue businesses. WT contributed substantially all of the assets and liabilities of the Company's tissue business to the joint venture, known as Georgia-Pacific Tissue, LLC (the "Tissue JV") and received a 5 percent equity interest in the Tissue JV and a cash distribution of approximately $755.0 million. G-P contributed certain of its commercial tissue assets and related liabilities to the Tissue JV in return for a 95 percent equity interest. Chesapeake used a portion of the cash distribution to reduce debt, repurchase its common stock and fund acquisitions.

G-P controlled and managed the Tissue JV, subject to obtaining WT's consent in connection with certain actions. As a result of WT's continued interest in the Tissue JV, the remaining 5 percent equity interest had been recorded using the equity method of accounting. During 1999, the Company's discontinued operations included an after-tax gain of approximately $194.1 million, or $9.51 per diluted share, related to the formation of the Tissue JV.

The Tissue JV assumed substantially all of WT's liabilities that relate primarily to its contributed business, but did not assume most tax liabilities related to the contributed assets for periods prior to formation of the Tissue JV and certain liabilities associated with the discharge of polychlorinated- biphenyls ("PCBs") and other hazardous materials in the Fox River and Green Bay System (see Note 14).

In January 2001, the Company agreed to sell its 5 percent equity interest in the Tissue JV to G-P. Under the terms of the agreement, G-P agreed to pay to Chesapeake approximately $235 million for the 5 percent equity interest, certain indemnifiable deferred tax liabilities and its agreement to terminate the Tissue JV. The sale of the Tissue JV interest was completed on March 2, 2001. The Tissue JV and the Tissue segment prior to the formation of the Tissue JV are accounted for as a discontinued operation (see Note 3).

On September 10, 1999, the Company completed the sale of approximately 278,000 acres of timberland in Virginia, Maryland and Delaware and on July 30, 1999, the Company completed the sale of its Building Products business (two sawmills, a lumber processing plant and a wood chip mill) for combined cash proceeds of approximately $185.0 million. The results of operations include a nonrecurring after- tax gain on the sales of these businesses of $48.0 million, or $2.35 per diluted share, net of a revision of $11.7 million after tax for costs associated with the 1997 disposal of the Kraft Products business.

Notes to Consolidated Financial Statements (continued)

On March 18, 1999, Chesapeake completed its acquisition of substantially all of the outstanding capital shares of Field Group plc ("Field Group"), a paperboard packaging company headquartered in the United Kingdom. The acquisition was effected through a tender offer by Chesapeake UK Acquisitions PLC, a wholly-owned subsidiary of Chesapeake, for all of the outstanding capital shares of Field Group at a purchase price of L3.60 per share. The purchase price of approximately $373.0 million was funded through a combination of approximately $316.0 million in borrowings under a credit facility, $22.0 million in unsecured loan notes issued to certain Field Group shareholders and $35.0 million in cash.

During 1999, Field Group acquired Berry's (Holding) Limited, one of Ireland's largest suppliers of printed pharmaceutical leaflets and self-adhesive labels, and formed a joint venture with one of Spain's leading printing groups, Mateu Cromo Artes Graphicas S.A.

1998

On November 20, 1998, Chesapeake Corporation acquired all of the outstanding capital stock of Capitol Packaging Corporation, a corrugated container company located in Denver, Colorado. On February 2, 1998, Chesapeake Packaging Co. purchased substantially all of the assets, and assumed certain liabilities, of Rock City Box Company, Inc. located in Utica, New York. This operation manufactures corrugated containers, trays and pallets, as well as wood and foam packaging products. These acquisitions are part of the businesses in the Company's former Merchandising and Specialty Packaging segment that is accounted for as a discontinued operation.

Summary

Each of the acquisitions has been accounted for using the purchase method and is included in the results of operations since the purchase date, except for those businesses included in discontinued operations. The purchase prices have been allocated to the assets acquired and liabilities assumed based on their estimated market values at the respective dates of acquisition. The purchase prices for the acquired companies exceeded the fair value of net assets acquired by approximately $373.9 million in 2000 and $278.3 million in 1999, of which $40.3 million in 1999 related to discontinued operations. Amounts from continuing operations are being amortized on a straight- line basis over 40 years. The purchase price amounts for all acquisitions have been allocated to the acquired net assets as summarized below:

(in millions)	2000	1999	1998
Acquisitions:
Fair value of assets acquired	$ 657.5	$ 620.8	$24.6
Liabilities assumed or created	(234.6)	(187.3)	(6.5)
Cash acquired	(9.8)	(17.4)	-
Cash paid for acquisitions, net	$ 413.1	$ 416.1	$18.1
Dispositions:
Fair value of assets sold	$ -	$ 941.7	$ -
Non-cash consideration received	-	(1.2)	-
Cash received from sale of businesses	$ -	$ 940.5	$ -

Notes to Consolidated Financial Statements (continued)

Pro Forma Operating Data (Unaudited)

Pro forma financial information reflecting the combined results of the Company, Field Group and Boxmore as if the acquisitions occurred on January 1, 1999, is as follows:

Year ended December 31, (in millions, except per share amounts)	2000	1999
Net sales
	$ 689.3	$670.6
Income from continuing operations before extraordinary item	$ 12.4	$ 35.6
Net (loss) income	$(66.1)	$240.3
Earnings per share from continuing operations before extraordinary item:
Basic	$ 0.78	$ 1.77
Diluted	$ 0.77	$ 1.75
Net (loss) income per share:
Basic	$(4.18)	$11.96
Diluted	$(4.13)	$11.78

3. Discontinued Operations

The Company decided to sell the principal businesses included in its Merchandising and Specialty Packaging segment, which has been accounted for as a discontinued operation. The Company anticipates that these divestitures will be completed during the second quarter of 2001. The businesses that made up this segment are as follows:

  Chesapeake Display and Packaging Company, which specializes in the design, manufacturing, assembly and packing of temporary and permanent point-of-purchase displays.
  Consumer Promotions International, Inc., which specializes in the design, manufacturing and assembly of permanent point-of-purchase displays.
  Chesapeake Packaging Co., which designs and manufactures corrugated shipping containers and other specialty corrugated packaging products.
  Chesapeake's 46 percent interest in Color-Box LLC, which is a joint venture with G-P. The venture designs and manufactures litho-laminated corrugated graphic packaging.

In January 2001, the Company announced the planned sale of its 5 percent equity interest in the Tissue JV (see Note 2), which comprised the remainder of the former Tissue segment, which has also been accounted for as a discontinued operation. The sale of the Tissue JV interest was completed on March 2, 2001.

Summarized results of discontinued operations are shown separately in the accompanying consolidated financial statements. Revenues for discontinued operations were $407.4 million, $765.3 million and $861.1 million for 2000, 1999 and 1998, respectively. The 2000 estimated net loss on disposal included asset valuation losses of $36.6 million related to net assets held for sale, charges of $9.4 million for severance and exit costs, estimated holding period operating losses of $14.1 million and a tax benefit of $16.5 million. The balance sheet at December 31, 1999, and the statements of cash flows for the years ended December 31, 2000, 1999 and 1998 have not been restated to reflect the divestitures of these businesses.

Interest costs charged to discontinued operations were $11.0 million, $30.0 million and $17.8 million for 2000, 1999 and 1998, respectively. Interest costs for periods subsequent to December 31, 2000, included in the estimated loss on disposal were $4.1 million. Interest costs include charges from debt specifically identified with the discontinued operations and an allocated amount based on the relationship of net assets to be discontinued to the sum of consolidated net assets plus nonallocable debt.

At December 31, 2000, net assets of the former Merchandising and Specialty Packaging segment and the Tissue JV to be sold consisted primarily of accounts receivable of $55 million, inventories of $32 million, property, plant and equipment of $110 million, goodwill of $63 million, investments in affiliates of $65 million and current liabilities of $40 million, amounting to $225.8 million after deducting the allowance for the estimated loss on disposal.

Notes to Consolidated Financial Statements (continued)

4. Restructuring/Special Charges

2000

The following table sets forth the details of the Company's restructuring/special charges recognized in 2000.

(in millions)	Paperboard Packaging	Corporate	Total
2000 provision:
Defense fees	$ -	$ 5.1	$ 5.1
Employment reduction	1.9	-	1.9
Facility closure	0.7	-	0.7
	2.6	5.1	7.7
Cash payments in 2000	-	(1.5)	(1.5)
Foreign currency translation	0.1	-	0.1
Balance December 31, 2000	$ 2.7	$ 3.6	$ 6.3

The 2000 restructuring/special charges of $7.7 million before income taxes consisted of the following:

  The Company revised its estimate of costs incurred to respond to an unsolicited proposal by Shorewood Packaging Corporation ("Shorewood") to acquire Chesapeake.
  In connection with the acquisition of First Carton, the Paperboard Packaging segment decided to close one of its operating facilities to eliminate excess capacity. Included in the costs of closure are severance expenses for approximately 160 employees and exit costs, which were offset in part by a pension termination benefit.

1999

In the fourth quarter of 1999, the Company recognized $38.0 million before taxes for restructuring/special charges. Of these charges $27.7 million related to ongoing operations and $10.3 million related to discontinued operations. The following table sets forth the activity in this reserve for continuing operations through December 31, 2000.

(in millions)	Paperboard Packaging	Corporate	Total
1999 provision	$ 18.2	$ 9.5	$ 27.7
1999 activity:
Non-cash items	(9.0)	-	(9.0)
Cash payments	(0.6)	(2.6)	(3.2)
2000 activity:
Cash payments	(7.9)	(6.9)	(14.8)
Foreign currency translation	(0.5)	-	(0.5)
Balance December 31, 2000	$ 0.2	$ -	$ 0.2

The 1999 restructuring/special charges for continuing operations of $27.7 million before income taxes consisted of the following:

  Employment reduction. In December 1999, the Company reviewed its organization and cost structures. As a result of this review, the Company recorded $9.5 million of severance costs associated with announced work force reductions of approximately 300 employees in the Paperboard Packaging segment and 10 corporate employees. In addition, there was a reduction of $1.3 million in the 1998 restructuring cost estimate for plant closure costs in the French operations.
  Asset impairment. As part of the Company's annual assessment of operating plans, it was determined that operating losses were expected to continue in the French operations acquired in 1996. As a result of this assessment, in the fourth quarter of 1999, the Company recorded an impairment charge of $10.3 million relating to the writedown of goodwill and other long-lived assets.
  Defense fees. Defense fees of $9.2 million represent costs incurred to respond to an unsolicited proposal by Shorewood to acquire Chesapeake.

Notes to Consolidated Financial Statements (continued)

1998

The 1998 restructuring charge of $11.8 million consisted primarily of a 5 percent reduction in the Company's global work force (approximately 250 employees) and facility consolidations through the elimination of redundant and overlapping positions. Of these charges, $3.2 million related to ongoing operations for severance and plant closure costs at the Company's French operations and $8.6 million related to discontinued operations. At December 31, 1999, the restructuring liability established by the 1998 plan, as adjusted for the revision in restructuring cost estimate for plant closure costs, was completely utilized.

5. Inventories

Inventories are valued at the lower of cost or market, determined principally by the average cost method.

Year-end inventories consist of:

(in millions)	2000	1999
Finished goods	$47.3	$ 41.8
Work-in-process	18.5	28.2
Materials and supplies	28.7	36.7
Total	$94.5	$106.7

6. Long- Term Assets

Property, plant and equipment is stated at cost, less accumulated depreciation. The costs of major rebuilds and replacements of plant and equipment are capitalized, and the costs of ordinary maintenance and repairs are charged to income as incurred. The costs of software developed or obtained for internal use are capitalized. When properties are sold or retired, their costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are reflected in income. Depreciation for financial reporting purposes is computed principally by the straight-line method over the estimated useful asset lives, which range from 10 to 40 years for buildings and improvements and generally 5 to 20 years for machinery and equipment.
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

7. Long-Term Debt

Long-term debt at year-end consists of:

(in millions)	2000	1999
Notes payable-banks:
Credit lines, interest 4.11% to 9.22%	$ 365.5	$ 40.5
Term loans, interest 2.50% to 4.09%	11.1	-
Unsecured notes:
10.375% notes	-	55.0
9.875% notes, due 2003	33.6	33.6
7.20% notes, due 2005	85.0	85.0
Loan notes, interest 7.00% to 8.47% due 2005	96.2	-
Loan notes, interest 6.16% due 2006	17.7	22.1
Industrial development authority obligations:
6.375% to 6.875% notes, due 2001-2003	3.3	4.5
6.25% to 6.375% notes, due 2019	50.0	50.0
5.55% notes	-	10.0
Other debt	19.4	15.0
Totals	681.8	315.7
Less current maturities	47.1	91.3
	$ 634.7	$ 224.4

Notes to Consolidated Financial Statements (continued)

Principal payments on debt for the next five years are: 2001, $47.1 million; 2002, $5.7 million; 2003, $42.9 million; 2004, $0.8 million; and 2005, $512.6 million.

The Company maintains credit lines with several banks, domestically and internationally, maturing in 2001-2005, under which it can borrow up to $486.5 million. Nominal facility fees are paid on the credit lines and interest is charged primarily at LIBOR plus a margin based on the Company's leverage ratio. Other lines of credit totaling $45.1 million are maintained with several banks on an uncommitted basis.

On February 23, 2000, Chesapeake terminated a bank commitment to make available to the Company a $1.075 billion senior credit facility (which commitment had been obtained in connection with Chesapeake's efforts to acquire Shorewood), which resulted in an extraordinary charge of $1.5 million after taxes. On the same date, the Company entered into a six-month $250 million senior credit facility to satisfy short-term liquidity requirements.

On June 15, 2000, Chesapeake terminated its six-month $250 million senior credit facility and entered into a five-year $450 million senior credit facility which has subsequently been amended. Interest accrues on the outstanding balance of the facility based upon Chesapeake's choice of the following rates: (i) an alternative base rate, which is equal to the higher of the administrative agent's base rate or the federal funds rate plus one-half of one percent, plus a margin determined by reference to the Company's leverage ratio; or (ii) LIBOR, based on U.S. dollars, British pounds or Euros, plus a margin, based on the Company's leverage ratio. The Company is required to pay a loan guarantee fee, which varies based on the Company's leverage ratio, on the outstanding loan note balance issued in connection with the Boxmore and First Carton acquisitions. In addition, the Company is required to pay a fee based on the total facility commitment and the Company's leverage ratio. The facility has customary covenants, including debt, stock repurchase, capital expenditure and acquisition limits, interest coverage, minimum EBITDA and net worth requirements. The facility is secured by a pledge of the inventory, receivables and intangible assets of the Company's U.S. subsidiaries, and the obligations of the Company's foreign subsidiaries under the facility are collateralized by a pledge of their stock.

During the third quarter of 2000, the Company determined that certain covenants in its $450 million bank credit facility relating to leverage and interest coverage needed to be addressed, primarily as a result of operating losses in the former Merchandising and Specialty Packaging segment. The Company received a waiver of these covenants for the fourth quarter of 2000. In February 2001, the bank credit facility was amended to change certain financial covenants for 2001. In addition, under the amended credit facility, any proceeds in excess of customary costs received by Chesapeake from the sales of its discontinued operations, other than its interest in the Tissue JV, must be used to permanently reduce the credit facility by up to $200 million. The credit facility must be reduced to $250 million by June 30, 2001, in order to avoid more stringent covenants, including the suspension of dividend payments.

Certain loan agreements include provisions permitting the holder of the debt to require the Company to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership or at certain biannual interest payment dates. Because of the availability of long- term financing through the Company's senior credit facility and the Company's intention to refinance called loan notes, these borrowings have been classified as long-term debt. In addition, various loan agreements contain provisions that restrict the disposition of certain assets, require the Company to maintain minimum EBITDA levels and restrict acquisitions, share repurchases and capital expenditures.

The Company has estimated the fair value of long-term debt for 2000 and 1999 to be $624.3 million and $213.5 million, respectively, compared to book values of $634.7 million and $224.4 million, respectively. The fair value is based on the quoted market prices for similar issues or current rates offered for debt of the same or similar maturities.

Notes to Consolidated Financial Statements (continued)

8. Financial Instruments and Risk Concentrations

Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less. The carrying amounts of temporary cash investments, trade receivables and trade payables approximate fair value because of the short maturities of the instruments.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments in high quality financial instruments and, by policy, limits the amounts of credit exposure related to any one instrument. Concentrations of credit risk in regard to trade receivables are limited due to the large number of customers and their dispersion across different industries and countries.

Assets and liabilities from foreign operations are translated at the exchange rate in effect at each year-end. Revenues and expenses are translated at the average rates of exchange prevailing during the year. Realized gains and losses resulting from foreign currency transactions are included in income.

The Company's strategy is to optimize the ratio of the Company's fixed to variable rate financing to maintain an acceptable level of exposure to the risk of interest rate fluctuation. To obtain this mix, the Company uses interest rate swaps that have the effect of converting specific debt obligations of the Company from variable to fixed rate, or vice versa, as required. The Company has entered into interest rate swap agreements under which it pays to counterparties a fixed interest rate and the counterparties pay the Company a variable interest rate based on LIBOR on a notional principal amount of $154.7 million. These contracts mature in March 2003 and November 2004 and the weighted-average pay rate and receive rate under the interest rate contracts were 6.15 percent and 5.86 percent, respectively, for the year ended December 31, 2000. The Company has estimated the fair value of the interest rate swap agreements to be a liability of approximately $1.9 million. The fair value of interest rate agreements was determined using a model that estimates fair values at market rates, or was based upon quoted market prices for similar agreements with similar maturities. The Company had no interest rate derivative instruments outstanding as of the end of 1999.

Chesapeake manages its foreign currency exposure primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. The Company periodically enters into forward contracts which mature in one year or less to hedge purchase commitments. As of December 31, 2000, and 1999, the Company had no material foreign currency derivative instruments outstanding.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" and, in June 1999 and June 2000, respectively, its amendments, Statements 137 and 138. The Company is required to adopt the new Statement effective January 1, 2001. SFAS 133, as amended, requires the Company to record all derivative instruments on the balance sheet as assets or liabilities, measured at fair market value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The new accounting standard will not significantly change the Company's approach to managing foreign currency or interest rate risks, as discussed in the preceding paragraphs. Chesapeake principally hedges against these exposures using forward exchange contracts and interest rate swaps. The contracts that have been designated as hedges of anticipated future cash flows will be marked to market through other comprehensive income (balance sheet adjustments) until such time as the related forecasted transactions affect earnings. Based on the Company's derivatives positions at December 31, 2000, the Company estimates that upon adoption of SFAS 133, as amended, it will report a decrease in other comprehensive income of approximately $1.9 million.

Notes to Consolidated Financial Statements (continued)

9. Income Taxes

Income tax expense (benefit) consists of:

(in millions)	2000	1999	1998
Currently (receivable) payable:
Federal	$ (8.3)	$ 50.8	$ 1.5
State	(2.0)	5.2	(2.4)
Foreign	9.0	10.3	-
Total current	(1.3)	66.3	(0.9)
Deferred:
Federal	4.9	(28.1)	(0.1)
State	0.9	(2.8)	0.6
Foreign	1.9	(5.2)	-
Total deferred	7.7	(36.1)	0.5
Total income tax expense (benefit)	$ 6.4	$ 30.2	$ (0.4)

Significant components of the year-end deferred income tax assets and liabilities are:

(in millions)	2000	1999
Postretirement medical benefits	$ 5.6	$ 4.2
Accrued liabilities	8.9	10.5
Foreign exchange losses	4.7	2.8
Inventory reserves	0.2	0.9
Tax carryforward benefits	13.3	12.2
Loss on discontinued operations	16.5	-
Valuation allowance	(11.0)	(11.0)
Other	6.0	10.4
Deferred tax assets	44.2	30.0
Accumulated depreciation/depletion	(48.8)	(36.9)
Deferred gain on contribution of assets to Tissue JV	(196.6)	(182.1)
Pension accrual	(6.7)	(2.4)
Other	(2.7)	(2.5)
Deferred tax liabilities	(254.8)	(223.9)
Net deferred taxes	$ (210.6)	$ (193.9)

The valuation allowance relates to state and foreign income tax net operating loss carryforwards and credits that expire from 2001 through 2010. The deferred gain on the contribution of assets relates to the formation of the Tissue JV (see Note 2).

The differences between the Company's effective income tax rate and the statutory federal income tax rate are:

	2000	1999	1998
Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	(4.0)	2.0	(40.7)
Goodwill and other purchase accounting adjustments	20.0	1.8	-
Foreign tax rate difference	(7.6)	(0.7)	-
Foreign losses not benefited	1.7	0.5	27.0
Other, net	(8.5)	1.0	(7.9)
Consolidated effective income tax rate	36.6%	39.6%	13.4%

The Company's intention is to permanently reinvest the undistributed earnings of its foreign subsidiaries, thus no United States income taxes have been provided on these earnings.

10. Employee Retirement and Postretirement Benefits

The Company maintains several noncontributory defined benefit retirement plans covering substantially all U.S. and certain foreign employees. Pension benefits are based primarily on the employees' compensation and/or years of service. Annual pension costs have been actuarially determined as of October 1, 2000 and 1999. The net periodic cost includes amortization of prior service costs over periods of the greater of 15 years or the average remaining employee service period.

The Company also provides certain healthcare and life insurance benefits to certain hourly and salaried employees who retire under the provisions of the Company's retirement plans. The Company does not pre- fund these benefits.

Notes to Consolidated Financial Statements (continued)

The following schedules present the changes in the plans' benefit obligations and fair values of assets for 2000 and 1999:

	Pensions Benefits		Postretirement Benefits Other Than Pensions
(in millions)
	2000	1999	2000	1999
Benefit obligation at beginning of year	$ 257.4	$ 120.7	$ 16.2	$ 21.9
Acquisitions (divestitures)	5.3	182.6	-	(5.9)
Service cost	9.4	9.5	0.1	0.6
Interest cost	16.1	14.8	1.2	1.4
Plan participants' contributions	2.9	2.2	0.1	0.1
Amendments	0.1	0.1	-	(0.6)
Actuarial (gain) loss	3.9	(24.2)	(1.3)	1.5
Curtailments	(2.3)	(4.9)	-	(1.1)
Settlements	-	(31.5)	-	-
Special termination benefits	-	0.5	-	-
Exchange rate changes	(14.1)	(1.0)	-	-
Benefits paid	(14.4)	(11.4)	(2.2)	(1.7)
Benefit obligation at end of year	264.3	257.4	14.1	16.2
Fair value of plan assets at beginning of year	268.6	110.9	-	-
Acquisition	(0.2)	181.1	-	-
Actual return on plan assets	34.0	9.3	-	-
Employer contributions	8.0	8.0	2.1	1.6
Plan participants' contributions	2.9	2.2	0.1	0.1
Settlements	(0.2)	(30.8)	-	-
Exchange rate change	(14.0)	(0.7)	-	-
Benefits paid	(14.4)	(11.4)	(2.2)	(1.7)
Fair value of plan assets at end of year	284.7	268.6	-	-

	Pensions Benefits		Postretirement Benefits Other Than Pensions
(in millions)	2000	1999	2000	1999
Funded status at December 31	20.4	11.2	(14.1)	(16.2)
Unrecognized actuarial loss	(4.4)	5.7	(1.2)	0.1
Unrecognized transition obligation	1.2	(1.7)	-	-
Unrecognized prior service cost	1.6	1.7	(0.3)	(0.4)
Contributions made between measurement date and fiscal year end	0.6	0.1	-	-
Net amount recognized	$ 19.4	$ 17.0	$ (15.6)	$ (16.5)

The fair value of plan assets and benefit obligations for pensions in 2000 reflect the acquisition of Boxmore and First Carton and the plan to close an operating facility in the Paperboard Packaging segment, including the elimination of certain postretirement benefits for the employees as a curtailment. The fair value of plan assets and benefit obligations for pensions in 1999 reflects the acquisition of Field Group and the contribution of substantially all of the assets and liabilities of WT to the Tissue JV. The benefit obligations for postretirement benefits reflect the contribution of substantially all of the assets and liabilities of WT to the Tissue JV as a divestiture and the elimination of certain postretirement benefits for the employees as a curtailment.

The following table provides the amounts recognized in the statement of financial position as of December 31 of each year:

	Pensions Benefits		Postretirement Benefits Other Than Pensions
(in millions)
	2000	1999	2000	1999
Prepaid benefit cost	$ 32.5	$ 28.1	$ -	$ -
Accrued benefit liability	(16.1)	(16.2)	(15.6)	(16.5)
Intangible asset	0.2	0.8	-	-
Accumulated other comprehensive income	2.8	4.3	-	-
Net amount recognized	$ 19.4	$ 17.0	$(15.6)	$(16.5)

Notes to Consolidated Financial Statements (continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $20.5 million, $20.4 million and $6.4 million, respectively, at the end of 2000, and $22.3 million, $21.2 million and $6.4 million, respectively, at the end of 1999. Postretirement benefit obligations have no plan assets. The aggregate benefit obligation for those plans was $14.1 million at the end of 2000 and $16.2 million at the end of 1999.

The following table provides the components of net periodic benefit cost for the plans:

	Pensions Benefits			Postretirement Benefits Other Than Pensions
(in millions)
	2000	1999	1998	2000	1999	1998

Service cost	$ 9.4	$ 9.5	$ 3.6	$ 0.1	$ 0.6	$ 0.7
Interest cost	16.1	14.8	7.3	1.2	1.4	1.5
Expected return on plan assets	(22.1)	(19.7)	(9.0)	-	-	-
Amortization of unrecognized transition obligation	(0.5)	(0.7)	(0.7)	-	-	-
Prior service cost recognized	0.2	0.4	0.5	-	-	-
Recognized actuarial loss	0.3	0.7	0.6	-	-	-
Net periodic benefit cost	3.4	5.0	2.3	1.3	2.0	2.2
(Gain) loss due to curtailment	(2.3)	(2.9)	1.2	-	-	-
Net periodic benefit cost after curtailments	$ 1.1	$ 2.1	$ 3.5	$ 1.3	$ 2.0	$ 2.2

During 2000, the Company decided to close a redundant operating facility in the Paperboard Packaging segment (see Note 4), resulting in a net pre-tax curtailment gain of approximately $2.3 million.

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

Assumptions used in determining the net domestic pension credit (based on beginning-of-the-year assumptions) for 2000 and 1999, and related pension and postretirement benefits obligations (based on year-end assumptions), as of October 1 were:

	Pensions Benefits			Postretirement Benefits Other Than Pensions
	2000	1999	1998	2000	1999	1998
Discount rate	7.75%	7.50%	6.75%	7.75%	7.50%	6.75%
Expected return on plan assets	9.25%	9.25%	9.50%	N/A	N/A	N/A
Rate of compensation increase	4.50%	4.50%	4.75%	4.50%	4.50%	4.75%

Notes to Consolidated Financial Statements (continued)

The assumptions used in the determination of the net foreign pension credit (based on beginning-of-the-year assumptions) for 2000 and 1999 and related pension benefits obligations (based on year-end assumptions), as of October 1 were:

	2000	1999	1999*
Discount rate	6.00%	6.00%	5.50%
Expected return on plan assets	8.00%	8.00%	7.50%
Rate of compensation increase	4.00%	4.00%	4.00%
* Beginning of year for 1999 assumptions

For measurement purposes, a 6.5 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2000. The rate was assumed to decrease gradually each year to a rate of 5.5 percent for 2002 and remain at that level thereafter.

In regards to postretirement benefits, a one percent change in assumed healthcare cost trend rates would have the following effects:

(in millions)	One Percent Increase	One Percent Decrease
Effect on total of service and interest cost	$0.1	$(0.1)
Effect on postretirement benefit obligation	0.5	(0.5)

11. Stockholders' Equity

Chesapeake Corporation currently has 60 million authorized shares of common stock, $1.00 par value, of which 15,095,046 shares were outstanding as of December 31, 2000. In accordance with board of directors authorizations, the Company repurchased and immediately retired 2.5 million shares in 2000, 4.2 million shares in 1999 and 0.2 million shares in 1998, for aggregate purchase prices of $71.3 million, $137.1 million and $6.9 million, respectively.

In addition to its common stock, the Company's authorized capital includes 500,000 shares of preferred stock ($100.00 par), of which 100,000 shares are designated as Series A Junior Participating Preferred Stock ("Series A Preferred"). No preferred shares were outstanding during the three years ended December 31, 2000.

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

Earnings Per Share ("EPS")

Basic EPS is calculated using the weighted-average number of outstanding common shares for the period, which were 15,768,479 in 2000; 20,147,593 in 1999; and 21, 202,801 in 1998. Diluted EPS reflects the potential dilution that could occur if securities are exercised or converted into common stock or result in the issuance of common stock that would then share in earnings. Shares used in the diluted EPS calculation were 15,988,941 in 2000; 20,435,662 in 1999; and 21,202,801 in 1998.

12. Stock Option and Award Plans

At December 31, 2000, the Company had three stock compensation plans for employees and officers. Under the 1997 Incentive Plan, the Company may grant stock options, stock appreciation rights ("SARs"), stock awards, performance shares or stock units, and may make incentive awards, to the Company's key employees and officers. The options outstanding were awarded under the Company's

1993 and 1997 Incentive Plans and the 1987 Stock Option Plan. Up to 4,348,551 shares may be issued pursuant to stock option and award plans; however, the board of directors has stated that all future grants will be made only from those shares available under the 1997 Incentive Plan, which has 1,929,385 shares issuable at December 31, 2000.

The Company has a Directors' Stock Option and Deferred Compensation Plan that provides for annual grants of stock options to nonemployee directors. Up to 350,000 shares may be issued pursuant to the directors' plan.

Stock Options

Stock options are generally granted with an exercise price equal to the market value of the common stock on the date of the grant, expire 10 years from the date they are granted, and generally vest over a three-year service period.

The following schedule summarizes stock option activity for the three years ended December 31, 2000:

	Number of Stock Options	Weighted-Average Exercise Price
Outstanding, January 1, 1998	1,025,197	$27.29
Granted	245,450	38.11
Exercised	(79,866)	22.75
Forfeited/expired	(21,765)	29.96
Outstanding, December 31, 1998	1,169,016	29.82
Granted	389,200	28.32
Exercised	(128,181)	23.63
Forfeited/expired	(147,446)	31.99
Outstanding, December 31, 1999	1,282,589	29.73
Granted	519,950	28.80
Exercised	(30,150)	23.31
Forfeited/expired	(164,355)	31.22
Outstanding, December 31, 2000	1,608,034	$29.41
Exercisable:
December 31, 1998	746,831
December 31, 1999	813,713
December 31, 2000	922,876
Weighted-average fair value of options granted during the year:
1998	$10.36
1999	$ 7.14
2000	$ 7.06

The Black-Scholes option pricing model was used to estimate fair value as of the date of grant using the following assumptions:

	2000	1999	1998
Dividend yield	3.0%	2.8%	2.1%
Risk-free interest rates	4.8%	5.3%	5.6%
Volatility	30.3%	27.8%	26.6%
Expected option term (years)	6.0	6.0	6.0

The Company uses the intrinsic-value-based method of accounting for its stock option plans. Under the intrinsic-value-based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock.

Had the compensation cost for the Company's stock option plans been determined based on the fair value at the grant date, the Company's pro forma net income and earnings per share amounts would be as follows:

(in millions, except per share data)	2000	1999	1998
Net (loss) income
As reported	$(67.3)	$250.8	$47.3
Pro forma	(69.0)	249.3	45.8
Earnings per share
As reported
Basic	$(4.26)	$12.48	$2.23
Diluted	(4.20)	12.29	2.23
Pro forma
Basic	$(4.37)	$12.40	$2.16
Diluted	(4.31)	12.22	2.16

 Pro forma disclosures for stock option accounting may not be representative of the effects on reported net income in future years.

Notes to Consolidated Financial Statements (continued)

Information about options outstanding at December 31, 2000, is summarized below:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$15.00-$20.00	75,187	1.8	$19.23	75,187	$19.23
$20.00-$25.00	209,535	4.7	23.69	178,535	23.60
$25.00-$30.00	785,084	8.0	28.40	209,588	27.86
$30.00-$35.00	361,513	6.0	32.79	331,661	32.94
$35.00-$40.00	176,715	7.5	38.09	127,905	37.99
	1,608,034	6.8	$29.41	922,876	$29.56

Restricted Stock

During 2000, 1999 and 1998, the executive compensation committee of the board of directors made grants of restricted stock to the Company's officers and certain managers for the 1998-2001 Performance Cycle of the Long-term Incentive Program under the 1997 Incentive Plan. In order to receive these awards, the participants were required to place shares of stock, of which at least one-half were required to be newly acquired shares, on deposit with the Company. For each share of stock placed on deposit, the participant received up to two shares of time- based restricted stock and up to one and one-half shares of performance-based restricted stock. The time-based restricted stock granted in 1998 will vest in 25 percent installments at the end of each year from 1998 to 2001, the 1999 grants will vest in one-third installments at the end of each year from 1999 to 2001 and the 2000 grants will vest in 50 percent installments in 2000 and 2001. The performance-based restricted stock will be earned any time after June 30, 1999, that the Company's return on equity ("ROE") over the prior five calendar quarters meets the goals set by the executive compensation committee. This performance-based restricted stock will be forfeited if the ROE goals are not achieved. During 1999, the first ROE target was achieved and a related percentage of performance-based restricted stock vested. During 2000, the ROE goals were not achieved and no performance-based restricted stock vested.

Information about restricted stock and stock units is shown below:

	2000	1999	1998
Outstanding grants January 1	180,272	228,958	64,690
New shares granted	21,000	78,930	203,811
Shares forfeited	(38,828)	(3,845)	(3,455)
Shares vested	(43,171)	(123,771)	(36,088)
Outstanding grants December 31	119,273	180,272	228,958

Performance Shares

During 1996, the executive compensation committee of the board of directors granted incentive opportunities and performance shares to the Company's officers and certain managers for the 1996-2000 Performance Cycle of the Long-term Incentive Program under the 1993 Incentive Plan. During 1999, due to the contribution of the tissue business to the Tissue JV, the compensation committee replaced a portion of the potential incentive opportunity for the 1996-2000 Performance Cycle with additional performance shares. A portion of the performance shares were earned and converted to restricted stock in 1997 when Chesapeake's common stock price exceeded $35.00 per share. All remaining shares were forfeited during 2000.

Notes to Consolidated Financial Statements (continued)

Information about performance shares is shown below:

	2000	1999	1998
Outstanding grants January 1	100,385	57,800	79,308
New shares granted	-	43,600	-
Shares forfeited	(100,385)	(1,015)	(21,508)
Outstanding grants December 31	-	100,385	57,800

Stock Purchase Plans

The Company has stock purchase plans for certain eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased based on participant and Company contributions. At December 31, 2000, 767,510 shares remain available for issuance under these plans.

401(k) Savings Plans

The Company also sponsors, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, pre-tax savings programs for eligible salaried and hourly employees. Participants' contributions are matched up to designated contribution levels by the Company. Contributions are invested in several investment options, which may include Chesapeake common stock, as selected by the participating employee. At December 31, 2000, 300,000 shares of Chesapeake common stock are reserved for issuance under these programs.

The charges to income from continuing operations for all stock option and award plans approximated $1.9 million in 2000, $2.4 million in 1999 and $2.0 million in 1998.

13. Supplemental Balance Sheet and Cash Flow Information

Balance Sheet Information

(in millions)	2000	1999
Accrued expenses:
Compensation and employee benefits	$31.6	$ 44.3
Restructuring	6.5	19.4
Interest	10.9	6.6
Other	49.2	41.3
Totals	$98.2	$111.6

Cash Flow Information

(in millions)	2000	1999	1998
Cash paid for:
Interest, net	$39.1	$35.3	$24.8
Income taxes, net of refunds	6.1	50.6	19.3
Supplemental investing and financing non-cash transactions:
Issuance of common stock for employee benefit plans	$ 2.1	$ 2.7	$ 3.6
Dividends declared not paid	3.3	3.9	4.7
Real estate transactions	-	0.3	-
Assets obtained by capital lease	1.9	-	4.5

14. Commitments and Contingencies

Lease Obligations

The Company leases certain assets (principally manufacturing equipment, office space, transportation and information processing equipment) generally for three- to five- year terms. Rental expense for operating leases for continuing operations totaled $5.6 million for 2000, $2.6 million for 1999 and $1.5 million for 1998. As of December 31, 2000, aggregate minimum rental payments in future years on noncancelable operating leases approximated $18.6 million. The amounts applying to future years are: 2001, $4.5 million; 2002, $3.3 million; 2003, $2.6 million; 2004, $1.6 million; 2005, $1.4 million; and thereafter, $5.2 million.

Notes to Consolidated Financial Statements (continued)

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

In relation to the kraft products mill located in West Point, Virginia formerly owned and operated by Chesapeake Paper Products, L.L.C., which was sold to St. Laurent Paperboard (U.S.) Inc. ("St. Laurent") in May 1997, the Company may have an indemnification obligation to St. Laurent with regard to notices of alleged environmental violations issued by the United States Environmental Protection Agency ("EPA") and the Virginia Department of Environmental Quality ("DEQ") in April 1999. The Company's indemnification obligation with respect to such matters is capped at $50.0 million and, in certain circumstances, is subject to a $2.0 million deductible. The Company and St. Laurent have jointly responded to and are defending against the matters alleged in the notice of violations, and have presented an initial settlement offer, consisting primarily of engineering measures, to the EPA and DEQ. The ultimate cost, if any, to the Company relating to the alleged environmental violations cannot be determined with certainty at this time due to the absence of a determination that any violations of applicable laws occurred and, if any violations are ultimately found to have occurred, a determination of (i) any required remediation costs and penalties subsequent to negotiation with the EPA and DEQ, and (ii) whether St. Laurent would be entitled to indemnification from the Company.

The Company is a party to various other legal actions, which are ordinary and incidental to its business. While the outcome of environmental and legal actions cannot be predicted with certainty, the Company believes the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

15. Business Segment Information

In the fourth quarter of 2000, the Company decided to sell the principal businesses included in its former Merchandising and Specialty Packaging segment and has sold its 5 percent interest in the Tissue JV, which comprised the remainder of the former Tissue segment. Accordingly, these segments have been accounted for as discontinued operations (see Note 3). Chesapeake now operates in three business segments - Paperboard Packaging, Plastic Packaging and Forest Products/Land Development. The Paperboard Packaging segment is comprised of Field Group, the paperboard packaging operations of Boxmore, First Carton and Green Printing. These operations produce folding cartons and packaging products primarily for pharmaceutical/healthcare, premium branded consumer product and food/household markets. The results of operations of the 2000 and 1999 acquisitions are included in the consolidated segment results since their respective acquisition dates (see Note 2). The Plastic Packaging segment is comprised of the plastic-based packaging operations of Boxmore, and the results of operations are included since the February 2000 acquisition date (see Note 2). Plastic Packaging produces plastic containers and closures primarily for food/beverage, pharmaceutical/healthcare and agricultural/industrial markets. The Forest Products/Land Development segment manages the Company's timberlands and real estate holdings (see Note 2). The Company's discontinued Tissue segment was comprised of the commercial and industrial tissue operations of WT and Wisconsin Tissue de Mexico, which were contributed to the Tissue JV effective October 3, 1999 (see Note 2). The Company's other discontinued operation, Merchandising and Specialty Packaging, produces and sells point- of- sale displays, graphic packaging and corrugated shipping containers. General corporate expenses are shown as Corporate.

Segments are determined by the "management approach" as described in SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which the Company adopted in 1998. Management assesses operations based on earnings before interest and taxes ("EBIT") derived from similar groupings of products and services. In line with management's assessment of performance, gains on the sale of businesses and restructuring/special charges are excluded from operating income.

Certain businesses that have the same or similar products, production processes, customers, performance expectations or other economic characteristics have been aggregated for segment presentation.

There were no material intersegment sales in 2000, 1999 or 1998. No single customer represented more than 10 percent of total net sales. Net sales are attributed to geographic areas based on the location of the segment's geographically managed operations. Segment identifiable assets are those that are directly used in segment operations. Timberlands and real estate are included in the Forest Products/Land Development segment. Corporate assets are cash, certain nontrade receivables and other assets. Long-lived assets are primarily property, plant and equipment, real estate held for development and goodwill.

Notes to Consolidated Financial Statements (continued)

Financial information by business segment:

(in millions)	2000	1999	1998

Net sales:
Paperboard Packaging	$ 547.1	$ 353.8	$ 44.5
Plastic Packaging	86.4	-	-
Forest Products/Land Development	21.2	42.9	44.8
Consolidated net sales	$ 654.7	$ 396.7	$ 89.3
EBIT (Earnings before interest and taxes):
Paperboard Packaging	$ 50.7	$ 25.5	$ (2.1)
Plastic Packaging	7.2	-	-
Forest Products/Land Development	15.5	16.4	16.3
Corporate	(20.0)	(18.3)	(12.7)
	53.4	23.6	1.5
Gain on sale of businesses	-	80.8	-
Restructuring/special charges	(7.7)	(27.7)	(3.2)
Income (loss) from continuing operations before interest, taxes, cumulative effect of accounting change, and extraordinary item	$ 45.7	$ 76.7	$ (1.7)
Identifiable assets:
Paperboard Packaging	$ 982.0	$ 579.0	$ 34.6
Plastic Packaging	185.4	-	-
Forest Products/Land Development	35.0	34.1	121.4
Corporate	112.7	404.2	79.8
Discontinued operations	225.8	355.9	743.6
Consolidated assets	$1,540.9	$1,373.2	$979.4
Capital expenditures
Paperboard Packaging	$ 43.6	$ 23.5	$ -
Plastic Packaging	6.2	-	-
Forest Products/Land Development	-	3.1	7.8
Corporate	1.3	12.0	4.6
Discontinued operations	26.2	43.8	60.9
Totals	$ 77.3	$ 82.4	$ 73.3
Depreciation, amortization and cost of timber harvested:
Paperboard Packaging	$ 42.8	$ 28.7	$ 2.2
Plastic Packaging	8.9	-	-
Forest Products/Land Development	0.1	2.1	3.6
Corporate	1.4	2.1	1.4
Discontinued operations	20.4	48.3	55.1
Totals	$ 73.6	$ 81.2	$ 62.3
Geographic information:
Net sales:
United States	$ 42.2	$ 42.9	$ 44.8
United Kingdom	412.1	251.8	-
France	69.4	54.7	44.5
Other	131.0	47.3	-
Total	$ 654.7	$ 396.7	$ 89.3
Long-lived assets:
United States	$ 114.2	$ 322.4	$636.0
United Kingdom	761.9	336.1	-
France	34.1	26.2	21.8
Other	96.6	77.6	8.2
Total	$1,006.8	$ 762.3	$666.0

Recent Quarterly Results (Unaudited)

Quarter

Net Sales
		Gross Profit	Income from Continuing Operations Before Extraordinary Item
Net Income (Loss)

(dollar amounts in millions)
except per share amounts

1999:

First	$ 38.4	$ 7.1	$ 0.3	$ 8.5
Second	115.5	20.4	2.1	8.4
Third (a)	122.8	26.0	58.8	65.8
Fourth (b)	120.0	26.2	(15.1)	168.1
Year (a,b)	$396.7	$ 79.7	$ 46.1	$250.8

2000:

First (c)	$134.2	$ 25.5	$ 2.3	$ (3.8)
Second (c)	160.3	34.7	3.4	1.5
Third (d)	165.9	41.8	3.2	(1.7)
Fourth (e)	194.3	44.4	2.3	(63.3)
Year (c,d,e)	$654.7	$146.4	$ 11.2	$(67.3)

Recent Quarterly Results (Unaudited) (continued)

	Per Share
	Income from Continuing Operations Before Extraordinary Item		Earnings (Loss)		Dividends Declared	Stock Price
Quarter	Basic	Diluted	Basic	Diluted		High	Low

1999:

First	$ 0.01	$ 0.01	$ 0.40	$ 0.39	$0.22	$37.88	$25.75
Second	0.10	0.10	0.39	0.39	0.22	38.63	26.38
Third (a)	2.87	2.83	3.21	3.16	0.22	37.50	29.19
Fourth (b)	(0.87)	(0.87)	9.66	9.66	0.22	34.44	27.38
Year (a,b)	$ 2.29	$ 2.26	$12.48	$12.29	$0.88

2000:

First (c)	$ 0.13	$ 0.13	$(0.22)	$(0.22)	$0.22	$30.75	$20.19
Second (c)	0.22	0.21	0.10	.09	0.22	35.75	28.25
Third (d)	0.21	0.21	(0.11)	(0.11)	0.22	31.25	18.81
Fourth (e)	0.15	0.15	(4.22)	(4.19)	0.22	22.88	16.75
Year (c,d,e)	$ 0.71	$ 0.70	$(4.26)	$(4.20)	$0.88
  Continuing operations included an after-tax gain on the sale of the Building Products business and approximately 278,000 acres of timberland, net of a revision of estimated costs associated with the 1997 sale of the Kraft Products business segment, of $51.8 million, or $2.52 and $2.48 per basic and diluted share for the third quarter, respectively, and $2.57 and $2.53 per basic and diluted share for the year, respectively.
  Continuing operations included after-tax restructuring/special charges of $20.1 million, or $1.16 per diluted share for the quarter and $0.98 per diluted share for the year, and net income included a charge to adjust the gain on sale of the Building Products business and timberland of $3.8 million, or $0.22 per diluted share for the quarter and $0.18 per diluted share for the year.
  In November 2000, following a detailed review of its U. S. display business, the Company restated its first and second quarter results. The restatement had the effect of reducing previously reported net income for the first quarter of 2000 by approximately $4.7 million, or $0.27 per share, and reducing previously reported earnings for the second quarter of 2000 by approximately $0.3 million, or $0.02 per share, to reflect adjustments primarily related to the allowance for doubtful accounts, inventory obsolescence, lower-than-expected full-year sales volume, and the revaluation of inventory standards.
  Continuing operations included after-tax restructuring/special charges of $2.7 million, or $0.17 per diluted share for the quarter and $0.16 per diluted share for the year.
  Continuing operations included after-tax restructuring/special charges of $2.0 million, or $0.13 per diluted share for the quarter and $0.13 per diluted share for the year.

Report of Management

Chesapeake Corporation 2000 Annual Report Chesapeake Corporation is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and include amounts based on currently available information and judgments and estimates made by management.

To fulfill its responsibilities, Chesapeake maintains and continues to refine a system of internal accounting controls. This system provides reasonable, but not absolute, assurance at appropriate cost that the Company’s assets are safeguarded, transactions are executed in accordance with proper management authorization, and the financial records are reliable for the preparation of financial statements. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed related benefits. Chesapeake’s internal controls system is supported by written policies and procedures, the Company’s internal audit function, and the selection and training of qualified personnel. Chesapeake’s financial managers are responsible for implementing effective internal control systems and monitoring their effectiveness.

As indicated in the report from our independent accountants, PricewaterhouseCoopers LLP performs an annual audit of Chesapeake’s consolidated financial statements for the purpose of determining that the statements are presented fairly, in all material respects, in conformity with generally accepted accounting principles in the United States of America, which includes consideration of the internal control structure. The independent accountants are appointed annually by Chesapeake’s board of directors based upon a recommendation by the audit committee.

The audit committee of the board of directors, on behalf of the Company’s stockholders, oversees management’s financial reporting responsibilities. The audit committee is composed solely of outside directors, and meets periodically with the Company’s management, internal auditors and independent accountants to review internal accounting controls and financial reporting practices and the nature, extent and results of audit efforts. The independent accountants and the internal auditors have direct and independent access to the audit committee and senior management.

/s/ Thomas H. Johnson

     Thomas H. Johnson

    Chairman, President & Chief Executive Officer

/s/ William T. Tolley

     William T. Tolley

    Senior Vice President – Finance & Chief Financial Officer

February 2, 2001

Report of Independent Accountants

To the Stockholders and Board of Directors Chesapeake Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows, and of changes in stockholders' equity (appearing on pages 24 to 44) present fairly, in all material respects, the financial position of Chesapeake Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain timber reforestation costs in 1998.

 /s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Richmond, Virginia

February 2, 2001, except as to information in Notes 2, 3 and 15, for which the date is March 2, 2001

Five-Year Comparative Record

	2000(1)	1999(2)	1998(3)	1997(4)	1996
(dollar amounts in millions, except per share data)

Operating Results:
Net sales	$654.7	$396.7	$ 89.3	$240.3	$431.2
Income (loss) from continuing operations before extraordinary item and cumulative effect of accounting change	11.2	46.1	(2.4)	39.7	(15.0)
Discontinued operations	(77.0)	204.7	36.4	11.2	45.1
Extraordinary item, net of income taxes	(1.5)	-	-	(2.3)	-
Cumulative effect of accounting change, net of income taxes	-	-	13.3	-	-
Net (loss) income	(67.3)	250.8	47.3	48.6	30.1
Cash dividends declared on common stock	13.4	17.0	17.5	18.3	18.8
Net cash provided by (used in) operating activities	31.1	(8.1)	90.4	(31.4)	131.2
Common Stock
Number of stockholders of record at year-end	5,920	6,369	6,741	6,564	7,567
Shares outstanding at year-end (000s)	15,095	17,509	21,439	21,330	23,398
Per Share:
Basic earnings from continuing operations before extraordinary item and cumulative effect of accounting change	$ 0.71	$ 2.29	$(0.11)	$ 1.72	$(0.64)
Basic earnings	(4.26)	12.48	2.23	2.10	1.28
Diluted earnings from continuing operations before extraordinary item and cumulative effect of accounting change	$ 0.70	$ 2.26	$(0.11)	$ 1.70	$(0.64)
Diluted earnings	(4.20)	12.29	2.23	2.08	1.28
Dividends declared	0.88	0.88	0.82	0.80	0.80
Year-end stockholders' equity	23.13	31.53	20.71	19.84	20.05
Financial Position at Year-end:
Working capital	$ 36.5	$291.0	$155.8	$166.0	$161.3
Property, plant and equipment, net	372.2	355.7	543.2	508.3	863.5
Total assets	1,540.9	1,373.2	979.4	921.9	1,290.2
Total capital	1,210.1	992.4	788.0	754.7	1,095.4
Long-term debt	634.7	224.4	270.4	264.3	499.4
Deferred income taxes	226.2	216.3	74.3	67.3	126.9
Stockholders' equity	349.2	551.7	443.3	423.1	469.1
Percent of long-term debt:
To total capital	52.5%	22.6%	34.3%	35.0%	45.6%
To stockholders' equity	181.8	40.7	61.0	62.5	106.5
Additional Data:
Number of employees at year-end	8,720	6,616	5,557	5,184	6,914

Notes to Five-Year Comparative Record:

Accounting policies are stated in the Notes to Consolidated Financial Statements. Additional information that may affect the comparability of the information in the Five-Year Comparative Record is set forth under the captions "Nonrecurring Items," "Discontinued Operations," "Restructuring" and "Acquisitions" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(1) Continuing operations include after-tax restructuring/special charges of $4.7 million, or $0.29 per diluted share.

(2) Continuing operations include after-tax restructuring/special charges of $20.1 million, or $0.98 per diluted share, and an after-tax gain on the sale of businesses of $48.0 million, or $2.35 per diluted share.

(3) Continuing operations include an after-tax restructuring charge of $3.2 million, or $0.15 per diluted share.

(4) Continuing operations include an after-tax gain of $49.1 million, or $2.07 per diluted share, on the sale of the Kraft Products segment, and after-tax restructuring/special charges of $10.8 million, or $0.45 per diluted share.

Locations

Continuing Operations

Paperboard Packaging - Field Group

Belgium: Bornem, Brussels, Ghent;

England: Bedford, Birmingham, Bourne, Bradford, Bristol, Congleton, Greenford, Leicester, Loughborough, Newcastle, Nottingham, Portsmouth*, Tewkesbury, Thatcham;

France: Angouleme, Avallon, Bordeaux*, Ezy sur Eure, Lisses, Migennes, St. Pierre des Corps, Ussel*;

Germany: Bremen, Bunde, Duren, Frankfurt*, Stuttgart;

Netherlands: Oss;

Northern Ireland: Newtonabbey;

Republic of Ireland: Dublin*, Limerick, Westport;

Scotland: Bellshill, East Kilbride, Edinburgh, Glasgow;

Spain: Madrid*

United States: Lexington, NC;

Wales: Wrexham.

Plastic Packaging - Boxmore Plastics

England: Crewe*;

France: St. Etienne;

Northern Ireland: Lurgan;

People's Republic of China: Kunshan;

Republic of Ireland: Cavan;

South Africa: Harrismith*, Capetown.

Corporate Headquarters

1021 East Cary Street, Box 2350

Richmond, Virginia 23218-2350*

804-697-1000

www.cskcorp.com

Land Development

Delmarva Properties, Inc.

United States: Richmond*, VA

Shared Services

United States: Richmond*, VA

Discontinued Operations

Merchandising & Specialty Packaging

Chesapeake Display & Packaging Company

Canada: Toronto, Ontario

France: Noisy-le-Grand*, Rosny-sous-Bois, Paris*;

People's Republic of China: Hong Kong*;

Spain: Barcelona;

United Kingdom: Leicester;

United States: Glendale, Visalia*, Madera, CA; Bethel, CT; Dubuque, Marion, Monticello, IA; Westmont, IL; Richmond, IN; Erlanger, KY; Boston, MA; Pelahatchie, MS; Rural Hall*, Winston-Salem, NC; Cinnaminson*, Moorestown, NJ; Mt. Vernon*, NY; Sharonville, OH.

Chesapeake Packaging

United States: Denver*, CO; St. Anthony, IN; Louisville, KY; Warren County, NC; Binghamton, Buffalo, Scotia, Utica, NY; Madison, OH; Scranton, PA; Richmond*, VA

* Leased real property