Form 10-K405, Exhibit 13
period 2001-12-30
CHESAPEAKE CORP /VA/
filed 2002-03-14
CIK 19731

BUSINESS SEGMENT HIGHLIGHTS

The following tables set forth net sales and earnings before interest and taxes and restructuring/special charges ("EBIT") by continuing business segment. The pro forma information (unaudited) is presented as if all 2000 and 1999 acquisitions and dispositions had occurred on January 1, 1999.

	As Reported		Pro Forma

(in millions)	Net Sales	EBIT	Net Sales	EBIT

2001
Paperboard Packaging	$671.4	$62.1
Plastic Packaging	98.5	3.0
Land Development	20.6	15.0
Corporate/Other	–	(19.5)

Total Continuing Operations	$790.5	$60.6

2000
Paperboard Packaging	$547.1	$50.7	$678.3	$62.5
Plastic Packaging	86.4	7.2	101.8	7.5
Land Development	21.2	15.5	21.2	15.5
Corporate/Other	–	(20.0)	–	(17.4)

Total Continuing Operations	$654.7	$53.4	$801.3	$68.1

1999
Paperboard Packaging	$353.8	$25.5	$699.8	$53.7
Plastic Packaging	–	–	91.1	7.0
Land Development	42.9	16.4	18.3	12.9
Corporate/Other	–	(18.3)	–	(18.3)

Total Continuing Operations	$396.7	$23.6	$809.2	$55.3

[GRAPH]	[GRAPH]	[GRAPH]

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Chesapeake’s Business

Chesapeake Corporation ("Chesapeake" or the "Company") is an international supplier of specialty value-added paper-board packaging products, and is also a leading supplier of plastic packaging products to niche markets. The Company focuses on specific end-use markets, where multinational customers demand creative packaging designs and desire broad geographic coverage from their packaging supplier. Chesapeake operates in three business segments:

Paperboard Packaging The Paperboard Packaging segment designs and manufactures folding cartons, leaflets, labels and other value-added paperboard packaging products. The Company’s primary end-use markets are pharmaceuticals and healthcare; premium branded products (such as fine spirits, premium confectioneries, tobacco products, cosmetics and fragrances); food and household; and multi-media and technology.

Plastic Packaging The Plastic Packaging segment designs and manufactures plastic containers, bottles, preforms and closures. The primary end-use markets are agrochemicals and other specialty chemicals; beverages; and pharmaceuticals and healthcare.

Land Development The Land Development segment holds approximately 20,000 acres of real estate in Virginia as of December 30, 2001, which the Company plans to sell over the next few years.

Acquisitions

Historically, Chesapeake was a manufacturer of commodity paper products, forest products and corrugated packaging products, with operations located primarily in the United States. In the mid-1990s, management and the board of directors recognized that the Company’s commodity-based businesses were competing in increasingly consolidating, capital intensive and cyclical markets. Seeking to increase shareholder value, the Company embarked on a new strategic direction. Beginning with the sale of the West Point pulp and paper mill in 1997, the Company divested its commodity paper products, forest products and corrugated packaging businesses, and invested the sale proceeds in several acquisitions that have transformed the Company into a value-added paperboard and plastic packaging products leader with a focus on specific end-use markets. The principal acquisitions included:

  Field Group plc ("Field Group"), acquired in March 1999, a European paperboard packaging company headquartered in England.
  Boxmore International PLC ("Boxmore"), acquired in February 2000, a paperboard and plastic packaging company headquartered in Northern Ireland.
  First Carton Group Limited ("First Carton"), acquired in October 2000, a paperboard packaging supplier focused on the premium branded food, confectionery and fine spirits markets.

          Other recent acquisitions included: Field Group’s acquisitions of Berry’s (Holding) Limited, one of Ireland’s largest suppliers of printed pharmaceutical leaflets, in May 1999; Lithoprint Holdings Limited, a Scottish supplier of wet-applied labels and commercial printing, in September 2000; and the in-house carton printing operations of British American Tobacco in Bremen, Germany, in January 2001; and Chesapeake’s acquisition of Green Printing Company, Inc., a specialty packaging producer and printer in Lexington, North Carolina, in March 2000.

Divestitures

In the fourth quarter of 2000, the Company decided to sell the principal businesses that were included in the former Merchandising and Specialty Packaging segment, which has been accounted for as a discontinued operation. The businesses that made up this segment were:

  Chesapeake Display and Packaging Company, which designed, manufactured, assembled and packed temporary and permanent point-of-purchase displays.
  Consumer Promotions International, Inc., which designed, manufactured and assembled permanent point-of-purchase displays.
  Chesapeake Packaging Co., which designed and manufactured corrugated shipping containers and other corrugated packaging products.
  The 46 percent interest in Color-Box, LLC, a joint venture with Georgia-Pacific Corporation ("G-P"), which designed and manufactured litho-laminated corrugated packaging.

          The Company completed the sales of Chesapeake Packaging Co. in May 2001; the U.S. display assets of Chesapeake Display and Packaging Company in July 2001; a 27 percent interest in Color-Box, LLC in July 2001 and the remaining 19 percent interest in November 2001; Consumer Promotions International, Inc. in October 2001; and the remaining assets of Chesapeake Display and Packaging Company in October 2001. The cash portion of the net proceeds from these sales of approximately $190 million was used to repay debt.

          In March 2001, the Company sold its 5 percent equity interest in Georgia-Pacific Tissue, LLC (the "Tissue JV") to GP The Tissue JV, formed in October 1999, was included in the former Tissue segment, which is also accounted for as a discontinued operation. The sales of the discontinued operations were completed in 2001.

           Additionally, in 1999, the Company completed the sales of approximately 278,000 acres of timberland in Virginia, Maryland and Delaware and its Building Products business (two sawmills, a lumber processing plant and a wood chip mill).

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

          Over the next few years, the Company plans to expand its network of value-added packaging production facilities, which are now located primarily in Europe, through the acquisition of complementary businesses in North America. The Company also intends to pursue smaller acquisitions, joint ventures or alliances in Europe, Asia and South America to provide geographical balance and to satisfy multinational customers’ desire for broad geographic coverage from their packaging supplier.

Results of Operations
Overview

The following overview of consolidated results from continuing operations highlights major year-to-year changes in the Company’s income statement (see page 21 for a discussion of financial results other than continuing operations). More detail regarding these changes is found under the caption "Segment Review." Due to the significant change in the Company’s business portfolio arising out of the recent acquisition and divestiture activity, a comparison of the Company’s historical financial information may be of limited relevance. Therefore, the discussion that follows also includes a comparison with unaudited "pro forma" results, which present financial results as if all acquisitions and divestitures that occurred in 1999 and 2000 had been completed January 1, 1999. The unaudited pro forma financial information is presented for comparative purposes only, and is not intended to be indicative of actual results that may have been achieved had the transactions occurred on January 1, 1999, nor are they indicative of the Company’s future results of operations. No pro forma information is provided for 2001, as no significant acquisitions or dispositions of continuing operations occurred during the year. All per share amounts included in Management’s Discussion and Analysis are presented on a diluted basis.

          The financial statements include, where necessary, amounts based on the judgments and estimates of management. These estimates include the estimated loss on disposition of discontinued operations, allowances for bad debts, inventory obsolescence, environmental remediation costs, restructuring, loss contingencies for litigation, self-insured medical and workers’ compensation insurance, income taxes and determinations of discount and other assumptions for pension and postretirement benefit expenses. Actual results could differ from these estimates.

Financial Highlights
Excluding restructuring/special charges

	2001	2000		1999

(in millions)	As Reported	Pro Forma	As Reported	Pro Forma	As Reported

Sales	$790.5	$801.3	$654.7	$809.2	$396.7
EBIT*	60.6	68.1	53.4	55.3	23.6
EBITDA**	120.9	131.1	106.6	123.4	56.5

*	"EBIT," earnings before interest and taxes from continuing operations, is defined by the Company as operating income plus other income before interest and taxes, adjusted to exclude restructuring and special charges and gains on sales of businesses – see discussion below of all components.
**	"EBITDA" is defined as EBIT plus depreciation and amortization from continuing operations.

2001 vs. 2000

Sales: Chesapeake’s 2001 net sales were $790.5 million, up 21 percent compared to 2000 net sales of $654.7 million, reflecting the additional sales from businesses acquired during 2000. Net sales for 2001 were down one percent compared to 2000 pro forma net sales of $801.3 million, primarily due to unfavorable foreign exchange translation rates, partially offset by volume growth in the Paperboard Packaging segment’s pharmaceutical and tobacco market sectors. Excluding the impact of unfavorable foreign exchange translation rates, 2001 net sales were up 3 percent compared to pro forma 2000 net sales.

Cost of products sold: Cost of products sold as a percent of sales for 2001 was approximately 79.6 percent compared with 77.6 percent for 2000. The increase in cost of products sold as a percent of sales was due to increases in raw material costs, primarily resins used in the plastics business, and competitive pricing pressures in the plastics business.

Selling, general and administrative ("SG&A") expense: SG&A expense in 2001 increased $11.0 million, or 11 percent, compared to 2000, primarily due to the acquisitions of Boxmore, First Carton and Green Printing. However, SG&A expense as a percent of net sales from continuing operations in 2001 of 13.9 percent decreased from 15.1 percent in 2000, as the Company’s restructuring efforts after the acquisitions of Boxmore and First Carton have reduced overhead costs. The Company anticipates continued reduction in overhead costs into 2002 as a result of its 2001 corporate staff reductions.

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Restructuring/special charges: During 2001, the Company recognized restructuring charges before income taxes of $14.6 million ($9.3 million after taxes). Approximately $9.2 million was recognized for costs associated with a salaried staff reduction at Corporate and Plastic Packaging of approximately 50 positions achieved primarily through a voluntary separation program. The voluntary separation program benefits will be funded primarily by surplus assets of the Company’s U.S. defined benefit salaried pension plan. Approximately 70 percent of the staff reduction had occurred by December 30, 2001, with the remainder to occur during the first quarter of 2002. The salaried staff reduction is expected to generate annualized pretax cash savings of $5 million to $6 million. Approximately $2.6 million was recognized for the elimination of two corporate office sites and the reduction of the carrying value of a corporate aircraft that was sold in January 2002. The Paperboard Packaging segment incurred approximately $2.8 million of severance costs primarily associated with the integration of its recent acquisitions. See Note 4 to the Consolidated Financial Statements for the non-cash amounts and cash payments through December 30, 2001.

          The following table sets forth the details of the Company’s restructuring/special charges recognized in 2001:

(in millions)	Paperboard Packaging	Plastic Packaging	Corporate	Total

2001 provision:
Employment reduction	$2.8	$1.8	$ 7.4	$12.0
Facility closures	–	–	0.7	0.7
Asset held for sale	–	–	1.9	1.9

Total	$2.8	$1.8	$10.0	$14.6

Operating income: The operating margin in 2001, before restructuring/special charges, decreased by 0.7 points compared to 2000, primarily due to increases in plastics resin costs which were not recovered due to strong price competition in the Plastic Packaging segment’s businesses.

Other income (expense): Other income increased to $9.4 million in 2001 from $6.0 million in 2000. The increase in other income was largely due to a $4.0 million gain recognized in 2001 on the sale of a plant in Paperboard Packaging’s food and household market sector, which was partially offset by move costs associated with that plant of approximately $1.8 million, and a special charge in 2000 of $2.6 million for the net expenses of the Company’s offer to acquire Shorewood Packaging Corporation ("Shorewood"). The offer to acquire Shorewood was initiated after Shorewood publicized an unsolicited bid to acquire Chesapeake (the costs related to the defense against this bid were categorized as restructuring/special charges in 2000 and 1999 – see the analysis of operating results of 2000 vs. 1999, that follows).

Earnings before interest and taxes from continuing operations ("EBIT"): EBIT, defined by the Company as operating income plus other income before interest and taxes, adjusted to exclude restructuring/special charges and gains on sales of businesses, for 2001 increased to $60.6 million from $53.4 million in 2000, due primarily to the acquisitions of Boxmore, Green Printing and First Carton, offset, in part, by the impact of unfavorable foreign exchange translation rates. EBIT decreased $7.5 million compared to pro forma EBIT of $68.1 million for 2000, reflecting sales volume growth in the Paperboard Packaging segment and acquisition synergies offset, in part, by reduced margins in the Plastic Packaging segment and the negative impact of unfavorable foreign exchange translation rates.

Interest expense, net: Interest expense, net was $31.3 million in 2001, versus $28.1 million in 2000, due primarily to borrowings associated with the acquisitions completed in 2000 and additional borrowing required to fund the previously deferred tax payments triggered by the Company’s sale of its 5 percent interest in the Tissue JV.

Tax expense: Tax expense for 2001 included a $5.3 million tax benefit related to restructuring/special charges. Tax expense for 2000 included a $5.6 million tax benefit related to the transaction costs associated with the offer to acquire Shorewood and restructuring/special charges. The Company’s effective income tax rate for continuing operations excluding these restructuring/special charges was approximately 32.4 percent for 2001 compared to approximately 42.9 percent for 2000. Approximately 6 percent of the decrease in the effective income tax rate was due to the ability to utilize foreign tax credits in 2001, 2 percent of the decrease was related to lower foreign income tax rates applied to foreign source income from the prior year and the remaining 2 percent of the decrease was due to a favorable tax settlement related to 1999 accrued income taxes.

Income from continuing operations: Income from continuing operations in 2001 of $10.5 million, or $0.69 per share, compared to 2000 income from continuing operations of $11.2 million, or $0.70 per share. Income from continuing operations, before restructuring/special items, was $19.8 million for 2001, compared to 2000 income from continuing operations, before restructuring/special items, of $15.9 million. The increase in income from continuing operations before restructuring/special items was primarily due to the favorable impact of the acquisitions completed during 2000.

2000 vs. 1999
Sales: Chesapeake’s 2000 net sales were $654.7 million, up 65 percent compared to 1999’s net sales of $396.7 million, reflecting the additional sales from businesses acquired in 1999 and 2000. On a pro forma basis, net sales for 2000

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

were $801.3 million, down one percent from pro forma net sales of $809.2 million for 1999, primarily due to unfavorable foreign exchange translation rates, partially offset by volume growth. Excluding the impact of unfavorable foreign exchange translation rates, pro forma 2000 net sales were up 9 percent compared to pro forma 1999 net sales.

Cost of products sold: Cost of products sold as a percent of sales for 2000 was approximately 77.6 percent compared with 79.9 percent for 1999, due primarily to improved operating efficiencies in the Paperboard Packaging segment.

SG&A: SG&A expense in 2000 increased $35.6 million, or 56 percent, compared to 1999, primarily due to the acquisitions of Boxmore, First Carton and Green Printing. However, SG&A expense was slightly reduced as a percent of net sales in 2000 as compared to 1999, as the Company continued its focus on controlling overhead costs.

Restructuring/special charges: During 2000, the Company recorded restructuring/special charges before income taxes of $7.7 million ($4.7 million after taxes) which consisted of defense fees incurred to respond to an unsolicited proposal by Shorewood to acquire Chesapeake, and severance and exit costs associated with the closure of one of its paperboard packaging facilities in the United Kingdom, which was redundant after the acquisition of First Carton. Severance costs included planned work force reductions of approximately 160 employees, which were partially offset by a pension termination benefit. The 2000 restructuring liability has been fully utilized with payments completed for the approximately 160 employees and for the defense fees. The following table sets forth the details of the Company’s restructuring/special charges recognized in 2000:

(in millions)	Paperboard Packaging	Corporate	Total

2000 provision:
Defense fees	$–	$5.1	$5.1
Employment reduction	1.9	–	1.9
Facility closure	0.7	–	0.7

	$2.6	$5.1	$7.7

          In the fourth quarter of 1999, the Company recognized a pretax restructuring/special charge of $27.7 million related to ongoing operations. The 1999 restructuring program for continuing operations (i) eliminated redundant and overlapping positions in the Paperboard Packaging segment and the corporate headquarters; (ii) recorded an impairment charge relating to the write-down of goodwill and other long-lived assets in the French packaging operations acquired in 1996; and (iii) recorded defense fees incurred to respond to an unsolicited proposal by Shorewood to acquire Chesapeake.

          The 1999 restructuring liabilities have been substantially utilized except for ongoing severance payments for a French social plan.

Operating income: The operating margin in 2000 before restructuring/special charges increased by more than 2 points compared to 1999, due to improved operating efficiencies in the Paperboard Packaging segment.

Other income (expense): Other income decreased to $6.0 million in 2000 from $7.3 million in 1999. The decrease in other income was largely due to a special charge in 2000 of $2.6 million for the net expenses incurred with the Company’s offer to acquire Shorewood.

EBIT: EBIT for 2000 increased to $53.4 million from $23.6 million in 1999, due primarily to the acquisitions of Boxmore, Green Printing and First Carton, offset, in part, by the impact of unfavorable foreign exchange translation rates. EBIT on a pro forma basis was $68.1 million for 2000 compared to $55.3 million for 1999, reflecting sales volume growth in the Paperboard Packaging segment and acquisition synergies offset, in part, by the negative impact of unfavorable foreign exchange translation rates.

Interest expense, net: Interest expense was $28.1 million in 2000, versus $0.4 million in 1999, due primarily to borrowings associated with the acquisitions completed in 2000.

Tax expense: Tax expense for 2000 included a $5.6 million tax benefit related to the transaction costs associated with the offer to acquire Shorewood and restructuring/special charges. Tax expense for 1999 included $32.9 million on the gain associated with the sale of the Building Products business and approximately 278,000 acres of timberland and a tax benefit of $7.6 million related to restructuring costs. The Company’s effective income tax rate, excluding these restructuring/special items, was approximately 42.9 percent for 2000 compared to approximately 21.5 percent for 1999. The increase in the Company’s effective income tax rate is primarily due to goodwill and other purchase accounting adjustments and to the change in the mix of businesses in continuing operations.

Income from continuing operations: Income from continuing operations in 2000 of $11.2 million, or $0.70 per share, compared to 1999 income from continuing operations of $46.1 million, or $2.26 per share. Income from continuing operations, before restructuring/special items, was $15.9 million for 2000, compared to 1999 income from continuing operations, before restructuring/special items, of $18.2 million. The decrease in income from continuing operations, before restructuring/special items, was primarily the result of the impact of unfavorable foreign exchange translation rates offset in part by the favorable impact of the acquisitions completed during 2000.

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Segment Review
Paperboard Packaging

2001 vs. 2000: Net sales for 2001 increased by $124.3 million, or 23 percent, over net sales for 2000, due primarily to the inclusion for a full year of the businesses that were acquired in 2000. Net sales for 2001 were relatively flat year-over-year compared to pro forma 2000 net sales. The pro forma net sales comparison was impacted primarily by strong tobacco and pharmaceutical sales volumes in 2001, offset by the impact of unfavorable foreign exchange translation rates and lower food and household packaging volumes. This continues a strong sales trend in the more specialized design markets such as tobacco, pharmaceutical and premium-branded products, while the food and household packaging market continues to be impacted by significant competition from the sale of commodity products. Excluding the impact of unfavorable foreign exchange translation rates, 2001 net sales were up 3 percent compared to pro forma 2000 net sales.

          EBIT for this segment for 2001 increased over 2000 largely due to the addition of the Boxmore paperboard packaging business and the sale of a plant site in the food and household market sector. On a pro forma basis, EBIT was down slightly in 2001 compared to 2000. This decrease was largely due to sales volume growth and productivity improvements offset by lower margins in food and household markets and the impact of unfavorable foreign exchange translation rates. Excluding the impact of unfavorable foreign exchange translation rates, 2001 EBIT was up 3 percent compared to pro forma 2000 EBIT.

(dollars in millions)	2001	*	2000	**	2000	*	1999	**	1999	*

Net sales	$671.4		$678.3		$547.1		$699.8		$353.8
EBIT	62.1		62.5		50.7		53.7		25.5
Operating
margin %	9.2%		9.2%		9.3%		7.7%		7.2%

   *As reported
**Pro forma

2000 vs. 1999: Net sales for 2000 increased by $193.3 million, or 55 percent, over net sales for 1999, due to the acquisitions in 2000 of the paperboard packaging businesses of Boxmore, First Carton and Green Printing. On a pro forma basis, net sales were down $21.5 million, or 3 percent, for 2000 versus 1999. The decrease in pro forma net sales was due primarily to the impact of unfavorable foreign exchange translation rates and lower food and household packaging volumes, which were partially offset by strong tobacco packaging volumes. Excluding the impact of unfavorable foreign exchange translation rates, pro forma 2000 net sales were up 6 percent compared to pro forma 1999 net sales.

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

Plastic Packaging

2001 vs. 2000: Net sales and EBIT for the segment were $98.5 million and $3.0 million for 2001, respectively. On a pro forma basis, net sales and EBIT were down approximately 3 percent and 60 percent, respectively, for 2001, compared to 2000. The sales decrease reflects higher beverage container volume which was more than offset by the impact of unfavorable foreign exchange translation rates. The lower EBIT reflects lower selling prices in food and beverage packaging markets due to increased competition and higher resin costs and the impact of unfavorable foreign exchange translation rates. Excluding the impact of unfavorable foreign exchange translation rates, 2001 net sales were up 6 percent compared to pro forma 2000 net sales.

(dollars in millions)	2001	*	2000	**	2000	*	1999	**

Net sales	$98.5		$101.8		$86.4		$91.1
EBIT	3.0		7.5		7.2		7.0
Operating margin %	3.0%		7.4%		8.3%		7.7%

   *As reported
**Pro forma

2000 vs. 1999: Net sales and EBIT for the segment were $86.4 million and $7.2 million for 2000, respectively. On a pro forma basis, net sales and EBIT were up approximately 12 percent and 7 percent, respectively, for 2000, compared to 1999. These improvements were generated from volume increases and improved production efficiencies, partially offset by the impact of unfavorable foreign exchange translation rates. Excluding the impact of unfavorable foreign exchange translation rates, pro forma 2000 net sales were up over 30 percent compared to pro forma 1999 net sales.

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Land Development

2001 vs. 2000: Net sales and EBIT for 2001 were $20.6 million and $15.0 million, respectively, compared to 2000 net sales and EBIT of $21.2 million and $15.5 million, respectively. The decreases in sales and EBIT were primarily attributable to slightly lower average sales prices per acre during 2001 due to the mix of land sold.

(dollars in millions)	2001	*	2000	*	1999	*

Net sales	$20.6		$21.2		$42.9
EBIT	15.0		15.5		16.4
Operating margin %	72.8%		73.1%		38.2%

*As reported

2000 vs. 1999: Net sales and EBIT for 2000 were $21.2 million and $15.5 million, respectively, compared to 1999 net sales and EBIT of $42.9 million and $16.4 million, respectively. The fluctuations in sales and EBIT reflect the impact of the sale of 278,000 acres of the Company’s timberland and its Building Products business in the third quarter of 1999, offset, in part, by increased bulk land sales.

Discontinued Operations and Extraordinary Item

Discontinued operations: Based on the Company’s decision to sell the principal businesses which made up its former Merchandising and Specialty Packaging and Tissue segments, these segments were accounted for as discontinued operations. The Company completed the sales of all the components of these segments in 2001. The impact of discontinued operations on reported income (loss) is as follows:

	2001		2000		1999

(in millions, except per share data)	Amount	Per Share	Amount	Per Share	Amount	Per Share

Discontinued operations:
(Loss) income from discontinued operations	$–	$–	$(33.4)	$(2.09)	$ 10.6	$0.52
(Loss) gain on disposal of discontinued operations	113.0	7.43	(43.6)	(2.72)	194.1	9.51

          In 2001, the Company recorded an after-tax gain on the sale of the Tissue JV of approximately $140.6 million, or $9.25 per share, offset in part by a revision to the estimated loss on the sales of other discontinued operations of $27.6 million after taxes, or $1.82 per share. In 2000, the Company recorded an estimated net loss of $43.6 million after taxes on the sales of discontinued operations, or $2.72 per share.

         Net sales for the discontinued operations were $407.4 million and $765.3 million for 2000 and 1999, respectively. The (loss) income from discontinued operations was $(33.4) million and $10.6 million for 2000 and 1999, respectively. The declines in sales and operating margins for 2000 compared to 1999 were the result of lower sales volumes and operating margins in the former Merchandising and Specialty Packaging segment in 2000 and lower Tissue segment income after the contribution of the Company’s tissue operations to the Tissue JV at the beginning of the fourth quarter 1999.

Extraordinary item: The 2000 results included an after-tax charge of $1.5 million, or $0.09 per share, for the early extinguishment of debt.

2002 Outlook

Except as otherwise indicated, the following do not reflect the potential impact of any acquisitions, divestitures, or other structural changes in the Company’s continuing operations that may be completed after January 29, 2002, or fluctuations in foreign exchange translation rates. The outlook for 2002 reflects the discontinuation of amortization of the Company’s goodwill in accordance with Statement of Financial Accounting Standards No. 142. For 2002, the Company expects net sales in the range of $780 million to $820 million, EBITDA in the range of $125 million to $135 million and earnings from continuing operations, before restructuring activities, in the range of $1.60 to $1.80 per share, as anticipated improvements in operating results are expected to be more than offset by higher interest and higher income tax costs due to a decreased ability to utilize foreign tax credits. Additionally, restructuring activities intended to further integrate recent Paperboard Packaging acquisitions are expected to result in charges in the range of $0.10 to $0.15 per share.

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Seasonality

The Company’s earnings stream is seasonal, with peak operational activity during the third and fourth quarters of the year.

Liquidity and Capital Resources

Management assesses the Company’s liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Significant factors affecting the management of liquidity are cash flows from operating activities, capital expenditures, access to bank lines of credit and the Company’s ability to attract long-term capital with satisfactory terms. Chesapeake uses financial markets worldwide for its financing needs. The Company is a party to public and private long-term debt agreements, including various bank credit facilities, which are discussed in Note 7 to the Consolidated Financial Statements.

          The following tables summarize the Company’s contractual obligations and other commercial commitments:

Contractual Obligations

	Payments Due by Period

(in millions)	Total	Less Than 1 Year	1--3 Years	4--5 Years	After 5 Years

Long-term debt	$489.9	$23.4	$45.8	$201.6	$219.1
Operating leases	32.2	6.7	9.5	6.5	9.5

Total contractual cash obligations	$522.1	$30.1	$55.3	$208.1	$228.6

Other Commercial Commitments

	Amount of Commitment Expiration Per Period

(in millions)	Total Amounts Committed	Less Than 1 Year	1--3 Years	4--5 Years	After 5 Years

Committed lines of credit*	$264.5	$14.5	$--	$250.0	$--
Uncommitted lines of credit**	22.1	22.1	--	--	--
Standby letters of credit	7.9	7.9	--	--	--

Total commercial commitments	$294.5	$44.5	$--	$250.0	$--

*	Borrowings of $32.2 million under these lines of credit were included in long-term debt at December 30, 2001. Amounts available to be borrowed under the lines of credit are limited by the amount currently borrowed, amounts utilized to guarantee loan notes ($77.2 million at December 30, 2001) and the amounts of outstanding letters of credit.
**	Borrowings of $2.7 million under uncommitted lines of credit were included in long-term debt at December 30, 2001.

          On November 19, 2001, the Company announced the sale of £115 million of its 10 3 / 8 percent Senior Subordinated Notes due 2011 (the “Subordinated Notes”). The Subordinated Notes were sold through institutional private placements. The Company used the net proceeds from the sale of the Subordinated Notes, which were $159.2 million after issuance costs, to repay outstanding borrowings under the Company’s senior bank credit facility. Concurrently with the placement of the Subordinated Notes, the Company amended and restated its $250 million senior credit facility to reset certain financial covenants relating to leverage and interest coverage based on the Company’s new leverage position. The senior credit facility is collateralized by a pledge of the inventory, receivables and intangible assets of the Company’s United States subsidiaries, and is guaranteed by each material United States and United Kingdom subsidiary.

          The Company maintains credit lines with several banks, domestically and internationally, maturing in 2002 –2005, under which it can guarantee loan notes balances and borrow up to $264.5 million. Nominal facility fees are paid on the credit lines and interest is charged primarily at LIBOR plus a margin based on the Company’s leverage ratio. The Company is required to pay a loan guarantee fee, which varies based on the Company’s leverage ratio, on the outstanding loan note balance issued in connection with the Boxmore and First Carton acquisitions. Other lines of credit totaling $22.1 million are maintained with several banks on an uncommitted basis.

         Certain of the Company’s loan agreements include provisions permitting the holder of the debt to require the Company to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership. In addition, the Company’s loan notes include provisions permitting the holder to require repayment of the notes on certain biannual interest payment dates. Because of the availability of long-term financing through the Company’s senior credit facility and the Company’s intention

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

to refinance any put loan notes, these borrowings have been classified as long-term debt. In addition, the loan agreements contain customary restrictive covenants, including covenants restricting, among other things, the Company’s ability and its subsidiaries’ ability to create liens, merge or consolidate, dispose of assets, incur indebtedness and guarantees, repurchase or redeem capital stock and indebtedness, make capital expenditures, certain investments or acquisitions, enter into certain transactions with affiliates or change the nature of the Company’s business. Under the terms of the senior credit facility, acquisitions may be made with equity only until the Company’s senior leverage ratio is less than 3.0 and it elects to tighten the senior debt-to-EBITDA ratio covenant to 3.25 to 1. The senior credit facility also contains several financial maintenance covenants, including covenants establishing a maximum leverage ratio, maximum senior leverage ratio, minimum tangible net worth and a minimum interest coverage ratio. The Company was in compliance with all of its debt covenants as of the end of the fourth quarter of 2001.

          The Company’s loan agreements include covenants that may affect the Company’s ability to pay dividends on its common stock. The most restrictive of these covenants is included in the Subordinated Notes, which limits the Company’s ability to make "restricted payments," such as paying dividends on the Company’s common stock and making investments in entities other than certain subsidiaries of the Company. The covenant is subject to customary exceptions, including provisions that permit up to an aggregate $25 million of such restricted payments after the November 13, 2001, issuance date of the Subordinated Notes, so long as the Company is not in default under the Subordinated Notes, and that permit investments using certain qualified equity securities of the Company. The covenant also permits additional restricted payments based on the Company’s financial performance from and after the fourth quarter of 2001. At December 30, 2001, under the most restrictive provisions of the covenant, the Company had $26.6 million available to pay cash dividends on its common stock. The Company does not expect that the covenant will materially limit its ability to pay dividends, in accordance with its current dividend policy, for the foreseeable future.

Cash Flows

Operating activities: Net cash used in operating activities in 2001 of $206.6 million compared to net cash provided by operating activities in 2000 of $31.1 million and net cash used in operating activities of $8.1 million in 1999. The uses of operating cash flows in both 2001 and 1999 primarily related to income tax payments required on the sales of businesses.

Investing activities: Net cash provided by investing activities in 2001 of $397.4 million compared to cash used in investing activities in 2000 of $475.2 million and cash provided by investing activities of $414.2 million in 1999. The cash provided by investing activities in 2001 and 1999 reflects the proceeds received from the sale of businesses and, in 1999, is net of cash used for acquisitions. The cash used by investing activities in 2000 primarily reflects cash used for acquisitions. Cash used for capital expenditures for continuing operations was $38.1 million, $51.1 million and $38.6 million in 2001, 2000 and 1999, respectively. Average capital spending has been approximately equal to depreciation.

          There is no individually significant planned capital spending initiative in 2002. Projected 2002 capital expenditures are expected to be funded with internally generated cash. All 2002 capital projects are expected to be consistent with Chesapeake’s strategy of expanding the Paperboard Packaging and Plastic Packaging segments, reducing costs and focusing on projects that are expected to generate a return on investment that exceeds the Company’s cost of capital.

Financing activities: Net cash used in financing activities in 2001 was $201.9 million compared to cash provided by financing activities of $168.7 million in 2000 and cash used in financing activities of $161.9 million in 1999. Cash used in financing activities in 2001 reflects the use of proceeds from the sale of discontinued operations to pay debt. Cash provided by financing activities in 2000 consists primarily of net borrowings on the Company’s credit facilities to fund acquisitions and to purchase approximately 2.5 million shares of the Company’s common stock at a net cost of $71.3 million (or an average price of $28.50 per share). The Company completed its share repurchase program as of December 31, 2000. In 1999, the Company used $137.1 million to purchase 4.2 million shares of its common stock. The Company paid cash dividends of $0.88 per share in 2001, 2000 and 1999, resulting in uses of cash in financing activities of $13.2 million, $14.0 million and $17.8 million, respectively.

          At December 30, 2001, Moody’s Investor Services implied rating on Chesapeake senior debt was Ba3. The Company’s senior debt rating from Standard & Poor’s was BB. The Company believes that its long-term debt structure and available credit facilities give Chesapeake adequate financial resources to support anticipated long-term and short-term capital needs and commitments.

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Capital Structure

Chesapeake’s total capitalization (consisting of total debt net of cash, deferred tax liabilities and stockholders’ equity) was $935.1 million at the end of 2001, compared to $1,226.0 million at the end of 2000. The year-end ratio of total debt net of cash to total capital was 50.2 percent for 2001, compared to 53.1 percent for 2000. The change in the ratio from year end 2000 to 2001 reflects the cash received from the sale of discontinued operations and the use of cash to fund acquisitions and share purchases in 2000. Chesapeake’s target long-term debt-to-total-capital ratio is in the range of 40 percent to 50 percent.

[CHART]

          At the end of 2001, the Company had 15.2 million shares of common stock outstanding. (See Note 11 to the Consolidated Financial Statements for more details on capital stock and additional paid-in capital.) Stockholders’ equity at December 30, 2001, was $431.0 million, or $28.36 per share, up $5.23 per share compared to year-end 2000, primarily due to the sale of discontinued operations. The market price for Chesapeake’s common stock ranged from a low of $19.25 per share to a high of $29.91 per share in 2001, with a year-end price of $28.15 per share.

[CHART]

Risk Management

Because the Company currently conducts a significant amount of its business in other countries, fluctuations in currency exchange rates or weak economic conditions in the foreign markets may have a significant impact on its financial statements. Currency fluctuations have much less effect on local operating results, however, because the Company for the most part sells its products in the same currency used to pay local operating costs. The Company’s currency exposures are cash, debt and foreign currency transactions denominated primarily in the British pound and the Euro. Chesapeake manages its foreign currency exposures primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. As part of managing its foreign currency exposures, Chesapeake enters into foreign currency forward exchange contracts for transactions that are not denominated in the local currency. The use of these agreements allows Chesapeake to reduce its overall exposure to exchange rate fluctuations, as the gains and losses on the agreements substantially offset the gains and losses on the liabilities being hedged. Forward exchange agreements are viewed as risk management tools, involve little complexity and, in accordance with Company policy, are not used for trading or speculative purposes. Chesapeake is not a party to any leveraged derivatives. At December 30, 2001, and December 31, 2000, the Company’s forward exchange agreements were not material to its operations or financial position.

          The Company has entered into interest rate swaps to convert floating interest rate debt to fixed rate debt. Amounts currently due to or from interest swap counter-parties are recorded in interest expense in the period in which they accrue. The related amounts payable to, or receivable from, the counterparties are included in other accrued liabilities. At December 30, 2001, and December 31, 2000, the Company had interest rate swap agreements outstanding with a notional principal amount of $150.3 million and $154.7 million, respectively, and a fair market value liability of approximately $(2.9) million and $(1.9) million, respectively. The interest rate swap agreements mature in equal amounts over the next three years. The fair value of interest rate agreements was determined using a model that estimates fair values at market rates, or was based upon quoted market prices for similar agreements with similar maturities. A sensitivity analysis to measure potential changes in the market value of the swap contracts resulting from a change in interest rates indicated that a one percentage point increase or decrease in interest rates would have impacted the net aggregate market value of these instruments by $(2.3) million and $2.4 million, respectively, at December 30, 2001.

          At December 30, 2001, 7 percent of the Company’s debt portfolio consisted of variable rate debt (net of the debt that is subject to interest rate swaps). A sensitivity analysis to measure potential changes in the interest expense from a

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

change in interest rates indicated that a one percentage point increase or decrease in interest rates would change the Company’s annual interest expense by $0.3 million for 2001 and $3.5 million for 2000.

          The Company’s cash position includes amounts denominated in foreign currencies. The Company manages its worldwide cash requirements considering available funds held by its subsidiaries and the cost effectiveness with which these funds can be accessed. The repatriation of cash balances from some of the Company’s subsidiaries could have adverse tax consequences.

          Chesapeake continually evaluates risk retention and insurance levels for product liability, property damage and other potential exposures to risk. The Company devotes significant effort to maintaining and improving safety and internal control programs, which are intended to reduce its exposure to certain risks. Management determines the amount of insurance coverage to purchase and the appropriate amount of risk to retain based on the cost and availability of insurance and the likelihood of a loss. Management believes that the current levels of risk retention are consistent with those of comparable companies in the industries in which Chesapeake operates. There can be no assurance that Chesapeake will not incur losses beyond the limits, or outside the coverage, of its insurance. However, the Company’s liquidity, financial position and profitability are not expected to be materially affected by the levels of risk retention that the Company accepts.

Accounting Developments

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; the use of the pooling-of-interests method of accounting is prohibited after this time. SFAS 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill, and it requires that unallocated negative goodwill be written off immediately as an extraordinary gain (instead of being deferred and amortized). SFAS 141 is not expected to have a material impact on the Company’s financial statements.

          In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets, which supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the 40-year limitation on the amortization period of intangible assets that have finite lives.

          SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment (measured as of the beginning of the fiscal year of adoption). The second step is to measure the amount of the impairment loss, if any (which measurement must be completed by the end of the year of adoption). Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year. Any impairment loss resulting from the transitional impairment tests would be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002.

          The Company will adopt the provisions of SFAS 142 in the first quarter of 2002. The Company is in the process of preparing for its adoption of SFAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets and liabilities should be allocated to those reporting units. The Company has not yet determined what effect these impairment tests will have on the Company’s earnings and financial position. Application of the nonamortization provisions of SFAS142 is expected to result in an increase in net income of approximately $14.4 million ($0.94 per share) in 2002.

          In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs. SFAS 143 is effective for financial statements with fiscal years beginning after June 15, 2002, and it is not expected to have a material impact on the Company’s financial statements.

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

          In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS144 requires that long-lived assets to be disposed of be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations for which disposals are committed to after the effective date of SFAS 144 will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and is not expected to have a material impact on the Company’s financial statements.

Environmental
Chesapeake has a strong commitment to protecting the environment. The costs of compliance with existing environmental regulations are not expected to have a material adverse effect on the Company’s financial position or results of operations.

          The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state "Superfund" laws impose liability, without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with a release or threat of a release of hazardous substances into the environment. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by third parties, as well as to properties currently owned and used by a company even if contamination is attributable entirely to prior owners. As discussed below, the United States Environmental Protection Agency ("EPA") has given notice of its intent to list the lower Fox River in Wisconsin on the National Priorities List under CERCLA and has identified the Company’s subsidiary, Wisconsin Tissue Mills Inc., now WTM I Company ("WT"), as a PRP.

          Except for the Fox River matter, the Company has not been identified as a PRP at any CERCLA-related sites. However, there can be no assurance that the Company will not be named as a PRP at any other sites in the future, or that the costs associated with additional sites would not be material to the Company’s financial position or results of operations.

          In June 1994, the United States Department of Interior, Fish and Wildlife Service ("FWS"), a federal natural resources trustee, notified WT that it had identified WT and four other companies located along the lower Fox River in northeast Wisconsin as PRPs for purposes of natural resources liability under CERCLA arising from alleged releases of polychlorinated-biphenyls ("PCBs") in the Fox River and Green Bay System. Two other companies subsequently received similar notices from the FWS. The FWS and other governmental and tribal entities, including the State of Wisconsin, allege that natural resources, including endangered species, fish, birds, tribal lands or lands held by the United States in trust for various Indian tribes, have been exposed to PCBs that were released from facilities located along the lower Fox River. The governmental and tribal entities are proceeding with a natural resource damage assessment with respect to the alleged discharges. On January 31, 1997, the FWS notified WT of its intent to file suit, subject to final approval by the United States Department of Justice ("DOJ"), against WT to recover alleged natural resource damages, but the FWS has not as yet instituted such litigation. WT and other PRPs have engaged in discussions with the parties asserting trusteeship of the natural resources concerning the damage assessment and the basis for resolution of the natural resource damage claims. In addition, the PRPs have been cooperating with the Wisconsin Department of Natural Resources ("DNR") in its preparation of a natural resource damage assessment.

          On June 18, 1997, the EPA announced that it was initiating the process of listing the lower Fox River on the CERCLA National Priorities List of hazardous waste sites. The EPA identified several PRPs, including WT.

          In October 2001, the DNR and EPA released for public comment a draft remedial investigation/feasibility study ("RI/FS") and proposed remedial action plan ("PRAP") for the lower Fox River and Green Bay site. The PRAP proposes remediation of the site based on a combination of dredging contaminated sediment and natural attenuation. The dredging portion of the remediation applies an action level of 1 part per million of PCB contamination as the standard for removal. In the PRAP, the EPA and DNR estimate the cost of the proposed remediation and restoration to be approximately $308 million. The RI/FS and the PRAP were subject to a public comment period before being finalized; WT and the other PRPs submitted timely comments. A definitive Remedial Action Plan has not been finalized. Any enforcement of a definitive Remedial Action Plan may be subject to judicial review.

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

          Based on current information and advice from its environmental consultants, WT believes that the 1 part per million action level and the resulting aggressive effort to remove substantial amounts of PCB-contaminated sediments (most of which are buried under cleaner material or are otherwise unlikely to move), as contemplated by the PRAP, are excessive and would be environmentally detrimental and therefore inappropriate. In addition, WT believes that the cost of the remediation estimated in the PRAP may be understated. A preliminary study by consultants for the PRPs estimates that the cost of the remediation and restoration proposed in the PRAP could be as much as approximately $1.4 billion. WT believes that less intrusive alternatives are more environmentally appropriate, cost effective and responsible methods of managing risks attributable to sediment contamination.

          On October 25, 2000, the federal and tribal natural resources trustees released a Restoration and Compensation Determination Plan ("RCDP") presenting the federal and tribal trustees’ planned approach for restoring injured federal and tribal natural resources and compensating the public for losses caused by the release of PCBs. The RCDP states that the final natural resource damage claim will depend on the extent of PCB cleanup undertaken by EPA and DNR, but estimates past interim damages to be $65 million, and, for illustrative purposes only, estimates costs of restoration to address present and future PCB injuries in a range of $111 million to $268 million. WT believes that the alleged damages to natural resources are overstated in the RCDP and joined in the PRP group comments to that effect on the RCDP. The final natural resource damage assessment has not been issued.

          The ultimate cost to WT associated with this matter cannot be predicted with certainty at this time, due to uncertainties with respect to what remediation will be implemented, and uncertainties associated with the actual cost of that remediation; the outcome of the federal and state natural resource damage assessments; WT’s share of any multi-party cleanup/restoration expenses; the timing of any cleanup/ restoration; the evolving nature of cleanup/restoration technologies and governmental regulations; controlling legal precedent; the extent to which contributions will be available from other parties; and the scope of potential recoveries from insurance carriers and prior owners of WT. While such costs cannot be predicted with certainty at this time, WT believes that the ultimate cleanup/restoration costs associated with the lower Fox River site may exceed $500 million for all PRPs in the aggregate. Under CERCLA, each PRP generally will be jointly and severally liable for the full amount of the cleanup costs, subject to a right of contribution from the other PRPs. In practice, PRPs generally negotiate among themselves to determine their respective contributions to any multiparty cleanup/restoration, based upon factors including their respective contributions to the alleged contamination and their ability to pay. Based on presently available information, WT believes that several of the named PRPs will be able to pay substantial shares toward remediation and restoration, and that there are additional parties, some of which have substantial resources, that may also be jointly and severally liable. The Company has accrued an amount based on the PRAP cost estimates prepared by the EPA and DNR, which includes discounted costs for certain long-term remediation activities.

          WT also believes that it is entitled to substantial indemnification from a prior owner of WT, pursuant to a stock purchase agreement between the parties, with respect to liabilities related to this matter. WT believes that the prior owner intends to, and has the financial ability to, honor its indemnification obligation under the stock purchase agreement.

          Pursuant to the Joint Venture Agreement for the Tissue JV, WT has retained liability for, and the third party indemnity rights associated with, the discharge of PCBs and other hazardous materials in the Fox River and Green Bay System. Based on presently available information, WT believes that if any remediation/restoration is done in an environmentally appropriate, cost effective and responsible manner, the matter is unlikely to have a material adverse effect on the Company’s financial position or results of operations. However, because of the uncertainties described above, there can be no assurance that WT’s ultimate liability with respect to the lower Fox River site will not have a material adverse effect on the Company’s financial position or results of operations.

          On April 19, 1999, the EPA and the Virginia Department of Environmental Quality ("DEQ") each issued Notices of Violation ("NOVs") under the Clean Air Act Amendments of 1990 ("CAA") against St. Laurent Paper Products Corp. ("St. Laurent") (and, in the case of EPA’s NOV, Chesapeake) relating to St. Laurent’s Kraft Products mill located in West Point, Virginia (the "West Point Mill") formerly owned and operated by Chesapeake Paper Products, L.L.C. Chesapeake Paper Products, L.L.C. was sold by Chesapeake to St. Laurent Paperboard (U.S.) Inc. ("St. Laurent (U.S.)") In May 1997, pursuant to a Purchase Agreement, dated as of April 30, 1997, by and among Chesapeake Corporation, St. Laurent Paperboard Inc. and St. Laurent (U.S.) (the "Purchase Agreement"). In general, the NOVs allege that from 1984 through the date of the NOVs, the West Point Mill installed certain equipment and modified certain production processes without obtaining required permits. Under applicable law, the EPA and DEQ may commence a court action with respect to the matters alleged in the NOVs seeking injunctive relief to compel compliance with the CAA, and a court may impose civil penalties of up to $25,000 per day of violation ($27,500 per day for violations after January 30, 1997) for violations of the CAA (provided that a court, in determining the amount of

CHESAPEAKE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

any penalty to be assessed, shall take into consideration, among other things, the size of the business, the economic impact of the penalty on the business, the business’ compliance history and good faith efforts to comply, the economic benefit to the business of noncompliance and the seriousness of the violation). The Purchase Agreement provides that Chesapeake may be required to indemnify St. Laurent against certain violations of applicable environmental laws (including the CAA) that were identified as of the May 1997 closing date (and other such violations that existed prior to such date as to which Chesapeake had "knowledge," as defined in the Purchase Agreement). Chesapeake’s indemnification obligation to St. Laurent with respect to such matters is subject to certain limitations, including a cap of $50 million and, in certain circumstances, a $2.0 million deductible. The Company and St. Laurent have jointly responded to and are defending against the matters alleged in the NOVs, and have presented an initial settlement offer, consisting primarily of engineering measures, to the EPA and DEQ. Based upon a review of the NOVs and an analysis of the applicable law and facts, the Company believes that both it and St. Laurent have substantial defenses against the alleged violations and intend to vigorously defend against the alleged violations. The Company and St. Laurent are negotiating with EPA, DOJ and DEQ to address the matters that are the subject of the NOVs. The ultimate cost to the Company relating to matters alleged in the NOVs cannot be determined with certainty at this time, due to the absence of a determination whether any violations of the CAA occurred and, if any violations are ultimately found to have occurred, a determination of (i) any required remediation costs and penalties, and (ii) whether St. Laurent would be entitled to indemnification from the Company under the Purchase Agreement and, if so, to what extent.

          It is the Company’s policy to accrue estimated future expenditures for environmental obligations when it is probable such costs will be incurred and when a range of loss can be reasonably estimated. Future expenditures for environmental obligations are not discounted unless the aggregate amount of the obligations, and the amount and timing of the cash payments, are fixed and readily determinable. The Company’s accrued environmental expenditures totaled approximately $54 million as of December 30, 2001. The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accrual as necessary. The accrual does not reflect any possible future insurance or indemnification recoveries.

Forward-Looking Statements

Forward-looking statements in the foregoing Management’s Discussion and Analysis of Financial Condition and Results of Operations include statements that are identified by the use of words or phrases including, but not limited to, the following: "will likely result," "expected to," "will continue," "is anticipated," "estimated," "project," "believe," "expect," and words or phrases of similar import. Changes in the following important factors, among others, could cause Chesapeake’s actual results to differ materially from those expressed in any such forward-looking statements: competitive products and pricing; production costs, particularly for raw materials such as folding carton and plastics materials; fluctuations in demand; possible recessionary trends in U.S. And global economies; governmental policies and regulations affecting the environment; interest rates; fluctuations in foreign exchange rates; the ability of the Company to remain in compliance with its debt covenants; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

CHESAPEAKE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 30,	December 31,
	2001	2000
(in millions)

Assets
Current assets:
Cash and cash equivalents	$20.1	$31.2
Accounts receivable (less allowance of $4.2 and $3.5)	124.7	126.4
Inventories	98.3	94.5
Income tax receivable	--	31.7
Deferred income taxes	9.8	15.6
Other	8.4	8.9

Total current assets	261.3	308.3

Property, plant and equipment:
Plant sites and buildings	136.1	148.7
Machinery and equipment	286.3	301.5
Construction in progress	5.7	5.0

	428.1	455.2
Less accumulated depreciation	89.8	83.0

Net property, plant and equipment	338.3	372.2
Goodwill (less accumulated amortization of $28.7 and $17.2)	529.4	554.8
Net assets of discontinued operations	--	225.8
Other assets	118.4	79.8

Total assets	$1,247.4	$1,540.9

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$86.1	$110.2
Accrued expenses	115.8	98.2
Current maturities of long-term debt	1.6	47.1
Income taxes payable	12.4	13.0
Dividends payable	3.3	3.3

Total current liabilities	219.2	271.8

Long-term debt	488.3	634.7
Environmental liabilities	52.8	37.2
Postretirement benefits other than pensions	13.2	15.6
Other long-term liabilities	8.6	6.2
Deferred income taxes	34.3	226.2

Total liabilities	816.4	1,191.7

Stockholders’ equity:
Common stock, $1 par value; authorized, 60 million shares; outstanding, 15.2 million and 15.1 million shares	15.2	15.1
Additional paid-in capital	0.7	--
Unearned compensation	(0.9)	(2.8)
Accumulated other comprehensive loss	(92.5)	(61.3)
Retained earnings	508.5	398.2

Total stockholders’ equity	431.0	349.2

Total liabilities and stockholders’ equity	$1,247.4	$1,540.9

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

CHESAPEAKE CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended:	December 30,	December 31,	December 31,
	2001	2000	1999
(in millions, except per share data)

Income:
Net sales	$790.5	$654.7	$396.7
Cost of products sold	629.3	508.3	317.0
Selling, general and administrative expenses	110.0	99.0	63.4
Restructuring/special charges	14.6	7.7	27.7

Income (loss) from operations	36.6	39.7	(11.4)
Gain on sale of businesses	--	--	80.8
Other income, net	9.4	6.0	7.3

Income from continuing operations before interest, taxes and extraordinary item	46.0	45.7	76.7
Interest expense, net	31.3	28.1	0.4

Income from continuing operations before taxes and extraordinary item	14.7	17.6	76.3
Income tax expense	4.2	6.4	30.2

Income from continuing operations before extraordinary item	10.5	11.2	46.1
Discontinued operations:
(Loss) income from discontinued operations net of tax (benefit) expense of $(15.3) in 2000 and $13.4 in 1999	--	(33.4)	10.6
Gain (loss) on disposal of discontinued operations, net of tax expense (benefit) of $68.4, $(16.5) and $138.8	113.0	(43.6)	194.1
Extraordinary item, net of income taxes of $0.9	--	(1.5)	--

Net income (loss)	$123.5	$(67.3)	$250.8

Basic earnings per share:
Earnings from continuing operations before extraordinary item	$0.70	$0.71	$2.29
Discontinued operations, net of income taxes	7.48	(4.87)	10.19
Extraordinary item, net of income taxes	--	(0.10)	--

Basic earnings per share	$8.18	$(4.26)	$12.48

Diluted earnings per share:
Earnings from continuing operations before extraordinary item	$0.69	$0.70	$2.26
Discontinued operations, net of income taxes	7.43	(4.81)	10.03
Extraordinary item, net of income taxes	--	(0.09)	--

Diluted earnings per share	$8.12	$(4.20)	$12.29

Comprehensive income (loss):
Net income (loss)	$123.5	$(67.3)	$250.8
Other comprehensive income (loss):
Minimum pension liability (net of taxes of $5.2, $0.5 and $1.5)	(11.5)	1.0	2.9
Foreign currency translation	(18.4)	(55.1)	(1.4)
Change in fair market value of derivatives (net of taxes of $0.6)	(1.3)	--	--

Comprehensive income (loss)	$92.3	$(121.4)	$252.3

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

CHESAPEAKE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended:	December 30, 2001	December 31, 2000	December 31, 1999

(in millions)

Operating activities:
Net income (loss)	$123.5	$(67.3)	$250.8
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
(Gain) loss on disposal of discontinued businesses, net of taxes	(113.0)	43.6	(194.1)
Gain on sale of businesses	--	--	(80.8)
Depreciation and amortization of goodwill	71.4	73.6	81.2
Deferred income taxes	(0.5)	4.1	(30.4)
Noncash restructuring/special charges	7.5	--	17.5
(Gain) loss on sale of property, plant and equipment	(7.5)	0.1	0.2
Extraordinary item, net of taxes	--	1.5	--
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable, net	(7.1)	28.5	(22.0)
Inventories	9.7	(3.2)	(12.6)
Other assets	2.0	(7.6)	1.7
Accounts payable and accrued expenses	(51.1)	(10.9)	(27.1)
Income taxes payable	(237.9)	(25.7)	16.8
Other	(3.6)	(5.6)	(9.3)

Net cash (used in) provided by operating activities	(206.6)	31.1	(8.1)

Investing activities:
Purchases of property, plant and equipment	(41.3)	(77.3)	(82.4)
Acquisitions	(7.2)	(413.1)	(416.1)
Proceeds from sale of businesses	427.1	--	940.5
Proceeds from sales of property, plant and equipment	18.0	5.4	1.1
Other	0.8	9.8	(28.9)

Net cash provided by (used in) investing activities	397.4	(475.2)	414.2

Financing activities:
Net (payments) borrowings on credit lines	(311.8)	312.1	(6.9)
Payments on long-term debt	(41.9)	(185.1)	(30.8)
Proceeds from long-term debt	172.7	130.8	22.4
Debt issuance costs	(9.2)	(4.0)	(2.9)
Proceeds from issuance of common stock	--	--	4.0
Purchases of outstanding common stock	--	(71.3)	(137.1)
Dividends paid	(13.2)	(14.0)	(17.8)
Other	1.5	0.2	7.2

Net cash (used in) provided by financing activities	(201.9)	168.7	(161.9)

(Decrease) increase in cash and cash equivalents	(11.1)	(275.4)	244.2
Cash and cash equivalents at beginning of year	31.2	306.6	62.4

Cash and cash equivalents at end of year	$20.1	$31.2	$306.6

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

CHESAPEAKE CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended:	December 30, 2001	December 31, 2000	December 31, 1999

(in millions)

Common stock:
Balance, beginning of year	$15.1	$17.5	$21.4
Purchases of common stock	--	(2.5)	(4.2)
Issuance for employee stock plans	0.1	0.1	0.3

Balance, end of year	15.2	15.1	17.5

Additional paid-in capital:
Balance, beginning of year	--	--	28.7
Purchases of common stock	--	(1.5)	(36.7)
Issuance for employee stock plans	0.7	1.5	5.5
Other	--	--	2.5

Balance, end of year	0.7	--	--

Unearned compensation:
Balance, beginning of year	(2.8)	(4.8)	(6.7)
Compensation expense	0.6	1.2	3.7
Issuance for employee stock plans, net of forfeitures	1.3	0.8	(1.8)

Balance, end of year	(0.9)	(2.8)	(4.8)

Accumulated other comprehensive loss:
Balance, beginning of year	(61.3)	(7.2)	(8.7)
Currency translation adjustment	(18.4)	(55.1)	(1.4)
Pension liability adjustment	(11.5)	1.0	2.9
Change in fair market value of derivatives	(1.3)	--	--

Balance, end of year	(92.5)	(61.3)	(7.2)

Retained earnings:
Balance, beginning of year	398.2	546.2	408.6
Net income (loss)	123.5	(67.3)	250.8
Cash dividends declared	(13.2)	(13.4)	(17.0)
Purchases of common stock	--	(67.3)	(96.2)

Balance, end of year	508.5	398.2	546.2

Stockholders’ equity, end of year	$431.0	$349.2	$551.7

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Financial Statement Presentation

The Consolidated Financial Statements include the accounts and operations of Chesapeake Corporation and all of its subsidiaries (the "Company" or "Chesapeake"). In 2001, the Company sold its principal businesses included in its former Merchandising and Specialty Packaging segment and its 5 percent equity interest in Georgia-Pacific Tissue, LLC; these segments are accounted for as discontinued operations. In 2000, the Company restated the historical results of operations for this presentation (see Note 3). Chesapeake now operates in three business segments – Paperboard Packaging, Plastic Packaging and Land Development. All significant intercompany accounts and transactions are eliminated. Certain prior-year amounts have been reclassified to conform to current presentations.

          Effective January 1, 2000, the Company changed its fiscal year end for financial statement purposes from a calendar year to a 52/53 week fiscal year. Beginning with fiscal year 2000, the Company’s fiscal year ends on the Sunday closest to December 31. The effect of this change was not material to the Company’s financial position or results of operations.

          The Company is not dependent on any single customer, group of customers, market or supplier of materials, labor or services. The financial statements include, where necessary, amounts based on the judgments and estimates of management. These estimates include the estimated loss on disposition of discontinued operations, allowances for bad debts, inventory obsolescence, environmental remediation costs, restructuring, loss contingencies for litigation, self-insured medical and workers’ compensation insurance, income taxes and determinations of discount and other assumptions for pension and postretirement benefit expenses. Actual results could differ from these estimates.

          The Company recognizes revenue in the packaging businesses upon passage of title to the customer, which is generally at the time of product shipment. The Company recognizes sales of land when all conditions have occurred, as set forth in Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate.

          Significant accounting policies appear in italics as an integral part of the notes to the financial statements to which the policies relate.

2 Acquisitions and Divestitures
2001

During the first quarter of 2001, Field Group plc ("Field Group"), a wholly-owned subsidiary of the Company, acquired the in-house carton printing operations of British American Tobacco in Bremen, Germany.

          For a description of divestitures, see Note 3 – Discontinued Operations.

2000

On October 10, 2000, the Company completed the acquisition of First Carton Group Limited ("First Carton"), a paperboard packaging supplier for the premium branded food and drinks markets, for approximately $69 million plus the assumption of $50 million of debt. First Carton had operations in six locations in the United Kingdom and Germany. The purchase price for the acquisition was paid through borrowings under the Company’s senior credit facility and the issuance of loan notes.

          On February 24, 2000, the Company completed its acquisition of substantially all of the outstanding capital shares of Boxmore International PLC ("Boxmore"), a paperboard and plastic packaging company headquartered in Belfast, Northern Ireland. The acquisition was effected through a tender offer by Chesapeake UK Acquisitions II PLC ("Chesapeake UK II"), a wholly-owned subsidiary of Chesapeake, for all of the outstanding capital shares of Boxmore at a purchase price of approximately £2.65 per share. The tender offer represented a value of approximately $319 million for Boxmore’s outstanding share capital. The purchase price for Boxmore’s capital shares was paid in cash of approximately $234 million, and approximately $85 million in unsecured loan notes ("Loan Notes") issued to certain Boxmore shareholders by Chesapeake UK II. The Loan Notes bear interest at a variable rate per annum equal to the LIBOR rate for six-month British pound deposits less one-half of one percent, are redeemable in whole or part at the option of the holders on each biannual interest payment date commencing February 28, 2001, and, if not earlier redeemed, mature on February 28, 2005. Under the terms of its current credit facility, Chesapeake is required to pay a loan guarantee fee on the outstanding Loan Note balance.

          During 2000, the Company also completed the acquisitions of Lithoprint Holdings Limited, a Scottish supplier of wet applied labels and commercial printing; Green Printing Company, Inc., a specialty packaging producer and printer in Lexington, North Carolina; and a corrugated container facility in Warren County, North Carolina, and finalized the formation of a joint venture with

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Georgia-Pacific Corporation ("G-P"), in which the two companies combined their litho-laminated graphic packaging businesses. The Warren County facility and the litho-laminated joint venture were part of the Company’s former Merchandising and Specialty Packaging segment that is accounted for as a discontinued operation.

1999

On October 22, 1999, the Company completed the acquisition of Consumer Promotions International, Inc. ("CPI"), a designer and manufacturer of permanent point-of-sale displays. CPI was part of the Company’s former Merchandising and Specialty Packaging segment that is accounted for as a discontinued operation.

          Effective October 3, 1999, Wisconsin Tissue Mills Inc., later renamed WTM I Company ("WT"), a wholly-owned subsidiary of Chesapeake, completed the formation of a joint venture with GP through which the companies combined their commercial tissue businesses, resulting in an after-tax gain of approximately $194.1 million, or $9.51 per diluted share included in discontinued operations. WT contributed substantially all of the assets and liabilities of the Company’s tissue business to the joint venture, known as Georgia-Pacific Tissue, LLC (the "Tissue JV") and received a 5 percent equity interest in the Tissue JV and a cash distribution of approximately $755.0 million. GP contributed certain of its commercial tissue assets and related liabilities to the Tissue JV in return for a 95 percent equity interest. Chesapeake used a portion of the cash distribution to reduce debt, repurchase its common stock and fund acquisitions. The remaining 5 percent equity interest was sold in 2001 (see Note 3) and accounted for as a discontinued operation.

          The Tissue JV assumed substantially all of WT’s liabilities that relate primarily to its contributed business, but did not assume most tax liabilities related to the contributed assets for periods prior to formation of the Tissue JV and certain liabilities associated with the discharge of polychlorinated-biphenyls ("PCBs") and other hazardous materials in the Fox River and Green Bay System (see Note 14).

          On September 10, 1999, the Company completed the sale of approximately 278,000 acres of timberland in Virginia, Maryland and Delaware and on July 30, 1999, the Company completed the sale of its Building Products business (two sawmills, a lumber processing plant and a wood chip mill) for combined cash proceeds of approximately $185.0 million. The results of operations include a nonrecurring after-tax gain on the sales of these businesses of $48.0 million, or $2.35 per diluted share, net of a revision of $11.7 million after tax for costs associated with the 1997 disposal of the Kraft Products business.

          On March 18, 1999, Chesapeake completed its acquisition of substantially all of the outstanding capital shares of Field Group, a paperboard packaging company headquartered in the United Kingdom. The acquisition was effected through a tender offer by Chesapeake UK Acquisitions PLC, a wholly-owned subsidiary of Chesapeake, for all of the outstanding capital shares of Field Group at a purchase price of £3.60 per share. The purchase price of approximately $373.0 million was funded through a combination of approximately $316.0 million in borrowings under a credit facility, $22.0 million in unsecured loan notes issued to certain Field Group shareholders and $35.0 million in cash. During 1999, Field Group acquired Berry’s (Holding) Limited, one of Ireland’s largest suppliers of printed pharmaceutical leaflets and self-adhesive labels, and formed a joint venture with one of Spain’s leading printing groups, Mateu Cromo Artes Graphicas S.A.

Summary

Each of the acquisitions has been accounted for using the purchase method and is included in the results of operations since the purchase date, except for those businesses included in discontinued operations. The purchase prices have been allocated to the assets acquired and liabilities assumed based on their estimated market values at the respective dates of acquisition. The purchase prices for the acquired companies exceeded the fair value of net assets acquired by approximately $0.7 million in 2001, $373.9 million in 2000 and $278.3 million in 1999, of which $40.3 million in 1999 related to discontinued operations. Amounts related to continuing operations were amortized on a straight-line basis over 40 years (see Note 6 for the accounting for goodwill). The purchase

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

prices for all acquisitions have been allocated to the acquired net assets as summarized below:

(in millions)	2001	2000	1999

Acquisitions:
Fair value of assets
acquired	$7.2	$657.5	$620.8
Liabilities assumed
or created	--	(234.6)	(187.3)
Cash acquired	--	(9.8)	(17.4)

Cash paid for acquisitions, net	$7.2	$413.1	$416.1

Dispositions:
Fair value of assets sold	$456.1	$--	$941.7
Non-cash consideration
received	(29.0)	--	(1.2)

Cash received from sale of businesses	$427.1	$--	$940.5

Pro Forma Operating Data (Unaudited)

Pro forma financial information reflecting the combined results of the Company and all the acquisitions which occurred during 2000 as if those acquisitions occurred on January 1, 2000, is as follows (historical information for 2001 is presented for comparative purposes):

Years ended:	December 30, 2000	December 31, 2000

(in millions, except per share amounts)

Net sales from continuing operations	$790.5	$801.3
Income from continuing operations before extraordinary item	10.5	10.6
Net income (loss)	123.5	(67.9)
Earnings per share from continuing operations before extraordinary item:

Basic	$0.70	$0.67
Diluted	0.69	0.66
Net income (loss) per share:
Basic	8.18	(4.30)
Diluted	8.12	(4.24)

          In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; the use of the pooling-of-interests method of accounting is prohibited after this time. SFAS 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill, and it requires that unallocated negative goodwill be written off immediately as an extraordinary gain (instead of being deferred and amortized). SFAS 141 is not expected to have a material impact on the Company’s financial statements.

3 Discontinued Operations

In the fourth quarter of 2000, the Company decided to sell the principal businesses that were included in the Merchandising and Specialty Packaging segment, which has been accounted for as a discontinued operation. The businesses that made up this segment were:

  Chesapeake Display and Packaging Company, which designed, manufactured, assembled and packed temporary and permanent point-of-purchase displays.
  Consumer Promotions International, Inc., which designed, manufactured and assembled permanent point-of-purchase displays.
  Chesapeake Packaging Co., which designed and manufactured corrugated shipping containers and other corrugated packaging products.
  The 46 percent interest in Color-Box LLC, a joint venture with G-P, which designed and manufactured litho-laminated corrugated graphic packaging.

           The sales of the discontinued operations were completed in 2001.

Chesapeake Display and Packaging Company

On July 30, 2001, the Company completed the sale of substantially all of the U.S. display assets of Chesapeake Display and Packaging Company to CorrFlex Graphics, LLC ("CorrFlex"). Under the terms of the sale, the Company received approximately $3.5 million in cash and $33 million in promissory notes of CorrFlex, consisting of an $18 million term note and a $15 million performance note collateralized by subordinated liens on substantially all of the assets of CorrFlex. Subsequent to December 30, 2001, CorrFlex prepaid the $18 million term note, and the parties agreed to exchange the $15 million performance note for a $6 million term note, the principal amount of which is not contingent upon CorrFlex’s future performance. This exchange was reflected in the 2001 loss on disposal of discontinued operations.

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          On October 4, 2001, the Company completed the sale of Chesapeake Display and Packaging (Canada) Limited to Atlantic Decorated & Display, Inc., a subsidiary of Atlantic Packaging Products Ltd. of Scarborough, Ontario, for approximately $2.6 million in cash.

Consumer Promotions International, Inc.

On October 15, 2001, the Company completed the sale of Consumer Promotions International, Inc. to a management investment group. Under the terms of the sale, the Company received approximately $5.0 million in cash and $18.6 million in promissory notes collateralized by subordinated liens on substantially all of the U.S. assets of Consumer Promotions International, Inc. and the capital stock of its non-U.S. subsidiaries. The notes include $13.6 million of performance notes, which are payable based on the financial performance of Consumer Promotions International, Inc. during the period from closing through October 10, 2006. The performance notes have been fully reserved because payments due on them are contingent on future events.

Chesapeake Packaging Co.

On May 18, 2001, the Company completed the sale of Chesapeake Packaging Co. to Inland Paperboard and Packaging, Inc., a subsidiary of Temple-Inland Inc., for approximately $120 million cash proceeds.

Color-Box, LLC

On July 1, 2001, the Company completed the sale of a 27 percent interest in Color-Box, LLC, to G-P for a purchase price of $35 million in cash. The Company completed the sale of its remaining 19 percent interest in Color-Box, LLC, to G-P in November 2001 for approximately $24 million in cash.

Tissue JV

On March 2, 2001, the Company sold its 5 percent equity interest in the Tissue JV to G-P. Chesapeake received approximately $237 million for its agreement to terminate the joint venture, consideration for its ownership interest and certain indemnifiable deferred tax liabilities. The sale resulted in an after-tax gain of approximately $140.6 million. As a result of the taxable gain, approximately $179 million of the Company’s deferred income taxes became current income taxes payable. The Tissue JV was included in the Company’s former Tissue segment, which is accounted for as a discontinued operation.

         Net cash proceeds from the sales have been used to pay down debt and make related tax payments.

         Summarized results of discontinued operations are shown separately in the accompanying consolidated financial statements, except for the consolidated statements of cash flows, which summarize the activity of continuing and discontinued operations together. Net sales from discontinued operations were $196.9 million, $407.4 million and $765.3 million for 2001, 2000 and 1999, respectively. In fiscal 2000, the Company recognized an after-tax loss on disposal of discontinued operations of $43.6 million. In fiscal 2001, the Company recognized additional after-tax losses relating to the sales of discontinued operations of $27.6 million and an after-tax gain on the sale of the Tissue JV of $140.6 million, for a net gain of $113.0 million for the year. The revised estimated net loss on disposal of $71.2 million after taxes consists of the following items:

(in millions)

Asset valuation losses	$73.6
Severance and exit costs	14.0
Holding period losses	25.7
Tax benefit	(42.1)

Estimated net loss on disposal	$71.2

        Interest costs charged to discontinued operations were $6.6 million, $11.0 million and $30.0 million for 2001, 2000 and 1999, respectively. Interest costs include charges for debt specifically identified with the discontinued operations and an allocated amount based on the relationship of net assets to be discontinued to the sum of consolidated net assets plus nonallocable debt.

        In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 requires that long-lived assets to be disposed of be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations for which disposals are committed to after the effective date of SFAS 144 will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and is not expected to have a material impact on the Company’s financial statements.

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4 Restructuring/Special Charges 2001

The following table sets forth the details of the Company’s restructuring/special charges recognized in 2001.

(in millions)	Paperboard Packaging	Plastic Packaging	Corporate	Total

2001 provision:
Employment
reduction	$2.8	$1.8	$7.4	$12.0
Facility closures	--	--	0.7	0.7
Asset held for sale	--	--	1.9	1.9

	2.8	1.8	10.0	14.6
Non-cash items	--	--	(6.5)	(6.5)
Cash payments
in 2001	(0.6)	(0.2)	(0.9)	(1.7)
Foreign currency
translation	(0.1)	--	--	(0.1)

Balance
December 30, 2001	$2.1	$1.6	$2.6	$6.3

          The 2001 restructuring/special charges of $14.6 million before income taxes consisted of the following:

  As a result of the sales of discontinued operations, the Company implemented a restructuring program to reduce corporate overhead. Approximately $9.2 million was recognized for costs associated with a salaried staff reduction of approximately 50 positions achieved primarily through a voluntary separation program. The voluntary separation program benefits will be funded primarily by surplus assets of the Company’s U.S. defined benefit salaried pension plan. Approximately 70 percent of the staff reduction occurred by December 30, 2001, with the remainder to occur during the first quarter of 2002. Approximately $2.6 million was recognized for the elimination of two corporate office sites and the reduction of the carrying value of a corporate aircraft that was sold in January 2002.
  The Paperboard Packaging segment incurred approximately $2.8 million of severance costs for employees primarily associated with the integration of its recent acquisitions.

          The Company also recorded a $3.4 million reserve on the opening balance sheet for the First Carton acquisition. The reserve consisted of severance costs of $3.0 million for approximately 130 employees and exit costs of $0.4 million associated with the closure of one operating location. As of December 30, 2001, no payments had been made against this reserve. The Company expects to pay the severance and exit amounts during 2002.

          The following table sets forth the details of activity in the Company’s restructuring/special charges accrual recognized in 2000 and 1999.

(in millions)	Paperboard Packaging	Corporate	Total

1999 provision	$18.2	$9.5	$27.7
1999 activity:
Non-cash items	(9.0)	--	(9.0)
Cash payments	(0.6)	(2.6)	(3.2)
2000 provision	2.6	5.1	7.7
Cash payments in 2000	(7.9)	(8.4)	(16.3)
Cash payments in 2001	(2.5)	(3.6)	(6.1)
Foreign currency
translation	(0.6)	--	(0.6)

Balance December 30, 2001	$0.2	$--	$0.2

2000

The 2000 restructuring/special charges of $7.7 million before income taxes consisted of the following:

  The Company revised its estimate of costs incurred to respond to an unsolicited proposal by Shorewood Packaging Corporation (“Shorewood”) to acquire Chesapeake.
  In connection with the acquisition of First Carton, the Paperboard Packaging segment decided to close one of its operating facilities to eliminate excess capacity. Included in the costs of closure are severance expenses for approximately 160 employees and exit costs, which were offset in part by a pension termination benefit.

          At December 30, 2001, payments were completed as anticipated for the Shorewood costs, and severance payments were completed for approximately 160 employees at the Paperboard Packaging plant.

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1999

In the fourth quarter of 1999, the Company recognized $38.0 million before taxes for restructuring/special charges. Of these charges, $27.7 million related to ongoing operations and $10.3 million related to discontinued operations. The 1999 restructuring/special charges for continuing operations of $27.7 million before income taxes consisted of the following:

  Employment reduction. In December 1999, the Company reviewed its organization and cost structures. As a result of this review, the Company recorded $9.5 million of severance costs associated with announced work force reductions of approximately 300 employees in the Paperboard Packaging segment and 10 corporate employees. In addition, there was a reduction of $1.3 million in the 1998 restructuring cost estimate for plant closure costs in the French operations. The balance remaining in the Paperboard Packaging plan relates to ongoing severance payments for a French social plan.
  Asset impairment. As part of the Company’s annual assessment of operating plans, it was determined that operating losses were expected to continue in the French operations acquired in 1996. As a result of this assessment, in the fourth quarter of 1999 the Company recorded an impairment charge of $10.3 million relating to the write-down of goodwill and other long-lived assets.
  Defense fees. Defense fees of $9.2 million represent costs incurred to respond to an unsolicited proposal by Shorewood to acquire Chesapeake.

          At December 30, 2001, payments were completed as planned for the restructuring/special charges related to the defense fees, and $0.2 million remains related to the French social plan.

5 Inventories

Inventories are valued at the lower of cost or market, determined principally by the average cost method.
          Year-end inventories consist of:

(in millions)	2001	2000

Finished goods	$56.9	$47.3
Work-in-process	19.1	18.5
Materials and supplies	22.3	28.7

Total	$98.3	$94.5

6 Long-Term Assets

Property, plant and equipment is stated at cost, less accumulated depreciation. The costs of major rebuilds and replacements of plant and equipment are capitalized, and the costs of ordinary maintenance and repairs are charged to income as incurred. The costs of software developed or obtained for internal use are capitalized. When properties are sold or retired, their costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are reflected in income. Depreciation for financial reporting purposes is computed principally by the straight-line method over the estimated useful asset lives, which range from 10 to 40 years for buildings and improvements and generally 5 to 20 years for machinery and equipment. Depreciation expense was $45.9 million in 2001, $41.5 million in 2000 and $27.4 million in 1999.

          In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”),Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs. SFAS 143 is effective for financial statements with fiscal years beginning after June 15, 2002, and is not expected to have a material impact on the Company’s financial statements.

          The cost in excess of the estimated fair value of identifiable assets of acquired businesses is being amortized on a straight-line basis over 40 years or less.

          In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets which supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the 40-year limitation on the amortization period of intangible assets that have finite lives.

          SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment (measured as of the beginning of the fiscal year of adoption). The second step is to measure the amount of the impairment loss, if any (which measurement must be completed by the end of the year of adoption).

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year. Any impairment loss resulting from the transitional impairment tests would be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002.

          The Company will adopt the provisions of SFAS 142 in the first quarter of 2002. The Company is in the process of preparing for its adoption of SFAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets and liabilities should be allocated to those reporting units. The Company has not yet determined what effect these impairment tests will have on the Company's earnings and financial position. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income of approximately $14.4 million ($0.94 per share) in 2002.

          Prior to the adoption of SFAS 142, the Company reviewed goodwill and long-lived assets annually for impairment by comparing the carrying amount to estimated future undiscounted cash flows. If this review indicated that goodwill was not recoverable, the carrying amount was reduced to fair value. During 1999, goodwill was reduced by $0.7 million for asset write-offs and $23.0 million due to the sales of businesses.

7 Long-Term Debt

Long-term debt at year-end consisted of:

(in millions)	2001	2000

Notes payable -- banks:
Credit lines, interest 3.90% -- 6.20%	$34.9	$365.5
Term loans, interest 0.65% -- 4.09%	9.6	11.1
Unsecured notes:
9.875% notes, due 2003	33.6	33.6
7.20% notes, due 2005	85.0	85.0
10.375% Senior Subordinated Notes, due 2011	166.9	--
Loan notes, interest 4.875% -- 6.563%, due 2005	77.2	96.2
Loan notes, interest 4.438%, due 2006	15.0	17.7
Industrial development authority obligations:
6.375% to 6.875% notes, due 2002 -- 2003	2.2	3.3
6.25% to 6.375% notes, due 2019	50.0	50.0
Other debt	15.5	19.4

Total debt	489.9	681.8
Less current maturities	1.6	47.1

Total long-term debt	$488.3	$634.7

          Principal payments on debt for the next 5 years are: 2002, $23.4 million; 2003, $42.4 million; 2004, $3.4 million; 2005, $181.0 million; and 2006, $20.6 million.

          The Company maintains credit lines with several banks, domestically and internationally, maturing in 2002 – 2005, under which it guarantees loan notes and can borrow up to $264.5 million. Nominal facility fees are paid on the credit lines and interest is charged primarily at LIBOR plus a margin based on the Company's leverage ratio. The Company is required to pay a loan guarantee fee, which varies based on the Company's leverage ratio, on the outstanding loan note balance issued in connection with the Boxmore and First Carton acquisitions. Other lines of credit totaling $22.1 million are maintained with several banks on an uncommitted basis. Because of the availability of long-term financing under the terms of the senior credit facility, the borrowings under uncommitted and short-term credit lines have been classified as long-term debt.

          On November 19, 2001, the Company announced the sale of £115 million of its 10 3 / 8 percent Senior Subordinated Notes due 2011 (the “Subordinated Notes”). The Subordinated Notes were sold through institutional private placements. The Company used the net proceeds from the sale of the Subordinated Notes, which were $159.2 million after issuance costs, to repay outstanding borrowings under the Company's senior bank credit facility. Concurrently with the placement of the Subordinated Notes, the Company amended and restated its $250 million senior credit facility to reset certain financial covenants relating to leverage and interest coverage based on the Company's new leverage position. The senior credit facility is collateralized by a pledge of the inventory, receivables and intangible assets of the Company's United States subsidiaries, and is guaranteed by each material United States and United Kingdom subsidiary.

          Certain of the Company's loan agreements include provisions permitting the holder of the debt to require the Company to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership. In addition, the Company's loan notes include provisions permitting the holder to require repayment of the notes on certain biannual interest payment dates. Because of the availability of long-term financing through the Company's senior credit facility and the Company's intention to refinance any put loan notes, these borrowings have been classified as long-term debt. In addition, the loan agreements contain customary restrictive covenants, including covenants restricting, among other things, the Company's ability and its subsidiaries' ability to create liens, merge or consolidate, dispose of assets, incur indebtedness and guarantees, repurchase or redeem capital stock and indebtedness, make capital expenditures, certain investments or acquisitions, enter into certain transactions with affiliates or change

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the nature of the Company's business. Under the terms of the senior credit facility, acquisitions may be made with equity only until the Company's senior leverage ratio is less than 3.0 and it elects to tighten the senior debt-to-EBITDA ratio covenant to 3.25 to 1. The senior credit facility also contains several financial maintenance covenants, including covenants establishing a maximum leverage ratio, maximum senior leverage ratio, minimum tangible net worth and a minimum interest coverage ratio. The Company was in compliance with all of its debt covenants as of the end of the fourth quarter of 2001.

          The Company's loan agreements include covenants that may affect the Company's ability to pay dividends on its common stock. The most restrictive of these covenants is included in the Subordinated Notes, which limits the Company's ability to make "restricted payments," such as paying dividends on the Company's common stock and making investments in entities other than certain subsidiaries of the Company. The covenant is subject to customary exceptions, including provisions that permit up to an aggregate $25 million of such restricted payments after the November 13, 2001, issuance date of the Subordinated Notes, so long as the Company is not in default under the Subordinated Notes, and that permit investments using certain qualified equity securities of the Company. The covenant also permits additional restricted payments based on the Company's financial performance from and after the fourth quarter of 2001. At December 30, 2001, under the most restrictive provisions of the covenant, the Company had $26.6 million available to pay cash dividends on its common stock. The Company does not expect that the covenant will materially limit its ability to pay dividends, in accordance with its current dividend policy, for the foreseeable future.

         The Company has estimated the fair value of long-term debt at December 30, 2001, and December 31, 2000, to be $493.4 million and $624.3 million, respectively, compared to book values of $488.3 million and $634.7 million, respectively. The fair value is based on the quoted market prices for similar issues or current rates offered for debt of the same or similar maturities.

8 Financial Instruments and Risk Concentrations

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

         The Company records all derivative instruments on the balance sheet as assets or liabilities, measured at fair market value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Chesapeake principally hedges against these exposures using forward exchange contracts and interest rate swaps. The contracts that have been designated as hedges of anticipated future cash flows will be marked to market through other comprehensive income (balance sheet adjustments) until such time as the related forecasted transactions affect earnings.

         The Company's strategy is to optimize the ratio of the Company's fixed to variable rate financing to maintain an acceptable level of exposure to the risk of interest rate fluctuation. To obtain this mix, the Company uses interest rate swaps that have the effect of converting specific debt obligations of the Company from variable to fixed rate, or vice versa, as required. The Company has entered into interest rate swap agreements under which it pays to counterparties a fixed interest rate and the counterparties pay the Company a variable interest rate based on LIBOR on a notional principal amount of $150.3 million as of December 30, 2001, and $154.7 million as of December 31, 2000. These contracts mature in March 2003 and November 2004 and the weighted-average pay rate and receive rate under the interest rate contracts were 6.15 percent and 4.17 percent, respectively, for the year ended December 30, 2001, and were 6.15 percent and 5.86 percent, respectively, for the year ended December 31, 2000. The Company has estimated the fair value of the interest rate swap agreements to be a liability of approximately $2.9 million as of December 30, 2001, and $1.9 million as of December 31, 2000. The offset for the liability was recorded in other comprehensive income net of taxes each year. The fair value of interest rate agreements was determined using a model that estimates fair values at market rates, or was based upon quoted market prices for similar agreements with similar maturities. The Company had no interest rate derivative instruments outstanding as of the end of 1999.

CHESAPEAKE CORPORATION

          Chesapeake manages its foreign currency exposure primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. The Company periodically enters into forward contracts which mature in one year or less to hedge purchase commitments. As of December 30, 2001, and December 31, 2000, the Company had no material foreign currency derivative instruments outstanding.

9 Income Taxes

Income tax expense (benefit) consists of:

(in millions)	2001	2000	1999

Currently (receivable) payable:
Federal	$(3.6)	$(8.3)	$50.8
State	(2.7)	(2.0)	5.2
Foreign	11.0	9.0	10.3

Total current	4.7	(1.3)	66.3

Deferred:
Federal	(2.4)	4.9	(28.1)
State	0.4	0.9	(2.8)
Foreign	1.5	1.9	(5.2)

Total deferred	(0.5)	7.7	(36.1)

Total income taxes	$4.2	$6.4	$30.2

          Significant components of the year-end deferred income tax assets and liabilities are:

(in millions)	2001	2000

Postretirement medical benefits	$5.9	$5.6
Accrued liabilities	8.6	8.9
Foreign exchange losses	4.2	4.7
Tax carryforward benefits	1.8	13.3
Loss on discontinued operations	--	16.5
Valuation allowance	(1.8)	(11.0)
Other	3.5	6.2

Deferred tax assets	22.2	44.2

Accumulated depreciation	(39.8)	(48.8)
Deferred gain on contribution of assets to Tissue JV	--	(196.6)
Pension accrual	(5.4)	(6.7)
Other	(1.5)	(2.7)

Deferred tax liabilities	(46.7)	(254.8)

Net deferred taxes	$(24.5)	$(210.6)

          The valuation allowance relates to state and foreign income tax net operating loss carryforwards and credits that expire from 2002 through 2010. The deferred gain on the contribution of assets relates to the formation of the Tissue JV (see Note 2).

          The differences between the Company's effective income tax rate and the statutory federal income tax rate are:

	2001	2000	1999

Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	(10.5)	(4.0)	2.0
Goodwill and other purchase accounting adjustments	26.6	20.0	1.8
Foreign tax rate difference	(15.0)	(7.6)	(0.7)
Tax credits benefited	(8.5)	--	(1.8)
Foreign losses not benefited	--	1.7	0.5
Other, net	1.0	(8.5)	2.8

Consolidated effective income tax rate	28.6%	36.6%	39.6%

          The Company's intention is to permanently reinvest the undistributed earnings of its foreign subsidiaries, thus no United States income taxes have been provided on these earnings.

10 Employee Retirement and Postretirement Benefits

The Company maintains several noncontributory defined benefit retirement plans covering substantially all U.S. and certain foreign employees. Pension benefits are based primarily on the employees' compensation and/or years of service. Annual pension costs have been actuarially determined as of September 30, 2001 and 2000. The net pension expense includes amortization of prior service costs over periods of the greater of 15 years or the average remaining employee service period.

          The Company also provides certain healthcare and life insurance benefits to certain United States hourly and salaried employees who retire under the provisions of the Company's retirement plans. The Company does not pre-fund these benefits.

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          The following schedules present the changes in the plans' benefit obligations and fair values of assets for 2001 and 2000:

		Pension Benefits

					Postretirement Benefits Other Than Pensions
	U.S. Plans		Non-U.S. Plans

(in millions)	2001	2000	2001	2000	2001	2000

Benefit obligation at beginning of year	$69.9	$76.1	$194.4	$181.3	$14.1	$16.2
Acquisitions (divestitures)	--	(5.6)	--	10.9	--	--
Service cost	1.4	2.1	5.7	7.3	--	0.1
Interest cost	5.0	5.5	11.0	10.6	1.0	1.2
Plan participants' contributions	--	--	2.7	2.9	0.2	0.1
Amendments	--	0.1	--	--	--	--
Actuarial (gain) loss	3.9	(1.9)	3.7	5.8	3.7	(1.3)
Curtailments	(3.9)	--	--	(2.3)	(1.7)	--
Settlements	(11.6)	--	(0.8)	--	--	--
Special termination benefits	2.7	--	--	--	0.4	--
Exchange rate changes	--	--	(5.5)	(14.1)	--	--
Benefits paid	(6.4)	(6.4)	(9.5)	(8.0)	(2.2)	(2.2)

Benefit obligation at end of year	$61.0	$69.9	$201.7	$194.4	$15.5	$14.1

Fair value of plan assets at beginning of year	$86.0	$88.7	$198.7	$179.9	$--	$--
Acquisitions (divestitures)	--	(7.6)	--	7.4	--	--
Actual return on plan assets	(14.1)	8.4	(40.3)	25.6	--	--
Employer contributions	3.3	2.9	4.4	5.1	2.0	2.1
Plan participants' contributions	--	--	2.7	2.9	0.2	0.1
Settlements	(12.2)	--	(0.6)	(0.2)	--	--
Exchange rate change	--	--	(5.9)	(14.0)	--	--
Benefits paid	(6.4)	(6.4)	(9.5)	(8.0)	(2.2)	(2.2)

Fair value of plan assets at end of year	$56.6	$86.0	$149.5	$198.7	$--	$--

Funded status at end of year	$(4.4)	$16.1	$(52.2)	$4.3	$(15.5)	$(14.1)
Unrecognized actuarial loss (gain)	23.6	4.3	51.9	(8.7)	2.2	(1.2)
Unrecognized transition obligation	(0.4)	(1.2)	2.0	2.4	--	--
Unrecognized prior service cost	0.2	1.6	--	--	--	(0.3)
Contributions made between measurement
date and fiscal year end	0.2	0.2	--	0.4	--	--

Net amount recognized	$19.2	$21.0	$1.7	$(1.6)	$(13.3)	$(15.6)

          In 2001 the fair value of plan assets and benefit obligations for pensions reflects the settlement and curtailment of pension plan benefits associated with the discontinued operations which were sold during the year (see Note 3) and the special termination costs and settlement costs associated with the voluntary separation program utilized for the reduction of corporate personnel (see Note 4). The fair value of plan assets and benefit obligations for pensions in 2000 reflects the acquisition of Boxmore and First Carton and the planned closure of an operating facility in the Paperboard Packaging segment.

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          The following table provides the amounts recognized in the balance sheets as of each year:

		Pension Benefits			Postretirement Benefits Other Than Pensions

	U.S. Plans		Non-U.S. Plans

(in millions)	2001	2000	2001	2000	2001	2000

Prepaid benefit cost	$24.3	$29.7	$--	$2.8	$--	$--
Accrued benefit liability	(11.8)	(11.7)	(11.2)	(4.4)	(13.3)	(15.6)
Intangible asset	0.1	0.2	--	--	--	--
Accumulated other comprehensive income	6.6	2.8	12.9	--	--	--

Net amount recognized	$19.2	$21.0	$1.7	$(1.6)	$(13.3)	$(15.6)

Pension plans in which accumulated benefit obligation exceeds plan assets at the end of the year:

Projected benefit obligation	$17.4	$19.0	$191.3	$1.5
Accumulated benefit obligation	17.0	19.0	152.5	1.4
Fair value of plan assets	5.2	6.4	142.0	--

Discount rate	7.25%	7.75%	5.90%	6.00%	7.25%	7.75%
Expected return on plan assets	9.00%	9.25%	8.00%	8.00%	N/A	N/A
Rate of compensation increase	4.50%	4.50%	3.70%	4.00%	4.50%	4.50%

The following table provides the components of net pension costs and the assumptions used to calculate net pension costs:

	Pension Benefits						Postretirement Benefits Other Than Pensions

	U.S. Plans			Non-U.S. Plans

(in millions)	2001	2000	1999	2001	2000	1999	2001	2000	1999

Service cost	$1.4	$2.1	$3.8	$5.7	$7.3	$5.7	$--	$0.1	$0.6
Interest cost	5.0	5.5	7.1	11.0	10.6	7.7	1.0	1.2	1.4
Expected return on plan assets	(7.4)	(7.7)	(9.3)	(15.3)	(14.4)	(10.4)	--	--	--
Amortization of unrecognized transition obligation	(0.5)	(0.6)	(0.7)	0.1	0.1	--	--	--	--
Prior service cost recognized	0.2	0.2	0.4	--	--	--	--	--	--
Recognized actuarial loss	0.2	0.3	0.7	--	--	--	--	--	--

Net pension (income) expense	(1.1)	(0.2)	2.0	1.5	3.6	3.0	1.0	1.3	2.0
Loss (gain) due to settlement or curtailment	4.6	--	(2.9)	--	(2.3)	--	0.4	--	--

Net pension expense after settlement and curtailment costs	$3.5	$(0.2)	$(0.9)	$1.5	$1.3	$3.0	$1.4	$1.3	$2.0

Discount rate	7.75%	7.50%	6.75%	6.00%	6.00%	5.50%	7.75%	7.50%	6.75%
Expected return on plan assets	9.25%	9.25%	9.50%	8.00%	8.00%	7.50%	N/A	N/A	N/A
Rate of compensation increase	4.50%	4.50%	4.75%	4.00%	4.00%	4.00%	4.50%	4.50%	4.75%

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          During 2001, the Company provided its corporate employees with a voluntary separation program, resulting in a pre-tax settlement loss of approximately $4.6 million (see Note 4). During 2000, the Company decided to close a redundant operating facility in the Paperboard Packaging segment (see Note 4), resulting in a net pre-tax curtailment gain of approximately $2.3 million. During 1999, the Company contributed substantially all of its WT operations to the Tissue JV (see Note 2) and sold certain of its timberland and its Building Products business, resulting in a net pre-tax curtailment gain of approximately $2.9 million.

          For measurement purposes, a 10 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2001. The rate was assumed to decrease gradually each year to a rate of 5 percent for 2006 and remain at that level thereafter. In regards to postretirement benefits, a one percent change in assumed healthcare cost trend rates would have the following effects:

(in millions)	One Percent Increase	One Percent Decrease

Effect on total of service
and interest cost	$--	$--
Effect on postretirement
benefit obligation	0.6	(0.5)

11 Stockholders' Equity

Chesapeake Corporation currently has 60 million authorized shares of common stock, $1.00 par value, of which 15,158,953 shares were outstanding as of December 30, 2001. In accordance with board of directors' authorizations, the Company repurchased and immediately retired 2.5 million shares in 2000 and 4.2 million shares in 1999, for aggregate purchase prices of $71.3 million and $137.1 million, respectively.

          In addition to its common stock, the Company's authorized capital includes 500,000 shares of preferred stock ($100.00 par), of which 100,000 shares are designated as Series A Junior Participating Preferred Stock ("Series A Preferred"). No preferred shares were outstanding during the three years ended December 30, 2001.

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

Earnings Per Share ("EPS")

Basic EPS is calculated using the weighted-average number of outstanding common shares for the periods, which were 15,058,813 in 2001; 15,768,479 in 2000; and 20,147,593 in 1999. Diluted EPS reflects the potential dilution that could occur if securities are exercised or converted into common stock or result in the issuance of common stock that would then share in earnings. Diluted EPS is calculated using the weighted-average number of diluted outstanding common shares for the periods, which were 15,205,035 in 2001; 15,988,941 in 2000; and 20,435,662 in 1999. The difference between the weighted-average shares used for the basic and diluted calculation is primarily due to "in-the-money" stock options outstanding.

12 Stock Option and Award Plans

At December 30, 2001, the Company had three stock compensation plans for employees and officers. All three plans have been approved by the Company's shareholders. Under the 1997 Incentive Plan, the Company may grant stock options, stock appreciation rights ("SARs"), stock awards, performance shares or stock units, and may make incentive awards, to the Company's key employees and officers. The options outstanding were awarded under the Company's 1993 and 1997 Incentive Plans and the 1987 Stock Option Plan. Up to 4,484,957 shares may be issued pursuant to all of the stock option and award plans; however, the board of directors has stated that all future grants will be made only from those shares available under the 1997 Incentive Plan, which had 1,972,273 shares issuable at December 30, 2001.

          The Company has a Directors' Stock Option and Deferred Compensation Plan that provides for annual grants of stock options to nonemployee directors. Up to 350,000 shares may be issued pursuant to the directors' plan.

CHESAPEAKE CORPORATION

Stock Options

Stock options are generally granted with an exercise price equal to the market value of the common stock on the date of the grant, expire 10 years from the date they are granted, and generally vest over a three-year service period.

The following schedule summarizes stock option activity for the three years ended December 30, 2001:

		Number of Stock Options	Weighted- Average Exercise Price

Outstanding, January 1, 1999		1,169,016	$29.82
Granted		389,200	28.32
Exercised		(128,181)	23.63
Forfeited/expired		(147,446)	31.99

Outstanding, December 31, 1999		1,282,589	29.73
Granted		519,950	28.80
Exercised		(30,150)	23.31
Forfeited/expired		(164,355)	31.22

Outstanding, December 31, 2000		1,608,034	29.41
Granted		405,500	21.91
Exercised		(68,410)	21.40
Forfeited/expired		(179,415)	29.45

Outstanding, December 30, 2001		1,765,709	$27.91

Exercisable:
December 31, 1999		813,713
December 31, 2000		922,876
December 30, 2001		1,088,638
Weighted-average fair value of options granted during the year:

1999	$ 7.14
2000	$ 7.06
2001	$ 5.58

          The Black-Scholes option pricing model was used to estimate fair value as of the date of grant using the following assumptions:

	2001	2000	1999

Dividend yield	4.0%	3.0%	2.8%
Risk-free interest rates	4.4%	4.8%	5.3%
Volatility	30.7%	30.3%	27.8%
Expected option term (years)	5.0	6.0	6.0

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

          Had the compensation cost for the Company's stock option plans been determined based on the fair value at the grant date, the Company's pro forma net income and earnings per share amounts would be as follows:

(in millions, except per share data)	2001	2000	1999

Net income (loss):
As reported	$123.5	$(67.3)	$250.8
Pro forma	121.7	(69.0)	249.3
Earnings per share
As reported:
Basic	$8.18	$(4.26)	$12.48
Diluted	8.12	(4.20)	12.29
Pro forma:
Basic	$8.06	$(4.37)	$12.40
Diluted	8.01	(4.31)	12.22

          Pro forma disclosures for stock option accounting may not be representative of the effects on reported net income in future years.

          Information about options outstanding at December 30, 2001, is summarized below:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$19.15--$19.38	33,102	1.6	$ 19.15	33,102	$ 19.15
$20.16--$24.54	586,006	7.3	22.45	177,689	23.41
$25.18--$29.75	656,088	6.5	28.33	389,902	28.18
$30.34--$34.99	331,064	4.7	32.75	328,496	32.76
$35.27--$38.45	159,449	5.8	38.06	159,449	38.06

	1,765,709	6.3	$ 27.91	1,088,638	$ 29.96

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Restricted Stock

From 1998 to 2000, the executive compensation committee of the board of directors made grants of restricted stock to the Company’s officers and certain managers for the 1998 –2001 Performance Cycle of the Long-term Incentive Program under the 1997 Incentive Plan. In order to receive these awards, the participants were required to place shares of stock, of which at least one-half were required to be newly acquired shares, on deposit with the Company. For each share of stock placed on deposit, the participant received up to two shares of time-based restricted stock and up to one and one-half shares of performance-based restricted stock. The time-based restricted stock granted in 1998 vested in 25 percent installments at the end of each year from 1998 to 2001, the 1999 grants vested in one-third installments at the end of each year from 1999 to 2001 and the 2000 grants vested in 50 percent installments in 2000 and 2001. Additionally, certain officers and managers were awarded time-based restricted stock that vests entirely by the end of 2002. The performance-based restricted stock could have been earned any time after June 30, 1999, that the Company’s return on equity ("ROE") over the prior five calendar quarters met the goals set by the executive compensation committee. This performance-based restricted stock was forfeited if the ROE goals were not achieved. During 2001 and 1999, the ROE targets were achieved and a related percentage of performance-based restricted stock vested. During 2000, the ROE goals were not achieved and no performance-based restricted stock vested.

     Information about restricted stock and stock units is shown below:

	2001	2000	1999

Outstanding grants
January 1	119,273	180,272	228,958
New shares granted	–	21,000	78,930
Shares forfeited	(32,699)	(38,828)	(3,845)
Shares vested	(68,906)	(43,171)	(123,771)

Outstanding grants
at year end	17,668	119,273	180,272

Stock Purchase Plans

The Company has stock purchase plans for certain eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased based on participant and Company contributions. At December 30, 2001, 429,029 shares remain available for issuance under these plans.

401(k) Savings Plans

The Company also sponsors, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, pre-tax savings programs for eligible salaried and hourly employees. Participants’ contributions are matched in cash up to designated contribution levels by the Company. Contributions are invested in several investment options, which may include Chesapeake common stock, as selected by the participating employee. At December 30, 2001, 300,000 shares of Chesapeake common stock are reserved for issuance under these programs.
The charges to income from continuing operations for all stock option and award plans approximated $2.5 million in 2001, $1.9 million in 2000 and $2.4 million in 1999.

13 Supplemental Balance Sheet and Cash Flow Information

Balance Sheet Information

(in millions)	2001	2000

Accrued expenses:
Compensation and employee
benefits	$45.4	$37.4
Restructuring	9.9	6.5
Interest	9.1	10.9
Other	51.4	43.4

Total	$115.8	$98.2

Cash Flow Information

(in millions)	2001	2000	1999

Cash paid for:
Interest, net	$38.7	$39.1	$35.3
Income taxes, net of refunds	218.6	6.1	50.6
Supplemental investing
and financing non-cash
transactions:
Issuance of common stock
for employee benefit plans	$1.1	$2.1	$2.7
Dividends declared not paid	3.3	3.3	3.9
Real estate transactions	–	–	0.3
Assets obtained by capital lease	1.7	1.9	–

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14 Commitments and Contingencies
Lease Obligations

The Company leases certain assets (principally manufacturing equipment, office space, transportation and information processing equipment) generally for three- to five-year terms. Rental expense for operating leases for continuing operations totaled $7.4 million for 2001, $5.6 million for 2000 and $2.6 million for 1999. As of December 30, 2001, aggregate minimum rental payments in future years on noncancelable operating leases approximated $32.2 million. The amounts applying to future years are: 2002, $6.7 million; 2003, $5.6 million; 2004, $3.9 million; 2005, $3.4 million; 2006, $3.1 million; and thereafter, $9.5 million.

Legal and Environmental Matters

It is the Company’s policy to accrue estimated future expenditures for environmental obligations when it is probable such costs will be incurred and when a range of loss can be reasonably estimated. Future expenditures for environmental obligations are not discounted unless the aggregate amount of the obligations, and the amount and timing of the cash payments, are fixed and readily determinable.

          In 1994, the United States Department of Interior, Fish and Wildlife Service ("FWS"), a federal natural resources trustee, notified WT that it had identified WT and four other companies located along the lower Fox River in northeast Wisconsin as potentially responsible parties ("PRPs") for purposes of natural resources liability under CERCLA arising from alleged releases of polychlorinated-biphenyls ("PCBs") in the Fox River and Green Bay System. Two other companies subsequently received similar notices from the FWS. On June 18, 1997, the United States Environmental Protection Agency ("EPA") announced that it was initiating the process of listing the lower Fox River on the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") National Priorities List of hazardous waste sites. The EPA identified several PRPs, including WT.

          In October 2001, the Wisconsin Department of Natural Resources ("DNR") and the EPA released for public comment a draft remedial investigation/feasibility study ("RI/FS") and proposed remedial action plan ("PRAP") for the lower Fox River and Green Bay site. The PRAP proposes remediation of the site based on a combination of dredging contaminated sediment and natural attenuation. The dredging portion of the remediation applies an action level of 1 part per million of PCB contamination as the standard for removal. In the PRAP, the EPA and DNR estimate the cost of the proposed remediation and restoration to be approximately $308 million. The RI/FS and the PRAP were subject to a public comment period before being finalized and WT and the other PRPs submitted timely comments. A definitive Remedial Action Plan has not been finalized. Any enforcement of a definitive Remedial Action Plan may be subject to judicial review.

          Based on current information and advice from its environmental consultants, WT believes that the 1 part per million action level and the resulting aggressive effort to remove substantial amounts of PCB-contaminated sediments (most of which are buried under cleaner material or are otherwise unlikely to move), as contemplated by the PRAP, are excessive and would be environmentally detrimental and therefore inappropriate. In addition, WT believes that the cost of the remediation estimated in the PRAP may be understated. A preliminary study by consultants for the PRPs estimates that the cost of the remediation and restoration proposed in the PRAP could be as much as approximately $1.4 billion. WT believes that less intrusive alternatives are more environmentally appropriate, cost effective and responsible methods of managing risks attributable to sediment contamination.

          On October 25, 2000, the federal and tribal natural resources trustees released a Restoration and Compensation Determination Plan ("RCDP") presenting the federal and tribal trustees’ planned approach for restoring injured federal and tribal natural resources and compensating the public for losses caused by the release of PCBs. The RCDP states that the final natural resource damage claim will depend on the extent of PCB clean-up undertaken by EPA and DNR, but estimates past interim damages to be $65 million, and, for illustrative purposes only, estimates costs of restoration to address present and future PCB injuries in a range of $111 million to $268 million. WT believes that the alleged damages to natural resources are overstated in the RCDP and joined in the PRP group comments to that effect on the RCDP. The final natural resource damage assessment has not been issued.

          The ultimate cost to WT associated with this matter cannot be predicted with certainty at this time, due to uncertainties with respect to what remediation will be implemented, and uncertainties associated with the actual cost of that remediation; the outcome of the federal and state natural resource damage assessments; WT’s share of any multi-party clean-up/restoration expenses; the timing of any clean-up/ restoration; the evolving nature of clean-up/restoration technologies and governmental regulations; controlling legal precedent; the extent to which contributions will be available from other parties; and the scope of potential recoveries from insurance carriers and prior owners of WT. While such costs cannot be predicted with certainty at this time, WT believes that the ultimate clean-up/restoration costs associated with the lower Fox River site may exceed $500 million for all PRPs in the aggregate. Under CERCLA, each PRP generally will be jointly and severally liable for the full amount of the clean-up costs, subject to a right of contribution from the other PRPs. In practice, PRPs generally negotiate among themselves to determine their respective contributions to

CHEASPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

any multi-party clean-up/restoration, based upon factors including their respective contributions to the alleged contamination and their ability to pay. Based on presently available information, WT believes that several of the named PRPs will be able to pay substantial shares toward remediation and restoration, and that there are additional parties, some of which have substantial resources, that may also be jointly and severally liable. The Company has accrued an amount based on the PRAP cost estimates prepared by the EPA and DNR, which includes discounted costs for certain long-term remediation activities.

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

          In relation to the Kraft Products mill located in West Point, Virginia formerly owned and operated by Chesapeake Paper Products, L.L.C., which was sold to St. Laurent Paperboard (U.S.) Inc. ("St. Laurent") in May 1997, the Company may have an indemnification obligation to St. Laurent with regard to notices of alleged environmental violations issued by the EPA and the Virginia Department of Environmental Quality ("DEQ") in April 1999. The Company's indemnification obligation with respect to such matters is capped at $50.0 million and, in certain circumstances, is subject to a $2.0 million deductible. The Company and St. Laurent have jointly responded to and are defending against the matters alleged in the notice of violations, and have presented an initial settlement offer, consisting primarily of engineering measures, to the EPA and DEQ. The ultimate cost, if any, to the Company relating to the alleged environmental violations cannot be determined with certainty at this time due to the absence of a determination that any violations of applicable laws occurred and, if any violations are ultimately found to have occurred, a determination of (i) any required remediation costs and penalties subsequent to negotiation with the EPA and DEQ, and (ii) whether St. Laurent would be entitled to indemnification from the Company.

          The Company's accrued environmental expenditures totaled approximately $54 million as of December 30, 2001 and $38 million as of December 31, 2000. The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accrual as necessary. The accrual does not reflect any possible future insurance or indemnification recoveries.

          The Company is a party to various other legal actions, which are ordinary and incidental to its business. While the outcome of environmental and legal actions cannot be predicted with certainty, the Company believes the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its consolidated financial position or results of operations.

15 Business Segment Information

Chesapeake currently conducts its business in three segments: the Paperboard Packaging segment, the Plastic Packaging segment and the Land Development segment. The Company's Paperboard Packaging segment consists primarily of Field Group, the paper-based packaging operations of Boxmore, Green Printing and First Carton. This segment designs and manufactures folding cartons, leaflets, labels and other value-added paperboard packaging products. Its primary end-use markets are pharmaceuticals and healthcare; premium branded products (such as fine spirits, premium confectioneries, tobacco products, cosmetics and fragrances); food and household; and multimedia and technology. The results of the operations of Boxmore, Green Printing and First Carton are included in the consolidated segment results since their respective acquisition dates of February 24, 2000, March 15, 2000, and October 10, 2000 (see Note 2). The Plastic Packaging segment is comprised of the plastic-based packaging operations of Boxmore. This segment designs and manufactures plastic containers, bottles, preforms and closures. Its primary end-use markets are agrochemicals and other specialty chemicals; beverages; and pharmaceuticals and healthcare. The Land Development segment consists of Delmarva Properties, Inc. and Stonehouse Inc. This segment holds approximately 20,000 acres of real estate in Virginia. The Company retained this acreage when it sold the timberland associated with its former pulp and paper operations because it believes this land is more valuable when sold for development or other uses. The Land Development segment markets this land to third parties for residential and commercial development, real estate investment and land conservation. The Land Development segment plans to sell this land over the next several years. General corporate expenses are shown as Corporate.

CHESAPEAKE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         Segments are determined by the "management approach" as described in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which the Company adopted in 1998. Management assesses continuing operations based on earnings before interest and taxes ("EBIT") derived from similar groupings of products and services. In line with management’s assessment of performance, gains on the sale of businesses and restructuring/special charges are excluded from operating income.

         There were no material intersegment sales in 2001, 2000 or 1999. No single customer represented more than 10 percent of total net sales. Net sales are attributed to geographic areas based on the location of the segment’s geographically managed operations. Segment identifiable assets are those that are directly used in segment operations. Timberlands and real estate are included in the Land Development segment. Corporate assets are cash, certain nontrade receivables and other assets. Long-lived assets are primarily property, plant and equipment, real estate held for development and goodwill.

Financial information by business segment:

(in millions)	2001	2000	1999

Net sales:
Paperboard Packaging	$671.4	$547.1	$353.8
Plastic Packaging	98.5	86.4	–
Land Development	20.6	21.2	42.9

Consolidated net sales	$790.5	$654.7	$396.7

EBIT:
Paperboard Packaging	$62.1	$50.7	$25.5
Plastic Packaging	3.0	7.2	–
Land Development	15.0	15.5	16.4
Corporate	(19.5)	(20.0)	(18.3)

	60.6	53.4	23.6
Gain on sale of
businesses	–	–	80.8
Restructuring/special
charges	(14.6)	(7.7)	(27.7)

Income from continuing
operations before
interest, taxes and
extraordinary item	$46.0	$45.7	$76.7

(in millions)	2001	2000	1999

Identifiable assets:
Paperboard Packaging	$923.9	$982.0	$579.0
Plastic Packaging	173.5	185.4	–
Land Development	34.0	35.0	34.1
Corporate	116.0	112.7	404.2
Discontinued operations	–	225.8	355.9

Consolidated assets	$1,247.4	$1,540.9	$1,373.2

Capital expenditures:
Paperboard Packaging	$32.8	$43.6	$23.5
Plastic Packaging	5.3	6.2	–
Land Development	–	–	3.1
Corporate	–	1.3	12.0
Discontinued operations	3.2	26.2	43.8

Totals	$41.3	$77.3	$82.4

Depreciation and
amortization:
Paperboard Packaging	$48.2	$42.8	$28.7
Plastic Packaging	10.5	8.9	–
Land Development	0.1	0.1	2.1
Corporate	1.5	1.4	2.1
Discontinued operations	11.1	20.4	48.3

Totals	$71.4	$73.6	$81.2

Geographic information:

(in millions)	2001	2000	1999

Net sales:
United Kingdom	$464.1	$412.1	$251.8
France	71.9	69.4	54.7
Germany	71.1	16.8	–
United States	47.3	42.2	42.9
Other	136.1	114.2	47.3

Total	$790.5	$654.7	$396.7

Long-lived assets:
United Kingdom	$719.7	$761.9	$336.1
United States	147.4	114.2	322.4
France	31.3	34.1	26.2
Germany	18.8	16.5	–
Other	68.9	80.1	77.6

Total	$986.1	$1,006.8	$762.3

CHESAPEAKE CORPORATION

RECENT QUARTERLY RESULTS (UNAUDITED)

					Per Share

					Income from Continuing Operations Before Extraordinary Item

			Income from Continuing Operations Before
				Net			Earnings (Loss)			Stock Price
Quarter	Net Sales	Gross Profit	Extraordinary Item	Income (Loss)	Basic	Diluted	Basic	Diluted	Dividends Declared	High	Low
(dollar amounts in millions, except per share data)

2001:
First (a)	$198.2	$38.4	$0.3	$131.2	$0.02	$0.02	$8.75	$8.69	$0.22	$27.20	$19.25
Second (b)	186.5	39.0	2.6	(24.8)	0.18	0.17	(1.65)	(1.63)	–	24.49	21.25
Third (c)	204.6	40.5	2.0	7.4	0.13	0.13	0.49	0.48	0.44	29.91	22.20
Fourth (d)	201.2	43.3	5.6	9.7	0.37	0.37	0.64	0.63	0.22	29.50	23.50

Year(a,b,c,d)	$790.5	$161.2	$10.5	$123.5	$0.70	$0.69	$8.18	$8.12	$0.88

2000:
First	$134.2	$25.5	$2.3	$(3.8)	$0.13	$0.13	$(0.22)	$(0.22)	$0.22	$30.75	$20.19
Second	160.3	34.7	3.4	1.5	0.22	0.21	0.10	0.09	0.22	35.75	28.25
Third (e)	165.9	41.8	3.2	(1.7)	0.21	0.21	(0.11)	(0.11)	0.22	31.25	18.81
Fourth (f )	194.3	44.4	2.3	(63.3)	0.15	0.15	(4.22)	(4.19)	0.22	22.88	16.75

Year (e,f )	$654.7	$146.4	$11.2	$(67.3)	$0.71	$0.70	$(4.26)	$(4.20)	$0.88

(a)	The first quarter of 2001 included an after-tax gain on the sale of the Company’s 5 percent equity interest in the Tissue JV with G-P, which is classified as a discontinued operation, of $140.6 million, or $9.31 per diluted share, offset in part by an after-tax revision to the estimated loss on the planned sales of other discontinued operations of $9.7 million, or $0.64 per diluted share.

(b)	The second quarter of 2001 included an after-tax increase in the estimated loss on the planned sales of discontinued operations of $27.4 million, or $1.80 per diluted share.
(c)	The third quarter of 2001 included a restructuring charge of approximately $5.0 million, net of taxes, or $0.33 per diluted share, and an after-tax decrease in the estimated loss on the planned sales of discontinued operations of $5.4 million, or $0.35 per diluted share.

(d)	The fourth quarter of 2001 included a restructuring charge of approximately $4.3 million, net of taxes, or $0.28 per diluted share, and an after-tax decrease in the estimated loss on the planned sale of discontinued operations of $4.1 million, or $0.27 per diluted share. In addition, the fourth quarter of 2001 included a $2.8 million after-tax gain, or $0.18 per diluted share, on the sale of the Thatcham paperboard packaging facility.

(e)	The third quarter of 2000 included after-tax restructuring/special charges of $2.7 million, or $0.17 per diluted share.
( f )	The fourth quarter of 2000 included after-tax restructuring/special charges of $2.0 million, or $0.13 per diluted share.

CHESAPEAKE CORPORATION

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

/s/ Thomas H. Johnson	/s/ Andrew J. Kohut

Thomas H. Johnson	Andrew J. Kohut
Chairman, President &	Executive Vice President
Chief Executive Officer	& Chief Financial Officer

January 29, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
Chesapeake Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows, and of stockholders' equity (appearing on pages 29 to 49) present fairly, in all material respects, the financial position of Chesapeake Corporation and its subsidiaries at December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Richmond, Virginia

January 29, 2002

CHESAPEAKE CORPORATION

FIVE-YEAR COMPARATIVE RECORD

	2001 (1)	2000 (2)	1999 (3)	1998 (4)	1997 (5)
(dollar amounts in millions, except per share data)

Operating Results
Net sales	$790.5	$654.7	$396.7	$89.3	$240.3
Income (loss) from continuing operations before
extraordinary item and cumulative effect of
accounting change	10.5	11.2	46.1	(2.4)	39.7
Discontinued operations	113.0	(77.0)	204.7	36.4	11.2
Extraordinary item, net of income taxes	–	(1.5)	–	–	(2.3)
Cumulative effect of accounting change,
net of income taxes	–	–	–	13.3	–
Net income (loss)	123.5	(67.3)	250.8	47.3	48.6
Cash dividends declared on common stock	13.2	13.4	17.0	17.5	18.3
Net cash (used in) provided by operating activities	(206.6)	31.1	(8.1)	90.4	(31.4)
Common Stock
Number of stockholders of record at year-end	5,108	5,920	6,369	6,741	6,564
Shares outstanding at year-end (000s)	15,159	15,095	17,509	21,439	21,330
Per Share
Basic earnings from continuing operations
before extraordinary item and cumulative
effect of accounting change	$0.70	$0.71	$2.29	$(0.11)	$1.72
Basic earnings	8.18	(4.26)	12.48	2.23	2.10
Diluted earnings from continuing operations
before extraordinary item and cumulative
effect of accounting change	$0.69	$0.70	$2.26	$(0.11)	$1.70
Diluted earnings	8.12	(4.20)	12.29	2.23	2.08
Dividends declared	0.88	0.88	0.88	0.82	0.80
Year-end stockholders’ equity	28.36	23.13	31.53	20.71	19.84
Financial Position at Year-end
Working capital	$42.1	$36.5	$291.0	$155.8	$166.0
Property, plant and equipment, net	338.3	372.2	355.7	543.2	508.3
Total assets	1,247.4	1,540.9	1,373.2	979.4	921.9
Total capital	953.6	1,210.1	992.4	788.0	754.7
Long-term debt	488.3	634.7	224.4	270.4	264.3
Deferred income taxes	34.3	226.2	216.3	74.3	67.3
Stockholders’ equity	431.0	349.2	551.7	443.3	423.1
Percent of long-term debt
To total capital	51.2%	52.5%	22.6%	34.3%	35.0%
To stockholders’ equity	113.3	181.8	40.7	61.0	62.5
Additional Data
Number of employees at year-end	5,801	8,720	6,616	5,557	5,184

Notes to Five-Year Comparative Record: Accounting policies are stated in the Notes to Consolidated Financial Statements. Additional information that may affect the comparability of the information in the Five-Year Comparative Record is set forth under the captions "Discontinued Operations," "Restructuring/Special Charges," "Acquisitions," and "Divestitures" in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(1)	Continuing operations included after-tax restructuring/special charges of $9.3 million, or $0.61 per diluted share.
(2)	Continuing operations included after-tax restructuring/special charges of $4.7 million, or $0.29 per diluted share.
(3)
  Continuing operations included after-tax restructuring/special charges of $20.1 million, or $0.98 per diluted share, and an after-tax gain on the sales of businesses of $48.0 million, or $2.35 per diluted share.

(4)	Continuing operations included an after-tax restructuring charge of $3.2 million, or $0.15 per diluted share.
(5)
  Continuing operations included an after-tax gain of $49.1 million, or $2.07 per diluted share, on the sale of the Kraft Products segment, and after-tax restructuring/special charges of $10.8 million, or $0.45 per diluted share.

CHESAPEAKE CORPORATION

BOARD OF DIRECTORS

Sir David Fell Served on the board since 2000. Member of the NominatingCommittee. Chairman of Northern Bank Limited.	Wallace Stettinius Served on the board since1980. Member of the Audit and Nominating Committees. Retired chairman, Cadmus Communications Corporation.

Thomas H. Johnson Served on the board since 1997. Chairman, President & Chief Executive Officer of Chesapeake Corporation. Chairman of theExecutive Committee.	Richard G. Tilghman Served on the board since1986. Chairman of the Committee of Outside Directors and member of the Executive Committee. Retired vice chairman, SunTrust Banks, Inc.

James E. Rogers Served on the board since 1999. Chairman of the Audit Committee and member of the Executive and Executive CompensationCommittees. President of SCI Investors, Inc.	Joseph P. Viviano Served on the board since1988. Chairman of the Executive Compensation Committee and member of the Executive Committee. Retired vice chairman and director of Hershey Food Corporation.

Dr. John W. Rosenblum
Served on the board since 1984. Member of the Audit and Executive Compensation Committees. Management consultant and Dean Emeritus of The Darden Graduate School of Business Administration at The University of Virginia.	Harry H. Warner Served on the board since1978. Member of the Executive Compensation and Nominating Committees. Financial consultant.

Dr. Frank S. Royal Served on the board since 1990. Chairman of the Nominating Committee and member of the Executive and Audit Committees. Physician.	Hugh V. White, Jr. Served on the board since1999. Member of the Nominating Committee. Senior Counsel of Hunton & Williams.

OFFICERS

Thomas H. Johnson Chairman, President & Chief Executive Officer	Martin H. O’Connell Senior Vice President – Plastics and Luxury Packaging

Keith Gilchrist Executive Vice President and Chief Operating Officer	Joel K. Mostrom Vice President & Treasurer

Andrew J. Kohut Executive Vice President & Chief Financial Officer	Dr. Peter L. Lee Vice President – Special Assistant to the Chairman for China Affairs

J.P. Causey Jr. Executive Vice President, Secretary & General Counsel	Michael D. Beverly Associate General Counsel & Assistant Secretary

Christine R. Vlahcevic Controller

CHESAPEAKE CORPORATION

LOCATIONS

Paperboard Packaging – Field Group	Plastic Packaging – Boxmore Plastics
Belgium: Bornem, Brussels, Gent	England: Crewe*
England: Bedford, Birmingham, Bourne, Bradford, Bristol,	France: St. Etienne
Congleton, Greenford, Leicester, Loughborough, Newcastle,	Northern Ireland: Lurgan
Nottingham, Portsmouth,* Tewkesbury, Thatcham	People’s Republic of China: Kunshan**
France: Angoulême, Avallon, Bordeaux,* Ezy sur Eure,	Republic of Ireland: Cavan
Lisses, Migennes, St. Pierre des Corps, Ussel*	South Africa: Harrismith,* Cape Town*
Germany: Bremen, Bunde, Duren, Frankfurt,* Stuttgart
Netherlands: Oss	Land Development
Northern Ireland: Newtownabbey	Delmarva Properties, Inc.
Republic of Ireland: Dublin,* Limerick, Westport	Stonehouse Inc.
Scotland: Bellshill, East Kilbride, Edinburgh, Glasgow	United States: Richmond, VA*
Spain: Madrid*
United States: Lexington, NC	Corporate Headquarters
Wales: Wrexham	1021 East Cary Street, Box 2350
Richmond, Virginia 23218-2350*
804-697-1000

   *Leased real property
**Facility owned by a joint venture in which we own a 50 percent interest

CHESAPEAKE CORPORATION