Form 10-K, Exhibit 13
period 2002-12-29
CHESAPEAKE CORP /VA/
filed 2003-03-13
CIK 19731

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHESAPEAKE’S BUSINESS
Chesapeake Corporation (“Chesapeake”) is an international supplier of specialty value-added paperboard packaging products and a leading supplier of plastic packaging products to niche markets. We focus on specific end-use markets, where multinational customers demand creative packaging designs and desire broad geographic coverage from their packaging supplier.
          Chesapeake operates in three business segments:

Paperboard Packaging
The Paperboard Packaging segment designs and manufactures folding cartons, leaflets, labels and other value-added packaging products. Our primary end-use markets are pharmaceuticals and healthcare; premium branded products (such as fine spirits, premium confectioneries, tobacco products and luxury goods, such as cosmetics and fragrances); food and household; and multimedia and technology.

Plastic Packaging
The Plastic Packaging segment designs and manufactures plastic containers, bottles, preforms and closures. The primary end-use markets are agrochemicals and other specialty chemicals; beverages; and pharmaceuticals and healthcare.

Land Development
The Land Development segment holds approximately 6,500 acres of real estate in Virginia as of December 29, 2002. We expect that the liquidation of our land holdings will be substantially complete in the next 12 to 18 months.

Acquisitions
Historically, Chesapeake was a manufacturer of commodity paper products, forest products and corrugated packaging products with operations located primarily in the United States. In the mid-1990s, management and the board of directors recognized that our commodity-based businesses were competing in increasingly consolidating, capital intensive and cyclical markets. Seeking to increase shareholder value, we embarked on a new strategic direction. Beginning with the sale of the West Point pulp and paper mill in 1997, we divested our commodity paper products, forest products and corrugated packaging businesses and invested the sale proceeds in several acquisitions that have transformed Chesapeake into a value-added paperboard and plastic packaging products leader with a focus on specific end-use markets. The principal acquisitions included:

•	Field Group plc (“Field Group”), acquired in March 1999, a European paperboard packaging company headquartered in England.

•	Boxmore International PLC (“Boxmore”), acquired in February 2000, a paperboard and plastic packaging company headquartered in Northern Ireland.

•	First Carton Group Limited (“First Carton”), acquired in October 2000, a paperboard packaging supplier focused on the premium branded food, confectionery and fine spirits markets.

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

Divestitures
In the fourth quarter of 2000, we decided to sell the principal businesses that were included in our former Merchandising and Specialty Packaging segment and the remaining interest in our former Tissue segment, a 5 percent equity interest in Georgia-Pacific Tissue, LLC (the “Tissue JV”). These segments are accounted for as discontinued operations.
          The businesses that made up the Merchandising and Specialty Packaging segment were:

•

Chesapeake Display and Packaging Company, sold on July 30, 2001, to CorrFlex Graphics, LLC, and Chesapeake Display and Packaging Company (Canada) Limited, sold on October 4, 2001, to Atlantic Decorated & Display Inc.; each of these businesses designed, manufactured, assembled and packed temporary and permanent point-of-purchase displays.

•	Consumer Promotions International, Inc. (“CPI”), which designed, manufactured and assembled permanent point-of-purchase displays, sold on October 15, 2001, to a management investment group.

•

Chesapeake Packaging Co., which designed and manufactured corrugated shipping containers and other corrugated packaging products, sold on May 18, 2001, to Inland Paperboard and Packaging, Inc., a subsidiary of Temple-Inland, Inc.

•

Our 46 percent interest in Color-Box LLC, a joint venture with Georgia-Pacific Corporation (“G-P”), which designed and manufactured litho-laminated corrugated graphic packaging, sold to G-P in two transactions that were finalized in November 2001.

          Our 5 percent interest in the Tissue JV was sold to G-P on March 2, 2001. Consideration for this sale was received

CSK 2002 AR     p16

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

for our agreement to terminate the joint venture, our ownership interest and certain indemnifiable deferred tax liabilities.
          The consideration for these discontinued operations consisted of cash proceeds of approximately $427.1 million and promissory notes of approximately $42.6 million. During 2002, we received cash prepayments on these promissory notes of $24.9 million. As of December 29, 2002, there were remaining note balances of $16.7 million due from CPI that are collateralized by subordinated liens on substantially all of CPI’s U.S. assets. In accordance with the terms of the CPI term note, the principal balance has been adjusted for the working capital settlement related to the sale and accrued interest. Included in the promissory notes was a $13.6 million performance note received from CPI which is payable based on the financial performance of CPI during the period from October 15, 2001, through October 10, 2006. The performance note has been fully reserved because payments due on it are contingent on future events.
          Net cash proceeds from the sales of discontinued operations were used to pay down debt and pay taxes related to the sales.

Outlook
Over the next few years, we plan to expand our network of value-added packaging capabilities, which is now located primarily in Europe, through the acquisitions, joint ventures, alliances, and/or internal development of complementary businesses in North America, Europe, Asia and South America. We expect such expansion would improve our geographical and product-line balance and satisfy multinational customers’ desire for broad geographic coverage from their packaging supplier.

RESULTS OF OPERATIONS
Overview
The following overview of consolidated results from continuing operations highlights major year-to-year changes in our income statement (see page 20 for a discussion of financial results other than continuing operations). More detail regarding these changes is found under the caption “Segment Review.” All per share amounts included in Management’s Discussion and Analysis are presented on a diluted basis.
          The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles (GAAP) requires management to make extensive use of estimates and assumptions that affect the reported amounts and disclosures. These estimates include the estimated loss on disposition of discontinued operations, allowances for bad debts and inventory obsolescence, environmental remediation costs, restructuring costs, loss contingencies for litigation, income taxes and tax valuation reserves, fair values of financial instruments, estimates of future cash flows associated with assets, asset impairments including goodwill, and determinations of discount and other assumptions for pension and postretirement benefit expenses. Actual results could differ from these estimates.

2002 vs. 2001
Net sales: Chesapeake’s 2002 net sales of $822.2 million were up 4 percent compared to net sales in 2001 of $790.5 million. The increase was primarily due to the effect of foreign currency translation, increased land sales and increased sales volumes in the premium branded market sector and the African beverage market. These increases were partially offset by competitive pricing pressure throughout the Paperboard Packaging segment and reduced sales volumes in certain market sectors, primarily technology, food and household, and tobacco.

Gross margin: Gross margin, which is defined as net sales less cost of products sold, for 2002 was $158.0 million compared to $161.2 million in 2001. Gross margin as a percentage of net sales for 2002 decreased approximately 1.2 percent compared to 2001, primarily due to reduced margins in the Paperboard Packaging segment resulting from competitive pricing pressure and lower sales volumes in some markets. These reductions were offset, in part, by improved margins in the Plastic Packaging segment.

Selling, general and administrative (“SG&A”) expenses: SG&A expenses as a percentage of net sales decreased from 14 percent in 2001 to 11 percent in 2002. The decrease was primarily due to the discontinuation of goodwill amortization  (see Note 4 to the Consolidated Financial Statements) and reduced corporate headquarters’ costs. Goodwill amortization expense was $14.4 million in 2001.

Restructuring charges: The 2002 results included a restructuring charge of $2.6 million ($1.8 million after taxes) for severance costs for approximately 120 employees related to the closure of a facility in Congleton, England, which produced packaging for the food and household market, and the consolidation of two facilities in Scotland serving the premium branded packaging market of our Paperboard Packaging segment. During 2002, $2.3 million was paid out to approximately 108 employees. During 2001, we recognized a restructuring charge of $14.6 million, which is discussed in the 2001 vs. 2000 overview below.

Other income: Other income, net, increased to $10.2 million in 2002 compared to $9.4 million in 2001. The increase is due to a reduction in facility closure costs, offset, in part, by a reduction in gains on sales of fixed assets.

p17     CSK 2002 AR

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Earnings before interest and taxes from continuing operations (“EBIT”): EBIT was $71.8 million for 2002 compared to EBIT of $46.0 million for 2001. The increase in EBIT was primarily due to the restructuring charge in 2001 for the reduction of the corporate headquarters staff, the elimination of goodwill amortization expense in 2002, the benefit realized in 2002 from the staff reduction, the strong results in the Plastic Packaging segment and the favorable effects of foreign currency translation. These increases were partially offset by the reduced operating margins in the Paperboard Packaging segment and the 2002 restructuring charge.

Interest expense, net: Net interest expense for 2002 was $45.4 million, up $14.1 million from net interest expense for the same period in 2001. The increase in interest expense was primarily due to a higher average cost of debt resulting from 2001’s fourth quarter issuance of subordinated notes and an amendment to our principal bank credit facility, changes in currency exchange rates and the interest costs attributed to discontinued operations in 2001, as well as the timing of the receipt of cash proceeds from discontinued operations in 2001 that were used to pay down debt.

Tax expense: The effective income tax rate for 2002 was approximately 22.3 percent compared to a reported 28.6 percent for 2001. The decrease in the effective income tax rate was due to the elimination of non-deductible goodwill amortization. Without goodwill amortization and restructuring charges, the 2001 income tax rate would have been approximately 22.0 percent.

Income from continuing operations: Net income from continuing operations for 2002 was $20.5 million, or $1.35 per share, up from 2001 net income from continuing operations of $10.5 million, or $0.69 per share. The increase in income from continuing operations was primarily due to the absence of goodwill amortization in 2002 (see Note 4), a reduction in restructuring expenses and a reduction in corporate expenses, offset in part by increased interest expense and reduced operating margins in the Paperboard Packaging segment.

2001 vs. 2000
Net sales: Chesapeake’s 2001 net sales were $790.5 million, up 21 percent compared to 2000 net sales of $654.7 million, reflecting the additional sales from businesses acquired during 2000 and volume growth in the Paperboard Packaging segment’s pharmaceutical and tobacco market sectors, which were offset in part by unfavorable foreign currency translation rates.

Gross margin: Gross margin was $161.2 million in 2001 compared to $146.4 million in 2000. Gross margin as a percentage of net sales for 2001 decreased approximately 2 percent compared to 2000, primarily due to increases in raw material costs, principally resins used in the plastics business, and competitive pricing pressures in the plastics business.

SG&A expenses: SG&A expenses in 2001 increased  $11.0 million, or 11 percent, compared to 2000, primarily due to the acquisitions of Boxmore, First Carton and Green Printing. However, SG&A expenses as a percent of net sales from continuing operations in 2001 of 13.9 percent decreased from 15.1 percent in 2000 as our restructuring efforts after the acquisitions of Boxmore and First Carton reduced overhead costs. Goodwill amortization for continuing operations was $14.4 million in 2001 compared to $11.7 million in 2000.

Restructuring/special charges: During 2001, Chesapeake recognized restructuring charges before income taxes of $14.6 million ($9.3 million after taxes). Approximately $9.2 million was recognized for costs associated with a salaried staff reduction at our corporate headquarters and in our Plastic Packaging segment of approximately 50 positions achieved primarily through a voluntary separation program. The voluntary separation program benefits were funded primarily by surplus assets of our U.S. defined benefit salaried pension plan. Approximately 70 percent of the staff reduction had occurred by December 30, 2001, and the remainder occurred during the first quarter of 2002. Approximately $2.6 million was recognized for the elimination of two corporate office sites and the reduction of the carrying value of a corporate aircraft that was sold in January 2002. As of December 29, 2002, the reserve has been utilized, and approximately 50 employees have received severance benefits. During 2001, the Paperboard Packaging segment incurred approximately $2.8 million of severance costs for approximately 100 employees, primarily associated with the integration of its recent acquisitions. As of December 29, 2002, approximately 90 employees have received severance benefits. See Note 5 to the Consolidated Financial Statements for the non-cash amounts and cash payments through December 29, 2002.
          The following table sets forth the details of our restructuring/special charges recognized in 2001:

(in millions)	Paperboard Packaging	Plastic Packaging	Corporate	Total

2001 provision:
Employment reduction	$2.8	$1.8	$7.4	$12.0
Facility closures	—	—	0.7	0.7
Asset held for sale	—	—	1.9	1.9

Total	$2.8	$1.8	$10.0	$14.6

          During 2000, we recorded restructuring/special charges before income taxes of $7.7 million ($4.7 million after taxes), which consisted of defense fees incurred to respond to an unsolicited proposal by Shorewood Packaging

CSK 2002 AR     p18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Corporation (“Shorewood”) to acquire Chesapeake, and severance and exit costs associated with the closure of one of our Paperboard Packaging facilities in the United Kingdom, which was redundant after the acquisition of First Carton. Severance costs included planned workforce reductions of approximately 160 employees, which were partially offset by a pension termination benefit. The 2000 restructuring liability has been fully utilized with payments completed for the approximately 160 employees and for the defense fees.
          The following table sets forth the details of our restructuring/special charges recognized in 2000:

(in millions)	Paperboard Packaging	Corporate	Total

2000 provision:
Defense fees	$—	$5.1	$5.1
Employment reduction	1.9	—	1.9
Facility closure	0.7	—	0.7

	$2.6	$5.1	$7.7

Other income: Other income increased to $9.4 million in 2001 from $6.0 million in 2000. The increase in other income was largely due to a $4.0 million gain recognized in 2001 on the sale of a plant in Paperboard Packaging’s food and household market sector, which was partially offset by moving costs associated with that plant of approximately $1.8 million, and a special charge in 2000 of $2.6 million for the net expenses of Chesapeake’s offer to acquire Shorewood. The offer to acquire Shorewood was initiated after Shorewood publicized an unsolicited bid to acquire Chesapeake (the costs related to the defense against this bid were categorized as restructuring/special charges in 2000).

EBIT: EBIT for 2001 increased to $46.0 million from $45.7 million in 2000, due primarily to the acquisitions of Boxmore, Green Printing and First Carton, offset, in part, by the impact of unfavorable foreign currency translation rates and increases in restructuring charges. EBIT for 2001 included restructuring charges of $14.6 million compared with $7.7 million in restructuring charges included in EBIT for 2000.

Interest expense, net: Interest expense, net, increased to $31.3 million in 2001, from $28.1 million in 2000, due primarily to borrowings associated with the acquisitions completed in 2000 and additional borrowing required to fund tax payments triggered by the sale of our 5 percent interest in the Tissue JV.

Tax expense: The effective income tax rate for 2001 was approximately 28.6 percent compared to a reported 36.6 percent for 2000. Tax expense for 2001 included a $5.3 million tax benefit related to restructuring/special charges. Tax expense for 2000 included a $5.6 million tax benefit related to the transaction costs associated with the offer to acquire Shorewood and restructuring/special charges. Our effective income tax rate for continuing operations excluding these restructuring/special charges was approximately 32.4 percent for 2001 compared to approximately 42.9 percent for 2000. Approximately 6 percent of the 10.5 percent decrease in the effective income tax rate was due to the ability to utilize foreign tax credits in 2001, 2 percent of the decrease was related to lower foreign income tax rates applied to foreign source income from the prior year and the remaining 2 percent of the decrease was due to a favorable tax settlement related to 1999 accrued income taxes.

Income from continuing operations: Income from continuing operations in 2001 of $10.5 million, or $0.69 per share, compared to 2000 income from continuing operations of $11.2 million, or $0.70 per share. Income from continuing operations remained essentially flat year over year, as the favorable impact of the acquisitions completed during 2000 was offset by increased restructuring/special charges in 2001.

SEGMENT REVIEW
Paperboard Packaging

(dollars in millions)	2002	2001	2000

Net sales	$678.1	$671.4	$547.1
EBIT	62.3	62.1	50.7
Operating margin %	9.2%	9.2%	9.3%

2002 vs. 2001: Net sales for 2002 increased 1 percent compared to the prior year. The increase in net sales was due primarily to the effects of foreign currency translation, partially offset by lower sales volumes in the technology and food and household sectors and pricing pressure throughout the Paperboard Packaging segment. Sales in the pharmaceutical, premium branded and tobacco sectors for 2002 are consistent with the amounts in the comparable period of 2001, as volume improvements generally offset pricing decreases to our customers.
          EBIT for 2002 was $62.3 million, compared to $62.1 million in the prior year. The gains on sales of facilities in 2001 was approximately $4 million greater than 2002 gains. Additionally, we expensed approximately $5.4 million in 2002 for costs associated with the factory consolidation effort in the premium branded sector in Scotland. These factors are offset by the elimination of goodwill amortization of $11.9 million. The remaining decrease in EBIT is primarily due to reduced volumes in technology, food and household, and tobacco markets and competitive pricing pressure.

p19     CSK 2002 AR

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2001 vs. 2000: Net sales for 2001 increased by $124.3 million, or 23 percent, over net sales for 2000, due primarily to the inclusion for a full year of the businesses that were acquired in 2000. Sales volumes in 2001 reflect strong tobacco and pharmaceutical sales, largely offset by the impact of unfavorable foreign currency translation rates and lower food and household packaging volumes. This continued a positive sales trend in the more specialized design markets such as tobacco, pharmaceutical and premium branded products, while the food and household packaging markets continued to be impacted by significant competition from the sale of commodity products.
          EBIT for this segment for 2001 increased over 2000 largely due to the addition of the Boxmore paperboard packaging business and the sale of a plant in the food and household market sector. The 2001 sales volume growth and productivity improvements were offset by lower margins in food and household markets and the impact of unfavorable foreign currency translation rates.

Plastic Packaging

(dollars in millions)	2002	2001	2000

Net sales	$103.7	$98.5	$86.4
EBIT	8.5	3.0	7.2
Operating margin %	8.2%	3.0%	8.3%

2002 vs. 2001: Net sales of $103.7 million for 2002 were up 5.3 percent compared to net sales of $98.5 million for 2001. The increase in sales was primarily due to strong sales volumes in the African beverage market, where we recently expanded our manufacturing capabilities with a satellite operation in Mauritius. The specialty chemicals market experienced increased sales volumes for 2002, while the Irish beverage market experienced decreased sales volumes in 2002.
          EBIT of $8.5 million for 2002 increased compared to EBIT for 2001 of $3.0 million. The improvement in EBIT for 2002 reflects the elimination of goodwill amortization in 2002 of $2.5 million (see Note 4), stronger sales volumes, lower raw material costs and improved plant operating efficiencies.

2001 vs. 2000: Net sales and EBIT for the segment were $98.5 million and $3.0 million for 2001, respectively, compared to $86.4 million and $7.2 million, respectively, in 2000. The sales increase was primarily due to the full-year inclusion of the businesses that were acquired in 2000. The 2001 sales also reflected higher beverage container volume, which was more than offset by the impact of unfavorable foreign currency translation rates. The lower EBIT reflected lower selling prices in food and beverage packaging markets due to increased competition and higher resin costs and the impact of unfavorable foreign currency translation rates.

Land Development

(dollars in millions)	2002	2001	2000

Net sales	$40.4	$20.6	$21.2
EBIT	15.7	15.0	15.5
Operating margin %	38.9%	72.8%	73.1%

2002 vs. 2001: Net sales of $40.4 million in 2002 were up 96.1 percent over 2001 net sales due to a higher volume of land sales. EBIT of $15.7 million for 2002 compared to $15.0 million for 2001. The reduction in operating margin percentage reflects the sales of land with higher cost basis in 2002. We expect that the liquidation of our remaining land holdings will be substantially complete in the next 12 to 18 months.

2001 vs. 2000: Net sales and EBIT for 2001were $20.6 million and $15.0 million, respectively, compared to 2000 net sales and EBIT of $21.2 million and $15.5 million, respectively. The decreases in sales and EBIT were primarily attributable to slightly lower average sales prices per acre during 2001 due to the mix of land sold.

DISCONTINUED OPERATIONS AND EXTRAORDINARY ITEM
Discontinued Operations
Based on our decision to sell the principal businesses that made up our former Merchandising and Specialty Packaging and Tissue segments, these segments were accounted for as discontinued operations. We completed the sales of all the components of these segments in 2001. The impact of discontinued operations on reported income (loss) is as follows:

(in millions)	2002	2001	2000

Discontinued operations:
(Loss) income from discontinued operations	$—	$—	$(33.4)
(Loss) gain on disposal of discontinued operations	1.4	113.0	(43.6)

          In 2002, Chesapeake recognized an after-tax decrease of $1.4 million in the estimated net loss on disposal of discontinued operations, primarily related to the settlement of accrued obligations associated with the discontinued operations.
          In 2001, we recorded an after-tax gain on the sale of our 5 percent interest in the Tissue JV of approximately $140.6 million, offset in part by a revision to the estimated loss on the sales of other discontinued operations of $27.6 million after taxes. In 2000, we recorded an estimated net loss of $43.6 million after taxes on the sales of discontinued operations. Net sales for the discontinued operations were $407.4 million for 2000, and the loss from

CSK 2002 AR     p20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

discontinued operations was $33.4 million. See Note 3 for more information on discontinued operations.

Extraordinary Item
The 2000 results included an after-tax charge of $1.5 million, or $0.09 per share, for the early extinguishment of debt.

SEASONALITY
Chesapeake’s earnings stream is seasonal, with peak operational activity during the third and fourth quarters of the year.

LIQUIDITY AND CAPITAL RESOURCES
Management assesses Chesapeake’s liquidity in terms of our overall ability to generate cash to fund our operating and investing activities. Significant factors affecting the management of liquidity are cash flows from operating activities, capital expenditures, access to bank lines of credit and our ability to attract long-term capital with satisfactory terms. Chesapeake uses financial markets worldwide for its financing needs. We are a party to public and private long-term debt agreements, including various bank credit facilities, which are discussed in Note 7 to the Consolidated Financial Statements. Chesapeake has no material “off-balance sheet” liabilities or nonconsolidated special purpose entities.

          The following tables summarize our contractual obligations and other commercial commitments:

Contractual Obligations

	Payments Due by Period

(in millions)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Long-term debt*	$491.4	$53.0	$187.7	$13.7	$237.0
Operating leases	21.1	6.8	6.5	3.3	4.5

Total contractual cash obligations	$512.5	$59.8	$194.2	$17.0	$241.5

*

The majority of maturities due in less than one year, including $31.9 million for the 9.875% notes, are classified as long-term debt due to the availability of long-term financing under our senior credit facility and our intent to refinance these maturities as required.

Other Commercial Commitments

	Amount of Commitment Expiration Per Period

(in millions)	Total Amounts Committed	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Committed lines of credit*	$253.9	$—	$253.9	$—	$—
Uncommitted lines of credit**	36.0	36.0	—	—	—
Standby letters of credit***	11.7	11.7	—	—	—

Total commercial commitments	$301.6	$47.7	$253.9	$—	$—

*

Borrowings of $23.4 million under these lines of credit were included in long-term debt at December 29, 2002. Amounts available to be borrowed under the lines of credit are limited by the amount currently borrowed, amounts utilized to guarantee loan notes ($74.7 million at December 29, 2002) and the amounts of outstanding letters of credit ($9.1 million at December 29, 2002).

**	Borrowings of $2.3 million under uncommitted lines of credit were included in long-term debt at December 29, 2002.
***	Includes $2.6 million of back-up letters of credit.

          On November 19, 2001, we announced the sale of £115 million of our 10 3/8 percent Senior Subordinated Notes due 2011 (the “Subordinated Notes”). The Subordinated Notes were sold through institutional private placements. We used the net proceeds from the sale of the Subordinated Notes, which were $159.2 million after issuance costs, to repay outstanding borrowings under our senior bank credit facility. Concurrently with the placement of the Subordinated Notes, we amended and restated our $250 million senior credit facility to reset certain financial covenants relating to leverage and interest coverage based on our new leverage position. The senior credit facility is collateralized by a pledge of the inventory, receivables and intangible assets of Chesapeake’s United States subsidiaries and is guaranteed by each material United States and United Kingdom subsidiary.
          Chesapeake maintains credit lines with several banks, domestically and internationally, maturing in 2004 to 2005, under which we can guarantee loan notes balances and borrow up to $253.9 million. Nominal facility fees are paid on the credit lines, and interest is charged primarily at LIBOR plus a margin based on Chesapeake’s leverage ratio. We are required to pay a loan guarantee fee, which varies based on our leverage ratio, on the outstanding loan

p21     CSK 2002 AR

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

note balance issued in connection with the Boxmore and First Carton acquisitions. Other lines of credit totaling $36.0 million are maintained with several banks on an uncommitted basis.
          Certain of our loan agreements include provisions permitting the holder of the debt to require us to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership. In addition, our loan notes include provisions permitting the holder to require repayment of the notes on certain biannual interest payment dates. Because of the availability of long-term financing through our senior credit facility and our intention to refinance any put loan notes, these borrowings have been classified as long-term debt. In addition, the loan agreements contain customary restrictive covenants, including covenants restricting, among other things, our ability, and our subsidiaries’ ability, to create liens, merge or consolidate, dispose of assets, incur indebtedness and guarantees, repurchase or redeem capital stock and indebtedness, make capital expenditures, make certain investments or acquisitions, enter into certain transactions with affiliates or change the nature of our business. The senior credit facility also contains several financial maintenance covenants, including covenants establishing a maximum leverage ratio, maximum senior leverage ratio, minimum tangible net worth and a minimum interest coverage ratio. Noncompliance with any material provision of our debt agreements could have a material adverse effect on our liquidity, financial position and results of operations. We were in compliance with all of our debt covenants as of the end of the fourth quarter of 2002.
          Chesapeake’s loan agreements include covenants that may affect our ability to pay dividends on its common stock. The most restrictive of these covenants is included in the Subordinated Notes, which limits our ability to make “restricted payments,” such as paying dividends on our common stock and making investments in entities other than certain subsidiaries of Chesapeake. At December 29, 2002, under the most restrictive provisions of the restricted payments covenant, we had $27.4 million available to pay cash dividends on our common stock. This covenant is adjusted periodically based on our financial performance. We do not expect that the covenant will materially limit our ability to pay dividends, in accordance with our current dividend policy, for the foreseeable future.
          At December 29, 2002, Moody’s Investor Services implied rating on Chesapeake’s senior debt was Ba3. Our senior unsecured debt rating from Standard & Poor’s was BB. We believe that our long-term debt structure and available credit facilities give us adequate financial resources to support anticipated long-term and short-term capital needs and commitments.
          Our anticipated cash requirements during 2003 are primarily to fund capital expenditures, pay dividends and reduce long-term debt. We expect to fully fund our cash requirements in 2003 with cash generated from operations, utilizing the borrowing capacity available under the senior credit facility to fund any short-term seasonal cash flow fluctuations. Our senior credit facility matures in 2005; we anticipate replacing this facility prior to its maturity.

Guarantees and Indemnifications
We have entered into agreements for the sale of assets or businesses that contain provisions in which we agree to indemnify the buyers or third parties involved in the sale for certain liabilities or risks related to the sale. In these sale agreements, we typically agree to indemnify the buyers or other involved third parties against a broadly-defined range of potential “losses” (typically including, but not limited to, claims, costs, damages, judgments, liabilities, fines or penalties, and attorneys’ fees) arising from: (i) a breach of our representations or warranties in the sale agreement or ancillary documents; (ii) our failure to perform any of the covenants or obligations of the sale agreement or ancillary documents; and (iii) other liabilities expressly retained or assumed by us related to the sale. Most of our indemnity obligations under these sale agreements are: (i) limited to a maximum dollar value significantly less than the final purchase price, (ii) limited by time within which indemnification claims must be asserted (often between one and three years), and (iii) subject to a deductible or “basket.” Many of the potential indemnification liabilities under these sale agreements are unknown, remote or highly contingent, and most are unlikely to ever require an indemnity payment. Furthermore, even in the event that an indemnification claim is asserted, liability for indemnification is subject to determination under the terms of the applicable sale agreement, and any payments may be limited or barred by a monetary cap, a time limitation, or a deductible or basket. For these reasons, we are unable to estimate the maximum potential amount of the potential future liability under the indemnity provisions of the sale agreements. However, we expressly disclose and accrue for any potentially indemnifiable liability or risk under these sale agreements for which we believe a future payment is reasonably probable and would represent a material liability to us. Such matters are discussed in Note 14.
          In the ordinary course of our business, we may enter into agreements for the supply of goods or services to customers that provide warranties to the customer on one or more of the following: (i) the quality of the goods and services supplied by us; (ii) the performance of the goods supplied by us; and (iii) our compliance with certain specifications and applicable laws and regulations in supplying the goods and services. Liability under such warranties

CSK 2002 AR     p22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

often are limited to a maximum amount, by the extent of the liability, or by the time period within which a claim must be asserted. Our warranty obligations under such supply agreements have been and are expected to be immaterial.
          In the ordinary course of our business, we may enter into service agreements with service providers in which we agree to indemnify the service provider against certain losses and liabilities arising from the service provider’s performance of the agreement. Generally, such indemnification obligations do not apply in situations in which the service provider is grossly negligent, engages in willful misconduct or acts in bad faith. Our liability under such service agreements have been and are expected to be immaterial.

Cash Flows
Operating activities: Net cash provided by operating activities in 2002 of $52.5 million compared to net cash used in operating activities in 2001 of $206.6 million and net cash provided by operating activities of $31.1 million in 2000. The source of operating cash flows in 2002 primarily related to earnings from operations before depreciation expense. The uses of operating cash flows in 2001 primarily related to income tax payments required on the sales of businesses.

Investing activities: Net cash used in investing activities in 2002 of $12.4 million compared to net cash provided by investing activities in 2001 of $397.4 million and to cash used in investing activities in 2000 of $475.2 million. The cash used in investing activities in 2002 primarily reflects net purchases of property, plant and equipment, offset in part by proceeds received from the sale of businesses, and the cash provided in 2001 primarily reflects the proceeds received from the sale of businesses. The cash used by investing activities in 2000 primarily reflects cash used for acquisitions. Cash used for capital expenditures for continuing operations was $51.2 million, $38.1 million and $51.1 million in 2002, 2001 and 2000, respectively. Average capital spending over the past three years has been approximately equal to depreciation.
          Planned capital spending initiatives in 2003 include the construction of a new specialty packaging plant in Melle, Germany, and a new paperboard packaging and printing plant near Bremen, Germany. Projected 2003 capital expenditures are expected to be funded with internally generated cash. All 2003 capital projects are expected to be consistent with Chesapeake’s strategy of expanding the Paperboard Packaging and Plastic Packaging segments, reducing costs and focusing on projects that are in aggregate expected to generate a long-term return on investment that exceeds our cost of capital.

Financing activities: Net cash used in financing activities in 2002 and 2001 was $44.5 million and $201.9 million, respectively, compared to cash provided by financing activities of $168.7 million in 2000. Cash used in financing activities in 2002 and 2001 primarily reflects the use of proceeds from the sales of discontinued operations to pay debt. Cash provided by financing activities in 2000 consists primarily of net borrowings on our credit facilities to fund acquisitions and to purchase approximately 2.5 million shares of Chesapeake’s common stock at a net cost of $71.3 million (or an average price of $28.50 per share). We completed our share repurchase program as of December 31, 2000. We paid cash dividends of $0.88 per share in 2002, 2001 and 2000, resulting in the use of cash by year of $13.3 million, $13.2 million and $14.0 million, respectively.

Capital Structure
Chesapeake’s total capitalization (consisting of total debt net of cash, long-term deferred tax liabilities and stockholders’ equity) was $978.2 million at the end of 2002, compared to $927.5 million at the end of 2001. The year-end ratio of total debt net of cash to total capital was 48.6 percent for 2002, compared to 50.6 percent for 2001. The change in the ratio from 2001 to 2002 primarily reflects foreign currency translation and the payments on long-term debt. Chesapeake’s target long-term debt-to-total-capital ratio is in the range of 40 percent to 50 percent.

Capital Structure
(in millions of dollars)
[CHART]

          At the end of 2002, Chesapeake had 15.2 million shares of common stock outstanding. (See Note 11 to the Consolidated Financial Statements for more details on capital stock.) Stockholders’ equity at December 29, 2002, was $476.6 million, or $31.36 per share, up $3.00 per share compared to year-end 2001, primarily due to foreign currency translation. The market price for Chesapeake’s common stock ranged from a low of $12.62 per share to a high of $30.80 per share in 2002, with a year-end price of $17.83 per share.

p23     CSK 2002 AR

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Common Stock Price Range and
Stockholders’ Equity Per Share
(in dollars)
[CHART]

RISK MANAGEMENT
Because Chesapeake currently conducts a significant amount of our business in other countries, fluctuations in currency exchange rates or weak economic conditions in the foreign markets may have a significant impact on our financial statements. Currency fluctuations have much less effect on local operating results because Chesapeake mostly sells our products in the same currency used to pay local operating costs. Our currency exposures are cash, debt and foreign currency transactions denominated primarily in the British pound and the euro. We manage our foreign currency exposures primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. As part of managing our foreign currency exposures, Chesapeake enters into foreign currency forward exchange contracts for transactions that are not denominated in the local currency. The use of these agreements allows us to reduce our overall exposure to exchange rate fluctuations, as the gains and losses on the agreements substantially offset the gains and losses on the transactions being hedged. Forward exchange agreements are viewed as risk management tools, involve little complexity and, in accordance with company policy, are not used for trading or speculative purposes. Chesapeake is not a party to any leveraged derivatives. At December 29, 2002, and December 30, 2001, our forward exchange agreements were not material to our operations or financial position.
          Chesapeake has entered into interest rate swaps to convert floating interest rate debt to fixed-rate debt. Amounts currently due to, or from, interest swap counterparties are recorded in interest expense in the period they accrue. The related amounts payable to, or receivable from, the counterparties are included in other accrued liabilities. At December 29, 2002, and December 30, 2001, we had interest rate swap agreements outstanding with a notional principal amount of $113.5 million and $150.3 million, respectively, and a fair market value liability of approximately $3.1 million and $2.9 million, respectively. The interest rate swap agreements mature in equal amounts over the next two years. The fair value of interest rate agreements was determined using a model that estimates fair values at market rates, or was based upon quoted market prices for similar agreements with similar maturities. A sensitivity analysis to measure potential changes in the market value of the swap contracts resulting from a change in interest rates indicated that a one percentage point increase or decrease in interest rates would have impacted the net aggregate market value of these instruments by $(1.3) million and $1.4 million, respectively, at December 29, 2002.
          At December 29, 2002, 4 percent of our debt portfolio consisted of variable rate debt (net of the debt that is subject to interest rate swaps). A sensitivity analysis to measure potential changes in the interest expense from a change in interest rates indicated that a one percentage point increase or decrease in interest rates would change our annual interest expense by $0.2 million for 2002 and $0.3 million for 2001.
          Our cash position includes amounts denominated in foreign currencies. We manage our worldwide cash requirements considering available funds held by our subsidiaries and the cost effectiveness with which these funds can be accessed. The repatriation of cash balances from some of our subsidiaries could have adverse tax consequences.
          Chesapeake continually evaluates risk retention and insurance levels for product liability, property damage and other potential exposures to risk. We devote significant effort to maintaining and improving safety and internal control programs, which are intended to reduce our exposure to certain risks. Management determines the amount of insurance coverage to purchase and the appropriate amount of risk to retain based on the cost and availability of insurance and the likelihood of a loss. Management believes that the current levels of risk retention are consistent with those of comparable companies in the industries in which Chesapeake operates. There can be no assurance that Chesapeake will not incur losses beyond the limits, or outside the coverage, of our insurance. However, our liquidity, financial position and profitability are not expected to be materially affected by the levels of risk retention that we accept.

CRITICAL ACCOUNTING POLICIES
We describe the significant accounting policies employed in the Consolidated Financial Statements and the notes thereto within the footnotes. Chesapeake’s Consolidated Financial Statements have been prepared by management in accordance with GAAP. GAAP sometimes permits more

CSK 2002 AR     p24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

than one method of accounting to be used. In addition, the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Judgments and assessments of uncertainties are required in applying our accounting policies in many areas. Reported results could have been materially different under a different set of assumptions and estimates.
          The following summary provides further information about the critical accounting policies and should be read in conjunction with the notes to the Consolidated Financial Statements. We believe that the consistent application of our policies provides readers of Chesapeake’s financial statements with useful and reliable information about our operating results and financial condition.
          We have discussed the application of these critical accounting policies with our board of directors and Audit Committee. We adopted the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets, as of December 31, 2001, the beginning of our fiscal year 2002. See Notes 1 and 4 to the Consolidated Financial Statements. Chesapeake has adopted FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, as of December 29, 2002. See Note 14 to the Consolidated Financial Statements.

Goodwill and Other Long-Lived Asset Valuations
Management uses judgment in assessing whether current events or circumstances indicate that the carrying value of its long-lived assets to be held and used may not be recoverable. To determine fair value, management projects future cash flows produced by the assets, or the appropriate grouping of assets, over the remaining life of such assets. If the projected cash flows are less than the carrying amount, an impairment would be recognized. In accordance with FASB Statement No.142, management reviews the recorded value of its goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. The projections of future cash flows are necessarily dependent upon assumptions about our performance and the economy in general. We performed our annual evaluation of goodwill for our reporting units as of December 1, 2002. Based on our analysis using projected future cash flows through 2006, we concluded that our goodwill is realizable. Due to uncertain market conditions, forecasts used to support our valuation may change in the future, which could result in non-cash charges that would adversely affect our results of operations and financial condition. See Note 4 to the Consolidated Financial Statements.

Environmental and Other Contingencies
In accordance with GAAP, management recognizes a liability for environmental remediation and litigation costs when it believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Due to the wide range of possible outcomes of any environmental obligation, significant management judgment is required to determine the amount of the environmental accrual. Future expenditures for environmental obligations are not discounted unless the aggregate amount of the obligations, and the amount and timing of the cash payments, are fixed and readily determinable. We periodically review the status of all significant existing or potential environmental issues and adjust our accrual as necessary. The accrual does not reflect any possible future insurance or indemnification recoveries.
          The accrual balance at December 29, 2002, is primarily related to two existing environmental issues. One of our subsidiaries has been identified as a potentially responsible party for the remediation and natural resource liability related to the Fox River and Green Bay System in Wisconsin, and we may have an indemnification responsibility regarding a sold mill in Virginia. See Note 14 to the Consolidated Financial Statements for additional information on environmental matters.

Pension and Other Postretirement Employee Benefits
We have significant pension and postretirement benefit costs and credits which are developed from actuarial valuations. The actuarial valuations employ key assumptions that are particularly important when determining our projected liabilities for pension and other postretirement employee benefits. Payments made by Chesapeake related to these benefits will be made over a lengthy period and the projected liability will be affected by assumptions regarding inflation, investment returns and market interest rates, changes in the numbers of plan participants and changes in the benefit obligations and laws and regulations covering the benefit obligation. The key assumptions used in developing our fiscal 2002 balances were 6.88 percent domestic and 5.75 percent foreign discount rates, 8.25 percent domestic and 7.50 percent foreign expected returns on plan assets and 4.5 percent domestic and 3.25 percent foreign rates of compensation increase. The discount rates are used to determine the present value of future payments. In general, our liability increases as the discount rate decreases and vice versa. We reduced our discount rates in 2002 due to the decline in market interest rates during the year. A lower expected return on plan assets increases the amount of pension expense and vice versa. Decreases in the level of actual plan assets will also serve to increase the amount

p25     CSK 2002 AR

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

of pension expense. During fiscal 2002, our plan assets declined as a result of general investment market conditions. Pension expense and liabilities would be higher with a higher compensation increase.
          The estimated accumulated benefit obligation (“ABO”) related to certain of our pension plans, exceeded the fair value of those plan assets at December 29, 2002. This was due primarily to negative returns on the pension assets as a result of the overall decline in the equity markets and a decline in the discount rate used to estimate the pension liability as a result of declining interest rates in the U.S. and the United Kingdom. Therefore, we were required to increase our minimum liability and record an after-tax $34.8 million direct charge to equity for the difference to the extent the minimum liability exceeded the unrecognized prior service cost. To improve the funded status of our pension plans, we expect to evaluate the level of employee contributions and benefits and increase employer cash contributions by up to $8 million over prior year levels, which we anticipate funding over the next two years. We also expect pension expense to increase by approximately $4 million. Market conditions and interest rates significantly impact future assets and liabilities of our pension plans, and could impact funding and charges in the future. See Note 10 to the Consolidated Financial Statements.
          We annually re-evaluate our assumptions used in projecting the pension and other postretirement liabilities and associated expense. Had we used different assumptions in calculating the liabilities, the carrying value of the liabilities and the impact on net earnings may have been different.

Deferred Tax Assets
Many deductions for tax return purposes cannot be taken until the expenses are actually paid, rather than when the expenses are recorded under GAAP. Also, certain tax credits and tax loss carryforwards cannot be used until future periods when sufficient taxable income is generated. In these circumstances, under GAAP, companies accrue for the tax benefit expected to be received in future years if, in the judgment of management, it is “more likely than not” that the company will receive such benefits. On a quarterly basis, management reviews our judgment regarding the likelihood the benefits of a deferred tax asset will be realized. During the periodic reviews, management must consider a variety of factors, including the nature and amount of the tax income and expense items, the anticipated timing of the ability to utilize the asset, the current tax statutes and the projected future earnings. If management determines it is no longer “more likely than not” that an asset will be utilized, an offsetting valuation reserve would be recorded to reduce the asset and net earnings in that period. See Note 9 to the Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS
See Note 1 to the Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS
Forward-looking statements in the foregoing Management’s Discussion and Analysis of Financial Condition and Results of Operations include statements that are identified by the use of words or phrases including, but not limited to, the following: “will likely result,” “expected to,” “will continue,” “is anticipated,” “estimated,” “project,” “believe,” “expect,” and words or phrases of similar import. Changes in the following important factors, among others, could cause Chesapeake’s actual results to differ materially from those expressed in any such forward-looking statements: competitive products and pricing; production costs, particularly for raw materials such as folding carton and plastics materials; fluctuations in demand; possible recessionary trends in U.S. and global economies; governmental policies and regulations affecting the environment; interest rates; fluctuations in foreign currency translation rates; our ability to remain in compliance with our debt covenants; and other risks that are detailed from time to time in reports filed by Chesapeake with the Securities and Exchange Commission.

CSK 2002 AR     p26

Chesapeake Corporation	CONSOLIDATED BALANCE SHEETS

(in millions)	December 29, 2002	December 30, 2001

Assets
Current assets:
Cash and cash equivalents	$15.7	$20.1
Accounts receivable (less allowance of $4.5 and $4.2)	144.1	124.7
Inventories	102.4	98.3
Prepaid expenses	15.9	14.2
Income tax receivable	9.6	—
Deferred income taxes	—	2.2

Total current assets	287.7	259.5

Property, plant and equipment:
Plant sites and buildings	150.0	136.1
Machinery and equipment	353.2	286.3
Construction in progress	15.1	5.7

	518.3	428.1
Less accumulated depreciation	141.9	89.8

Net property, plant and equipment	376.4	338.3
Goodwill (less accumulated amortization of $28.7 in 2001)	583.8	529.4
Other assets	105.0	118.4

Total assets	$1,352.9	$1,245.6

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$103.7	$91.9
Accrued expenses	81.6	91.0
Income taxes payable	10.3	12.4
Current maturities of long-term debt	5.4	1.6
Dividends payable	3.3	3.3
Deferred income taxes	0.4	—

Total current liabilities	204.7	200.2

Long-term debt	486.0	488.3
Environmental liabilities	73.8	52.8
Pensions and postretirement benefits	76.6	38.0
Deferred income taxes	25.9	26.7
Other long-term liabilities	9.3	8.6

Total liabilities	876.3	814.6

Stockholders’ equity:
Common stock, $1par value; authorized, 60 million shares; outstanding, 15.2 million shares	15.2	15.2
Additional paid-in capital	0.3	0.7
Unearned compensation	—	(0.9)
Accumulated other comprehensive loss	(56.0)	(92.5)
Retained earnings	517.1	508.5

Total stockholders’ equity	476.6	431.0

Total liabilities and stockholders’ equity	$1,352.9	$1,245.6

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

p27     CSK 2002 AR

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME	Chesapeake Corporation

For the years ended:	December 29, 2002	December 30, 2001	December 31, 2000

(in millions, except per share data)
Income:
Net sales	$822.2	$790.5	$654.7
Cost of products sold	664.2	629.3	508.3
Selling, general and administrative expenses	93.8	110.0	99.0
Restructuring/special charges	2.6	14.6	7.7
Other income, net	10.2	9.4	6.0

Income from continuing operations before interest, taxes and extraordinary item	71.8	46.0	45.7
Interest expense, net	45.4	31.3	28.1

Income from continuing operations before taxes and extraordinary item	26.4	14.7	17.6
Income tax expense	5.9	4.2	6.4

Income from continuing operations before extraordinary item	20.5	10.5	11.2
Discontinued operations:
Loss from discontinued operations net of tax benefit of $15.3 in 2000	—	—	(33.4)
Gain (loss) on disposal of discontinued operations, net of tax expense (benefit) of $0.5, $68.4 and $(16.5)	1.4	113.0	(43.6)
Extraordinary item, net of income taxes of $0.9	—	—	(1.5)

Net income (loss)	$21.9	$123.5	$(67.3)

Basic earnings per share:
Earnings from continuing operations before extraordinary item	$1.36	$0.70	$0.71
Discontinued operations, net of income taxes	0.09	7.48	(4.87)
Extraordinary item, net of income taxes	—	—	(0.10)

Basic earnings per share	$1.45	$8.18	$(4.26)

Diluted earnings per share:
Earnings from continuing operations before extraordinary item	$1.35	$0.69	$0.70
Discontinued operations, net of income taxes	0.09	7.43	(4.81)
Extraordinary item, net of income taxes	—	—	(0.09)

Diluted earnings per share	$1.44	$8.12	$(4.20)

Comprehensive income (loss):
Net income (loss)	$21.9	$123.5	$(67.3)
Other comprehensive income (loss):
Minimum pension liability (net of taxes of $14.6, $5.2, and $0.5)	(34.8)	(11.5)	1.0
Foreign currency translation	72.1	(18.4)	(55.1)
Change in fair market value of derivatives (net of taxes of $0.4 and $0.6)	(0.8)	(1.3)	—

Comprehensive income (loss)	$58.4	$92.3	$(121.4)

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

CSK 2002 AR     p28

Chesapeake Corporation	CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended:	December 29, 2002	December 30, 2001	December 31, 2000

(in millions)
Operating activities:
Net income (loss)	$21.9	$123.5	$(67.3)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
(Gain) loss on disposal of discontinued businesses, net of taxes	(1.4)	(113.0)	43.6
Depreciation and amortization of goodwill	48.2	71.4	73.6
Deferred income taxes	7.2	(0.5)	4.1
Non-cash restructuring/special charges	—	7.5	—
(Gain) loss on sale of property, plant and equipment	(5.0)	(7.5)	0.1
Extraordinary item, net of taxes	—	—	1.5
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable, net	1.1	(7.1)	28.5
Inventories	13.4	9.7	(3.2)
Other assets	2.0	2.0	(7.6)
Accounts payable and accrued expenses	(28.0)	(51.1)	(10.9)
Income taxes payable	(9.5)	(237.9)	(25.7)
Other	2.6	(3.6)	(5.6)

Net cash provided by (used in) operating activities	52.5	(206.6)	31.1

Investing activities:
Purchases of property, plant and equipment	(51.2)	(41.3)	(77.3)
Acquisitions	—	(7.2)	(413.1)
Proceeds from sale of businesses	24.9	427.1	—
Proceeds from sales of property, plant and equipment	14.4	18.0	5.4
Other	(0.5)	0.8	9.8

Net cash (used in) provided by investing activities	(12.4)	397.4	(475.2)

Financing activities:
Net (payments) borrowings on credit lines	(10.5)	(311.8)	312.1
Payments on long-term debt	(26.5)	(41.9)	(185.1)
Proceeds from long-term debt	6.0	172.7	130.8
Debt issuance costs	(0.6)	(9.2)	(4.0)
Purchases of outstanding common stock	—	—	(71.3)
Dividends paid	(13.3)	(13.2)	(14.0)
Other	0.4	1.5	0.2

Net cash (used in) provided by financing activities	(44.5)	(201.9)	168.7

Decrease in cash and cash equivalents	(4.4)	(11.1)	(275.4)
Cash and cash equivalents at beginning of year	20.1	31.2	306.6

Cash and cash equivalents at end of year	$15.7	$20.1	$31.2

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

p29     CSK 2002 AR

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY	Chesapeake Corporation

For the years ended:	December 29, 2002	December 30, 2001	December 31, 2000

(in millions)
Common stock:
Balance, beginning of year	$15.2	$15.1	$17.5
Purchases of common stock	—	—	(2.5)
Issuance for employee stock plans	—	0.1	0.1

Balance, end of year	15.2	15.2	15.1

Additional paid-in capital:
Balance, beginning of year	0.7	—	—
Purchases of common stock	—	—	(1.5)
Issuance for employee stock plans, net of forfeitures	(0.4)	0.7	1.5

Balance, end of year	0.3	0.7	—

Unearned compensation:
Balance, beginning of year	(0.9)	(2.8)	(4.8)
Compensation expense	0.2	0.6	1.2
Issuance for employee stock plans, net of forfeitures	0.7	1.3	0.8

Balance, end of year	—	(0.9)	(2.8)

Accumulated other comprehensive loss:
Balance, beginning of year	(92.5)	(61.3)	(7.2)
Currency translation adjustment	72.1	(18.4)	(55.1)
Pension liability adjustment	(34.8)	(11.5)	1.0
Change in fair market value of derivatives	(0.8)	(1.3)	—

Balance, end of year	(56.0)	(92.5)	(61.3)

Retained earnings:
Balance, beginning of year	508.5	398.2	546.2
Net income (loss)	21.9	123.5	(67.3)
Cash dividends declared	(13.3)	(13.2)	(13.4)
Purchases of common stock	—	—	(67.3)

Balance, end of year	517.1	508.5	398.2

Stockholders’ equity, end of year	$476.6	$431.0	$349.2

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

CSK 2002 AR     p30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Financial Statement Presentation
The Consolidated Financial Statements include the accounts and operations of Chesapeake Corporation and all of its majority-owned subsidiaries (“Chesapeake”). Our interests in 20 percent- to 50 percent-owned companies are accounted for using the equity method unless control exists, in which case, consolidation accounting is used. In 2001, we sold our principal businesses included in the former Merchandising and Specialty Packaging segment and our 5 percent equity interest in Georgia-Pacific Tissue, LLC, which comprised our Tissue segment; these segments are accounted for as discontinued operations. In 2000, we restated the historical results of operations for this presentation (see Note 3). Chesapeake now operates in three business segments – Paperboard Packaging, Plastic Packaging and Land Development. All significant inter-company accounts and transactions are eliminated. Certain prior-year amounts have been reclassified to conform to current presentations.
          Our 52–53 week fiscal year ends on the Sunday nearest to December 31. Fiscal years 2002, 2001 and 2000 contain 52 weeks.

Use of Estimates
The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”) requires management to make extensive use of estimates and assumptions that affect the reported amounts and disclosures. These estimates include, but are not limited to, the estimated loss on disposition of discontinued operations, allowances for bad debts and inventory obsolescence, environmental remediation costs, restructuring costs, loss contingencies for litigation, income taxes and tax valuation reserves, fair values of financial instruments, estimates of future cash flows associated with assets, asset impairments including goodwill and determinations of discount and other assumptions for pension and postretirement benefit expenses. Actual results could differ from these estimates.

Revenue Recognition
Chesapeake recognizes revenue from our packaging businesses in accordance with Staff Accounting Bulletin No. 101. Revenue from the sale of products is recognized upon passage of title to the customer, which is generally at the time of product acceptance by the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed and determinable; and collectibility is deemed probable. We recognize sales of land when all conditions have occurred, as set forth in Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate.

Foreign Currency Translation
Our consolidated financial statements are reported in U.S. dollars. Assets and liabilities of foreign subsidiaries are translated using rates of exchange at the balance sheet date and related revenues and expenses are translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component within accumulated other comprehensive loss of shareholders’ equity. Realized gains and losses resulting from foreign currency transactions are included in net income.

Inventories
Inventories are valued at the lower of cost or market, determined principally by the average cost method.

Allowances for Receivables
An allowance for doubtful accounts is recorded for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make required payments, increases to our allowances may be required.

Property, Plant and Equipment
Property, plant and equipment is stated at cost, less accumulated depreciation. The costs of major rebuilds and replacements of plant and equipment are capitalized, and the costs of ordinary maintenance and repairs are charged to income as incurred. The costs of  software developed or obtained for internal use are capitalized. When properties are sold or retired, their costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are reflected in income. Depreciation for financial reporting purposes is computed principally by the straight-line method over the estimated useful asset lives, which range from 10 to 40 years for buildings and improvements and generally 5 to 20 years for machinery and equipment. Depreciation expense from continuing operations was $48.2 million in 2002, $45.9 million in 2001 and $41.5 million in 2000.
          We periodically evaluate the fair value of long-lived assets, including property, plant and equipment, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment of the carrying value of an asset is recognized whenever the undiscounted cash flows are estimated to be less than its carrying value.

p31     CSK 2002 AR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill
We adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, as of December 31, 2001, the beginning of Chesapeake’s fiscal year 2002. In accordance with this statement, amortization of goodwill was discontinued as of December 31, 2001 and management reviews the recorded value of our goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount of our reporting units may exceed their fair values. To determine fair value, management projects future cash flows produced by the reporting units. The projections of future cash flows are necessarily dependent upon assumptions about our performance and the economy in general. We performed our annual evaluation of our goodwill for all reporting units as of December 1, 2002. Based on our analysis using projected future cash flows through 2006, we concluded that this amount is realizable. Due to uncertain market conditions, it is possible that forecasts used to support our valuation may change in the future, which could result in additional non-cash charges that would adversely affect our results of operations and financial condition. See Note 4 to the Consolidated Financial Statements.

Financial Instruments
Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less. The carrying amounts of temporary cash investments, trade receivables and trade payables approximate fair value because of the short maturities of the instruments.
          Financial instruments that potentially subject us to concentrations of credit risk consist principally of temporary cash investments and trade receivables. We place temporary cash investments in high-quality financial instruments and, by policy, limit the amounts of credit exposure related to any one instrument. Concentrations of credit risk in regard to trade receivables are limited due to the large number of customers and their dispersion across different industries and countries.
          Chesapeake uses derivative instruments to manage exposures to foreign currency and interest rate risks. Our objectives for utilizing derivatives are to manage these risks using the most effective methods to eliminate or reduce the impacts of these exposures. We record all derivative instruments on the balance sheet as assets or liabilities, measured at fair market value. Derivatives that are not designated as hedges must be adjusted to fair value through other operating income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings in the same line item as the impact of the hedged item or recognized in other comprehensive income until the hedged item is recognized in earnings. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in accumulated other comprehensive income. The ineffective portion of any derivative’s change in fair value will be immediately recognized in earnings. Cash flows resulting from the settlement of derivatives used as hedging instruments are included in net cash flows from operating activities. Chesapeake principally hedges against these exposures using forward exchange contracts and interest rate swaps. The contracts that have been designated as hedges of anticipated future cash flows will be marked to market through other comprehensive income (balance sheet adjustments) until such time as the related forecasted transactions affect earnings. The fair value estimates are based on relevant market information, including current market rates and prices. Fair value estimates for interest rate swaps are provided to Chesapeake by banks known to be high-volume participants in this market. We document relationships between hedging instruments and hedged items, and link derivatives designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. We also assess and document, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows associated with the hedged items.

Income Taxes
Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, which requires us to recognize deferred tax assets and liabilities for the future tax consequences of events that have been included in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax basis of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. Assets are only recorded if, in management’s opinion, it is “more likely than not” that we will realize such benefits.

CSK 2002 AR     p32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options
Chesapeake uses the intrinsic-value-based method of accounting for our stock option plans. Under the intrinsic-value-based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. Chesapeake generally grants stock options with an exercise price equal to the market value of the common stock on the date of grant.
          The Black-Scholes option pricing model was used to estimate fair value as of the date of grant using the following assumptions:

	2002	2001	2000

Dividend yield	3.1%	4.0%	3.0%
Risk-free interest rates	4.6%	4.4%	4.8%
Volatility	32.5%	30.7%	30.3%
Expected option term (years)	5.5	5.0	6.0

Number of Stock Options

Weighted-average fair value of options granted during the year:
2000	$7.06
2001	$5.58
2002	$7.65

          Had the compensation cost for our stock option plans been determined based on the fair value at the grant date, rather than the intrinsic value method, our pro forma amounts would be as follows:

(in millions, except per share data)	2002	2001	2000

Stock-based compensation expense, net of tax, included in net income (loss) as reported	$0.1	$0.3	$0.7
Net income (loss) as reported	21.9	123.5	(67.3)
Pro forma stock-based compensation expense, net of tax	1.7	1.8	1.7
Pro forma net income (loss)	20.2	121.7	(69.0)
Earnings per share
As reported:
Basic	$1.45	$8.18	$(4.26)
Diluted	1.44	8.12	(4.20)
Pro forma:
Basic	$1.34	$8.06	$(4.37)
Diluted	1.33	8.01	(4.31)

          Pro forma disclosures for stock option accounting may not be representative of the effects on reported net income in future years.

New Accounting Pronouncements
In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs. SFAS 143 is effective for financial statements with fiscal years beginning after June 15, 2002, and is not expected to have a material impact on our financial statements.
          In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 (“SFAS 145”), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Statement 4 required all gains and losses from extinguishment of debt to be aggregated and, if material, be classified as an extraordinary item, net of related income tax effect. Under SFAS 145, the criteria in APB Opinion 30 will now be used to classify those gains and losses. Chesapeake will adopt SFAS 145 as of the beginning of fiscal year 2003, and does not expect it to have a material impact on our financial statements.
          In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“SFAS 146”), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Under EITF Issue 94-3, a liability for an exit activity was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and is not expected to have a material impact on Chesapeake’s financial statements.
          In November 2002, the FASB approved FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002.

p33     CSK 2002 AR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We have adopted this interpretation as of December 29, 2002, and it did not have a material impact on our consolidated financial statements. See Note 14.
          In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”) Accounting for Stock-Based Compensation –Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it requires prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. SFAS 148 is effective for fiscal years ending after December 15, 2002. Chesapeake adopted SFAS 148 for the fiscal year ended December 29, 2002, and it did not have a material impact on our financial statements. Chesapeake continues to use the intrinsic-value-based method of accounting for stock-based employee compensation as prescribed by APB Opinion No. 25.
          In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. It defines variable interest entities as those entities with a business purpose that either doesn’t have any equity investors with voting rights, or has equity investors that don’t provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN 46 consolidation requirements are effective for all variable interest entities created after January 31, 2003 and to pre-existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain disclosure requirements are effective for financial statements issued after January 31, 2003. We do not expect this Interpretation to have a material impact on our financial statements.

2          ACQUISITIONS
2001
During the first quarter of 2001, Field Group plc (“Field Group”), a wholly owned subsidiary of Chesapeake, acquired the in-house carton printing operations of British American Tobacco in Bremen, Germany.

2000
On October 10, 2000, we completed the acquisition of First Carton Group Limited (“First Carton”), a paperboard packaging supplier for the premium branded food and drinks markets, for approximately $69 million plus the assumption of $50 million of debt. First Carton had operations in six locations in the United Kingdom and Germany. The purchase price for the acquisition was paid through borrowings under our senior credit facility and the issuance of loan notes.
          On February 24, 2000, we completed our acquisition of substantially all of the outstanding capital shares of Boxmore International PLC (“Boxmore”), a paperboard and plastic packaging company headquartered in Belfast, Northern Ireland. The acquisition was effected through a tender offer by Chesapeake UK Acquisitions II PLC (“Chesapeake UK II”), a wholly owned subsidiary of Chesapeake, for all of the outstanding capital shares of Boxmore at a purchase price of approximately £2.65 per share. The tender offer represented a value of approximately $319 million for Boxmore’s outstanding share capital. The purchase price for Boxmore’s capital shares was paid in cash of approximately $234 million, and approximately $85 million in unsecured loan notes (“Loan Notes”) issued to certain Boxmore shareholders. The Loan Notes bear interest at a variable rate per annum equal to the LIBOR rate for six-month British pound deposits less one-half of one percent, are redeemable in whole or part at the option of the holders on each biannual interest payment date commencing February 28, 2001, and, if not earlier redeemed, mature on February 28, 2005. Under the terms of our current credit facility, Chesapeake is required to pay a loan guarantee fee on the outstanding Loan Note balance.
          During 2000, we also completed the acquisitions of Lithoprint Holdings Limited, a Scottish supplier of wet applied labels and commercial printing; Green Printing Company, Inc., a specialty packaging producer and printer in Lexington, North Carolina; and a corrugated container facility in Warren County, North Carolina, and finalized the formation of a joint venture with Georgia-Pacific Corporation (“G-P”), in which the two companies combined their litho-laminated graphic packaging businesses. The Warren County facility and the litho-laminated joint venture were part of our former Merchandising and Specialty Packaging segment that is accounted for as a discontinued operation.

CSK 2002 AR     p34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary
Each of the acquisitions has been accounted for using the purchase method and is included in the results of operations since the purchase date, except for those businesses included in discontinued operations. The purchase prices have been allocated to the assets acquired and liabilities assumed based on their estimated market values at the respective dates of acquisition. The purchase prices for the acquired companies exceeded the fair value of net assets acquired by approximately $0.7 million in 2001, and $373.9 million in 2000. Through December 30, 2001, amounts related to continuing operations were amortized on a straight-line basis over 40 years. See Note 4 for the current accounting policy for goodwill.
     The purchase prices for all acquisitions have been allocated to the acquired net assets as summarized below:

(in millions)	2001	2000

Acquisitions:
Fair value of assets acquired	$7.2	$657.5
Liabilities assumed or created	—	(234.6)
Cash acquired	—	(9.8)

Cash paid for acquisitions, net	$7.2	$413.1

Dispositions:
Fair value of assets sold	$456.1	$—
Non-cash consideration received	(29.0)	—

Cash received from sale of businesses	$427.1	$—

3          DISCONTINUED OPERATIONS
In the fourth quarter of 2000, we decided to sell the principal businesses that were included in our former Merchandising and Specialty Packaging segment and the remaining interest in our former Tissue segment, a 5 percent equity interest in Georgia-Pacific Tissue, LLC (the “Tissue JV”). These segments are accounted for as discontinued operations.
          The businesses that made up the Merchandising and Specialty Packaging segment were:

•

Chesapeake Display and Packaging Company, sold on July 30, 2001, to CorrFlex Graphics, LLC, and Chesapeake Display and Packaging Company (Canada) Limited, sold on October 4, 2001, to Atlantic Decorated & Display Inc.; each of these businesses designed, manufactured, assembled and packed temporary and permanent point-of-purchase displays.

•	Consumer Promotions International, Inc. (“CPI”), which designed, manufactured and assembled permanent point-of-purchase displays, sold on October 15, 2001, to a management investment group.

•

Chesapeake Packaging Co., which designed and manufactured corrugated shipping containers and other corrugated packaging products, sold on May 18, 2001, to Inland Paperboard and Packaging, Inc., a subsidiary of Temple-Inland, Inc.

•

The 46 percent interest in Color-Box LLC, a joint venture with G-P, which designed and manufactured litho-laminated corrugated graphic packaging, sold in two transactions finalized in November 2001 to G-P.

          Our 5 percent interest in the Tissue JV was sold to G-P on March 2, 2001. Consideration for this sale was received for our agreement to terminate the joint venture, our ownership interest and certain indemnifiable deferred tax liabilities. As a result of the sale, approximately $179 million of deferred income taxes became current income taxes payable.
          The consideration for these discontinued operations consisted of cash proceeds of approximately $427.1 million and promissory notes of approximately $42.6 million. During 2002, we received cash prepayments on these promissory notes of $24.9 million. As of December 29, 2002, there were remaining note balances of $16.7 million due from CPI that are collateralized by subordinated liens on substantially all of CPI’s U.S. assets. In accordance with the terms of the CPI term note, the principal balance has been adjusted for the working capital settlement related to the sale and accrued interest. Included in the promissory notes was a $13.6 million performance note received from CPI which is payable based on the financial performance of CPI during the period from October 15, 2001, through October 10, 2006. The performance note has been fully reserved because payments due on it are contingent on future events.
          Net cash proceeds from the sales of discontinued operations were used to pay down debt and pay taxes related to the sales.
          Summarized results of discontinued operations are shown separately in the accompanying consolidated financial statements, except for the consolidated statements of cash flows, which summarize the activity of continuing and discontinued operations together. Net sales from discontinued operations were $196.9 million and $407.4 million in 2001 and 2000, respectively. In fiscal 2000, Chesapeake recognized an after-tax loss on disposal of discontinued operations of $43.6 million. In fiscal 2001, we recognized additional after-tax losses relating to the sales of discontinued operations of $27.6 million and an after-tax gain on the sale of the Tissue JV of $140.6 million, for a net gain of $113.0 million for the year.
          In fiscal 2002, we recognized an after-tax decrease of $1.4 million in the estimated net loss, primarily related to the settlement of accrued obligations associated with the discontinued operations. The revised estimated net loss on disposal was $69.8 million after taxes, consisting of asset valuation losses of $73.6 million, severance and exit costs of $12.1 million, holding period losses of $25.7 million,

p35     CSK 2002 AR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

net of a tax benefit of $41.6 million. Interest costs charged to discontinued operations were $6.6 million and $11.0 million for 2001 and 2000, respectively. Interest costs include charges for debt specifically identified with the discontinued operations and an allocated amount based on the relationship of net assets to be discontinued to the sum of consolidated net assets plus nonallocable debt.

4          GOODWILL
Chesapeake adopted the provisions of SFAS 142 in the first quarter of 2002. We made determinations as to what our reporting units are and what amounts of goodwill and other assets and liabilities should be allocated to those reporting units. We completed the transitional impairment test, which did not result in impairment of recorded goodwill. In accordance with this statement, amortization of goodwill was discontinued as of December 31, 2001. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization related to continuing and discontinued operations, net of the related income tax effect, follows:

(in millions, except per share data)	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000

Reported income (loss) before extraordinary item	$21.9	$123.5	$(65.8)
Goodwill amortization, net of tax	—	16.3	14.7

Adjusted income (loss) before extraordinary item	$21.9	$139.8	$(51.1)

Reported net income (loss)	$21.9	$123.5	$(67.3)
Goodwill amortization, net of tax	—	16.3	14.7

Adjusted net income (loss)	$21.9	$139.8	$(52.6)

Basic earnings per share:
As reported	$1.45	$8.18	$(4.26)
Goodwill amortization, net of tax	—	1.08	0.93

Adjusted basic earnings per share	$1.45	$9.26	$(3.33)

Diluted earnings per share:
As reported	$1.44	$8.12	$(4.20)
Goodwill amortization, net of tax	—	1.07	0.92

Adjusted diluted earnings per share	$1.44	$9.19	$(3.28)

          The carrying value of goodwill at December 31, 2001, the date of our adoption of SFAS 142, of $529.4 million was composed of $477.1 million related to the Paperboard Packaging segment and $52.3 million related to the Plastic Packaging segment. At December 29, 2002, the goodwill balance of $583.8 million consisted of $526.0 million related to Paperboard Packaging and $57.8 million related to Plastic Packaging. The increase in the carrying value of goodwill since December 31, 2001, was due to changes in foreign currency translation rates. The annual evaluation, performed as of December 1, 2002 for all reporting units, did not indicate an impairment should be recognized on the recorded value of goodwill.

5          RESTRUCTURING/SPECIAL CHARGES
The following table sets forth the details of our restructuring/special charges recognized in 2002 and 2001:

(in millions)	Paperboard Packaging	Plastic Packaging	Corporate	Total

2001 provision:
Employment reduction	$2.8	$1.8	$7.4	$12.0
Facility closures	—	—	0.7	0.7
Asset held for sale	—	—	1.9	1.9

	2.8	1.8	10.0	14.6
Non-cash items	—	—	(6.5)	(6.5)
Cash payments in 2001	(0.6)	(0.2)	(0.9)	(1.7)
Foreign currency translation	(0.1)	—	—	(0.1)

Balance December 30, 2001	2.1	1.6	2.6	6.3
2002 provision:
Employment reduction	2.6	—	—	2.6
Cash payments in 2002	(3.9)	(1.3)	(2.6)	(7.8)
Foreign currency translation/other	0.1	(0.3)	—	(0.2)

Balance December 29, 2002	$0.9	$—	$—	$0.9

2002
The Paperboard Packaging segment recorded a charge of approximately $2.6 million in 2002 for severance costs for approximately 120 employees related to the closure of a facility in England and the consolidation of two facilities in Scotland. As of December 29, 2002, approximately 108 employees have received severance benefits and a balance of $0.3 million remains in the reserve. We expect the remaining reserve to be substantially utilized during the first quarter of 2003.

2001
The 2001 restructuring/special charges of $14.6 million before income taxes consisted of the following:

•

As a result of the sales of discontinued operations, we implemented a restructuring program to reduce corporate overhead. Approximately $9.2 million was recognized for costs associated with a salaried staff reduction of approximately 50 positions, achieved primarily through a voluntary separation program. The voluntary separation program benefits were funded primarily by surplus assets of our U.S. defined benefit salaried pension  plan. Approximately $2.6 million was recognized for the elimination of two corporate office sites and the reduction of the carrying value of a corporate aircraft that was sold in January 2002. As of December 29, 2002, the reserve has been fully utilized, and approximately 50 employees have received severance benefits.

CSK 2002 AR     p36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

The Paperboard Packaging segment incurred approximately $2.8 million of severance costs for approximately 100 employees, primarily as a result of the integration of its recent acquisitions. As of year end, approximately 90 employees have received severance benefits and a balance of approximately $0.6 million remains in the reserve. We expect the remaining reserve to be substantially utilized during the first quarter of 2003.

          Chesapeake also recorded a $3.4 million reserve on the opening balance sheet for the First Carton acquisition. The reserve consisted of severance costs of $3.0 million for approximately 130 employees and exit costs of $0.4 million associated with the closure of one operating location. Substantially all severed employees have received severance benefits and the reserve for this plan has been fully utilized as of December 29, 2002.

2000
The following table sets forth the details of activity in Chesapeake’s restructuring/special charges accrual recognized in 2000 and 1999.

(in millions)	Paperboard Packaging	Corporate	Total

1999 provision as of December 31,1999	$8.6	$6.9	$15.5
2000 provision	2.6	5.1	7.7
Cash payments in 2000	(7.9)	(8.4)	(16.3)
Cash payments in 2001	(2.5)	(3.6)	(6.1)
Foreign currency translation	(0.6)	—	(0.6)

Balance December 30, 2001	0.2	—	0.2
Cash payments in 2002	(0.1)	—	(0.1)
Foreign currency translation/other	(0.1)	—	(0.1)

Balance December 29, 2002	$—	$—	$—

          The 2000 restructuring/special charges of $7.7 million before income taxes consisted of the following:

•	We revised our cost estimate to respond to an unsolicited proposal by Shorewood Packaging Corporation (“Shorewood”) to acquire Chesapeake.

•

In connection with the acquisition of First Carton, the Paperboard Packaging segment decided to close one of its operating facilities to eliminate excess capacity. Included in the costs of closure were severance expenses for approximately 160 employees and exit costs, which were offset in part by a pension termination benefit.

          The 1999 and 2000 reserves have been fully utilized.

6          INVENTORIES
Year-end inventories consist of:

(in millions)	2002	2001

Finished goods	$58.1	$56.9
Work-in-process	18.9	19.1
Materials and supplies	25.4	22.3

Total	$102.4	$98.3

7          LONG-TERM DEBT
Long-term debt at year-end consists of:

(in millions)	2002	2001

Notes payable–banks:
Credit lines, average interest 7.197%	$25.7	$34.9
Term loans, average interest 3.503%	17.9	9.6
Unsecured notes:
9.875% notes, due 2003	31.9	33.6
7.20% notes, due 2005	85.0	85.0
10.375% Senior Subordinated Notes, due 2011	184.5	166.9
Loan notes, average interest 5.492%, due 2005–2006	86.8	92.2
IDA notes, average interest 6.297%, due 2019	50.0	50.0
Other debt, average interest 7.006%	9.6	17.7

Total debt	491.4	489.9
Less current maturities	5.4	1.6

Total long-term debt	$486.0	$488.3

          Principal payments on debt for the next five years are: 2003, $53.0 million; 2004, $6.1 million; 2005, $181.6 million; 2006, $13.0 million; and 2007, $0.7million. The majority of maturities due in less than one year, including $31.9 million for the 9.875% notes, are classified as long-term debt due to the availability of long-term financing under our senior credit facility and our intent to refinance these maturities as required.
          Chesapeake maintains credit lines with several banks, domestically and internationally, maturing in 2004 to 2005, under which we can borrow up to $253.9 million. Amounts available to be borrowed under the lines of credit are limited by the amount currently borrowed, amounts utilized to guarantee loan notes ($74.7 million at December 29, 2002) and the amounts of outstanding letters of credit ($9.1 million at December 29, 2002). Nominal facility fees are paid on the credit lines and interest is charged, primarily at LIBOR plus a margin based on our leverage ratio. We are required to pay a loan guarantee fee, which varies based on our leverage ratio, on the outstanding loan note balance issued in connection with the Boxmore and First Carton acquisitions. Other lines of credit totaling $36.0 million are maintained with several banks on an uncommitted basis.

p37     CSK 2002 AR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Because of the availability of long-term financing under the terms of the senior credit facility, certain borrowings under uncommitted and short-term credit lines have been classified as long-term debt.
          On November 19, 2001, Chesapeake announced the sale of £115 million of our 10 3/8 percent Senior Subordinated Notes due 2011 (the “Subordinated Notes”). The Subordinated Notes were sold through institutional private placements. We used the net proceeds from the sale of the Subordinated Notes, which were $159.2 million after issuance costs, to repay outstanding borrowings under our senior bank credit facility. Concurrently with the placement of the Subordinated Notes, we amended and restated our $250 million senior credit facility to reset certain financial covenants relating to leverage and interest coverage based on our new leverage position. The senior credit facility is collateralized by a pledge of the inventory, receivables and intangible assets of our U.S. subsidiaries, and is guaranteed by each material United States and United Kingdom subsidiary.
          Certain of our loan agreements include provisions permitting the holder of the debt to require us to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership. In addition, our loan notes include provisions permitting the holder to require repayment of the notes on certain biannual interest payment dates. Because of the availability of long-term financing through our senior credit facility and our intention to refinance any put loan notes, these borrowings have been classified as long-term debt. In addition, the loan agreements contain customary restrictive covenants, including covenants restricting, among other things, our ability, and our subsidiaries’ ability, to create liens, merge or consolidate, dispose of assets, incur indebtedness and guarantees, repurchase or redeem capital stock and indebtedness, make capital expenditures, make certain investments or acquisitions, enter into certain transactions with affiliates or change the nature of our business. The senior credit facility also contains several financial maintenance covenants, including covenants establishing a maximum leverage ratio, maximum senior leverage ratio, minimum tangible net worth and a minimum interest coverage ratio. We were in compliance with all of our debt covenants as of the end of the fourth quarter of 2002.
          Chesapeake’s loan agreements include covenants that may affect our ability to pay dividends on our common stock. The most restrictive of these covenants is included in the Subordinated Notes, which limits our ability to make “restricted payments,” such as paying dividends on our common stock and making investments in entities other than certain subsidiaries of Chesapeake. At December 29, 2002, under the most restrictive provisions of the restricted payments covenant, we had $27.4 million available to pay cash dividends on our common stock. This covenant is adjusted periodically based on our financial performance. We do not expect that the covenant will materially limit our ability to pay dividends, in accordance with our current dividend policy, for the foreseeable future.
          We have estimated the fair value of long-term debt at December 29, 2002, and December 30, 2001, to be $478.4 million and $493.4 million, respectively, compared to book values of $486.0 million and $488.3 million, respectively. The fair value is based on the quoted market prices for similar issues or current rates offered for debt of the same or similar maturities.

8          FINANCIAL INSTRUMENTS AND RISK CONCENTRATIONS
Chesapeake’s strategy is to optimize the ratio of our fixed to variable rate financing to maintain an acceptable level of exposure to the risk of interest rate fluctuation. To obtain this mix, we use interest rate swaps that have the effect of converting our specific debt obligations from variable to fixed rate, or vice versa, as required. We have entered into interest rate swap agreements under which we pay to counterparties a fixed interest rate and the counterparties pay us a variable interest rate based on LIBOR on a notional principal amount of $113.5 million as of December 29, 2002, and $150.3 million as of December 30, 2001. These contracts mature in March 2003 and November 2004 and the weighted-average pay rate and receive rate under the interest rate contracts were 6.12 percent and  4.05 percent, respectively, for the year ended December 29, 2002, and were 6.15 percent and 4.17 percent, respectively, for the year ended December 30, 2001. We have estimated the fair value of the interest rate swap agreements to be a liability of approximately $3.1 million as of December 29, 2002, and $2.9 million as of December 30, 2001. The offset for the liability was recorded in other comprehensive income net of taxes each year. The fair value of interest rate agreements was determined using a model that estimates fair values at market rates, or was based upon quoted market prices for similar agreements with similar maturities.
          We manage our foreign currency exposure primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. We periodically enter into forward contracts that mature in one year or less to hedge specific purchase commitments. As of December 29, 2002, and December 30, 2001, we had no material foreign currency derivative instruments outstanding.

CSK 2002 AR     p38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9          INCOME TAXES
Income tax expense (benefit) consists of:

(in millions)	2002	2001	2000

Currently (receivable) payable:
Federal	$(9.7)	$(3.6)	$(8.3)
State	(1.6)	(2.7)	(2.0)
Foreign	10.0	11.0	9.0

Total current	(1.3)	4.7	(1.3)

Deferred:
Federal	5.1	(2.4)	4.9
State	(1.3)	0.4	0.9
Foreign	3.4	1.5	1.9

Total deferred	7.2	(0.5)	7.7

Total income taxes	$5.9	$4.2	$6.4

          Significant components of the year-end deferred income tax assets and liabilities are:

(in millions)	2002	2001

Postretirement medical benefits	$4.3	$5.9
Accrued liabilities	9.2	9.6
Tax carryforward benefits	6.6	5.5
Pension accrual	11.9	0.8
Valuation allowance	(7.7)	(5.5)
Other	2.5	3.5

Deferred tax assets	26.8	19.8

Accumulated depreciation	(51.2)	(42.8)
Other	(1.9)	(1.5)

Deferred tax liabilities	(53.1)	(44.3)

Net deferred taxes	$(26.3)	$(24.5)

          The valuation allowance relates to foreign income tax credit carryforwards that expire in 2006 and to deferred tax assets that potentially will not be realized due to tax loss carryover limitations.
          The differences between our effective income tax rate and the statutory federal income tax rate are:

	2002	2001	2000

Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	(5.4)	(10.5)	(4.0)
Goodwill and other purchase accounting adjustments	—	26.6	20.0
Foreign tax rate difference	(7.1)	(15.0)	(7.6)
Tax credits benefited	—	(8.5)	—
Foreign losses not benefited	—	—	1.7
Valuation allowance for deferred tax assets	4.2	—	—
Other, net	(4.4)	1.0	(8.5)

Consolidated effective income tax rate	22.3%	28.6%	36.6%

          The components of income before taxes and extraordinary items are:

(in millions)	2002	2001	2000

Domestic	$(19.2)	$(16.2)	$(5.9)
Foreign	45.6	30.9	23.5

Income before taxes and extraordinary items	$26.4	$14.7	$17.6

          Undistributed earnings of our foreign subsidiaries amounted to approximately $77 million as of December 29, 2002, and our intention is to permanently reinvest these earnings. Accordingly, no provision has been made for taxes that may be payable upon remittance of such earnings, nor is it practicable to determine the amount of any liability.
          Our domestic and foreign tax filings are subject to periodic reviews by the collecting agencies. We believe any potential adjustments resulting from these examinations will not have a material effect on Chesapeake’s results of operations or financial position.

10          EMPLOYEE RETIREMENT AND POSTRETIREMENT BENEFITS
Chesapeake maintains several noncontributory defined benefit retirement plans covering substantially all U.S. and certain foreign employees. Pension benefits are based primarily on the employees’ compensation and/or years of service. Annual pension costs have been actuarially determined as of September 30, 2002 and 2001. The net pension expense includes amortization of prior service costs over periods of the greater of 15 years or the average remaining employee service period.
          We also provide certain healthcare and life insurance benefits to certain U.S. hourly and salaried employees who retire under the provisions of our retirement plans. We do not pre-fund these benefits.

p39     CSK 2002 AR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          The following schedules present the changes in the plans’ benefit obligations and fair values of assets for 2002 and 2001:

	Pension Benefits				Postretirement Benefits Other Than Pensions

	U.S. Plans		Non-U.S. Plans

(in millions)	2002	2001	2002	2001	2002	2001

Benefit obligation at beginning of year	$61.0	$69.9	$201.7	$194.4	$15.5	$14.1
Service cost	0.3	1.4	5.0	5.7	—	—
Interest cost	4.2	5.0	11.9	11.0	1.1	1.0
Plan participants’ contributions	—	—	2.6	2.7	0.1	0.2
Actuarial (gain) loss	1.0	3.9	4.7	3.7	2.3	3.7
Curtailments	—	(3.9)	—	—	—	(1.7)
Settlements	—	(11.6)	—	(0.8)	—	—
Special termination benefits	—	2.7	—	—	—	0.4
Exchange rate changes	—	—	15.9	(5.5)	—	—
Benefits paid	(6.7)	(6.4)	(7.8)	(9.5)	(2.3)	(2.2)

Benefit obligation at end of year	$59.8	$61.0	$234.0	$201.7	$16.7	$15.5

Fair value of plan assets at beginning of year	$56.6	$86.0	$149.5	$198.7	$—	$—
Actual return on plan assets	(4.2)	(14.1)	(23.2)	(40.3)	—	—
Employer contributions	3.4	3.3	7.6	4.4	2.2	2.0
Plan participants’ contributions	—	—	2.6	2.7	0.1	0.2
Settlements	—	(12.2)	(0.2)	(0.6)	—	—
Exchange rate change	—	—	14.5	(5.9)	—	—
Benefits paid	(6.7)	(6.4)	(7.8)	(9.5)	(2.3)	(2.2)

Fair value of plan assets at end of year	$49.1	$56.6	$143.0	$149.5	$—	$—

Funded status at end of year	$(10.7)	$(4.4)	$(91.0)	$(52.2)	$(16.7)	$(15.5)
Unrecognized actuarial loss (gain)	34.5	23.6	99.7	51.9	4.5	2.2
Unrecognized transition obligation	—	(0.4)	—	2.0	—	—
Unrecognized prior service cost	0.1	0.2	—	—	—	—
Contributions made between measurement date and fiscal year end	—	0.2	—	—	—	—

Net amount recognized	$23.9	$19.2	$8.7	$1.7	$(12.2)	$(13.3)

          In 2002, the fair value of plan assets reflects the continuing weak performance of the investment markets during the year. In 2001, the fair value of plan assets and benefit obligations for pensions reflects the settlement and curtailment of pension plan benefits associated with the discontinued operations which were sold during the year (see Note 3) and the special termination costs and settlement costs associated with the voluntary separation program utilized for the reduction of corporate personnel (see Note 5).

CSK 2002 AR     p40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          The following table provides the amounts recognized in the balance sheets as of each year:

	Pension Benefits				Postretirement Benefits Other Than Pensions

	U.S. Plans		Non-U.S. Plans

(in millions)	2002	2001	2002	2001	2002	2001

Prepaid benefit cost	$26.9	$24.3	$—	$—	$—	$—
Accrued benefit liability	(9.7)	(11.8)	(53.5)	(11.2)	(12.2)	(13.3)
Intangible asset	—	0.1	—	—	—	—
Accumulated other comprehensive income	6.7	6.6	62.2	12.9	—	—

Net amount recognized	$23.9	$19.2	$8.7	$1.7	$(12.2)	$(13.3)

Pension plans in which accumulated benefit obligation exceeds plan assets at the end of the year:
Projected benefit obligation	$15.2	$17.4	$234.0	$191.3
Accumulated benefit obligation	14.4	17.0	196.5	152.5
Fair value of plan assets	4.7	5.2	143.0	142.0

Discount rate	6.88%	7.25%	5.75%	5.90%	6.88%	7.25%
Expected return on plan assets	8.25%	9.00%	7.50%	8.00%	N/A	N/A
Rate of compensation increase	4.50%	4.50%	3.25%	3.70%	4.50%	4.50%

          The following table provides the components of net pension costs and the assumptions used to calculate net pension costs:

	Pension Benefits						Postretirement Benefits Other Than Pensions

	U.S. Plans			Non-U.S. Plans

(in millions)	2002	2001	2000	2002	2001	2000	2002	2001	2000

Service cost	$0.3	$1.4	$2.1	$5.0	$5.7	$7.3	$—	$—	$0.1
Interest cost	4.2	5.0	5.5	11.9	11.0	10.6	1.1	1.0	1.2
Expected return on plan assets	(6.0)	(7.4)	(7.7)	(16.1)	(15.3)	(14.4)	—	—	—
Amortization of unrecognized transition obligation	(0.5)	(0.5)	(0.6)	—	0.1	0.1	—	—	—
Prior service cost recognized	0.1	0.2	0.2	—	—	—	—	—	—
Recognized actuarial loss	0.4	0.2	0.3	—	—	—	—	—	—

Net pension (income) expense	(1.5)	(1.1)	(0.2)	0.8	1.5	3.6	1.1	1.0	1.3
Loss (gain) due to settlement or curtailment	—	4.6	—	—	—	(2.3)	—	0.4	—

Net pension (income) expense after settlement and curtailment costs	$(1.5)	$3.5	$(0.2)	$0.8	$1.5	$1.3	$1.1	$1.4	$1.3

Discount rate	7.25%	7.75%	7.50%	5.90%	6.00%	6.00%	7.25%	7.75%	7.50%
Expected return on plan assets	9.00%	9.25%	9.25%	8.00%	8.00%	8.00%	N/A	N/A	N/A
Rate of compensation increase	4.50%	4.50%	4.50%	3.70%	4.00%	4.00%	4.50%	4.50%	4.50%

p41     CSK 2002 AR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     During 2001, we provided certain of our corporate employees with a voluntary separation program, resulting in a pre-tax settlement loss of approximately $4.6 million (see Note 5). During 2000, we decided to close a redundant operating facility in the Paperboard Packaging segment (see Note 5), resulting in a net pre-tax curtailment gain of approximately $2.3 million.
     For measurement purposes, a 12 percent annual rate of increase in the per capita cost of covered medical healthcare benefits was assumed for 2002. The rate was assumed to decrease gradually each year to a rate of 5 percent for 2009 and remain at that level thereafter. In regards to postretirement benefits, a 1 percent change in assumed healthcare cost trend rates would have the following effects:

(in millions)	One Percent Increase	One Percent Decrease

Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation	0.6	(0.5)

11          STOCKHOLDERS’ EQUITY
Chesapeake currently has 60 million authorized shares of common stock, $1.00 par value, of which 15,155,402 shares were outstanding as of December 29, 2002. In accordance with board of directors’ authorizations, we repurchased and immediately retired 2.5 million shares in 2000, for an aggregate purchase price of $71.3 million.
     In addition to our common stock, Chesapeake’s authorized capital includes 500,000 shares of preferred stock ($100.00 par), of which 100,000 shares are designated as Series A Junior Participating Preferred Stock (“Series A Preferred”). No preferred shares were outstanding during the three years ended December 29, 2002.

Shareholder Rights Plan
Under the terms of a shareholder rights plan approved February 10, 1998, each outstanding share of our common stock has attached to it one preferred share purchase right, which entitles the shareholder to buy one unit (0.001 of a share) of Series A Preferred at an exercise price of $120.00 per share, subject to adjustment. The rights will separate from the common stock and become exercisable only if a person or group acquires or announces a tender offer for 15 percent or more of Chesapeake’s common stock. When the rights are exercisable, Chesapeake may issue a share of common stock in exchange for each right other than those held by such person or group. If a person or group acquires 15 percent or more of Chesapeake common stock, each right shall entitle the holder, other than the acquiring party, upon payment of the exercise price, to acquire Series A Preferred or, at the option of Chesapeake, common stock, having a value equal to twice the right’s purchase price. If Chesapeake is acquired in a merger or other business combination, or if 50 percent of its earnings power is sold, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the rights. The rights expire on March 15, 2008, and may be redeemed by us at any time prior to the tenth day after an announcement that a 15 percent position has been acquired, unless such period has been extended by the board of directors.

Earnings Per Share (“EPS”)
Basic EPS is calculated using the weighted-average number of outstanding common shares for the periods, which were 15,134,467 in 2002; 15,058,813 in 2001; and 15,768,479 in 2000. Diluted EPS reflects the potential dilution that could occur if securities are exercised or converted into common stock, or result in the issuance of common stock, that would then share in earnings. Diluted EPS is calculated using the weighted-average number of diluted outstanding common shares for the periods, which were 15,203,543 in 2002; 15,205,035 in 2001; and 15,988,941 in 2000. The difference between the weighted-average shares used for the basic and diluted calculation is due to the number of shares for which “in-the-money” stock options are outstanding. See Note 12 for a discussion of all the securities that could potentially dilute EPS in the future.

CSK 2002 AR     p42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12          STOCK OPTION AND AWARD PLANS
At December 29, 2002, Chesapeake had three stock compensation plans for employees and officers. All three plans have been approved by our shareholders. Under the 1997 Incentive Plan, we may grant stock options, stock appreciation rights (“SARs”), stock awards, performance shares or stock units, and may make incentive awards, to our key employees and officers. The options outstanding were awarded under our 1993 and 1997 Incentive Plans and the 1987 Stock Option Plan. Up to 2,535,805 additional shares may be issued pursuant to all of the stock option and award plans; however, the board of directors has stated that all future grants will be made only from those shares available under the 1997 Incentive Plan, which had 652,996 shares available for issuance at December 29, 2002. The stock compensation plans are administered by the Executive Compensation Committee of the Board of Directors.
          Chesapeake has a Directors’ Stock Option and Deferred Compensation Plan that provides for annual grants of stock options to nonemployee directors. Up to 288,675 additional shares may be issued pursuant to the directors’ plan.

Stock Options
Stock options are generally granted with an exercise price equal to the market value of the common stock on the date of the grant, expire 10 years from the date they are granted, and generally vest over a three-year service period.
          The following schedule summarizes stock option activity for the three years ended December 29, 2002:

	Number of Stock Options	Weighted- Average Exercise Price

Outstanding, December 31,1999	1,282,589	$29.73
Granted	519,950	28.80
Exercised	(30,150)	23.31
Forfeited/expired	(164,355)	31.22

Outstanding, December 31, 2000	1,608,034	29.41
Granted	405,500	21.91
Exercised	(68,410)	21.40
Forfeited/expired	(179,415)	29.45

Outstanding, December 30, 2001	1,765,709	27.91
Granted	287,500	28.09
Exercised	(17,350)	23.03
Forfeited/expired	(249,258)	26.32

Outstanding, December 29, 2002	1,786,601	28.21
Exercisable:
December 31, 2000	922,876
December 30, 2001	1,088,638
December 29, 2002	1,237,965

     Information about options outstanding at December 29, 2002, is summarized below:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price

$15.38–$19.22	30,801	0.6	$19.15	30,801	$19.15
$19.23–$23.07	357,506	6.9	21.80	176,843	21.74
$23.08–$26.91	110,480	3.6	24.69	103,761	24.65
$26.92–$30.76	873,476	6.5	28.47	512,222	28.54
$30.77–$34.60	268,589	3.3	33.03	268,589	33.03
$34.61–$38.45	145,749	4.6	38.06	145,749	38.06

	1,786,601	5.7	28.21	1,237,965	29.10

p43     CSK 2002 AR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock
From 1998 to 2000, the Executive Compensation Committee of the Board of Directors made grants of restricted stock to Chesapeake’s officers and certain managers for the 1998 to 2001 Performance Cycle of the Long-term Incentive Program under the 1997 Incentive Plan. The restricted stock outstanding under this plan was either forfeited or fully vested by December 30, 2001. No restricted stock is outstanding as of December 29, 2002. Additionally, certain officers and managers were awarded time-based restricted stock that were either vested or forfeited entirely by the end of 2002.

Stock Purchase Plans
Chesapeake has stock purchase plans for certain eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased based on participant authorized payroll deductions and a company match of a portion of the employee contributions. At December 29, 2002, 421,854 shares remain available for issuance under these plans.

401(k) Savings Plans
Chesapeake also sponsors, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, pre-tax savings programs for eligible salaried and hourly employees. Participants’ contributions are matched in cash up to designated contribution levels by Chesapeake. Contributions are invested in several investment options, which may include Chesapeake common stock, as selected by the participating employee. At December 29, 2002, 300,000 shares of Chesapeake common stock are reserved for issuance under these programs.
          The charges to income from continuing operations for all stock-based employee compensation plans approximated $0.2 million in 2002, $0.5 million in 2001 and $1.1 million in 2000.

13          SUPPLEMENTAL BALANCE SHEET AND CASH FLOW INFORMATION
Balance Sheet Information

(in millions)	2002	2001

Accrued expenses:
Compensation and employee benefits	$22.4	$22.9
Fixed asset purchases	14.1	6.7
Interest	10.8	9.1
Accrued other taxes	7.5	7.4
Accrued loss on sale of assets	3.2	10.4
Restructure	0.9	9.9
Other	22.7	24.6

Total	$81.6	$91.0

(in millions)	2002	2001

Accumulated other comprehensive loss:
Foreign currency translation	$5.9	$78.0
Minimum pension liability, net of tax	48.1	13.3
Change in fair market value of derivatives, net of tax	2.0	1.2

Total	$56.0	$92.5

Cash Flow Information

(in millions)	2002	2001	2000

Cash paid for:
Interest, net	$41.6	$38.7	$39.1
Income taxes, net of refunds	5.7	218.6	6.1
Supplemental investing and financing non-cash transactions:
Issuance of common stock for employee benefit plans	$0.2	$1.1	$2.1
Dividends declared not paid	3.3	3.3	3.3
Real estate transactions	17.7	—	—
Assets obtained by capital lease	0.4	1.7	1.9

14          COMMITMENTS AND CONTINGENCIES
Lease Obligations
Chesapeake leases certain assets (principally manufacturing equipment, office space, transportation and information processing equipment) generally for three- to five-year terms. Rental expense for operating leases for continuing operations totaled $6.9 million for 2002, $7.4 million for 2001 and $5.6 million for 2000. As of December 29, 2002, aggregate minimum rental payments in future years on noncancelable operating leases approximated $21.1 million. The amounts applying to future years are: 2003, $6.8 million; 2004, $3.8 million; 2005, $2.7 million; 2006, $1.9 million; 2007, $1.4 million; and thereafter, $4.5 million.

Environmental Matters
The costs of compliance with existing environmental regulations are not expected to have a material adverse effect on our financial position or results of operations.
          The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state “Superfund” laws impose liability, without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or “PRPs”) associated with a release or threat of a release of hazardous substances into the environment. Financial responsibility for the remediation and restoration of contaminated property and for natural resource

CSK 2002 AR     p44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

damages can extend to previously owned or used properties, waterways and properties owned by third parties, as well as to properties currently owned and used by a company even if contamination is attributable entirely to prior owners. As discussed below, the United States Environmental Protection Agency (“EPA”) has given notice of its intent to list the lower Fox River in Wisconsin on the National Priorities List under CERCLA and identified our subsidiary, Wisconsin Tissue Mills Inc., now WTM I Company (“WT”), as a PRP.
          Except for the Fox River matter, we have not been identified as a PRP at any other CERCLA-related sites. However, there can be no assurance that we will not be named as a PRP at any other sites in the future, or that the costs associated with additional sites would not be material to our financial position or results of operations.
          In June 1994, the United States Department of Interior, Fish and Wildlife Service (“FWS”), a federal natural resources trustee, notified WT that it had identified WT as a PRP for purposes of natural resources damage liability under CERCLA arising from alleged releases of polychlorinatedbiphenyls (“PCBs”) in the Fox River and Green Bay System in Wisconsin. In addition to WT, six other companies (Appleton Papers, Inc., Fort Howard Corporation, P.H. Glatfelter Company, NCR Corporation, Riverside Paper Corporation and U.S. Paper Mills Corporation) have been identified as PRPs for the Fox River site. The FWS and  other governmental and tribal entities, including the State of Wisconsin, allege that natural resources, including endangered species, fish, birds, tribal lands or lands held by the United States in trust for various Indian tribes, have been exposed to PCBs that were released from facilities located along the lower Fox River. On January 31, 1997, the FWS notified WT of its intent to file suit, subject to final approval by the United States Department of Justice (“DOJ”), against WT to recover alleged natural resource damages, but the FWS has not yet instituted such litigation. On June 18, 1997, the EPA announced that it was initiating the process of listing the lower Fox River on the CERCLA National Priorities List of hazardous waste sites.
          In October 2001, the Wisconsin Department of Natural Resources (“DNR”) and EPA released for public comment a draft remedial investigation/feasibility study (“RI/FS”) and proposed remedial action plan (“PRAP”) for the Fox River site. The PRAP proposed remediation of the site based on a combination of (a) large-scale dredging and disposal of contaminated sediment and (b) natural attenuation. The dredging portion of the proposed remediation applies an action level of 1 part per million of PCB contamination as the standard for sediment removal. WT and the other PRPs commented on the RI/FS and PRAP during the public comment period. The cost estimated by EPA and DNR in the PRAP for implementing the remedy proposed in the PRAP for the site was approximately $308 million, of which approximately $57.6 million related to that segment of the  Fox River site designated as Operable Unit 1 (“OU1”) and approximately $9.9 million related to that segment of the Fox River site designated as Operable Unit 2 (“OU2”). A preliminary study by consultants for the PRPs estimates that the cost of the remediation and restoration proposed in the PRAP may be understated and could range from $743 million to $1.59 billion. The principal differences between the cost estimated by EPA and DNR in the PRAP and the cost estimated by the PRPs’ consultants are assumptions of the volume of sediment to be dredged and disposed of in order to meet the clean-up standards proposed in the PRAP and the unit cost of removal and disposal.
          In January 2003, DNR and EPA released a Record of Decision (the “ROD”) for OU1 and OU2 of the Fox River site. A second record of decision addressing the remainder of the river and Green Bay (Operable Units 3, 4 and 5) is to be issued in the future. OU1 is the reach of the river that is the farthest upstream and is immediately adjacent to the former WT mill. The ROD selects a remedy, consisting primarily of dredging, to remove substantially all sediment in OU1 with concentrations of PCBs of more than 1 part per million in order to achieve a surface weighted-average PCB concentration level (“SWAC”) of not more than 0.25 parts per million. The ROD estimates the present-worth cost of the proposed remedy for OU1 is $66.2 million. Present-worth cost as stated in the ROD means capital costs in undiscounted 2001 dollars and long-term operation, maintenance and monitoring costs discounted at 6 percent. This estimate is an engineering cost estimate and the ROD states that actual project cost is expected to be within +50 percent to –30 percent of the estimate. The ROD estimates that the proposed dredging remedy will be accomplished over a six year period after commencement of dredging. For OU2, the reach of the river covering approximately 20 miles downstream from OU1, the ROD proposes a remedy of monitored natural recovery over a 40 year period, and the ROD states that the present-worth cost of which is an engineering cost estimate of $9.9 million, based on estimated costs discounted at 6 percent.
          Based on information available to us at this time, we believe that the range of reasonable estimates of the total cost of remediation and restoration for the Fox River site is $256 million to $1.59 billion. The low end of this range assumes costs estimated in the PRAP and the ROD and takes into account the –30 percent engineering estimating factor. The upper end of the range assumes costs estimated in a preliminary analysis of the PRAP costs by the PRPs’ consultant, which includes the +50 percent engineering estimating factor. We believe that the upper limit of the

p45     CSK 2002 AR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

reasonably likely total cost of remediation and restoration for the Fox River site is $1.59 billion. The PRAP and the ROD indicate that most of the active remediation and restoration at the site is expected to take place in the next 10 years.
          Based on current information and advice from our environmental consultants, we believe that the 1 part per million remedial action level, and the resulting aggressive effort to remove substantial amounts of PCB-contaminated sediments (most of which are buried under cleaner material or are otherwise unlikely to move) and dispose of the sediment off-site, as contemplated by the ROD for OU1 and OU2 and by the PRAP for the remainder of the site, are excessive and would be environmentally detrimental and therefore inappropriate. The ROD includes provisions that a contingent remedy consisting of a combination of dredging and capping may be implemented if such remedy would provide the same level of protection to human health and the environment as the selected remedy. We believe that alternative remedies that are less intrusive than those proposed in the ROD and the PRAP are more environmentally appropriate, cost effective and responsible methods of managing the risks attributable to the sediment contamination. Any enforcement of a definitive remedial action plan may be subject to judicial review.
          On October 25, 2000, the federal and tribal natural resources trustees released a Restoration and Compensation Determination Plan (“RCDP”) presenting the federal and tribal trustees’ planned approach for restoring injured federal and tribal natural resources and compensating the public for losses caused by the release of PCBs at the Fox River site. The RCDP states that the final natural resource damage claim (which is separate from, and in addition to, the remediation and restoration costs that will be associated with remedial action plans) will depend on the extent of PCB clean-up undertaken by EPA and DNR, but estimates past interim damages to be $65 million, and, for illustrative purposes only, estimates additional costs of restoration to address present and future PCB damages in a range of $111 million to $268 million. To date, the State of Wisconsin has not issued any estimate of natural resource damages. We believe, based on the information currently available to us, that the estimate of natural resource damages in the RCDP represents the reasonably likely upper limit of the total natural resource damages. We believe that the alleged damages to natural resources are overstated in the RCDP and joined in the PRP group comments on the RCDP to that effect. No final assessment of natural resource damages has been issued.
          Under CERCLA, each PRP generally will be jointly and severally liable for the full amount of the remediation and restoration costs and natural resource damages, subject to a right of contribution from other PRPs. In practice, PRPs generally negotiate among themselves to determine their respective contributions to any multi-party activities based upon factors including their respective contributions to the alleged contamination, equitable considerations and their ability to pay. In draft analyses by DNR and federal government consultants, the volume of WT’s PCB discharges into the Fox River has been estimated to range from 2.72 percent to 10 percent of the total discharges of PCBs. This range may not be indicative of the share of the cost of the remediation and restoration and natural resource damages that ultimately will be allocated to WT because of: inaccuracies or incompleteness of information about mill operations and discharges; inadequate consideration of the nature and location of various discharges of PCBs to the river, including discharges by persons other than the named PRPs and the relationship of those discharges to identified contamination; uncertainty of the geographic location of the remediation and restoration eventually performed; uncertainty about the ability of other PRPs to participate in paying the costs and damages; and, in certain cases, uncertainty about the extent of responsibility of the manufacturers of the carbonless paper recycled by WT which contained the PCBs. We have evaluated the ability of other PRPs to participate in paying the remediation and restoration costs and natural resource damages based on our estimate of their reasonably possible shares of the liability and on public financial information indicating their ability to pay such shares. While we are unable to determine at this time what shares of the liability for the Fox River costs will be paid by the other identified PRPs (or other entities who are subsequently determined to have liability), based on information currently available to us and the analysis described above, we believe that most of the other PRPs have the ability to pay their reasonably possible share of the liability.
          The ultimate cost to WT of remediation and restoration costs and natural resource damages related to the Fox River site and the time periods over which the costs and damages may be incurred cannot be predicted with certainty at this time, due to uncertainties with respect to: what remediation and restoration will be implemented; the actual cost of that remediation and restoration; WT’s share of any multi-party remediation and restoration costs and natural resource damages; the outcome of the federal and state natural resource damage assessments; the timing of any remediation and restoration; the evolving nature of remediation and restoration technologies and governmental regulations; controlling legal precedent; the

CSK 2002 AR     p46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

extent to which contributions will be available from other parties; and the scope of potential recoveries from insurance carriers and prior owners of WT. While such costs and damages cannot be predicted with certainty at this time, we believe that WT’s reasonably likely share of the ultimate remediation and restoration costs and natural resource damages associated with the Fox River site may fall within the range of $32 million to $140 million, payable over a period of up to 40 years. In our estimate of the lower end of the range, we have assumed remediation and restoration costs as estimated in the ROD for OU1 and OU2 and in the PRAP for the remainder of the site, and the low end of the governments’ estimates of natural resource damages and WT’s share of the aggregate liability. In our estimate of the upper end of the range, we have assumed large-scale dredging at a higher cost than estimated in the ROD and the PRAP, and that our share of the ultimate aggregate liability for all PRPs will be higher than we believe it will ultimately be determined to be. We have accrued an amount for the Fox River liability based on our estimate of the reasonably probable costs within the range as described above.
          We also believe that we are entitled to substantial indemnification from a prior owner of WT pursuant to the terms of a stock purchase agreement between the parties with respect to liabilities related to this matter. Based on the terms of the stock purchase agreement, we believe that costs and damages within our estimated range of liability would be substantially indemnified by the prior owner. The prior owner is currently meeting its indemnification obligations under the stock purchase agreement and, based on our review of currently available financial information, we believe that the prior owner has the financial ability to continue to honor its indemnification obligation.
          Pursuant to the Joint Venture Agreement for the Tissue JV, WT has retained liability for, and the third party indemnity rights associated with, the discharge of PCBs and other hazardous materials in the Fox River and Green Bay System. Based on currently available information, we believe that if remediation and restoration are done in an environmentally appropriate, cost effective and responsible manner, and if natural resource damages are determined in a reasonable manner, the matter is unlikely to have a material adverse effect on our financial position or results of operations. However, because of the uncertainties described above, there can be no assurance that the ultimate liability with respect to the lower Fox River site will not have a material adverse effect on our financial position or results of operations.
          On April 19, 1999, the EPA and the Virginia Department of Environmental Quality (“DEQ”) each issued Notices of Violation (“NOVs”) under the Clean Air Act Amendments of 1990 (“CAA”) against St. Laurent Paper Products Corp. (“St. Laurent”) (and, in the case of EPA’s NOV, Chesapeake) relating to St. Laurent’s kraft products mill located in West Point, Virginia (the “West Point Mill”) formerly owned and operated by Chesapeake Paper Products, L.L.C. Chesapeake Paper Products, L.L.C. was sold by Chesapeake to St. Laurent Paperboard (U.S.) Inc. (“St. Laurent (U.S.)”) in May 1997, pursuant to a Purchase Agreement, dated as of April 30, 1997, by and among Chesapeake Corporation, St. Laurent Paperboard Inc. and St. Laurent (U.S.) (the “Purchase Agreement”). In general, the NOVs allege that from 1984 through the date of the NOVs, the West Point Mill installed certain equipment and modified certain production processes without obtaining required permits. Under applicable law, the EPA and DEQ may commence a court action with respect to the matters alleged in the NOVs seeking injunctive relief to compel compliance with the CAA, and a court may impose civil penalties of up to $25,000 per day of violation ($27,500 per day for violations after January 30, 1997) for violations of the CAA (provided that a court, in determining the amount of any penalty to be assessed, shall take into consideration, among other things, the size of the business, the economic impact of the penalty on the business, the business’ compliance history and good faith efforts to comply, the economic benefit to the business of noncompliance and the seriousness of the violation). The Purchase Agreement provides that we may be required to indemnify St. Laurent against certain violations of applicable environmental laws (including the CAA) that were identified as of the May 1997 closing date (and other such violations that existed prior to such date as to which we had “knowledge,” as defined in the Purchase Agreement). Our indemnification obligation to St. Laurent with respect to such matters is subject to certain limitations, including a cap of $50 million and, in certain circumstances, a $2 million deductible. Chesapeake and St. Laurent have jointly responded to and are defending against the matters alleged in the NOVs. Based upon a review of the NOVs and an analysis of the applicable law and facts, we believe that both Chesapeake and St. Laurent have substantial defenses against the alleged violations and intend to vigorously defend against the alleged violations. Chesapeake and St. Laurent have exchanged settlement offers, consisting primarily of engineering measures, with EPA and DEQ and are negotiating with EPA, DOJ and DEQ to address the matters that are the subject of the NOVs. The ultimate cost, if any, to us relating to matters alleged in the NOVs cannot be determined with certainty at this time, due to the absence of a determination whether any violations of the CAA occurred and, if any violations are ultimately found to have occurred, a determination of (i) any required remediation costs and penalties,

p47     CSK 2002 AR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and (ii) whether St. Laurent would be entitled to indemnification from us under the Purchase Agreement and, if so, to what extent.
          It is our policy to accrue estimated future expenditures for environmental obligations when it is probable such costs will be incurred and when a range of loss can be reasonably estimated. Future expenditures for environmental obligations are not discounted unless the aggregate amount of the obligations, and the amount and timing of the cash payments, are fixed and readily determinable. Our accrued environmental liabilities totaled approximately $73.9 million as of December 29, 2002. We periodically review the status of all significant existing or potential environmental issues and adjust our accrual as necessary. The accrual does not reflect any possible future insurance or indemnification recoveries.

Legal and Other Commitments
Chesapeake is a party to various other legal actions, which are ordinary and incidental to our business. While the outcome of environmental and legal actions cannot be predicted with certainty, we believe the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

Guarantees and Indemnifications
We have entered into agreements for the sale of assets or businesses that contain provisions in which we agree to indemnify the buyers or third parties involved in the sale for certain liabilities or risks related to the sale. In these sale agreements, we typically agree to indemnify the buyers or other involved third parties against a broadly-defined range of potential “losses” (typically including, but not limited to, claims, costs, damages, judgments, liabilities, fines or penalties, and attorneys’ fees) arising from: (i) a breach of our representations or warranties in the sale agreement or ancillary documents; (ii) our failure to perform any of the covenants or obligations of the sale agreement or ancillary documents; and (iii) other liabilities expressly retained or assumed by us related to the sale. Most of our indemnity obligations under these sale agreements are: (i) limited to a maximum dollar value significantly less than the final purchase price, (ii) limited by time within which indemnification claims must be asserted (often between one and three years), and (iii) subject to a deductible or “basket.” Many of the potential indemnification liabilities under these sale agreements are unknown, remote, or highly contingent, and most are unlikely to ever require an indemnity payment. Furthermore, even in the event that an indemnification claim is asserted, liability for indemnification is subject to determination under the terms of the applicable sale agreement, and any payments may be limited or barred by a monetary cap, a time limitation, or a deductible or basket. For these reasons, we are unable to estimate the maximum potential amount of the potential future liability under the indemnity provisions of the sale agreements.  However, we expressly disclose and accrue for any potentially indemnifiable liability or risk under these sale agreements for which we believe a future payment is reasonably probable and would represent a material liability to us. Such matters are discussed in Environmental Matters above.
          In the ordinary course of our business, we may enter into agreements for the supply of goods or services to customers that provide warranties to the customer on one or more of the following: (i) the quality of the goods and services supplied by us; (ii) the performance of the goods supplied by us; and (iii) our compliance with certain specifications and applicable laws and regulations in supplying the goods and services. Liability under such warranties often are limited to a maximum amount, by the extent of the liability, or by the time period within which a claim must be asserted. Our warranty obligations under such supply agreements were immaterial.
          In the ordinary course of our business, we may enter into service agreements with service providers in which we agree to indemnify the service provider against certain losses and liabilities arising from the service provider’s performance of the agreement. Generally, such indemnification obligations do not apply in situations in which the service provider is grossly negligent, engages in willful misconduct, or acts in bad faith. Our liability under such service agreements was immaterial.

15          BUSINESS SEGMENT INFORMATION
Chesapeake currently conducts its business in three segments: the Paperboard Packaging segment, the Plastic Packaging segment and the Land Development segment. Our Paperboard Packaging segment consists primarily of Field Group, the paper-based packaging operations of Boxmore, Green Printing and First Carton. This segment designs and manufactures folding cartons, leaflets, labels and other value-added paperboard packaging products. Its primary end-use markets are pharmaceuticals and healthcare; premium branded products (such as fine spirits, premium confectioneries, tobacco products, cosmetics and fragrances); food and household; and multimedia and technology. The results of the operations of Boxmore, Green Printing and First Carton are included in the consolidated segment results since their respective acquisition dates of February 24, 2000, March 15, 2000, and October 10, 2000 (see Note 2). The Plastic Packaging segment is comprised of the plastic-based packaging operations of Boxmore. This segment designs and manufactures plastic containers, bottles, preforms and closures.

CSK 2002 AR     p48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Its primary end-use markets are agrochemicals and other specialty chemicals; beverages; and pharmaceuticals and healthcare. The Land Development segment consists of Delmarva Properties, Inc. and Stonehouse Inc. This segment holds approximately 6,500 acres of real estate in Virginia as of December 29, 2002. We retained this acreage when we sold the timberland associated with our former pulp and paper operations because we believe this land is more valuable when sold for development or other uses. The Land Development segment markets this land to third parties for residential and commercial development, real estate investment and land conservation. The Land Development segment plans to sell this land over the next 12 to 18 months. General corporate expenses are shown as Corporate.
          Segments are determined by the “management approach” as described in SFAS No.131, Disclosures about Segments of an Enterprise and Related Information, which we adopted in 1998. Management assesses continuing operations based on earnings before interest and taxes (“EBIT”) derived from similar groupings of products and services. In line with management’s assessment of performance, gains on the sale of businesses and restructuring/special charges are excluded from segment EBIT.
          There were no material intersegment sales in 2002, 2001 or 2000. No single customer represented more than 10 percent of total net sales. Net sales are attributed to geographic areas based on the location of the segment’s  geographically managed operations. Segment identifiable assets are those that are directly used in segment operations. Timberlands and real estate are included in the Land Development segment. Corporate assets are cash, certain nontrade receivables and other assets. Long-lived assets are primarily property, plant and equipment, real estate held for development and goodwill.
          We are not dependent on any single customer, group of customers, market, supplier of materials, labor or services.

Financial Information by Business Segment:

(in millions)	2002	2001	2000

Net sales:
Paperboard Packaging	$678.1	$671.4	$547.1
Plastic Packaging	103.7	98.5	86.4
Land Development	40.4	20.6	21.2

Consolidated net sales	$822.2	$790.5	$654.7

(in millions)	2002	2001	2000

EBIT:
Paperboard Packaging	$62.3	$62.1	$50.7
Plastic Packaging	8.5	3.0	7.2
Land Development	15.7	15.0	15.5
Corporate	(12.1)	(19.5)	(20.0)

	74.4	60.6	53.4
Restructuring/special charges	(2.6)	(14.6)	(7.7)

Income from continuing operations before interest, taxes and extraordinary item	$71.8	$46.0	$45.7

Identifiable assets:
Paperboard Packaging	$1,068.3	$929.7	$982.0
Plastic Packaging	151.7	173.5	185.4
Land Development	29.6	34.0	35.0
Corporate	103.3	108.4	104.9
Discontinued operations	—	—	225.8

Consolidated assets	$1,352.9	$1,245.6	$1,533.1

Capital expenditures:
Paperboard Packaging	$44.1	$32.8	$43.6
Plastic Packaging	6.8	5.3	6.2
Land Development	—	—	—
Corporate	0.3	—	1.3
Discontinued operations	—	3.2	26.2

Totals	$51.2	$41.3	$77.3

Depreciation and amortization:
Paperboard Packaging	$38.9	$48.2	$42.8
Plastic Packaging	8.6	10.5	8.9
Land Development	—	0.1	0.1
Corporate	0.7	1.5	1.4
Discontinued operations	—	11.1	20.4

Totals	$48.2	$71.4	$73.6

Geographic Information:

(in millions)	2002	2001	2000

Net sales:
United Kingdom	$461.1	$464.1	$412.1
Germany	77.2	71.1	16.8
France	74.7	71.9	69.4
United States	58.3	47.3	42.2
Other	150.9	136.1	114.2

Total	$822.2	$790.5	$654.7

Long-lived assets:
United Kingdom	$794.0	$729.5	$778.0
United States	132.7	147.4	114.2
France	31.7	28.9	30.6
Germany	28.6	18.2	16.5
Other	78.2	62.1	67.5

Total	$1,065.2	$986.1	$1,006.8

p49     CSK 2002 AR

RECENT QUARTERLY RESULTS (UNAUDITED)

(dollar amounts in millions, except per share data)					Per Share

			Income from Continuing Operations Before Extraordinary Item	Net Income (Loss)	Income from Continuing Operations Before Extraordinary Item		Earnings (Loss)		Dividends Declared	Stock Price

Quarter	Net Sales	Gross Profit			Basic	Diluted	Basic	Diluted		High	Low

2002:
First	$182.1	$31.9	$(0.3)	$(0.3)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$0.22	$30.80	$26.05
Second(a)	189.0	35.7	0.3	0.3	0.02	0.02	0.02	0.02	0.22	29.30	24.45
Third(b)	210.8	41.1	9.1	10.5	0.60	0.60	0.69	0.69	—	26.85	15.12
Fourth	240.3	49.3	11.4	11.4	0.75	0.75	0.75	0.75	0.44	18.80	12.62

Year(a,b)	$822.2	$158.0	$20.5	$21.9	$1.36	$1.35	$1.45	$1.44	$0.88

2001:
First(c)	$198.2	$38.4	$0.3	$131.2	$0.02	$0.02	$8.75	$8.69	$0.22	$27.20	$19.25
Second(d)	186.5	39.0	2.6	(24.8)	0.18	0.17	(1.65)	(1.63)	—	24.49	21.25
Third(e)	204.6	40.5	2.0	7.4	0.13	0.13	0.49	0.48	0.44	29.91	22.20
Fourth(f)	201.2	43.3	5.6	9.7	0.37	0.37	0.64	0.63	0.22	29.50	23.50

Year(c,d,e,f)	$790.5	$161.2	$10.5	$123.5	$0.70	$0.69	$8.18	$8.12	$0.88

(a)

The second quarter of 2002 included restructuring charges of approximately $1.8 million, net of tax, for the closure of one facility and the consolidation of two other facilities in the Paperboard Packaging segment.

(b)	The third quarter of 2002 included an after-tax revision to the estimated loss on the planned sale of discontinued operations of $1.4 million, net of tax, or $0.09 per diluted share.
(c)

The first quarter of 2001 included an after-tax gain on the sale of the Company’s 5 percent equity interest in the Tissue JV, which is classified as a discontinued operation, of $140.6 million, or $9.31 per diluted share, offset in part by an after-tax revision to the estimated loss on the planned sales of other discontinued operations of $9.7 million, or $0.64 per diluted share.

(d)	The second quarter of 2001 included an after-tax increase in the estimated loss on the planned sales of discontinued operations of $27.4 million, or $1.80 per diluted share.
(e)

The third quarter of 2001 included a restructuring charge of approximately $5.0 million, net of taxes, and an after-tax decrease in the estimated loss on the planned sales of discontinued operations of $5.4 million, or $0.35 per diluted share.

(f)

The fourth quarter of 2001 included a restructuring charge of approximately $4.3 million, net of taxes, and an after-tax decrease in the estimated loss on the planned sale of discontinued operations of $4.1 million, or $0.27 per diluted share. In addition, the fourth quarter of 2001 included a $2.8 million after-tax gain, or $0.18 per diluted share, on the sale of the Thatcham paperboard packaging facility.

CSK 2002 AR     p50

REPORT OF MANAGEMENT

Chesapeake Corporation is responsible for the preparation, integrity and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.
          To fulfill its responsibilities, Chesapeake maintains and continues to refine a system of internal accounting controls. This system provides reasonable, but not absolute, assurance at appropriate cost that our assets are safeguarded, transactions are executed in accordance with proper management authorization, and the financial records are reliable for the preparation of financial statements. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed related benefits. Chesapeake’s internal controls system is supported by written policies and procedures, our internal audit function, and the selection and training of qualified personnel. Chesapeake’s financial managers are responsible for implementing effective internal control systems and monitoring their effectiveness.
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
          The audit committee of the board of directors, on behalf of our stockholders, oversees management’s financial reporting responsibilities. The audit committee is composed solely of outside directors, and meets periodically with  Chesapeake’s management, internal auditors and independent accountants to review internal accounting controls and financial reporting practices and the nature, extent and results of audit efforts. The independent accountants and the internal auditors have direct and independent access to the audit committee and senior management.

/s/ THOMAS H. JOHNSON	/s/ ANDREW J. KOHUT

Thomas H. Johnson Chairman, President & Chief Executive Officer	Andrew J. Kohut Executive Vice President & Chief Financial Officer

January 28, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
of Chesapeake Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows, and of stockholders’ equity (appearing on pages 27 to 49) present fairly, in all material respects, the financial position of Chesapeake Corporation and its subsidiaries (the Company) at December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          As discussed in Notes 1 and 4 to the financial statements, the Company changed its method of accounting for  goodwill in 2002.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP Richmond, Virginia

January 28, 2003

p51     CSK 2002 AR

FIVE-YEAR COMPARATIVE RECORD

(dollar amounts in millions, except per share data)	2002(1)	2001(2)	2000(3)	1999(4)	1998(5)

Operating Results
Net sales	$822.2	$790.5	$654.7	$396.7	$89.3
Income (loss) from continuing operations before extraordinary item and cumulative effect of accounting change	20.5	10.5	11.2	46.1	(2.4)
Discontinued operations	1.4	113.0	(77.0)	204.7	36.4
Extraordinary item, net of income taxes	—	—	(1.5)	—	—
Cumulative effect of accounting change, net of income taxes	—	—	—	—	13.3
Net income (loss)	21.9	123.5	(67.3)	250.8	47.3
Cash dividends declared on common stock	13.3	13.2	13.4	17.0	17.5
Net cash provided by (used in) operating activities	52.5	(206.6)	31.1	(8.1)	90.4
Common Stock
Number of stockholders of record at year-end	4,913	5,108	5,920	6,369	6,741
Shares outstanding at year-end (000s)	15,155	15,159	15,095	17,509	21,439
Per Share
Basic earnings from continuing operations before extraordinary item and cumulative effect of accounting change	$1.36	$0.70	$0.71	$2.29	$(0.11)
Basic earnings	1.45	8.18	(4.26)	12.48	2.23
Diluted earnings from continuing operations before extraordinary item and cumulative effect of accounting change	$1.35	$0.69	$0.70	$2.26	$(0.11)
Diluted earnings	1.44	8.12	(4.20)	12.29	2.23
Dividends declared	0.88	0.88	0.88	0.88	0.82
Year-end stockholders’ equity	31.36	28.36	23.13	31.53	20.71
Financial Position at Year-end
Working capital	$83.0	$59.3	$28.7	$291.0	$155.8
Property, plant and equipment, net	376.4	338.3	372.2	355.7	543.2
Total assets	1,352.9	1,245.6	1,533.1	1,373.2	979.4
Long-term debt	486.0	488.3	634.7	224.4	270.4
Current maturities of long-term debt	5.4	1.6	47.1	91.3	5.8
Cash	15.7	20.1	31.2	306.6	62.4
Total debt net of cash	475.7	469.8	650.6	9.1	213.8
Deferred income taxes (long-term)	25.9	26.7	218.4	216.3	74.3
Stockholders’ equity	476.6	431.0	349.2	551.7	443.3
Total capital	978.2	927.5	1,218.2	777.1	731.4
Percent of total debt net of cash
To total capital	48.6%	50.6%	53.4%	1.2%	29.2%
To stockholders’ equity	99.8	109.0	186.3	1.6	48.2
Additional Data
Number of employees at year-end	5,835	5,801	8,720	6,616	5,557

Notes to Five-Year Comparative Record: Accounting policies are stated in the Notes to Consolidated Financial Statements. Additional information that may affect the comparability of the information in the Five-Year Comparative Record is set forth under the captions “Discontinued Operations,” “Restructuring/Special Charges,”
 “Acquisitions,” and “Divestitures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations.
(1)	Continuing operations included an after-tax restructuring charge of $1.8 million. Goodwill amortization was discontinued as of the beginning of the year (see Note 4).
(2)	Continuing operations included after-tax restructuring/special charges of $9.3 million.
(3)	Continuing operations included after-tax restructuring/special charges of $4.7 million.
(4)	Continuing operations included after-tax restructuring/special charges of $20.1 million and an after-tax gain on the sales of businesses of $48.0 million.
(5)	Continuing operations included an after-tax restructuring charge of $3.2 million.

CSK 2002 AR     p52