Form 10-K, Exhibit 13
period 2003-12-28
CHESAPEAKE CORP /VA/
filed 2004-03-04
CIK 19731

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

Chesapeake Corporation (“Chesapeake”) is a leading supplier of specialty value-added paperboard packaging products in Europe and a leading international supplier of plastic packaging products to niche end-use markets. We focus on specific end-use packaging markets, where customers demand creative designs, technical expertise and production capabilities that include broad geographic coverage and effective supply chain offerings.

Cash flow in 2003 exceeded management’s expectations due to improved working capital utilization (see Liquidity and Capital Resources). We believe that cash generation is a good indicator of how we are managing the company. It is a clearer measure of our performance that is less subject to accounting interpretation. Generating cash receives top priority throughout Chesapeake. Our business portfolio evaluations and incentive programs are based on cash flow performance as well as earnings performance.

Chesapeake operates in three business segments:

Paperboard Packaging

The Paperboard Packaging segment designs and manufactures folding cartons, leaflets, labels and other value-added packaging products. Our primary end-use markets are pharmaceutical and healthcare; international and branded products (such as alcoholic drinks, confectioneries, cosmetics and fragrances); tobacco; and food and household.

Plastic Packaging

The Plastic Packaging segment designs and manufactures plastic containers, bottles, preforms and closures. The primary end-use markets are agrochemicals and other specialty chemicals, and food and beverages.

Land Development

The Land Development segment holds approximately 500 acres of real estate in Virginia as of December 28, 2003. We expect that the liquidation of our land holdings will be substantially complete in the next three to six months.

Outlook

Overall results achieved during 2003 met management’s expectations as favorable foreign currency translation rates, strong performance in the Plastic Packaging segment and internal growth in the pharmaceutical and healthcare market sectors helped offset a competitive pricing environment and slower than expected demand for international and branded packaging. Record high summer temperatures in Europe and geopolitical events, including the outbreak of SARS and the Iraqi conflict, negatively affected demand for confectioneries and alcoholic drinks.

Looking ahead, we believe that 2004 results will benefit from increased volume and manufacturing efficiencies from our investments in two new German facilities, which should be fully operational by the end of the first quarter of 2004, and capacity enhancements in the Plastic Packaging segment. Additionally, the facility rationalization in Scotland completed in late 2002 should lead to improved results as we expect that the international and branded market will recover during 2004. The expected increase in sales volumes should help mitigate the impact of a competitive pricing environment that we expect to continue in 2004.

We continue to focus on innovative packaging design, including unique combinations of raw material substrates and identification of new applications for existing production processes. In the fourth quarter of 2003, we incurred start-up costs for a significant product launch that included new applications for our existing production capabilities. We expect to continue to incur these costs into the first quarter of 2004, after which our sales volumes and margins should benefit.

By the end of 2003, we liquidated most of the land in our Land Development segment. With approximately 500 acres remaining, we do not expect to have significant earnings in this segment in 2004.

At December 28, 2003, Chesapeake had significant debt maturities in the first half of 2005. We expect to refinance this debt before their maturity dates, which we anticipate will lengthen our maturity schedule and lower our overall cost of capital while enhancing our financial flexibility. In February 2004, the first phase of our refinancing was completed with an amended and restated senior credit facility maturing in 2009 (see Liquidity and Capital Resources). In December 2003, Chesapeake filed a universal shelf registration statement with the Securities and Exchange Commission (“SEC”), which will permit us to offer and sell, from time to time, various types of securities, including debt securities, preferred stock, depository shares, common stock, warrants, stock purchase contracts and stock purchase units, having an aggregate offering price of up to $300 million, or the equivalent amount in one or more non-U.S. currencies. The use of proceeds from any offering under the shelf registration may include the repayment of indebtedness, financing acquisitions and the repurchase of outstanding Chesapeake securities.

On March 1, 2004, we announced our plan to publicly offer 3.4 million shares of our common stock under the shelf registration. Chesapeake also intends to grant to the offering syndicate a 30-day option to purchase up to 510,000 additional shares, solely to cover over-allotments, if any. We expect the net proceeds from the sale of these shares, after deducting estimated discounts, commissions and expenses, to be approximately $80.7 million (assuming an offering price of $25.21 per share, the last reported sales price of our common stock on February 26, 2004, and excluding the net proceeds from the sale of shares pursuant to the over-allotment option, if any). We expect to use the net proceeds to redeem up to £40.25 million principal amount of our outstanding 10-3/8 percent senior subordinated notes due 2011 at a redemption price equal to 110.375 percent of the principal amount plus accrued and unpaid interest and, to the extent there are excess net proceeds, to repay outstanding borrowings under our senior bank credit facility and to make open market purchases of our other debt securities. We expect the sale of these shares and the use of the net proceeds from such sales to be neutral to earnings per share in fiscal year 2004 before one-time charges and slightly accretive to earnings per share in 2005 due to a reduction in high coupon interest expense and related tax benefits. We believe the proposed equity offering, and the expected use of the net proceeds thereof, will strengthen our balance sheet, improve our liquidity and move us closer towards achieving our longer-term goal of attaining an investment grade rating.

Over the next few years, we plan to expand our network of value-added packaging capabilities, which is now located primarily in Europe, through acquisitions, joint ventures, alliances, and/or internal development of complementary businesses primarily in North America and emerging markets such as the Asia-Pacific region. We believe such expansion would improve our geographical and product-line balance and satisfy multinational customers’ desire for broader geographic coverage from their packaging supplier.

Results of Operations

The following consolidated results from continuing operations highlight major year-to-year changes in our income statement (see page 21 for a discussion of discontinued operations). More detail regarding these changes is found under the caption “Segment Review.” All per share amounts included in Management’s Discussion and Analysis are presented on a diluted basis.

The consolidated financial statements were prepared in conformity with United States (“U.S.”) generally accepted accounting principles (“GAAP”) and require management to make extensive use of estimates and assumptions that affect the reported amounts and disclosures (see discussion of Critical Accounting Policies starting on page 26). Actual results could differ from these estimates.

Income from continuing operations before interest and taxes is abbreviated as “EBIT.” Segment EBIT excludes any restructuring charges and gains on sales of businesses. Excluding these amounts from our calculation of segment EBIT is consistent with how our management reviews segment performance and, we believe, affords the reader consistent measures of our operating performance.

2003 vs. 2002

Net sales: Chesapeake’s 2003 net sales of $899.3 million were up 9.4 percent compared to net sales in 2002 of $822.2 million. The increase was primarily due to the favorable effect of foreign currency exchange rates. Net sales decreased approximately 3.4 percent excluding the effects of foreign currency translation, primarily reflecting $26.7 million of decreased land sales. Reduced sales volume in the international and branded market sector of the Paperboard Packaging segment, which was primarily the result of reduced demand in the travel-related sales channels and record high summer temperatures in Europe which reduced confectionery demand, was partly offset by increased sales volume in the Plastic Packaging segment. The sales increase from our Plastic Packaging segment related primarily to the food and beverage market due to the heat in Europe and increased business from our investments in Africa.

Gross margin: Gross margin, which is defined as net sales less cost of products sold, was $171.2 million in 2003, compared to $158.0 million in 2002. Gross margin as a percentage of net sales for 2003 was approximately flat compared to 2002.

Selling, general and administrative (“SG&A”) expenses: SG&A expenses as a percentage of net sales were 13.2 percent in 2003 compared to 11.4 percent in 2002. The increase was primarily a result of increased insurance and pension costs across all segments totalling approximately $5.5 million and increased long-term incentive program costs of approximately $2.4 million.

Gain on sale of business: The results for 2003 include the settlement of substantially all of our indemnification obligations to St. Laurent Paperboard (U.S.) Inc. (“St. Laurent”) related to the 1997 sale of our former kraft products mill in West Point, Virginia. As a result of the settlement, we reduced our accrual for estimated environmental liabilities by $22.2 million in 2003, which resulted in a gain of approximately $11.2 million ($7.7 million, net of income taxes). A settlement payment of $11.0 million was paid during 2003. See Note 14 for additional information on the previous indemnification obligation and the settlement.

Restructuring charges: The 2002 results included a restructuring charge of $2.6 million ($1.8 million after taxes) for severance costs for approximately 120 employees related to the closure of a facility in Congleton, England, which produced packaging for the food and household market, and the consolidation of two facilities in Scotland serving the international and branded packaging market of our Paperboard Packaging segment. Severance benefits have been paid to all affected employees, and the reserve was utilized by the end of 2003.

Other income: Other income, net, was $11.5 million for 2003 compared to $10.0 million for 2002. The 2003 results included a $4.9 million gain from insurance claims related to equipment damaged in a fire and the 2002 results included a gain of approximately $3.1 million on the sale of a facility in the United Kingdom.

EBIT: EBIT was $74.9 million for 2003 compared to EBIT of $71.8 million for 2002. In addition to the items noted above, approximately 10.0 percent of the increase in EBIT was due to changes in foreign currency exchange rates. See Segment Review below for further details on segment EBIT.

Interest expense, net: Net interest expense for 2003 was $42.4 million, down $3.0 million from net interest expense in 2002. Our borrowings include amounts denominated in the local currencies of the countries in which we conduct substantial business, which serve as a partial natural hedge against currency fluctuations. Changes in foreign currency exchange rates increased net interest expense for 2003 by $2.5 million. The overall decrease in net interest expense in 2003 was primarily due to savings generated by lower interest rates, which were a result of refinancing fixed-rate debt maturities with lower variable rate borrowings under the senior credit facility and the impact of interest rate swaps (see Risk Management). Additionally, $1.0 million of interest expense related to the construction of two new plants in Germany was capitalized in 2003.

Tax expense: The effective income tax rate for 2003 was approximately 18.5 percent compared to an effective income tax rate of approximately 22.3 percent in 2002. The decrease in our effective income tax rate for 2003 was due to a change in the mix of foreign earnings and the favorable settlement of foreign tax audits.

Income from continuing operations: Income from continuing operations for 2003 was $26.5 million, or $1.74 per diluted share, while income from continuing operations for 2002 was $20.5 million, or $1.35 per diluted share.

2002 vs. 2001

Net sales: Chesapeake’s 2002 net sales of $822.2 million were up 4.0 percent compared to net sales in 2001 of $790.5 million. The increase was primarily due to the favorable effects of foreign currency exchange rates, increased land sales and greater sales volumes in the international and branded market sector and the African beverage market. These increases were partially offset by competitive pricing pressure throughout the Paperboard Packaging segment and reduced sales volumes in certain market sectors, primarily technology, food and household, and tobacco.

Gross margin: Gross margin for 2002 was $158.0 million compared to $161.2 million in 2001. Gross margin as a percentage of net sales for 2002 decreased approximately 1.2 percent compared to 2001, primarily due to reduced margins in the Paperboard Packaging segment resulting from competitive pricing pressure and lower sales volumes in some markets. These reductions were offset, in part, by improved margins in the Plastic Packaging segment.

SG&A expenses: SG&A expenses as a percentage of net sales decreased from 13.9 percent in 2001 to 11.4 percent in 2002. The decrease was primarily due to the discontinuation of goodwill amortization (see Note 4) and reduced corporate headquarters’ costs. Goodwill amortization expense was $14.4 million in 2001.

Restructuring charges: As noted above, the 2002 results included a restructuring charge of $2.6 million ($1.8 million after taxes).

During 2001, Chesapeake recognized restructuring charges before income taxes of $14.6 million ($9.3 million after taxes). Approximately $9.2 million was recognized for costs associated with a salaried staff reduction at our corporate headquarters and in our Plastic Packaging segment of approximately 50 positions achieved primarily through a voluntary separation program. The voluntary separation program benefits were funded primarily by surplus assets of our U.S. defined benefit salaried pension plan. Approximately 70 percent of the staff reduction had occurred by December 30, 2001, and the remainder occurred during the first quarter of 2002. Approximately $2.6 million was recognized for the elimination of two corporate office sites and the reduction of the carrying value of a corporate aircraft that was sold in January 2002. As of December 29, 2002, the reserve had been utilized and approximately 50 employees had received severance benefits. Also during 2001, the Paperboard Packaging segment incurred approximately $2.8 million of severance costs for approximately 100 employees, primarily associated with the integration of its recent acquisitions. As of December 28, 2003, severance benefits have been paid to all affected employees and the reserve was utilized (see Note 5).

Other income: Other income, net, increased to $10.2 million in 2002 compared to $9.4 million in 2001. The increase is due to a reduction in facility closure costs, offset, in part, by a reduction in gains on sales of fixed assets.

EBIT: EBIT was $71.8 million for 2002 compared to EBIT of $46.0 million for 2001. The increase in EBIT was primarily due to the restructuring charge in 2001 for the reduction of the corporate headquarters staff, the elimination of goodwill amortization expense in 2002, the benefit realized in 2002 from the staff reduction, the strong results in the Plastic Packaging segment and the favorable effects of foreign currency translation. These increases were partially offset by the reduced operating margins in the Paperboard Packaging segment and the 2002 restructuring charge.

Interest expense, net: Net interest expense for 2002 was $45.4 million, up $14.1 million from net interest expense for 2001. The increase in interest expense was primarily due to a higher average cost of debt resulting from 2001’s fourth quarter issuance of subordinated notes and an amendment to our senior credit facility, changes in foreign currency exchange rates and the interest costs attributed to discontinued operations in 2001, as well as the timing of the receipt of cash proceeds from discontinued operations in 2001 that were used to pay down debt.

Tax expense: The effective income tax rate for 2002 was approximately 22.3 percent compared to a reported 28.6 percent for 2001. The decrease in the effective income tax rate was due to the elimination of non-deductible goodwill amortization. Without goodwill amortization and restructuring charges, the 2001 income tax rate would have been approximately 22.0 percent.

Income from continuing operations: Income from continuing operations for 2002 was $20.5 million, or $1.35 per share, up from 2001 income from continuing operations of $10.5 million, or $0.69 per share. The increase in income from continuing operations was primarily due to the elimination of goodwill amortization in 2002 (see Note 4), a reduction in restructuring and corporate expenses, offset in part by increased interest expense and reduced operating margins in the Paperboard Packaging segment.

Segment Review

Paperboard Packaging

(dollars in millions)	2003	2002	2001
Net sales	$753.4	$678.1	$671.4
EBIT	60.4	62.3	62.1
EBIT margin %	8.0%	9.2%	9.2%

2003 vs. 2002: Net sales of $753.4 million for 2003 were 11.1 percent higher than net sales for 2002. The increase in net sales was due to the favorable effects of foreign currency exchange rates. Eliminating the foreign currency translation component, net sales decreased 1.1 percent compared to 2002, primarily due to decreased sales volume across several of the Paperboard Packaging market sectors. The tobacco sector has experienced a recent decline in sales volume primarily related to decreased exports to the Asian markets; a fire at one of our food and household plants contributed to reduced sales volume in that sector; and, in the international and branded sector, record summer heat in Europe depressed the volume of confectionery cartons, and demand for alcoholic drink cartons remained sluggish resulting from reduced international travel. The pharmaceutical and healthcare packaging sector had improved sales volumes for 2003 compared to 2002.

EBIT decreased 12.1 percent in 2003 compared to 2002 before the favorable effects of foreign currency exchange rates. The net decrease in EBIT was partially due to increased costs of approximately $4.5 million for pension and insurance costs. The remaining decrease in EBIT was due to a combination of factors. The sales volume declines in tobacco exports and the international and branded sector contributed to reduced profitability in those sectors. In addition, the pharmaceutical and healthcare sector has seen lower margins as a result of a less favorable product mix and start-up expenses associated with a major product launch. These decreases were offset, in part, by ongoing cost savings from the 2002 consolidation of facilities in the international and branded sector. In addition, gains on disposals of property, plant and equipment were approximately $0.7 million greater in 2003 than 2002. The largest components of these gains were a 2003 gain from insurance proceeds related to equipment damaged in a fire and a 2002 gain on the sale of a plant.

2002 vs. 2001: Net sales for 2002 increased 1.0 percent compared to the prior year. The increase in net sales was due primarily to the effects of foreign currency exchange rates, partially offset by lower sales volumes in the technology and food and household sectors and pricing pressure throughout the Paperboard Packaging segment. Sales in the pharmaceutical, international and branded, and tobacco sectors for 2002 were consistent with sales in those sectors in 2001, as volume improvements generally offset pricing decreases to our customers.

EBIT for 2002 was $62.3 million, compared to $62.1 million in the prior year. The gain on sales of facilities in 2001 was approximately $3.9 million greater than 2002 gains. Additionally, we expensed approximately $5.4 million in 2002 for costs associated with the factory consolidation effort in the international and branded sector in Scotland. These factors were offset by the elimination of goodwill amortization of $11.9 million. The remaining decrease in EBIT was primarily due to reduced volumes in technology, food and household, and tobacco markets and competitive pricing pressure.

Plastic Packaging

(dollars in millions)	2003	2002	2001
Net sales	$132.2	$103.7	$98.5
EBIT	12.4	8.5	3.0
EBIT margin %	9.4%	8.2%	3.0%

2003 vs. 2002: Net sales of $132.2 million for 2003 were 27.5 percent higher than net sales for 2002. Before the effects of foreign currency exchange rates, net sales were up 5.7 percent due to increased sales volume in the food and beverage sector, as record high summer temperatures in Europe served to increase our soft drinks and water bottle business, and as we realized increased sales volumes from our investments in South Africa. The specialty chemicals sector also had improved sales for 2003, primarily as a result of a more favorable product mix, while the Asia-Pacific region had decreased sales in both years, primarily as a result of the SARS epidemic.

EBIT increased 45.9 percent for 2003 compared to 2002. Before the effects of foreign currency exchange rates, EBIT improved 18.2 percent for 2003 compared to 2002, primarily due to the strong sales volume in the food and beverage and specialty chemical sectors. During 2003, we were able to substantially recover raw material price changes, which led to margin stability.

2002 vs. 2001: Net sales of $103.7 million for 2002 were up 5.3 percent compared to net sales of $98.5 million for 2001. The increase in net sales was primarily due to strong sales volume in the African beverage market, resulting from expanded manufacturing capabilities in 2002 attributable to a satellite operation in Mauritius. The specialty chemicals market experienced increased sales volumes for 2002, while the Irish beverage market experienced decreased sales volumes in 2002.

EBIT of $8.5 million for 2002 increased $5.5 million compared to EBIT for 2001 of $3.0 million. The improvement in EBIT for 2002 reflects the elimination of goodwill amortization in 2002 of $2.5 million (see Note 4), stronger sales volumes, lower raw material costs and improved plant operating efficiencies.

Land Development

(dollars in millions)	2003	2002	2001
Net sales	$13.7	$40.4	$20.6
EBIT	7.3	15.7	15.0
EBIT margin %	53.3%	38.9%	72.8%

2003 vs. 2002: EBIT for the Land Development segment of $7.3 million for 2003 decreased from $15.7 million for 2002. The difference in EBIT was due to reduced land sales as our inventory of land diminishes. We expect the liquidation of our remaining land holdings to be substantially complete in the next three to six months.

2002 vs. 2001: Net sales of $40.4 million in 2002 were up 96.1 percent over 2001 net sales due to a higher volume of land sales. EBIT of $15.7 million for 2002 compared to $15.0 million for 2001. The reduction in operating margin percentage reflects the sales of land with higher cost bases in 2002.

Discontinued Operations

In the fourth quarter of 2000, we decided to sell the principal businesses that made up our former Merchandising and Specialty Packaging segment and the remaining interest in our former Tissue segment, a 5 percent equity interest in Georgia-Pacific Tissue, LLC (the “Tissue JV”). These segments were accounted for as discontinued operations. We completed the sales of all the components of these segments in 2001 (see Note 3).

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

Seasonality

Chesapeake sells its products in several end-use markets, such as alcoholic drinks, premium confectioneries, and cosmetics and fragrances, that are seasonal in nature. As a result, our earnings stream is seasonal, with peak operational activity expected during the third and fourth quarters of the year.

Liquidity and Capital Resources

Management assesses Chesapeake’s liquidity in terms of our overall ability to generate cash to fund our operating and investing activities. Significant factors affecting the management of liquidity are cash flows from operating activities, capital expenditures, access to bank lines of credit and our ability to attract long-term capital with satisfactory terms. Chesapeake uses financial markets worldwide for its financing needs. We are a party to public and private long-term debt agreements, including various bank credit facilities (see Note 7). Chesapeake has no material “off-balance sheet” liabilities or variable interest entities.

The following tables summarize our contractual obligations and other commercial commitments:

Contractual Obligations

	Payments Due by Period
(in millions)	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt*	$486.9	$10.9	$221.7	$1.8	$252.5
Operating leases	17.0	5.1	5.9	2.9	3.1
Other commitments**	—	—	—	—	—

Total contractual cash obligations	$503.9	$16.0	$227.6	$4.7	$255.6

*	Some of the maturities due in less than one year are classified as long-term debt due to the availability of long-term financing under our senior credit facility and our intent to refinance these maturities as required.

**	Required employer pension contributions are expected to approximate $11.0 million per year under current valuations and will continue for an undetermined time period. Cash requirements related to liabilities reflected on the balance sheet such as accounts payable, income taxes payable, dividends payable and accrued expenses, are payable within one year and are not included in this table.

Other Commercial Commitments

	Amount of Commitment Expiration Per Period
(in millions)	Total Amounts Committed	Less Than 1 Year	1–3 Years(2)
Committed lines of credit(1,2)	$253.9	$—	$253.9
Uncommitted lines of credit(3)	40.5	40.5	—
Standby letters of credit(4)	9.0	9.0	—

Total commercial commitments	$303.4	$49.5	$253.9

(1)	Borrowings of $43.2 million under these lines of credit were included in long-term debt at December 28, 2003. Amounts available to be borrowed under the lines of credit are limited by the amount currently borrowed, amounts utilized to guarantee loan notes ($78.7 million at December 28, 2003), the amounts of outstanding letters of credit ($8.0 million at December 28, 2003) and certain financial covenants.

(2)	The $250 million senior credit facility was amended and restated in February 2004, and its new maturity is February 2009.

(3)	Borrowings of $2.0 million under uncommitted lines of credit were included in long-term debt at December 28, 2003.

(4)	Includes $1.0 million of back-up letters of credit.

Chesapeake maintains committed credit lines with several banks, domestically and internationally, maturing in 2004 to 2005, under which we can guarantee loan note balances and borrow up to $253.9 million. Nominal facility fees are paid on the credit lines, and interest is charged primarily at LIBOR plus a margin based on Chesapeake’s leverage ratio. We are required to pay a loan guarantee fee, which varies based on our leverage ratio, on the outstanding loan note balance issued in connection with acquisitions in 2000 (the “Loan Notes”). Other lines of credit totaling $40.5 million are maintained with several banks on an uncommitted basis.

In February 2004, our $250 million (or the equivalent in foreign currency) senior credit facility was amended and restated, and its maturity extended to February 2009. The amended and restated senior credit facility includes other terms and conditions substantially similar to the previous facility in effect at December 28, 2003, but with improved pricing and more favorable financial covenants. In addition, the amended and restated senior credit facility permits us to obtain, under certain circumstances, up to $200 million in additional term debt financing without requiring consent of the senior credit facility lenders. Subject to the terms of the agreement, a portion of the borrowing capacity of the revolving credit facility may, and net proceeds of any additional term debt component of the facility shall, be used to finance acquisitions and to refinance other debt. With certain exceptions and limitations, the senior credit facility is collateralized by a pledge of the inventory, equipment, receivables and intangible assets of Chesapeake and its U.S. subsidiaries, and a pledge of the capital stock or other equity interests of Chesapeake’s subsidiaries, and is guaranteed by each material U.S. subsidiary and United Kingdom borrower.

On November 19, 2001, we announced the sale of £115 million of our 10 3/8 percent Senior Subordinated Notes due 2011 (the “Subordinated Notes”). We used the net proceeds from the sale of the Subordinated Notes, which were $159.2 million after issuance costs, to repay outstanding borrowings under our senior credit facility.

Certain of our loan agreements include provisions permitting the holder of the debt to require us to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership. In addition, our Loan Notes include provisions permitting the holder to require repayment of the notes on certain biannual interest payment dates. Because of the availability of long-term financing through our senior credit facility and our intention to refinance any put Loan Notes, these borrowings have been classified as long-term debt. In addition, the loan agreements contain customary restrictive covenants, including covenants restricting, among other things, our ability, and our subsidiaries’ ability, to create liens, merge or consolidate, dispose of assets, incur indebtedness and guarantees, repurchase or redeem capital stock and indebtedness, make capital expenditures, make certain investments or acquisitions, enter into certain transactions with affiliates or change the nature of our business. The senior credit facility also contains several financial maintenance covenants, including covenants establishing a maximum leverage ratio, maximum senior leverage ratio and a minimum interest coverage ratio. Noncompliance with any material provision of our debt agreements could have a material adverse effect on our liquidity, financial position and results of operations. We were in compliance with all of our debt covenants as of the end of 2003.

Chesapeake’s loan agreements include covenants that may affect our ability to pay dividends on our common stock. The most restrictive of these covenants is included in the Subordinated Notes, which limits our ability to make “restricted payments,” such as paying dividends on our common stock and making investments in entities other than certain subsidiaries of Chesapeake. At December 28, 2003, under the most restrictive provisions of the restricted payments covenant, we had $27.4 million available to pay cash dividends on our common stock. We paid $13.4 million in dividends in 2003. This covenant is adjusted periodically based on our financial performance. We do not expect that the covenant will materially limit our ability to pay dividends, in accordance with our current dividend policy, for the foreseeable future.

At December 28, 2003, Moody’s Investor Services’ implied rating on Chesapeake’s senior debt was Ba3. Our senior unsecured debt rating from Standard & Poor’s was BB. We believe that our long-term debt structure and available credit facilities give us adequate financial resources to support anticipated long-term and short-term capital needs and commitments.

Our anticipated cash requirements during 2004 are primarily to fund capital expenditures, pay dividends and reduce long-term debt. We expect to fully fund our cash requirements in 2004 with cash generated from operations, utilizing the borrowing capacity available under the senior credit facility to fund any short-term seasonal cash flow fluctuations.

Guarantees and Indemnifications

We have entered into agreements for the sale of assets or businesses that contain provisions in which we agree to indemnify the buyers or third parties involved in the sale for certain liabilities or risks related to the sale. In these sale agreements, we typically agree to indemnify the buyers or other involved third parties against a broadly-defined range of potential “losses” (typically including, but not limited to, claims, costs, damages, judgments, liabilities, fines or penalties, and attorneys’ fees) arising from: (i) a breach of our representations or warranties in the sale agreement or ancillary documents; (ii) our failure to perform any of the covenants or obligations of the sale agreement or ancillary documents; and (iii) other liabilities expressly retained or assumed by us related to the sale. Most of our indemnity obligations under these sale agreements are: (i) limited to a maximum dollar value significantly less than the final purchase price, (ii) limited by time within which indemnification claims must be asserted (often between one and three years), and (iii) subject to a deductible or “basket.” Many of the potential indemnification liabilities under these sale agreements are unknown, remote or highly contingent, and most are unlikely to ever require an indemnity payment. Furthermore, even in the event that an indemnification claim is asserted, liability for indemnification is subject to determination under the terms of the applicable sale agreement, and any payments may be limited or barred by a monetary cap, a time limitation, or a deductible or basket. For these reasons, we are unable to estimate the maximum potential amount of the potential future liability under the indemnity provisions of the sale agreements. However, we accrue for any potentially indemnifiable liability or risk under these sale agreements for which we believe a future payment is probable and a range of loss can be reasonably estimated. Such matters are discussed in Note 14.

In the ordinary course of our business, we may enter into agreements for the supply of goods or services to customers that provide warranties to the customer on one or more of the following: (i) the quality of the goods and services supplied by us; (ii) the performance of the goods supplied by us; and (iii) our compliance with certain specifications and applicable laws and regulations in supplying the goods and services. Liability under such warranties is often limited to a maximum amount, by the nature of the claim or by the time period within which a claim must be asserted. As of December 28, 2003, we believe our warranty obligations under such supply agreements were immaterial.

In the ordinary course of our business, we may enter into service agreements with service providers in which we agree to indemnify the service provider against certain losses and liabilities arising from the service provider’s performance of the agreement. Generally, such indemnification obligations do not apply in situations in which the service provider is grossly negligent, engages in willful misconduct or acts in bad faith. As of December 28, 2003, we believe our liability under such service agreements was immaterial.

Cash Flows

Operating activities: Net cash provided by operating activities in 2003 of $85.4 million compared to net cash provided by operating activities in 2002 of $52.5 million and net cash used in operating activities of $206.6 million in 2001. The increase in net cash provided by operating activities for 2003 compared to 2002 reflects improved working capital utilization and $11.1 million of income tax refunds, net of an $11.0 million payment in 2003 to settle our St. Laurent indemnity obligation (see Note 14). The uses of operating cash flows in 2001 primarily related to income tax payments required on the sales of businesses.

Investing activities: Net cash used in investing activities in 2003 of $36.7 million compared to net cash used in investing activities in 2002 of $12.4 million and to cash provided by investing activities in 2001 of $397.4 million. Cash used in 2003 was primarily for capital spending of $52.4 million, of which approximately $20.2 million related to the construction of two new plants in Germany. The net cash used in investing activities in 2002 primarily reflects net purchases of property, plant and equipment, offset in part by cash payments received of approximately $24.9 million on notes received from CorrFlex Graphics, LLC in connection with the 2001 sale of substantially all of the U.S. display assets of Chesapeake Display and Packaging Company. The net cash provided by investing activities in 2001 primarily reflects the proceeds received from the sale of businesses. Cash used for capital expenditures for continuing operations was $51.2 million and $38.1 million in 2002 and 2001, respectively. Average capital spending over the past three years has been approximately equal to depreciation.

Planned capital spending initiatives in 2004 include the completion of the two German facilities in the first quarter along with maintenance and cost improvement projects throughout the year. Projected 2004 capital expenditures are expected to be lower than 2003 expenditures and to be funded with cash flows from operating activities. All 2004 capital projects are expected to be consistent with Chesapeake’s strategy of expanding the Paperboard Packaging and Plastic Packaging segments, reducing costs and focusing on projects that are in aggregate expected to generate a long-term return on investment that exceeds our cost of capital.

Financing activities: Net cash used in financing activities was $52.5 million in 2003, $44.5 million in 2002 and $201.9 million in 2001. Cash used in financing activities in 2003 partially reflected net payments on our long-term debt and credit facilities using cash generated from operations. Cash used in financing activities in 2002 and 2001 primarily reflected the use of proceeds from the sales of discontinued operations to pay debt. We paid cash dividends of $0.88 per share in 2003, 2002 and 2001, resulting in the use of cash by year of $13.4 million, $13.3 million and $13.2 million, respectively.

Capital Structure

Chesapeake’s total capitalization (consisting of long-term debt, long-term deferred tax liabilities and stockholders’ equity) was $1,081.7 million at the end of 2003, compared to $988.5 million at the end of 2002. The year-end ratio of long-term debt to total capital was 44.6 percent for 2003, compared to 49.2 percent for 2002. The change in the year-end ratio from 2002 to 2003 primarily reflects payment of outstanding debt from cash flows provided by operating activities. Chesapeake’s target long-term debt-to-total-capital ratio is in the range of 35 percent to 50 percent.

[GRAPHIC]

At the end of 2003, Chesapeake had 15.3 million shares of common stock outstanding. (See Note 11 for more details on capital stock.) Stockholders’ equity at December 28, 2003, was $569.7 million, or $37.24 per share, up $5.88 per share compared to year-end 2002, primarily due to the effects of foreign currency translation. The market price for Chesapeake’s common stock ranged from a low of $14.25 per share to a high of $27.45 per share in 2003, with a year-end price of $26.95 per share.

[GRAPHIC]

Risk Management

Because we currently conduct a significant amount of our business internationally, fluctuations in currency exchange rates or weak economic conditions in foreign markets may have a significant impact on our financial statements. Currency fluctuations have much less effect on local operating results, because we mostly sell our products in the same currency used to pay local operating costs. Our currency exposures are cash, debt and foreign currency transactions denominated primarily in the British pound and the euro. We manage our foreign currency exposures primarily by funding certain foreign currency denominated assets with liabilities in the same currency and, as such, certain exposures are naturally offset. As part of managing our foreign currency exposures, we may enter into foreign currency forward exchange contracts for transactions that are not denominated in the local currency. The use of these agreements allows us to reduce our overall exposure to exchange rate fluctuations, as the gains and losses on the agreements substantially offset the gains and losses on the transactions being hedged. Forward exchange agreements are viewed as risk management tools, involve little complexity and, in accordance with company policy, are not used for trading or speculative purposes. In 2003, Chesapeake entered into a foreign currency forward exchange contract in a notional principal amount of 50 million British pounds and having a fair market value liability of ($3.1) million at December 28, 2003. The contract matures in 2011. Chesapeake is not a party to any leveraged derivatives.

Chesapeake has entered into interest rate swaps to convert floating interest rate debt to fixed-rate debt and vice versa and to obtain an acceptable level of interest rate risk. Amounts currently due to, or from, interest swap counterparties are recorded in interest expense in the period they accrue. The related amounts payable to, or receivable from, the counterparties are included in other accrued liabilities. At December 28, 2003, and December 29, 2002, we had interest rate swap agreements outstanding with a notional principal amount of $140.4 million and $113.5 million, respectively, and a fair market value asset (liability) of approximately $4.5 million and ($3.1) million, respectively. In January 2004, Chesapeake terminated an interest rate swap and received a cash settlement from the counterparty of $7.3 million. Of this amount, approximately $6.3 million will be recognized as an interest rate yield adjustment over the remaining life of the underlying debt. The remaining interest rate swap agreement matures in 2004, and its weighted-average pay rate and receive rate was 6.22 percent and 3.75 percent, respectively, for the year ended December 28, 2003.

At December 28, 2003, 33 percent of our debt portfolio consisted of variable rate debt (including debt that is the subject of interest rate swaps). A sensitivity analysis to measure potential changes in the interest expense from a change in interest rates indicated that a one percentage point increase or decrease in interest rates would have changed our annual interest expense by $1.6 million for 2003 and $0.2 million for 2002.

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

Critical Accounting Policies

We describe the significant accounting policies employed in the Consolidated Financial Statements and the notes thereto within the footnotes. Chesapeake’s Consolidated Financial Statements have been prepared by management in accordance with GAAP. GAAP sometimes permits more than one method of accounting to be used. In addition, the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Judgments and assessments of uncertainties are required in applying our accounting policies in many areas. Reported results could have been materially different under a different set of assumptions and estimates.

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

Goodwill and Other Long-Lived Asset Valuations

Management uses judgment to assess whether current events or circumstances indicate that the carrying value of our long-lived assets to be held and used may not be recoverable. With the assistance of a third-party valuation firm, fair value was determined using a discounted cash flow model and confirmed using a guideline public companies model which uses peer group metrics to value a company. For the discounted cash flow model, management projects future cash flows produced by the assets, or the appropriate grouping of assets, over the remaining life of such assets. If the projected cash flows are less than the carrying amount, an impairment would be recognized. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), management reviews the recorded value of our goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. The projections of future cash flows are necessarily dependent upon assumptions about our performance and the economy in general. We performed our annual evaluation of goodwill for our reporting units as of December 1, 2003. Based on our analysis using projected future cash flows through 2007, we concluded that our goodwill is realizable. Due to uncertain market conditions, forecasts used to support our valuation may change in the future, which could result in non-cash charges that would adversely affect our results of operations and financial position.

Environmental and Other Contingencies

In accordance with GAAP, management recognizes a liability for environmental remediation and litigation costs when it believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Due to the wide range of possible outcomes of any environmental obligation, significant management judgment is required to determine the amount of the environmental accrual. Future expenditures for environmental obligations are not discounted unless the aggregate amount of the obligations, and the amount and timing of the cash payments, are fixed and readily determinable. We periodically review the status of all significant existing or potential environmental issues and adjust our accrual as necessary. The accrual is not reduced for any possible future insurance or indemnification recoveries.

Pension and Other Postretirement Employee Benefits

We have significant pension and postretirement benefit costs and credits that are developed from actuarial valuations. The actuarial valuations employ key assumptions that are particularly important when determining our projected liabilities for pension and other postretirement employee benefits. Payments made by Chesapeake related to these benefits will be made over a lengthy period and the projected liability will be affected by assumptions regarding inflation, investment returns and market interest rates, changes in the numbers of plan participants and changes in the benefit obligations and laws and regulations covering the benefit obligation. The key assumptions used in developing our fiscal 2003 balances are detailed in Note 10. Discount rates are used to determine the present value of future payments. In general, our liability increases as the discount rate decreases and vice versa. A lower expected return on plan assets increases the amount of pension expense and vice versa. Decreases in the level of actual plan assets will also serve to increase the amount of pension expense. Pension expense and liabilities would be higher with a higher compensation increase.

The estimated accumulated benefit obligation (“ABO”) related to certain of our pension plans exceeded the fair value of those plan assets at December 28, 2003. This was due primarily to an increase in the actuarial loss due to a decrease in the assumed discount rate. Therefore, we were required to increase our minimum liability and record an after-tax $16.2 million direct charge to equity for the difference to the extent the minimum liability exceeded the unrecognized prior service cost. To improve the funded status of our pension plans, we increased employer cash contributions by $2.6 million in 2003 compared to 2002, and we anticipate 2004 funding to be approximately $7.5 million above 2002 levels. We also expect pension expense in 2004 to increase by approximately $4.0 million over 2003 levels. Market conditions and interest rates significantly impact future assets and liabilities of our pension plans, and could impact funding and charges in the future (see Note 10).

We annually re-evaluate our assumptions used in projecting pension and other postretirement liabilities and associated expense. Had we used different assumptions in calculating the liabilities, the carrying value of the liabilities and the impact on net earnings may have been different.

Deferred Tax Assets

Many deductions for tax return purposes cannot be taken until the expenses are actually paid, rather than when the expenses are recorded under GAAP. Also, certain tax credits and tax loss carryforwards cannot be used until future periods when sufficient taxable income is generated. In these circumstances, under GAAP, companies accrue for the tax benefit expected to be received in future years if, in the judgment of management, it is “more likely than not” that the company will receive such benefits. On a quarterly basis, management reviews our judgment regarding the likelihood the benefits of a deferred tax asset will be realized. During the periodic reviews, management must consider a variety of factors, including the nature and amount of the tax income and expense items, the anticipated timing of the ability to utilize the asset, the current tax statutes and the projected future earnings. If management determines it is no longer “more likely than not” that an asset will be utilized, an offsetting valuation reserve would be recorded to reduce the asset and net earnings in that period. See Note 9.

New Accounting Pronouncements

See Note 1.

Forward-Looking Statements

Forward-looking statements in the foregoing Management’s Discussion and Analysis of Financial Condition and Results of Operations include statements that are identified by the use of words or phrases including, but not limited to, the following: “will likely result,” “expected to,” “will continue,” “is anticipated,” “estimated,” “project,” “believe,” “expect” and words or phrases of similar import. Changes in the following important factors, among others, could cause Chesapeake’s actual results to differ materially from those expressed in any such forward-looking statements: competitive products and pricing; production costs, particularly for raw materials such as folding carton and plastics materials; fluctuations in demand; possible recessionary trends in U.S. and global economies; governmental policies and regulations affecting the environment; interest rates; fluctuations in foreign currency translation rates; our ability to remain in compliance with our debt covenants; and other risks that are detailed from time to time in reports filed by Chesapeake with the Securities and Exchange Commission.

Consolidated Balance Sheets	CHESAPEAKE CORPORATION

(in millions)	December 28, 2003	December 29, 2002
Assets
Current assets:
Cash and cash equivalents	$11.9	$15.7
Accounts receivable (less allowance of $7.3 and $4.5)	151.1	144.1
Inventories	109.8	102.4
Prepaid expenses	16.3	15.9
Income taxes receivable	19.8	9.6

Total current assets	308.9	287.7

Property, plant and equipment:
Plant sites and buildings	165.4	150.0
Machinery and equipment	396.8	353.2
Construction in progress	39.5	15.1

	601.7	518.3
Less accumulated depreciation	170.1	141.9

Net property, plant and equipment	431.6	376.4
Goodwill	644.4	583.8
Other assets	107.9	105.0

Total assets	$1,492.8	$1,352.9

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$120.8	$103.7
Accrued expenses	103.0	81.6
Income taxes payable	13.9	10.3
Current maturities of long-term debt	5.0	5.4
Dividends payable	3.3	3.3
Deferred income taxes	—	0.4

Total current liabilities	246.0	204.7

Long-term debt	481.9	486.0
Environmental liabilities	52.1	73.8
Pensions and postretirement benefits	89.2	76.6
Deferred income taxes	30.1	25.9
Other long-term liabilities	23.8	9.3

Total liabilities	923.1	876.3

Stockholders’ equity:
Common stock, $1 par value; authorized, 60 million shares; outstanding, 15.3 million shares	15.3	15.2
Additional paid-in capital	4.4	0.3
Unearned compensation	(1.4)	—
Accumulated other comprehensive income (loss)	21.2	(56.0)
Retained earnings	530.2	517.1

Total stockholders’ equity	569.7	476.6

Total liabilities and stockholders’ equity	$1,492.8	$1,352.9

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

CHESAPEAKE CORPORATION	Consolidated Statement of Income and Comprehensive Income

For the years ended: (in millions, except per share data)	December 28, 2003	December 29, 2002	December 30, 2001
Income:
Net sales	$899.3	$822.2	$790.5
Cost of products sold	728.1	664.2	629.3
Selling, general and administrative expenses	119.0	93.8	110.0
Gain on sale of business	11.2	—	—
Restructuring charges	—	2.6	14.6
Other income, net	11.5	10.2	9.4

Income from continuing operations before interest and taxes	74.9	71.8	46.0
Interest expense, net	42.4	45.4	31.3

Income from continuing operations before taxes	32.5	26.4	14.7
Income tax expense	6.0	5.9	4.2

Income from continuing operations	26.5	20.5	10.5
Gain on disposal of discontinued operations, net of tax expense of $0.5 and $68.4	—	1.4	113.0

Net income	$26.5	$21.9	$123.5

Basic earnings per share:
Earnings from continuing operations	$1.74	$1.36	$0.70
Discontinued operations, net of income taxes	—	0.09	7.48

Basic earnings per share	$1.74	$1.45	$8.18

Diluted earnings per share:
Earnings from continuing operations	$1.74	$1.35	$0.69
Discontinued operations, net of income taxes	—	0.09	7.43

Diluted earnings per share	$1.74	$1.44	$8.12

Comprehensive income:
Net income	$26.5	$21.9	$123.5
Other comprehensive income (loss):
Minimum pension liability (net of taxes of $7.1, $14.6 and $5.2)	(16.2)	(34.8)	(11.5)
Foreign currency translation	86.3	72.1	(18.4)
Change in fair market value of derivatives (net of taxes of $(0.6), $0.4 and $0.6)	7.1	(0.8)	(1.3)

Comprehensive income	$103.7	$58.4	$92.3

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statements of Cash Flows	CHESAPEAKE CORPORATION

For the years ended: (in millions)	December 28, 2003	December 29, 2002	December 30, 2001
Operating activities:
Net income	$26.5	$21.9	$123.5
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain on disposal of discontinued businesses, net of taxes	—	(1.4)	(113.0)
Depreciation and amortization	54.3	48.2	71.4
Deferred income taxes	18.3	7.2	(0.5)
Non-cash restructuring	(0.4)	—	7.5
Gain on sale of business	(11.2)	—	—
Gain on sale of property, plant and equipment	(5.8)	(5.0)	(7.5)
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable, net	18.3	1.1	(7.1)
Inventories	6.3	13.4	9.7
Other assets	1.0	2.0	2.0
Accounts payable and accrued expenses	(7.6)	(28.0)	(51.1)
Income taxes payable	(12.2)	(9.5)	(237.9)
Other	(2.1)	2.6	(3.6)

Net cash provided by (used in) operating activities	85.4	52.5	(206.6)

Investing activities:
Purchases of property, plant and equipment	(52.4)	(51.2)	(41.3)
Acquisitions	—	—	(7.2)
Proceeds from sale of businesses	—	24.9	427.1
Proceeds from sales of property, plant and equipment	14.5	14.4	18.0
Other	1.2	(0.5)	0.8

Net cash (used in) provided by investing activities	(36.7)	(12.4)	397.4

Financing activities:
Net borrowings (payments) on credit lines	15.0	(10.5)	(311.8)
Payments on long-term debt	(56.4)	(26.5)	(41.9)
Proceeds from long-term debt	2.3	6.0	172.7
Debt issuance costs	—	(0.6)	(9.2)
Dividends paid	(13.4)	(13.3)	(13.2)
Other	—	0.4	1.5

Net cash used in financing activities	(52.5)	(44.5)	(201.9)

Decrease in cash and cash equivalents	(3.8)	(4.4)	(11.1)
Cash and cash equivalents at beginning of year	15.7	20.1	31.2

Cash and cash equivalents at end of year	$11.9	$15.7	$20.1

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

CHESAPEAKE CORPORATION	Consolidated Statements of Changes in Stockholders’ Equity

For the years ended: (in millions)	December 28, 2003	December 29, 2002	December 30, 2001
Common stock:
Balance, beginning of year	$15.2	$15.2	$15.1
Issuance for employee stock plans	0.1	—	0.1

Balance, end of year	15.3	15.2	15.2

Additional paid-in capital:
Balance, beginning of year	0.3	0.7	—
Issuance for employee stock plans, net of forfeitures	4.1	(0.4)	0.7

Balance, end of year	4.4	0.3	0.7

Unearned compensation:
Balance, beginning of year	—	(0.9)	(2.8)
Compensation expense	2.4	0.2	0.6
Issuance for employee stock plans, net of forfeitures	(3.8)	0.7	1.3

Balance, end of year	(1.4)	—	(0.9)

Accumulated other comprehensive income (loss):
Balance, beginning of year	(56.0)	(92.5)	(61.3)
Currency translation adjustment	86.3	72.1	(18.4)
Pension liability adjustment	(16.2)	(34.8)	(11.5)
Change in fair market value of derivatives	7.1	(0.8)	(1.3)

Balance, end of year	21.2	(56.0)	(92.5)

Retained earnings:
Balance, beginning of year	517.1	508.5	398.2
Net income	26.5	21.9	123.5
Cash dividends declared	(13.4)	(13.3)	(13.2)

Balance, end of year	530.2	517.1	508.5

Stockholders’ equity, end of year	$569.7	$476.6	$431.0

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Notes to Consolidated Financial Statements

1	Summary of Significant Accounting Policies

Financial Statement Presentation

The Consolidated Financial Statements include the accounts and operations of Chesapeake Corporation and all of its subsidiaries (“Chesapeake”). In 2001, we sold our principal businesses included in the former Merchandising and Specialty Packaging segment and our 5 percent equity interest in Georgia-Pacific Tissue, LLC, which comprised our Tissue segment; these segments are accounted for as discontinued operations (see Note 3). Chesapeake now operates in three business segments – Paperboard Packaging, Plastic Packaging and Land Development. All significant inter-company accounts and transactions have been eliminated. Certain prior-year amounts have been reclassified to conform to current presentations.

Our 52–53 week fiscal year ends on the Sunday nearest to December 31. Fiscal years 2003, 2002 and 2001 contain 52 weeks.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States (“U.S.”) generally accepted accounting principles (“GAAP”) requires management to make extensive use of estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from these estimates.

Revenue Recognition

Chesapeake recognizes revenue from our packaging businesses in accordance with Staff Accounting Bulletin No. 104. Revenue from the sale of products is recognized upon passage of title to the customer, which is generally at the time of product acceptance by the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed and determinable; and collectibility is deemed probable. Sales are reported net of actual returns received and an amount established for anticipated returns. We recognize sales of land when all conditions have occurred, as set forth in Statement of Financial Accounting Standards (“SFAS”) No. 66, Accounting for Sales of Real Estate.

Foreign Currency Translation

Our consolidated financial statements are reported in U.S. dollars. Assets and liabilities of foreign subsidiaries are translated using rates of exchange at the balance sheet date, and related revenues and expenses are translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component within accumulated other comprehensive income (loss) of stockholders’ equity. Realized gains and losses resulting from foreign currency transactions are included in other income.

Inventories

Inventories are valued at the lower of cost or market, determined principally by the average cost method.

Allowances for Receivables

An allowance for doubtful accounts is recorded for estimated losses resulting from the inability of our customers to make required payments.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, less accumulated depreciation. The costs of major rebuilds and replacements of plant and equipment are capitalized, and the costs of ordinary maintenance and repairs are charged to expense as incurred. Certain costs of software developed or obtained for internal use are capitalized. When property, plant and equipment is sold or retired, the costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are reflected in other income. Depreciation for financial reporting purposes is computed principally by the straight-line method over the estimated useful asset lives, which range from 10 to 50 years for buildings and improvements and generally 5 to 20 years for machinery and equipment. Depreciation expense from continuing operations was $54.3 million in 2003, $48.2 million in 2002 and $45.9 million in 2001.

We periodically evaluate the fair value of long-lived assets, including property, plant and equipment, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment of the carrying value of an asset is recognized whenever the undiscounted cash flows are estimated to be less than its carrying value.

Goodwill

We adopted the provisions of SFAS No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets, as of December 31, 2001, the beginning of Chesapeake’s fiscal year 2002. In accordance with this statement, amortization of goodwill was discontinued as of December 31, 2001, and management reviews the recorded value of our goodwill annually on December 1, or sooner if events or changes in circumstances indicate that the carrying amount of our reporting units may exceed their fair values. With the assistance of a third-party valuation firm, fair value was determined using a discounted cash flow model and confirmed using a guideline public companies model which uses peer group metrics to value a company. For the discounted cash flow model, management projects future cash flows produced by the reporting units. The projections of future cash flows are necessarily dependent upon assumptions about our performance and the economy in general. Based on our annual analysis using projected future cash flows through 2007, we concluded that this amount is realizable.

Financial Instruments

Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less. The carrying amounts of temporary cash investments, trade receivables and trade payables approximate fair value because of the short maturities of the instruments.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of temporary cash investments and trade receivables. We place temporary cash investments in high-quality financial instruments and, by policy, limit the amount of credit exposure related to any one instrument. Concentrations of credit risk with regard to trade receivables are limited due to the large number of customers and their dispersion across different industries and countries.

Chesapeake uses derivative instruments to manage exposures to foreign currency and interest rate risks. Chesapeake principally uses forward exchange contracts and interest rate swaps to hedge against these exposures. Derivative instruments are recorded on the balance sheet as assets or liabilities and measured at fair market value. Derivatives that are not designated as hedges are adjusted to fair value through other income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings in the same financial statement line item as the impact of the hedged item or recognized in other comprehensive income until the hedged item is recognized in earnings. If a derivative is used as a hedge of a net investment in a foreign operation, changes in fair value, to the extent effective as a hedge, are recorded in accumulated other comprehensive income. The ineffective portion of any derivative’s change in fair value is immediately recognized in other income. Cash flows resulting from the settlement of derivatives used as hedging instruments are included in net cash flows from operating activities. The contracts that have been designated as hedges of anticipated future cash flows will be marked-to-market through other comprehensive income (balance sheet adjustments) until such time as the related forecasted transactions affect earnings. The fair value estimates are based on relevant market information, including current market rates and prices. Fair value estimates for derivative instruments are provided to Chesapeake by banks known to be high-volume participants in this market. We document relationships between hedging instruments and hedged items, and link derivatives designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. We also assess and document, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows associated with the hedged items.

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, which requires us to recognize deferred tax assets and liabilities for the future tax consequences of events that have been included in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax bases of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. Assets are only recorded if, in management’s opinion, it is “more likely than not” that we will realize such benefits.

Restricted Stock

Accruals of compensation cost are made for restricted stock grants based on the best available estimate of the number of shares expected to vest. The compensation cost is recognized over the periods in which the related employee services are rendered.

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

The Black-Scholes option pricing model was used to estimate fair value as of the date of grant using the following assumptions:

	2003	2002	2001
Dividend yield	4.7%	3.1%	4.0%
Risk-free interest rates	3.4%	4.6%	4.4%
Volatility	45.8%	32.5%	30.7%
Expected option term (years)	5.5	5.5	5.0

Weighted-average fair value of options granted during the year:
2001			$5.58
2002			$7.65
2003			$5.51

Had the compensation cost for our stock option plans been determined based on the fair value at the grant date, rather than the intrinsic-value-method, our pro forma amounts would be as follows:

(in millions, except per share data)	2003	2002	2001
Stock-based compensation expense, net of tax, included in net income as reported	$1.6	$0.1	$0.3
Net income as reported	26.5	21.9	123.5
Pro forma stock-based compensation expense, net of tax	1.3	1.7	1.8
Pro forma net income	25.2	20.2	121.7
Earnings per share
As reported:
Basic	$1.74	$1.45	$8.18
Diluted	1.74	1.44	8.12
Pro forma:
Basic	$1.66	$1.34	$8.06
Diluted	1.66	1.33	8.01

Pro forma disclosures for stock option accounting may not be representative of the effects on reported net income in future years.

Environmental Liabilities

It is our policy to accrue estimated future expenditures for environmental obligations when it is probable such costs will be incurred and when a range of loss can be reasonably estimated. Future expenditures for environmental obligations are not discounted unless the aggregate amount of the obligations and the amount and timing of the cash payments are fixed and readily determinable. We periodically review the status of all significant existing or potential environmental issues and adjust our accrual as necessary. The accrual does not reflect any possible future insurance or indemnification recoveries.

New Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143 (“SFAS 143”), Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs. We adopted SFAS 143 as of the beginning of fiscal year 2003, and it did not have a material impact on our financial statements.

In April 2002, the FASB issued SFAS No. 145 (“SFAS 145”), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Statement 4 required all gains and losses from extinguishment of debt to be aggregated and, if material, be classified as an extraordinary item, net of related income tax effect. Under SFAS 145, the criteria in APB Opinion 30 will now be used to classify those gains and losses. We adopted SFAS 145 as of the beginning of fiscal year 2003, and it did not have a material impact on our financial statements.

In June 2002, the FASB issued SFAS No. 146 (“SFAS 146”), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Under EITF Issue No. 94-3, a liability for an exit activity was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. We adopted SFAS 146 as of the beginning of fiscal year 2003, and it did not have a material impact on our financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. It defines variable interest entities as those entities with a business purpose that either do not have any equity investors with voting rights or have equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. We adopted FIN 46 as of the end of the first quarter of 2003, and it did not have a material impact on our financial statements.

In April 2003, the FASB issued SFAS No. 149 (“SFAS 149”), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities. SFAS 149 also amends certain other existing pronouncements. SFAS 149 requires that contracts with comparable characteristics be accounted for similarly. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of SFAS 133, (2) clarifies when a derivative contains a financing component, and (3) amends the definition of “underlying” to conform it to language used in FASB Interpretation No. 45. We adopted SFAS 149 as of June 30, 2003, and it did not have a material impact on our financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003) (“SFAS 132”), Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS 132 requires that companies provide more detailed disclosure about their plan assets, benefit obligations, cash flows, net periodic benefit costs and other relevant information for defined benefit pension plans and other postretirement benefit plans. The new disclosures are generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures and for foreign plans. We adopted SFAS 132 as of year-end 2003 and have provided the disclosures required for 2003.

In January 2004, the FASB issued Staff Position No. 106-1 (“FSP 106-l”), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). The Act provides subsidies to plan sponsors providing certain prescription drug benefits and provides prescription drug benefits to retirees under Medicare. FSP 106-1 permits a sponsor of a postretirement healthcare plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effect of the Act and requires certain disclosures regardless of whether the sponsor elects to defer. The guidance in FSP 106-1 is effective for interim or annual financial statements of fiscal years ending after December 7, 2003. If an entity elects deferral, that election may not be changed until authoritative guidance on the accounting for the federal subsidy is issued or a measurement of the plan is required after January 31, 2004. Chesapeake has elected to defer recognizing the effects of the Act in the accounting for its plan in the 2003 consolidated financial statements and accompanying notes and has made the required disclosures. The accounting for prescription drug benefits under FSP 106-1 is not expected to have a material impact on our financial statements.

2	Acquisitions

2001

During the first quarter of 2001, Field Group plc (“Field Group”), a wholly owned subsidiary of Chesapeake, acquired the in-house carton printing operations of British American Tobacco in Bremen, Germany.

The acquisition has been accounted for using the purchase method and is included in the results of operations since the purchase date. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated market values at the date of acquisition. The purchase price for the acquired company exceeded the fair value of net assets acquired by approximately $0.7 million in 2001. See Note 1 for the current accounting policy for goodwill.

The purchase price for all acquisitions has been allocated to the acquired net assets as summarized below:

(in millions)	2001
Acquisitions:
Fair value of assets acquired	$7.2
Liabilities assumed or created	—
Cash acquired	—

Cash paid for acquisitions, net	$7.2

Dispositions:
Fair value of assets sold	$456.1
Non-cash consideration received	(29.0)

Cash received from sale of businesses	$427.1

3	Discontinued Operations

In the fourth quarter of 2000, we decided to sell the principal businesses that were included in our former Merchandising and Specialty Packaging segment and the remaining interest in our former Tissue segment, a 5 percent equity interest in Georgia-Pacific Tissue, LLC (the “Tissue JV”). These segments are accounted for as discontinued operations.

The businesses that made up the Merchandising and Specialty Packaging segment were:

•	Chesapeake Display and Packaging Company, sold on July 30, 2001, to CorrFlex Graphics, LLC, and Chesapeake Display and Packaging Company (Canada) Limited, sold on October 4, 2001, to Atlantic Decorated & Display Inc.; each of these businesses designed, manufactured, assembled and packed temporary and permanent point-of-purchase displays.

•	Consumer Promotions International, Inc. (“CPI”), which designed, manufactured and assembled permanent point-of-purchase displays, sold on October 15, 2001, to a management investment group.

•	Chesapeake Packaging Co., which designed and manufactured corrugated shipping containers and other corrugated packaging products, sold on May 18, 2001, to Inland Paperboard and Packaging, Inc., a subsidiary of Temple-Inland, Inc.

•	The 46 percent interest in Color-Box LLC, a joint venture with Georgia-Pacific Corporation (“G-P”), which designed and manufactured litho-laminated corrugated graphic packaging, sold to G-P in two transactions finalized in November 2001.

Our 5 percent interest in the Tissue JV was sold to G-P on March 2, 2001. Consideration for this sale was received for our agreement to terminate the joint venture, our ownership interest and certain indemnifiable deferred tax liabilities. As a result of the sale, approximately $179 million of deferred income taxes became current income taxes payable.

The consideration for these discontinued operations consisted of cash proceeds of approximately $427.1 million and promissory notes of approximately $42.6 million. During 2002, we received cash prepayments on these promissory notes of $24.9 million. As of December 28, 2003, there were remaining note balances of $16.9 million due from CPI that are collateralized by subordinated liens on substantially all of CPI’s U.S. assets. In accordance with the terms of the CPI term note, the principal balance has been adjusted for the working capital settlement related to the sale and accrued interest. Included in the promissory notes was a $13.6 million performance note received from CPI which is payable based on the financial performance of CPI during the period from October 15, 2001, through October 10, 2006. The performance note has been fully reserved because payments due on it are contingent on future events which are not determinable at this time.

Net cash proceeds from the sales of discontinued operations were used to pay down debt and pay taxes related to the sales.

Summarized results of discontinued operations are shown separately in the accompanying consolidated financial statements, except for the consolidated statements of cash flows, which summarize the activity of continuing and discontinued operations together. Net sales from discontinued operations were $196.9 million in 2001. In fiscal 2001, we recognized additional after-tax losses relating to the sales of discontinued operations of $27.6 million and an after-tax gain on the sale of the Tissue JV of $140.6 million, for a net gain of $113.0 million for the year.

In fiscal 2002, we recognized an after-tax decrease of $1.4 million in the estimated net loss, primarily related to the settlement of accrued obligations associated with the discontinued operations. The revised estimated net loss on disposal was $69.8 million after taxes, consisting of asset valuation losses of $73.6 million, severance and exit costs of $12.1 million, and holding period losses of $25.7 million, net of a tax benefit of $41.6 million. Interest costs charged to discontinued operations were $6.6 million for 2001. Interest costs include charges for debt specifically identified with the discontinued operations and an allocated amount based on the relationship of net assets to be discontinued to the sum of consolidated net assets plus nonallocable debt.

4	Goodwill

Chesapeake adopted the provisions of SFAS 142 in the first quarter of 2002. We made determinations as to what our reporting units are and what amounts of goodwill and other assets and liabilities should be allocated to those reporting units. We completed the transitional impairment test, which did not result in impairment of recorded goodwill. In accordance with this statement, amortization of goodwill was discontinued as of December 31, 2001. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization related to continuing operations, net of the related income tax effect, follows:

(in millions, except per share data)	Dec. 28, 2003	Dec. 29, 2002	Dec. 30, 2001
Reported net income	$26.5	$21.9	$123.5
Goodwill amortization, net of tax	—	—	16.3

Adjusted net income	$26.5	$21.9	$139.8

Basic earnings per share:
As reported	$1.74	$1.45	$8.18
Goodwill amortization, net of tax	—	—	1.08

Adjusted basic earnings per share	$1.74	$1.45	$9.26

Diluted earnings per share:
As reported	$1.74	$1.44	$8.12
Goodwill amortization, net of tax	—	—	1.07

Adjusted diluted earnings per share	$1.74	$1.44	$9.19

The carrying value of goodwill at December 31, 2001, the date of our adoption of SFAS 142, of $529.4 million, net of accumulated amortization of $28.7 million, was composed of $477.1 million related to the Paperboard Packaging segment and $52.3 million related to the Plastic Packaging segment. At December 29, 2002, the goodwill balance of $583.8 million consisted of $526.0 million related to Paperboard Packaging and $57.8 million related to Plastic Packaging. At December 28, 2003, the goodwill balance of $644.4 million consisted of $580.4 million related to Paperboard Packaging and $64.0 million related to Plastic Packaging. The increase in the carrying value of goodwill since December 31, 2001, was entirely due to changes in foreign currency translation rates.

5	Restructuring Charges

The following table sets forth the details of our restructuring charges recognized in 2002 and 2001:

(in millions)	Paperboard Packaging	Plastic Packaging	Corporate	Total
2001 provision:
Employment reduction	$2.8	$1.8	$7.4	$12.0
Facility closures	—	—	0.7	0.7
Asset held for sale	—	—	1.9	1.9

	2.8	1.8	10.0	14.6
Non-cash items	—	—	(6.5)	(6.5)
Cash payments in 2001	(0.6)	(0.2)	(0.9)	(1.7)
Foreign currency translation	(0.1)	—	—	(0.1)

Balance December 30, 2001	2.1	1.6	2.6	6.3
2002 provision:
Employment reduction	2.6	—	—	2.6
Cash payments in 2002	(3.9)	(1.3)	(2.6)	(7.8)
Foreign currency translation/other	0.1	(0.3)	—	(0.2)

Balance December 29, 2002	$0.9	$—	$—	$0.9
Cash payments in 2003	(0.5)	—	—	(0.5)
Foreign currency translation/other	(0.4)	—	—	(0.4)

Balance December 28, 2003	$—	$—	$—	$—

2002

The Paperboard Packaging segment recorded a charge of approximately $2.6 million in 2002 for severance costs for approximately 120 employees related to the closure of a facility in England and the consolidation of two facilities in Scotland. As of December 28, 2003, severance benefits have been paid to all affected employees and the reserve has been utilized.

2001

The 2001 restructuring charges of $14.6 million before income taxes consisted of the following:

•

As a result of the sales of discontinued operations, we implemented a restructuring program to reduce corporate overhead. Approximately $9.2 million was recognized for costs associated with a salaried staff reduction of approximately 50 positions, achieved primarily through a voluntary separation program. The voluntary separation program benefits were funded primarily by surplus assets of our U.S. defined benefit salaried pension plan. Approximately $2.6 million was recognized for the elimination of two corporate office sites and the reduction of the carrying value of a corporate aircraft that was sold in January 2002. As of December 29, 2002, the reserve had been fully utilized and approximately 50 employees had received severance benefits.

•	The Paperboard Packaging segment incurred approximately $2.8 million of severance costs for approximately 100 employees, primarily as a result of the integration of acquisitions. As of year-end 2003, severance benefits have been paid to all affected employees and the reserve has been utilized.

6	Inventories

Year-end inventories consist of:

(in millions)	2003	2002
Finished goods	$64.0	$58.1
Work-in-process	19.4	18.9
Materials and supplies	26.4	25.4

Total	$109.8	$102.4

7	Long-Term Debt

Long-term debt at year-end consists of:

(in millions)	2003	2002
Notes payable – banks:
Credit lines, average interest 3.9%	$43.2	$25.7
Term loans, average interest 7.0%	7.5	17.9
Unsecured notes:
9.875% notes, due 2003	—	31.9
7.20% notes, due 2005	85.0	85.0
10.375% Senior Subordinated Notes, due 2011	200.3	184.5
Loan notes, average interest 5.3%, due 2005-2006	89.4	86.8
IDA notes, average interest 6.3%, due 2019	50.0	50.0
Other debt, average interest 9.6%	11.5	9.6

Total debt	486.9	491.4
Less current maturities	5.0	5.4

Total long-term debt	$481.9	$486.0

As of December 28, 2003, principal payments on debt for the next five years were: 2004, $10.9 million; 2005, $208.9 million; 2006, $12.8 million; 2007, $0.9 million; and 2008, $0.9 million. The majority of maturities due in less than one year are classified as long-term debt due to the availability of long-term financing under our senior credit facility and our intent to refinance these maturities as required.

At December 28, 2003, Chesapeake maintained committed credit lines with several banks, domestically and internationally, maturing in 2004 to 2005, under which we can borrow up to $253.9 million. Amounts available to be borrowed under the lines of credit are limited by the amount currently borrowed, amounts utilized to guarantee certain loan notes ($78.7 million at December 28, 2003), the amounts of outstanding letters of credit ($8.0 million at December 28, 2003) and certain financial covenants. Nominal facility fees are paid on the credit lines and interest is charged, primarily at LIBOR plus a margin based on our leverage ratio. We are required to pay a loan guarantee fee, which varies based on our leverage ratio, on the outstanding loan note balance issued in connection with acquisitions in 2000. Other lines of credit totaling $40.5 million are maintained with several banks on an uncommitted basis.

In February 2004, our $250 million (or the equivalent in foreign currency) senior credit facility was amended and restated and its maturity extended to February 2009. The amended and restated senior credit facility includes other terms and conditions substantially similar to the previous facility in effect at December 28, 2003. In addition, the amended and restated senior credit facility permits us to obtain, under certain circumstances, up to $200 million in additional term debt financing without requiring consent of the senior credit facility lenders. Subject to the terms of the agreement, a portion of the borrowing capacity of the revolving credit facility may, and net proceeds of any additional term debt component of the facility shall, be used to finance acquisitions and to refinance other debt. With certain exceptions and limitations, the senior credit facility is collateralized by a pledge of the inventory, equipment, receivables and intangible assets of Chesapeake and its U.S. subsidiaries, and a pledge of the capital stock or other equity interests of Chesapeake’s subsidiaries, and is guaranteed by each material U.S. subsidiary and United Kingdom borrower.

On November 19, 2001, Chesapeake announced the sale of £115 million of our 10 3/8 percent Senior Subordinated Notes due 2011 (the “Subordinated Notes”). We used the net proceeds from the sale of the Subordinated Notes, which were $159.2 million after issuance costs, to repay outstanding borrowings under our senior bank credit facility.

Certain of our loan agreements include provisions permitting the holder of the debt to require us to repurchase all or a portion of such debt outstanding upon the occurrence of specified events involving a change of control or ownership. In addition, our loan notes include provisions permitting the holder to require repayment of the notes on certain biannual interest payment dates. Because of the availability of long-term financing through our senior credit facility and our intention to refinance any put loan notes, these borrowings have been classified as long-term debt. Our loan agreements also contain customary restrictive covenants, including covenants restricting, among other things, our ability, and our subsidiaries’ ability, to create liens, merge or consolidate, dispose of assets, incur indebtedness and guarantees, repurchase or redeem capital stock and indebtedness, make capital expenditures, make certain investments or acquisitions, enter into certain transactions with affiliates or change the nature of our business. The senior credit facility also contains several financial maintenance covenants, including covenants establishing a maximum leverage ratio, maximum senior leverage ratio and a minimum interest coverage ratio. We were in compliance with all of our debt covenants as of the end of 2003.

Chesapeake’s loan agreements include covenants that may affect our ability to pay dividends on our common stock. The most restrictive of these covenants is included in the Subordinated Notes, which limits our ability to make “restricted payments,” such as paying dividends on our common stock and making investments in entities other than certain subsidiaries of Chesapeake. At December 28, 2003, under the most restrictive provisions of the restricted payments covenant, we had $27.4 million available to pay cash dividends on our common stock. We paid $13.4 million in dividends in 2003. The covenant is adjusted periodically based on our financial performance. The Subordinated Notes contain provisions allowing for early redemptions, under certain circumstances, at premiums of up to 10.375% in addition to outstanding principal and interest.

We have estimated the fair value of long-term debt at December 28, 2003, and December 29, 2002, to be $489.4 million and $478.4 million, respectively, compared to book values of $486.9 million and $491.4 million, respectively. The fair value is based on the quoted market prices for similar issues or current rates offered for debt of the same or similar maturities.

During 2003, $1.0 million of interest expense related to the construction of two new plants in Germany was capitalized.

8	Financial Instruments and Risk Concentration

Chesapeake’s strategy is to optimize the ratio of our fixed- to variable-rate financing to maintain an acceptable level of exposure to the risk of interest and foreign exchange rate fluctuation. Chesapeake has entered into interest rate swaps to convert floating interest rate debt to fixed-rate debt and vice versa and to obtain an acceptable level of interest rate risk. Amounts currently due to, or from, interest swap counterparties are recorded in interest expense in the period they accrue. The related amounts payable to, or receivable from, the counterparties are included in other accrued liabilities. At December 28, 2003, and December 29, 2002, we had interest rate swap agreements outstanding with a notional principal amount of $140.4 million and $113.5 million, respectively, and a fair market value asset (liability) of approximately $4.5 million and ($3.1) million, respectively. In January 2004, Chesapeake terminated an interest rate swap and received a cash settlement from the counterparty of $7.3 million. Of this amount, approximately $6.3 million will be recognized as an interest rate yield adjustment over the remaining life of the underlying debt. The remaining interest rate swap agreement matures in 2004.

In 2003, Chesapeake entered into a foreign currency forward exchange contract, to hedge an intercompany receivable, in a notional principal amount of 50 million British pounds and having a fair market value liability of ($3.1) million at December 28, 2003. The contract matures in 2011.

We manage our foreign currency exposure primarily by funding certain foreign currency denominated assets with liabilities in the same currency, and, as such, certain exposures are naturally offset.

9	Income Taxes

Income tax expense (benefit) consists of:

(in millions)	2003	2002	2001
Currently (receivable) payable:
Federal	$(17.8)	$(9.7)	$(3.6)
State	(3.4)	(1.6)	(2.7)
Foreign	8.9	10.0	11.0

Total current	(12.3)	(1.3)	4.7

Deferred:
Federal	16.0	5.1	(2.4)
State	—	(1.3)	0.4
Foreign	2.3	3.4	1.5

Total deferred	18.3	7.2	(0.5)

Total income taxes	$6.0	$5.9	$4.2

Significant components of the year-end deferred income tax assets and liabilities are:

(in millions)	2003	2002
Pension accrual	$14.7	$11.9
Postretirement medical benefits	—	4.3
Accrued liabilities	3.9	9.2
Tax carryforward benefits	7.0	6.6
Valuation allowance	(9.1)	(7.7)
Other	4.2	2.5

Deferred tax assets	20.7	26.8

Accumulated depreciation	(47.3)	(51.2)
Other	(3.5)	(1.9)

Deferred tax liabilities	(50.8)	(53.1)

Net deferred taxes	$(30.1)	$(26.3)

The valuation allowance relates to foreign income tax credit carryforwards that expire in 2006 and beyond and deferred tax assets that potentially will not be realized due to tax loss carryover limitations.

The differences between our effective income tax rate and the statutory federal income tax rate are:

	2003	2002	2001
Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	(6.8)	(5.4)	(10.5)
Goodwill and other purchase accounting adjustments	—	—	26.6
Foreign tax rate difference	(17.1)	(7.1)	(15.0)
Tax credits benefited	—	—	(8.5)
Valuation allowance for deferred tax assets	3.2	4.2	—
Other, net	4.2	(4.4)	1.0

Consolidated effective income tax rate	18.5%	22.3%	28.6%

The components of income from continuing operations before taxes are:

(in millions)	2003	2002	2001
Domestic	$(15.6)	$(19.2)	$(16.2)
Foreign	48.1	45.6	30.9

Income from continuing operations before taxes	$32.5	$26.4	$14.7

Undistributed earnings of our foreign subsidiaries amounted to approximately $125.2 million as of December 28, 2003, and our intention is to permanently reinvest these earnings. Accordingly, no provision has been made for taxes that may be payable upon remittance of such earnings, nor is it practicable to determine the amount of any liability.

Our domestic and foreign tax filings are subject to periodic reviews by the collecting agencies. We believe any potential adjustments resulting from these examinations will not have a material effect on Chesapeake’s results of operations or financial position.

10	Employee Retirement and Postretirement Benefits

Chesapeake maintains noncontributory defined benefit retirement plans covering substantially all U.S. employees. We also maintain several contributory and noncontributory defined benefit retirement plans covering certain foreign employees. Pension benefits are based primarily on the employees’ compensation and/or years of service. The net pension expense includes amortization of prior service costs over the average remaining employee service period.

We also provide certain healthcare and life insurance benefits to certain U.S. hourly and salaried employees who retire under the provisions of our retirement plans. Healthcare benefits are contributory or noncontributory, depending on retirement date, and life insurance benefits are noncontributory. In December 2003, Congress approved the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). Chesapeake has elected to defer accounting for the effects of the new legislation as permitted by FSP 106-1 (see Note 1). Accordingly, calculation of the benefit obligation and net periodic postretirement benefit costs reflected in the financial statements and accompanying notes does not reflect the effects of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy available to certain sponsors of prescription drug benefit plans is pending and that guidance, when issued, could require us to change previously reported information. The pending requirements to qualify plans for the federal subsidy will determine whether Chesapeake would need to amend the plan in order to benefit from the Act.

Chesapeake uses a September 30 measurement date for all of its plans.

The following schedules present the changes in the plans’ benefit obligations and fair values of assets for 2003 and 2002:

	Pension Benefits				Postretirement Benefits Other Than Pensions
	U.S. Plans		Non-U.S. Plans
(in millions)	2003	2002	2003	2002	2003	2002
Benefit obligation at beginning of year	$59.8	$61.0	$234.0	$201.7	$16.7	$15.5
Service cost	0.4	0.3	4.3	5.0	—	—
Interest cost	4.0	4.2	13.5	11.9	1.1	1.1
Plan participants’ contributions	—	—	4.0	2.6	0.2	0.1
Actuarial loss	5.8	1.0	21.8	4.7	1.5	2.3
Exchange rate changes	—	—	30.8	15.9	—	—
Benefits paid	(4.8)	(6.7)	(8.9)	(7.8)	(2.5)	(2.3)

Benefit obligation at end of year	$65.2	$59.8	$299.5	$234.0	$17.0	$16.7

Fair value of plan assets at beginning of year	$49.1	$56.6	$143.0	$149.5	$—	$—
Actual return on plan assets	8.6	(4.2)	21.7	(23.2)	—	—
Employer contributions	1.1	3.4	12.5	7.6	2.3	2.2
Plan participants’ contributions	—	—	4.0	2.6	0.2	0.1
Settlements	—	—	(0.1)	(0.2)	—	—
Exchange rate change	—	—	17.8	14.5	—	—
Benefits paid	(4.8)	(6.7)	(8.9)	(7.8)	(2.5)	(2.3)

Fair value of plan assets at end of year	$54.0	$49.1	$190.0	$143.0	$—	$—

Funded status at end of year	$(11.2)	$(10.7)	$(109.5)	$(91.0)	$(17.0)	$(16.7)
Unrecognized actuarial loss	34.9	34.5	128.3	99.7	5.8	4.5
Unrecognized prior service cost	0.1	0.1	—	—	—	—
Contributions made between measurement date and fiscal year-end	0.4	—	—	—	—	—

Net amount recognized	$24.2	$23.9	$18.8	$8.7	$(11.2)	$(12.2)

The following table provides the amounts recognized in the balance sheets as of each year:

	Pension Benefits				Postretirement Benefits Other Than Pensions
	U.S. Plans		Non-U.S. Plans
(in millions)	2003	2002	2003	2002	2003	2002
Prepaid benefit cost	$26.9	$26.9	$—	$—	$—	$—
Accrued benefit liability	(11.0)	(9.7)	(65.3)	(53.5)	(11.2)	(12.2)
Accumulated other comprehensive income	8.3	6.7	84.1	62.2	—	—

Net amount recognized	$24.2	$23.9	$18.8	$8.7	$(11.2)	$(12.2)

Pension plans in which accumulated benefit obligation exceeds plan assets at the end of the year:
Projected benefit obligation	$17.2	$15.2	$299.6	$234.0
Accumulated benefit obligation	16.6	14.4	255.4	196.5
Fair value of plan assets	$5.1	$4.7	$190.0	$143.0

The accumulated benefit obligation for all defined benefit pension plans was $319.4 million at September 30, 2003, and $255.1 million at September 30, 2002.

The following table provides the assumptions used to calculate the benefit obligations and amounts recognized in the balance sheets:

	Pension Benefits				Postretirement Benefits Other Than Pensions
	U.S. Plans		Non-U.S. Plans
	2003	2002	2003	2002	2003	2002
Discount rate	6.13%	6.88%	5.50%	5.75%	6.13%	6.88%
Expected return on plan assets	8.25%	8.25%	7.40%	7.50%	N/A	N/A
Rate of compensation increase	4.50%	4.50%	3.50%	3.25%	4.50%	4.50%

The plan trustees select the expected return on plan assets by examining probabilities of expected 20-year return rates calculated by an actuarial consulting company using our target asset allocation and expected inflation rate.

Plan Assets

Chesapeake’s pension plan weighted-average asset allocations at September 30, 2003 and 2002, by asset category were as follows:

	Pension Benefits
	U.S. Plans		Non-U.S. Plans
	2003	2002	2003	2002
Equity securities*	66%	67%	75%	74%
Debt securities	33	33	24	25
Other	1	—	1	1

Total	100%	100%	100%	100%

*	Plan assets were not invested in Chesapeake at 2003 or 2002.

The objectives of the domestic investment policy for plan assets are: to meet pension payment requirements; to achieve a rate of return above inflation to preserve the purchasing power of the assets; and to attempt to maintain pension costs in proportion to changes in total payroll and benefit costs. Investment guidelines are established to assure a reasonable opportunity of achieving the objectives without exposing the funds to excessive or undue investment risk. The target asset allocation for U.S. pension plans is 67 percent equity securities and 33 percent debt securities. The purpose of the equity investments is to provide appreciation in principal, growth of income and current income. Equity securities may include U.S. dollar denominated and international stocks. Debt securities are U.S. fixed income. The purpose of fixed income investments is to provide a predictable and dependable source of income to reduce portfolio volatility. The fixed income category may include U.S. dollar denominated marketable bonds and convertible securities. All assets will be of sufficient size and held in issues with sufficient trading activity to facilitate transactions at minimum cost and accurate market valuation. The aggregate portfolio should be well diversified to avoid undue exposure to maturity, credit quality or any single economic sector, industry group or individual security risk. The prudence standards and diversification requirements prescribed by the Employee Retirement Income Security Act of 1974, as amended and supplemented, are to be satisfied.

The investment policy for foreign plans is set with regard to the plan’s liabilities, financial strength and statutory funding requirements. Long-term returns from equities are expected to keep pace with salary growth in the long term. Due to the high proportion of active members within the plan, the investment policy is equity-oriented. The target asset allocations for the foreign plans are set separately for three different investment portfolios with no rebalancing between the portfolios. Therefore, there is no combined portfolio target allocation. Two of the portfolios invest in equity securities and one invests in debt securities.

In December 2003, Chesapeake contributed a $12.0 million note receivable, due June 2006, to the pre-funding vehicle for postretirement benefits other than pensions. The contribution is presented in other assets in the consolidated balance sheets due to the nature of the pre-funding vehicle. We expect to continue to pay benefits and expenses from general assets of the company until such time as the interest income, principal payments and retiree contributions are sufficient to pay claims and expenses for a reasonable period of time.

We expect to contribute $18.5 million to our pension plans in 2004, which includes a pre-funding contribution to the non-U.S. plans of $7.5 million, and we do not expect to make any pre-funding contributions to our other postretirement benefit plan in 2004.

The following table provides the components of net pension costs and the assumptions used to calculate net pension costs:

	Pension Benefits						Postretirement Benefits Other Than Pensions
	U.S. Plans			Non-U.S. Plans
(dollars in millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Service cost	$0.4	$0.3	$1.4	$4.3	$5.0	$5.7	$—	$—	$—
Interest cost	4.0	4.2	5.0	13.5	11.9	11.0	1.1	1.1	1.0
Expected return on plan assets	(4.7)	(6.0)	(7.4)	(16.6)	(16.1)	(15.3)	—	—	—
Amortization of unrecognized transition obligation	—	(0.5)	(0.5)	—	—	0.1	0.2	—	—
Prior service cost recognized	—	0.1	0.2	—	—	—	—	—	—
Recognized actuarial loss	1.5	0.4	0.2	0.4	—	—	—	—	—

Net pension expense (income)	1.2	(1.5)	(1.1)	1.6	0.8	1.5	1.3	1.1	1.0
Loss due to settlement or curtailment	—	—	4.6	—	—	—	—	—	0.4

Net pension expense (income) after settlement and curtailment costs	$1.2	$(1.5)	$3.5	$1.6	$0.8	$1.5	$1.3	$1.1	$1.4

Discount rate	6.88%	7.25%	7.75%	5.75%	5.90%	6.00%	6.88%	7.25%	7.75%
Expected return on plan assets	8.25%	9.00%	9.25%	7.50%	8.00%	8.00%	N/A	N/A	N/A
Rate of compensation increase	4.50%	4.50%	4.50%	3.25%	3.70%	4.00%	4.50%	4.50%	4.50%

During 2001, we provided certain of our corporate employees with a voluntary separation program, resulting in a pre-tax settlement loss of approximately $4.6 million (see Note 5).

Component of Comprehensive Income

	Pension Benefits
	2003	2002	2001
Increase in minimum liability included in other comprehensive income	$(16.2)	$(34.8)	$(11.5)

Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plans		Other Benefits
(in millions)	U.S. Plans	Non-U.S. Plans
2004	$4.6	$8.7	$2.0
2005	4.5	9.3	1.8
2006	4.5	9.9	1.7
2007	4.5	10.5	1.6
2008	4.5	11.3	1.6
Years 2009–2013	23.1	68.7	7.0

Assumed Healthcare Cost Trend Rates

	2003	2002
Healthcare cost trend rate assumed for next year	11%	12%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%
Year that the rate reaches the ultimate trend rate	2009	2009

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A 1 percent change in assumed healthcare cost trend rates would have the following effects:

(in millions)	One Percent Increase	One Percent Decrease
Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation	$0.6	$(0.5)

11	Stockholders’ Equity

Chesapeake currently has 60 million authorized shares of common stock, $1.00 par value, of which 15,324,789 shares were outstanding as of December 28, 2003. We paid dividends of $0.88 per share during 2003, 2002 and 2001.

In addition to our common stock, Chesapeake’s authorized capital includes 500,000 shares of preferred stock ($100.00 par), of which 100,000 shares are designated as Series A Junior Participating Preferred Stock (“Series A Preferred”). No preferred shares were outstanding during the three years ended December 28, 2003.

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

Earnings Per Share (“EPS”)

Basic EPS is calculated using the weighted-average number of outstanding common shares for the periods, which were 15,186,193 in 2003; 15,134,467 in 2002; and 15,058,813 in 2001. Diluted EPS reflects the potential dilution that could occur if securities are exercised or converted into common stock, or result in the issuance of common stock, that would then share in earnings. Diluted EPS is calculated using the weighted-average number of diluted outstanding common shares for the periods, which were 15,212,315 in 2003; 15,203,543 in 2002; and 15,205,035 in 2001. The difference between the weighted-average shares used for the basic and diluted calculation is due to the number of shares for which “in-the-money” stock options are outstanding. The number of potentially dilutive shares excluded from the calculation of diluted EPS was 1.5 million in 2003; 2.1 million in 2002; and 1.3 million in 2001. (See Common Stock Public Offering below and Note 12 for a discussion of all the securities that could potentially dilute EPS in the future.)

Common Stock Public Offering

In December 2003, Chesapeake filed a universal shelf registration statement with the Securities and Exchange Commission, which will permit us to offer and sell, from time to time, various types of securities, including debt securities, preferred stock, depository shares, common stock, warrants, stock purchase contracts and stock purchase units, having an aggregate offering price of up to $300 million, or the equivalent amount in one or more non-U.S. currencies. On March 1, 2004, we announced our plan to publicly offer 3.4 million shares of our common stock under the shelf registration. Chesapeake also intends to grant to the offering syndicate a 30-day option to purchase up to 510,000 additional shares, solely to cover over-allotments, if any.

12	Stock Option and Award Plans

At December 28, 2003, Chesapeake had three stock compensation plans for employees and officers. All three plans have been approved by our shareholders. Under the 1997 Incentive Plan, we may grant stock options, stock appreciation rights (“SARs”), stock awards, performance shares or stock units, and may make incentive awards to our key employees and officers. The options outstanding were awarded under our 1993 and 1997 Incentive Plans. Up to 2,610,405 additional shares may be issued pursuant to all of the stock option and award plans; however, the Board of Directors has stated that all future grants will be made only from those shares available under the 1997 Incentive Plan, which had 560,940 additional shares available for issuance at December 28, 2003. The stock compensation plans are administered by the Executive Compensation Committee of the Board of Directors.

Chesapeake has a Directors’ Stock Option and Deferred Compensation Plan that provides for annual grants of stock options to nonemployee directors. Up to 289,250 additional shares may be issued pursuant to the Directors’ Plan.

Stock Options

Stock options are generally granted with an exercise price equal to the market value of the common stock on the date of the grant, expire 10 years from the date they are granted, and generally vest over a three-year service period.

The following schedule summarizes stock option activity for the three years ended December 28, 2003:

	Number of Stock Options	Weighted - Average Exercise Price
Outstanding, December 31, 2000	1,608,034	$29.41
Granted	405,500	21.91
Exercised	(68,410)	21.40
Forfeited/expired	(179,415)	29.45

Outstanding, December 30, 2001	1,765,709	27.91
Granted	287,500	28.09
Exercised	(17,350)	23.03
Forfeited/expired	(249,258)	26.32

Outstanding, December 29, 2002	1,786,601	28.21
Granted	111,500	17.89
Exercised	(32,266)	19.34
Forfeited/expired	(156,068)	27.53

Outstanding, December 28, 2003	1,709,767	$27.77
Exercisable:
December 30, 2001	1,088,638
December 29, 2002	1,237,965
December 28, 2003	1,337,371

Information about options outstanding at December 28, 2003, is summarized below:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted - Average Remaining Contractual Life (Years)	Weighted - Average Exercise Price	Number Exercisable	Weighted - Average Exercise Price
$15.38 – $19.22	111,500	9.1	$17.89	0	$0
$19.23 – $23.07	304,452	6.9	21.93	216,247	21.96
$23.08 – $26.91	91,828	3.1	24.64	91,828	24.64
$26.92 – $30.76	829,717	5.8	28.46	657,026	28.55
$30.77 – $34.60	244,305	2.7	33.04	244,305	33.04
$34.61 – $38.45	127,965	4.3	38.03	127,965	38.03

	1,709,767	5.5	$27.77	1,337,371	$28.95

Restricted Stock

In 2003, the Executive Compensation Committee of the Board of Directors made grants of performance-based restricted stock to Chesapeake’s officers and certain managers for the 2003-2005 Cycle of the Long-Term Incentive Program under the 1997 Incentive Plan. The performance criteria established by the Executive Compensation Committee for vesting the restricted stock was the achievement of certain stock price targets of Chesapeake’s common stock. If the performance targets are not achieved during the Cycle, the shares will be forfeited. On July 18, 2003, one of the performance targets was met when the average closing price of Chesapeake’s common stock exceeded $22.00 for a 20-day period.

2003
Outstanding grants at start of year	0
New shares granted	144,500
Shares forfeited	0
Shares vested	(48,162)

Outstanding grants at year-end	96,338

On December 31, 2003, 48,167 shares were issued when another performance target was met, as the average closing price of our common stock exceeded $26.00 for a 20-day period.

Stock Purchase Plans

Chesapeake has stock purchase plans for certain eligible salaried and hourly employees. Shares of Chesapeake common stock are purchased based on participant authorized payroll deductions and a company match of a portion of the employee contributions. At December 28, 2003, 412,391 shares remain available for issuance under these plans.

Stock-based Compensation Expense

The charges to income from continuing operations before taxes for all stock-based employee compensation plans approximated $2.4 million in 2003, $0.2 million in 2002 and $0.5 million in 2001.

Defined Contribution Plans

Chesapeake sponsors, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, pre-tax savings programs for eligible domestic salaried and hourly employees. Participants’ contributions are matched in cash up to designated contribution levels by Chesapeake. Contributions are invested in several investment options, which may include Chesapeake common stock, as selected by the participating employee. At December 28, 2003, 300,000 shares of Chesapeake common stock are reserved for issuance under these programs.

We also maintain various defined contribution plans covering certain foreign employees. Expense associated with these plans was approximately $2.7 million in 2003, $1.8 million in 2002 and $2.5 million in 2001.

13	Supplemental Balance Sheet, Income Statement and Cash Flow Information

Balance Sheet Information

(in millions)	2003	2002
Accrued expenses:
Compensation and employee benefits	$29.7	$22.4
Fixed asset purchases	29.3	14.1
Accrued other taxes	9.6	7.5
Interest	9.1	10.8
Sales rebates	5.4	1.1
Accrued loss on sale of assets	2.8	3.2
Other	17.1	22.5

Total	$103.0	$81.6

(in millions)	2003	2002
Accumulated other comprehensive (loss) income:
Foreign currency translation	$80.4	$(5.9)
Minimum pension liability, net of tax	(64.3)	(48.1)
Fair market value of derivatives, net of tax	5.1	(2.0)

Total	$21.2	$(56.0)

Income Statement Information

(in millions)	2003	2002	2001
Other income:
Gain on sale of property	$—	$3.1	$7.0
Gain on disposition of equipment	5.7	1.9	1.1
Gain on sale of scrap materials	1.2	1.1	0.7
Other income	4.6	4.1	0.6

Total other income	$11.5	$10.2	$9.4

Cash Flow Information

(in millions)	2003	2002	2001
Cash paid for:
Interest (net of amounts capitalized)	$38.9	$41.6	$38.7
Income taxes	7.6	5.7	218.6
Supplemental investing and financing non-cash transactions:
Issuance of common stock for long-term incentive and employee benefit plans	$2.5	$0.2	$1.1
Dividends declared not paid	3.3	3.3	3.3
Real estate transactions (notes received)	—	17.7	—
Assets obtained by capital lease	3.5	0.4	1.7
Assets financed*	21.3	10.2	5.1

*	Amounts reported as financed are recorded as purchases of property, plant and equipment in the statement of cash flows in the year paid.

14	Commitments and Contingencies

Lease Obligations

Chesapeake leases certain assets (principally manufacturing equipment, office space, transportation and information processing equipment) generally for three- to five-year terms. Rental expense for operating leases for continuing operations totaled $7.3 million for 2003, $6.9 million for 2002 and $7.4 million for 2001. As of December 28, 2003, aggregate minimum rental payments in future years on noncancelable operating leases approximated $17.0 million. The amounts applying to future years are: 2004, $5.1 million; 2005, $3.8 million; 2006, $2.1 million; 2007, $1.5 million; and thereafter, $4.5 million.

Environmental Matters

The costs of compliance with existing environmental regulations are not expected to have a material adverse effect on our financial position or results of operations.

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state “Superfund” laws impose liability, without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or “PRPs”) associated with a release or threat of a release of hazardous substances into the environment. Financial responsibility for the remediation and restoration of contaminated property and for natural resource damages can extend to previously owned or used properties, waterways and properties owned by third parties, as well as to properties currently owned and used by a company even if contamination is attributable entirely to prior owners. As discussed below, the U.S. Environmental Protection Agency (“EPA”) has given notice of its intent to list the lower Fox River in Wisconsin on the National Priorities List under CERCLA and identified our subsidiary, Wisconsin Tissue Mills Inc., now WTM I Company (“WT”), as a PRP for the Fox River site.

Except for the Fox River matter, we have not been identified as a PRP at any other CERCLA-related sites. However, there can be no assurance that we will not be named as a PRP at any other sites in the future or that the costs associated with additional sites would not be material to our financial position or results of operations.

In June 1994, the U.S. Department of Interior, Fish and Wildlife Service (“FWS”), a federal natural resources trustee, notified WT that it had identified WT as a PRP for natural resources damage liability under CERCLA arising from alleged releases of polychlorinatedbiphenyls (“PCBs”) in the Fox River and Green Bay System in Wisconsin from WT’s former recycled tissue mill in Menasha, Wisconsin. In addition to WT, six other companies (Appleton Papers, Inc., Fort Howard Corporation, P.H. Glatfelter Company (“Glatfelter”), NCR Corporation, Riverside Paper Corporation and U.S. Paper Mills Corporation) have been identified as PRPs for the Fox River site. The FWS and other governmental and tribal entities, including the State of Wisconsin (“Wisconsin”), allege that natural resources, including federal lands, state lands, endangered species, fish, birds, tribal lands or lands held by the U.S. in trust for various Indian tribes have been exposed to PCBs that were released from facilities located along the lower Fox River. On January 31, 1997, the FWS notified WT of its intent to file suit, subject to final approval by the U.S. Department of Justice (“DOJ”), against WT to recover alleged natural resource damages, but the FWS has not yet instituted such litigation. On June 18, 1997, the EPA announced that it was initiating the process of listing the lower Fox River on the CERCLA National Priorities List of hazardous waste sites.

In January 2003, the Wisconsin Department of Natural Resources (“DNR”) and EPA released a Record of Decision (the “OU1-2 ROD”) for Operable Units 1 and 2 (“OU1” and “OU2”) of the Fox River site. OU1 is the reach of the river that is the farthest upstream and is immediately adjacent to the former WT mill. The OU1-2 ROD selects a remedy, consisting primarily of dredging, to remove substantially all sediment in OU1 with concentrations of PCBs of more than 1 part per million in order to achieve a surface weighted-average PCB concentration level (“SWAC”) of not more than 0.25 parts per million. The OU1-2 ROD estimates the present-worth cost of the proposed remedy for OU1 is $66.2 million. Present-worth cost as stated in the OU1-2 ROD means capital costs in undiscounted 2001 dollars and long-term operation, maintenance and monitoring costs discounted at 6 percent. This estimate is an engineering cost estimate and the OU1-2 ROD states that the actual project cost is expected to be within +50 percent to -30 percent of the estimate. The OU1-2 ROD estimates that the proposed dredging remedy for OU1 will be accomplished over a six-year period after commencement of dredging. For OU2, the reach of the river covering approximately 20 miles downstream from OU1, the OU1-2 ROD proposes a remedy of monitored natural recovery over a 40-year period. The OU1-2 ROD states that the present-worth cost of the proposed remedy for OU2 is an engineering cost estimate of $9.9 million, based on estimated costs discounted at 6 percent.

On July 1, 2003, DNR and EPA announced that they had signed an agreement with WT under which WT will complete the design work for the sediment clean-up in OU1. The design work to be done by WT is estimated to cost approximately $3 million. On October 1, 2003, EPA and DNR announced that WT and Glatfelter had entered into a proposed Consent Decree (the “Consent Decree”) regarding the remediation of OU1. Under the terms of the Consent Decree, WT and Glatfelter agree to perform appropriate remedial action in accordance with the OU1-2 ROD. The remedial action will be performed under oversight by EPA and DNR. To fund the remedial action, WT and Glatfelter will each pay $25 million to an escrow account, and EPA and Wisconsin will use their best efforts to obtain an additional $10 million from another source to supplement the funding. Contributions and cooperation may also be obtained from local municipalities, and additional assistance may be sought from other potentially liable parties. WT will be reimbursed from the escrow account for up to $2 million of OU1 design costs expended under the July 1, 2003, agreement.

Upon completion of the remedial action for OU1 to the satisfaction of EPA and Wisconsin, WT and Glatfelter will receive covenants not to sue from EPA and Wisconsin for OU1, subject to conditions typical of settlements under CERCLA. We believe the required remedial action for OU1 can be completed with the expected funding provided under the Consent Decree. If the funding provided through the Consent Decree is not adequate to pay for the required remedial action, WT and Glatfelter have the option, but not the obligation, to contribute additional funds to complete the remedial action. WT remains potentially liable for the additional costs necessary to achieve the performance standards for OU1 specified in the OU1-2 ROD.

Under the terms of the Consent Decree, WT will also pay EPA and the State of Wisconsin $375,000 for past response costs, and will pay $1.5 million for natural resource damages (“NRD”) for the Fox River site and $150,000 for past NRD assessment costs. These payments will be credited toward WT’s potential liability for response costs and NRD associated with the Fox River site as a whole. As discussed later in this section, we believe that WT is entitled to substantial indemnification from a prior owner of WT with respect to these costs.

The U.S. has lodged the Consent Decree with the U.S. District Court for the Eastern District of Wisconsin for court review and approval. The Consent Decree is also subject to public comment and is expected to be approved by the Court in 2004.

In July 2003, EPA and DNR announced a Record of Decision (the “OU3-5 ROD”) for Operable Units 3, 4 and 5 (“OU3,” “OU4” and “OU5,” respectively), the remaining operable units for this site. The OU3-5 ROD requires primarily dredging and disposal of PCB contaminated sediments from OU3 and OU4 (the downstream portion of the river) and monitored natural recovery in OU5 (Green Bay). The OU3-5 ROD remedy for OU3 and OU4 provides for removal of substantially all sediment with concentrations of PCBs of more than 1 part per million in order to achieve an SWAC of not more than 0.25 parts per million. The OU3-5 ROD estimates the present-worth cost of the proposed remedy for OU3-5 is $324 million. Present-worth cost as stated in the ROD means capital costs in undiscounted 2001 dollars and long-term operation, maintenance and monitoring costs discounted at 6 percent. This estimate is an engineering cost estimate, and the OU3-5 ROD states that the actual project cost is expected to be within +50 percent to -30 percent of the estimate.

Based on information available to us at this time, we believe that the range of reasonable estimates of the total cost of remediation and restoration for the Fox River site is $280 million to $1.59 billion. The low end of this range assumes costs estimated in the OU1-2 ROD and the OU3-5 ROD and takes into account the -30 percent engineering estimating factor. The upper end of the range assumes costs estimated by consultants for the PRPs and includes a +50 percent engineering estimating factor. The OU1-2 ROD and the OU3-5 ROD indicate that most of the active remediation and restoration at the site is expected to take place in the next 10 years.

Based on current information and advice from our environmental consultants, we believe that the 1 part per million remedial action level, and the resulting aggressive effort to remove substantial amounts of PCB-contaminated sediments (most of which are buried under cleaner material or are otherwise unlikely to move) and dispose of the sediment off-site, as contemplated by the OU1-2 ROD and the OU3-5 ROD are excessive and would be environmentally detrimental and therefore inappropriate. The OU1-2 ROD includes provisions that a contingent remedy for OU1 consisting of a combination of dredging and capping may be implemented if certain conditions in the OU1-2 ROD are met and such remedy would provide the same level of protection to human health and the environment as the selected remedy. We believe that alternative remedies that are less intrusive than those selected in the OU1-2 ROD and the OU3-5 ROD are more environmentally appropriate, cost effective and responsible methods of managing the risks attributable to the sediment contamination. Any enforcement of a definitive remedial action plan may be subject to judicial review.

On October 25, 2000, the federal and tribal natural resources trustees released a Restoration and Compensation Determination Plan (“RCDP”) presenting the federal and tribal trustees’ planned approach for restoring injured federal and tribal natural resources and compensating the public for losses caused by the release of PCBs at the Fox River site. The RCDP states that the final natural resource damage claim (which is separate from, and in addition to, the remediation and restoration costs that will be associated with remedial action plans) will depend on the extent of PCB clean-up undertaken by EPA and DNR, but estimates past interim damages to be $65 million, and, for illustrative purposes only, estimates additional costs of restoration to address present and future PCB damages in a range of $111 million to $268 million. To date, Wisconsin has not issued any estimate of natural resource damages. We believe, based on the information currently available to us, that the estimate of natural resource damages in the RCDP represents the reasonably likely upper limit of the total natural resource damages. We believe that the alleged damages to natural resources are overstated in the RCDP and joined in the PRP group comments on the RCDP to that effect. No final assessment of natural resource damages has been issued.

Under CERCLA, each PRP generally will be jointly and severally liable for the full amount of the remediation and restoration costs and natural resource damages, subject to a right of contribution from other PRPs. In practice, PRPs generally negotiate among themselves to determine their respective contributions to any multi-party activities based upon factors including their respective contributions to the alleged contamination, equitable considerations and their ability to pay. In draft analyses by DNR and federal government consultants, the volume of WT’s PCB discharges into the Fox River has been estimated to range from 2.72 percent to 10 percent of the total discharges of PCBs. This range may not be indicative of the share of the cost of the remediation and restoration costs and natural resource damages that ultimately will be allocated to WT because of: inaccuracies or incompleteness of information about mill operations and discharges; inadequate consideration of the nature and location of various discharges of PCBs to the river, including discharges by persons other than the named PRPs and the relationship of those discharges to identified contamination; uncertainty of the geographic location of the remediation and restoration eventually performed; uncertainty about the ability of other PRPs to participate in paying the costs and damages; and uncertainty about the extent of responsibility of the manufacturers of the carbonless paper recycled by WT which contained the PCBs. We have evaluated the ability of other PRPs to participate in paying the remediation and restoration costs and natural resource damages based on our estimate of their reasonably possible shares of the liability and on public financial information indicating their ability to pay such shares. While we are unable to determine at this time what shares of the liability for the Fox River costs will be paid by the other identified PRPs (or other entities who are subsequently determined to have liability), based on information currently available to us and the analysis described above, we believe that most of the other PRPs have the ability to pay their reasonably possible shares of the liability.

The ultimate cost to WT of remediation and restoration costs and natural resource damages related to the Fox River site and the time periods over which the costs and damages may be incurred cannot be predicted with certainty at this time due to uncertainties with respect to: what remediation and restoration will be implemented; the actual cost of that remediation and restoration; WT’s share of any multiparty remediation and restoration costs and natural resource damages; the outcome of the federal and state natural resource damage assessments; the timing of any remediation and restoration; the evolving nature of remediation and restoration technologies and governmental regulations; controlling legal precedent; the extent to which contributions will be available from other parties; and the scope of potential recoveries from insurance carriers and prior owners of WT. While such costs and damages cannot be predicted with certainty at this time, we believe that WT’s reasonably likely share of the ultimate remediation and restoration costs and natural resource damages associated with the Fox River site may fall within the range of $36 million to $130 million, payable over a period of up to 40 years. In our estimate of the lower end of the range, we have assumed remediation and restoration costs as estimated in the OU1-2 ROD and the OU3-5 ROD, and the low end of the governments’ estimates of natural resource damages and WT’s share of the aggregate liability. In our estimate of the upper end of the range, we have assumed large-scale dredging at a higher cost than estimated in the OU1-2 ROD and the OU3-5 ROD, and that our share of the ultimate aggregate liability for all PRPs will be higher than we believe it will ultimately be determined to be. We have accrued an amount for the Fox River liability based on our estimate of the reasonably probable costs within the range as described above.

We believe that, pursuant to the terms of a stock purchase agreement between Chesapeake and Philip Morris Incorporated (now known as Philip Morris USA Inc., or “PM USA,” a wholly owned subsidiary of Altria Group, Inc.), a former owner of WT, we are entitled to substantial indemnification from PM USA with respect to the liabilities related to this matter. Based on the terms of that indemnity, we believe that the costs and damages within our estimated range of liability should be indemnified by PM USA. We understand, however, that PM USA is subject to certain risks (including litigation risk in cases relating to health concerns regarding the use of tobacco products, and bonding requirements associated with PM USA’s appeal of adverse court rulings). Accordingly, there can be no assurance that PM USA will be able to satisfy its indemnification obligations in the future. However, PM USA is currently meeting its indemnification obligations under the stock purchase agreement and, based on our review of currently available financial information, we believe that PM USA has the financial ability to continue to meet its indemnification obligations.

Pursuant to the Joint Venture Agreement with Georgia-Pacific Corporation for Georgia-Pacific Tissue, LLC, WT has retained liability for, and the third party indemnity rights associated with, the discharge of PCBs and other hazardous materials in the Fox River and Green Bay System. Based on currently available information, we believe that if remediation and restoration are done in an environmentally appropriate, cost effective and responsible manner, and if natural resource damages are determined in a reasonable manner, the matter is unlikely to have a material adverse effect on our financial position or results of operations. However, because of the uncertainties described above, there can be no assurance that the ultimate liability with respect to the lower Fox River site will not have a material adverse effect on our financial position or results of operations.

On April 19, 1999, the EPA and the Virginia Department of Environmental Quality (“DEQ”) each issued Notices of Violation (“NOVs”) under the Clean Air Act Amendments of 1990 (“CAA”) against St. Laurent Paper Products Corp. (“St. Laurent”) (and, in the case of EPA’s NOV, Chesapeake) relating to St. Laurent’s kraft products mill located in West Point, Virginia (the “West Point Mill”), formerly owned and operated by Chesapeake Paper Products, L.L.C. Chesapeake Paper Products, L.L.C. was sold by Chesapeake to St. Laurent Paperboard (U.S.) Inc. (“St. Laurent (U.S.)”) in May 1997, pursuant to a Purchase Agreement, dated as of April 30, 1997, by and among Chesapeake Corporation, St. Laurent Paperboard Inc. and St. Laurent (U.S.) (the “Purchase Agreement”). In general, the NOVs allege that from 1984 through the date of the NOVs, the West Point Mill installed certain equipment and modified certain production processes without obtaining required permits. The Purchase Agreement provided that we may have been required to indemnify St. Laurent against certain violations of applicable environmental laws (including the CAA) that were identified as of the May 1997 closing date (and other such violations that existed prior to such date as to which we had “knowledge,” as defined in the Purchase Agreement). Under the terms of an agreement effective as of June 6, 2003, St. Laurent and its parent corporation, Smurfit-Stone Container Corporation (“Smurfit-Stone”) agreed to release substantially all indemnification claims against Chesapeake related to the sale of the West Point Mill, including all claims related to the NOVs, in exchange for cash payments by Chesapeake totaling $11.0 million made during 2003. St. Laurent and Smurfit-Stone also agreed to indemnify Chesapeake as to all environmental liabilities related to the West Point Mill. By entering into this settlement agreement and release, Chesapeake did not admit to any breach of the Purchase Agreement or any violation of any environmental laws. As a result of the settlement, we reduced our accrual for estimated environmental liabilities by $22.2 million during 2003, which resulted in a gain of approximately $11.2 million ($7.7 million net of income taxes).

Our accrued environmental liabilities totaled approximately $52.1 million as of December 28, 2003, and $73.9 million as of December 29, 2002.

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

Guarantees and Indemnifications

We have entered into agreements for the sale of assets or businesses that contain provisions in which we agree to indemnify the buyers or third parties involved in the sale for certain liabilities or risks related to the sale. In these sale agreements, we typically agree to indemnify the buyers or other involved third parties against a broadly-defined range of potential “losses” (typically including, but not limited to, claims, costs, damages, judgments, liabilities, fines or penalties, and attorneys’ fees) arising from: (i) a breach of our representations or warranties in the sale agreement or ancillary documents; (ii) our failure to perform any of the covenants or obligations of the sale agreement or ancillary documents; and (iii) other liabilities expressly retained or assumed by us related to the sale. Most of our indemnity obligations under these sale agreements are: (i) limited to a maximum dollar value significantly less than the final purchase price; (ii) limited by time within which indemnification claims must be asserted (often between one and three years); and (iii) subject to a deductible or “basket.” Many of the potential indemnification liabilities under these sale agreements are unknown, remote or highly contingent, and most are unlikely to ever require an indemnity payment. Furthermore, even in the event that an indemnification claim is asserted, liability for indemnification is subject to determination under the terms of the applicable sale agreement, and any payments may be limited or barred by a monetary cap, a time limitation or a deductible or basket. For these reasons, we are unable to estimate the maximum potential amount of the potential future liability under the indemnity provisions of the sale agreements. However, we accrue for any potentially indemnifiable liability or risk under these sale agreements for which we believe a future payment is probable and a range of loss can be reasonably estimated. Other than the Fox River matter discussed in Environmental Matters above, as of December 28, 2003, we believe our liability under such indemnification obligations was immaterial.

In the ordinary course of our business, we may enter into agreements for the supply of goods or services to customers that provide warranties to their customers on one or more of the following: (i) the quality of the goods and services supplied by us; (ii) the performance of the goods supplied by us; and (iii) our compliance with certain specifications and applicable laws and regulations in supplying the goods and services. Liability under such warranties often is limited to a maximum amount, by the nature of the claim or by the time period within which a claim must be asserted. As of December 28, 2003, we believe our warranty obligations under such supply agreements were immaterial.

In the ordinary course of our business, we may enter into service agreements with service providers in which we agree to indemnify the service provider against certain losses and liabilities arising from the service provider’s performance of the agreement. Generally, such indemnification obligations do not apply in situations in which the service provider is grossly negligent, engages in willful misconduct or acts in bad faith. As of December 28, 2003, we believe our liability under such service agreements was immaterial.

15	Business Segment Information

We currently conduct our business in three segments: the Paperboard Packaging segment, the Plastic Packaging segment and the Land Development segment. Our Paperboard Packaging segment designs and manufactures folding cartons, leaflets, labels and other value-added paperboard packaging products. Its primary end-use markets are pharmaceutical and healthcare; international and branded products (such as alcoholic drinks, confectioneries, cosmetics and fragrances); tobacco; and food and household. The Plastic Packaging segment designs and manufactures plastic containers, bottles, preforms and closures. Its primary end-use markets are agrochemicals and other specialty chemicals; and food and beverages. The Land Development segment held approximately 500 acres of real estate in Virginia as of December 28, 2003. The Land Development segment markets this land to third parties for residential and commercial development, real estate investment and land conservation. The Land Development segment plans to sell this land over the next three to six months. General corporate expenses are shown as Corporate.

Segments are determined by the “management approach” as described in SFAS No.131, Disclosures about Segments of an Enterprise and Related Information, which we adopted in 1998. Management assesses continuing operations based on earnings before interest and taxes (“EBIT”) derived from similar groupings of products and services. Consistent with management’s assessment of performance, gains on the sale of businesses and restructuring charges are excluded from segment EBIT.

There were no material intersegment sales in 2003, 2002 or 2001. No single customer represented more than 10 percent of total net sales. Net sales are attributed to geographic areas based on the location of the segment’s geographically managed operations. Segment identifiable assets are those that are directly used in segment operations. Timberlands and real estate are included in the Land Development segment. Corporate assets are cash, certain nontrade receivables and other assets. Long-lived assets are primarily property, plant and equipment, and real estate held for development and goodwill.

We are not dependent on any single customer, group of customers, market or supplier of materials, labor or services.

Financial Information by Business Segment:

(in millions)	2003	2002	2001

Net sales:
Paperboard Packaging	$753.4	$678.1	$671.4
Plastic Packaging	132.2	103.7	98.5
Land Development	13.7	40.4	20.6

Consolidated net sales	$899.3	$822.2	$790.5

EBIT:
Paperboard Packaging	$60.4	$62.3	$62.1
Plastic Packaging	12.4	8.5	3.0
Land Development	7.3	15.7	15.0
Corporate	(16.4)	(12.1)	(19.5)
Restructuring charges	—	(2.6)	(14.6)
Gain on Sale of Business	11.2	—	—

Income from continuing operations before interest and taxes	$74.9	$71.8	$46.0

Identifiable assets:
Paperboard Packaging	$1,193.0	$1,068.3	$929.7
Plastic Packaging	170.0	151.7	173.5
Land Development	6.3	29.6	34.0
Corporate	123.5	103.3	108.4

Consolidated assets	$1,492.8	$1,352.9	$1,245.6

Capital expenditures:
Paperboard Packaging	$49.0	$44.1	$32.8
Plastic Packaging	3.3	6.8	5.3
Land Development	—	—	—
Corporate	0.1	0.3	—
Discontinued operations	—	—	3.2

Totals	$52.4	$51.2	$41.3

Depreciation and amortization:
Paperboard Packaging	$43.6	$38.9	$48.2
Plastic Packaging	10.2	8.6	10.5
Land Development	—	—	0.1
Corporate	0.5	0.7	1.5
Discontinued operations	—	—	11.1

Totals	$54.3	$48.2	$71.4

Geographic Information:

(in millions)	2003	2002	2001

Net sales:
United Kingdom	$492.6	$461.1	$464.1
Germany	98.1	77.2	71.1
France	90.3	74.7	71.9
Ireland	62.4	52.0	45.7
Belgium	51.3	47.0	42.6
South Africa	40.1	29.7	24.6
U.S.	32.7	58.3	47.3
Other	31.8	22.2	23.2

Total	$899.3	$822.2	$790.5

Long-lived assets:
United Kingdom	$861.8	$794.0	$729.5
U.S.	133.3	132.7	147.4
France	33.7	31.7	28.9
Germany	69.7	28.6	18.2
Ireland	30.0	28.0	23.6
Belgium	27.5	24.6	22.8
South Africa	9.8	10.7	6.0
Other	18.1	14.9	9.7

Total	$1,183.9	$1,065.2	$986.1

Recent Quarterly Results (Unaudited)

(dollar amounts in millions, except per share data)					Per Share
Quarter	Net Sales	Gross Profit	Income from Continuing Operations	Net Income (Loss)	Income from Continuing Operations		Earnings (Loss)		Dividends Declared	Stock Price
					Basic	Diluted	Basic	Diluted		High	Low

2003:
First	$217.5	$42.3	$2.7	$2.7	$0.18	$0.18	$0.18	$0.18	$0.22	$18.67	$14.25
Second(a)	212.7	41.0	9.4	9.4	0.62	0.62	0.62	0.62	0.22	22.86	16.30
Third	220.5	40.9	3.4	3.4	0.22	0.22	0.22	0.22	0.22	24.48	21.44
Fourth	248.6	47.0	11.0	11.0	0.72	0.72	0.72	0.72	0.22	27.45	22.05

Year(a)	$899.3	$171.2	$26.5	$26.5	$1.74	$1.74	$1.74	$1.74	$0.88

2002:
First	$182.1	$31.9	$(0.3)	$(0.3)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$0.22	$30.80	$26.05
Second(b)	189.0	35.7	0.3	0.3	0.02	0.02	0.02	0.02	0.22	29.30	24.45
Third(c)	210.8	41.1	9.1	10.5	0.60	0.60	0.69	0.69	—	26.85	15.12
Fourth	240.3	49.3	11.4	11.4	0.75	0.75	0.75	0.75	0.44	18.80	12.62

Year(b,c)	$822.2	$158.0	$20.5	$21.9	$1.36	$1.35	$1.45	$1.44	$0.88

(a)	The second quarter of 2003 included a gain of $7.7 million, net of tax, on the settlement of indemnity obligations to St. Laurent Paperboard (U.S.) Inc. related to the 1997 sale of a kraft products mill in West Point, Virginia.

(b)	The second quarter of 2002 included restructuring charges of approximately $1.8 million, net of tax, for the closure of one facility and the consolidation of two other facilities in the Paperboard Packaging segment.

(c)	The third quarter of 2002 included an after-tax revision to the estimated loss on the planned sale of discontinued operations of $1.4 million, net of tax, or $0.09 per diluted share.

Report of Management

Cheasapeake Corporation is responsible for the preparation, integrity and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

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

As indicated in the report from our independent accountants, PricewaterhouseCoopers LLP performs an annual audit of Chesapeake’s consolidated financial statements for the purpose of determining that the statements are presented fairly, in all material respects, in conformity with generally accepted accounting principles in the United States of America. The independent accountants are appointed annually by Chesapeake’s Board of Directors based upon a recommendation by the audit committee.

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

January 27, 2004

Report of Independent Auditors

To the Stockholders and Board of Directors of Chesapeake Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows, and of stockholders’ equity (appearing on pages 28 to 53) present fairly, in all material respects, the financial position of Chesapeake Corporation and its subsidiaries (the Company) at December 28, 2003, and December 29, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 4 to the financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Richmond, Virginia

January 27, 2004, except for the third paragraph of Note 7, as to which the date is February 23, 2004 and except for the last paragraph of Note 11, as to which the date is March 1, 2004.

Five-Year Comparative Record

(dollar amounts in millions, except per share data)	2003(1)	2002(2)	2001(3)	2000(4)	1999(5)
Operating Results
Net sales	$899.3	$822.2	$790.5	$654.7	$396.7
Income from continuing operations	26.5	20.5	10.5	9.7	46.1
Discontinued operations	—	1.4	113.0	(77.0)	204.7
Net income (loss)	26.5	21.9	123.5	(67.3)	250.8
Cash dividends declared on common stock	13.4	13.3	13.2	13.4	17.0
Net cash provided by (used in) operating activities	85.4	52.5	(206.6)	31.1	(8.1)
Common Stock
Number of stockholders of record at year-end	4,744	4,913	5,108	5,920	6,369
Shares outstanding at year-end	15.3	15.2	15.2	15.1	17.5
Per Share
Basic earnings from continuing operations	$1.74	$1.36	$0.70	$0.71	$2.29
Basic earnings	1.74	1.45	8.18	(4.26)	12.48
Diluted earnings from continuing operations	$1.74	$1.35	$0.69	$0.70	$2.26
Diluted earnings	1.74	1.44	8.12	(4.20)	12.29
Dividends declared	0.88	0.88	0.88	0.88	0.88
Year-end stockholders’ equity	37.24	31.36	28.36	23.13	31.53
Financial Position at Year-end
Working capital	$62.9	$83.0	$59.3	$28.7	$291.0
Property, plant and equipment, net	431.6	376.4	338.3	372.2	355.7
Total assets	1,492.8	1,352.9	1,245.6	1,533.1	1,373.2
Long-term debt	481.9	486.0	488.3	634.7	224.4
Deferred income taxes (long-term)	30.1	25.9	26.7	218.4	216.3
Stockholders’ equity	569.7	476.6	431.0	349.2	551.7
Total capital	1,081.7	988.5	946.0	1,202.3	992.4
Percent of long-term debt
To total capital	44.6%	49.2%	51.6%	52.8%	22.6%
To stockholders’ equity	84.6	102.0	113.3	181.8	40.7
Additional Data
Number of employees at year-end	5,875	5,835	5,801	8,720	6,616

Notes to Five-Year Comparative Record: Accounting policies are stated in the Notes to Consolidated Financial Statements. Additional information that may affect the comparability of the information in the Five-Year Comparative Record is set forth under the captions “Discontinued Operations,” “Restructuring,” “Acquisitions” and “Divestitures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(1)	Continuing operations included an after-tax gain on the settlement of indemnity obligations of $7.7 million.

(2)	Continuing operations included an after-tax restructuring charge of $1.8 million. Goodwill amortization was discontinued as of the beginning of the year (see Note 4).

(3)	Continuing operations included after-tax restructuring charges of $9.3 million.

(4)	Continuing operations included after-tax restructuring/special charges of $4.7 million.

(5)	Continuing operations included after-tax restructuring/special charges of $20.1 million and an after-tax gain on the sales of businesses of $48.0 million.